Form 20-F
period 2009-11-30
IntelliPharmaCeutics International Inc.
filed 2010-06-01
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2009; or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………

For the transition period from ________ to ________

Commission File No. 0-53805

INTELLIPHARMACEUTICS
INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of Incorporation or organization)

30 Worcester Road
Toronto, Ontario M9W 5X2
(Address of principal executive offices)

Graham Neil, Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road, Toronto,
Ontario M9W 5X2, Telephone: (416) 798-3001, Fax:  (416) 798-3007
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	NASDAQ TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

As of November 30, 2009, the registrant had 10,907,057 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐      No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item  17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

TABLE OF CONTENTS

-i-

TABLE OF CONTENTS
(continued)

		Page
Item 16F	Corporate Governance	71
Part III.		71
Item 17	Financial Statements	71
Item 18	Financial Statements	71

-ii-

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information or statements. These assumptions include, but are not limited to, our ability to commercialize products, receipt of regulatory approvals, positive results of current and future clinical trials or bioequivalence studies, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, our ability to obtain additional financing, existence of potential markets for our product candidates, our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise, sufficient working capital for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for any products we may elect to market and sell directly, market acceptance of any products that we bring to market, our ability to retain and hire qualified employees, and general improvement of economic and capital market conditions in Canada and the United States.

Forward-looking information involves known and unknown risks, uncertainties and other factors that could cause actual results to differ materially. Such factors include, but are not limited to, uncertainty regarding: the timing of our programs to research, develop and commercialize our products candidates; the timing and costs of obtaining regulatory approvals; the benefits of our drug delivery technologies and product candidates as compared to others; the scope of protection provided by intellectual property for our drug delivery technologies and product candidates; our estimates regarding our capital requirements and future revenues and profitability; our estimates of the size of the potential markets for our product candidates; our selection and licensing of product candidates; the benefits to be derived from collaborative efforts with distributors; sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates; the rate and degree of market acceptance of our products; the timing and amount of reimbursement of our products; the success and pricing of other competing therapies that may become available; the manufacturing capacity of third-party manufacturers that we may use for our products; and other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of this annual report, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Name	Business Address	Office/Function for the Company
Dr. Isa Odidi	30 Worcester Road Toronto, ON M9W 5X2	Chief Executive Officer and Chairman of the Board and Director of the Company

Dr. Amina Odidi	30 Worcester Road Toronto, ON M9W 5X2	President, Chief Operating Officer and Director of the Company
John N. Allport	30 Worcester Road Toronto, ON M9W 5X2	Vice-President, Legal Affairs and Licensing and Director of the Company
Dr. Eldon R. Smith	Faculty of Medicine University of Calgary 3330 Hospital Drive NW Calgary, AB T2N 4Z1	Director of the Company
Kenneth Keirstead	541 Charlotte Street Fredericton, NB E3B 1M1	Director of the Company
Bahadur Madhani	117 Dundas Street East, Suite 101, Toronto, ON M5G 1E1	Director of the Company
Dr. Patrick N. Yat	30 Worcester Road Toronto, ON M9W 5X2	Vice-President, Pharmaceutical Analysis and Chemistry of the Company
Graham D. Neil	30 Worcester Road Toronto, ON M9W 5X2	Vice President, Finance and Chief Financial Officer of the Company

The Company’s auditors for the preceding 3 years are as follows:

Fiscal Year Ended	Auditor (each a member of the Canadian Institute of Chartered Accountants)
November 30, 2009 & December 31, 2008	Deloitte & Touche LLP 5140 Yonge Street, Toronto, Ontario M2N 2L7
December 31, 2007	KPMG LLP Yonge Corporate Centre 4100 Yonge Street, Suite 200 Toronto, Ontario M2P 2H3

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the eleven month period ended November 30, 2009 and of our predecessor company for accounting purposes, Intellipharmaceutics Ltd. which had a December 31 fiscal year end, for the years ended December 31, 2008, 2007, 2006 and 2005. As a result of the IPC Arrangement Agreement (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction.  These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All dollar amounts herein are expressed in United States dollars (“US dollars”), unless otherwise indicated.

Periods ended
(in thousands of US dollars, except for per share data)

	As at and for the eleven month period ended November 30, 2009	As at and for the year ended December 31, 2008	As at and for the year ended December 31, 2007	As at and for the year ended December 31, 2006	As at and for the year ended December 31, 2005

Revenue	630	1,278	2,297	1,490	Nil
Loss	(1,839)	(3,765)	(1,291)	(1,320)	(2,453)
Total assets	11,081	3,026	6,878	3,027	4,068
Total liabilities	6,449	3,609	4,557	2,567	2,508
Net Assets	4,632	(583)	2,322	460	1,558
Capital Stock	16,969	16,874	16,874	16,094	16,044
Loss per share – basic and diluted	(0.19)	(0.40)	(0.14)	(0.15)	(0.28)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	9,512	9,328	9,087	8,877	8,685

The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years 2005 through 2008, for the 11-month period ended November 30, 2009 and for November 2009 through April 2010.

AVERAGE
2005	.8254
2006	.8817
2007	.9304
2008	.9381
2009 (11 months)	.8696

	LOW	HIGH
November 2009	0.9282	0.9560
December 2009	0.9334	0.9611
January 2010	0.9384	0.9755
February 2010	0.9316	0.9597
March 2010	0.9596	0.9888
April 2010	0.9803	1.0039

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada.  At May 25, 2010, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equalled $0.9346.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as of November 30, 2009.  As of November 30, 2009, the Company has cash totalling $8,014,492 and short-term investments totalling Nil.

Short term debt-due to related parties (1)	$2,360,181
Shareholder’s Equity
Common shares, unlimited amount authorized, 10,907,057 issued and outstanding:	$16,969
Preference shares, unlimited amount authorized, none issued:	-
Additional paid-in capital:	$18,263,340
Accumulated other comprehensive loss:	(341,844)
Deficit:	$(13,306,451)
Total Shareholders’ Equity:	$4,632,014

(1)
Amounts due to related parties are current liabilities payable to entities controlled by principal shareholders who are officers and directors of the Company for cash advanced by them to the Company and are represented by unsecured promissory notes. As of November 30, 2009 the Company had no outstanding capital lease obligations, guaranteed debt or secured debt.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The risks and uncertainties described below are those that we currently believe may materially affect us.  Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us.  If any of the following risks actually occurs, our business, operating results or financial condition could be materially adversely affected.

RISKS RELATING TO OUR BUSINESS

Prospects for companies in the pharmaceutical industry generally may be regarded as uncertain given the research and development nature of the industry and uncertainty regarding the prospects of successfully commercializing product candidates and, accordingly, investments in companies such as ours should be regarded as very speculative.  An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual report.  The list of risks and uncertainties described below is not an exhaustive list.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business.  If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.  If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.

Risks related to our Company

We may require additional funds in our business that may be difficult to obtain when needed or on terms acceptable to us.

As of November 30, 2009, we had a cash balance of U.S. $8.0 million.  As of February 28, 2010, our cash balance was U.S.$5.0 million. In the future, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities we believe are necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities.  It may be difficult or impossible for us to obtain additional capital when needed or on terms acceptable to us.

In order to secure future financing, if it is even available, it is likely that we would need to sell additional common shares or financial instruments that are exchangeable for or convertible into common shares and/or enter into development, distribution and/or licensing relationships. Any future debt financing arrangements we enter into would likely contain restrictive covenants that would impose significant operating and financial restrictions on us.

Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional financing may not be obtained at favourable terms, if at all. Any future equity financing may also be dilutive to existing shareholders. If we cannot obtain adequate funding on reasonable terms, we may terminate or delay clinical trials for one or more of our product candidates, curtail significant product development programs that are designed to identify new product candidates, and/or sell or assign rights to our technologies, products or product candidates.

We have a history of losses.

We have incurred losses from 2002 (when Intellipharmaceutics Ltd., our predecessor company, commenced operations) through November 30, 2009 and continue to incur losses.  As at November 30, 2009, we had an accumulated deficit of U.S.$13.3 million.  For the year ended November 30, 2009 we had a loss of U.S.$1.8 million.  Our losses for the fiscal periods ended December 31, 2008, 2007, 2006, and 2005 were U.S.$3.8 million, U.S.$1.3 million, U.S.$1.3 million, and U.S.$2.5 million, respectively.  These historical financial losses and our continued losses and financial condition could make it more difficult for us to obtain financing in the future or could reduce the value the market places on our common shares.

As we engage in the development of product candidates in our pipeline, we will continue to incur losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the U.S. Food and Drug Administration (“FDA”) or other applicable regulatory agencies needed to commercially market them and if we will be able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or if we do, that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, the Company’s recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern.

We are dependent on key personnel.

We are dependent upon the scientific expertise of Dr. Isa Odidi, our Chairman and Chief Executive Officer, and Dr. Amina Odidi, our President and Chief Operating Officer.  Although we now employ, and will in the future expect to continue to employ other qualified scientists, we are substantially dependent upon the efforts of Drs. Isa and Amina Odidi as they are our only employees who have the knowledge and know-how relating to the development of controlled-release products that we believe is necessary for us to continue development of our products.

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate large number of new employees into our corporate culture, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors.  Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Our intellectual property may not provide meaningful protection for our product candidates.

We hold certain U.S. patents and have pending applications for additional patents.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of the drug delivery platforms and technologies that we have discovered, developed or acquired that we believe may be commercially promising.  Our success depends, in part, on our ability, and our collaborative partners’ ability, to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  As with most pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions.  Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable development costs that we have incurred.  Our ability to recover these expenditures and realize profits upon the sale of products could be diminished.  The process of obtaining patents can be time-consuming and expensive, with no certainty of success.  Even if we spend the necessary time and money, a patent may not be issued or it may insufficiently protect the technology it was intended to protect.  We can never be certain that we were first to develop the technology or that we were the first to file a patent application for the particular technology because of the time that elapses between patent filing and publication, and because publications in the scientific or patent literature lag behind actual discoveries.  If our pending patent applications are not approved for any reason, or if we are unable to receive patent protection for additional proprietary technologies that we develop, the degree of future protection for our proprietary technology will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing.  The patents of our competitors may impair our ability to do business in a particular area.  Our success will depend, in part, on our ability to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

We operate in a highly litigious environment.

The cost of commencing or defending litigation, if necessary, could be significant and could significantly drain our limited financial resources and disrupt our business operations.  While there is no litigation pending or threatened against us, litigation to which we may be subjected could relate to, among other things, our patent and other intellectual property rights, licensing arrangements with other persons, product liability and financing activities.  Such litigation could include an injunction against the manufacture or sale of a product or potential product or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  When we file an abbreviated new drug application (“ANDA”) for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted.  Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed.  From time to time, in the ordinary course of business, we face such challenges and may continue to do so in the future.

We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.

Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. Likewise, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic products. Patent infringement litigation involves many complex technical and legal issues and its outcome is often difficult to predict, and the risk involved in doing so can be substantial, because the remedies available to the owner of a patent in the event of an unfavourable outcome include damages measured by the profits lost by the patent owner rather than the profits earned by the infringer. Such litigation usually involves significant expense and can delay or prevent introduction or sale of our products.

We have a reliance on key proprietary information.

We rely on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements.  However, these confidentiality agreements may be breached, and they may not have adequate remedies for such breaches.  Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.  Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner.

We cannot ensure the availability of raw materials.

Certain raw materials, which may be necessary for the development and subsequent commercial manufacturing of our product candidates, may be proprietary products of other companies.  We attempt to manage the risk associated with such proprietary raw materials by the imposition of contractual provisions in supply contracts that we believe are favourable to us, by management of inventories and by the continued search for alternative authorized suppliers of such materials or their equivalents. If this fails, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our product candidates.

The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier or if the supplier does not give us access to its technical information in respect of our application or the supplier was not in compliance with FDA or other applicable requirements, the FDA approval of a new supplier could delay the manufacture of the drug involved. As a result, there is no guarantee we will always have timely and sufficient access to a required raw material or other product.  Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows could be materially adversely affected.

Many third-party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of these third parties.  We also depend on the strength, enforceability and terms of our various contracts with our third-party suppliers.

Our product candidates may not be successfully developed or commercialized.

Successful development of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements for the demonstration of bioequivalence;

•	for new drug application (“NDA”) candidates, a product may not demonstrate acceptable clinical trial results, even though it demonstrated positive pre-clinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•
products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals.  Among other things, such delays may be caused by slow enrolment in clinical studies, extended lengths of time to achieve study endpoints, additional time requirements for data analysis, discussions with the FDA, FDA requests for additional pre-clinical or clinical data, or unexpected safety, efficacy or manufacturing issues;

•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

For both ANDA and NDA products, success in pre-clinical and early clinical trials does not ensure that large-scale clinical trials will be successful.  As well, for ANDA candidates, success in preliminary studies does not ensure that bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

A failure or a significant delay in the marketing of our lead product, our extended release dexmethylphenidate (a generic of Focalin XR®) would have a material adverse effect on our future results of operations, liquidity, financial condition, and growth prospects.

We have invested a significant portion of our financial resources in the development of our lead product, our extended release dexmethylphenidate hydrochloride (dexmethylphenidate XR). We anticipate that in the mid-term our ability to generate significant revenues will depend substantially on the successful commercialization of this product, especially in the United States, where the product remains under review by the FDA. Although we have several other products under development, they also remain subject to regulatory approval or are at an earlier stage of development.

In August of 2007, we announced that the Company had received acceptance from the U.S. Food and Drug Administration for the filing of the Company’s generic dexmethylphenidae XR for commercialization with a drug development partner, Par Pharmaceutical, Inc. (Par) using the Company’s proprietary controlled release drug delivery technology. The application seeks the FDA’s approval to commercialize generic versions of each of 4 strengths of a branded drug called Focalin XR® (Focalin XR® is a registered trademark of Novartis Pharmaceuticals Corporation)

The Company also filed the FDA’s customary form of Paragraph IV certification which the Company had delivered to the owners of certain patents listed with the FDA as pertaining to FOCALIN XR®. This certification contained the Company’s indication that it believed that its generic versions of FOCALIN XR® do not infringe those patents and/or that the patents are invalid or unenforceable.

These generic drug products have been developed by the Company under a collaboration arrangement with Par Pharmaceutical, Inc. (“Par” or “Par Pharmaceutical”) under which Par is responsible for litigation and its costs. Par is the agent for the Company in respect of its filing with the FDA for approval to commercialize the generic versions of FOCALIN XR®.  Company management expects that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  Commercial launch of the product within the anticipated timeframe remains dependent upon FDA approval of the product. There can be no assurance that such approval will be granted within the anticipated timeframe for launch, or at all.

The introduction of other generic extended release dexmethylphenidate products into the U.S. market could have a material adverse effect on our U.S. market share and our overall business.

We are aware that at least Teva Pharmaceuticals USA. Inc. (Teva), Barr Laboratories (Barr), KV Pharmaceutical Company (KV), and Actavis Inc. (Actavis) have each submitted an ANDA to the FDA seeking approval in the United States to market generic versions of Focalin XR®, an extended release form of dexmethylphenidate hydrochloride, currently being sold in the United States by Novartis Pharmaceuticals. (Barr and Teva have subsequently merged.)  If the applications filed by those parties are approved by the FDA and/or if the

Company does not obtain the timely approval of the FDA, those parties may be able to launch their own generic dexmethylphenidate XR products in the United States ahead of that of the Company. Such launches could have an adverse effect on our market share and our business, including a shortfall in revenues and an inability to successfully commercialize our dexmethylphenidate XR product.

The Company is aware that, in December 2009, Elan settled similar patent litigation with Teva and Barr in respect of the applications to the FDA by those companies to commercialize generic dexmethylphenidate XR products and  Elan announced that it  had granted Teva and Barr rights to Elan intellectual property for Focalin XR no sooner than June 2012. The launch of generic dexmethylphenidate XR products in the United States by Teva/Barr in that timeframe could have an adverse effect on our market share and our business.

Our significant expenditures on research and development may not lead to successful product introductions.

We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations.  We are required to obtain FDA approval before marketing our drug products. The FDA approval process is rigorous, time consuming and costly. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs.  As we continue to develop new products, our research expenses will likely increase.  Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of new pharmaceuticals that have been approved by the FDA.

Factors affecting our R&D expenses include, but are not limited to, the number of, and the outcomes of, bioavailability/bioequivalence studies currently being conducted by us and/or our collaborators.  For example, our R&D expenses may increase based on the number of bioavailability/bioequivalence studies or clinical trials being conducted by us and/or our collaborators during a certain period.

We may not have the ability to develop or license, or otherwise acquire, and introduce new products  on a timely basis.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the products that we are currently developing or licensing or any future products.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward looking events can vary dramatically due to factors such as delays or failures in our clinical trials or bioequivalence studies, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties with whom we have contractual arrangements, to fulfill, in whole or in part, their contractual obligations towards us.

Our products may not achieve expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our proposed products, the success of those products will be dependent upon market acceptance.  Levels of market acceptance for any products to be marketed by us could be affected by several factors, including:

•	the availability of alternative products from competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level; and

•	the acceptance of our products by government and private formularies.

Some of these factors are not within our control, and our proposed products may not achieve levels of market acceptance anticipated by us.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products we are currently developing or may develop in the future.  These studies could also impact a future product after it has been marketed.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or requirement of other risk management programs such as the need for a patient registry.

We do not have experience in conducting clinical trials and submitting NDAs.

With respect to products that we develop that are not generic equivalents of existing brand-name drugs and thus do not qualify for the FDA’s abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.

There is no assurance that our expenses related to NDAs and clinical trials will lead to the development of brand-name drugs that will generate revenues in the future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity and financial condition.

We face risks and uncertainties inherent in conducting clinical trials.

There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval of our product or a limited application of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:

•	delays in patient enrolment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failures in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or other applicable foreign regulatory agencies.

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrolment in or initiation of our clinical trials. Many of these companies have more significant resources than we do.

The FDA or other foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There is no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We rely on third parties to conduct clinical trials.

Although we may design or have control in the design of the clinical trials for our product candidates, we rely on contract research organizations and other third parties to assist it in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.

Morever, although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  In addition, the FDA and other similar regulatory agencies outside the United States require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA or such other agencies will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted using products manufactured under the FDA’s current Good Manufacturing Practices (“GMP”), regulations.  Our failure, or the failure of our contract manufacturers, if any, involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay and increase the cost of the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

Competition in our industry is intense, and developments by other companies could render our product candidates obsolete.

The pharmaceutical industry is highly competitive and any of our competitors, including medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They also may have greater experience in conducting bioequivalence studies, pre-clinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals.  Therefore, our competitors may succeed in developing technologies and products that are more effective than the drug delivery technology we are developing or that will cause our technology or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

In the past, we have relied on, and expect to continue to rely on, collaborative arrangements with third parties who provide manufacturing and/or marketing support for some or all of our product candidates.  Even if we find a potential partner, we may not be able to negotiate an arrangement on favourable terms or achieve results that we consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  We also face, and will continue to face, intense competition from other companies for collaboration arrangements with other pharmaceutical and biotechnology companies.

Although we believe that our ownership of patents for some of  our drug delivery products will limit direct competition with these products, we must also compete with established existing products and other promising technologies and other products and delivery alternatives that may be more effective than our products and proposed products.  In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.

We have not received regulatory approval for any product that uses our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology.

Our Rexista product for an abuse-deterrent form of oxycodone is one such new technology. No product employing our abuse deterrent technology has received regulatory approval.  In addition, any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work and expenditures.

If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If third-party manufacturers of our product ingredients or products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

Although we manufacture clinical trial supplies in-house, we rely on third parties for the manufacturing of certain components and ingredients of our clinical trial materials and in particular, the active ingredients (APIs).  In addition, while we have the equipment and ability to manufacture drugs to a certain extent on a commercial scale, we may rely on third parties for commercial scale manufacturing.  Our reliance on contract manufacturers in these respects will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•
Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•
Contract manufacturers are required to undergo a satisfactory current Good Manufacturing Practices (“cGMP”) inspection prior to regulatory approval and are obliged to operate in accordance with the GMP regulations of the FDA regulations and those of other jurisdictions we may manufacture in or apply for approval for some of our products.  These regulations govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow GMP or other similar applicable regulations and to document their adherence to such practices may lead to significant delays in the availability of material for clinical studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

•
For some or all of our current product candidates and possibly for any future products we may initially rely on a single or a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA and other applicable national GMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer important delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•
With respect to any of our products that we may market, our ability to reach full commercial scale manufacturing depends upon the ability of our own plant or a designated commercial scale contract manufacturer to be approved under such GMP. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining GMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities and such actions could be both costly and inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and by applicable agencies in other nations to ensure strict compliance with GMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

Under our collaboration and marketing and distribution arrangements with third-party manufacturers, we may commit to supply these third parties with product. In the event that we are unable to fulfill such obligations as a result of a failure of our contract manufacturers, we may be in breach of our obligations under those arrangements.

Risks related to our Industry

Competition from generic drug manufacturers may reduce our expected royalties.

Because part of our product development strategy involves the novel reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our once-daily Rexista abuse-deterrent oxycodone product, the prices at which such products are sold and the revenues we expect to receive may be reduced.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payers may not provide reimbursement in whole or in part for their use.

A trend in the United States healthcare industry and elsewhere is cost containment. We expect recent changes in the Medicare program, such as were included in the Health Care and Education Reconciliation Act of 2010, and increasing emphasis on managed care to continue to put pressure on pharmaceutical product pricing.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labelling, distribution, and promotion of pharmaceutical products as well as environmental, safety and health regulations.

Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products.  The regulations applicable to our existing and future products may change.  Regulations require extensive clinical trials and other testing and government review and final approval before we can market our products.  The cost of complying with government regulation can be substantial and may exceed our available resources causing delay or cancellation of our product introductions.

Some abbreviated application procedures for controlled-release drugs and other products, including those related to our  ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers seeking changes from the FDA in the approval requirements for particular drugs as part of their strategy to thwart generic competition.  We cannot predict whether the FDA will make any changes to requirements applicable to our ANDA application as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.

Any failure or delay in obtaining regulatory approvals could make it so that we are unable to market any products we develop and therefore adversely affect our business, results of operations, financial condition and cash flows.  Even if approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of our products in other countries to be cancelled or materially delayed.

The manufacturing, distribution, processing, formulation, packaging, labelling and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and criminal prosecution.

We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, and local environmental, safety, and health laws and regulations that are applicable to our operations and facilities.

Our research and development activities involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products.  It is possible that accidental injury or contamination from these materials may occur.  In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources.  In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

We are subject to environmental laws and regulations.

We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.

We may incur substantial costs to comply with environmental laws and regulations.  In addition, we may discover currently unknown environmental problems or conditions.  We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations.  Environmental laws or regulations (or their interpretation) may become more stringent in the future.

We are subject to currency rate fluctuations.

A large majority of our expenses are payable in Canadian dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our reported financial results.

We are subject to product liability costs for which we may not have or be able to obtain adequate insurance coverage.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability.  Liability exposures for pharmaceutical products can be extremely large and pose a material risk.  In some instances, we may be or may become contractually obligated to indemnify third parties for such liability.  Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have.

While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and our products as they are administered in bioavailability/bioequivalence studies, first- and third-party insurance is increasingly costly and narrow in scope.  Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future.  If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits.  Furthermore, any first or third-party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

We have limited sales, marketing and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical products.  There can be no assurance that, if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful.  If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our significant shareholders will have the ability to control certain corporate actions.

Our principal shareholder is a privately-held company controlled by Drs. Amina and Isa Odidi, and it owns approximately 55% of our issued and outstanding shares.  As a result, the principal shareholder will have the ability to control all matters submitted to our shareholders for approval that are not subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our shares, in person or by proxy.  The controlling shareholder will have the ability to control matters submitted to our shareholders requiring approval of the majority of holders of our shares including the election and removal of directors.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business. These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

Our effective tax rate may vary.

Various internal and external factors may have favourable or unfavourable effects on our future effective tax rate.  These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings.  Our corporate structure was designed in part to allow us to qualify for certain substantial tax credits in Canada.  In particular, at present, we take advantage of favourable tax treatment in Canada for certain research work pertaining to our drug delivery technologies and drug products in research stages.  If those Canadian tax laws as pertain to such research were substantially negatively altered or eliminated, or if our applications for tax credits are refused, it would have a material adverse effect upon our financial results.

Risks related to our Common Shares

Our share price has been highly volatile and our shares could suffer a further decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	sales of our common shares, including any sales made in connection with future financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	actual or anticipated period-to-period fluctuations in financial results;

•	clinical and regulatory development regarding our product candidates;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

Our shares have in the past, and may continue to, experience significant volume and price volatility. This volatility could reduce the future market price of our shares, regardless of our operating performance. In addition, both the volume and the trading price of our shares could change significantly over short periods of time in response to, among other things, actual or anticipated variations in quarterly operating results, announcements by us, and/or changes in national or regional economic conditions, making it more difficult for our shares to be sold at a favourable price or at all.

In addition, the stock market in general and the market for drug development companies have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of pharmaceutical and biotechnology companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

We may not achieve projected development goals in the time frames announced and expected.

From time to time, we may set goals for and make public statements regarding timing of the accomplishment of objectives material to our success.  The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize products.  There can be no assurance that any clinical trials or bioequivalence studies that are necessary for regulatory approvals will be completed, that we will make regulatory submissions, or receive regulatory approvals.  If we fail to achieve one or more milestones, the price of our shares could decline.

No history or foreseeable prospect of cash dividends.

We have not paid any cash dividends on our shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities which we may issue.  Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”), the Toronto Stock Exchange (“TSX”) or elsewhere.  Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active or if our shares cease to trade on a recognized securities exchange.

Future issuances of our shares could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.

Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

In addition, the existence of common share purchase warrants may encourage short selling by market participants.

We may in the future issue preference shares which could adversely affect the rights of holders of our common shares and the value of such shares.

Our board of directors has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of our common shares.

Although we have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of our common shares.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares.  Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

Our common shares may not continue to be listed on the TSX.

Our failure to maintain the applicable continued listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  If the market price of our common shares declines below applicable exchange minimums or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted and obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.

Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from TSX, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our common shares may not continue to be listed on NASDAQ.

Our failure to meet the applicable quantitative and/or qualitative listing maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than U.S.$1.00 per share (the “Minimum Bid Price Rule”).

If our common shares are no loner listed on NASDAQ, whether as a result of a failure to meet the Minimum Bid Price Rule or otherwise, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we do not obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if our common shares cease to be listed on NASDAQ and we obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our shares are listed for trading in the United States and may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States that are not traded on NASDAQ or on other securities exchange by companies, with net tangible assets of U.S.$5,000,000 or less and a market price per share of less than U.S.$5.00,  may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, if our common shares are at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 (“Exchange Act”) applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within ten days of such transaction (five calendar days effective after October 31, 2010), our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance with Sarbanes Oxley Act of 2002 (‘‘SOX’’) section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report.  Our independent registered public accounting firm is also required to report on the effectiveness of our internal control over financial reporting beginning in fiscal 2010.

Management’s review is designed to provide reasonable assurance, not absolute assurance that all material weaknesses existing within our internal controls are identified. Material weaknesses represent deficiencies existing in our internal controls that may not prevent or detect a misstatement occurring which could have a material adverse affect on our quarterly or annual financial statements. In addition, we cannot assure you that any remedial actions taken by us to address any material weaknesses identified will be successful, nor can we assure you that no material weaknesses will be identified within our internal controls over financial reporting in future years.

If we fail to maintain effective internal controls over financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in our disclosures which could have a material adverse effect on our business, financial statements, and the value of our common shares.

We may be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our company as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares.  It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A QEF Election requires treating the PFIC as a pass-through entity for federal income tax purposes, and the Mark-to-Market Election requires inclusion as taxable income or loss the increase or decrease in the fair market value of the PFIC stock each year, even if there is no disposition.  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets as determined for the purposes of computing earnings and profits, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted bases of the assets).  For purposes of this test, if a corporation owns at least 25% by value of the stock of another corporation, it is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty.  Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years.  Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our shares will depend on whether such U.S. Holder makes a QEF or Mark-to-Market Election.  Under recently passed legislation, unless otherwise provided by the Internal Revenue Service, a U.S. holder of our shares during any year in which we are a PFIC will generally be required to file an informational return annually to report its ownership interest in the PFIC.

It may be difficult to obtain and enforce judgments against us because of our Canadian residency.

We are governed by the laws of Canada.  Most of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States.  As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.  In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

Item 4.	Information on the Company

A.	History and Development of the Company

Intellipharmaceutics was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.

Our registered principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.  Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved the court approved plan of arrangement and merger (the “IPC Arrangement Agreement”) that resulted in October 22, 2009 combination of IPC Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.  The completion of the IPC Arrangement Agreement on October 22, 2009, resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and whose common shares are traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics. Each former Vasogen shareholder received 0.065963061 common shares of

Intellipharmaceutics, and each former IPC Ltd. shareholder received 0.552788117 common shares of Intellipharmaceutics, for each share they exchanged in the transaction.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that resulted in Vasogen being reorganized prior to completion of the arrangement transaction with IPC Ltd. and provided gross proceeds to Vasogen of approximately Cdn.$7.5 million in non-dilutive capital.

As a result of the transaction we selected a November 30 year end, which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the accounting predecessor company, IPC Ltd., which had a December 31 year end.

For the eleven month period ended November 30, 2009, and the years ended December 31, 2008, and 2007, we spent a total of $1,554,859, $419,187, and $483,050, respectively, on research and development.  Over the past three fiscal years, we have raised approximately $14,055,400 in gross proceeds from the issuance of debt and equity securities to investors. Our common shares are listed on the TSX under the symbol “I” and on the NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

Our Strategy

We are a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs. Our patented Hypermatrix™ technology is a unique multidimensional controlled-release drug delivery platform that can be applied to the development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), pain and infection. Certain products in our pipeline are being developed for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  We believe that our Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505 (b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are two ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

•
For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  The regulatory pathway for this approach requires an ANDA application.

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that typically arises on expiry of the original patent(s). The regulatory pathway for this approach requires an NDA submission under Section 505 (b)(2) of the

Federal Food and Drug and Cosmetic Act (“FDC”) which both accelerates development timelines and reduces costs in comparison to regular new drug applications for new chemical entities.

We are also specifically focusing our technologies on the development of abuse resistant pain medications.  The growing abuse of prescription “painkillers”, specifically opiod analgesics, is well documented and is a major health concern. We believe that our technologies and know-how are uniquely suited to developing abuse-resistant pain medications.

PRODUCTS AND MARKETS

Our Drug Delivery Technology

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the active drug ingredient (“drug active”), and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.  Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired controlled-release effect in a timely and cost effective manner.

Our patented Hypermatrix™ technology is a unique multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has built a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Certain products in our pipeline are developed for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  As a company whose business relates to the development and manufacture of drug products for sale and licensing, we refer to such products throughout this document.  These products remain subject to approval from the FDA and other industry conditions to permit the sale and manufacture of such products for human consumption.  We develop both new and generic controlled-release pharmaceutical products and we typically license these developed products for commercialization.  At present, no such licensed product has been commercialized.  Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times.  Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

Our business focus has been to apply our proprietary controlled-release technologies to existing drugs.  The release technologies, and the excipients utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule active pharmaceutical ingredients.  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administer small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

We apply our proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring NDAs), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring ANDAs).  An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

Our proposed products target the niche market created by the expiration of drug product patents and drug product exclusivity periods, for which we believe we will generally have the following two opportunities to license our technologies and products:

•
for branded immediate-release (multiple-times-per-day) products, we can seek to formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product.  Such products may be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that is expected to compete favourably with the generic immediate-release competition that arises on expiry of the original patent(s); and

•
for existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can seek to formulate generic products which are bioequivalent to the branded products.  Such products may be licensed to and sold by distributors of generic products.

Our scientists have developed drug delivery technology systems based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.  We have branded these technology systems collectively as the Drug Delivery Engine™.  These systems include several core technologies, which enable us to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.  In our opinion, these systems offer superior performance to traditional drug delivery systems, while retaining simplicity and cost effectiveness associated with their manufacture for the reasons described below:

•
Our delivery technologies offer competitive development times.  They have demonstrated themselves suited to the delivery of a wide range of small molecule drugs.  They are robust in that the predicted delivery results have been repeatedly substantiated by actual bioavailability/bioequivalence studies.  They were developed by our chief scientists, who have substantial experience in applying them successfully to the delivery of small drug molecules under existing development contracts and in support of our pipeline.  For these reasons, we believe that our development times are relatively short and competitive.

•
Our delivery technologies offer competitive development costs, because the technologies use only readily available, low-cost ingredients already acceptable to regulatory authorities such as the FDA, and because development times are short, we believe in the opinion of management our development costs are low when compared to our competitors.

•
Large pharmaceutical companies may license our improved products for life-cycle management and franchise extension of their branded products as they come off patent.  Our management believes that, with impending loss of branded product revenues, a new generic version of that product such as we develop, which offers the advantage of once-a-day dosing, should be attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.

•
Manufacturers and distributors of generic drugs may license our technologies and products.  Because our development times are, in our opinion comparatively short and cost-effective, our generic once-a-day products represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

We are currently focusing our efforts on the following areas:

•
Obtaining regulatory approval for 15 products, including (i) 11 generic, controlled-release pharmaceutical products (ANDAs), and (ii) four new controlled-release pharmaceutical products (NDAs) which are a reformulation of an existing successful immediate release product.  At present, the Company has 2 ANDA’s on file at the FDA; dexmethylphenidate hydrochloride XR, a generic of Focalin XR, filed in May 2007, and venlafaxine hydrochloride XR, a generic of Effexor XR, filed in January 2010.  There is no assurance that the FDA will approve either of these products for sale in the United States, or that any of the Company’s other products will be filed with the FDA.

•	Commercial exploitation of these products either by license and the collection of royalties, or through the manufacture of tablets and capsules using our developed formulations.

•
Development of new products and increasing the number of licensing agreements with other pharmaceutical companies beyond those already in place, including collaborating in contract research and development, joint ventures and other drug development and commercialization projects.

We intend to collaborate in the development of products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or that such arrangements will be beneficial.

Our scientists have developed proprietary controlled-release drug delivery technologies based on the Hypermatrix™ platform, branded Drug Delivery Engine™.  These technologies consist of drug delivery systems that facilitate timed release delivery of a wide range of pharmaceuticals.  Our Drug Delivery Engine™ technologies have been used in drugs manufactured and sold by major pharmaceutical companies.

One group of our Drug Delivery Engine™ technologies, our Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

We currently have one active drug development agreement in place.  Under this agreement, we are engaged by the other party to develop a bioequivalent generic of a specific controlled-release product, using our proprietary technology and know-how.  The development of each product is divided into a number of phases, with milestone payments payable to us on the completion of each phase, and either a royalty payable to us based on annual net sales of the product during a fixed period, or a share of the profits resulting from the distribution and sale of the product.  All of our intellectual property continues to be exclusively owned by us.  However, we do grant a sole license to the other party to the drug development agreement within a defined territory for specific drugs that we develop for them but only insofar as our  intellectual property relates to the specific product developed for them, for which we receive various payments, and not for use in any other products.  If the other party fails to make a commercial sale of the product within a certain time period after final regulatory approval to market the product is received, usually this sole license becomes non-exclusive and we are entitled to then directly market and sell the product itself.  The drug development agreement contains customary representations and warranties, covenants, indemnification and confidentiality provisions for agreements of this type.  If the other party terminates the agreement, we are entitled to proceed with the development of the specific product at our own expense.

Our platform of Hypermatrix™ drug delivery technology includes IntelliGIT™, IntelliMatrix™, IntelliOsmotics™, IntelliPellets™, IntelliShuttle™ and Intellifoam™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the active pharmaceutical ingredient in the GIT.  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system, gastrointestinal, pain, diabetes and other significant disorders.

The Hypermatrix™ Family of Drug Delivery Engine™ Technologies

IntelliGIT™

The IntelliGIT™ technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure.  A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose.  We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation.  It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

IntelliMatrix™

The IntelliMatrix™ technology is a proprietary blend of several polymers.  Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT.  This results in protection from the delivered active drug, for the stomach, if required.  This is most useful for drugs which require precisely controlled first order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmotics™

The IntelliOsmotics™ technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics.  These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains.  When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer.  Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain.  This permits control of the rate of release of the drug active by the variation of polymer ratios.  This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first order.  This type of release control can be useful when attempting to match difficult profiles for generic formulation.

IntelliPellets™

The IntelliPellets™ technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule.  Each type (population) may be uniquely different from the other in the manner or rate it releases the drug.  Our IntelliPellets™ technology is designed to control, prolong, delay or modify the release of drugs.  It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time).  This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.

IntelliShuttle™

The IntelliShuttle™ technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself.  This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect.  This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.

Intellifoam™

The technology is based on the drug active being embedded in, but separate from, a syntactic foam substrate, the properties of which are used to modulate the release of the drug active.  The drug actives are embedded in a resin polymer matrix.

Each of the above-noted proprietary technologies has been fully developed and is ready for application to potential product candidates.  Each of them has been utilized and applied to client drug delivery requirements under our existing and previous development contracts; in several instances more than one technology has been applied to a single drug development.  We continue to market all of our existing technologies and to conduct the necessary research to develop new products and technologies.  To date, none of the development contracts has proceeded to the point of commercialization, and therefore we have not seen our proprietary technologies utilized in products sold to consumers.

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate Hydrochloride extended release capsules	Focalin XR®	Attention- deficit hyperactivity disorder	Application accepted by FDA for review	ANDA	Partnered with Par Pharmaceuticals. (Par is licensed to use Intellipharmaceutics’ technology.)
Venlafaxine HCI extended release capsules	Effexor XR®	Depression	Application accepted by FDA for review	ANDA	Intellipharmaceutics
Carvedilol Phosphate extended release capsules	Coreg CR®	Heart failure	Late Stage Development	ANDA	Intellipharmaceutics
Oxycodone ER	N/A	Pain	Early Stage Development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy and patent issues associated with the product.

ANDA Product Candidates

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.  Under the arrangement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  This includes a ten year profit-sharing agreement with Par which commences with the commercial launch of the product. Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. As at that date, the application was accepted by the FDA as being complete and in condition for further review. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

During the fourth quarter of 2009, the 30 month stay on FDA approval for our ANDA for Dexmethylphenidate XR expired.  As we did not receive tentative approval from the FDA within the 30 months, the 180-day exclusivity period associated with our first to file opportunity on the 15 mg strength capsule may no longer be available or may require that a special request, open to FDA discretion be made to avoid the loss of the status.  While we believe that the making of such a special request is a possible scenario, there can be no assurance that the

FDA would accede to this request if made.  Intellipharmaceutics’ management presently expects that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.  Effexor XR® is an extended-release capsule for oral administration that contains venlafaxine hydrochloride.  It is indicated for the treatment of symptoms of depressive disorders.  Effexor and Effexor XR® branded products had estimated U.S. sales of approximately $3.0 billion in 2009.

In January 2010 we filed this product with the FDA and we are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.  No assurance can be given as to when or if the FDA will approve our application for the product.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is carvedilol phosphate extended release capsule. It is a generic version of the marketed drug Coreg CR®.  COREG CR is available for once-a-day administration as controlled-release oral capsules containing 10, 20, 40, or 80 mg of the active pharmaceutical agent. It is used for the treatment of hypertension and heart conditions.

This product is currently in late-stage development and we are planning on conducting additional pivotal bioequivalence studies later in fiscal 2010.  We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that a licensing agreement can be secured.

NDA 505 (b)(2) Product Candidate

Rexista™

Our lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain.  Rexista™ is a unique dosage form designed to be resistant to some of the well-documented abuses associated with some currently marketed oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  In 2008, oxycodone based products had estimated U.S. sales of approximately U.S. $2 billion.  OxyContin® (oxycodone ER) currently holds the leading total prescription share of the U.S. extended-release opioid market, with an estimated 23% total prescription share.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-resistant extended release opioids.  Several “tamper-resistant” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-resistant products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-resistant opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-resistant opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista and in fiscal 2010 plan to complete manufacture clinical batches of Rexista™ for use in phase 1 clinical trials.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting an NDA 505 (b)(2) filing.

COMPETITIVE ENVIRONMENT

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future product candidates.

Our drug delivery technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates. As a result, our product candidates may become non-competitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our ability to manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional health care providers, the quality and breadth of our technology, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

MANUFACTURING

We have internal manufacturing capabilities consisting of Current Good Laboratory Practices (“cGLP”) research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile.

INTELLECTUAL PROPERTY

Proprietary rights are an important aspect of our business.  These include know-how, trade secrets and patents.  Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers.  We also seek patent protection for inventive advances which form the bases of our drug delivery technologies.  With respect to particular products, we may seek patent protection on the commercial composition, the methods of production and the intended uses of drug products uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of our families of propriety drug delivery technologies included the following United States patents which have been issued to us:  (i) U.S. Patent No.  6,296,876, issued October 2, 2001 and projected to expire October 6, 2017 and U.S. Patent No. 6,479,075, issued November 12, 2002 and projected to expire October 1, 2018, which concern pharmaceutical formulations for acid labile [drug actives] and compositions which protect the drug active and composition from destruction in acidic environments in the GIT; and (ii) U.S. Patent No.  6,607,751, issued August 19, 2003 and projected to expire October 10, 2017 and U.S. Patent No. 7,090,867, issued on August 15, 2006 and projected to expire October 9, 2018, which describe a controlled-release drug delivery technology incorporating a microbial polysaccharide gum.  Other patents relate to and protect various aspects of our Intellifoam drug delivery technologies. These include U.S. Patent No. 6,800,668, issued October 15, 2004 and projected to expire January 19, 2021, and the corresponding issued Canadian Patent No. 2,435,276, which relate to novel syntactic deformable foam compositions used as a carrier or substrate for drug actives, and methods for making these compositions.

In addition to these issued patents, we have several U.S. Patent applications, and corresponding foreign applications pending, relating to various aspects of our drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, compositions directed to classes of drug actives designed as therapies for specific indications, and compositions intended to enhance deterrence of wilful abuse of narcotic compositions.

REGULATORY REQUIREMENTS

We focus on the development of both branded drug products (which require NDAs) and generic drug products (which require ANDAs).  The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and other governmental authorities and agencies.  Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products.  The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing these products in the United States by us or our licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) pre-clinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  We intend to generate all data necessary to support FDA approval of the applications we file.

Pre-clinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product.  The results of these pre-clinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials.  Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators who are experienced in conducting studies under “Good Clinical Practice” guidelines.  Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated.  Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial.  Clinical studies are typically conducted in three sequential phases, which may overlap.  In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion.  Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks.  In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites.  Periodic reports on the clinical investigations are required.

We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks.  The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of pre-clinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data demonstrating that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure is available to us for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from Listed Drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the FDC, the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first application amends or withdraws IV Certification for all patents qualifying for 180 day exclusivity, or failure of the first applicant to obtain tentative approval within 30 months after the date filed unless such failure was due to change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA.  There can be no assurance that the FDA would accede to such a request if made.

Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses.  Patents outside the United States may differ from those in the United States.  Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound.  There may be additional patents relating to a person’s proposed manufacture, use or sale of a product that could potentially prohibit such person’s proposed commercialization of a drug compound.

The FDC contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply.  Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires.  Five years of exclusivity are granted to the first approval of a “new chemical entity”.  Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval.  For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength.  Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”).  This application includes information about the proposed trial, the methods of manufacture of the drug and controls, pre-clinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug.  If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug.  The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

New Drug Submission

Before selling a new drug in Canada, we must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“sNDS”) to the TPD and receive a Notice of Compliance (“NOC”) from the TPD to sell the drug.  The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended.  The TPD reviews the NDS or sNDS.  If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the TPD will issue an NOC for the new drug.

Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission (“ANDS”).  In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system.  In general, the recommendations emphasize the need for efficiency in Canadian drug review.  Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries.  There is no assurance, however, that such changes will be implemented or, if implemented, the changes will expedite the approval of new drugs.

The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare.  After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC.  The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.  There may be additional patents relating to a company’s proposed manufacture, use or sale of a product that could potentially prohibit such company’s proposed commercialization of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies.  The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

Additional Regulatory Considerations

Sales of our products by our licensees outside the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Under the U.S. Generic Drug Enforcement Act, ANDA applicants (including officers, directors and employees) who are convicted of a crime involving dishonest or fraudulent activity (even outside the FDA regulatory context) are subject to debarment.  Debarment is disqualification from submitting or participating in the submission of future ANDAs for a period of years or permanently.  The Generic Drug Enforcement Act also authorizes the FDA to refuse to accept ANDAs from any company which employs or uses the services of a debarred individual.  We do not believe that we receive any services from any debarred person.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.  We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Before medicinal products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country.

C.	Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics and its four wholly-owned subsidiaries, including jurisdictions of incorporation, as at May 24, 2010.

Notes:

(1)	The Company owns 64.3% of the common shares of IPC Corp. directly and 35.7% of such shares indirectly through the wholly-owned IPC Ltd.

D.	Property, Plant and Equipment

On October 1, 2004, we entered into a 5-year lease agreement for a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, at approximately $100,000 per year.  The lease was renewed for a one year term on October 1, 2009, which expires on October 1, 2010 with an option to renew.  We intend to renew the lease.  We use our facilities as a laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing.

In the second quarter of 2006, we completed renovation and construction of our administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of our administrative, laboratory and manufacturing facility was approximately $1,685,000, including approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft.  for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements” The consolidated financial statements have been prepared in accordance with US GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2010 and December 31 of 2008 and 2009.

A.	Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

As a result of the IPC Arrangement Agreement completed on October 22, 2009, we selected a November 30 year end.  All comparable information is that of our predecessor company, IPC Ltd. which had a December 31 year end. The following are key selected financial data for the eleven month period ended November 30, 2009 and the years ended December 31, 2008 and 2007.

	For periods ended			Dollar and Percentage change
	November 30 2009	December 31 2008	December 31 2007	2009 vs 2008		2008 vs 2007
	(11 Months)	(12 Months)	(12 Months)
Revenue
Research and Development	$630,179	$1,277,704	$2,297,316	(647,525)	-50.7%	(1,019,612)	-44.4%
Expenses
Cost of revenue	382,597	1,885,790	1,641,245	(1,503,193)	-79.7%	244,545	14.9%
Research and development	1,554,859	419,187	483,050	1,135,672	270.9%	(63,863)	-13.2%
Selling , general and administrative	975,197	1,365,461	1,137,780	(390,264)	-28.6%	227,681	20.0%
Depreciation	344,768	574,851	399,160	(230,083)	-40.0%	175,691	44.0%
	3,257,421	4,245,289	3,661,235	(987,868)	-23.3%	584,054	16.0%
Loss before the undernoted	(2,627,242)	(2,967,585)	(1,363,919)	340,343	-11.5%	(1,603,666)	117.6%
FMV on adjustment of warrants	286,983	-	-	286,983	-	-	-
Foreign exchange (loss) gain	587,642	(817,407)	85,634	1,405,049	-171.9%	(903,041)	-1054.5%
Interest income	1,822	95,282	91,985	(93,460)	-98.1%	3,297	3.6%
Interest expense	(87,940)	(75,464)	(104,492	(12,476)	16.5%	29,028	-27.8%
Loss for the year	(1,838,735)	(3,765,174)	(1,290,792)	1,926,439	-51.2%	(2,474,382)	191.7%

Eleven Month Period Ended November 30, 2009 Compared to the Year Ended December 31, 2008

Revenue

The Company recorded revenues of $630,179 for the 11 month period ended November 30, 2009 versus $1,277,704 for the year ended December 31, 2008. Revenue in 2009 was comprised of recognition of upfront fees of $480,655 received in a prior years, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229 compared to upfront fees of $620,282, research and development service fees of $544,051 and cost reimbursements in the amount of $113,371 in the year ended December 31, 2008.  The decrease in revenue can be primarily attributed to the Company having more late stage development activity with its partnered projects in 2008, compared to 2009 when the Company was not as actively involved in such activities for its partnered projects.  Also, 2009 revenue reflects activities for 11 months in comparison to the 12 month period in 2008.

Cost of Revenue

Cost of revenue for the 11 month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as the Company performed less activity on partnered projects during the year ended November 30, 2009, when compared to the 12 month period in 2008.

Research and Development

Expenditures for research and development for the 11 month period ended November 30, 2009 were higher when compared with the year ended December 31, 2008 primarily as the Company performed more activity on its own projects during the year ended November 30, 2009, when compared to the 12 month period in 2008.

Selling, General and Administrative

Selling, general and administrative expenses were $975,197 for the 11 month period ended November 30, 2009 as compared to $1,365,461 for the year ended December 31, 2008, a reduction of $390,264 or 28.6%.  The decrease is due to a decrease in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the 11 month period ended November 30, 2009 were $338,110 compared with $373,717 for the year ended December 31, 2008.  This reduction is attributable to a decrease in administrative staffing levels and salary reductions during a portion of the 11 month period ending November 30, 2009 when compared to the prior period.

Administrative costs for the 11 month period ended November 30, 2009 were $498,241 compared with $798,724 for the year ended December 31, 2008.  The decrease is primarily due to a reduction in accounting and legal costs expensed when compared with the period in 2008. Accounting and legal expenses incurred in connection with the transaction whereby IPC Ltd. combined with Vasogen under a plan of arrangement and merger (the “IPC Arrangement Agreement”) , were charged to shareholders’ equity as share issuance costs for the 11 month period ended November 30, 2009.  In the prior period these fees were expensed as incurred.

Marketing costs for the 11 month period ended November 30, 2009 were $90,780 compared with $131,021 for the year ended December 31, 2008.  This decrease is mainly a result of a reduction primarily in travel and advertising expenditures during these periods.  Also 2009 marketing costs reflect activities for 11 months in comparison to 12 months in 2008.

Occupancy costs for the 11 month period ended November 30, 2009 were $48,066 compared with $61,999 for the year ended December 31, 2008.  This decrease is mainly a result of an eleven month fiscal period for November 30, 2009 being compared with a twelve month fiscal period for December 31, 2008.

Depreciation

Depreciation expense for the 11 month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as a result of reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until additional financing could be secured.  Also 2009 depreciation reflects charges for 11 months in comparison to 12 months in 2008.

Foreign Exchange (Loss) Gain

Gain on foreign exchange was $587,642 for the 11 month period ended November 30, 2009 compared to a loss of $817,407 for the same period in 2008.  The gain for the year ended November 30, 2009 in comparison to a loss in the period in 2008 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1.0556 (Cdn) at November 30, 2009. Over the course of the year ended November 30, 2009 the exchange rate averaged $1.00 (US) for $1.1493 (Cdn) compared to $1.00 (US) for $1.0671 (Cdn) for the year ended December 31, 2008.

Interest Income

Interest income for the 11 month period ended November 30, 2009 was lower when compared with December 31, 2008 primarily as a result of a lower average amount of cash on hand and lower rates of returns on our investments.

Interest Expense

Interest expense for 2009 was higher when compared with 2008 primarily as a result of a higher average amount outstanding on the related party loan.  The amount outstanding on the related party loan which accrues interest at 6% annually was higher in 2009 as a result of additional funds advanced by the related party during 2009 to support operations until the IPC Arrangement Agreement with Vasogen was completed on October 22, 2009.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenue

The Company recorded revenues of $1,277,704 for the year ended December 31, 2008 compared to $2,297,316 for the year ended December 31, 2007; a decrease of $1,019,612 or 44.4%. Revenue for the fiscal year 2008 was comprised of up-front fees recognized of $620,282, research and development service fees of $544,051 and $113,371 as cost reimbursements compared to up-front fees recognized of $641,704, milestone payments earned of $610,128, research and development service fees of $861,632 and cost reimbursements of $183,852 for the year ended 2007.

During fiscal 2007 development milestones were attained in respect of partnered project for which the Company received milestone payments that were recognized in 2007.  In addition to these milestone payments, the Company was engaged in increased late stage development activities in 2007. Payments received for these activities were recognized as revenue, although activities were also performed in 2008, it was to a lesser degree.

Cost of Revenue

Expenditures for cost of revenue on products being developed in collaboration with partners increased to $1,885,790 for the year ended December 31, 2008 compared to $1,641,245 for the same period in 2007, an increase of $244,545 or 14.9%.  The increase in cost of revenue was due to increase in research and development activity as more partnered projects were obtained towards the end of the fourth quarter of 2007 which resulted in more work being completed in 2008 when compared with 2007.  Furthermore, there was an increase in staff engaged in research and development to accommodate the increase in activity as well as an increase in salaries for the existing staff.  This also contributed to the increase in the cost of revenue.

Research and Development

Our expenditures for research and development decreased to $419,187 for the year ended December 31, 2008 compared to $483,050 for the same period in 2007, a decrease of $63,863 or 13.2%. This small difference is attributable to a decrease in expenditure on research & development activity in respect of in-house projects in the year ended December 31, 2008 compared to the same period in 2007.

Selling, General and Administrative

Selling, general and administrative expenses were $1,365,461 for the year ended December 31, 2008 as compared to $1,137,780 for the year ended December 31, 2007.

Expenditure for wages and benefits increased to $373,717 for the year ended December 31, 2008 compared to $313,619 for the same period in 2007, an increase of $60,098 or 19.2%.  Administrative expenditure was $798,724 for the year ended December 31, 2008 compared to $549,701 for the same period in 2007, an increase of $249,023 or 45.3%.  The increase is primarily due to an increase in legal costs by $104,081 and accounting fees by $175,610 from 2007. During the year ended December 31, 2008 the Company commenced exploring financing avenues through primarily a business combination with a public company in Canada thereby incurring legal and accounting expenses.

Occupancy costs increased to $61,999 in the year ended December 31, 2008 from $54,663 for the same period in 2007.  The increase is due to the increases in cost of utilities and repairs and maintenance attributed to greater utilisation of the cGMP (current Good Manufacturing Practices) facility within our premises as several products were scaled to large batches during the period.

Marketing costs were $131,021 for the year ended December 31, 2008 compared to $219,797 for the same period in 2007, a decrease of $88,776 or 40.4%.  Some consulting contracts terminated in 2007, and management did not have the need to have these renewed.

Depreciation

For the fiscal year 2008 depreciation expense was $574,851 representing an increase of $175,691 or 44% from $399,160 for the same period in 2007.  The increase is primarily due to the additional investment in equipment, computer equipment and leasehold improvements consistent with equipping and out-fitting of our research and development facility and upgrading computer equipment.

Foreign Exchange (Loss) Gain

The Company enters into foreign currency transactions in the normal course of business.  Loss on foreign exchange was $817,407 for the year ended December 31, 2008 compared to a gain of $85,634 for the same period in 2007.  The increase in the foreign exchange loss was due to the decrease in exchange rate at December 31, 2008 which was at $0.8210 USD as compared to $1.0087 USD in 2007.

Interest Income

For the fiscal year 2008 interest income was $95,282 compared to $91,985 for the same period in 2007 a decrease of $3,297 or 3.6%. The decrease is due to the foreign exchange rate being lower in 2008 as compared to 2007.

Interest Expense

The decrease in the interest expense by $29,028 is due to the repayment of funds advanced from related parties with an interest rate of 6% per annum.

B.	Liquidity and Capital Resources

Sources of cash have been financing activities and revenues from development contracts, and in 2009, cash was obtained as a result of the IPC Arrangement Agreement with Vasogen.  The Company had cash of $8,014,492 as at November 30, 2009, compared to $902,213 at December 31, 2008.  The increase in cash is a result of the IPC Arrangement Agreement, as described in Item 4.A, effective October 22, 2009 which resulted in us receiving $9.0 million in net cash in addition to $0.5 million from a prior loan from Vasogen for which the repayment obligation ceased at the time of the transaction and an additional $0.5 million in receivables from tax credits recoverable that were earned by Vasogen from the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

Net cash flows used in operating activities was $4,857,983 for the 11 month period ended November 30, 2009, as compared to net cash flows used in operating activities, of $1,735,727 for the year ended December 31, 2008 and net cash flows from operating activities, of $680,121 for the year ended December 31, 2007. The fluctuations in cash flows from operations are influenced by our net loss.  We had net losses of $1,838,735 from continuing operations in 2009, as compared to net losses of $3,765,154 and $1,290,792 in 2008 and 2007, respectively.

Net cash flows from financing activities was $798,496 for the 11 month period ended November 30, 2009, as compared to net cash flows used in financing activities of $354,797 for the year ended December 31, 2008 and net cash flows from financing activities of $2,304,656 for the year ended December 31, 2007.  During the year ended November 30, 2009 the Company received $1,164,367 that was advanced from related parties and paid $2,299,289 for liabilities assumed from the cash received as a result of the IPC Arrangement Agreement, as described in Item 4.A.  In 2008, the Company repaid $316,392 that was advanced by related parties and repaid its capital lease obligations of $38,405.  During the year ended December 31, 2007 the Company repaid $300,864 that was advanced by related parties and received $2,618,323 from the issuance of capital stock.

All non-cash items, including items related to the acquisition of assets and assumption of liabilities related to the asset acquisition transaction described in Item 4.A have been eliminated.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505 (b) (2) NDA products.  The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing.  There can be no assurance that such raising of capital would be available in the amounts and on terms acceptable to us.

During 2009 we undertook initiatives to lower operating expenses. Cost reduction initiatives included reducing the staff head count by seven effective April 30, 2009, a 10-15% percentage decrease in salaries for the remaining staff, as well as a hold on equipment purchase and clinical trials in the short term.

Repayments for a related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of Cdn$800,000 from proceeds received by us in the merger and arrangement transaction recently completed with Vasogen. Thus our current cash reserves will not be used for such repayment other than to the limited extent described in the preceding sentence.  Subsequent to the end of the year the related party loan was repaid by Cdn$800,000 from proceeds received by us from the merger and arrangement transaction.  Interest payable on this loan was accrued in the amount of $110,000 as at November 30, 2009. Subsequent to the end of the year this amount was also repaid.

As a research and development company, IPC Corp was eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp., up to 35% of research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount was not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, the Company expects to receive $864,868 from the Canada Revenue Agency and the Ontario Ministry of Finance during the first half of fiscal 2010 comprised of research & development credits for research and development activities carried out during the fiscal year 2008. Realization of these credits is subject to government approval; however, management is reasonably assured that we may receive a substantial amount during the first half of fiscal 2010. Based on management’s best estimate, the Company expects to receive $577,222 from the Canada Revenue Agency and the Ontario Ministry of Finance during the second half of fiscal 2010 comprised of research & development credits for research and development activities carried out during the period ended October 21, 2009. Realization of these credits is subject to government approval; however, management is reasonably assured that we may receive a substantial amount during the first half of fiscal 2010.  The Company has claimed these tax credits for several years, and to date the Company has received government approval for the estimated expenses within the expected timing.

As a result of the transactions, as described in Item 4.A, effective October 22, 2009 each former Vasogen option holder received 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd. option holder received 0.552788117 options to purchase common shares of IPC, for each share they exchanged in the transaction. As a result, as at November 30, 2009, we had 2,939,188 options to purchase common shares of the Company outstanding, including 87,256 broker options issued in exchange for broker options previously issued.

In connection with the IPC Arrangement Agreement described in Item 4.A, effective October 22, 2009 certain common share purchase warrants previously issued by Vasogen were exchanged for warrants of IPC based on the same exchange ratio as the common shares Vasogen exchanged in the transaction.  As a result, as at November 30, 2009, we have 376,699 warrants to purchase common shares of the Company outstanding.

The Company’s principal business activities are focused on the research, development and manufacture of controlled and targeted once-a-day oral dose solid drugs. The Company earns revenues from development contracts which typically provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $13,306,451 and $11,467,716 at November 30, 2009 and December 31, 2008, respectively. The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds revenues from licensing arrangements, equity issuances and other sources to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs.  For the eleven month period ended November 30, 2009, and the years ended December 31, 2008, and 2007, we spent a total of $1,554,859, $419,187, and $483,050, respectively, on research and development.

The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under development agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and product testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general the quarterly expenditures were higher in 2008 when compared to 2009 is due to the fact we were in a stronger financial position during 2008 when compared with 2009.  As discussed previously this decreased net loss is due to initiatives taken to lower operating expenses.  This included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels.

The following selected financial information is derived from our unaudited consolidated financial statements for the period ended November 30, 2009.  All comparable information for the periods prior to October 22, 2009 is that of our predecessor company, IPC Ltd., which had a December 31 year end.  Loss per share has been adjusted to reflect the impact of the IPC Arrangement Agreement, as described in Item 4.A.

Quarter Ended		Revenues	Net Loss	Loss per share
November 30,2009	(2 Months)	161,757	(875,322)	(0.09)
September 30,2009		125,590	(165,739)	(0.02)
June 30, 2009		118,460	(224,662)	(0.02)
March 31, 2009		224,372	(573,012)	(0.06)
December 31,2008		117,740	(2,081,991)	(0.22)
September 30,2008		180,388	(915,596)	(0.10)
June 30, 2008		268,426	(470,335)	(0.05)
March 31, 2008		711,150	(297,252)	(0.03)

E.	Off-balance sheet arrangements

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

F.	Contractual obligations

Our contractual obligations as of November 30, 2009 are as follows:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Capital Lease Obligations	$ 48,457	$ 35,595	$ 12,862	$ ---	$ ---
Operating Obligations	96,000	96,000	---	---	---
Total Contractual Obligations	144,457	131,595	12,862	---	---

G.	Safe Harbour

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in or implied by the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of this document, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include, but are not limited, to:

•	our plans to research, develop and commercialize products and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals for our products;

•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for, and ability to obtain, additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of any products that we may market;

•	the timing and amount of reimbursement for any products that we may market;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers that me may use for our products; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

DIRECTORS AND OFFICERS

The name and province/state of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd., are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the board of directors (the “Board”).

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John N. Allport Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004
Dr. Eldon R. Smith(1) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd. and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial Inc.; Canadian Natural Resources Limited;	October 2009
Bahadur Madhani(1) Ontario, Canada	Director of the Company	Chief Executive Officer of Equiprop Management Limited	None	March 2006
Kenneth Keirstead(1) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group	None	January 2006
Dr. Patrick N. Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None
Graham D. Neil Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company	None

Notes:

(1)	Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Graham Neil, who prior to October 2009 was Vice-President of Finance and Chief Financial Officer of Vasogen.

As of November 30, 2009, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6,140,581 common shares, representing approximately 56% of the issued common shares of the Company.

In May of  2002, the British Columbia Securities Commission – and in July of 2002, the Alberta Securities Commission – each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of that company at the time. He subsequently resigned and subsequent to that date, the Company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

B.	Compensation

Compensation Discussion and Analysis

Background - The Company develops both new and generic controlled-release pharmaceutical products and licenses these developed products for commercialization. At present, no such licensed product has been commercialized and the primary focus is on obtaining regulatory approval for 15 proposed products. As of November 30, 2009, the Company had 23 full-time employees engaged in administration and research and development.

Objectives - The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company.  The Company’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones.

Elements of Compensation - The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary; (b) long-term incentives in the form of stock options; and (c) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary.  To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation.

Option-based awards are a variable element of compensation that reward each Named Executive Officer for performance overall. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of the Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes the Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail it Item 6.E). However, to date, the Named Executive Officers have not been issued options under such plan. Rather, the Company has granted performance-based options to the Named Executive Officers pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers.

The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of Intellipharmaceutics Ltd., the predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board of the Company has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.

The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits.  To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company (and prior to the October 22, 2009 transaction, to Intellipharmaceutics Ltd. and Intellipharmaceutics Corp.) for the financial years ended November 30, 2009, December 31, 2008 and 2007 in respect of the Chief Executive Officer of the Company and the Chief Operating Officer of the Company (“Named Executive Officers”).

2009 SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (U.S.$)(1)	Share-based awards (U.S.$)	Option-based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Dr. Isa Odidi, Chairman& Chief Executive Officer	2009 2008 2007	383,481 341,134 309,082	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	8,701 11,245 11,170	392,182 352,379 320,252
Dr. Amina Odidi, President & Chief Operating Officer (3)	2009 2008 2007	383,481 341,134 309,082	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	8,701 11,245 11,170	392,182 352,379 320,252

Notes:

(1)
Salaries payable by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.8701 to C$1.00 (2008 – U.S.$0.9371; 2007 – U.S.$0.9309) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2009 was $223,197 (2008 - $290,462; 2007 - $288,545) with the balance being deferred at the election of the Named Executive Officer.  As at November 30, 2009 the Company had $462,986 in unpaid salary owed to Dr Isa Odidi and Dr. Amina Odidi.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions.

(3)	Dr. Amina Odidi was acting Chief Financial Officer until February 12, 2010.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement.

Employment Agreements

The employment agreement with Dr. Isa Odidi effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being Cdn. $452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board.

The employment agreement with Dr. Amina Odidi effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively.  In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being Cdn. $452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board of Directors and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board of Directors.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and expire on September 10, 2014.  As of November 30, 2009, 276,340 of these options have vested and are exercisable.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(f)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	N/A	N/A	N/A

Notes

(1)	These option-based awards are held jointly.

Incentive Plan Awards – Value Vested or Earning During The Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)	(c)	(d)
Dr. Isa Odidi	0	N/A	0
Dr. Amina Odidi	0	N/A	0

Pension Plan Benefits

The Company does not provide a defined benefit plan or a defined contribution plan for any of its Named Executive Officers, nor does it have a deferred compensation plan for any of its Named Executive Officers. There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Termination and Change of Control Benefits

The employment agreement with each of the Named Executive Officers, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately U.S.$1.7 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2013, assuming each Named Executive Officer’s salary was increased in the period in accordance with the terms of their respective contracts.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2013.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board of Directors of the Company.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned (U.S.$)	Share- based awards (U.S.$)	Option- based awards (U.S.$)	Non-equity incentive plan compensation (U.S.$)	Pension value (U.S.$)	All other compensation (U.S.$)	Total (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Eldon Smith(1)	Nil	N/A	Nil	N/A	N/A	N/A	Nil
Kenneth Keirstead(2)	C$22,000	N/A	Nil	N/A	N/A	N/A	C$22,000
Bahadur Madhani(2)	C$22,000	N/A	Nil	N/A	N/A	N/A	C$22,000

Notes:

(1)	Dr. Smith was elected a director on October 22, 2009 pursuant to the IPC Arrangement Agreement.
(2)	Includes directors fees paid by the Company’s accounting predecessor, IntelliPharmaCeutics Ltd.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Messrs Keirstead and Madhani receive a monthly retainer of $2,000 per month paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – For the non-executive directors of the Company, no option-based or share-based awards were outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earning During The Year – For the non-executive directors of the Company, no option-based or share-based awards vested during the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $5,000,000 subject to a deductible loss payable of $25,000 to $50,000 by the Company.  The premium payable by the Company for the period from October 25, 2009 to October 25, 2010 is $74,000.

C.	Board Practices

Board of Directors

See Items 6.A and 6.B.

Committees of the Board of Directors

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management.  The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under the Audit Committee Charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

Audit Committee Charter

The charter of the Audit Committee can be found the Company’s website at www.intellipharmaceutics.com.

Composition of the Audit Committee

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation) and satisfies the independence criteria of Rule 10A3-(b)(1) under the Securities Exchange Act of 1934.  The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(2)(A), the NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.”  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the applicable SEC rules and as financially sophisticated under the applicable NASDAQ rules.

Relevant Education and Experience

Kenneth Keirstead is educated in clinical biochemistry and business administration and has been a director of the Company since January 2006.  He has worked in the health care delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the health care field, of which Mr. Keirstead is the founder.

Bahadur Madhani is an accountant by training and has been a director of the Company since March 31, 2006.  He was a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto, former chair of YMCA of Greater Toronto and former chair of Nelson Mandela Children’s Fund Canada.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  He is currently on the boards of the YMCA of Toronto and YMCA Canada.

Dr. Eldon Smith has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc.

Pre-Approval Policies and Procedures

The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of pre-approved services includes:

1.	Audit Services

•	Audits of the Company’s consolidated financial statements;

•	Statutory audits of the financial statements of the Company’s subsidiaries;

•	Reviews of the quarterly consolidated financial statements of the Company;

•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators; and

•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.	Audit-Related Services

•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.	Tax Services

a.	Compliance Services

•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company; and

•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.	Canadian & International Planning Services

•	Advice with respect to cross-border/transfer pricing tax issues;

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

•
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

•	Assistance and advising on routine planning matters; and

•
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.	Commodity Tax Services

•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;

•	Financial information systems design and implementation;

•	Appraisal or valuation services for financial reporting purposes;

•	Actuarial services for items recorded in the financial statements;

•	Internal audit outsourcing services;

•	Management functions;

•	Human resources;

•	Certain corporate finance and other services;

•	Legal services; and

•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held two meetings during the period from October 22, 2009 to the period ended November 30, 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the eleven-month period ended November 30, 2009 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

Given the Company’s small size, the Board has determined that the Board as a whole will be charged with the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the CEO), succession planning, and corporate governance practices.  None of the executive members of the Board participates in voting on his/her compensation.

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a)	motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)	recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30 2009	December 31, 2008	December 31, 2007
Research Employees	16	27	27
Administrative Employees	7	6	6

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory.

E.	Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of May 21, 2010.

Name	Position with the Company	Number of Shares Owned
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751 (1)
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751 (1)
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558
Dr. Eldon R. Smith	Director of the Company	17,692
Kenneth Keirstead	Director of the Company	Nil
Bahadur Madhani	Director of the Company	Nil
Dr. Patrick N. Yat	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	27,668
Graham D. Neil	Vice President, Finance and Chief Financial Officer of the Company	12

Notes:

(1)	Held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust.

As of May 21, 2010, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 6,153,681 common shares, representing approximately 56% of the issued common shares of the Company.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”).  However, to date, the Named Executive Officers have not been issued options under such plan. Rather, the Company has granted performance-based options to the Named Executive Officers pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers.

Employee Stock Option Plan]

Our Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of Intellipharmaceutics Ltd., our predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board of the Company has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.

The key features of the Option Plan are as follows:

•
The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the directors of the Company.

•
The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of a an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.

•
There are no restrictions on the maximum number of options which may be granted to insiders of the Company other than not more than 1% of the total common shares outstanding on a non-diluted basis can be issued to non-executive directors of the Company pursuant to options granted under the Plan and the value of any options granted to any non-executive director of the Company, shall not, on an annual basis, exceed $100,000.

•
The directors of the Company determine the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of common shares at the time the option is granted.  “Market price” means the volume weighted average trading price of common shares on the TSX, or another stock exchange where the majority of the trading volume and value of common shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.

•
Unless otherwise determined by the board of directors of the Company, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

•
The period of time during which a particular option may be exercised is determined by the board of directors of the Company, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.

•
If option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.

•	Options may terminate prior to expiry of the option term in the following circumstances:

•	on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and

•
if an optionee ceases to be a director, officer, employee and consultant of the Company for any reason other than death, including receipt of notice from the Company of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), options vested as at the date termination are exercisable until the earlier of 120 days following such date and expiry of the option term, subject however to any contract between the Company and any employee relating to, or entered into in connection with, the employment of the employee or between the Company and any director with respect to his or her directorship or resignation there from (an “Employment Contract”), any contract between the Company and any consultant relating to, or entered into in connection with, services to be provided to the Company (a “Consulting Contract”) or any other agreement to which the Company is a party with respect to the rights of such person upon termination or change in control of the Company.

•	Options and rights related thereto held by an optionee are to be assignable or transferable except on the death of the optionee.

•	If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding common shares of the Company, then all options outstanding become immediately exercisable in order to permit common shares issuable under such options to be tendered to such bid.

•
If there is a consolidation, merger, amalgamation or statutory arrangement involving the Company, separation of the business into two or more entities or sale of all or substantially all of the assets of the Company to another entity, the optionees will receive, on exercise of their options, the consideration they would have received had they exercised their options immediately prior to such event.  In such event and in the event of a securities exchange take-over bid, the board of directors of the Company may, in certain circumstances, require optionees to surrender their options if replacement options are provided. In the context of a cash take-over bid for 100% of the issued and outstanding common shares of the Company, optionees may elect to conditionally surrender their options or, if provided for in an agreement with the offeror, automatically exchange their options for options of the offeror.

•
The board of directors of the Company may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:

•	not adversely alter or impair any option previously granted;

•	be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•	not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Option Plan or option would:

•	reduce the exercise price of a option held by an insider of the Company;

•	extend the term of a option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

•	increase the fixed maximum percentage of common shares issuable under the Option Plan; or

•	amend the amendment provision of the Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required.  Amendments to the Option Plan not requiring shareholder approval may for example include, without limitation:

•
amendments of a “housekeeping nature”, including any amendment to the Option Plan or a option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

•	changes to the exercise of a option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of a option held by an insider of the Company;

•	amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

•	changes amending or modifying any mechanics for exercising a option;

•	amendments changing the expiration date (including acceleration thereof) or changing any termination provision in any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to such date being extended in a black-out extension situation);

•
amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan maximum;

•	amendments changing the application of the provisions of the Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;

•	amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

•	amendments changing the eligible participants of the Option Plan; and

•	amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

•
The board of directors of the Company may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

The foregoing description of the Option Plan is qualified in its entirety by reference to the full text thereof, which was attached as Appendix “P” to the joint management information circular Vasogen and IPC Ltd. dated September 16, 2009 filed with the Securities and Exchange Commission.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our principal shareholder is Odidi Holdings Inc., a private company controlled by Drs. Isa and Amina Odidi, which owns 5,997,751 common shares representing approximately 54.99% of our issued and outstanding common shares of the Company.  There has been no other significant change in the percentage ownership of common shares in the Company during the past three years involving any party owning more than 5% of our common shares. To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

Certain directors and senior officers of the Company had interests in the IPC Arrangement Agreement that was completed on October 22, 2009 (as described in Item 4.A) that are different from the interests of the Company’s shareholders generally.  Specifically up to Cdn$800,000 of the principal amount owing pursuant to the Shareholder Loan (as defined below) may be repaid to Dr. Isa Odidi and Dr. Amina Odidi pursuant to the terms and conditions of the IPC Arrangement Agreement.  The Company entered into the amended and restated promissory note dated October 22, 2009 for up to Cdn$2,300,000 issued by Intellipharmaceutics Corp. to Dr. Isa Odidi and Dr. Amina Odidi for advances that may be made by them from time to time to the Company (the “Shareholder Loan”).

As at November 30, 2009, the Shareholder Loan was outstanding. Repayments of the Shareholder Loan are restricted such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of Cdn$800,000 from proceeds received by us in the IPC Arrangement Agreement. Thus, our current cash reserves will not be used for such repayment other than to the limited extent described above.  Subsequent to November 30, 2009, the Shareholder Loan was repaid by C$800,000 from proceeds received by us in the IPC Arrangement Agreement.

Since the beginning of the Company’s preceding three financial years to the date hereof, other than discussed above there have been no transactions or proposed transactions which are material to the Company or to any associate, holder of 10% of the Company’s outstanding shares, director or officer or any transactions that are unusual in their nature or conditions to which the Company or any of its subsidiaries was a party.

Item 8.    Financial Information

A.	Consolidated Statements and Other Financial Information

Reference is made to “Item 18. Financial Statements” for the financial statements included in this annual report.

Legal Proceedings and Regulatory Actions

Intellipharmaceutics is not aware of any pending litigation or threatened claim that materially affects the operations of the Company.

Dividend Policy

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the development of our business.  Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board of Directors may deem relevant.

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.    Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

Our common shares are currently listed on the Toronto Stock Exchange (the “TSX”) and quoted for trading on the NASDAQ Capital Market (“NASDAQ”) under the symbols “I” and “IPCI”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed.

The following table sets forth the monthly trading history from the time of listing through the fiscal year ended November 30, 2009, the reported high, low and closing prices (in Canadian dollars) and total volume traded of our common shares on the TSX and reported high, low and closing prices (in United States dollars) and total volume of our common shares traded on the NASDAQ Capital Market.

	TSX				NASDAQ
Date	High	Low	Close	Volume Traded	High	Low	Close	Volume Traded
Oct-09 (partial)	$6.10	$2.37	$2.48	20,600	$5.00	$2.15	$2.20	102,661
Nov-09	$3.00	$1.52	$2.21	99,200	$2.90	$1.40	$2.25	311,429

Item 10.    Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2009 and May 25, 2010, 10,907,057 common shares and no preference shares were issued and outstanding.

Common Shares

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares of the Company are entitled to receive, as and when declared by the board of directors, dividends in such amounts as shall be determined by the board of directors.  The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Warrants

At November 30, 2009, there were 376,699 common shares issuable upon the exercise of outstanding common share purchase warrants, with a current weighted average exercise price of U.S.$62.82 per common share.

Options

At November 30, 2009, there were 2,939,188 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $6.48 per common share. Up to 1,090,706 additional common shares are reserved for issuance under our Option Plan.

From November 30, 2009 to the date of this annual report, no options to purchase our common shares were granted, no options to purchase our common shares were exercised, 9,686 options to purchase our common shares expired, and no options to purchase our common shares were cancelled.

Prior Sales

During the financial year ended November 30, 2009, the Company issued the following securities, all of which were issued on October 22, 2009 in connection with the IPC Arrangement Agreement for no cash consideration in exchange for previously issued securities of IPC Ltd. and Vasogen, as the case may be.

•	113,962 warrants issued in exchange for former Vasogen warrants and exercisable at U.S.$95.51 until November 14, 2011.

•	243,275 warrants issued in exchange for former Vasogen warrants and exercisable at U.S.$47.91 until May 24, 2012.

•	2,856,003 stock options issued in exchange for former IPC Ltd. stock options and former Vasogen stock options with exercise prices ranging from $3.34 to $1,149.13.

•	87,256 broker compensation options issued in exchange for former IPC Ltd. broker compensation options and exercisable at $6.55 until December 31, 2011.

•	16,884 broker warrants issued in exchange for former Vasogen broker warrants and exercisable at U.S.$95.51 until November 14, 2009. Expired unexercised.

•	19,462 broker warrants issued in exchange for former Vasogen broker warrants and exercisable at U.S.$57.76 until May 24, 2010.

B.	Articles and By-laws

The Company was formed under the Canada Business Corporations Act (the “CBCA”) by articles of arrangement dated October 22, 2009 (the “Articles”) in the Arrangement Transaction discussed in Item 15.  The Company is the successor issuer to Vasogen Inc. for reporting purposes under the Securities Exchange Act of 1934, as amended.  The authorized share capital of the Company consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series.

Provisions as to the modification, amendment or variation of rights and provisions of each class of shares are contained in the CBCA and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) certain amendments to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the CBCA (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

Under the CBCA, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the CBCA.

ARTICLES AND BY-LAWS

General

The Articles do not contain any restrictions on the business the Company may carry on.

Directors

The Company’s By-Law No. 1 (a by-law relating generally to the transaction of the business and affairs of the Company) provides for the indemnification of the directors and officers of the Company, former directors and officers of the Company against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company, subject to certain limitations in By-Law No. 1 and the limitations in the CBCA.

The Company may also indemnify other individuals who act or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity.

Annual and Special Meetings

Meetings of shareholders are held at such place, at such time, on such day and in such manner as the Board may, subject to the CBCA and any other applicable laws, determine from time to time. The only persons entitled to attend a meeting of shareholders are those persons entitled to notice thereof, those entitled to vote thereat, the directors, the auditors of the Company and any others who may be entitled or required under the CBCA to be present at the meeting. Under the CBCA, notice of the meeting is required to be given not less than 21 days and not more than 60 days prior to the meeting. Shareholders on the record date are entitled to attend and vote at the meeting. The quorum for the transaction of business at any meeting of shareholders is at least two persons present at the opening of the meeting who are entitled to vote either as shareholders or proxyholders, representing collectively not less than 5% of the outstanding shares of the Company entitled to be voted at the meeting.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, there are disclosure requirements pursuant to applicable Canadian law.

There are no provisions in either the Company’s Articles or By-Law No. 1 that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the most recently completed financial year or before the most recently completed financial year, but are still in effect, are:

•	the IPC Arrangement Agreement (described above in Item 4.A);

•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions;

•
the amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company; and

•
the escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement.

D.	Exchange Controls

Canada has no system of currency exchange controls.  There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.	Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following summary describes certain material United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Code.  This discussion does not address holders of other securities, including holders of our warrants.  This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes.  The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions.  Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each U.S. Holder and each holder of common shares that is not a U.S. Holder should consult its tax adviser regarding the United States federal income tax consequences of holding our common shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

As used in this section, the term “United States person” means a beneficial owner of our common shares that is:

(i)	a citizen or an individual resident of the United States;

(ii)
a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

(iii)	an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv)
a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) is subject to a valid election under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership.  A United States person that is a partner of the partnership holding our common shares should consult its own tax adviser.

Passive Foreign Investment Company

Special, generally unfavourable rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”).  As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund (“QEF”) election.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation.  Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

We believe that we were not a PFIC during our 2009 taxable year and expect that we will not be a PFIC during our 2010 taxable year.

Under applicable attribution rules, if Intellipharmaceutics is a PFIC, U.S. Holders of common shares will be treated as holding for certain purposes of the PFIC rules, stock of Intellipharmaceutics’ subsidiaries that are PFIC’s. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the rules directly to U.S. Holders.

In the absence of any election, a U.S. Holder of a PFIC will be taxed under the generally unfavourable rules described below, including loss of favourable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see “--The “No Election” Alternative--Taxation of Excess Distributions”).  U.S. Holders may avoid most of these consequences by making a QEF Election with respect to Intellipharmaceutics, which will have the consequences described in “--The QEF Election Alternative.” A U.S. Holder may also consider making an election to mark the common shares to market (a “Mark-to-Market Election”).

S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE U.S. TAX CONSEQUENCES.

The QEF Election Alternative

A U.S. Holder who elects (an “Electing U.S. Holder”) in a timely manner to treat Intellipharmaceutics as a QEF (a “QEF Election”) would include in gross income (and be subject to current U.S. federal income tax on) the U.S. dollar value of both its pro rata share of Intellipharmaceutics’ ordinary earnings, as ordinary income, and its pro rata share of Intellipharmaceutics’ net capital gains, as long-term capital gain, during any taxable years of the U.S. Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed.  An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations.  However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations.  Distributions paid out of earnings and profits that previously were taxed to the Electing U.S. Holder shall not be subject to tax again upon distribution.

We believe that we will not have any earnings and profits (as computed for U.S. federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which our company is a PFIC. In that event, a QEF Election with respect to our common shares would subject a U.S. Holder to correspondingly little, if any, current taxation.  However, there can be no assurance as to these matters.

Similarly, if any of our subsidiaries were classified as a PFIC, a U.S. Holder that makes a timely QEF Election with respect to any of our subsidiaries would be subject to the QEF rules as described above with respect to the holder’s pro rata share of the ordinary earnings and net capital gains of any of our subsidiaries. Earnings of Intellipharmaceutics (or any of our subsidiaries) attributable to distributions from any of our subsidiaries that had previously been included in the income of an Electing U.S. Holder under the QEF rules would generally not be taxed to the Electing U.S. Holder again.

Upon the sale or other disposition of common shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the common shares.  Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is more than one year and otherwise will be short-term capital gain or loss.  The deductibility of capital losses is subject to certain limitations.  If the U.S. Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a U.S. Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC’s first taxable year that was included in the Electing U.S. Holder’s holding period, the Electing U.S. Holder would continue to be subject to the excess distribution rules described below (see “--The “No Election” Alternative--Taxation of Excess Distributions”) unless the holder makes a Mark-to-Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

We intend to make available to U.S. Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record keeping, reporting and other requirements so that each U.S. Holder may elect to treat our company as a QEF.

The “No Election” Alternative--Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a U.S. Holder has held common shares and that holder has not made a QEF Election or a Mark-to-Market Election, special rules may subject that holder to increased tax liability, including loss of favourable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

•	the gain or excess distribution will be allocated rateably over the U.S. Holder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An “excess distribution,” in general, is any distribution on common shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder’s holding period for common shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes).  Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations.  Any amounts treated as dividends paid by a PFIC do not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income.  Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing U.S.

Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.  It is possible that any such gain might be treated as an excess distribution.

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock, a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts.  Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income.  Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is “marketable” if it is regularly traded on certain qualified exchanges.  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and certain foreign securities exchanges.  Currently, our common shares are traded on a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

With respect to its direct ownership of common shares, a U.S. Holder that receives a distribution with respect to its common shares will avoid the unfavourable consequences applicable to excess distributions described above if the holder has made a timely Mark-to-Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section (“--The “No Election” Alternative--Taxation of Excess Distributions”).  If a U.S. Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark-to-Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark-to-Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.  In addition, a U.S. Holder that has made a Mark-to-Market Election does not include mark-to-market gains, or deduct mark-to-market losses, for years when the corporation ceases to be treated as a PFIC.  If a timely QEF Election were made by a U.S. Holder, the mark-to-market rules would not apply.

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock of any of our subsidiaries in the event that any of our subsidiaries were a considered PFIC. Accordingly, if Intellipharmaceutics and any of our were both considered PFIC’s, and a U.S. Holder made a  Mark-to-Market Election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned any of our subsidiaries stock.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a U.S. Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends we distribute with respect to our common shares will be “passive income” or “general income.” Because of the complexity of those limitations, each U.S. Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to U.S. Holders other than certain exempt recipients (such as corporations).  A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.  Under recently passed legislation, unless otherwise provided by the IRS, if Intellipharmaceutics is a PFIC, a U.S. Holder will generally be required to file an informational return annually to report its ownership interest in the Company.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability if the required information is timely furnished to the IRS.  A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Canadian Federal Income Tax Considerations

Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada – United States Income Tax Convention (the “Treaty”) and at all relevant times, is resident in the United States and was not and is not resident in Canada nor deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the Company’s Shares as capital property, does not use or hold and is not deemed to use or hold the Company’s Shares in or in the course of carrying on business in Canada and who otherwise qualifies for the full benefit of the Treaty (a “United States Holder”).  Special rules which are not discussed in this summary may apply to a United States Holder that is a financial institution, as defined in the Canadian Tax Act, or an insurer whom the Company’s Shares are designed as insurance property.

This following summary is based on the current provisions of the Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

All amounts relevant in computing a United States Holder’s liability under the Canadian Tax Act are to be computed in Canadian currency based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company’s Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made.  Accordingly, prospective purchasers and holders of the Company’s shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on the Company’s Shares

Generally, dividends paid or credited by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  Pursuant to the Treaty, the withholding tax rate on the gross amount of dividends paid or credited to United States Holders is reduced to 15% or, in the case of a United States Holder that is a U.S. corporation that beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Treaty, certain tax-exempt entities that are United States Holders may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company’s Shares.

Disposition of the Company’s Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s Shares, unless such shares are “taxable Canadian property” within the meaning of the Canada Tax Act and no relief is afforded under the Treaty.  Generally, the shares of a corporation resident in Canada that are listed on a designated stock exchange (which includes the TSX and NASDAQ) will not be taxable Canadian property of a United States Holder unless at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the corporation belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  The recent Federal Budget proposes to amend the definition of “taxable Canadian property”, effective March 5, 2010 to further exclude shares of Canadian corporations (whether or not listed on a designate stock exchange) provided that, at all times during the previous 60 months, not more than 50% of the value of the Company’s Shares is derived principally from real property (as defined in the Treaty) situated in Canada.  The value of the Company’s Shares is not derived principally from real property.  Consequently, any gain realized by a United States Holder upon the disposition of the Company’s Shares will generally be exempt from tax under the Canadian Tax Act.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

Copies of the documents referred to in this annual report may be inspected, during normal business hours, at the Company’s headquarters located at 30 Worcester Road, Toronto, Ontario, M9W 5X2, Canada.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities located at 100F Street, N.E. in Washington D.C. The SEC also maintains a website at http://www.sec.gov that contains certain and other information that we file electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.	Subsidiary Information

See Item 4.C of this annual report.

Item 11.  Qualitative and Quantitative Disclosures about Market Risk

Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investment due to the short term nature of the investments of the Company.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2009		December 31, 2008
	$		$
Total accounts receivable		5,427		22,326
Less: allowance for doubtful accounts		-		-
Total accounts receivable, net		5,427		22,326

Not past due		521		21,443
Past due for more than 31 days
but no more than 60 days		3,589		445
Past due for more than 61 days
but no more than 90 days		-		438
Past due for more than 91 days
but no more than 120 days		-		-
Past due for more than 120 days		1,317		-
Less: Allowance for doubtful accounts		-		-
Total accounts receivable, net		5,427		22,326

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of foreign exchange (“FX”) of translating certain non-US dollar balance sheet accounts as these statements are presented in US dollars.  A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2009
	USD Total	Canadian
FX rates used to translate to USD	1.00		1.0556
	$	$
Assets
Cash	8,014,492		8,460,098
Accounts receivable	5,427		5,729
Investment tax credits	1,840,044		1,942,350

Liabilities
Accounts payable	1,323,368		1,396,948
Accrued liabilities	540,604		570,662
Employee cost payable	501,114		528,976
Capital lease	48,457		51,151
Due to related party	2,360,181		2,491,407

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2009:

	Less than 3 months		3 to 6 months		6 to 9 months		9 months 1 year		Greater than 1 year
	$		$		$		$		$

Accounts payable		1,323,368		-		-		-		-
Accrued liabilities		540,604		-		-		-		-
Employee cost payable		501,114
Lease obligations		9,941		8,544		8,560		8,550		12,862
Due to related party		800,000		1,560,181		-		-		-

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2009 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II.

Item 13.  Defaults, Dividends Arrearages and Delinquencies

There have been no material defaults in the payment of any principal or interest owing.  Neither the Company nor its subsidiaries has any preferred shares outstanding.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

There has been no material modification of the instruments defining the rights of holders of any class of registered securities.  There has been no withdrawal or substitution of assets securing any class of registered securities.

Item 15.  Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  We are a successor issuer to Vasogen for reporting purposes under the Securities Exchange Act of 1934, as amended.  Vasogen was a development stage company, the management of which sought to engage in a sale of the company or a merger or acquisition, and the monetization of certain tangible and intangible assets.  On October 22, 2009, Vasogen, IntelliPharmaCeutics Ltd. (“IPC US”) and certain affiliates of Vasogen and IPC US completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), which resulted in an amalgamated corporation, IntelliPharmaCeutics International Inc. (“Intellipharmaceutics”) that acquired the assets and liabilities of Vasogen.  Upon the completion of the IPC Arrangement Agreement, the legacy internal controls of Vasogen were replaced entirely by controls relevant to IPC US.  While our management is responsible for establishing and maintaining adequate internal control over financial reporting, due to the IPC Arrangement Agreement in late 2009 and the complete replacement of our internal controls, management has excluded the assessment of all of our internal control over financial reporting and has not conducted, and is not required to conduct, an evaluation or assessment of the effectiveness of our internal control over financial reporting as of November 30, 2009.  Management considers the IPC Arrangement Agreement involving Vasogen, IPC US and the above-referenced affiliates to be material and significant to our consolidated financial statements and internal control over financial reporting process.

Changes In Internal Control Over Financial Reporting

The following changes were made to our internal control over financial reporting during the fiscal quarter and year ended November 30, 2009. As noted above, as a result of the completion of the transactions contemplated by the IPC Arrangement Agreement, the legacy internal controls of our Exchange Act predecessor, Vasogen, were replaced by the controls relevant to IPC US. In connection therewith:

•
The management team of IPC US  assumed the same positions with the Company as they had previously had with IPC US; and the accounting team of IPC US assumed the same control of accounting matters for the Company as they previously had for IPC US, as the executive team of Vasogen and its Board of Directors resigned their offices as part of the transaction contemplated by the IPC Arrangement Agreement;

•
The functions, controls and financial reporting processes of IPC US were adopted as the functions, controls and financial processes for the Company, which include those addressing financial reporting, accounting close, revenue and receivables, purchasing and payables, fixed assets, treasury, inventory, payroll, employee benefits and tax accounting;

•	A new audit committee was appointed for the Company, including its Chairperson Mr. Bahadur Madhani, a Chartered Accountant, and a new audit committee charter was adopted for the Company;

•	The Board of the Company changed to be comprised of five members of the Board of IPC US and one member of the Board of Vasogen;

•	The auditors of IPC US became the auditors for the Company;

•
Subsequent to the November 30, 2009 year end, we hired Mr. Graham Neil, the former  Chief Financial Officer of Vasogen, to serve as Vice President Finance and Chief Financial Officer of the Company. Mr. Neil is a Chartered Accountant with substantial prior public company and public accounting experience.

Except as described above, there were no changes made to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as Intellipharmaceutics’ functions, controls and financial processes; no other significant business processes were implemented; and no consultants assisting management in the assessment and documentation of internal controls were engaged.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2009, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, management’s discussion and analysis, and other required documents, and discussions with management surrounding the process of communicating material information to management and in turn the Chief Executive Officer and the Chief Financial Officer, and all procedures, taking into consideration the size of the Company and the number of employees.  Based on the evaluation described above, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

Item 16A.	Audit Committee Financial Expert.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(3), the NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.”  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the NASDAQ rules.

In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

Item 16B.	Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented. It may be viewed on our website at www.intellipharmaceutics.com.  During the year ended November 30, 2009, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.	Principal Accountant Fees and Services.

Our auditor is Deloitte & Touche LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Deloitte provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by Deloitte is compatible with Deloitte maintaining its independence.

The aggregate amounts billed by our auditors to us for the eleven month period ended November 30, 2009 and the year ended December 31, 2008 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008 (3)
Audit Fees (1)	$115,000	0
Audit-Related Fees (2)	$205,770	0
Tax Fees	$23,250	0
All Other Fees	$9,664	0

Totals	$353,684	0

Notes:

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of interim financial statements and auditor involvement with the joint management information circular for the IPC Arrangement Agreement completed during 2009.

(2)	Tax fees consist of fees for tax consultation and tax compliance services for the Company and its subsidiaries.
(3)	No fees were paid to Deloitte in 2008 since all fees paid to Deloitte in relation to the 2008 fiscal year were paid in 2009 and are included in the amounts indicated above for the 2009 fiscal year.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year although shares were received by affiliated purchasers in connection with the IPC Arrangement Agreement (see Item 4.1).

Item 16F.	Corporate Governance.

The Company is the successor issuer to Vasogen Inc. for reporting purposes under the Securities Exchange Act of 1934, as amended.  Our common shares are currently listed on the Toronto Stock Exchange (the “TSX”) and quoted for trading on the NASDAQ Capital Market (“NASDAQ”) under the symbols “I” and “IPCI”, respectively.  Our shares began trading on October 22, 2009, when the IPC Arrangement Agreement with Vasogen was completed.

Variations from Certain NASDAQ Rules

NASDAQ listing rules permit the Company to follow certain home country practices in lieu of compliance with certain NASDAQ corporate governance rules. Set forth below are the requirements of  NASDAQ’s  Rule 5600 Series that the Company does not follow and the home country practices that it follows in lieu thereof and other differences from domestic U.S. companies that apply to us under NASDAQ’s corporate governance rules.

Shareholder Approval in Connection with Certain Transactions:  NASDAQ’s Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including: (i)  a transaction other than a public offering involving the sale under certain circumstances of 20% or more of the issuer’s common shares outstanding prior to the transaction, (ii) the acquisition of the stock or assets of another company; (iii) equity-based compensation of officers, directors, employees or consultants and (iv) a change of control. Under the exemption available to foreign private issuers under NASDAQ Rule 5615(a)(3), the Company does not follow NASDAQ Rule 5635. Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Independence of the Majority of the Board of Directors; Independent Director Oversight of Executive Compensation and Board Nominations:  NASDAQ’s Rule 5605(b)(1) requires that the Board of Directors be comprised of a majority of independent directors, as defined in Rule 5605(a)(2). NASDAQ’s Rule 5605(b)(2) requires the independent members of the Board to regularly hold executive sessions where only those directors are present. [Moreover, NASDAQ’s Rule 5605(d) requires independent director oversight (by way of approval or recommendations to the Board) of executive officer compensation arrangements and Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the Board]. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company does not follow NASDAQ Rule[s] 5605(b)(1) [, 5605(d) or 5605(e)]. Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements..

Disclosure of Waivers of Code of Business Conduct and Ethics:  Domestic U.S. NASDAQ listed companies are required under NASDAQ Rule 5610 to disclose any waivers of their codes of conduct  for directors or executive officers in a Form 8-K within four business days. As a foreign private issuers we are required to disclose any such waivers either in a Form 6-K or in the next Form 20-F or 40-F.

PART III.

Item 17.          Financial Statements

See Item 18 below.

Item 18.          Financial Statements

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2009, December 31, 2008 and 2007

Intellipharmaceutics International Inc.
November 30, 2009, December 31, 2008 and 2007

Deloitte & Touche LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the "Company") as at November 30, 2009 and December 31, 2008, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency) and cash flows for the 11 month period ended November 30, 2009 and year ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2007 were audited by other auditors whose report, dated October 17, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning going concern uncertainties discussed in Note 2 to the consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and December 31, 2008, and the results of its operations and its cash flows for the 11 month period ended November 30, 2009 and the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the 11 month period ended November 30, 2009 and the year ended December 31, 2008 have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations and inability to generate sufficient cash flows to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Independent Registered Chartered Accountants
Licensed Public Accountants
February 26, 2010 except for note 20, which is dated May 31, 2010

Intellipharmaceutics International Inc.
Consolidated balance sheets
as at November 30, 2009 and December 31, 2008
(Stated in U.S. dollars)
	November 30,
	2009	December 31,
	(Notes 1 and 2)	2008
	$	$
Assets
Current
Cash	8,014,492	902,213
Accounts receivable	5,427	22,326
Investment tax credits	1,840,044	871,784
Prepaid expenses and sundry assets	175,248	95,053
	10,035,211	1,891,376

Property and equipment, net (Note 5)	1,046,121	1,134,648
	11,081,332	3,026,024

Liabilities
Current
Accounts payable	1,323,368	328,477
Accrued liabilities (Note 6)	540,604	161,553
Employee cost payable (Note 7)	501,114	154,311
Current portion of capital
lease obligations (Note 9)	35,595	32,285
Deferred revenue	-	497,149
Due to related parties (Note 8)	2,360,181	925,830
	4,760,862	2,099,605

Warrant liability (Note 12)	226,268	-
Capital lease obligations (Note 9)	12,862	39,305
Deferred revenue (Note 14)	1,449,326	1,470,189
	6,449,318	3,609,099

Shareholders' equity (deficiency)
Capital stock (Note 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,874
(December 31, 2008 - 5,997,751 special voting shares
3,329,965 common shares), with $0.01 par value
Additional paid-in capital	18,263,340	10,482,120
Accumulated other comprehensive (loss) income	(341,844)	385,647
Deficit	(13,306,451)	(11,467,716)
	4,632,014	(583,075)
Commitments and contingencies (Notes 9 and 15)
	11,081,332	3,026,024

On behalf of the Board:

____________________________                                                         ____________________________
Dr. Isa Odidi, Chairman of the Board                                                          Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the 11 month period ended November 30, 2009 and
years ended December 31, 2008 and 2007
(Stated in U.S. dollars)
	2009
	(11 months)	2008	2007
	(Notes 1 and 2)	(12 months)	(12 months)
	$	$	$

Revenue
Research and development	630,179	733,653	1,435,684
Other services	-	544,051	861,632
	630,179	1,277,704	2,297,316

Expenses
Cost of revenue	382,597	1,885,790	1,641,245
Research and development	1,554,859	419,187	483,050
Selling, general and administrative	975,197	1,365,461	1,137,780
Depreciation	344,768	574,851	399,160
	3,257,421	4,245,289	3,661,235

Loss before the undernoted	(2,627,242)	(2,967,585)	(1,363,919)
Fair value adjustment of warrants	286,983	-	-
Net foreign exchange gain (loss)	587,642	(817,407)	85,634
Interest income	1,822	95,282	91,985
Interest expense	(87,940)	(75,464)	(104,492)
Loss	(1,838,735)	(3,765,174)	(1,290,792)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(727,491)	417,743	73,523
Comprehensive loss	(2,566,226)	(3,347,431)	(1,217,269)

Loss per common share, basic and diluted	(0.19)	(0.40)	(0.14)

Weighted average number of common
shares outstanding, basic and diluted	9,512,131	9,327,716	9,087,000

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007
(Stated in U.S. dollars)

								Total
					Additional	Accumulated		shareholders'
	Special voting shares		Common shares		paid-in	Other	comprehensive	equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$

Balance, December 31, 2006	5,997,751	10,850	2,898,791	5,244	6,961,156	(105,619)	(6,411,750)	459,881

Proceeds from private placement,
net of issue costs	-	-	429,681	777	2,617,546	-	-	2,618,323
Share issued as compensation	-	-	1,493	3	9,447	-	-	9,450
Stock-based compensation	-	-	-	-	451,171	-	-	451,171
Other comprehensive income (net of tax - $nil)	-	-	-		-	73,523		73,523
Loss for the year	-	-	-	-	-	-	(1,290,792)	(1,290,792)
	-	-	431,174	780	3,078,164	73,523	(1,290,792)	1,861,675

Balance, December 31, 2007	5,997,751	10,850	3,329,965	6,024	10,039,320	(32,096)	(7,702,542)	2,321,556

Other comprehensive income	-	-	-	-	-	417,743	-	417,743
Stock-based compensation (net of tax - $nil)	-	-	-	-	442,800	-	-	442,800
Loss	-	-	-	-	-	-	(3,765,174)	(3,765,174)
	-	-	-	-	442,800	417,743	(3,765,174)	(2,904,631)

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)

Shares issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with
acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on
acquisition	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089
Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows

for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007
(Stated in U.S. dollars)

	2009	2008	2007
	(11 months)	(12 months)	(12 months)
	$	$	$

Loss	(1,838,735)	(3,765,174)	(1,290,792)
Items not affecting cash
Depreciation	344,768	574,851	399,160
Stock-based compensation	18,529	442,800	460,621
Interest accrual	82,381	-	-
Fair value adjustment of warrants	(286,983)	-	-
Unrealized foreign exchange (gain) loss	(669,379)	662,766	115,610
	(2,349,419)	(2,084,757)	(315,401)

Change in non-cash operating assets & liabilities
Accounts receivable	12,042	454,638	(225,325)
Investment tax credits	(411,228)	130,595	(290,816)
Prepaid expenses and sundry assets	43,969	(37,946)	(19,884)
Accounts payable and accrued liabilities	(1,631,804)	277,336	(31,342)
Deferred revenue	(521,543)	(475,593)	1,562,889
Cash flows (used in) from operating activities	(4,857,983)	(1,735,727)	680,121

Financing activities
Due to related parties	1,164,367	(316,392)	(300,864)
Repayment of capital lease obligations	(31,363)	(38,405)	(12,803)
Share issuance costs	(334,508)	-	2,618,323
Cash flows from (used in) financing activities	798,496	(354,797)	2,304,656

Investing activity
Purchase of property and equipment	(93,412)	(91,542)	(175,725)
Cash received on acquisition of Vasogen (Note 4)	11,334,855	-	-
Cash flows from (used in) investing activities	11,241,443	(91,542)	(175,725)

Increase (decrease) in cash	7,181,956	(2,182,066)	2,809,052
Cash, beginning of year	902,213	3,202,294	375,054
Effect of foreign exchange (loss) gain on
cash held in foreign currency	(69,677)	(118,015)	18,188
Cash, end of year	8,014,492	902,213	3,202,294

Supplemental cash flow information
Interest paid	-	141,822	104,492
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2009, December 31, 2008 and 2007
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received.  The arrangement resulted in essentially IPC Ltd. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc. Incorporated under the laws of Canada and traded on the TSX and NASDAQ.  As a result of the arrangement transaction, IPC Ltd shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the predecessor Company IPC Ltd. which had a December 31 year end.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd, Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd, as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen Inc. (“Vasogen”) and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd as per the exchange ratio described in Note 8. Under accounting principles generally accepted in the United States of America (“GAAP”), this transaction is considered to be a continuity of Interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed has been recorded as a credit to additional paid in capital as described in note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

2.	Basis of presentation (continued)

(b)	Going concern

The consolidated financial statements have been prepared in accordance with GAAP, as outlined in the FASB Accounting Standards Codification (“ASC”), assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research, development and manufacture of controlled and targeted once-a-day oral dose solid drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $13,306,451 (2008 - $11,467,716). The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits: accrued liabilities; deferred revenue; the fair value option for financial assets and liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.	Significant accounting policies

(a)	Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to October 21, 2009. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditure is netted against research and development expenditure.

(b)	Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate
Computer equipment Computer software Furniture and fixtures Laboratory equipment Leasehold improvements	Declining balance Declining balance Declining balance Declining balance Straight line	30% 50% 20% 20% Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(c)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(d)	Warrants

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. The warrants are presented as a liability because they do not meet the criteria of Accounting Standards Codification topic ASC 480, formerly EITF 00-19 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

3.	Significant accounting policies (continued)

(e)	Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverable to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

For contracts that have been put on hold, the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned; the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Research and development (continued)

Pursuant to the guidance in ASC topic 605, formerly EITF Issue 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” (“EITF 99-19”). The Company analyzes whether to categorize reimbursed expenses from customers as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the EITF Issue noted above.

Other services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under ASC topic 605, formerly SAB 104. Costs and profit margin related to these services that are in excess of amount billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees' sales of the Company's products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectibility is reasonable assured. To date, the Company has not yet recognized any royalty revenue.

(f)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730, formerly Statement of Financial Accounting Standards ("SFAS") No. 2, Accounting for Research and Development Costs. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(g)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

3.	Significant accounting policies (continued)

(g)	Income taxes (continued)

The Company adopted ASC topic 740-10, formerly Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109 ("FIN 48"), on January 1, 2007. FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) or those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The cumulative effects of the application of the provisions of FIN 48 are described in Note 13.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(h)	Share issue costs

Incremental costs incurred in respect of issuing capital stock are recorded as a reduction of additional paid-in capital.

(i)	Translation of foreign currencies

The financial statements of Intellipharmaceutics International Inc. are measured using the Canadian dollar as the functional currency. The Company’s reporting currency is the US dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year-end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year-end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into US dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

(j)	Stock-based compensation

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term.  The provisions of the Company’s stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the income statement under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

3.	Significant accounting policies (continued)

(k)	Allowance for doubtful accounts

An allowance for doubtful accounts, if any, is estimated on a case-by-case basis after review of the outstanding receivable amounts and the probability of collection within a reasonable period of time.

(l)	Loss per share

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shares' shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 828,341, 312,652 and 476,736 common shares of the Company during 2009, 2008 and 2007, respectively, were not included in the computation of diluted EPS because the Company has loss for the 11 month period ended November 30, 2009 and the years ended December 31, 2008 and 2007 as the effect would have been anti-dilutive.

(m)	Comprehensive (loss) income

The Company follows ASC topic 810-10, formerly SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is net income plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive (loss) income items.

(n)	Fair value measurement

In September 2006, the FASB issued ASC topic 820, formerly FASB Statement No. 157, Fair Value Measurement ("Statement 157") for financial assets and financial liabilities. Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 – Unobservable inputs for the asset or liability.

3.	Significant accounting policies (continued)

(n)	Fair value measurement (continued)

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company’s consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(o)	Recently adopted accounting pronouncements

In November 2007, the EITF reached a final consensus on accounting standards related to collaborative arrangements, referred to as FASB ASC Topic 808. The FASB ASC Topic 808 is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. The FASB ASC Topic 808 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  Upon becoming effective, FASB ASC Topic 808 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued the Business Combinations Topic (“Business Combinations”) of the ASC.  Business Combinations replaces previously issued guidance with respect to business combinations.  It applies to all transactions and events in which an entity obtains control over one or more other businesses.  Business Combinations substantially increases the use of fair value and makes significant changes to the way companies account for business combinations and noncontrolling interests.  Some of the more significant requirements are that it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period, acquisition-related costs to be expensed, and noncontrolling interests in subsidiaries to be initially measured at fair value and classified as a separate component of equity.  Business Combinations is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited, and is to be applied prospectively, with one exception relating to income taxes.  The Company was required to adopt Business Combinations effective January 1, 2009.  As the Company did not acquire any businesses during 2009, the adoption of Business Combinations has had no impact on the Company’s consolidated statements.  The transaction as disclosed in Note 1 was accounted for as an acquisition of assets and liabilities.

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require publicly traded companies to make disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements.  The amendment also requires those disclosures in summarized financial information at interim reporting periods.  The amendment is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

In April 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the ASC regarding the determination of when a market is not active and whether a transaction is not orderly.  The guidance also requires disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The new guidance is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

3.	Significant accounting policies (continued)

(o)	Recently adopted accounting pronouncements (continued)

In April 2009, the FASB issued updated guidance related to business combinations, which is included in the Codification in ASC 805-20, “Business Combinations — Identifiable Assets, Liabilities and Any Noncontrolling Interest” (ASC 805-20). ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have an impact on the Company’s 2009 consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the ASC (“Subsequent Events”).  Subsequent Events applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, and requires disclosure of certain nonrecognized subsequent events.  It requires that management assess subsequent events for both interim and annual reporting periods.  Subsequent Events is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, it represents guidance directed specifically to management.  The adoption did not have an impact on the Company’s 2009 consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“ASU 2009-01”).  ASU 2009-01 is intended to be the source of authoritative U.S. GAAP for nongovernmental entities, and all of the content is considered authoritative.  As a result, the GAAP hierarchy now includes only two levels of GAAP, authoritative and nonauthoritative.  ASU 2009-01 is effective for financial statements issued for interim or annual periods ending after September 15, 2009.  ASU 2009-01 does not change existing GAAP, and therefore there was no change to the Company’s financial statements upon its adoption.

In August 2009, the FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2009-05”).  ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, or quoted prices for similar liabilities or similar liabilities when traded as assets.  Should this information be unavailable, the entity is required to use another valuation technique that is consistent with the principles of Topic 820.  ASU 2009-05 is effective in the first interim or annual period after issuance, with early adoption permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

3.	Significant accounting policies (continued)

(p)	Future accounting pronouncements

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”.  It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets.  The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have an impact on the Company’s 2009 financial statements.

In June 2009, the FASB updated “Consolidation – Consolidation of Variable Interest Entities” (“Consolidation”).  The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis.  The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation.  The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures.  The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have an impact on the Company’s 2009 financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore will be adopted by the Company on December 1, 2010.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2009 and 2008 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

4.	Acquisition

As disclosed in Note 1, the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen.  As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximates fair value.  The excess of Vasogen assets acquired over liabilities assumed on the acquisition is recorded as a credit to the additional paid in capital of the Company as follows:

$

Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable & accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

5.	Property and equipment

			November 30,
			2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,808,372	910,055	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under
capital lease	61,712	22,868	38,844
Computer under
capital lease	76,920	37,387	39,533
	3,094,683	2,048,562	1,046,121

5.	Property and equipment (continued)

			December 31,
			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	118,479	85,090	33,389
Computer software	14,777	10,667	4,110
Furniture and fixtures	73,796	46,365	27,431
Laboratory equipment	1,735,133	885,875	849,258
Leasehold improvements	776,109	638,826	137,283
Lab equipment under
capital lease	53,484	12,261	41,223
Computer under
capital lease	66,664	24,710	41,954
	2,838,442	1,703,794	1,134,648

Depreciation for the 11 month period ended November 30, 2009 was $344,768 (December 31, 2008 - $574,851; December 31, 2007 - $399,160).

6.         Accrued liabilities

	November 30,		December 31,
	2009		2008
		$	$

Professional fee	482,624		148,458
Other	57,980		13,095
	540,604		161,553

7.	Employee cost payable

As at November 30, 2009, the Company had $462,986 (December 31, 2008 - $142,000) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company and $38,128 (December 31, 2008 - $12,311) for other employees.

8.	Due to related parties

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	November 30,	December 31,
	2009	2008
	$	$

Promissory note payable to two directors
and officers of the Company, unsecured,
6% annual interest rate on the outstanding
loan balance (i)
(2009 - Cdn $2,463,240; 2008 - Cdn $1,099,495)	2,333,498	902,705
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2009 - Cdn $28,167; 2008 -
Cdn $28,167)	26,683	23,125
	2,360,181	925,830

Interest expense on the promissory note payable to related parties for the 11 month period ended November 30, 2009 is $85,113 (December 31, 2008 - $65,750; December 31, 2007 - $99,090) and has been included in the consolidated statement of operations.

(i)
As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp. to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). Subsequent to year end $800,000 of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	Lease obligations

The Company leases facilities under an operating lease which expires on November 2010. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2009:

	Capital	Operating
Years ending December 31,	leases	lease
	$	$

2010	38,764	96,000
2011	13,376	-
	52,140	96,000
Less: amounts representing interest at 11%	3,683	-
	48,457	96,000
Less: current portion	35,595	-
	12,862	96,000

It is the Company’s present intension to renew the lease for its premises before the lease expires before November 2010.

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2009, the Company has 10,907,057 common shares issued and outstanding and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of the IPC own 5,997,751 common shares or approximately 55% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(a)	(continued)

As a result of the transactions, as described in Note 1, effective October 22, 2009 former shareholders of IPC Ltd. owned approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen owned approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. shareholder received 0.065963061 common shares of IPC, and each former equity shareholder of IPC Ltd and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

As described in note 2(a) the comparative share information have been amended to give effect of the transaction described in note 1.

As at December 31, 2008 and 2007, IPC Ltd had 3,329,965 common shares issued and outstanding (6,023,944 prior to exchange as described above). In connection with the October 2009 transaction IPC LTD issued an additional 52,356 common shares to a broker before all of the common shares outstanding of IPC Ltd were converted to common shares in the Company. As a result of the transactions, as described in note 1, effective October 22, 2009 these shares were cancelled and the holders of these shares received shares in the Company.

As at December 31, 2008 and 2007, IPC Ltd had 5,997,751 Special Voting Shares issued and outstanding (10,850,000 prior to exchange as described above). The Special Voting Shares outstanding in IPC Ltd gave their holders voting rights on a one vote per share basis. The Special Voting Shares had no right to dividends or distributions from IPC Ltd and had no equity interest in IPC Ltd. These Special Voting Shares were all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). As a result of the transactions, as described in Note 1, effective October 22, 2009 these non equity shares were cancelled and the holders of these shares received no shares in the Company. As a result of the transactions described in note 1 effective October 22, 2009 the 5,997,751 (10,850,000 prior to exchange described above) equity shares owned by Odidi Holdco, were exchanged for common shares in the Company.

(b)
During the year ended December 31, 2007, IPC Ltd. issued 34,833 common shares to various investors for gross proceeds of $220,545. Further, during the year ended December 31, 2007, IPC Ltd. entered into a private placement agreement and a revenue arrangement with a pharmaceutical company. IPC Ltd. issued 394,848 common shares to this pharmaceutical company for gross proceeds of $4,999,995. IPC Ltd. allocated $2,500,000 to the common shares issued to this pharmaceutical company being the estimated fair value of the common shares, and the residual amount of $2,499,995 was allocated as a non-refundable upfront fee on the revenue agreement.

The gross proceeds from the private placements in the year ended December 31, 2007 aggregated to $2,720,545. IPC Ltd. recorded the aggregate par value of $777 as common shares and the balance amount of $2,617,546, net of the costs of issuance of $102,222 was recorded as additional paid-in-capital.

10.	Capital stock (continued)

(c)
During the year ended December 31, 2007, IPC Ltd. issued 1,493 common shares to employees for services rendered. The fair value of the common shares amounted to $9,450, based on the price at which common shares were issued for cash to arm’s-length investors in a private placement transaction at or around the same time as common shares were granted to the employees. This amount has been expensed as selling, general and administrative costs. IPC Ltd. recorded the par value of these shares, amounting to $3.50, as common shares and the balance of $9,447 has been recorded as additional paid-in capital.

(d)
As of December 31, 2008 and 2007 IPC Ltd. had 2,288,026; restricted common shares. Restricted stock is unregistered shares that has been issued but can’t yet be sold in the market. The share certificate normally bears a written legend stating the restriction. When the shares can legally be sold, the legend is removed from the certificate and the shares are moved from restricted to the free trading on the company ledger. As a result of the transactions, as described in Note 10(a), effective October 22, 2009 these shares were cancelled and the holders of these shares received unrestricted shares in the Company as described above.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the "Employee Stock Option Plan"). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan. The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at November 30, 2009. As at November 30, 2009 87,991 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2009, there were 1.0 million options available for grant under the Employee Stock Option Plan.

As a result of the transactions, as described in Note 1, effective October 22, 2009 each former Vasogen option holder received 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd. Option holder received 0.552788117 options to purchase common shares of IPC, for each option they exchange in the transaction. As a result 72,386 IPC options were issued to Vasogen option holders, 2,783,617 options were issued to IPC Ltd option holders.  Previously issued performance based options in the amount of 2,763,941 were included in the IPC options issued to IPC option holders.

In August 2004, the Board of Directors of IPC Ltd approved a grant of 2,763,941 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd issued an additional 87,256 broker options to purchase common shares of IPC Ltd which upon completion of the acquisition transaction become options to purchase common shares of IPC. The fair value of these broker options $161,833 were recorded as a charge to additional paid in Capital and a charge to share issuance costs in additional paid in capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718, formally SFAS No. 123(R) and SAB No. 107.

11.	Options (continued)

Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The value of broker options granted in 2009 and the value of stock options granted in 2007 was estimated using the following assumptions.  In 2008 there were no stock options granted.

	2009	2007

Volatility	142.3%	50%
Risk-free interest rate	1.5%	5%
Expected life (in years)	1	1 - 10
Dividend yield	-	-
The weighted average grant date
fair value per options granted	$1.85	$2.70

Details of Stock option transactions are as follows:

			November 30,			December 31,			December 31,
			2009			2008			2007
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
		exercise	grant		exercise	grant		exercise	grant
	Number of	price per	date	Number of	price per	date	Number of	price per	date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$

Outstanding,
beginning
of period	2,800,199	3.64	1.59	2,837,970	3.65	1.59	2,834,877	3.65	1.59
Granted	87,256	6.26	1.85	-	-	-	3,093	5.43	2.70
Vasogen options
exchanged for
IPC options	72,386	116.40	78.82	-	-	-	-	-	-
Expired	(20,653)	5.90	1.80	(37,771)	5.83	0.85	-	-	-

Outstanding,
end of period	2,939,188	6.48	3.46	2,800,199	3.64	1.59	2,837,970	3.65	1.59

Options
exercisable,
end of
period	451,642	22.22	13.67	312,652	3.80	1.57	350,423	4.02	1.50

11.	Options (continued)

As of November 30, 2009, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 10.00	2,881,698	3.71	4.7	1.61	394,152	4.26	1.66
10.00-100.00	45,649	36.24	6.4	28.43	45,649	36.24	28.43
100.00-500.00	5,550	364.98	4.7	238.08	5,550	364.98	288.08
500.00-1,000.00	6,126	732.53	2.4	454.53	6,126	732.53	454.53
1,000.00-1,500.00	165	1,149.13	1.4	709.18	165	1,149.13	709.18
	2,939,188	6.48			451,642	22.22

Total unrecognized compensation cost relating to unvested stock options at November 30, 2009 is approximately $3,542,400 (December 31, 2008 - 3,542,400). Of the total stock options granted up to November 30, 2009, 2,763,940 stock options will vest upon the achievement of certain performance conditions. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted an abbreviated new drug application for a certain drug, resulting in the vesting of 276,394 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended December 31, 2007. The Company determined that it is probable as at December 31, 2008 that the Company will meet the performance criteria related to 276,394 stock options. Accordingly, the Company recorded an additional stock based compensation expense of $442,800 related to these options. As at December 31, 2008, 2,487,546 performance-based stock options remains unvested. No other compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will be recognized.

No options were exercised in the 11 month period ended  November 30, 2009, and years ended December 31, 2008 and 2007.

The Company's total stock based compensation for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007 was $18,529, $442,800 and $460,621 respectively.

The Company recorded stock-based compensation relating to option grants amounting to $18,529 recorded in selling, general and administration for the 11 month period ended November 30, 2009, and $9,450 for the year ended December 31, 2007.

The Company recorded stock-based compensation expense relating to option grants amounting $442, 800 recorded in research and development expenses for the year ended December 31, 2008 and $451,171 for the year ended December 31, 2007.

12.	Warrants

As a result of the transactions, as described in Note 1, effective October 22, 2009 certain former Vasogen warrant holders that held warrants received 0.065963061 warrants to purchase common shares of IPC for each warrant they exchange in the transaction, as noted in the tables below. The fair value of these warrants on the effective date was $543,669. The following table provides information on the 376,699 warrants outstanding and exercisable as of November 30, 2009:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
$

U.S. 95.51	113,962	November 14, 2011	113,962
U.S. 47.91	243,275	May 24, 2012	243,275
U.S. 57.76	19,462	May 24, 2010	19,462
	376,699		376,699

IPC Ltd had 126,312 warrants previously issued that expired unexercised on September 10, 2008.

Details of warrant transactions are as follows:

2009

Outstanding in beginning of period	-
IPC warrants issued in exchanged for Vasogen warrants	393,583
Expired	(16,884)
376,699

The fair value of the warrants outstanding at November 30, 2009 was $226,268 and was estimated using the following assumptions:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	153.50	1.41	2 yrs
243,275	-	153.50	1.75	2.5 yrs
19,462	-	49.80	0.41	0.5 years

13.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	December 31,	December 31,
	2009	2008	2007
	%	%	%

Statutory income tax rate	33	35	35

	$	$	$

Statutory income tax recovery	(606,782)	(1,317,811)	(451,777)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	(30,210)	244,412	191,526
Change in valuation allowance	1,177,092	653,572	(198,158)
Recognized tax benefit of loss
carry-forwards	-	-	(174,714)
Change in substantively enacted
rates, other changes in tax rates
applied, changes in foreign
exchange rates and other	(540,100)	419,827	633,123
	-	-	-

13.	Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	2,343,338	1,533,384	996,458
Book and tax basis differences
on assets and liabilities	628,859	141,252	19,858
Undeducted regulatory fees	-	-	65,401
Other reserve	21,060	63,694	-
Undeducted research and
development expenditures	1,072,822	1,150,657	1,163,636
	4,066,079	2,888,987	2,245,353
Valuation allowances for
deferred tax assets	(4,066,079)	(2,888,987)	(2,235,415)
	-	-	9,938
Deferred tax liabilities
Book and tax basis differences
on assets and liabilities	-	-	(9,938)
Net deferred tax assets	-	-	-

At November 30, 2009, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the period ended November 30,	Federal

2014	1,682,382
2015	2,142,761
2026	516,589
2027	-
2028	1,681,943
2029	1,916,677
7,940,352

United States Federal income tax losses expiring
in the period ended November 30,

2024	65,348
2025	16,234
2026	34,523
116,105

13.	Income taxes (continued)

At November 30, 2009 the Company had a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,288,287 Federal, which can be carried forward indefinitely.

At November 30, 2009, the Company had approximately $328,069 of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

At November 30, 2009, the Company had approximately $156,138 (December 31, 2008 - 163,822; December 31, 2007 - $183,600) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of November 30, 2009, December 31, 2008 and 2007.

The Company files unconsolidated federal income tax returns domestically and foreign jurisdictions. The Company has open tax years from 2002 to 2009 with taxing jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2009, 2008 and 2007, or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2009 and December 31, 2008.

14.	Deferred revenue

Management has determined that it cannot reasonably estimate how much work, if any, will be done on the two remaining product candidates under the agreement with Par in fiscal 2010 therefore the Company does not anticipate recognizing any revenue under this agreement in 2010 and have recorded the entire amount as long term.

15.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at November 30, 2009, there were no pending litigation or threatened claim is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

15.	Contingencies (continued)

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement) are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment.

16.         Financial instruments

(a)	Fair values

Effective January 1, 2008, we adopted Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

16.         Financial instruments (continued)

(a)	Fair values (continued)

Fair value of cash is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investment due to the short term nature of the investments.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

16.         Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2009	December 31, 2008

Total accounts receivable	5,427	22,326
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	5,427	22,326

Not past due	521	21,443
Past due for more than 31 days
but no more than 60 days	3,589	445
Past due for more than 61 days
but no more than 90 days	-	438
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	1,317	-
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	5,427	22,326

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of foreign exchange (“FX”) of translating certain non-US dollar balance sheet accounts as these statements are presented in US dollars.   A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

16.         Financial instruments (continued)

(c)	Foreign exchange risk (continued)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2009
	USD total	Canadian
FX rates used to translate to USD		1.0556
	$	$
Assets
Cash	8,014,492	8,460,098
Accounts receivable	5,427	5,729
Investment tax credits	1,840,044	1,942,350

Liabilities
Accounts payable	1,323,368	1,396,948
Accrued liabilities	540,604	570,662
Employee cost payable	501,114	528,976
Capital lease	48,457	51,151
Due to related party	2,360,181	2,491,407

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2009:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	1,323,368	-	-	-	-
Accrued liabilities	540,604	-	-	-	-
Employee cost payable	501,114	-	-	-	-
Lease obligations	9,941	8,544	8,560	8,550	12,862
Due to related party	800,000	1,560,181	-	-	-

17.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Revenue
Canada	62,615	21,574	158,638
United States	567,564	1,256,130	2,138,678
	630,179	1,277,704	2,297,316

Total assets
Canada	11,081,332	3,026,024

Total property and equipment
Canada	1,046,121	1,134,648

18.	Major customers and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009. In fiscal year 2008, one customer accounted for 98% of net revenue of the Company and three customers accounted for 52%, 31% and 11% of accounts receivable at December 31, 2008. In fiscal year 2007, two customers accounted for 81% and 10% of net revenue of the Company and 29% and 68% of accounts receivable at December 31, 2007. All of the Company's major customers are located in the U.S.

19.	Non cash transactions

In connection with the acquisition transaction described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash. There were no non-cash transactions in 2008 and 2007.

2009
$
Investment tax credits and prepaid expenses and sundry assets	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669

20.	Subsequent events

The Company has evaluated its operations during the period subsequent to November 30, 2009.  During the subsequent period, a drug development agreement has been mutually terminated by the Company and the other party. Under the termination agreement, the Company is not required to refund any amounts received by the Company under this agreement. As a result, all unearned revenue of approximately $1,439,000 will be brought into income during the second quarter of fiscal 2010.  There have been no additional material events requiring disclosure in these consolidated financial statements.

Item 19.      Exhibits

Number	Exhibit
4.1	IPC Arrangement Agreement*

4.2
Acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions

4.3
Amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company

4.4
Escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement

10.1	Articles of Incorporation of the Company and Amendments thereto

10.2	By-laws of the Company

11.1	Code of Business Conduct and Ethics

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
The Registrant has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the Securities and Exchange Commission (the “SEC”), copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Graham D. Neil
Graham D. Neil
Vice President, Finance and Chief Financial Officer (Principal Financial Officer),
Intellipharmaceutics International Inc.
May 31, 2010