Form 20-F
period 2010-11-30
Intellipharmaceutics International Inc.
filed 2011-05-31
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2010; or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………

For the transition period from ________ to ________

Commission File No. 0-53805

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of Incorporation or organization)

30 Worcester Road
Toronto, Ontario M9W 5X2
(Address of principal executive offices)

Shameze Rampertab, Vice President Finance and Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario M9W 5X2, Telephone: (416) 798-3001, Fax:  (416) 798-3007
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	NASDAQ TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

As of November 30, 2010, the registrant had 10,907,054 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]      No [x]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]      No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]      No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ]      No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]      Accelerated filer [ ]      Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [x]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item  17 [ ]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]      No [x]

- i -

TABLE OF CONTENTS
(continued)

- ii -

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

PART I.

Item 1.                      Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

        Not applicable.

B.	Advisors

        Not applicable.

C.	Auditors

Not applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                      Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the year ended November 30, 2010, the eleven month period ended November 30, 2009 and of our predecessor company for accounting purposes, Intellipharmaceutics Ltd. which had a December 31 fiscal year end, for the years ended December 31, 2008, 2007 and 2006. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction.  These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All dollar amounts herein are expressed in United States dollars (“US dollars”), unless otherwise indicated.

Periods ended (in thousands of US dollars, except for per share data)
	As at and for the year ended November 30, 2010	As at and for the eleven month period ended November 30, 2009	As at and for the year ended December 31, 2008	As at and for the year ended December 31, 2007	As at and for the year ended December 31, 2006

Revenue	1,459	630	1,278	2,297	1,490
Loss for the period	(5,761)	(1,839)	(3,765)	(1,291)	(1,320)
Total assets	3,268	11,081	3,026	6,878	3,027
Total liabilities	3,175	6,449	3,609	4,557	2,567
Net assets	93	4,632	(583)	2,322	460
Capital stock	17	17	17	17	17
Loss per share - basic and diluted	(0.53)	(0.19)	(0.40)	(0.14)	(0.15)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	10,907	9,512	9,328	9,087	8,877

The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years 2006 through 2008, for the eleven month period ended November 30, 2009 and for fiscal year 2010.

AVERAGE
2006	0.8817
2007	0.9304
2008	0.9381
2009 (11 months)	0.8696
2010	0.9673

The following table sets forth the high and low exchange rates for each month during the previous six months.

November 2010	0.9833	0.9902
December 2010	0.9890	0.9950
January 2011	1.0026	1.0089
February 2011	1.0096	1.0153
March 2011	1.0209	1.0270
April 2011	1.0406	1.0470

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada.  At May 27, 2011, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $1.0234.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

As of November 30, 2010, we had a cash balance of $0.8 million.  On February 1, 2011, we completed a private offering of 4,800,000 units of the Company, each Unit consisting of one common share, a five-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share and a two-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share, for gross proceeds of $12,000,000.  As of February 28, 2011, we had a cash balance of $10.5 million. We anticipate our burn rate, namely cash flows used in operating activities excluding financing expense, will be approximately $3.9 million during the remainder of fiscal 2011. Depending on the progress of ongoing partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan. In the future, we will require substantial  capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities that may be difficult or impossible to obtain when needed or on terms acceptable to us.

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

Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional financing may not be obtained at favourable terms, if at all. Any future equity financing may also be dilutive to existing shareholders. If we cannot obtain adequate funding on reasonable terms, we may terminate or delay clinical trials for one or more of our product candidates curtail significant product development programs that are designed to identify new product candidates, and/or sell or assign rights to our technologies, products or product candidates.

We have a history of losses.

We have incurred losses from 2002 (when Intellipharmaceutics Ltd., our predecessor company, commenced operations) through November 30, 2010 and continue to incur losses.  As at November 30, 2010, we had an accumulated deficit of $19.1 million.  For the year ended November 30, 2010 we had a loss of $5.8 million.  Our losses for the fiscal periods ended November 30, 2009 and December 31, 2008, 2007 and 2006 were $1.8 million, $3.8 million, $1.3 million and $1.3 million, respectively.  These historical financial losses and our continued losses and financial condition could make it more difficult for us to obtain financing in the future or could reduce the value the market places on our common shares.

As we engage in the development of products in our pipeline, we will continue to incur losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the U.S. Food and Drug Administration (“FDA”) or other applicable regulatory agencies needed to commercially market them and if we will be able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or if we do, that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate large numbers of new employees into our corporate culture, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors.  Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Our intellectual property may not provide meaningful protection for our product candidates.

We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of the drug delivery platforms and technologies that we have discovered, developed or acquired that we believe may be commercially promising.

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

The cost of commencing or defending litigation, if necessary, could be significant and could significantly drain our limited financial resources and disrupt our business operations.  While there is no litigation pending or threatened against us (other than as described under Item 8.A), litigation to which we may be subjected could relate to, among other things, our patent and other intellectual property rights, licensing arrangements with other persons, product liability and financing activities.  Such litigation could include an injunction against the manufacture or sale of a product or potential product or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

Successful development of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements for the demonstration of bioequivalence;

•	for new drug application (“NDA”) candidates, a product may not demonstrate acceptable clinical trial results, even though it demonstrated positive preclinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•
products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals.  Among other things, such delays may be caused by slow enrolment in clinical studies, extended lengths of time to achieve study endpoints, additional time requirements for data analysis, discussions with the FDA, FDA requests for additional preclinical or clinical data, or unexpected safety, efficacy or manufacturing issues;

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

For both ANDA and NDA products, success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful.  As well, for ANDA candidates, success in preliminary studies does not ensure that bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

Near term revenues depend significantly on the success of our lead product, our once daily dexmethylphenidate XR generic.

We have invested a significant time and effort in the development of our lead product, our once daily dexmethylphenidate XR generic. It has not yet received regulatory approval, although it remains our most advanced product. There can be no assurance that this product will receive regulatory approval. We anticipate that in the near term our ability to generate significant revenues will depend in part on the regulatory approval and successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

We depend significantly on the actions of our development partner, Par Pharmaceutical Inc. (“Par” or “Par Pharmaceutical”), in the prosecution to regulatory approval and commercialization of our once daily dexmethylphenidate XR generic.

Two applications for approval to commercialize our once daily dexmethylphenidate XR generic have been filed and are pending before the FDA. We depend significantly on the actions of our development partner Par in the prosecution and regulatory approval and commercialization of our once daily dexmethylphenidate XR generic.

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

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward looking events can vary dramatically due to factors such as availability of funding, delays or failures in our clinical trials or bioequivalence studies, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties with whom we have contractual arrangements, to fulfill, in whole or in part, their contractual obligations towards us.

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

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrolment in or initiation of our clinical trials. Many of these companies have significantly more resources than we do.

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

Moreover, although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  In addition, the FDA and other similar regulatory agencies outside the United States require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA or such other agencies will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted using products manufactured under the FDA’s current Good Manufacturing Practices (“cGMP”), regulations.  Our failure, or the failure of our contract manufacturers, if any, involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay and increase the cost of the regulatory approval process.

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

The pharmaceutical industry is highly competitive and any of our competitors, including medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They may also have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals.  Therefore, our competitors may succeed in developing technologies and products that are more effective than the drug delivery technology we are developing or that will cause our technology or products to become obsolete or less competitively effective, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and less competitively effective, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

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

Our RexistaTM product for an abuse-deterrent form of oxycodone is one such new technology. No product employing our abuse deterrent technology has received regulatory approval.  In addition, any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work and expenditures.

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

Although we manufacture clinical trial supplies in-house, we rely on third parties for the manufacturing of certain components and ingredients of our clinical trial materials and in particular, the active pharmaceutical ingredients.  In addition, while we have the equipment and ability to manufacture drugs to a certain extent on a commercial scale, we may rely on third parties for commercial scale manufacturing.  Our reliance on contract manufacturers in these respects will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•
Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•
Contract manufacturers are required to undergo a satisfactory cGMP inspection prior to regulatory approval and are obliged to operate in accordance with the cGMP regulations of the FDA regulations and those of other jurisdictions we may manufacture in or apply for approval for some of our products.  These regulations govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow cGMP or other similar applicable regulations and to document their adherence to such practices may lead to significant delays in the availability of material for clinical studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

•
For some or all of our current product candidates and possibly for any future products, we may initially rely on a single or a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA and other applicable national cGMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer important delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•
With respect to any of our products that we may market, our ability to reach full commercial scale manufacturing depends upon the ability of our own plant or a designated commercial scale contract manufacturer to be approved under such cGMP. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining cGMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities and such actions could be both costly and inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and by applicable agencies in other nations to ensure strict compliance with cGMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

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

Because part of our product development strategy involves the novel reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Rexista abuse-deterrent oxycodone product, the prices at which such products are sold and the revenues we expect to receive may be reduced.

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

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Some of our product candidates, such as our once-daily Rexista abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labelling, distribution, and promotion of pharmaceutical products as well as environmental, safety and health regulations.

Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products.  The regulations applicable to our existing and future products may change.  Regulations require extensive clinical trials and other testing and government review and final approval before we can market our products.  The cost of complying with government regulation can be substantial and may exceed our available resources, causing delay or cancellation of our product introductions.

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

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

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

We may incur substantial costs to comply with environmental laws and regulations.  In addition, we may encounter currently unknown environmental problems or conditions.  We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations.  Environmental laws or regulations (or their interpretation) may become more stringent in the future.

We are subject to currency rate fluctuations.

A large majority of our expenses are payable in Canadian dollars and our financial statements are reported in U.S. dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our reported financial results.

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

Our significant shareholders will have the ability to substantially influence certain corporate actions.

Our principal shareholder, Odidi Holdings Inc., is a privately-held company controlled by Drs. Amina and Isa Odidi, and owned approximately 54.99% of our issued and outstanding shares as at November 30, 2010.  Subsequent to the $12,000,000 financing which closed on February 1, 2011, Odidi Holdings Inc. continued to be our largest shareholder, owning approximately 38.03% of our issued and outstanding shares.  The transaction had no material effect on control of the Company since no new control person (within the meaning of securities legislation) was created as a result of the transaction. As a result, the principal shareholder will have substantial influence over matters submitted to our shareholders for approval that are not subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our shares, in person or by proxy.  The principal shareholder will have the ability to substantially influence matters submitted to our shareholders requiring approval of the majority of holders of our shares including the election and removal of directors.

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

Risks related to our Common Shares

Our share price has been highly volatile and our shares could suffer a decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	sales or other issuances of our common shares, including any sales made in connection with future financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	actual or anticipated period-to-period fluctuations in financial results;

•	clinical and regulatory development regarding our product candidates;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

Our shares have in the past experienced, and may continue to experience, significant volume and price volatility. This volatility could reduce the future market price of our shares, regardless of our operating performance. In addition, both the volume and the trading price of our shares could change significantly over short periods of time in response to, among other things, actual or anticipated variations in quarterly operating results, announcements by us, and/or changes in national or regional economic conditions, making it more difficult for our shares to be sold at a favourable price or at all.

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

Future issuances of our shares, including pursuant to warrants outstanding, could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. In addition, warrants to purchase 4,896,000 common shares representing approximately a 24% interest in the Company, after their exercise, were issued in connection with the February 2011 private placement, most of which are exercisable at $2.50 per share, could result in substantial dilution of existing shareholders and cause our share price to decline. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have granted options and deferred share units (“DSU”),  and intend to offer and issue options and DSUs to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

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

Our failure to meet the applicable quantitative and/or qualitative listing maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share (the “Minimum Bid Price Rule”).

If our common shares are no longer listed on NASDAQ, whether as a result of a failure to meet the Minimum Bid Price Rule or otherwise, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we do not obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if our common shares cease to be listed on NASDAQ and we obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our shares are listed for trading in the United States and may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States that are not traded on NASDAQ or on other securities exchange by companies, with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00,  may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934 (“Exchange Act”). Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

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

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (‘‘SOX’’) in the United States and the other applicable Canadian securities laws and regulations and related rules and policies, may cause us to incur increased costs based on the implications of new rules and responses to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits.  New laws and regulations may make it more expensive for us under indemnities provided by the Company to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers. As such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, or as executive officers.

We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause our general and administrative costs to increase beyond what we currently have planned. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

The Company is required to review and report annually on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 – Certification of

Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in this Form 20-F Annual Report and in our Management’s Discussion and Analysis.

 Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in the Company’s internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot ensure that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management ensure that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements, and the value of the Company’s common shares.

We may be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. holders of our common shares.  It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or makes an election to determine whether it is a PFIC based on the adjusted bases of the assets).

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

If we are a PFIC, the U.S. federal income tax consequences to a U.S. holder of the ownership and disposition of our shares will depend on whether such U.S. holder makes a QEF or Mark-to-Market Election.  Under recently passed legislation, unless otherwise provided by the Internal Revenue Service, a U.S. holder of our shares during any year in which we are a PFIC must file an informational return annually to report its ownership interest in the PFIC.

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

The Company was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.

Our registered principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.  Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved the court approved plan of arrangement and merger (the “IPC Arrangement Agreement”) that resulted in the October 22, 2009 combination of IPC Ltd. and Intellipharmaceutics Corp. with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below (the “IPC Arrangement Transaction”).  The completion of the IPC Arrangement Transaction on October 22, 2009, resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada, and whose common shares are traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that resulted in Vasogen being reorganized prior to completion of the arrangement transaction with IPC Ltd. and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

As a result of the transaction we selected a November 30 year end, which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the accounting predecessor company, IPC Ltd., which had a December 31 year end.

For the year ended November 30, 2010, the eleven month period ended November 30, 2009, and the year ended December 31, 2008, we spent a total of $4,533,310, $1,554,859 and $419,187, respectively, on research and development.  Over the past three fiscal years, we have raised approximately $11,334,855 in gross proceeds from the issuance of equity securities to investors. Our common shares are listed on the TSX under the symbol “I” and on the NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

Our Strategy

We believe that our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe the flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which represent opportunities for us to license our technologies and products:

•
For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have previously developed several drugs which have been commercialized in the United States by their former employer/client.  The regulatory pathway for this approach requires an abbreviated new drug application (“ANDA”).

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires new drug applications (“NDA”) via 505(b)(2) application which both accelerates development timelines and reduces costs in comparison to regular new drug applications for new chemical entities.

•
Our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are uniquely suited to developing abuse-deterrent pain medications.

We believe we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

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

Our business focus has been to apply our proprietary controlled-release technologies to existing drugs.  The release technologies, and the excipients utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule active pharmaceutical ingredients (“API”).  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administer small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastrointestinal, pain, diabetes and other significant indications.

We apply our proprietary technology to development activities in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring NDAs), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products

(requiring ANDAs).  An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

Our proposed products target the niche market created by the expiration of drug product patents and drug product exclusivity periods, for which we believe we will generally have the following three opportunities to license our technologies and products:

•
For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have done so previously for several drug products, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements. Such products may be licensed to and sold by distributors of generic products.

•
For branded immediate-release (multiple-times-per-day) products, we can seek to formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product.  Such products may be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that is expected to compete favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

•
Our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are uniquely suited to developing abuse-deterrent pain medications.

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

We are currently focusing our efforts on the following areas:

•              Obtaining regulatory approval, including for (i) generic, controlled-release pharmaceutical products (ANDAs), and (ii) new controlled-release pharmaceutical products (NDAs) which are reformulations of existing successful immediate release products.

1.
In May 2007, we filed an ANDA with the FDA for 5mg, 10mg, 15mg and 20mg strengths of generic Focalin XR® developed in collaboration with partner, Par Pharmaceutical and intended for the U.S. market. In August 2007, the application was accepted by the FDA as being complete and in condition for further review. In December 2010, we filed an ANDA for the 30mg strength of generic Focalin XR®, which is not partnered.

2.	In May 2010, our ANDA filing for generic Effexor XR® was accepted by the FDA for review.

3.	In June 2010, our ANDA filing for generic Protonix® was accepted by the FDA for review.

4.	In October 2010, our ANDA filing for generic Glucophage® XR was accepted by the FDA for review.

5.	In February 2011, our ANDA filing for generic Seroquel XR® was accepted by the FDA for review.

•	The ANDA review process generally takes at least two years and often longer, and there can be no assurance that the FDA will approve the product for commercial launch in the USA.

•	Commercial exploitation of these products either by license and the collection of royalties, or through the manufacture of tablets and capsules using our developed formulations.

•
Development of new products and increasing the number of licensing agreements with other pharmaceutical companies beyond those already in place, including collaborating in contract research and development, joint ventures and other drug development and commercialization projects.

We intend to collaborate in the development and/or marketing of products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or that such arrangements will be beneficial.

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

Our platform of Hypermatrix™ drug delivery technologies include, but are not limited to, Intellifoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™ and IntelliShuttle™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the active pharmaceutical ingredient in the gastrointestinal tract (“GIT”).  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system, gastrointestinal, pain, diabetes and other significant disorders.

The Hypermatrix™ Family of Drug Delivery Engine™ Technologies

Intellifoam™

The Intellifoam™ technology is based on the drug active being embedded in, but separate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active. The drug actives are embedded in a resin polymer matrix.

IntelliGITransporter™

The IntelliGITransporter™ technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure.  A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose.  We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation.  It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

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

IntelliPaste™

The IntelliPaste™ technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPaste™ is the Company’s delivery technology for the controlled delivery of opiates, narcotics and other central nervous system (“CNS”) drug products which are susceptible to unlawful diversion or abuse.

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

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Application under review by the FDA for 5mg, 10mg, 15mg, 20mg strength ANDA for 30mg dosage strength filed as an amendment	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Application under review by the FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed-release capsules	Protonix®	Conditions associated with gastroesophageal reflux disease	Application under review by the FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release capsules	Glucophage®XR	Management of type 2 diabetes	Application under review by the FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder, and major depressive disorder	Application under review by the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues and regulatory approval associated with the product.

ANDA Product Candidates

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.  Under the arrangement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  This includes a ten year profit-sharing agreement with Par which commences with the commercial launch of the product. Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately $480 million in 2010.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

In 2010, we announced that we and our licensee and development partner, Par, received confirmation that the patent litigation concerning our generic of Focalin XR® expired without regulatory intervention, and that the parties stipulated to a dismissal of the litigation. The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd., have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company’s generic drug application, currently under review with the FDA, for the 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

We expect that marketing of generic versions of these products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. The application was filed as an amendment to the ANDA previously filed for the other strengths of the drug. Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

On March 29, 2011, we announced that the Company had become aware that Elan Corporation, plc and Elan Pharma International Ltd., had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc. for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. On April 5, 2011, we also announced that the Company had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. In view of the previous settlement related to the four dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR ® does not in event infringe the patents in issue.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.  Effexor XR®, an extended-release capsule for oral administration, is indicated for the treatment of symptoms of depressive disorders.  According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $2.7 billion in 2010.

In January 2010, we had our ANDA for generic venlafaxine hydrochloride accepted by the FDA. The application is currently under review. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

Wyeth LLC (“Wyeth”), a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended- release) capsules.  Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about December

17, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010, both parties began and continue to explore other alternatives.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. The Company believes that there is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

We are exploring licensing agreement opportunities or other possibilities for this product. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

A third product in our generics pipeline is delayed release pantoprazole sodium, a generic version of the marketed drug Protonix®. Protonix® inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the U.S. were approximately $2.4 billion in 2010.

In June 2010, we had our ANDA for generic pantoprazole sodium accepted by the FDA. The application is under review. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

On December 22, 2010 we informed the FDA that we had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for our application to market a generic of Protonix®. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.

We are exploring licensing agreement opportunities or other possibilities for this product. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

A fourth product in our generics pipeline is Metformin hydrochloride extended-release capsules. It is a generic version of the marketed drug Glucophage® XR. Glucophage is an oral antihyperglycemia drug used in the management of type 2 diabetes. According to Wolters Kluwer Health, sales in the U.S. of Glucophage®XR were approximately $390 million in 2010.

In August 2010 we had our ANDA for generic Metformin hydrochloride accepted by the FDA. The application is under review. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

A fifth product in our generics pipeline is quetiapine fumarate extended-release capsules. It is a generic version of the marketed drug Seroquel XR®. Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales in the U.S. of Seroquel XR® were approximately $800 million in 2010.

In February 2011, we had our ANDA for generic Seroquel XR® accepted by the FDA. The application is under review. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

We are exploring licensing agreement opportunities or other possibilities for this product. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is carvedilol phosphate controlled release capsules. It is a generic version of the marketed drug Coreg CR®.  Coreg CR® is available for once-a-day administration as controlled-release oral capsules.  It is used for the treatment of hypertension and heart failure.

This product is currently in late-stage development.  We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that an ANDA will be filed, or if filed, a licensing agreement can be secured.

Rexista™ oxycodone (oxycodone hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone, an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is a unique dosage form designed to be deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  In 2009, OxyContin® (oxycodone hydrochloride controlled-release tablets) had estimated U.S. sales of approximately $2.6 billion.  OxyContin® currently represents 89% of the $3 billion oxycodone delayed release market in the United States.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-deterrent products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista™ oxycodone plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that we plan to initiate in fiscal 2011.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting an NDA 505 (b)(2) filing.

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

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our ability to manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technology, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

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

Patents which relate to and protect various aspects of our HyperMatrix family of drug delivery technologies include the following United States and Canadian patents which have been issued to us:

Country	Issue No.	Issue Date	Title
U.S.A.	6,652,882	November 25, 2003	Controlled Release Formulation Containing Bupropion
U.S.A.	6,296,876	October 2, 2001	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	6,607,751	August 19, 2003	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	6,479,075	November 12, 2002	Pharmaceutical Formulations for Acid Labile Substances

U.S.A.	7,858,119	December 28, 2010	Extended Release Pharmaceuticals
U.S.A.	6,800,668	October 5, 2004	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	7,090,867	August 15, 2006	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	7,906,143	February 22, 2011	Controlled Release Pharmaceutical Delivery Device And Process For Preparation Thereof
Canada	2,435,276	March 15, 2005	Syntactic Deformable Foam Compositions and Methods for Making
Canada	2,459,857	March 15, 2011	Combinatorial Type Controlled Release Drug Delivery Device

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty (“PCT”)-national stage processing and entry applications, relating to various aspects of our HyperMatrix drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, compositions directed to classes of drug actives designed as therapies for specific indications, and compositions intended to enhance deterrence of wilful abuse of narcotic compositions.

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

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing these products in the United States by us or our licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  We intend to generate all data necessary to support FDA approval of the applications we file.

Preclinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product.  The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials.  Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.

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

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data demonstrating that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure is available to us for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from Listed Drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the

ANDA could be delayed until the patents expire.  Under the FDC, the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product after the earlier of six months after the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first application amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or failure of the first applicant to obtain tentative approval within 30 months after the date filed unless such failure is due to a change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA.  There can be no assurance that the FDA would accede to such a request if made.

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

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”).  This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug.  If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug.  The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

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

Additional Regulatory Considerations

Sales of our products by our licensees outside the United States and Canada will be subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its four wholly-owned subsidiaries, including jurisdictions of incorporation, as at May 27, 2011.

Notes:

(1)	The Company owns 64.3% of the common shares of IPC Corp. directly and 35.7% of such shares indirectly through the wholly-owned IPC Ltd.

D.	Property, Plant and Equipment

On October 1, 2004, we entered into a 5-year lease agreement for a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, at approximately $100,000 per year.  The lease was most recently renewed to November 30, 2012.  We use our facilities as a laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing.

In the second quarter of 2006, we completed renovation and construction of our administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of our administrative, laboratory and manufacturing facility was approximately $1,685,000, including approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft.  for administrative space, 4,300 sq. ft. for research and development (“R&D”), 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 5.                      Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements” The consolidated financial statements have been prepared in accordance with US GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2010 and 2009, and December 31, 2008.

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

The following are selected financial data for the year ended November 30, 2010, the eleven month period ended November 30, 2009 and the year ended December 31, 2008.

	For periods ended			Dollar and Percentage change
	November 30 2010	November 30 2009	December 31 2008	2010 vs 2009		2009 vs 2008
	(12 Months)	(11 Months)	(12 Months)
Revenue
Research and Development	$1,459,385	$630,179	$1,277,704	$829,206	132%	$(647,525)	-51%
Expenses
Cost of revenue	-	382,597	1,885,790	(382,597)	-100%	(1,503,193)	-80%
Research and development	4,533,310	1,554,859	419,187	2,978,451	192%	1,135,672	271%
Selling , general and administrative	2,699,204	975,197	1,365,461	1,724,007	177%	(390,264)	-29%
Depreciation	242,778	344,768	574,851	(101,990)	-30%	(230,083)	-40%
Write-down of long-lived assets	36,481	-	-	36,481	-	-	-
	7,511,773	3,257,421	4,245,289	4,254,352	131%	(987,868)	-23%

Loss before the undernoted	(6,052.388)	(2,627,242)	(2,967,585)	(3,425,146)	130%	340,343	-12%

Fair value adjustment of warrants	223,782	286,983	-	(63,201)	-22%	286,983	-
Net foreign exchange gain (loss)	138,949	587,642	(817,407)	(448,693)	-76%	1,405,049	-172%
Interest income	27,001	1,822	95,282	25,179	1382%	(93,460)	-98%
Interest expense	(98,435)	(87,940)	(75,464)	(10,495)	12%	(12,476)	17%
Loss for the period	$(5,761,091)	$(1,838,735)	$(3,765,174)	$(3,922,356)	213%	$1,926,439	-51%

Year Ended November 30, 2010 Compared to the Eleven Month Period Ended November 30, 2009

Revenue

The Company recorded revenues of $1,459,385 for the year ended November 30, 2010 versus $630,179 for the eleven month period ended November 30, 2009. Revenue in 2010 was comprised of recognition of upfront fee of $1,449,624 and cost reimbursements in the amount of $9,761. Included in revenue in the eleven month period ended November 30, 2009 was recognition of upfront fees of $480,655, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229. The increase in revenue can be primarily attributed to a drug development agreement that has been mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was brought into income. Revenue from research and development service fees decreased during the period primarily because the Company had no late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should help us to reach our goal to maximize the value inherent in our technology and product candidates and will help us to create long term growth and value. As a result we had minimal revenue from partnered projects as our focus was on advancing our own pipeline. The Company currently does not have any significant customers.

Cost of Revenue

We had no cost of revenue for the year ended November 30, 2010 in comparison to $382,597 for the eleven month period ended November 30, 2009 because we performed no activity on partnered projects during the year ended November 30, 2010, unlike the eleven month period ended November 30, 2009 when we were working on some partnered projects and had incurred expenditures. This is in line with our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. As such our focus was on advancing our own products.

Research and Development

Expenditures for research and development for the year ended November 30, 2010 were higher by $2,978,451 compared to the eleven month period ended November 30, 2009. This is primarily attributed to the fact that during the year ended November 30, 2010 we incurred additional expenses, due to our stronger financial position in 2010 when compared with 2009, on research and development activities for our own internal projects when compared with the eleven month period ended November 30, 2009. The Company completed the research and development related to four ANDA filings during the year. In addition during the year ended November 30, 2010 we recorded an expense of $885,600 related to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related research and development of products that led to ANDA applications for the products being accepted by the FDA. No such expense was recorded during the eleven month period ended November 30, 2009.

Selling, General and Administrative

Selling, general and administrative expenses were $2,699,204 for the year ended November 30, 2010 in comparison to $975,197 for the eleven month period ended November 30, 2009, an increase of $1,724,007. The increase is due to an increase in expenses related to legal fees, wages, marketing costs and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2010 were $835,184 in comparison to $338,110 for the eleven month period ended November 30, 2009. This increase is attributable to an increase in administrative staffing levels during the year ending November 30, 2010 when compared to the prior period. The number of employees included in administrative costs was ten for the year ended November 30, 2010 in comparison to seven for the eleven month period ended November 30, 2009. The increase is mainly related to additional employees that are required in our role as a publicly traded company.

Administrative costs for the year ended November 30, 2010 were $1,556,087 in comparison to $498,241 for the eleven month period ended November 30, 2009. This increase is primarily the result of an increase in filing costs expensed when compared with the eleven month period ended November 30, 2009, due to certain public company related obligations and filing requirements which we did not incur in the comparable period, as we were not then a publicly traded company.

Marketing costs for the year ended November 30, 2010 were $239,638 in comparison to $90,780 for the eleven month period ended November 30, 2009. This increase is primarily the result of an increase in travel expenditures during the year ended November 30, 2010 due to investor relations activities which we did not incur in the comparable period, as we were not then a publicly traded company until October 22, 2009.

Occupancy costs for the year ended November 30, 2010 were $68,295 in comparison to $48,066 for the eleven month period ended November 30, 2009. This increase is partially a result of an eleven month fiscal period ending November 30, 2009 being compared with a twelve month fiscal period ending November 30, 2010.

Depreciation

Depreciation for the year ended November 30, 2010 was $242,778 in comparison to $344,768 for the eleven month period ended November 30, 2009 primarily as a result of the declining balance method of depreciation with limited additions in the year, and the effect of fully depreciated property and equipment.

Fair Value Adjustment of Warrants

As part of the IPC Arrangement Transaction we have 357,237 warrants outstanding as at November 30, 2010. These warrants are measured at fair market value at each reporting date, and changes in fair market value are recognized in the statements of operations and comprehensive loss. During the year ended November 30, 2010, 19,462 warrants expired.

Foreign Exchange Gain

Gain on foreign exchange was $138,949 for the year ended November 30, 2010 in comparison to a gain of $587,642 for the eleven month period ended November 30, 2009. The decrease for the year ended November 30, 2010 was due to the decrease of the US dollar against the Canadian dollar as the rates changed from $1.00 (US) for $1.0266 (Cdn) at November 30, 2010, from $1.00 (US) for $1.0556 (Cdn) at November 30, 2009, and from $1.00(US) for $1.2180 (Cdn) at December 31, 2008. During the year ended November 30, 2010 the exchange rate averaged $1.00 (US) for $1.0345 (Cdn) compared to $1.00 (US) for $1.1493 (Cdn) for the eleven months ended November 30, 2009.

Interest Income

Interest income for the year ended November 30, 2010 was higher in comparison to the eleven month period ended November 30, 2009. This is primarily as a result of a higher average amount of cash on hand during fiscal 2010.

Interest Expense

Interest expense for the year ended November 30, 2010 was higher when compared with the eleven month period ended November 30, 2009, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was higher during the year ended November 30, 2010 in comparison to the eleven month period ended November 30, 2009.

Eleven Month Period Ended November 30, 2009 Compared to the Year Ended December 31, 2008

Revenue

The Company recorded revenues of $630,179 for the eleven month period ended November 30, 2009 versus $1,277,704 for the year ended December 31, 2008. Revenue in 2009 was comprised of recognition of upfront fees of $480,655 received in a prior year, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229 compared to upfront fees of $620,282, research and development service fees of $544,051 and cost reimbursements in the amount of $113,371 in the year ended December 31, 2008. The decrease in revenue can be primarily attributed to the Company having more late stage development activity with its partnered projects in 2008, compared to 2009 when the Company was not as actively involved in such activities for its partnered projects. Also, 2009 revenue reflects activities for eleven months in comparison to the twelve month period in 2008.

Cost of Revenue

Cost of revenue for the eleven month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as the Company performed less activity on partnered projects during the year ended November 30, 2009, when compared to the twelve month period in 2008.

Research and Development

Expenditures for research and development for the eleven month period ended November 30, 2009 were higher when compared with the year ended December 31, 2008 primarily as the Company performed more activity on its own projects during the year ended November 30, 2009, when compared to the twelve month period in 2008.

Selling, General and Administrative

Selling, general and administrative expenses were $975,197 for the eleven month period ended November 30, 2009 as compared to $1,365,461 for the year ended December 31, 2008, a reduction of $390,264 or 29%. The decrease is due to a reduction in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the eleven month period ended November 30, 2009 were $338,110 compared with $373,717 for the year ended December 31, 2008. This reduction is attributable to a decrease in administrative staffing levels and salary reductions during the eleven month period ending November 30, 2009 when compared to the prior period.

Administrative costs for the eleven month period ended November 30, 2009 were $498,241 compared with $798,724 for the year ended December 31, 2008. The decrease is primarily due to a reduction in accounting and legal costs expensed when compared with the period in 2008. For the eleven month period ended November 30, 2009, Accounting and legal expenses incurred in connection with the transaction whereby IPC Ltd. combined with Vasogen under a plan of arrangement and merger were charged to shareholders’ equity as share issuance costs. In the prior period these fees were expensed as incurred.

Marketing costs for the eleven month period ended November 30, 2009 were $90,780 compared with $131,021 for the year ended December 31, 2008. This decrease is mainly a result of a reduction primarily in travel and advertising expenditures during these periods. Also 2009 marketing costs reflect activities for eleven months in comparison to twelve months in 2008.

Occupancy costs for the eleven month period ended November 30, 2009 were $48,066 compared with $61,999 for the year ended December 31, 2008. This decrease is mainly a result of an eleven month fiscal period for November 30, 2009 being compared with a twelve month fiscal period for December 31, 2008.

Depreciation

Depreciation expense for the eleven month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as a result of reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until additional financing could be secured. Also 2009 depreciation reflects charges for eleven months in comparison to twelve months in 2008.

Foreign Exchange Gain (Loss)

Gain on foreign exchange was $587,642 for the eleven month period ended November 30, 2009 compared to a loss of $817,407 for the same period in 2008. The gain for the year ended November 30, 2009 in comparison to a loss in the period in 2008 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1.0556 (Cdn) at November 30, 2009. Over the course of the year ended November 30, 2009 the exchange rate averaged $1.00 (US) for $1.1493 (Cdn) compared to $1.00 (US) for $1.0671 (Cdn) for the year ended December 31, 2008.

Interest Income

Interest income for the eleven month period ended November 30, 2009 was lower when compared with December 31, 2008 primarily as a result of a lower average amount of cash on hand and lower rates of returns on our investments.

Interest Expense

Interest expense for 2009 was higher when compared with 2008 primarily as a result of a higher average amount outstanding on the related party loan. The amount outstanding on the related party loan which accrues interest at 6% annually was higher in 2009 as a result of additional funds advanced by the related party during 2009 to support operations until the transaction with Vasogen was completed on October 22, 2009.

B.	Liquidity and Capital Resources

The Company had cash of $789,136 as at November 30, 2010 compared to $8,014,492 as at November 30, 2009, and compared to $902,213 at December 31, 2008. The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 of a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi. The increase in cash during the period ended November 30, 2009 is a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 which resulted in us receiving $11.0 million in cash and an additional $0.5million in receivables from tax credits recoverable that were earned by Vasogen from the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

For the year ended November 30, 2010 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the eleven month period ended November 30, 2009 and the year ended December 31, 2008. This increase is a result of higher expenditures in research and development, and for selling, general and administrative expenses during the year ended November 30, 2010 as described in greater detail in the Results of Operations. In addition, the payment of accounts payable and accrued liabilities related to the IPC Arrangement Transaction that were outstanding as at November 30, 2009 were paid in fiscal 2010. During the year ended November 30, 2010, net cash flows used in operating activities were partially offset by approximately C$931,000 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out by IPC Ltd. during the fiscal year 2008. The fluctuations in cash flows from operations are influenced by our net loss. We had net losses of $5,761,091 in 2010, as compared to net losses of $1,838,735 and $3,765,154 in 2009 and 2008 respectively.

For the year ended November 30, 2010 net cash flows used in financing activities related mainly to the repayment of a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers for cash advances made by them to the Company. This was a shareholder loan to support ongoing operations in 2009. In addition, during the year ended November 30, 2010 net cash flows used in financing activities also included the repayment of capital lease obligations. For the eleven months ended November 30, 2009, net cash flows from financing activities related mainly to receipts from the related parties loan discussed above. For the year ended December 31, 2008, net cash flows used in financing activities related mainly to the repayment of the related party loan, and included repayment of capital lease obligations.

In the Company’s opinion the working capital is sufficient for more than twelve months operating requirements at present levels of expenditure.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific research tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Transaction completed with Vasogen in October 2009. During the year ended November 30, 2010 the related party loan was repaid by C$800,000 from proceeds received by us from the IPC Arrangement Transaction. Interest payable on this loan was accrued in the amount of C$110,452 as at November 30, 2009. During the year ended November 30, 2010 this amount was also repaid. Interest payable on this loan was accrued in the amount of C$98,392 for the year ended November 30, 2010.

For the year ended November 30, 2010 net cash flows used in investing activities related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.

All non-cash items have been eliminated from the consolidated statements of cash flows.

As a research and development company, IPC Corp. is eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs. Depending on the financial condition of IPC Corp., research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount was not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

The Company received C$640,081 from the Canada Revenue Agency and the Ontario Ministry of Finance during the first quarter of fiscal 2011 comprised of research and development investment tax credits for research and development activities carried out to the period ended October 21, 2009. During the first half of fiscal 2011, the Company expects to receive a substantial portion of approximately C$380,000 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Transaction. In addition, based on management’s estimate, the Company expects to file a refundable claim of approximately C$226,000 for the investment tax credit with the Ontario Ministry of Finance in the second quarter of fiscal 2011 for research and development activities carried out during the fiscal year 2010. Realization of these credits is subject to government approval.

The Company has not been profitable and has incurred losses from operations since inception. To date, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Transaction and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505(b)(2) NDA products. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. The Company has incurred approximately C$1,500,000 in share issue costs. The Company expects to raise additional capital from commercialization activities, payments received based on development agreements, marketing license agreements, and strategic partners funding directly some or all costs of development. However, there can be no assurance that future financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets, strategic alliance agreements, and other relevant commercial considerations.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of improving investment returns and managing the cash burn rate.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs.  For the year ended November 30, 2010, the eleven month period ended November 30, 2009, and the year ended December 31, 2008, we spent a total of $4,533,310, $1,554,859 and $419,187, respectively, on research and development.

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

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding and the level of our research and development spending. In general expenditures were higher for the last five quarters when compared to the first three quarters of fiscal 2009 due to the capital resources that were available in the fourth quarter of 2009. The significant decrease in the Company’s loss during the second quarter ended May 31, 2010, can be mainly attributed to a drug development agreement that was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended		Revenues $	Loss $	Loss per share ($)
November 30, 2010		7,164	(1,903,629)	(0.18)
August 31, 2010		-	(2,113,462)	(0.19)
May 31, 2010		1,449,624	(316,447)	(0.03)
February 28, 2010		2,597	(1,427,553)	(0.13)
November 30, 2009	(2 Months)	161,757	(875,322)	(0.09)
September 30, 2009		125,590	(165,739)	(0.02)
June 30, 2009		118,460	(224,662)	(0.02)
March 31, 2009		224,372	(573,012)	(0.06)

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2010, the Company was not involved in any material unconsolidated SPE transactions.

F.	Contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end in fiscal 2011. Operating lease obligations related to the lease of premises was most recently renewed to November 30, 2012.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Capital Lease Obligations	$ 13,230	$13,230	$ ---	$ ---	$ ---
Total Contractual Obligations	13,230	13,230	---	---	---

G.	Safe Harbour

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital, the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to Intellipharmaceutics and our business can be found in the “Risk Factors” section of this document, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include, but are not limited, to:

•	our plans to research, develop and commercialize products and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers that we may use for our products; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

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

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
John N. Allport Ontario, Canada	Vice President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004
Dr. Eldon R. Smith(1) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd. and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial Inc.; Canadian Natural Resources Limited; Resverlogix Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director of the Company	Chief Executive Officer of Equiprop Management Limited	None	March 2006
Kenneth Keirstead (1) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group	None	January 2006
Shameze Rampertab Ontario, Canada	Vice President Finance and Chief Financial Officer of the Company	Officer of the Company	Imaging Dynamics Company Ltd.	N/A

Notes:

(1)	Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Shameze Rampertab, who prior to November 2010 was Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd.

As of November 30, 2010, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 6,135,948 common shares, representing approximately 54.99% of the issued common shares of the Company. Information updated to May 27, 2011 is provided under “Directors, Senior Management and Employees  – E. Share Ownership”.

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

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection. Several of these products are partnered. As of November 30, 2010, the Company had 29 full-time employees engaged in administration and research and development.

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

Elements of Compensation - The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary; (b) long-term incentives in the form of stock options; (c) restricted share unit plan; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, Dr. Isa Odidi and Dr. Amina Odidi have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

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

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail it Item 6.E). Certain Named Executive Officers have been issued options under such plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five company drugs.

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

The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates (as described in greater detail it Item 6.E) as of May 28, 2010, when the RSU Plan received shareholder approval.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company (and prior to the October 22, 2009 transaction, to Intellipharmaceutics Ltd. and Intellipharmaceutics Corp.) for the financial years ended November 30, 2010, November 30, 2009 and December 31, 2008 in respect of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the former Chief Financial Officer of the Company (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary(1)	Share-based awards	Option-based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Dr. Isa Odidi, Chairman& Chief Executive Officer	2010 2009 2008	436,997 383,481 341,134	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,600 8,701 11,245	448,597 392,182 352,379
Dr. Amina Odidi, President & Chief Operating Officer (3)	2010 2009 2008	436,997 383,481 341,134	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,600 8,701 11,245	448,597 392,182 352,379
Shamese Rampertab VP Finance & Chief Financial Officer (4)	2010	4,614	N/A	35,374	N/A	N/A	N/A	308	40,296
Graham Neil, former VP Finance & Chief Financial Officer (5)	2010	143,990	N/A	37,522	N/A	N/A	N/A	11,512	193,024

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.9667 to C$1.00 (2009 – U.S.$0.8701; 2008 – U.S.$0.9371; 2007 – U.S.$0.9309) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2010 are as disclosed in the table. In prior years the actual amounts paid to each of the Named Executive Officers were 2009-$223,197; 2008 - $290,462; and 2007 - $288,545 with the balance being deferred at the election of the Named Executive Officer. As at November 30, 2010 the Company had $472,619 in unpaid salary to Dr Isa Odidi and Dr. Amina Odidi.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards represents the closing price of the common shares on the TSX at the date of grant (C$2.62 for options granted on November 22, 2010; C$3.62 for options granted on May 26, 2010) and the following weighted average assumptions: volatility 90.4%, risk-free interest rate 3.38%, expected life 6.49 years, and no dividend yield.

(3)	Dr. Amina Odidi was acting Chief Financial Officer until February 12, 2010.

(4)	Shameze Rampertab was appointed Vice President Finance and Chief Financial Officer on November 29, 2010.

(5)	Graham Neil was appointed Vice President Finance and Chief Financial Officer on February 12, 2010 and resigned on November 26, 2010.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement.

Employment Agreements

The employment agreement with Dr. Isa Odidi effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board.

The employment agreement with Dr. Amina Odidi effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively.  In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board of Directors and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board of Directors.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and expire on September 10, 2014.  As of November 30, 2010, 1,105,360 of these options have vested and are exercisable.

The employment agreement with Shameze Rampertab effective November 29, 2010 entitles Mr. Rampertab to receive a base salary of C$180,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement is deemed to be extended automatically on the same terms for successive one-year periods unless the Company gives Mr. Rampertab contrary written notice at least 60 days before the anniversary date of the agreement. Mr. Rampertab’s employment agreement includes non-competition and non-solicitation covenants.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
(a)	(b)	(c)	(d)	(e)(2)	(f)	(f)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	N/A	N/A	N/A
Shameze Rampertab	60,000	C$2.62	Nov. 29, 2020	Nil	N/A	N/A
Graham Neil	25,000	C$3.62	Mar. 26, 2011	Nil	N/A	N/A

Notes

(1)	These option-based awards are held jointly.

(2)
The value of unexercised options at year end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2010 (C$2.58) and multiplying the result by the number of common shares underlying an option.

Incentive Plan Awards – Value Vested or Earning During The Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Dr. Isa Odidi	Nil	N/A	Nil
Dr. Amina Odidi	Nil	N/A	Nil
Shameze Rampertab	Nil	N/A	Nil
Graham Neil	Nil	N/A	Nil

Notes

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX and the exercise price.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.8 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2013, assuming each Named Executive Officer’s salary was increased in the period in accordance with the terms of their respective contracts.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2013.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board of Directors of the Company.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share- based awards(1)	Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Eldon Smith	C$13,000	C$13,000	C$18,168	N/A	N/A	N/A	C$44,168
Kenneth Keirstead	C$26,000	N/A	C$18,168	N/A	N/A	N/A	C$44,168
Bahadur Madhani	C$28,000	N/A	C$18,168	N/A	N/A	N/A	C$46,168

Notes:

(1)	Deferred Share Units were earned but not granted as at November 30, 2010.
(2)
Option-based awards are options that were earned but not granted as at November 30, 2010. The value of option-based awards was estimated at November 30, 2010 using the Black-Scholes Option Pricing Model based on the closing price on the TSX at November 30, 2010 (C$2.58) with the following assumptions: volatility 98%, risk-free interest rate 2.25%, expected life 8.3 years, and no dividend yield.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following.

Non-management directors receive an annual retainer of C$24,000 for four quarterly meetings. Special or extraordinary meetings will result in an additional C$500 per meeting. Audit committee members receive an annual retainer of C$2,000 for four quarterly meetings. Special or extraordinary meetings will result in an additional C$500 per meeting. The audit committee chair receives an annual retainer of C$4,000 for four quarterly meetings. Special or extraordinary meetings will result in an additional C$500 per meeting.

The Company established as of May 28, 2010 when it received shareholder approval, a deferred share unit plan to permit directors who are not officers of the Company to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

Outstanding Option-Based Awards and Share-Based Awards – For the non-executive directors of the Company, no option-based or share-based awards were outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During The Year – For the non-executive directors of the Company, no option-based or share-based awards vested during the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $5,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company.  The premium payable by the Company for the period from October 25, 2010 to October 25, 2011 is $69,984.

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

Relevant Education and Experience

Kenneth Keirstead is educated in clinical biochemistry and business administration and has been a director of the Company since January 2006.  He has worked in the healthcare delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on healthcare and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the healthcare field, of which Mr. Keirstead is the founder.

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

Dr. Eldon Smith has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited, Aston Hill Financial Inc. and Resverlogix Corp.

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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2009 to November 30, 2010.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2010 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

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

(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2010	November 30, 2009	December 31, 2008
Research Employees	19	16	27
Administrative Employees	10	7	6

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory.

E.	Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of May 27, 2011.

Name	Position with the Company	Number of Shares Owned	Number of Stock Options Held(2)	Number of Currently Exercisable Options	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751 (1)	2,763,940 (1)	1,381,970	Nil	Nil
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751 (1)	2,763,940 (1)	1,381,970	Nil	Nil
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	Nil	Nil	Nil	Nil
Dr. Eldon R. Smith	Director of the Company	17,731	15,000	6,667	6,535	Nil

Kenneth Keirstead	Director of the Company	Nil	15,000	6,667	Nil	Nil
Bahadur Madhani	Director of the Company	3,007	15,000	6,667	Nil	Nil
Shameze Rampertab	Vice President Finance and Chief Financial Officer of the Company	Nil	60,000	15,000	Nil	Nil
Totals		6,129,047	2,868,940	1,416,971	6,535	Nil

Notes:

(1)	Held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B. For Non-Management Directors 10,000 options with an exercise price of C$2.88 expire October 22, 2019 and 5,000 options with an exercise price of C$2.88 expire November 30, 2015

As of May 27, 2011, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 6,129,047 common shares, representing approximately 39% of the issued common shares of the Company.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”).  Certain Named Executive Officers have been issued options under such plan.  The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers.

Employee Stock Option Plan

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

•
The board of directors of the Company may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:

•	not adversely alter or impair any option previously granted;

•	be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•	not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Option Plan or option would:

(i)	reduce the exercise price of a option held by an insider of the Company;

(ii)	extend the term of a option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

(iii)	increase the fixed maximum percentage of common shares issuable under the Option Plan; or

(iv)	amend the amendment provision of the Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required.

•	Amendments to the Option Plan not requiring shareholder approval may for example include, without limitation:

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

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 1,577,133 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at May 27, 2011. Of the options authorized for issuance under the Option Plan, a total of 365,681 are presently issued and outstanding, representing approximately 2% of the shares issued and outstanding as of May 27, 2011.

Restricted Share Unit Plan

The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates as of May 28, 2010, when the RSU Plan received shareholder approval.

The key features of the RSU Plan are as follows:

•
The stated purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and the designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of common shares by employees and officers of the Company, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and officers due to the opportunity offered to them to acquire a proprietary interest in the Company.

•
Employees and officers, including both full-time and part-time employees, of the Company and any designated affiliate of the Company, but not any directors of the Company, are eligible to participate under the RSU Plan. By the terms of the RSU Plan, Dr. Isa Odidi and Dr. Amina Odidi are specifically not eligible to participate.

•
The RSU Plan is administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the Plan.

•	The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to 330,000 common shares of the Company.

•
A separate notional account will be maintained for each participant under the RSU Plan. Each such account will be credited with RSUs awarded to the participant from time to time by way of a bookkeeping entry in the books of the Company. On the vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled.

•
At the time of the award of RSUs, the Board will determine in its sole discretion the vesting criteria (whether based on time or performance measures) applicable to the awarded RSUs. Unless otherwise determined by the Board at the time of the award, RSUs will vest in respect of 33 1/3 % of the common shares subject to the RSUs on the first day after each of the first three anniversaries of the award date of such RSU. Notwithstanding the foregoing, all vesting and issuances or payments, as applicable, will be completed no later than December 15 of the third calendar year commencing after an award date.

•
The RSU Plan provides that any unvested RSUs will vest at such time as determined by the Board in its sole discretion such that participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Company or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.

•
Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

•
If an “event of termination” has occurred, any and all common shares corresponding to any vested RSUs in a participant’s account, if any, will be issued as soon as practicable after the event of termination to the former participant. If an event of termination has occurred, any unvested RSUs in the participant’s account will, unless otherwise determined by the Board in its discretion, forthwith and automatically be forfeited by the participant and cancelled. Notwithstanding the foregoing, if a participant is terminated for just cause, each unvested RSU in the participant’s account will be forfeited by the participant and cancelled. An “event of termination” is defined under the RSU Plan as an event whereby a participant ceases to be eligible under the RSU Plan and is deemed to have occurred by the giving of any notice of termination of employment (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment for any reason whatsoever, including disability or death.

•
No rights under the RSU Plan and no RSUs awarded pursuant to the provisions of the RSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:

•	not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange;

•	be subject to shareholder approval in accordance with the rules of the Toronto Stock Exchange in circumstances where the amendment, modification or change to the RSU Plan or RSUs would:

(i)
allow for the assignment or transfer of any right under the RSU Plan or a RSU awarded pursuant to the provisions of the Plan other than as provided for under the assignability provisions in the RSU Plan;

(ii)	increase the fixed maximum number of common shares which may be issued pursuant to the RSU Plan; or

(iii)	amend the amendment provisions of the RSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the RSU Plan or RSU would:

(v)
be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(iv)	alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;

(v)	change any termination provision in any RSU;

(vi)
introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such participants;

(vii)	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;

(viii)	change the application of the adjustment provisions of the RSU Plan or the change of control provisions of the RSU Plan; or

(ix)	change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 330,000 common shares that are currently authorized under the RSU Plan represent approximately 2.1% of the Company’s common shares issued and outstanding as at May 27, 2011.

Deferred Share Unit Plan

The Company established as of May 28, 2010 when it received shareholder approval, a deferred share unit plan (the “DSU Plan”) to permit directors who are not officers of the Company, to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

The key features of the DSU Plan are as follows:

•
The DSU Plan is administered by the Board or a committee thereof. Members of the Board who are not salaried officers or employees of the Company or a related corporation are eligible to participate under the DSU Plan. By the terms of the DSU Plan, Dr. Isa Odidi and Dr. Amina Odidi are specifically not eligible to participate.

•
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 1% of the total number of issued and outstanding Common Shares as of the date hereof.

•
Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the Toronto Stock Exchange) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the Toronto Stock Exchange) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant’s account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the Toronto Stock Exchange) for the last five trading days prior to such day.

•
A participant is permitted to redeem his/her DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Company will issue to the participant common shares of the Company equal to the number of DSUs to be redeemed.

•
A separate notional account is maintained for each participant under the DSU Plan. Each such account will be credited with DSUs issued to the participant from time to time by way of a bookkeeping entry in the books of the Company. The DSUs credited to the participant’s account will be cancelled as of the applicable redemption date and following redemption of all DSUs credited to the participant’s account, such participant’s account will be closed.

•
No rights under the DSU Plan and no DSUs credited pursuant to the provisions of the DSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:

•
not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan; be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; be subject to shareholder approval in accordance with the rules of the Toronto Stock Exchange in circumstances where the amendment, modification or change to the DSU Plan or DSU would:

(i)
allow for the assignment or transfer of any right under the DSU Plan or a DSU credited pursuant to the provisions of the Plan other than as provided for under the assignability provisions in the DSU Plan;

(vi)	increase the fixed maximum number of common shares which may be issued pursuant to the DSU Plan; or

(vii)	amend the amendment provisions of the DSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:

(i)
be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(viii)
introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such participants;

(ix)	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;

(x)	change the application of the adjustment provisions of the DSU Plan; or

(xi)	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized under the DSU Plan represent approximately 0.7% of the Company’s common shares issued and outstanding as at May 27, 2011. The total of 5,041 DSUs that have been authorized for issuance for the period ending November 30, 2010 represent common share rights that comprise less than 0.04% of the shares issued and outstanding as at May 27, 2011. As at May 27, 2011, 6,535 DSUs have been issued under the DSU Plan.

Item 7.                      Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our February 1, 2011 private placement offering created a significant change in the percentage ownership of our principal shareholder, Odidi Holdings Inc., a private company controlled by Drs. Isa and Amina Odidi. Odidi Holdings Inc. owns 5,997,751 common shares representing a decrease to approximately 38.03% of our issued and outstanding common shares of the Company subsequent to the offering.  As a result of the offering, Hambrecht and Quest Capital Management LLC we believe beneficially owns 1,560,000 common shares representing 9.89% of the issued and outstanding common shares of the Company. As part of the offering and open market purchases, Broadfin Capital, LLC we believe beneficially owns 809,351 common shares representing 5.13% of the issued and outstanding common shares of the Company. There has been no other significant change in the percentage ownership of common shares in the Company during the past three years involving any party owning more than 5% of our common shares. To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

Certain directors and senior officers of the Company had interests in the IPC Arrangement Agreement that was completed on October 22, 2009 (as described in Item 4.A) that are different from the interests of the Company’s shareholders generally. Specifically, the Company entered into the amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by Intellipharmaceutics Corp. to Dr. Isa Odidi and Dr. Amina Odidi for advances that may be made by them from time to time to the Company (the “Shareholder Loan”). In the year ended November 30, 2010, C$800,000 of the principal amount owing pursuant to the Shareholder Loan was repaid to Dr. Isa Odidi and Dr. Amina Odidi pursuant to the terms and conditions of the IPC Arrangement Agreement.  Subsequent to November 30, 2010, an additional repayment of C$350,000 for interest and principal to the Shareholder Loan was paid from tax credits received.

Since the beginning of the Company’s preceding three financial years to the date hereof, other than discussed above in this item 7, there have been no transactions or proposed transactions which are material to the Company or to any associate, holder of 10% of the Company’s outstanding shares, director or officer or any transactions that are unusual in their nature or conditions to which the Company or any of its subsidiaries was a party.

Item 8.                      Financial Information

A.	Consolidated Statements and Other Financial Information

Reference is made to “Item 18. Financial Statements” for the financial statements included in this annual report.

Legal Proceedings and Regulatory Actions

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2010, there was no pending litigation or threatened claim outstanding other than the one described in the following paragraphs.

Wyeth LLC (“Wyeth”), a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules.  Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about September 20, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010, both parties began and continue to explore other alternatives. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. The Company believes there is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

On or about March 25, 2011, Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30mg Focalin XR®. In view of the previous settlement related to the four dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30mg Focalin XR® does not in any event infringe the patents in issue.

On or about May 23, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

Other than as disclosed above, there are no material outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.

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

Item 9.                      Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

Our common shares are currently listed on the NASDAQ Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (the “TSX”) under the symbols “IPCI” and “I”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low closing prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (US$)		TSX (C$)
	High	Low	High	Low
Annual
2010	5.05	1.41	5.36	1.50
2009 (partial)	5.00	1.40	6.10	1.52

Quarterly
2010
Fourth quarter	3.26	2.11	3.35	2.20
Third quarter	3.30	2.05	3.39	2.15
Second quarter	5.05	1.45	5.36	1.50
First quarter	2.63	1.41	2.66	1.50

2009
Fourth quarter (partial)	5.00	1.40	6.10	1.52

Most recent 6 months
April 2011	4.98	2.87	4.75	2.76
March 2011	4.50	2.88	4.40	2.83
February 2011	5.00	3.65	4.95	3.59
January 2011	6.12	2.69	6.05	2.71
December 2010	2.97	2.30	2.89	2.41
November 2010	3.20	2.45	3.20	2.57

Item 10.                     Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2010, 10,907,054 common shares and no preference shares were issued and outstanding. As at May 27, 2011, 15,771,329 common shares and no preference shares were issued and outstanding.

The reason for the increase in common shares issued was that on February 1, 2011, we completed a private offering of investment Units for gross proceeds of $12,000,000 (the “Financing”), each Unit consisting of one common share, a five-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share (“Class A Warrants”) and a two-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share (“Class B Warrants”).  Pursuant to the Securities Purchase Agreements, we issued to the investors a total of 4,800,000 common shares, Class A Warrants to purchase an aggregate of 2,400,000 common shares of the Company, and Class B Warrants to purchase an aggregate of 2,400,000 common shares of the Company.

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

Warrants

At November 30, 2010, there were 357,237 common shares issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $63.09 per common share.

As of May 27, 2011, there were 5,148,236 common shares issuable upon the exercise of outstanding common share purchase warrants, including the Class A and Class B warrants, with a weighted average exercise price of $6.63 per common share.

Options

At November 30, 2010, there were 3,038,698 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $5.53 per common share. As at November 30, 2011, up to 935,926 additional common shares were reserved for issuance under our Option Plan.

As of May 27, 2011, there were 3,129,620 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $5.38 per common share. As at May 27, 2011, up to 1,211,452 additional common shares were reserved for issuance under our Option Plan.

Deferred Share Units

At November 30, 2010, there were 5,041 DSUs issued to one non-management director.  From November 30, 2010 to the date of this annual report, an additional 1,494 DSUs have been issued to one non-management director.

Registration Rights

The issuance of the Units to the investors in the February Financing was exempt from registration under the Securities Act of 1933, as amended pursuant to Regulation D and Section 4(2) and/or Regulation S thereof and such other available exemptions. As such, the common shares, the warrants, and the common shares underlying the warrants may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

In connection with the February Financing, we agreed to file a registration statement on Form F-3 within 40 days after the closing and use our best efforts to have it declared effective within 150 days after the closing to register (i) 100% of the common shares issued in the Financing; and (ii) 100% of the common shares underlying the investor warrants issued in the Financing (collectively, the “Registrable Securities”).

The registration statement was declared effective as of March 30, 2011.  If  (i) the Registration Statement ceases to be continuously effective for more than twenty consecutive calendar days or more than an aggregate of thirty calendar days during any consecutive 12-month period, or (ii) at a time in which the Registrable Securities cannot be sold under the Registration Statement, the Company shall fail for any reason to satisfy the current public information requirement under Rule 144 as to the applicable Registrable Securities,  the Company shall pay to the investors, on a pro rata basis, partial liquidated damages of one percent (1%) of the aggregate purchase price paid by each investor on the occurrence of an event listed above and for each calendar month (pro rata for any period less than a calendar month) from an event, until cured.

The securities shall cease to be Registrable Securities for so long as they (i) have been sold (A) pursuant to a registration statement; or (B) in accordance with Rule 144 or any other rule of similar effect; or (ii) such securities become eligible for resale without volume or manner-of-sale restrictions, and when either the Company is compliant with any current public information requirements pursuant to Rule 144 or the current public information requirements no longer apply.

Prior Sales

During the financial year ended November 30, 2010, the Company issued no securities.

On February 1, 2011, the Company completed a private offering of 4,800,000 units for gross proceeds of $12,000,000.  Each unit consisted of one common share, a five year warrant to purchase one half of common share at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of common share at an exercise price of $2.50. In conjunction with the private placement, the Company issued 96,000 placement agent warrants with a term of three years and an exercise price of $3.125.

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

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding this annual report, are:

•	the IPC Arrangement Agreement (described above in Item 4.A);

•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions;

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

We believe that we were not a PFIC during our 2010 taxable year and expect that we will not be a PFIC during our 2011 taxable year.

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

U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE U.S. TAX CONSEQUENCES.

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

The “No Election” Alternative -Taxation of Excess Distributions

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

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes).  Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations.  Any amounts treated as dividends paid by a PFIC do not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum U.S federal income tax rate of 15% currently in effect applicable to individuals who receive such income.  Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.  It is possible that any such gain might be treated as an excess distribution.

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

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock of any of our subsidiaries in the event that any of our subsidiaries were a considered PFIC. Accordingly, if Intellipharmaceutics and any of our subsidiaries were both considered PFIC’s, and a U.S. Holder made a  Mark-to-Market Election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned any of our subsidiaries stock.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to U.S. Holders other than certain exempt recipients (such as corporations).  A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.  Under recently enacted legislation, unless otherwise provided by the IRS, if Intellipharmaceutics is a PFIC, a U.S. Holder will generally be required to file an informational return annually to report its ownership interest in the Company.

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

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities located at 100 F Street, N.E. in Washington D.C. The SEC also maintains a website at http://www.sec.gov that contains certain reports and other information that we file electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-

swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.           Subsidiary Information

See Item 4.C of this annual report.

Item 11.                     Qualitative and Quantitative Disclosures about Market Risk

Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, due to related parties and capital lease obligations due to the short-term nature of these balances.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2010	November 30, 2009
	$	$
Total accounts receivable	1,619	5,427
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Not past due	536	521
Past due for more than 31 days but no more than 60 days	539	3,589
Past due for more than 61 days but no more than 90 days	544	-
Past due for more than 91 days but no more than 120 days	-	-
Past due for more than 120 days	-	1,317
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10%, respectively, of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009. In fiscal 2008, one customer accounted for 98% of net revenue of the Company and three customers accounted for 52%, 31% and 11%, respectively, of accounts receivable at December 31, 2008.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2010		November 30, 2009
	USD Total	Canadian	USD Total	Canadian
FX rates used to translate to USD	1.00	1.0266	1.00	1.0266
	$	$	$	$
Assets
Cash	386,038	396,306	8,014,492	8,460,098
Accounts receivable	-	-	5,427	5,729
Investment tax credits	814,059	835,713	1,840,044	1,942,350
	1,200,097	1,232,019	9,859,963	10,408,177
Liabilities
Accounts payable	378,660	388,732	1,323,368	1,396,948
Accrued liabilities	301,776	309,803	540,604	570,662
Employee cost payable	103,006	105,746	501,114	528,976
Capital lease	13,229	13,582	48,457	51,151
Due to related party	1,635,842	1,679,355	2,360,181	2,491,407
	2,432,513	2,497,218	4,773,724	5,039,144
Net exposure	(1,232,416)	(1,265,199)	5,086,239	5,369,033

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2010:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	612,957	-	-	-	-
Accrued liabilities	321,030	-	-	-	-
Employee cost payable	575,625	-	-	-	-
Lease obligations	6,622	2,776	2,853	978	-
Due to related party	1,635,842	-	-	-	-
	3,152,076	2,776	2,853	978	-

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2010 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12.                      Description of Securities Other than Equity Securities.

Not applicable.

PART II.

Item 13.                      Defaults, Dividend Arrearages and Delinquencies

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

Item 15.                      Controls and Procedures

Internal Control Over Financial Reporting

The management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2010. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of November 30, 2010.

Changes In Internal Control Over Financial Reporting

There were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as Intellipharmaceutics’ functions, controls and financial processes; no other significant business processes were implemented; and no consultants assisting management in the assessment and documentation of internal controls were engaged.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2010. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2010.

Attestation of Internal Control Over Financial Reporting

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management's report is not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002.

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

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented. It may be viewed on our website at www.intellipharmaceutics.com.  During the year ended November 30, 2010, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The aggregate amounts billed by our auditors to us for the year ended November 30, 2010 and the eleven month period ended November 30, 2009 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended November 30, 2010	Eleven Months Ended November 30, 2009
Audit Fees (1)	C$120,000	C$115,000
Audit-Related Fees (2)	45,000	205,770
Tax Fees (3)	33,600	23,250
All Other Fees (4)	25,150	9,664

Total Fees	C$223,750	C$C353,684

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.

(2)
Audit-related fees consist of quarterly reviews of interim financial statements, auditor involvement in the Form 20-F, and auditor involvement with the joint management information circular for the IPC Arrangement Agreement completed during 2009.

(3)	Tax fees consist of fees for tax consultation and tax compliance services for the Company and its subsidiaries.
(4)	All other fees consists of fees related to SOX compliance service for the Company

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year although shares were received by affiliated purchasers in connection with the IPC Arrangement Agreement (see Item 4.1).

Item 16F.	Changes in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance.

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

Shareholder Approval in Connection with Certain Transactions:  NASDAQ’s Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including: (i)  a transaction other than a public offering involving the sale under certain circumstances of 20% or more of the issuer’s common shares outstanding prior to the transaction at a price less than the greater of book value or market value, (ii) the acquisition of the stock or assets of another company; (iii) equity-based compensation of officers, directors, employees or consultants and (iv) a change of control. Under the exemption available to foreign private issuers under NASDAQ Rule 5615(a)(3), the Company does not follow NASDAQ Rule 5635. Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Independence of the Majority of the Board of Directors; Independent Director Oversight of Executive Compensation and Board Nominations:  NASDAQ’s Rule 5605(b)(1) requires that the Board of Directors be comprised of a majority of independent directors, as defined in Rule 5605(a)(2). NASDAQ’s Rule 5605(b)(2) requires the independent members of the Board to regularly hold executive sessions where only those directors are present. Moreover, NASDAQ’s Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the Board. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company does not follow NASDAQ Rules 5605(b)(1), 5605(d) or 5605(e). Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Disclosure of Waivers of Code of Business Conduct and Ethics:  Domestic U.S. NASDAQ listed companies are required under NASDAQ Rule 5610 to disclose any waivers of their codes of conduct  for directors or executive officers in a Form 8-K within four business days. As a foreign private issuer we are required to disclose any such waivers either in a Form 6-K or in the  Company’s next Form 20-F or 40-F.

PART III.

Item 17                      Financial Statements

See Item 18 below.

Item 18                      Financial Statements

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2010 and 2009, and December 31, 2008

Intellipharmaceutics International Inc.
November 30, 2010 and 2009, and December 31, 2008

Deloitte & Touche LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) as at November 30, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for the year ended November 30, 2010, the 11 month period ended November 30, 2009 and the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements presently fairly, in all material respects, the financial position of the Company as at November 30, 2010 and 2009, and the results of its operations and its cash flows for the year ended November 30, 2010, the 11 month period ended November 30, 2009 and the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 28, 2011
Toronto, Canada

Intellipharmaceutics International Inc.
Consolidated balance sheets
as at November 30, 2010 and 2009
(Stated in U.S. dollars)
	2010	2009
	(Notes 1 and 2)
	$	$

Assets
Current
Cash	789,136	8,014,492
Accounts receivable	1,619	5,427
Investment tax credits	1,184,345	1,840,044
Prepaid expenses, sundry and other assets	142,379	175,248
	2,117,479	10,035,211

Deferred offering cost (Note 21)	224,673	-
Property and equipment, net (Note 5)	925,554	1,046,121
	3,267,706	11,081,332

Liabilities
Current
Accounts payable	612,957	1,323,368
Accrued liabilities (Note 6)	321,030	540,604
Employee cost payable (Note 8)	575,625	501,114
Current portion of capital lease obligations (Note 9)	13,230	35,595
Due to related parties (Note 7)	1,635,842	2,360,181
	3,158,684	4,760,862

Warrant liability (Note 14)	7,161	226,268
Capital lease obligations	-	12,862
Deferred revenue (Note 19)	8,905	1,449,326
	3,174,750	6,449,318

Shareholders' equity
Capital stock (Note 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,054 common shares	16,969	16,969
(2009 - 10,907,054)
Additional paid-in capital	19,369,005	18,263,340
Accumulated other comprehensive loss	(225,476)	(341,844)
Deficit	(19,067,542)	(13,306,451)
	92,956	4,632,014
Contingencies (Note 16)
	3,267,706	11,081,332

On behalf of the Board:

__________________________________	__________________________________
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompnaying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars)
	2010	2009	2008
	(12 Months)	(11 Months)	(12 Months)
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
	$	$	$

Revenue
Research and development (Note 19)	1,459,385	630,179	733,653
Other services	-	-	544,051
	1,459,385	630,179	1,277,704

Expenses
Cost of revenue	-	382,597	1,885,790
Research and development	4,533,310	1,554,859	419,187
Selling, general and administrative	2,699,204	975,197	1,365,461
Depreciation	242,778	344,768	574,851
Write-down of long-lived assets	36,481	-	-
	7,511,773	3,257,421	4,245,289

Loss before the undernoted	(6,052,388)	(2,627,242)	(2,967,585)
Fair value adjustment of warrants	223,782	286,983	-
Net foreign exchange gain (loss)	138,949	587,642	(817,407)
Interest income	27,001	1,822	95,282
Interest expense	(98,435)	(87,940)	(75,464)
Loss	(5,761,091)	(1,838,735)	(3,765,174)
Other comprehensive (loss) income
Foreign exchange translation adjustment	116,368	(727,491)	417,743
Comprehensive loss	(5,644,723)	(2,566,226)	(3,347,431)

Loss per common share, basic and diluted	(0.53)	(0.19)	(0.40)

Weighted average number of common
shares outstanding, basic and diluted	10,907,054	9,512,131	9,327,716

See accompnaying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars - Notes 1 and 2)
						Accumulated		Total
					Additional	other		shareholders'
	Special voting shares		Common shares		paid-in	comprehensive		equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$
Balance, December 31, 2007	5,997,751	10,850	3,329,965	6,024	10,039,320	(32,096)	(7,702,542)	2,321,556
Other comprehensive income	-	-	-	-	-	417,743	-	417,743
Stock-based compensation (net of tax - $Nil)	-	-	-	-	442,800	-	-	442,800
Loss	-	-	-	-	-	-	(3,765,174)	(3,765,174)
	-	-	-	-	442,800	417,743	(3,765,174)	(2,904,631)

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Shares issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with
acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed
on acquisition (Note 4)	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $Nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014
Adjustment for rounding of shares
exchanged under the transaction
described in Note 1	-	-	(3)	-	-	-	-	-
	-	-	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost	-	-	-	-	68,328	-	-	68,328
Granting of Stock options to broker (Note 11)	-	-	-	-	13,711	-	-	13,711
Granting of Stock options to employees (Note 11)	-	-	-	-	964,016	-	-	964,016
Granting of Stock options to non-management
board memebers (Note 11)					59,610			59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	-	-	116,368	-	116,368
Loss	-	-	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)
Balance, November 30, 2010	-	-	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956

See accompnaying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars - Notes 1 and 2)
	2010	2009	2008
	(12 months)	(11 months)	(12 months)
	$	$	$

Loss	(5,761,091)	(1,838,735)	(3,765,174)
Items not affecting cash
Depreciation	242,778	344,768	574,851
Stock-based compensation (Note 11)	1,023,626	18,529	442,800
Deferred share units (Note 12)	12,426	-	-
Interest accrual	95,113	82,381	-
Investment tax credit written off (Note 20)	26,832	-	-
Fair value adjustment of warrants	(223,783)	(286,983)	-
Write-down of long-lived assets	36,481	-	-
Unrealized foreign exchange loss (gain)	195,362	(669,379)	662,766
Change in non-cash operating assets and liabilities
Accounts receivable	3,808	12,042	454,638
Investment tax credits	675,461	(411,228)	130,595
Prepaid expenses and sundry assets	36,776	43,969	(37,946)
Accounts payable and accrued liabilities	(1,117,563)	(1,631,804)	277,336
Deferred revenue	(1,440,421)	(521,543)	(475,593)
Cash flows used in operating activities	(6,194,195)	(4,857,983)	(1,735,727)

Financing activities
Payments to due to related parties	(860,703)	-	(316,392)
Receipts from due to related parties	-	1,164,367	-
Repayment of capital lease obligations	(36,317)	(31,363)	(38,405)
Deferred offering cost	(9,981)	-	-
Share issuance costs	-	(334,508)	-
Cash flows from (used) in financing activities	(907,001)	798,496	(354,797)

Investing activities
Purchase of property and equipment	(133,878)	(93,412)	(91,542)
Cash received on acquisition of Vasogen (Note 4)	-	11,334,855	-
Cash flows from (used) in investing activities	(133,878)	11,241,443	(91,542)

Effect of foreign exchange gain (loss) on
cash held in foreign currency	9,718	(69,677)	(118,015)

(Decrease) increase in cash	(7,225,356)	7,112,279	(2,300,081)
Cash, beginning of period	8,014,492	902,213	3,202,294
Cash, end of period	789,136	8,014,492	902,213

Supplemental cash flow information
Interest paid	104,943	-	141,822
Taxes paid	-	-	-

See accompnaying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

1.      Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd.”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received. The arrangement resulted in IPC Ltd. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ. As a result of the arrangement transaction, IPC Ltd. shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009. All comparable information for the 2008 year end is that of the predecessor company IPC Ltd. which had a December 31 year end. Accordingly, the Company’s consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows have been presented for the year ended November 30, 2010 with the comparative eleven month period November 30, 2009 and year ended December 31, 2008.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled release and targeted release oral, solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $19,067,542 as at November 30, 2010 (November 30, 2009 - $13,306,451). Previously, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis.

Subsequent to November 30, 2010, the Company completed a financing for approximately $12,000,000 as described in Note 21.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd., as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Under accounting principles generally accepted in the United States of America (GAAP), this transaction is considered to be a continuity of interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital, as described in Note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

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

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits: accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies

(a)	Investment tax credits

The investment tax credits ("ITC") receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2010. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

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

Assets	Basis	Rate
Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

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

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. The warrants are presented as a liability because they do not meet the criteria of ASC topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

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

For contracts that have been put on hold, the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned, the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible, Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

Pursuant to the guidance in ASC topic 605, the Company analyzes whether to categorize reimbursed expenses from customers as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the ASC topic noted above.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Other services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under ASC topic 605. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees' sales of the Company's products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectability is reasonably assured. To date, the Company has not yet recognized any royalty revenue.

(f)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

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

The Company adopted ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC topic 740-10, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(h)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock. Share issue costs incurred in respect of issuing capital stock subsequent to the period have been deferred and are recorded as a deferred offering cost.

(i)	Translation of foreign currencies

The financial statements of Intellipharmaceutics International Inc. are measured using the Canadian dollar as the functional currency. The Company's reporting currency is the U.S. dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in the statement of operations.

(j)	Stock-based compensation

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(k)	Loss per share

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shares' shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 1,687,914, 828,341, and 312,652 common shares of the Company during fiscal 2010, 2009, and 2008, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the year ended November 30, 2010, eleven month period ended November 30, 2009 and the year ended December 31, 2008 as the effect would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(l)	Comprehensive (loss) income

The Company follows ASC topic 810-10. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive (loss) income is net (loss) income plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive (loss) income items.

(m)	Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of ASC topic 820 for financial assets and liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(n)	Future accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2010 financial statements.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(n)	Future accounting pronouncements (continued)

On April 29, 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2010 financial statements.

4.	Acquisition

As disclosed in Note 1, in October 2009 the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen. As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximates fair value. The excess of Vasogen assets acquired over liabilities assumed on the acquisition is recorded as a credit to the additional paid in capital of the Company as follows:

$
Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable and accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

5.	Property and equipment

	November 30, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

	November 30, 2009
		Accumulated	Carrying
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,929,392	1,031,075	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under capital lease	61,712	22,868	38,844
Computer under capital lease	76,920	37,387	39,533
	3,215,703	2,169,582	1,046,121

Depreciation for the year ended November 30, 2010 was $242,778 (November 30, 2009 - $344,768; December 31, 2008 - $574,851).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2010, the Company recorded a write-down of long-lived assets of $36,481 (2009 – $Nil).

6.	Accrued liabilities

	November 30,	November 30,
	2010	2009
	$	$

Professional fees	242,107	482,624
Other	78,923	57,980
	321,030	540,604

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

7.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2010	2009
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(2010 - Cdn $1,651,188; 2009 - Cdn $2,463,240)	1,608,405	2,333,498
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2010 - Cdn $28,167; 2009 - Cdn $28,167)	27,437	26,683
	1,635,842	2,360,181

Interest expense on the promissory note payable to related parties for the year ended November 30, 2010 is $94,055 (November 30, 2009 (11 months) - $85,113; December 31, 2008 - $65,750) and has been included in the consolidated statement of operations.

(i)
As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering described in Note 21, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2010 Cdn $800,000 (US $755,760) and an interest payment of Cdn $110,452 ($104,943) of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

8.	Employee costs payable

As at November 30, 2010, the Company had $472,619 (November 30, 2009 - $462,986) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $103,006 (November 30, 2009 - $38,128) for other amounts payable to certain employees.

9.	Lease obligations

The Company leases various computers and equipment under capital leases. Future minimum lease payments under these leases expiring in 2011 are as follows:

$

Balance	13,750
Less: amounts representing interest at 11%	(520)
Balance, current portion	13,230

The Company is currently in discussion for the extension of the lease for its premises.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2010 and November 30, 2009 the Company has 10,907,054 common shares issued and outstanding, respectively, and no preference shares issued and outstanding. The previously reported 10,907,057 issued and outstanding shares have been adjusted for a rounding adjustment.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 55% of IPC.

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

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the year ended November 30, 2010. In addition as described in Note 10, the Company issued an additional 32,722 broker options related to this transaction. The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

As described in Note 2(a) the comparative share information have been amended to give effect of the transaction described in Note 1.

(b)
As a result of the transactions, as described in Note 1, effective October 22, 2009 former shareholders of IPC Ltd. owned approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen owned approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. shareholder received 0.065963061 common shares of IPC, and each former equity shareholder of IPC Ltd. and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(b)	(continued)

As at December 31, 2008, IPC Ltd. had 3,329,965 common shares issued and outstanding (6,023,944 prior to exchange as described above). In connection with the October 2009 transaction IPC Ltd. issued an additional 52,356 common shares to a broker before all of the common shares outstanding of IPC Ltd. were converted to common shares in the Company. As a result of the transactions, as described in Note 1, effective October 22, 2009 these shares were cancelled and the holders of these shares received shares in the Company.

As at December 31, 2008, IPC Ltd. had 5,997,751 Special Voting Shares issued and outstanding (10,850,000 prior to exchange as described above). The Special Voting Shares outstanding in IPC Ltd. gave their holders voting rights on a one vote per share basis. The Special Voting Shares had no right to dividends or distributions from IPC Ltd. and had no equity interest in IPC Ltd. These Special Voting Shares were all owned by a company controlled by two officers and directors of the Company ("Odidi Holdco"). As a result of the transactions, as described in Note 1, effective October 22, 2009 these non-equity shares were cancelled and the holders of these shares received no shares in the Company. As a result of the transactions described in Note 1 effective October 22, 2009 the 5,997,751 (10,850,000 prior to exchange described above) equity shares owned by Odidi Holdco, were exchanged for common shares in the Company.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the “Employee Stock Option Plan”). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at November 30, 2010. As at November 30, 2010, 154,780 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2010, there were 935,926 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at November 30, 2010 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were still outstanding as at November 30, 2010. The fair value of these broker options $161,833 were recorded as a charge to additional paid in capital and a charge to share issuance costs in additional paid in capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The weighted average fair value of employee stock options granted in 2010 and the fair value of broker options granted in 2010 and 2009 was estimated using the following assumptions.

	Broker options		Employee stock options

	2010	2009	2010	2009

Volatility	142.3%	142.3%	90.4%	-
Risk-free interest rate	1.5%	1.5%	3.38%	-
Expected life (in years)	0.33	1	6.49	-
Dividend yield	-	-	-	-
The weighted average grant date
fair value per options granted	$1.46	$1.85	$2.03	-

Details of stock option transactions are as follows:

	November 30, 2010			November 30, 2009			December 31, 2008
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$

Outstanding,
beginning of
period,	2,939,188	6.48	3.46	2,800,199	3.64	1.59	2,837,970	3.65	1.59
Granted	152,722	3.36	1.59	87,256	6.26	1.85	-	-	-
Vasogen options
exchanged for
IPC options	-	-	-	72,386	116.40	78.82	-	-	-
Forfeiture	(25,000)	-	-	-	-	-	-	-	-
Expired	(28,212)	51.47	25.29	(20,653)	5.90	1.80	(37,771)	5.83	0.85
Balance at
end of period	3,038,698	5.53	2.87	2,939,188	6.48	3.46	2,800,199	3.64	1.59

Options
exercisable,
end of year	1,328,667	8.00	4.45	451,642	22.22	13.67	312,652	3.80	1.57

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

As of November 30, 2010, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	due	Number	price per	date
	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$		$	$

Under 10.00	2,994,340	3.63	3.6	1.57	1,284,309	3.83	1.57
10.00 - 100.00	36,065	39.52	6.8	31.02	36,065	39.52	31.02
300.00 - 500.00	4,070	331.92	5.2	224.06	4,070	331.92	224.06
500.00 - 1,000.00	4,190	705.65	2.3	435.50	4,190	705.65	435.50
1,000 - 1,500.00	33	1,149.13	3.4	709.18	33	1,149.13	709.18
	3,038,698	5.53			1,328,667	8.00

Total unrecognized compensation cost relating to the unvested performance based stock options at November 30, 2010 is approximately $2,656,800 (November 30, 2009 - $3,542,400). A total of 2,763,940 performance-based stock options granted to date will vest upon the achievement of certain performance conditions. During the year ended November 30, 2010, the Company had a second Abbreviated new Drug Application (“ANDA”) filing accepted by the U.S. Food and Drug Administration (“FDA”) to satisfy the actual performance condition of these options. Furthermore, a performance condition was met as the FDA accepted the two ANDAs for certain drugs, resulting in the vesting of 552,788 performance-based stock options.  Accordingly the Company recorded an additional stock-based compensation expense of $885,600. As at November 30, 2010, 1,658,364 performance-based stock options remain unvested. No other compensation cost has been recognized for the remaining unvested performance based options. If all performance conditions are achieved prior to the expiry of the term of these options in 2014, an additional stock-based compensation expense of approximately $2,656,800 will be recognized.

No options were exercised in the year ended November 30, 2010 the eleven month period ended November 30, 2009, and the year ended December 31, 2008.

During the year ended November 30, 2010 the Company granted 120,000 stock options to employees. In addition, during the year ended November 30, 2010 the Company issued 32,722 broker options to purchase common shares of IPC, in connection with the October 2009 transaction. In fiscal 2009 the Company recorded a stock-based compensation expense of $18,529 related to 12,500 stock options. This accrued amount was recognized in additional paid in capital upon issuance of these options during the year ended November 30, 2010.

 In fiscal 2010, the Company recorded $13,711 as a charge to additional paid in capital and a charge to share issuance costs in additional paid in capital,and expensed a stock-based compensation expense of $78,416 related to 45,138 stock options issued under its employee stock option plan. In addition, in accordance with ASC topic 718-10, the Company has recorded a stock-based compensation of $59,610 related to 45,000 stock options issuable to non-management board members in accordance with the board approved remuneration plan. The fair value of these options has been estimated as at November 30, 2010 using the Black-Scholes Options Pricing Model, using  volatility of 98%, risk free interest rate of 2.25%, expected life of 8.3 years, dividend yield of Nil.

The Company's total stock-based compensation for the year ended November 30, 2010 and 2009 and year ended December 31, 2008 was $1,023,626, $18,529, $442,800 respectively.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

The Company recorded stock-based compensation relating to option grants amounting to $137,573 recorded in selling, general and administration for the year ended November 30, 2010 and $18,529 for the eleven month period ended November 30, 2009, and $Nil for the year ended December 31, 2008.

The Company recorded stock-based compensation expense relating to option grants amounting $885,600 recorded in research and development expenses for the year ended November 30, 2010, 2009 - $Nil, and $442,800 in the year ended December 31, 2008.

The Company has estimated its stock option forfeitures to be $Nil at November 30, 2010.

12.	Deferred share units

Effective May 28, 2010, the Company shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine. During the year ended November 30, 2010, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU plan.  Accordingly, the Company has recorded an accrual of $12,426 for 5,041 DSUs that will be issued.  The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

13.	Restricted share units

Effective May 28, 2010, the Company shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. A RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

14.	Warrants

Under GAAP, these warrants are considered to be a liability as they are indexed to both the fair value of the Company’s stock and foreign exchange rates. Any changes in the fair value of warrants are recorded on the statement of operations in the period of change.

The following table provides information on the 357,237 warrants outstanding and exercisable as of November 30, 2010:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
$

95.51	113,962	November 14, 2011	113,962
47.91	243,275	May 24, 2012	243,275
	357,237		357,237

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

14.	Warrants (continued)

Details of warrant transactions are as follows:

November 30,
2010

Outstanding in beginning of year	376,699
Expired	(19,462)
357,237

The fair value of the warrants outstanding at November 30, 2010 using the Black-Scholes Options Pricing Model was estimated to be $7,161 (November 30, 2009 - $226,268), using the following assumptions as of November 30, 2010:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	100.7	1.57	1.0 yrs
243,275	-	97.1	1.57	1.5 yrs

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	December 31,
	2010	2009	2008
	%	%	%

Statutory income tax rate	31	33	35

	$	$	$

Statutory income tax recovery	(1,785,938)	(606,782)	(1,317,811)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	323,643	(30,210)	244,412
Change in valuation allowance	1,782,583	1,177,092	653,572
Change in substantively enacted
rates, other changes in tax rates
applied, changes in foreign
exchange rates and other	(320,288)	(540,100)	419,827
	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

15.	Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	December 31,
	2010	2009	2008
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	2,813,049	2,343,338	1,533,384
Book and tax basis differences
on assets and liabilities	632,422	628,859	141,252
Other	10,380	21,060	63,694
Ontario harmonization tax credit	431,601	-	-
Investment tax credit	740,213	-	-
Undeducted research and
development expenditures	1,220,998	1,072,822	1,150,657
	5,848,663	4,066,079	2,888,987
Valuation allowances for
deferred tax assets	(5,848,663)	(4,066,079)	(2,888,987)
Net deferred tax assets	-	-	-

At November 30, 2010, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2013	1,729,906
2014	2,203,290
2025	531,182
2026	-
2027	1,419,956
2028	1,454,297
2030	3,720,421
11,059,052

United States Federal income tax losses expiring
in the year ended November 30,
$

2024	86,864
2025	16,234
2026	34,523
137,621

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

15.	Income taxes (continued)

At November 30, 2010 the Company had a cumulative carry-forward pool of SR&ED expenditures in the amount of approximately $5,518,500 Federal, which can be carried forward indefinitely.

At November 30, 2010, the Company had approximately $431,600 of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2010, the Company had approximately $740,200 (November 30, 2009 - 239,000; December 31, 2008 - $163,800) of unclaimed ITCs which expire from 2025 to 2030. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of November 30, 2010, November 30, 2009 and December 31, 2008.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2004 to 2010 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2010, 2009 and 2008 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2010 and 2009.

The Company had no unrecognized tax benefits in 2010, 2009 and 2008, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

	2010	2009	2008
	$	$	$

Unrecognized tax benefit - beginning	-	-	-
Adjustment	-	-	-
Unrecognized tax benefit - ending	-	-	-

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2010, there were no pending litigation or threatened claims outstanding other than the one described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules.

Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about September 20, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010,both parties began to and continue to explore other alternatives.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

16.	Contingencies (continued)

The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. There is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

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

The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment. The Company does not expect to incur any amount under this indemnity agreement.

17.         Financial instruments

(a)	Fair values

Effective January 1, 2008, the Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

The carrying values of cash, accounts receivable, investment tax credits and accounts payable, capital lease obligations ,accrued liabilities approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, due to related parties and capital lease obligations due to the short-term nature of these balances.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2010	2009
	$	$

Total accounts receivable	1,619	5,427
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Not past due	536	521
Past due for more than 31 days
but no more than 60 days	539	3,589
Past due for more than 61 days
but no more than 90 days	544	-
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	-	1,317
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2010 one customer accounted for 100% of revenue of the Company and 100% of accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009. In fiscal 2008, one customer accounted for 98% of net revenue of the Company and three customers accounted for 52%, 31% and 11% of accounts receivable at December 31, 2008.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

17.	Financial instruments (continued)
(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2010		November 30, 2009
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.		1.0266		1.0266
	$	$	$	$

Assets
Cash	386,038	396,306	8,014,492	8,460,098
Accounts receivable	-	-	5,427	5,729
Investment tax credits	814,059	835,713	1,840,044	1,942,350
	1,200,097	1,232,019	9,859,963	10,408,177
Liabilities
Accounts payable	378,660	388,732	1,323,368	1,396,948
Accrued liabilities	301,776	309,803	540,604	570,662
Employee cost payable	103,006	105,746	501,114	528,976
Capital lease	13,229	13,582	48,457	51,151
Due to related party	1,635,842	1,679,355	2,360,181	2,491,407
	2,432,513	2,497,218	4,773,724	5,039,144
Net exposure	(1,232,416)	(1,265,199)	5,086,239	5,369,033

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2010:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	612,957	-	-	-	-
Accrued liabilities	321,030	-	-	-	-
Employee cost payable	575,625	-	-	-	-
Lease obligations	6,622	2,776	2,853	978	-
Due to related parties	1,635,842	-	-	-	-
	3,152,076	2,776	2,853	978	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010, 2009 and December 31, 2008
(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30,	November 30,	December 31,
	2010	2009	2008
	$	$	$

Revenue
Canada	-	62,615	21,574
United States	1,459,385	567,564	1,256,130
	1,459,385	630,179	1,277,704

Total assets
Canada	3,267,706	11,081,332

Total property and equipment
Canada	925,554	1,046,121

19.	Deferred revenue
During the year a drug development agreement has been mutually terminated by the Company and the other party. Under the termination agreement the Company is not required to refund any amounts received by the Company under this agreement. As a result, unearned revenue of approximately $1,439,000 was brought into income during fiscal 2010.

20.	Non-cash transactions
In fiscal 2010, included in research and development expenses is an amount of $26,832 related to the write-off of previously recorded investment tax credit.

In connection with the acquisition transaction dated October 22, 2009 described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash. There were no non-cash transactions in 2008.

2009
$

Investment tax credits and prepaid expenses and sundry as	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669

21.	Subsequent events
The Company has evaluated subsequent events through the date of the release of the financial statements. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units for cash consideration of $12,000,000. Each unit consisted of one share of common stock, a five year warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of a share of common stock at an exercise price of $2.50. Share issue costs are estimated at approximately Cdn$1,500,000. At November 30, 2010 $224,673 of the share issuance costs has been incurred.

Item 19                                Exhibits

EXHIBIT INDEX

Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(2)

1.2	By-laws of the Company	(2)

4.1	IPC Arrangement Agreement	(2)

4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(2)

4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(2)

4.4	The escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement	(2)

4.51	Securities purchase agreement for February 1, 2011 private placement	(1)

4.52	Registration rights agreement for February 1, 2011 private placement	(1)

4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(1)

8.1	List of subsidiaries	(1)

11.1	Code of Business Conduct and Ethics	(2)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)

15.1	Consent of Independent Registered Chartered Accountants	(1)

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2010.

(2)	Incorporated herein by reference to the Corporation’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010

81

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Shameze Rampertab

Shameze Rampertab
Vice President Finance and Chief Financial Officer (Principal Financial Officer),
Intellipharmaceutics International Inc.

May 27, 2011