Form 20-F
Intellipharmaceutics International Inc.
filed 2012-05-11
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2011; or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………

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

None

As of November 30, 2011, the registrant had 15,908,444 common shares outstanding.

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

Yes [x]      No [  ]

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

TABLE OF CONTENTS

i

TABLE OF CONTENTS
(continued)

ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates and the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	the actual size of the potential markets for any of our product candidates compared to our market estimates;

•	our selection and licensing of product candidates;

•
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of insurance reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees; and

•	the manufacturing capacity of third-party manufacturers that we may use for our products.

Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section in Item 3.D below, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop.

Intellipharmaceutics™, Hypermatrix™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™ and Rexista™ are our trademarks.  These trademarks are important to our business.  Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.  Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

 Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2011 and 2010, the eleven month period ended November 30, 2009, and of our predecessor company for accounting purposes, Intellipharmaceutics Ltd. (“IPC Ltd.”) which had a December 31 fiscal year end, for the years ended December 31, 2008, and 2007. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction.  These statements were prepared in accordance with accounting principles generally accepted in the United States of

America (“U.S. GAAP”). All dollar amounts herein are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

Periods ended (in thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2011	As at and for the year ended November 30, 2010	As at and for the eleven month period ended November 30, 2009	As at and for the year ended December 31, 2008	As at and for the year ended December 31, 2007

Revenue	502	1,459	630	1,278	2,297
Loss for the period	(4,880)	(5,761)	(1,839)	(3,765)	(1,291)
Total assets	6,247	3,268	11,081	3,026	6,878
Total liabilities	9,340	3,175	6,449	3,609	4,557
Net assets	(3,093)	93	4,632	(583)	2,322
Capital stock	147	17	17	17	17
Loss per share - basic and diluted	(0.53)	(0.53)	(0.19)	(0.40)	(0.14)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	14,994	10,907	9,512	9,328	9,087

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2007 through 2008, for the eleven month period ended November 30, 2009 and for fiscal years 2010 and 2011. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2007	0.9304
2008	0.9381
2009 (11 months)	0.8696
2010	0.9673
2011	1.0123

The following table sets forth the high and low exchange rates for each month during the previous six months.
	LOW	HIGH
November 2011	0.9536	0.9876
December 2011	0.9610	0.9896
January 2012	0.9735	1.0014
February 2012	0.9984	1.0136
March 2012	0.9985	1.0153
April 2012	0.9961	1.0197

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada.  At May 10, 2012, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.9983.

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

Risks related to our Company

Our business is capital intensive and requires significant investment to conduct research and development, clinical and regulatory activities necessary to bring our products to market, which capital may not be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities.  As of November 30, 2011, we had a cash balance of $4.8 million. On March 15, 2012, we completed a registered direct common share offering of 1,818,182 shares at a price of $2.75 per share for gross proceeds of approximately $5 million. After placement agent fees and estimated offering expenses, we received net proceeds from the offering of approximately $4.4 million. As of April 30, 2012, our cash balance was $5.6 million.

While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or new strategic partnership arrangements funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing, if needed, will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, while the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug applications (“ANDAs”) or new drug applications (“NDAs”) 505(b)(2)  at all or in time to competitively market our products or product candidates.

Delays, suspensions and terminations in our preclinical studies and clinical trials could result in increased costs to us and delay our ability to generate product revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•	manufacturing sufficient quantities of a drug candidate;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site; and

•	patient enrollment.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

•	the number of patients that participate in the trial;

•	the length of time required to enroll suitable subjects;

•	the duration of patient follow-up;

•	the number of clinical sites included in the trial;

•	changes in regulatory requirements or regulatory delays or clinical holds requiring suspension or termination of the trials;

•	delays, suspensions or termination of clinical trials due to the institutional review board overseeing the study at a particular site;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	unforeseen safety issues, including serious adverse events or side effects experienced by participants; and

•	inability to manufacture, through third party manufacturers, adequate supplies of the product candidate being tested.

Based on results at any stage of product development, we may decide to repeat or redesign preclinical studies or clinical trials, conduct entirely new studies or discontinue development of products for one or all indications.  In addition, our products may not demonstrate sufficient safety and efficacy in pending or any future preclinical testing or clinical trials to obtain the requisite regulatory approvals.  Even if such approvals are obtained for our products, they may not be accepted in the market as a viable alternative to other products already approved or pending approvals.

If we experience delays, suspensions or terminations in a preclinical study or clinical trial, the commercial prospects for our products will be harmed, and our ability to generate product revenues will be delayed or we may never be able to generate such revenues.

We have a history of operating losses, which may continue in the foreseeable future.

We have incurred net losses from inception through November 30, 2011, had an accumulated deficit of $23.9 million as of such date and have incurred additional losses since such date.   As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the United States Food and Drug Administration (“FDA”) or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Loss of key scientists and failure to attract qualified personnel could limit our growth and negatively impact our operations.

We are dependent upon the scientific expertise of Dr. Isa Odidi, our Chairman and Chief Executive Officer, and Dr. Amina Odidi, our President and Chief Operating Officer.  Although we employ other qualified scientists, Drs. Isa and Amina Odidi are our only employees with the knowledge and experience necessary for us to continue development of controlled-release products. We do not maintain key-person life insurance on any of our officers or employees.  Although we have employment agreements with key members of our management team, each of our employees may terminate his or her employment at any time. The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate many new employees, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors.   If we lose the services of our executive officers or other qualified personnel or are unable to attract and retain qualified individuals to fill these roles or develop key relationships, our business, financial condition and results of operations could be materially adversely affected.

Our intellectual property may not provide meaningful protection for our product candidates.

We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents outstanding.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of our commercially promising drug delivery platforms and technologies.  Our success depends, in part, on our and our collaborative partners’ ability to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  Without patent and other similar protection, other companies could offer substantially identical products without incurring sizeable development costs which could diminish our ability to recover expenses of, and realize, profits on our developed products.  If our pending patent applications are not approved, or if we are unable to obtain patents for additional developed technologies, the future protection for our technologies will remain uncertain.  Furthermore, third parties may independently develop similar, or alternative, technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or otherwise restricting our ability to do business in a particular area.  If we are unable to obtain patents or otherwise protect our trade secrets or other intellectual property, and are unable to operate without infringing on the proprietary rights of others, our business, financial condition and results of operations could be materially adversely affected.

 We may be subject to intellectual property claims that could be costly and could disrupt our business.

Third parties may claim we have infringed their patents, trademarks, copyrights or other rights.  We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights, or in substantial damages, fines or other penalties.  The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements.  Insurance coverage may not be adequate to cover every claim that third parties could assert against us.  Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business.  Any of these claims could also harm our reputation.

We rely on maintaining as trade secrets our competitively sensitive know-how and other information.  Intentional or unintentional disclosure of this information could impair our competitive position.

As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection.  In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret.  To maintain the confidentiality of our trade secrets, we generally enter into agreements that contain confidentiality provisions with our employees, consultants, collaborators, contract manufacturers and advisors upon commencement of their relationships with us.  These provisions generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties.  We may not have these arrangements in place in all circumstances, and the confidentiality provisions in our favour may be breached.  We may not become aware of, or have adequate remedies in the event of, any such breach.  In addition, in some situations, the confidentiality provisions in our favour may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, contract manufacturers or advisors have previous employment or consulting relationships.  To the extent that our employees, consultants, collaborators, contract manufacturers or advisors use trade secrets or know-how owned by others in their work for us, disputes may arise as to the ownership of relative inventions.  Also, others may independently develop substantially equivalent trade secrets, processes and know-how, and competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.  The disclosure of our trade secrets could impair our competitive position.  Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information.

We operate in a highly litigious environment.

From time to time, we are subject to legal proceedings.  As of the date of this annual report, we are  not aware of any material litigation pending or threatened against us other than as described under Item 8.A below, Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities.  Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  When we file an ANDA for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted.  Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  Such a challenge prevents FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed.  From time to time, in the ordinary course of business, we face and have faced such challenges and may continue to do so in the future.

Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.

We cannot ensure the availability of raw materials.

Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies.  While we attempt to manage the risk associated with such proprietary raw materials, if our efforts fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our product candidates.  In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.

Further, the FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials are unavailable from a specified supplier, the supplier does not give us access to its technical information for our application or the supplier is not in compliance with FDA or other applicable requirements, FDA approval of the supplier could delay the manufacture of the drug involved.  Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our product candidates may not be successfully developed or commercialized.

Successful development of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements or guidelines for the demonstration of bioequivalence;

•	for NDA candidates, a product may not demonstrate acceptable large-scale clinical trial results, even though it demonstrated positive preclinical or initial clinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•	products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;

•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized;

Further, success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful, nor does success in preliminary studies for ANDA candidates ensure that bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

Near term revenue depends significantly on the success of our first filed ANDA (“lead”) product, our once daily dexmethylphenidate XR generic, regulatory approval for which has yet to be received.

We have invested significant time and effort in the development of our lead product, our once daily generic dexmethylphenidate XR. Although it remains our most advanced product, it has not yet received regulatory approval, and there can be no assurance such regulatory approval will be received. We depend significantly on the actions of our development partner Par Pharmaceutical, Inc. (“Par”) in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate XR product. Our near term ability to generate significant revenue will depend upon receipt of regulatory approval and successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

Our significant expenditures on research and development may not lead to successful product introductions.

We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations.  Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs.  As we continue to develop new products, our research expenses will likely increase.  We are required to obtain FDA approval before marketing our drug products and the approval process is costly and time consuming. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA approved new pharmaceuticals.

We may not have the ability to develop or license, or otherwise acquire, and introduce new products on a timely basis.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the products that we are developing or licensing.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.

Our products may not achieve expected levels of market acceptance, thereby limiting our potential to generate revenue.

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

Some of these factors are not within our control, and our proposed products may not achieve levels of market acceptance anticipated by us.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products we are currently developing or may develop in the future.  These studies could also impact a future product after it has been marketed.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or requirement of other risk management programs such as the need for a patient registry. The failure of our product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.

There are a number of risks and uncertainties associated with clinical trials, which may be exacerbated by our relatively limited experience in conducting and supervising clinical trials and preparing NDAs. The results of initial clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval of our product or a limited application of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including those relating to the following:

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

The FDA or other foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There can be no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.  Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.  Our failure or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates, which could have a material adverse effect on our results of operations, financial condition and growth prospects.

Competition in our industry is intense, and developments by other companies could render our product candidates obsolete.

Many of our competitors, including medical technology, pharmaceutical or biotechnology and other companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They also may have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products, obtaining FDA and other regulatory approvals, and ultimately commercializing any approved products.  Therefore, our competitors may succeed in developing and commercializing technologies and products that are more effective than the drug delivery technologies we are developing or that will cause our technologies or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

We rely on collaborative arrangements with third parties that provide manufacturing and/or marketing support for some or all of our product candidates.  Even if we find a potential partner, we may not be able to negotiate an arrangement on favorable terms or achieve results that we consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  We also face intense competition for collaboration arrangements with other pharmaceutical and biotechnology companies.

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

Our Rexista™ product for an abuse-deterrent form of oxycodone is one such new technology. No product employing our abuse deterrent technology has received regulatory approval.  In addition, any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work.

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

If contract manufacturers fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

We rely on contract manufacturers for certain components and ingredients of our clinical trial materials, such as active product ingredients (“APIs”), and we may rely on such manufacturers for commercial sales purposes as well.  Our reliance on contract manufacturers in these respects will expose us to several risks which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues, including:

•	Difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as with shortages of qualified personnel;

•	The failure to establish and follow cGMP and to document adherence to such practices;

•
The need to re-validate manufacturing processes and procedures in accordance with FDA and other nationally mandated cGMPs and potential prior regulatory approval upon a change in contract manufacturers;

•	Failure to perform as agreed or to remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully;

•	The potential for an untimely termination or non-renewal of contracts; and

•
The potential for us to be in breach of our collaboration and marketing and distribution arrangements with third parties for the failure of our contract manufacturers to perform their obligations to us.

In addition, drug manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over their compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of applicable regulatory authorities to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

We are subject to currency rate fluctuations that may impact our reported financial results.

A large majority of our expenses are payable in Canadian dollars and our financial results are reported in U.S. dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our reported financial results.

We have limited sales, marketing and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical products.  There can be no assurance that, if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities, or that such efforts would be successful.  If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our significant shareholders will have the ability to exercise significant control over certain corporate actions.

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, beneficially owned approximately 39.8% of our issued and outstanding common shares as of the date of this annual report (including common shares issuable upon the exercise of outstanding options held by Odidi Holdings Inc. and Drs. Amina and Isa Odidi that are exercisable within 60 days of the date hereof). As a result, the principal shareholders will have the ability to exercise significant control over all matters submitted to our shareholders for approval that are not subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy. Further, our principal shareholders will have the ability to exercise significant control over matters submitted to our shareholders requiring approval of the majority of holders of our common shares including the election and removal of directors.

Our effective tax rate may vary.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate.  These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings.  At present, we qualify in Canada for certain research tax credits for qualified scientific research and experimental development pertaining to our drug delivery technologies and drug products in research stages.  If Canadian tax laws relating to research tax credits were substantially negatively altered or eliminated, or if a substantial portion of our claims for tax credits were denied by the relevant taxing authorities, pursuant to an audit or otherwise, it would have a material adverse effect upon our financial results.

Risks related to our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our expected royalties.

Because part of our product development strategy involves the novel reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Rexista™ oxycodone product, the prices at which such products are sold and the revenues we may receive could be reduced.

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

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista™ abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labeling, distribution, and promotion of pharmaceutical products as well as environmental, safety and health regulations.

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

Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, or to the ANDA filings of unrelated third parties in respect of drugs similar to or chemically related to those of our ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers or other ANDA filers seeking changes from the FDA in the interpretation of the statutory approval requirements for particular drugs as part of their strategy to thwart or advance generic competition.  We cannot predict whether the FDA will make any changes to its interpretation of the requirements applicable to our ANDA applications as a result of these petitions, or whether unforeseen delays will occur in our ANDA filings while the FDA considers such petitions or changes or otherwise, or the effect that any changes may have on us. Any such changes in FDA interpretation of the statutes or regulations, or any legislated changes in the statutes or regulations, may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.

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

The manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and civil or criminal prosecution.

Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.  We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations.  We are also subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies and to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities.  We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, local and provincial environmental, safety, and health laws and regulations that are applicable to our operations and facilities.

We are subject to product liability costs for which we may not have or be able to obtain adequate insurance coverage.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability.  Liability exposures for pharmaceutical products can be extremely large and pose a material risk.  In some instances, we may be or may become contractually obligated to indemnify third parties for such liability.  Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have.  Further, even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and our products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope.  Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future.  If we are subject to third party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits.  Furthermore, any first or third party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

Our products involve the use of hazardous materials and waste, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products.  It is possible that accidental injury or contamination from these materials may occur.  In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources.  Further, we may not be able to maintain insurance to cover these costs on acceptable terms, or at all.  In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business, including:

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

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	sales of our common shares, including any sales made in connection with future financings;

•	announcements regarding new or existing corporate relationships or arrangements;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	actual or anticipated period-to-period fluctuations in financial results;

•	clinical and regulatory development regarding our product candidates;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for drug development companies in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

A large number of our common shares could be sold in the market in the near future, which could depress our stock price.

As of the date of this annual report, we had approximately 17.8 million common shares outstanding.  In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.

Our shareholders who received shares under the IPC Arrangement Agreement (as defined in Item 4.A) who were not deemed “affiliates” of either Vasogen, IPC Ltd., or us prior to the IPC Arrangement Agreement were able to resell the common shares that they received without restriction under the U.S. Securities Act.  The common shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd., or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.

As of the date of this annual report, there are currently outstanding options and warrants to purchase an aggregate of approximately 8.8 million common shares.  To the extent any of our warrants are exercised, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected.  Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

We have no history or foreseeable prospect of paying cash dividends.

We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue.  Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”).  Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

Future issuances of our shares could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”),  and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

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

Failure to maintain the applicable continued listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  Specifically, participating securities may be delisted from the TSX if, among other things, the market value of an issuer’s securities is less than C$3,000,000 over any period of 30 consecutive trading days.  In such circumstances, the TSX may place an issuer under a delisting review pursuant to which the issuer would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing.  If the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted from the TSX, but obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.

Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from the TSX, the price of our common shares is likely to decline.

Our common shares may not continue to be listed on NASDAQ.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share.  If the bid price falls below the $1.00 minimum for more than 30 consecutive trading days, an issuer will typically have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

If we are delisted from the NASDAQ Capital Market, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted from the NASDAQ Capital Market, but obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our shares are listed for trading in the United States and may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States by companies with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00 that are not traded on NASDAQ or on other securities exchanges  may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

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

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the U.S. Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (‘‘SOX’’) in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits.  The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our board of directors, or as executive officers.

We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance with SOX Section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 20-F and in our Management Discussion and Analysis.

Management’s review is designed to provide reasonable, not absolute, assurance that all material weaknesses in our internal controls are identified. Material weaknesses represent deficiencies in our internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on our  quarterly or annual financial statements. In addition, there can be no assurance that any remedial actions we take to address any material weaknesses identified will be successful, nor can there be any assurance that further material weaknesses will not be identified in future years.  Material errors, omissions or misrepresentations in our disclosures that occur as a result of our failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations, and the value of our common shares.

We may be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. holders of our common shares and preference shares (collectively, “shares”).  It may be possible for U.S. holders of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”), (a “Mark-to-Market Election”).  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty.  Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years.  Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. holder of the ownership and disposition of our shares will depend on whether such U.S. holder makes a QEF or Mark-to-Market Election.  Unless otherwise provided by the IRS, a U.S. holder of our shares is generally required to file an informational return annually to report its ownership interest in the PFIC during any year in which we are a PFIC.

The foregoing does not purport to be a complete enumeration or explanation of the tax risks involved in an investment in our company.  Prospective investors should read this entire annual report and consult with their own legal, tax and financial advisors before deciding to invest in our company.

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

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen Inc. (“Vasogen”) approved the court approved plan of arrangement and merger (the “IPC Arrangement Agreement”) that resulted in the October 22, 2009 combination of IPC Ltd. and Intellipharmaceutics Corp. with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below (the “IPC Arrangement Transaction”).  The completion of the IPC Arrangement Transaction on October 22, 2009, resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada, and whose common shares are traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics.

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

For the years ended November 30, 2011 and 2010, and the eleven month period ended November 30, 2009, we spent a total of $5,125,608, $4,533,310 and $1,554,859, respectively, on research and development.  Over the past three fiscal years and up to May 10, 2012, we have raised approximately $28,334,855 in gross proceeds from the issuance of equity securities to investors. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

Our Drug Delivery Technologies

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.    These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been comprised and constituted in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems are based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

The Hypermatrix™ drug delivery technologies include, but are not limited to, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, and IntelliShuttle™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the API in the gastrointestinal tract (“GIT”).  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system (“CNS”), gastro-intestinal, pain, diabetes and other significant indicators.

The Hypermatrix™ Family of Technologies

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

IntelliMatrix™

The IntelliMatrix™ technology is a proprietary blend of several polymers.  Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT. This is most useful for drugs which require precisely controlled first-order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmotics™

The IntelliOsmotics™ technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics.  These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains.  When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer.  Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain.  This permits control of the rate of release of the drug active by the variation of polymer ratios.  This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first-order.  This type of release control can be useful when attempting to match difficult profiles for generic formulation.

IntelliPaste™

The IntelliPaste™ technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPaste™ is the Company’s preferred delivery technology for the controlled delivery of opiates, narcotics and other CNS drug products which are susceptible to unlawful diversion or abuse.

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

Each of the above-noted proprietary technologies was fully developed and ready for application to client drug delivery requirements from the date of our inception.  Each of them has been utilized and applied to client drug delivery requirements under our existing and previous development contracts; in several instances more than one technology has been applied to a single drug development.  We continue to develop all of our existing technologies and to conduct the necessary research to develop new products and technologies.  To date, none of the development contracts has proceeded to the point of commercialization, and therefore we have not yet seen our proprietary technologies utilized in products sold to consumers.

Our Strategy

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a rapid timeframe. Based on our technologies, we have a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.  Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  At this time, there is one such product in multiple strengths being developed in cooperation with a development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to license our technologies and products:

•
For existing controlled-release (once-a-day) products whose APIs are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

•
Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications.

We believe that we are well-positioned, subject to continuing cash requirements, to execute our strategic plan due to, among other things, our expertise in drug delivery, product development, regulatory affairs and manufacturing.

Products and Markets

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Our technologies allow for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a timely and cost effective manner.

We develop both new and generic controlled-release pharmaceutical products. Controlled release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times.  Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.  Our strategy includes seeking to obtain regulatory approval to market these products and licensing these developed products for commercialization.  At present, no such product has received regulatory approval or been commercialized.

Our business focus has been to apply our proprietary controlled-release technologies to existing drugs.  The release technologies, and the excipients utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule APIs.  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administer small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastrointestinal tract, pain, diabetes and other significant indications.

Our delivery technologies offer competitive development times.  They have demonstrated themselves suited to the delivery of a wide range of small molecule drugs.  They are robust, in that the predicted delivery results have been repeatedly substantiated by actual bioavailability/bioequivalence studies.  They were developed by our chief scientists, who have substantial experience in applying them successfully to the delivery of small drug molecules under existing development contracts and in support of our product candidate pipeline.  For these reasons, we believe that our development times are generally short and competitive.

Our delivery technologies offer competitive development costs, because the technologies use only readily available, low-cost ingredients already acceptable to regulatory authorities, such as the FDA, and because development times are short, we believe that our development costs are low when compared to our competitors.

 Our proposed products target the niche market created by the expiration of drug product patents and drug product exclusivity periods.

We are currently focusing our efforts on the following areas:

•
Obtaining regulatory approval, including for (i) generic, controlled-release pharmaceutical products (ANDAs), and (ii) new controlled-release pharmaceutical products (NDAs) which are reformulations of existing successful immediate-release products.

Our filings to date include:

1.
In May 2007, we filed an ANDA with the FDA for 5, 10, 15 and 20 mg strengths of generic Focalin XR® developed in collaboration with our partner, Par, and intended for the U.S. market.  In August 2007, the application was accepted by the FDA as being complete and in condition for further review.  In December 2010, we filed an amendment to our ANDA to add the 30 mg strength of generic Focalin XR®. In August 2011 we added additional strengths of generic Focalin XR®, including the 30 mg strength, to the arrangement with Par.

2.	In January 2010, our ANDA filing for generic Effexor XR® was accepted by the FDA for review.

3.	In June 2010, our ANDA filing for generic Protonix® was accepted by the FDA for review.

4.	In August 2010, our ANDA filing for generic Glucophage® XR was accepted by the FDA for review.

5.	In February 2011, our ANDA filing for generic Seroquel XR® was accepted by the FDA for review.

6.	In September 2011, our ANDA filing for generic Lamictal®XR™ was accepted by the FDA for review.

The ANDA review process usually takes at least two years and often longer, and there is no assurance that the FDA will approve any of our products for commercial launch in the United States.

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

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend to commercialize several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

ANDA Product Candidates

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (ADHD). According to Wolters Kluwer Health, sales for the 12 months ending March 2012 of Focalin XR® in the U.S. were approximately $634 million (TRx Price, which   represents projected new and refilled prescription dollar amounts the pharmacy indicates it charges the patient and/or third party for the prescription, and is based on cost plus dispensing fee) and $554 million (TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price).

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application, some of which were at the request of the FDA.

Intellipharmaceutics, Par, our licensee and development partner, and five complainants in patent litigation in the District Courts for New Jersey and Delaware (Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd). stipulated to the dismissal of that litigation and, in 2010, entered into settlement and license agreements with the Company and with Par in respect of our ANDA application to the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

Assuming receipt of regulatory approvals, we expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.  Our ANDA application for the four strengths remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

In December 2010, we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. The application was filed as an amendment to the ANDA previously filed for the 5, 10, 15 and 20 mg dosage strengths of the drug. Our ANDA application for this strength remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

On March 29, 2011, we announced that the Company had become aware that Elan Corporation, plc and Elan Pharma International Ltd., had filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. On April 5, 2011, we also announced that the Company had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR ® does not, in any event, infringe the patents in issue.

On August 18, 2011, we announced that we had added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 mg strength.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately$2.2 billion (TRx Price) and $1.1 billion (TRx MBS Dollars) for the 12 months ended March 2012.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately$1.8 billion (TRx Price) and $732 million (TRx MBS Dollars) for the 12 months ended March 2012.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.  The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Wolters Kluwer Health, sales of metformin hydrochloride extended-release tablets in the United States were approximately $472 million (TRx Price) and $316 million (TRx MBS Dollars) for the 12 months ended March 2012.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the United States were approximately $1.1 billion (TRx Price) and $990 million (TRx MBS Dollars) for the 12 months ended March 2012.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012. To the Company’s knowledge, at this time, no appeal has been taken from that dismissal.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, to preserve their right to a 30 month stay of possible approval of the Company’s generic version of Seroquel XR® by the FDA should the Company’s challenge of jurisdiction in New Jersey be successful. That matter was subsequently stayed on consent pending the result of the jurisdictional challenge in New Jersey. Following the successful jurisdictional challenge in New Jersey, the stay in New York was lifted automatically, and the litigation continues at this time in the pleadings stage.

On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR® (quetiapine fumarate extended-release) tablets. The Company has now filed its Answer to that Complaint, and it is anticipated that this lawsuit will be consolidated with the one above-noted, and that they will proceed together in the United States District Court for the Southern District of New York.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuits.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, sales of Lamictal®XR™ in the United States were approximately $238 million (TRx Price) and $219 million (TRx MBS Dollars) for the 12 months ended March 2012.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. There are no unexpired patents associated with this product. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Wolter Kluwer Health, sales of Coreg CR® in the United States were approximately $305 million (TRx Price) and $302 million (TRx MBS Dollars) for the 12 months ended March 2012.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Wolters Kluwer Health, sales of OxyContin® (oxycodone hydrochloride controlled-release tablets) in the United States were approximately $2.9 billion (TRx Price) and $2.5 billion (TRx MBS Dollars)  for the 12 months ended March 2012.  OxyContin® currently represents 99% of the $2.5 billion (TRx Price) and $2.9 billion (TRx MBS Dollars) oxycodone sustained-release market.

In April 2011, the White House and the FDA announced a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new REMS plan focuses on educating doctors about proper pain management, patient selection, and other requirements and improving patient awareness about how to use these drugs safely. The FDA has indicated it wants companies to give patients educational materials, including a medication guide that uses consumer friendly language to explain safe use and disposal. Doctor training, patient counselling and other REMS risk reduction measures are expected to become effective in 2012. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof-of-concept pilot clinical studies of Rexista™ oxycodone and completed a pre-Investigational New Drug ("pre-IND") meeting with a panel of the FDA’s Center of Drug Evaluation and Research discussing the Rexista™ oxycodone development plan. We also plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that are expected to be initiated in fiscal 2012. There can be no assurance that we will be able to successfully produce scaled-up batches for use in clinical trials, or that the clinical trials will meet our expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing.

COMPETITIVE ENVIRONMENT

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include medical technology, pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future, in development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our product candidates.

Our drug delivery technologies may compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates. As a result, our product candidates may become noncompetitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our ability to manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technologies, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

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

INTELLECTUAL PROPERTY

Proprietary rights are an important aspect of our business.  These include know-how, trade secrets and patents.  Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers.  We also seek patent protection for inventive advances which form the bases of our drug delivery technologies.  With respect to particular products, we may seek patent protection on the commercial composition, our methods of production and our uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of our HyperMatrix family of drug delivery technologies include the following United States and Canadian patents which have been issued to us:

Country	Issue No.	Issue Date	Title
U.S.A.	6,652,882	Nov 25, 2003	Controlled Release Formulation Containing Bupropion
U.S.A.	6,296,876	Oct 2, 2001	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	6,607,751	Aug 19, 2003	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	6,479,075	Nov 12, 2002	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	7,858,119	Dec 28, 2010	Extended Release Pharmaceuticals

Country	Issue No.	Issue Date	Title
U.S.A.	6,800,668	Oct 5, 2004	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	7,090,867	Aug 15, 2006	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
Canada	2,435,276	Mar 15, 2005	Syntactic Deformable Foam Compositions and Methods for Making
Canada	2,459,857	Feb 22, 2011	Combinatorial Type Controlled Release Drug Delivery Device
U.S.A.	7,906,143	Mar 15, 2011	Controlled Release Pharmaceutical Delivery Device and Process of Preparation Thereof

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty (“PCT”)- national stage processing and entry applications, relating to various aspects of our HyperMatrix drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

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

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  We intend to generate all data necessary to support FDA approval of the applications we file.

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

We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks.  The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product..

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure is available to us for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from Listed Drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first application amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or failure of the first applicant to obtain tentative approval within 30 months after the date filed unless failure is due to a change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA.  There can be no assurance that the FDA would accede to such a request if made.

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

Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system.  In general, the recommendations emphasize the need for efficiency in Canadian drug review.  Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries.  There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its four wholly-owned subsidiaries, including jurisdictions of incorporation, as at May 10, 2012.

Notes:

(1)	The Company owns 64.3% of the common shares of IPC Corp. directly and 35.7% of such shares indirectly through the wholly-owned IPC Ltd.

D.	Property, Plant and Equipment

For seven years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we lease at a present rental rate of approximately $95,000 per year.  The lease has been renewed to November 30, 2012 and we are in discussions with the landlord to extend the lease for several additional years.  We use our facilities as a laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing

In 2006, we completed renovation and construction of our administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of our administrative, laboratory and manufacturing facility was approximately $1,685,000, with approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for research and development (“R&D”), 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements.” The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2011 and 2010, and the eleven month fiscal period ended November 30, 2009.

A.	Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2011 and 2010, and the eleven month period ended November 30, 2009.

	For periods ended			Dollar and Percentage change
	November 30 2011	November 30 2010	November 30 2009	2011 vs 2010		2010 vs 2009
	(12 Months)	(12 Months)	(11 Months)
Revenue
Research and development	$501,814	$1,459,385	$630,179	$(957,571)	-66%	$829,206	132%
Expenses
Cost of revenue	-	-	382,597	-	0%	(382,597)	-100%
Research and development	5,125,608	4,533,310	1,554,859	592,298	13%	2,978,451	192%
Selling , general and administrative	2,925,454	2,699,204	975,197	226,250	8%	1,724,007	177%
Depreciation	227,456	242,778	344,768	(15,322)	-6%	(101,990)	-30%
Write-down of long-lived assets	-	36,481	-	(36,481)	-100%	36,481	-
	8,278,518	7,511,773	3,257,421	766,745	10%	4,254,352	131%

Loss from operations	(7,776,704)	(6,052.388)	(2,627,242)	(1,724,316)	28%	(3,425,146)	130%

Fair value adjustment of derivative liability	5,346,878	223,782	286,983	5,123,096	2289%	(63,201)	-22%
Financing expense	(2,357,732)	-	-	(2,357,732)	N/A
Net foreign exchange (loss)gain	(70,036)	138,949	587,642	(208,985)	-150%	(448,693)	-76%
Interest income	60,790	27,001	1,822	33,789	125%	25,179	1382%
Interest expense	(83,473)	(98,435)	(87,940)	14,962	-15%	(10,495)	12%
Loss	$(4,880,277)	$(5,761,091)	$(1,838,735)	$880,814	-15%	$(3,922,356)	213%

Year Ended November 30, 2011 Compared to the Year Ended November 30, 2010

Revenue

The Company recorded revenues of $501,814 for the year ended November 30, 2011 versus $1,459,385 for 2010. In 2011, additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par of $600,000. As at November 30, 2011, $492,909 of the payment was recognized as revenue mainly related to development work completed for the 30mg strength. Included in revenue in 2010 was recognition of an upfront fee of $1,449,624 and cost reimbursements in the amount of $9,761. The 2010 upfront fee revenue recognition can be primarily attributed to a drug development agreement that was mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was recognized as income.

Research and Development

Expenditures for research and development for the year ended November 30, 2011 were higher by $592,298 compared to the year ended November 30, 2010. These included spending for research and development activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2011, we recorded $601,424 as expenses for stock options for R&D employees; composed of $158,624 related to stock options issued to non-executive employees involved in R&D activities, and $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to services provided for R&D activities leading to an ANDA being filed. These options vest upon the achievement of certain performance criteria. Included in the prior year is an expense of $885,600 relating to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi.

After adjusting for the stock options expenses discussed above, expenditures for research and development for the year ended November 30, 2011 were higher by $876,474 compared to the prior year. This is primarily attributed to the fact that during the year ended November 30, 2011 we advanced development of several generic product candidates including two multi-strength products that were filed as ANDAs during the year, and the development of a number of other pipeline product candidates.  Although we had four ANDA filings in 2010, some of the development for the products had been carried out in prior periods, and fewer projects were initiated in 2010.

Selling, General and Administrative

Selling, general and administrative expenses were $2,925,454 for the year ended November 30, 2011 in comparison to $2,699,204 for the year ended November 30, 2010, an increase of $226,250.  The increase is due to an increase in expenses related to wages and benefits which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2011 were $1,066,307 in comparison to $835,184 for the prior year.   This increase is attributable to the issuance of options, higher salaries in two executive positions, and an increase in the level of salaries to non-executive employees during the year ended November 30, 2011 when compared to the prior year.

Administrative costs for the year ended November 30, 2011 were $1,537,203 in comparison to $1,556,087 for the prior year.  There was no notable change in administrative costs.

Marketing costs for the year ended November 30, 2011 were $251,720 in comparison to $239,638 for the prior year.  There was no notable change in marketing costs.

Occupancy costs for the year ended November 30, 2011 were $70,224 in comparison to $68,295 for the prior year.  There was no notable change in occupancy costs.

Depreciation

Depreciation for the year ended November 30, 2011 was $227,456 in comparison to $242,778 for the year ended November 30, 2010. There was no notable change in depreciation as fixed assets additions were made late in the year.

Fair Value Adjustment of Derivative Liability

As part of the IPC Arrangement Agreement we have 243,275 warrants outstanding. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at November 30, 2011 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability for $5,346,878.

Financing Expense

Financing expense for the year ended November 30, 2011 was $2,357,732 related to the private placement financing for gross proceeds of $12,000,000 and a related registration statement.

Foreign Exchange Loss

Foreign exchange loss was $70,036 for the year ended November 30, 2011 in comparison to a gain of $138,949 in the prior year.  The foreign exchange loss was due to the strength of the Canadian dollar during the year ended November 30, 2011 as the exchange rate averaged $1.00 (U.S.) for $0.9879 (Cdn) compared to $1.00 (U.S.) for $1.0345 (Cdn) for the year ended November 30, 2010. During 2011 most of our cash was held in U.S. dollars. Based on on year end dates, the Canadian dollar modestly strengthened against the U.S. dollar as the rates changed to $1.00 (U.S.) for $1.0203 (Cdn) at November 30, 2011 from $1.00 (U.S.) for $1.0266 (Cdn) at November 30, 2010. The foreign exchange gain of $138,949 for the year ended November 30, 2010, was because most of our cash was being held in Canadian dollars, the exchange rate average of $1.00(U.S.) for $1.0345(Cdn), and based on year end dates the Canadian dollar strengthened against the U.S. dollar as the rates changed to $1.00 (U.S.) for $1.0266 (Cdn) at November 30, 2010 from $1.00 (U.S.) for $1.0556 (Cdn) at November 30, 2009.

Interest Income

Interest income for the year ended November 30, 2011 was higher in comparison to the prior year, primarily because interest was higher largely due to a higher average amount of cash equivalents on hand during 2011 largely due to the net proceeds of $10.5 million from the issuance of shares and warrants from the private placement completed on February 1, 2011.

Interest Expense

Interest expense for the year ended November 30, 2011 was lower compared with the prior year, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was lower during 2011 in comparison to 2010.

Year Ended November 30, 2010 Compared to the Eleven Month Period Ended November 30, 2009

Revenue

The Company recorded revenues of $1,459,385 for the year ended November 30, 2010 versus $630,179 for the eleven month period ended November 30, 2009. Revenue in 2010 was comprised of recognition of upfront fee of $1,449,624 and cost reimbursements in the amount of $9,761. Included in revenue in the eleven month period ended November 30, 2009 was recognition of upfront fees of $480,655, research and development service fees of $144,295 and cost reimbursements in the amount of $5,229. The increase in revenue can be primarily attributed to a drug development agreement that has been mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was recognized as income. Revenue from research and development service fees decreased during the period primarily because the Company had no late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should help us to reach our goal to maximize the value inherent in our technologies and product candidates and will help us to create long term growth and value. As a result we had minimal revenue from partnered projects as our focus was on advancing our own pipeline. The Company currently does not have any significant customers.

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

Research and Development

Expenditures for research and development for the year ended November 30, 2010 were higher by $2,978,451 compared to the eleven month period ended November 30, 2009. This is primarily attributed to the fact that during the year ended November 30, 2010 we incurred additional expenses, due to our stronger financial position in 2010 when compared with 2009, on research and development activities for our own internal projects when compared with the eleven month period ended November 30, 2009. The Company completed the research and development related to four ANDA filings during the year. In addition during the year ended November 30, 2010 we recorded an expense of $885,600 related to 552,788 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to research and development of products that led to ANDA applications for the products being accepted by the FDA. No such expense was recorded during the eleven month period ended November 30, 2009.

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

Expenditures for wages and benefits for the year ended November 30, 2010 were $835,184 in comparison to $338,110 for the eleven month period ended November 30, 2009. This increase is attributable to an increase in administrative staffing levels during the year ended November 30, 2010 when compared to the prior period. The number of employees included in administrative costs was ten for the year ended November 30, 2010 in comparison to seven for the eleven month period ended November 30, 2009. The increase is mainly related to additional employees that are required in our role as a publicly traded company.

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

Occupancy costs for the year ended November 30, 2010 were $68,295 in comparison to $48,066 for the eleven month period ended November 30, 2009. This increase is partially a result of an eleven month fiscal period ended November 30, 2009 being compared with a twelve month fiscal period ended November 30, 2010.

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

Foreign Exchange Gain

Gain on foreign exchange was $138,949 for the year ended November 30, 2010 in comparison to a gain of $587,642 for the eleven month period ended November 30, 2009. The decrease for the year ended November 30, 2010 was due to the decrease of the U.S. dollar against the Canadian dollar as the rates changed from $1.00 (U.S.) for $1.0266 (Cdn) at November 30, 2010, from $1.00 (U.S.) for $1.0556 (Cdn) at November 30, 2009, and from $1.00(U.S.) for $1.2180 (Cdn) at December 31, 2008. During the year ended November 30, 2010 the exchange rate averaged $1.00 (U.S.) for $1.0345 (Cdn) compared to $1.00 (U.S.) for $1.1493 (Cdn) for the eleven months ended November 30, 2009.

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

B.	Liquidity and Capital Resources

The Company had cash and cash equivalents of $4,817,088 as at November 30, 2011 compared to $789,136 as at November 30, 2010, and compared to $8,014,492 at November 30, 2009.  The increase in cash during the year ended November 30, 2011 is mainly a result of cash flows from financing activities, as noted below. The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 due to a related party.

For the year ended November 30, 2011 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the years ended November 30, 2010 and 2009. This increase is a result of higher expenditures in research and development activities and selling, general and administrative expenses during the year ended November 30, 2011 as described in greater detail in the Operating Results. These amounts in the year ended November 30, 2011 were partially offset by a cash payment of $0.6 million from Par based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics, and C$1,188,668 received from the CRA and the Ontario Ministry of Finance (“OMF”), of investment tax credits (“ITCs”) for research and development activities described more fully below.

R&D costs related to continued Company-sponsored R&D programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2011 and 2010, and the eleven month period ended November 30, 2009, R&D expense was $5,125,608, $4,533,310 and $1,554,859, respectively.

As a research and development company, IPC Corp. is eligible to receive ITCs from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp., research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal 2011, the Company received C$640,081 from the CRA and the OMF comprised of ITCs for research and development activities carried out to the period ended October 21, 2009.  The Company received another refund of C$207,370 for the ITC with the OMF for research and development activities carried out during the fiscal year 2010. Finally, the Company also received C$341,217 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Agreement. Subsequent to the IPC Arrangement, the Company is no longer a Canadian-controlled private corporation, reducing the amounts that we would otherwise be eligible for.  Realization of these credits is subject to government approval.

During the year ended November 30, 2010 net cash flows used in operating activities has been partially offset by approximately C$931,000 that was received from the CRA and the OMF being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation Tax Credit in respect of research and development activities carried out by IPC Ltd. during the fiscal year 2008.  The fluctuations in cash flows from operations are influenced by our net loss. We had net losses of $4,880,277 in 2011, as compared to net losses of $5,761,091 and $1,838,735 in 2010 and 2009, respectively.

For the year ended November 30, 2011 net cash flows provided from financing activities relate mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $801,551 (C$817,822) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan in accordance with the terms of the loan. This repayment was not sourced from the gross proceeds of the private placement. See Related Party Transactions below for repayment restrictions. For the year ended November 30, 2010 net cash flows used in financing activities related mainly to the repayment of the related party loan payable to Dr.

Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, for cash advances made by them to the Company. In addition, during the year ended November 30, 2010 net cash flows used in financing activities also included the repayment of capital lease obligations. For the eleven months ended November 30, 2009 net cash flows from financing activities related mainly to receipts from the related parties loan discussed above.

 Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offering completed on February 1, 2011, scientific research tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. During the year ended November 30, 2011 the shareholder loan principal of $801,551 (C$817,822) was repaid and interest of $163,099 (C$166,410) was paid in accordance with the terms of the IPC Arrangement Agreement. As at November 30, 2011, interest payable on this loan was accrued in the amount of $7,493 (C$7,645). During the year ended November 30, 2010 the shareholder loan principal of $755,760 (C$800,000) was repaid from proceeds received by us from the IPC Arrangement and interest of $104,943 (C$110,453) was paid in accordance with the terms of the IPC Arrangement Agreement.

For the year ended November 30, 2011 net cash flows used in investing activities relate mainly to the purchase of production and laboratory equipment due to the acceleration of product development activities. For the year ended November 30, 2010 net cash flows used in investing activities related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride. For the eleven months ended November 30, 2009 net cash flows provided from investing activities relate mainly to the transactions described in the “Business Overview”, effective October 22, 2009 which resulted in the receipt of $11.0 million in cash and an additional $0.5 million of receivables from tax credits recoverable.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505(b)(2) NDA products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Financing expense of $2,357,732 is comprised of the issuance of broker warrants valued at $229,005, the excess of the fair value of the warrant liability over the financing proceeds of $655,582, and $1,473,145 of other direct costs related to the financing. On March 15, 2012 the Company completed a registered direct common share offering for gross proceeds of approximately $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.4 million.

In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs.  For the years ended November 30, 2011 and 2010, and the eleven month period ended November 30, 2009, we spent a total of $5,125,608, $4,533,310 and $1,554,859,  respectively, on research and development.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last three years and is impacted primarily by the availability of funding, the level of our research and development spending, the fair value adjustment of derivative liability, and the recognition of revenue in drug development agreements. The Company’s reduced net loss in the year ended November 30, 2011, can be attributed to a $5.3 million fair value adjustment of the derivative liability.  The fair value of these liabilities is re-measured at the end of every reporting period using the Black-Scholes Options Pricing Model. The Company’s net income in the fiscal quarter ended August 31, 2011, can be attributed to the $0.5 million in revenue received for the expanded agreement between the Company and Par for the development and commercialization of Focalin XR® generics, as well as the fair value adjustment of the derivative liability for $2.5 million. The significant decrease in the Company's loss during the second quarter ended May 31, 2010, can be mainly attributed to a drug development agreement that was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was recognized as income.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended		Revenues	Net income (loss)	Income (loss) per share
				Basic	Diluted
		$	$	$	$
November 30, 2011		-	(1,285,132)	(0.09)	(0.09)
August 31, 2011		501,814	1,097,131	0.07	0.05
May 31, 2011		-	(1,968,783)	(0.12)	(0.12)
February 28, 2011		-	(2,723,493)	(0.22)	(0.22)
November 30, 2010		7,164	(1,903,629)	(0.18)	(0.18)
August 31, 2010		-	(2,113,462)	(0.19)	(0.19)
May 31, 2010		1,449,624	(316,447)	(0.03)	(0.03)
February 28, 2010		2,597	(1,427,553)	(0.13)	(0.13)
November 30, 2009	(2 Months)	161,757	(875,322)	(0.09)	(0.09)
September 30, 2009		125,590	(165,739)	(0.02)	(0.02)
June 30, 2009		118,460	(224,662)	(0.02)	(0.02)
March 31, 2009		224,372	(573,012)	(0.06)	(0.06)

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2011, the Company was not involved in any material unconsolidated SPE transactions.

F.	Contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on Management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2012.

Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Capital Lease Obligations	$ 138,589	$ 43,382	$ 95,207	$ ---	$ ---
Operating Lease Obligations	95,188	95,188	---	---	---
Total Contractual Obligations	$ 233,777	$ 138,570	$ 95,207	$ ---	$ ---

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John Allport (2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Resverlogix Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director of the Company	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead (1)(2) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None	N/A
Shameze Rampertab Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company	Imaging Dynamics Company Ltd.	N/A

Notes:

(1)	Member of the Audit Committee and Compensation Committees.
(2)	Member of the Corporate Governance Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Shameze Rampertab, who prior to November 2010 was Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd.

As of November 30, 2011, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6,162,686 common shares, representing approximately 39% of the issued common shares of the Company.

In May of  2002, the British Columbia Securities Commission – and in July of 2002, the Alberta Securities Commission – each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B.	Compensation

Compensation Discussion and Analysis

Background – The Company is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. The Company’s patented Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, the Company has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection. Several of these products are partnered. As of November 30, 2011, the Company had 36 full-time employees engaged in administration and research and development.

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

Elements of Compensation - The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary and discretionary bonuses; (b) long-term incentives in the form of stock options; (c) restricted and deferred share unit awards; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the IPC Arrangement Agreement completed on October 22, 2009.

Base Salary - Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary.  To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation.

Option-Based Awards - Option-based awards are a variable element of compensation that reward each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of the Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes two of the three Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail in Item 6.E.  Certain Named Executive Officers have been issued options under such plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs.

The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of IPC Ltd., the predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.

RSUs - The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates (as described in greater detail it Item 6.E) as of May 28, 2010, when the RSU Plan received shareholder approval.

Perquisites and personal benefits - The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits.  To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company (and prior to the October 22, 2009 transaction, to IPC Ltd. and Intellipharmaceutics Corp.) for the financial years ended November 30, 2011 and November 30, 2010 and the eleven month period ended November 30, 2009 in respect of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the former Chief Financial Officer of the Company (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (U.S.$)(1)	Share-based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long- term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2011 2010 2009	457,611 436,997 383,481	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,147 11,600 8,701	469,758 448,597 392,182
Dr. Amina Odidi, President & Chief Operating Officer (4)	2011 2010 2009	457,611 436,997 383,481	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,147 11,600 8,701	469,758 449,597 392,182
Shameze Rampertab, VP Finance & Chief Financial Officer(5)	2011 2010	182,205 4,614	N/A N/A	Nil 130,256	70,857 N/A	N/A N/A	N/A N/A	12,147 308	265,209 135,178
Graham Neil, former VP Finance & Chief Financial Officer(6)	2010	143,990	N/A	37,522	N/A	N/A	N/A	11,512	193,024

 Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$1.0122 to C$1.00 (2010 – U.S.$0.9667; 2009 – U.S.$0.8701) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.  Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2011 and 2010 are as disclosed in the table. In prior years the actual amounts paid to each of the Named Executive Officers were 2009 - $223,197; 2008 - $290,462; and 2007 - $288,545 with the balance being deferred at the election of the Named Executive Officer.  As at November 30, 2011 the Company had $472,619 in unpaid salary to Dr. Isa Odidi and Dr. Amina Odidi.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions. The values of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)	Amount awarded at the discretion of the Board. These bonuses were paid in the first quarter of 2012.

(4)	Dr. Amina Odidi was acting Chief Financial Officer until February 12, 2010.

(5)	Shameze Rampertab was appointed Vice President Finance and Chief Financial Officer on November 29, 2010.

(6)	Graham Neil was appointed Vice President Finance and Chief Financial Officer on February 12, 2010 and resigned on November 26, 2010.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively.  In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to

U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and expire on September 10, 2014.  As of the date hereof, 1,381,970 of these options have vested and are exercisable.  These options were not granted under the Option Plan.

The employment agreement with Shameze Rampertab, the Chief Financial Officer of the Company, effective November 29, 2010 entitles Mr. Rampertab to receive a base salary of C$180,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The initial term of the employment agreement was until November 30, 2011, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional one-year period on the same terms and conditions (i.e. until November 30, 2012). Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 29, 2011, 2012 and 2013. In December 2011, the agreement was extended for successive additional one-year periods entitling Mr. Rampertab to receive a base salary of C$250,000, which is paid in Canadian dollars, per year, and a grant of 40,000 options issued in February 2012 Mr. Rampertab’s employment agreement includes non-competition and non-solicitation covenants.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one common share of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	N/A	N/A	N/A
Shameze Rampertab	60,000	C$2.62	Nov. 29, 2020	C$25,800	N/A	N/A

 Notes

(1)	These option-based awards are held jointly.

(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2011 (C$3.05) and multiplying the result by the number of common shares underlying an option.

Incentive Plan Awards – Value Vested or Earning During The Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi and Amina Odidi(2)	317,853	N/A	Nil
Shameze Rampertab	C$7,800	N/A	Nil
Notes

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on November 30, 2011 (C$3.05) and the exercise price.

(2)	These option-based awards are held jointly.

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

Termination and Change of Control Benefits

The employment agreement with each of the following Named Executive Officers, Dr. Isa Odidi and Dr. Amina Odidi, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately $1.7 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2013, assuming each Named Executive Officer’s salary was increased in the period in accordance with the terms of their respective contracts.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2013. Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Named Executive Officers relating to a change of control of the Company

In the case of Mr. Rampertab, he has the right to receive, upon termination of employment without cause, a full and final settlement equivalent to four months cash compensation plus one month for every year of service, up to a combined maximum of twelve months. Cash compensation consists of base salary, car allowance and bonus. There are no payments applicable under the employment agreement relating to a change of control of the Company.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c) (1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	Nil	C$26,000	C$39,590	N/A	N/A	N/A	C$65,590
Kenneth Keirstead	C$26,500	N/A	C$39,590	N/A	N/A	N/A	C$66,090
Bahadur Madhani	C$28,500	N/A	C$39,590	N/A	N/A	N/A	C$68,090
Notes:

(1)	DSUs that were earned. Does not include DSUs that were earned in the previous financial year and granted in the most recently completed financial year.

(2)
Option-based awards that were earned. The value of option-based awards were estimated at November 30, 2011 using the Black-Scholes Option Pricing Model based on the closing price on the TSX at November 30, 2011 (C$3.05) with the following assumptions: volatility 61%, risk-free interest rate 0.47%, expected life 10.0 years, and no dividend yield.

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

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	C$850 Nil C$1,700	12,300 Nil Nil	C$37,515 Nil Nil
Kenneth Keirstead	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	C$850 Nil C$1,700	Nil Nil Nil	Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	C$850 Nil C$1,700	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2011 (C$3.05) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2011 and granted December 1, 2011.

(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2011 (C$3.05) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	C$958	Nil	Nil
Kenneth Keirstead	C$958	N/A	Nil
Bahadur Madhani	C$958	N/A	Nil

 Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on November 30, 2011 (C$3.05) and the exercise price.

(2)
The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company.  The premium payable by the Company for the period from October 25, 2011 to October 25, 2012 is $89,800.

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

Audit Committee Charter

The charter of the Audit Committee can be found on the Company’s website at www.intellipharmaceutics.com.

Composition of the Audit Committee

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation) and satisfies the independence criteria of Rule 10A3-(b)(1) under the U.S. Exchange Act.  The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the United States Securities and Exchange Commission (the “SEC”) rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(2)(A), NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.”  The Board has determined that Mr. Madhani qualifies as an audit committee financial expert under the applicable SEC rules and as financially sophisticated under the applicable NASDAQ rules.

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

Dr. Eldon Smith has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited, Aston Hill Financial Inc., and Resverlogix Corp.

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

•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators; and

•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board (“FASB”) or Canadian Institute of Chartered Accountants), or other regulatory or standard setting bodies.

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

c.	Commodity Tax Services

•	Assistance regarding Goods and Services Tax/Harmonized Sales Tax/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;

•	Financial information systems design and implementation;

•	Appraisal or valuation services for financial reporting purposes;

•	Actuarial services for items recorded in the financial statements;

•	Internal audit outsourcing services;

•	Management functions;

•	Human resources;

•	Certain corporate finance and other services;

•	Legal services; and

•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held five meetings during the period from December 1, 2010 to November 30, 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2011 for filing with the Canadian provincial securities commissions and the SEC.

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

Compensation Committee Mandate and Purpose

The Compensation Committee of the Board is a standing committee of the Board whose primary function is to assist the Board in fulfilling its responsibilities relating to:

•
the development, review and periodic approval of the Company's compensation philosophy that attracts and retains key executives and employees, while supporting the overall business strategy and objectives and links compensation with business objectives and organizational performance;

•	evaluate and approve all compensation of executive officers including salaries, bonuses and equity compensation that are required to be determined;

•	review the Company's Option Plan, the employee RSU plan and the DSU plan on an annual basis;

•	review and make recommendations to the Board on compensation payable to senior officers of the Company to be hired subsequent to the adoption of the Charter; and

•	produce a report annually on executive officer compensation for inclusion in the proxy circular of the Company.

Compensation Committee Charter

The charter of the Compensation Committee can be found on the Company’s website at www.intellipharmaceutics.com.

Composition of the Compensation Committee

The Compensation Committee is composed of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and is a director of the Company. All of the members shall be "independent" as such term is defined in applicable securities legislation. In no case shall a member be a current employee or immediate family member of a current employee. The members of the Compensation Committee have selected a Chair from amongst themselves, being Dr. Eldon Smith.

Corporate Governance Committee Mandate and Purpose

The Corporate Governance Committee of the Board is a standing committee of the Board whose primary function is to assist the Board in dealing with the corporate governance matters described in the Charter.

Corporate Governance Committee Charter

The charter of the Corporate Governance Committee can be found the Company’s website at www.intellipharmaceutics.com.

Composition of the Corporate Governance Committee

The Corporate Governance Committee is composed of three directors, two of whom shall be “independent” as such term is defined in applicable securities legislation. Kenneth Keirstead and Dr. Eldon Smith is each considered independent and is a director of the Company. John Allport, an officer of the Company, is not considered independent and is a director of the Company. The members of the Corporate Governance Committee have selected a Chair from amongst themselves, being Kenneth Keirstead.

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2011	November 30, 2010	November 30, 2009
Research Employees	24	19	16
Administrative Employees	9	10	7

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory. For each of the last three fiscal years, all employees of the Company were employed at the Company’s offices in Toronto. In February 2012, the Company appointed its first U.S. employee in its U.S. subsidiary, IPC Ltd.

E.	Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of May 10, 2012.

Name	Position with the Company	Number of Shares Owned	Percentage of common shares owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751 (1)	33.79%	2,763,940 300,000	$3.62 3.27	10/09/2014 16/02/2022	1,381,970 200,000	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751 (1)	33.79%	2,763,940 300,000	3.62 3.27	10/09/2014 16/02/2022	1,381,970 200,000	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.62%	250,000	3.27	16/02/2022	175,000	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	17,731	0.10%	10,000 5,000 25,000	2.88 2.88 3.25	22/10/2019 30/11/2016 30/11/2016	12,500	15,495	N/A

Kenneth Keirstead	Director of the Company	Nil		10,000 5,000 25,000	2.88 2.88 3.25	22/10/2019 30/11/2016 30/11/2016	12,500	Nil	N/A
Bahadur Madhani	Director of the Company	4,007	0.02%	10,000 5,000 25,000	2.88 2.88 3.25	22/10/2019 30/11/2016 30/11/2016	12,500	Nil	N/A
Shameze Rampertab	Vice President Finance and Chief Financial Officer of the Company	5,000	0.03%	60,000 40,000	2.62 3.27	29/11/2020 16/02/2022	30,000	N/A	Nil
Totals		6,135,047	34.56%	3,558,940			2,024,470	15,495	Nil
Notes:

(1)
2,763,940 performance-based options held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust, 300,000 stock options held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B. For Non-Management Directors 10,000 options with an exercise price of C$2.88 expire October 22, 2019 and 5,000 options with an exercise price of C$2.88 expire November 30, 2015

As of May 10, 2012, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,135,047 common shares, representing approximately 34.6% of the issued common shares of the Company and as a group beneficially owned 8,159,517 common shares (including common shares issuable upon the exercise of options that are held by the directors and executive officers that are exercisable within 60 days of the date hereof), representing approximately 41.3% of the common shares of the Company.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”).  Certain Named Executive Officers have been issued options under such plan.  The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers. No other performance-based options have been granted to any other Named Executive Officer.

Employee Stock Option Plan

The Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Transaction approved by the shareholders of IPC Ltd., our predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.  Grants are determined based on individual and aggregate performance determined by the Board.

The key features of the Option Plan are as follows:

•	The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the Board.

•
The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of a an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.

•
There are no restrictions on the maximum number of options which may be granted to insiders of the Company other than not more than 1% of the total common shares outstanding on a non-diluted basis can be issued to non-executive directors of the Company pursuant to options granted under the Option Plan and the value of any options granted to any non-executive director of the Company, shall not, on an annual basis, exceed $100,000.

•
The Board determine the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of common shares at the time the option is granted.  “Market price” means the volume weighted average trading price of common shares on the TSX, or another stock exchange where the majority of the trading volume and value of common shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.

•	Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

•
The period of time during which a particular option may be exercised is determined by the Board, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.

•
If an option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.

•	Options may terminate prior to expiry of the option term in the following circumstances:

•	on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and

•
if an optionee ceases to be a director, officer, employee or consultant of the Company for any reason other than death, including receipt of notice from the Company of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), options vested as at the date of termination are exercisable until the earlier of 120 days following such date and expiry of the option term, subject however to any contract between the Company and any employee relating to, or entered into in connection with, the employment of the employee or between the Company and any director with respect to his or her directorship or resignation there from (an “Employment Contract”), any contract between the Company and any consultant relating to, or entered into in connection with, services to be provided to the Company (a “Consulting Contract”) or any other agreement to which the Company is a party with respect to the rights of such person upon termination or change in control of the Company.

•	Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

•
If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding common shares of the Company, then all options outstanding become immediately exercisable in order to permit common shares issuable under such options to be tendered to such bid.

•
If there is a consolidation, merger, amalgamation or statutory arrangement involving the Company, separation of the business of the Company into two or more entities or sale of all or substantially all of the assets of the Company to another entity, the optionees will receive, on exercise of their options, the consideration they would have received had they exercised their options immediately prior to such event.  In such event and in the event of a securities exchange take-over bid, the Board may, in certain circumstances, require optionees to surrender their options if replacement options are provided. In the context of a cash take-over bid for 100% of the issued and outstanding common shares of the Company, optionees may elect to conditionally surrender their options or, if provided for in an agreement with the offeror, automatically exchange their options for options of the offeror.

•
The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:

•	not adversely alter or impair any option previously granted;

•	be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•	not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Option Plan or option would:

(i)	reduce the exercise price of an option held by an insider of the Company;

(ii)	extend the term of an option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

(iii)	increase the fixed maximum percentage of common shares issuable under the Option Plan; or

(iv)	amend the amendment provision of the Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required.  Amendments to the Option Plan not requiring shareholder approval may for example include, without limitation:

•
amendments of a “housekeeping nature”, including any amendment to the Option Plan or an option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

•	changes to the exercise price of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of a option held by an insider of the Company;

•	amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

•	changes amending or modifying any mechanics for exercising an option;

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

The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.

The 1,775,163 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at May 10, 2012.  Of the options authorized for issuance under the Option Plan, a total of 1,376,818 have been issued, representing 7.8% of the shares issued and outstanding as of May 10, 2012.  As of May 10, 2012, 25,000 options have been exercised under the Plan.

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

•	the RSU Plan. By the terms of the RSU Plan, Dr. Isa Odidi and Dr. Amina Odidi are specifically not eligible to participate.

•
The RSU Plan is administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the RSU Plan.

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

•
Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:

•	not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the TSX;

•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the RSU Plan or RSUs would:

(i)
allow for the assignment or transfer of any right under the RSU Plan or a RSU awarded pursuant to the provisions of the RSU Plan other than as provided for under the assignability provisions in the RSU Plan;

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

(i)
be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;

(iii)	change any termination provision in any RSU;

(iv)
introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

(v)	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;

(vi)	change the application of the adjustment provisions of the RSU Plan or the change of control provisions of the RSU Plan; or

(vii)	change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 330,000 common shares that are currently authorized under the RSU Plan represent approximately 1.9% of the Company’s common shares issued and outstanding as at May 10, 2012. There are no RSUs outstanding as of May 10, 2012.

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

•
Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the Toronto Stock Exchange) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant’s account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day.

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

•
Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:

•
not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan; be subject to any regulatory approvals including, where required, the approval of the TSX; be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the DSU Plan or DSU would:

(i)
allow for the assignment or transfer of any right under the DSU Plan or a DSU credited pursuant to the provisions of the DSU Plan other than as provided for under the assignability provisions in the DSU Plan;

(ii)	increase the fixed maximum number of common shares which may be issued pursuant to the DSU Plan; or

(iii)	amend the amendment provisions of the DSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:

(i)
be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a

(ii)	DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(iii)
introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

(iv)	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;

(v)	change the application of the adjustment provisions of the DSU Plan; or

(vi)	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized under the DSU Plan represent approximately 0.6% of the Company’s common shares issued and outstanding as at May 10, 2011. The total of 10,250 DSUs that have been authorized for issuance for the period ended November 30, 2011 represent common share rights that comprise less than 0.1% of the common shares issued and outstanding as at May 10, 2012. As at May 10, 2012, 15,495 DSUs have been issued under the DSU Plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

On March 15, 2012 we completed a registered direct common share offering resulting in a significant change in the percentage ownership of our principal shareholder, Odidi Holdings Inc., a private company controlled by Drs. Isa and Amina Odidi. Odidi Holdings Inc. owns 5,997,751 common shares representing a decrease to approximately 33.79% of our issued and outstanding common shares of the Company subsequent to the offering.  As a result of the offering, Hambrecht and Quest Capital Management LLC we believe beneficially own 1,735,000 common shares representing 9.77% of the issued and outstanding common shares of the Company. As part of the February 1, 2011 private placement financing, the March 15, 2012 registered direct common share offering and open market purchases, Broadfin Capital, LLC we believe beneficially owns 1,728,221 common shares representing 9.74% of the issued and outstanding common shares of the Company. To our knowledge, there has been no other significant change in the percentage ownership of common shares in the Company during the past three years involving any party owning more than 5% of our common shares. To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As at March 31, 2012, there were a total of 393 holders of record of our common shares, of which 86 were registered with addresses in the United States holding in the aggregate approximately 59.53% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.	Related Party Transactions

As at November 30, 2011 and February 29, 2012, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of approximately $0.8 million. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp. following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by any Intellipharmaceutics company from any offering of its securities, (other than the proceeds from the transaction completed on February 1, 2011 and on March 15, 2012) following the effective date and/or amounts received by IPC Corp. for scientific research tax credits received after the effective date for research expenses of IPC Corp. incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2011, the related party loan was decreased by $801,551 (C$817,822) and an interest payment of $163,099 (C$166,410) of the promissory note was paid in accordance with the terms of the IPC Arrangement Agreement.

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

Legal Proceedings and Regulatory Actions

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at April 30, 2012, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par, Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not in any event infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR® (quetiapine fumarate extended-release) tablets. AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012. To the Company’s knowledge, at this time, no appeal has been taken from that dismissal.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York., to preserve their right to a 30 month stay of possible approval of the Company’s generic version of Seroquel XR® by the FDA should the Company’s challenge of jurisdiction in New Jersey be successful. That matter was subsequently stayed on consent pending the result of the jurisdictional challenge in New Jersey. Following the successful jurisdictional challenge in New Jersey, the stay in New York was lifted automatically, and the litigation continues at this time in the pleadings stage.

On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR® (quetiapine fumarate extended-release) tablets. The Company has now filed its Answer to that Complaint, and it is anticipated that this lawsuit will be consolidated with the one above-noted, and that they will proceed together in the United States District Court for the Southern District of New York.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuits.

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

Item 9. Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low closing prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
	High	Low	High	Low
Annual
2011	6.12	2.30	6.05	2.21
2010	5.05	1.41	5.36	1.50
2009 (partial)	5.00	1.40	6.10	1.52
Quarterly
2012
First quarter	3.82	2.41	3.55	2.53
2011
Fourth quarter	3.50	2.66	3.59	2.43
Third quarter	4.35	2.50	4.20	2.21
Second quarter	5.25	2.87	5.04	2.76
First quarter	6.12	2.30	6.05	2.41
2010
Fourth quarter	3.26	2.11	3.35	2.20
Third quarter	3.30	2.05	3.39	2.15
Second quarter	5.05	1.45	5.36	1.50
First quarter	2.63	1.41	2.66	1.50
2009
Fourth quarter (partial)	5.00	1.40	6.10	1.52

	NASDAQ (U.S.$)		TSX (C$)
	High	Low	High	Low
Most recent 6 months
April 2012	2.99	2.64	2.89	2.62
March 2012	3.15	2.75	3.38	2.61
February 2012	3.82	2.95	3.55	3.00
January 2012	3.10	2.41	3.10	2.53
December 2011	3.15	2.51	3.25	2.55
November 2011	3.50	2.66	3.59	2.75

Item 10. Additional Information

A.  Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2011, 15,908,444 common shares and no preference shares were issued and outstanding. As at May 10, 2012, there were 17,751,626 common shares and no preference shares issued and outstanding.

The reason for the increase in common shares issued was that (i) on March 15, 2012 we completed a registered direct common share offering for gross proceeds of $5,000,000 in which the Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share and (ii) on February 1, 2011, we completed a private offering of investment Units for gross proceeds of $12,000,000 (the “Private Placement”), each Unit consisting of one common share, a five-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share (“Class A Warrants”) and a two-year warrant to purchase one-half of a common share at an exercise price of $2.50 per whole share (“Class B Warrants”).  Pursuant to the Securities Purchase Agreements, we issued to the investors a total of 4,800,000 common shares, Class A Warrants to purchase an aggregate of 2,400,000 common shares of the Company, and Class B Warrants to purchase an aggregate of 2,400,000 common shares of the Company.

Common Shares

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares of the Company are entitled to receive, as and when declared by the Board, dividends in such amounts as shall be determined by the Board.  The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The Board will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Warrants

At November 30, 2011, there were 4,659,275 common shares issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $4.88 per common share.

As of May 10, 2012, there were 4,634,275 common shares issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $4.90 per common share.

Options

At November 30, 2011, there were 3,216,953 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $5.33 per common share. As at November 30, 2011, up to 1,137,831 additional common shares were reserved for issuance under our Option Plan.

				Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weightedaverage grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	3,167,167	3.60	3.40	1.65	1,536,029	3.58	1.66
5.01 - 7.50	5,528	5.43	4.00	0.01	5,528.00	5.43	0.01
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,065	39.52	5.82	31.02	36,065	39.52	31.02
300.00 - 500.00	3,971	331.15	4.31	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	1.29	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	2.45	709.18	33	1,149.13	709.18
	3,216,954	5.33			1,585,816	7.11

As of May 10, 2012, there were 4,154,092 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $4.86 per common share. As at May 10, 2012, up to 385,011 additional common shares were reserved for issuance under our Option Plan.

Deferred Share Units

At November 30, 2011, there were 10,250 DSUs issued to one non-management director.  As of May XX, 2012, there were 15,495 DSUs issued to one non-management director.

Registration Rights

The February 1, 2011 Private Placement issuance of the Units was exempt from registration under the U.S. Securities Act pursuant to Regulation D and Section 4(2) and/or Regulation S thereof and such other available exemptions. As such, the common shares, the warrants, and the common shares underlying the warrants may not be offered or sold in the United States unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

In connection with the Private Placement, we agreed to file a registration statement on Form F-3 (“Registration Statement”) within 40 days after the closing and use our best efforts to have it declared effective within 150 days after the closing to register (i) 100% of the common shares issued in the Private Placement; and (ii) 100% of the common shares underlying the investor warrants issued in the Private Placement (collectively, the “Registrable Securities”).

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

The securities shall cease to be Registrable Securities for so long as (i) they have been sold (A) pursuant to a registration statement; or (B) in accordance with Rule 144 or any other rule of similar effect; or (ii) such securities become eligible for resale without volume or manner-of-sale restrictions, and when either the Company is compliant with any current public information requirements pursuant to Rule 144 or the current public information requirements no longer apply.

Each investor has the right, up to February 1, 2013, to participate in any subsequent issuance by the Company of common shares or common share equivalents for cash consideration, indebtedness or a combination of units (“Subsequent Financing”), up to an amount to maintain their percentage ownership interest in the Company immediately prior to the Subsequent Financing following such Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing.

Prior Sales

On February 1, 2011, the Company completed a private offering of 4,800,000 units for gross proceeds of $12,000,000.  Each unit consisted of one common share, a five year warrant to purchase one half of  a common share at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of a  common share at an exercise price of $2.50 per whole share. In conjunction with the private placement, the Company issued 96,000 placement agent warrants with a term of three years and an exercise price of $3.125 per share.

On March 15, 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000.  The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share.

B.  Articles and By-laws

 The Company was formed under the Canada Business Corporations Act (the “CBCA”) by articles of arrangement dated October 22, 2009 (the “Articles”) in the IPC Arrangement Transaction discussed in Item 15.  The Company is the successor issuer to Vasogen Inc. for reporting purposes under the U.S. Exchange Act.  The authorized share capital of the Company consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series.

Provisions as to the modification, amendment or variation of rights and provisions of each class of shares are contained in the CBCA and the regulations promulgated thereunder. Certain fundamental changes to the Articles will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) certain amendments to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the CBCA (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

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

Other

There is no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, there are disclosure requirements pursuant to applicable Canadian law.

There are no provisions in either the Company’s Articles or By-Law No. 1 that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company.

C.  Material Contracts

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding this annual report, are:

•	the IPC Arrangement Agreement (described above in Item 4.A);

•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions;

•
the amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company; and

•
the escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement. In accordance with the escrow agreement, the escrow securities were fully released from escrow in August 2011.

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

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). As discussed below, however, a U.S. Holder may be able to mitigate these consequences by making a timely and effective election to treat the Company as a qualified electing fund (a “QEF Election”) or by making a timely and effective mark-to-market election with respect to its common shares (a “Mark-to-Market Election”).

For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which, applying the relevant look-through rules, either:

•	at least 75% of its gross income for the taxable year consists of specified types of “passive” income (referred to as the “income test”); or

•
at least 50% of the average value of its assets during the taxable year is attributable to certain types of assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

For purposes of the income and asset tests, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received its proportionate share of the income of that other corporation. Also, for purposes of the income and asset tests, passive income does not include any income that is an interest, dividend, rent or royalty payment if it is received or accrued from a related person to the extent that amount is properly allocable to the active income of the related person. Under applicable attribution rules, if Intellipharmaceutics is a PFIC, U.S. Holders of common shares will be treated as holding stock of Intellipharmaceutics’ subsidiaries that are PFICs in certain circumstances. In these circumstances, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences for U.S. Holders under the PFIC rules.

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2011 taxable year and expect that we will not be a PFIC during our 2012 taxable year. However, the tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year. Absent one of the elections described below, if the Company is a PFIC for any taxable year during which a U.S. Holder holds the Company’s common shares, the Company generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether the Company ceases to meet the PFIC tests in one or more subsequent years. Unless otherwise provided by the IRS, a U.S. Holder of common shares is generally required to file an information return annually to report its ownership interest in the Company during any year in which the Company is a PFIC.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

The “No Election” Alternative – Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a U.S. Holder has held common shares and that Holder has not made a QEF Election or a Mark-to-Market Election, special rules may subject that Holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

•	the gain, if any, realized on such disposition will be allocated ratably over the U.S. Holder’s holding period;

•	the amount of gain allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

•	the amount of gain allocated to each of the other taxable years will be subject to tax at the highest ordinary income tax rate in effect for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the Holder even after we cease to meet the definition of a PFIC, unless the Holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An “excess distribution,” in general, is any distribution on common shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that Holder in the three preceding taxable years or, if shorter, that Holder’s holding period for common shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 15% rate for such income currently in effect. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

The QEF Election Alternative

A U.S. Holder who elects (an “Electing U.S. Holder”) in a timely manner to treat Intellipharmaceutics as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of (a) Intellipharmaceutics’ ordinary earnings, as ordinary income, and (b) Intellipharmaceutics’ net capital gains, as long-term capital gain. An Electing U.S. Holder will generally be subject to U.S. federal income tax on such amounts for each taxable year in which we are classified as a PFIC, regardless of whether such amounts are actually distributed to the Electing U.S. Holder. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of U.S. federal income tax on such amounts, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge.

A U.S. Holder may make a QEF Election only if the Company furnishes the U.S. Holder with certain tax information.  If the Company should determine that it is a PFIC, it is anticipated that it will attempt to timely and accurately disclose such information to its U.S. Holders and provide U.S. Holders with information reasonably required to make such election.

A U.S. Holder that makes a QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in his, her or its common shares to reflect the amount included in income (resulting in an increase in basis) or allowed as a tax-free distribution (resulting in a decrease in basis) because of the QEF Election.

Similarly, if any of our subsidiaries were classified as PFICs, a U.S. Holder that makes a timely QEF Election with respect to any of our subsidiaries would be subject to the QEF rules as described above with respect to the Holder’s pro rata share of the ordinary earnings and net capital gains of any of our subsidiaries. Earnings of Intellipharmaceutics (or any of our subsidiaries) attributable to distributions from any of our subsidiaries that had previously been included in the income of an Electing U.S. Holder under the QEF rules would generally not be taxed to the Electing U.S. Holder again.

Upon the sale or other disposition of common shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is more than one year, otherwise it will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s gain realized upon the disposition of shares generally will be treated as U.S. source income, and losses from the disposition generally will be allocated to reduce U.S. source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury Regulations. Generally, the QEF Election must be made by filing the appropriate QEF election documents at the time such U.S. Holder timely files its U.S. federal income tax return for the first taxable year of the Company during which it was, at any time, a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, procedure for making, and consequences of a QEF Election with respect to the Company.

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock (as defined for these purposes), a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually. Consequently, the U.S. Holder will generally recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the Holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the net mark-to-market gain that the Holder has included pursuant to the election in prior tax years. Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income. The electing U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts.

For purposes of making this election, stock of a foreign corporation is “marketable” if it is “regularly traded” on certain “qualified exchanges”. Under applicable Treasury Regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to Section 11A of the U.S. Exchange Act, and certain foreign securities exchanges. Currently, our common shares are traded on a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is “regularly traded” on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Special rules apply if an election is made after the beginning of the taxpayer’s holding period in PFIC stock.

To the extent available, a mark-to-market election applies to the taxable year in which such mark-to-market election is made and to each subsequent taxable year, unless the Company’s common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  In addition, a U.S. Holder that has made a Mark-to-Market Election does not include mark-to-market gains, or deduct mark-to-market losses, for years when the Company ceases to be treated as a PFIC.

The mark-to-market rules generally do not appear to prevent the application of the excess distribution rules in respect of stock of any of our subsidiaries in the event that any of our subsidiaries were considered PFICs. Accordingly, if Intellipharmaceutics and any of our subsidiaries were both considered PFICs and a U.S. Holder made a Mark-to-Market Election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned shares of subsidiary stock.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF, PROCEDURES FOR MAKING, AND CONSEQUENCES OF A QEF ELECTION OR MARK-TO-MARKET ELECTION WITH RESPECT TO THE COMPANY’S COMMON SHARES.

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of.  A U.S. Holder’s tax basis in common shares generally will be such Holder’s U.S. dollar cost for such common shares.

Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year. The long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income other than qualified dividend income, as defined above. Currently, the long-term capital gains rate is 15%, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. After 2012, the maximum rate on long-term capital gains is scheduled to be 20%. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change and prospective U.S. Holders should consult their tax advisors.  The deductibility of losses may be subject to limitations.

Warrants

Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a warrant upon exercise of such warrant to acquire Stock of the Company.  A U.S. Holder’s tax basis in a warrant will generally be the amount of the purchase price that is allocated to the warrant.  Upon exercise of a warrant, the tax basis of the new stock would be equal to the sum of the tax basis of the warrants in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the new stock would begin on the date that the warrants are exercised. If a warrant lapses without exercise, the Holder will generally realize a capital loss equal to its tax basis in the warrant.  Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of warrants.

Additional Considerations

Tax-Exempt Investors

Special considerations apply to U.S. persons that are pension plans and other investors that are subject to tax only on their unrelated business taxable income. Such a tax-exempt investor’s income from an investment in our common shares generally will not be treated as resulting in unrelated business taxable income under current law, so long as such investor’s acquisition of common shares is not debt-financed. Tax-exempt investors should consult their own tax advisors regarding an investment in our common shares.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will generally be required to pay a 3.8% Medicare surtax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which, in the case of individuals, will generally be between U.S.$125,000 and U.S.$250,000 depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” may generally include, among other items, certain interest, dividends, gain, and other types of income from investments, minus the allowable deductions that are properly allocable to that gross income or net gain.   U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting

In general, U.S. Holders of common shares are subject to certain information reporting under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company.  Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally U.S.$50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

In addition, in certain circumstances, a U.S. Holder of common shares who disposes of such common shares in a transaction resulting in the recognition by such Holder of losses in excess of certain significant threshold amounts may be obligated to disclose its participation in such transaction in accordance with the Treasury Regulations governing tax shelters and other potentially tax-motivated transactions or tax shelter regulations. Potential purchasers of common shares should consult their tax advisors concerning any possible disclosure obligation under the tax shelter rules with respect to the disposition of their common shares.

Backup Withholding

Generally, information reporting requirements will apply to distributions on the Company’s common shares or proceeds on the disposition of the Company’s common shares paid within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders.  Such payments will generally be subject to backup withholding tax at the rate of 28% (increasing to 31% for payments made after December 31, 2012) if: (a) a U.S. Holder fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number to the payor (generally on Form W-9), as required by the Code and Treasury Regulations, (b) the IRS notifies the payor that the U.S. Holder’s taxpayer identification number is incorrect, (c) a U.S. Holder is notified by the IRS that it has previously failed to properly report interest and dividend income, or (d) a U.S. Holder fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the backup withholding rules.

Canadian Federal Income Tax Considerations

Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s common shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada – United States Income Tax Convention (the “Treaty”) and at all relevant times, is resident in the United States and was not and is not resident in Canada nor deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the Company’s common shares as capital property, does not use or hold and is not deemed to use or hold the Company’s common shares in or in the course of carrying on business in Canada and who otherwise qualifies for the full benefit of the Treaty (a “United States Holder”).  Special rules which are not discussed in this summary may apply to a United States Holder that is a financial institution, as defined in the Canadian Tax Act, or an insurer whom the Company’s common shares are designed as insurance property.

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

This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company’s common shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made.  Accordingly, prospective purchasers and holders of the Company’s shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on the Company’s Common Shares

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

Pursuant to the Treaty, certain tax-exempt entities that are United States Holders may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company’s common shares.

Disposition of the Company’s Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s common shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Tax Act.  Generally, the shares of a corporation resident in Canada will not be taxable Canadian property of a United States Holder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition, more than 50% of the value of the Company’s common shares was derived directly or indirectly from properties that are “real or immovable properties”, “Canadian resource properties”, or “timber resource properties”, within the meaning of the Canadian Tax Act.  The value of the Company’s common shares is not now, and is not expected to be in the future, derived more than 50% from any of these properties.  Consequently, any gain realized by a United States Holder upon the disposition of the Company’s common shares should be exempt from tax under the Canadian Tax Act.

F.  Dividends and Paying Agents

Not Applicable.

G.  Statement by Experts

Not Applicable.

H.  Documents on Display

Copies of the documents referred to in this annual report may be inspected, during normal business hours, at the Company’s headquarters located at 30 Worcester Road, Toronto, Ontario, M9W 5X2, Canada.

We are required to file reports and other information with the SEC under the U.S. Exchange Act. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities located at 100 F Street, N.E. in Washington D.C. The SEC also maintains a website at http://www.sec.gov that contains certain reports and other information that we file electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.  Subsidiary Information

See Item 4.C of this annual report.

Item 11. Qualitative and Quantitative Disclosures about Market Risk

Interest rate and credit risk

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2011	November 30, 2010
	$	$
Total accounts receivable	3,383	1,619
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Not past due	1,122	536
Past due for more than 31 days but no more than 60 days	1,096	539
Past due for more than 61 days but no more than 90 days	1,165	544
Past due for more than 91 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2011, two customers accounted for 98% and 2% of revenue of the Company and 100% of accounts receivable of the Company. In the fiscal year ended November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10%, respectively, of net revenue of the Company and one customer accounted for 100% of accounts receivable.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2011		November 30, 2010
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.	1.00	1.0203	1.00	1.0266
	$	$	$	$
Assets
Cash	569,399	580,958	386,038	396,306
Accounts receivable	-	-	-	-
Investment tax credits	349,861	356,963	814,059	835,713
	919,260	937,921	1,200,097	1,232,019
Liabilities
Accounts payable	382,427	390,190	378,660	388,732
Accrued liabilities	327,838	334,493	301,776	309,803
Employee cost payable	259,324	264,588	103,006	105,746
Capital lease	43,382	44,263	13,229	13,582
Due to related party	757,126	772,496	1,635,842	1,679,355
	1,770,097	1,806,030	2,432,513	2,497,218
Net exposure	(850,837)	(868,109)	(1,232,416)	(1,265,199)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2011:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	554,210	-	-	-	-
Accrued liabilities	436,154	-	-	-	-
Employee cost payable	736,073	-	-	-	-
Lease obligations	10,261	10,641	11,035	11,446	95,206
Due to related party	757,126	-	-	-	-
	2,493,824	10,641	11,035	11,446	95,206

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2011 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2011. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of November 30, 2011.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2011. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2011.

Attestation of Internal Control Over Financial Reporting

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management's report is not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002

Item 16A.  Audit Committee Financial Expert.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(3), NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.”  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the NASDAQ rules.

In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

Item 16B.  Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented. It may be viewed on our website at www.intellipharmaceutics.com.  During the year ended November 30, 2011, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.  Principal Accountant Fees and Services.

Our auditor is Deloitte & Touche LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Deloitte provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by Deloitte is compatible with Deloitte maintaining its independence.

The aggregate amounts billed by our auditors to us for the years ended November 30, 2011 and 2010 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended November 30, 2011	Year Ended November 30, 2010
Audit Fees (1)	C$162,105	C$120,000
Audit-Related Fees (2)	75,293	45,000
Tax Fees (3)	118,471	33,600
All Other Fees (4)	60,408	25,150

Total Fees	C$416,277	C$223,750
Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.
(2)	Audit-related fees consist of reviews of quarterly interim financial statements and consultation on accounting and disclosure treatments.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)	All other fees include accounting related matters, Form 20-F, Form F-3, base shelf prospectus activities and internal control reviews.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2011 and 2010, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Item 16F.  Changes in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance.

The Company is the successor issuer to Vasogen Inc. for reporting purposes under the U.S. Exchange Act.  Our common shares are currently listed on the TSX and quoted for trading on NASDAQ under the symbols “I” and “IPCI”, respectively.  Our shares began trading on October 22, 2009, when the IPC Arrangement Agreement with Vasogen was completed.

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

Disclosure of Waivers of Code of Business Conduct and Ethics:  Domestic U.S. NASDAQ listed companies are required under NASDAQ Rule 5610 to disclose any waivers of their codes of conduct  for directors or executive officers in a Form 8-K within four business days. As a foreign private issuer we are required to disclose any such waivers either in a Form 6-K or in the Company’s next Form 20-F or 40- F.

Item 16H.  Mine Safety Disclosure.

Not applicable.

PART III.

Item 17   Financial Statements

See Item 18 below.

Item 18   Financial Statements

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2011, 2010, and 2009

Intellipharmaceutics International Inc.
November 30, 2011, 2010, and 2009

Deloitte & Touche LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca
Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the "Company") as at November 30, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency), and cash flows for the years ended November 30, 2011 and 2010 and the 11 month period ended November 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2011 and 2010, and the results of its operations and its cash flows for the years ended November 30, 2011 and 2010 and, the 11 month period ended November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 7, 2012

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2011 and 2010
(Stated in U.S. dollars)

	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	4,817,088	789,136
Accounts receivable	3,383	1,619
Investment tax credits	349,861	1,184,345
Prepaid expenses, sundry and other assets	124,982	142,379
	5,295,314	2,117,479

Deferred offering cost (Note 10)	-	224,673
Property and equipment, net (Note 5)	951,914	925,554
	6,247,228	3,267,706

Liabilities
Current
Accounts payable	554,210	612,957
Accrued liabilities (Note 6)	436,154	321,030
Employee cost payable (Note 8)	736,073	575,625
Current portion of capital lease obligations (Note 9)	43,383	13,230
Due to related parties (Note 7)	757,126	1,635,842
	2,526,946	3,158,684

Deferred revenue	107,091	8,905
Capital lease obligations (Note 9)	95,206	-
Warrant liability (Note 14)	6,611,015	7,161
	9,340,258	3,174,750

Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,908,444 common shares (2010 - 10,907,054)	147,152	16,969

Additional paid-in capital	20,822,672	19,369,005
Accumulated other comprehensive loss	(115,035)	(225,476)
Deficit	(23,947,819)	(19,067,542)
	(3,093,030)	92,956
Contingencies (Note 16)
	6,247,228	3,267,706

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
__________________________________	__________________________________
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2011, 2010 and 11 months ended
November 30, 2009
(Stated in U.S. dollars)

	2011 (12 months) (Notes 1 and 2)	2010 (12 months) (Notes 1 and 2)	2009 (11 months) (Notes 1 and 2)
	$	$	$

Revenue
Research and development	501,814	1,459,385	630,179
	501,814	1,459,385	630,179

Expenses
Research and development	5,125,608	4,533,310	1,937,456
Selling, general and administrative	2,925,454	2,699,204	975,197
Depreciation	227,456	242,778	344,768
Write-down on long lived assets (Note 5)	-	36,481	-
	8,278,518	7,511,773	3,257,421

Loss from operations	(7,776,704)	(6,052,388)	(2,627,242)
Fair value adjustment of derivative liabilty (Note 14)	5,346,878	223,782	286,983
Financing expense (Note 10)	(2,357,732)	-	-
Net foreign exchange (loss) gain	(70,036)	138,949	587,642
Interest income	60,790	27,001	1,822
Interest expense	(83,473)	(98,435)	(87,940)
Loss	(4,880,277)	(5,761,091)	(1,838,735)
Other comprehensive income (loss)
Foreign exchange translation adjustment	110,441	116,368	(727,491)
Comprehensive loss	(4,769,836)	(5,644,723)	(2,566,226)

Loss per common share, basic and diluted	(0.33)	(0.53)	(0.19)

Weighted average number of common shares outstanding, basic and diluted	14,994,118	10,907,054	9,512,131

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009

(Stated in U.S. dollars - Notes 1 and 2)

	Number	Common shares Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$

Balance, December 31, 2008	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Shares issued as compensation	52,356	95	394,764	-	-	394,859
Share cancellation (Note 10b)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with acquisition	-	-	161,833	-	-	161,833
Share issuance cost	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on acquisition (Note 4)	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $Nil)	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	(1,838,735)	(1,838,735)
	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014
Adjustment for rounding of shares exchanged under the transaction described in Note 1	(3)	-	-	-	-	-
Balance, November 30, 2009	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost (Note 10a)	-	-	68,328	-	-	68,328
Stock options to broker	-	-	13,711	-	-	13,711
Stock options to employees	-	-	964,016	-	-	964,016
Stock options to non-management board members	-	-	59,610	-	-	59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	116,368	-	116,368
Loss	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)

Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares (Note 10c)	4,800,000	-	-	-	-	-
Shares issued for options exercised (Note 11)	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	674,746	-	-	674,746
Stock options to non-management board members	-	-	27,714	-	-	27,714
DSU's to non-management board members (Note 12)		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants (note 14)			755,124	-	-	755,124
Other comprehensive gain (net of tax - $Nil)	-	-	-	110,441	-	110,441
Loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	130,183	1,453,667	110,441	(4,880,277)	(3,185,986)
Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(Stated in U.S. dollars)

	2011 (12 months)	2010 (12 months)	2009 (11 months)

	$	$	$
Loss	(4,880,277)	(5,761,091)	(1,838,735)
Items not affecting cash
Depreciation	227,456	242,778	344,768
Stock-based compensation (Notes 10 & 11)	702,461	1,023,626	18,529
Deferred share units (Note 12)	33,101	12,426	-
Interest accrual	7,739	95,113	82,381
Investment tax credit written off (Note 19)	-	26,832	-
Fair value adjustment of derivative liability (Note 14)	(5,346,878)	(223,782)	(286,983)
Write down on long lived assets	-	36,481	-
Financing expense (Note 10)	884,587	-	-
Unrealized foreign exchange loss (gain)	203,603	195,361	(669,379)

Change in non-cash operating assets & liabilities
Accounts receivable	(1,764)	3,808	12,042
Investment tax credits	869,406	675,461	(411,228)
Prepaid expenses and sundry assets	17,189	36,776	43,969
Accounts payable and accrued liabilities	203,743	(1,117,563)	(1,631,804)
Deferred revenue	98,186	(1,440,421)	(521,543)
Cash flows used in operating activities	(6,981,448)	(6,194,195)	(4,857,983)

Financing activities
Payments to related parties (Note 7)	(801,551)	(860,703)	-
Receipts from due to related parties	-	-	1,164,367
Repayment of capital lease obligations	(22,452)	(36,317)	(31,363)
Deferred offering cost	-	(9,981)	-
Share issuance costs	-	-	(334,508)
Issuance of common shares on exercise of stock options (Note 11)	93,165	-	-
Proceeds from issuance of shares and warrants, gross (Note 10)	12,000,000	-	-
Cash flows provided from (used in) financing activities	11,269,162	(907,001)	798,496

Investing activity
Purchase of property and equipment	(262,142)	(133,878)	(93,412)
Cash received on acquisition of Vasogen (Note 4)	-	-	11,334,855
Cash flows (used in) provided from investing activities	(262,142)	(133,878)	11,241,443

Effect of foreign exchange gain on cash held in foreign currency	2,380	9,718	(69,677)

Increase (decrease) in cash	4,027,952	(7,225,356)	7,112,279
Cash, beginning of period	789,136	8,014,492	902,213

Cash and cash equivalents, end of period	4,817,088	789,136	8,014,492

Supplemental cash flow information
Interest paid (Note 7)	163,099	104,943	-
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd.”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a publicly traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the TSX and NASDAQ. Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $23,947,819 as at November 30, 2011 (November 30, 2010 and 2009 - $19,067,542 and $13,306,451) respectively. Previously, the Company funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

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

The consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this.  In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market our products or product candidates.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

1.	Nature of operations (continued)

The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd., as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), this transaction is considered to be a continuity of interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital, as described in Note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the arrangement and merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

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

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(b)	Investment tax credits (continued)

The investment tax credits ("ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2011.

Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(c)	Property and equipment

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

(d)	Impairment of long-lived assets

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

(e)	Warrants

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. In addition, the Company also issued warrants as described in Note 10c.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(f)	Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(f)	Revenue recognition (continued)

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

(g)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(h)	Income taxes

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

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock. Share issuance cost incurred in 2010 were deferred and recorded as deferred offering cost in 2010.  These costs were then written off in 2011.

(j)	Translation of foreign currencies

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

(k)	Stock-based compensation

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

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,876,229, 1,687,914, and 828,341 common shares of the Company during fiscal 2011, 2010, and 2009, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2011 and 2010 and the eleven month period ended November 30, 2009 as the effect would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(m)	Comprehensive (loss) income

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

(o)	Future accounting pronouncements

In May 2011, the FASB provided amendments ASU 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(o)	Future accounting pronouncements (continued)

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05.One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

4.	Acquisition

As disclosed in Note 1, in October 2009 the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen. As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximated fair value. The excess of the Vasogen assets acquired over liabilities assumed on the acquisition was recorded as a credit to the additional paid in capital of the Company as follows:

$

Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable and accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

5.	Property and equipment

			November 30, 2011
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	185,662	145,070	40,592
Computer software	39,355	27,808	11,547
Furniture and fixtures	111,255	76,187	35,068
Laboratory equipment	1,941,659	1,264,505	677,154
Leasehold improvements	940,362	927,021	13,341
Laboratory equipment under capital lease	201,622	44,128	157,494
Computer equipment under capital lease	76,093	59,375	16,718
	3,496,008	2,544,094	951,914

			November 30, 2010
	Cost	Accumulated amortization	Carrying value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

5.	Property and equipment (continued)

Depreciation for the year ended November 30, 2011 was $227,456 (November 30, 2010 - $242,778; November 30, 2009 - $344,768). Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2011, the Company recorded no write-down of long-lived assets (2010 - $36,481; 2009 – $Nil).

6.	Accrued liabilities

	November 30, 2011	November 30, 2010
	$	$

Professional fees	307,465	242,107
Other	128,689	78,923
	436,154	321,030

7.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2011	November 30, 2010
	$	$
Promissory note payable to two directors and officers of the Company, unsecured 6% annual interest rate on the outstanding loan balance (i) (2011 - C$774,330; 2010 - C$1,651,188)	729,520	1,608,405
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (2011 - C$28,167; 2010 - C$28,167)	27,606	27,437
	757,126	1,635,842

Interest expense on the promissory note payable to related parties for the year ended November 30, 2011 is $7,493 (November 30, 2010  - $94,055; November 30, 2009 - $85,113) and has been included in the consolidated statement of operations.

(i)
Effective October 22, 2009 (“effective date”), the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2011, $801,551 (C$817,822) (2010 - $755,760) and an interest payment of $163,099 (C$166,410) (2010 - $104,943) in respect of the promissory note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

As described in Note 8 certain salary payable is owing to the two shareholders.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

8.	Employee costs payable

As at November 30, 2011, the Company had $472,619 (November 30, 2010 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $263,454 (November 30, 2010 - $103,006) for other amounts payable to certain employees.

9.	Lease obligations

The Company leases facilities under an operating lease which expires on November 2012.  The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2011:

Year ending November 30, 2011	Capital Lease	Operating Lease

	$	$
2012	60,835	95,188
2013	60,835	-
2014	47,962	-
	169,632	95,188
Less: amounts representing interest at 14%	31,043	-
	138,589	95,188
Less: Current portion	43,383	-
Balance, long-term portion	95,206	95,188

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2011 the Company has 15,908,444 (2010 – 10,907,054) common shares issued and outstanding, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 (2010 - 5,997,751) common shares or approximately 38% (2010 – 55%) of IPC.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the year ended November 30, 2010. In addition as described in Note 11, the Company issued an additional 32,722 broker options related to this transaction.

The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

As described in Note 2(a) the comparative share information has been amended to give effect of the transaction described in Note 1.

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

(c)
On February 1, 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Under U.S. GAAP where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

10.	Capital stock (continued)

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Cdn dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through statement of operations.

The Company incurred financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005 and $655,582 as the cost of the private offering.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 14). The Company recorded the full value of the derivative as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expenses.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the “Employee Stock Option Plan”). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,590,844 based on the number of issued and outstanding common shares as at November 30, 2011. As at November 30, 2011, 453,013 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2011, there were 1,137,831 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at November 30, 2011 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with becoming a publicly traded company in 2009 IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were expired as at November 30, 2011. The fair values of these broker options of $161,833 were recorded as a charge to additional paid-in capital and a charge to share issuance costs in additional paid-in capital.

In the year ended November 30, 2011, 120,000 (2010 – 45,000) stock options to non-management board members and a grant of 208,000 (2010 – 120,000) stock options to employees were granted.

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

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than two years the Company uses its own volatility.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

11.	Options (continued)

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted in 2011 and 2010 and the fair value of broker options granted in 2011 and 2010 was estimated using the following assumptions.

	Broker options		Employee stock options

	2011	2010	2011	2010

Volatility	-	142.3%	63.8%	90.4%
Risk-free interest rate	-	1.5%	0.02%	3.38%
Expected life (in years)	-	1	7.77	6.49
Dividend yield	-	-	-	-
The weighted average grant date fair value per options granted	$-	$1.85	$1.86	$2.03

Details of stock option transactions are as follows:

		November 30, 2011			November 30, 2010			November 30, 2009
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$
Outstanding, beginning of period,	3,038,698	5.53	2.87	2,939,188	6.48	3.46	2,800,199	3.64	1.59
Granted	328,000	3.51	1.84	152,722	3.36	1.59	87,256	6.26	1.85
Vasogen options exchanged for IPC options	-	-	-	-	-	-	72,386	116.40	78.82
Exercised	(25,000)	3.73	1.55	-	-	-	-	-	-
Forfeiture	(4,667)	-	-	(25,000)	-	-	-	-	-
Expired	(120,077)	6.01	1.61	(28,212)	51.47	25.29	(20,653)	5.90	1.80

Balance at end of period	3,216,954	5.33	2.82	3,038,698	5.53	2.87	2,939,188	6.48	3.46

Options exercisable, end of year	1,585,816	7.11	4.03	1,328,667	8.00	4.45	451,642	22.22	13.67

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

11.	Options (continued)

As of November 30, 2011, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding				Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
		$		$		$	$
Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	3,167,167	3.60	3.40	1.65	1,536,029	3.58	1.66
5.01 - 7.50	5,528	5.43	4.00	0.01	5,528.00	5.43	0.01
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,065	39.52	5.82	31.02	36,065	39.52	31.02
300.00 - 500.00	3,971	331.15	4.31	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	1.29	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	2.45	709.18	33	1,149.13	709.18
	3,216,954	5.33			1,585,816	7.11

Total unrecognized compensation cost relating to the unvested performance based stock options at November 30, 2011 is approximately $2,214,000 (November 30, 2010 - $2,656,800,). A total of 2,763,940 performance-based stock options have been granted to date of which 1,381,970 vested as of November 30, 2011.  These vest upon the achievement of certain performance conditions.

For the year ended November 30, 2011, the Company recorded stock based compensation expense of $442,800 (2010 - $885,600) related to meeting the performance criteria of 276,394 (2010 – 552,788) options.

For the year ended November 30, 2011, 25,000 options were exercised for a cash consideration of $93,165.  No options were exercised in the year ended November 30, 2010 and the eleven month period ended November 30, 2009.

During the year ended November 30, 2011 the Company granted 208,000 stock options to employees (2010 – 120,000).

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

The Company's total stock-based compensation including DSU’s for the fiscal years ended November 30, 2011 and 2010 and 2009 was $735,561, $1,023,626, $18,529 respectively.

The Company recorded stock-based compensation relating to option grants amounting to $134,138 recorded in selling, general and administration expense for the year ended November 30, 2011, $137,573 for the year ended November 30, 2010 and $18,529 for the eleven month period ended November 30, 2009.

The Company recorded stock-based compensation expense relating to option grants amounting $601,424 recorded in research and development expenses for the year ended November 30, 2011, $885,600 for the year ended November 30, 2010 and  $Nil for the eleven month period ended November 30, 2009.

The Company has estimated its stock option forfeitures to be $7,302 at November 30, 2011 (2010 - $nil; 2009 - $nil).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

12.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2011, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. During the year ended November 30, 2011 the Company recorded $33,101 (2010- $Nil) as a charge to additional paid in capital for 10,250 (2010 – Nil) DSU’s.

As at November 30, 2011, the Company has accrued an additional expense of $6,371 (2010 - $12,426) for 2,050 (2010 - 5,041; 2009 - $Nil) DSUs. The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

13.	Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

14.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 10 these warrants are considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

14.	Warrants (continued)

The following table provides information on the 8,979,275 warrants outstanding and exercisable as of November 30, 2011:

Exercise price	Number outstanding	Expiry	Shares issuable upon exercise
47.91	243,275	May 24, 2012	243,275
2.50	3,945,000	February 1, 2013	1,972,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2016	2,347,500
	8,979,275		4,659,275

During the year ended November 30, 2011, there were cashless exercises in respect of 960,000 warrants resulting in the issuance of 176,469 common shares. The fair value of $755,124 for these shares was recorded as a charge to additional paid-in capital.  Details of warrant transactions are as follows:

	November 30, 2011	November 30, 2010

Outstanding, beginning of year	357,237	376,699
Issued during the year	9,696,000	-
Exercised during the year	(960,000)	-
Expired during the year	(113,962)	(19,462)
Outstanding, end of year	8,979,275	357,237

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

Accordingly, the fair value of the Series A and Series B warrants at November 30, 2011 using the Black-Scholes Options Pricing Model was estimated to be $3,786,049 and $2,741,185 respectively, and the fair value of the agent warrants was estimated to be $83,781, using the following assumptions as of November 30, 2011:

Warrants outstanding	Dividend	Volatility	Risk free rate	Expected life
		%	%

4,695,000	-	57.8	0.47%	4.2
3,945,000	-	88.7	0.11%	1.2
96,000	-	47.7	0.11%	2.2

The fair value of the warrants obtained through the IPC Arrangement Agreement described in Note 1, outstanding at November 30, 2011 using the Black-Scholes Options Pricing Model was estimated to be $Nil (November 30, 2010 - $7,161), using the following assumptions as of November 30, 2011:

Warrants outstanding	Dividend	Volatility	Risk free rate	Expected life
		%	%

243,275	-	55.4	0.11%	0.5

The change in the fair value of the warrants from the previously recorded amount to November 30, 2011 amounting to a gain of $5,346,878 (2010 - $7,161: 2009 - $226,268) has been recorded as fair value adjustment of derivative liability in the statement of operations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30, 2011	November 30, 2010	November 30, 2009
	%	%	%

Statutory income tax rate	28	31	33

	$	$	$
Statutory income tax recovery	(1,366,478)	(1,785,938)	(606,782)
Increase (decrease) in income taxes
Non-deductible expenses/non-taxable income	(1,324,979)	323,643	(30,210)
Change in valuation allowance	2,452,926	1,782,583	1,177,092
Change in substantively enacted rates, other changes in tax rates applied, changes in foreign exchange rates and other	238,531	(320,288)	(540,100)
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30, 2011	November 30, 2010	November 30, 2009

Deferred tax assets
	$	$	$
Non-capital loss carry-forwards	4,147,325	2,813,049	2,343,338
Book and tax basis differences on assets and liabilities	824,640	632,422	628,859
Other	8,635	10,380	21,060
Ontario harmonization tax credit	361,888	431,601	-
Investment tax credit	1,351,859	740,213	-
Undeducted research and development expenditures	1,607,242	1,220,998	1,072,822
	8,301,589	5,848,663	4,066,079

Valuation allowances for deferred tax assets	(8,301,589)	(5,848,663)	(4,066,079)
Net deferred tax assets	-	-	-

At November 30, 2011, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

15.	Income taxes (continued)

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2014	1,740,588
2015	2,216,895
2026	534,461
2027	-
2028	1,428,724
2029	1,463,277
2030	3,777,817
2031	5,259,206
16,420,968

United States Federal income tax losses expiring in the year ended November 30,
$

2024	69,480
2025	16,234
2026	34,523
120,237

At November 30, 2011, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $7,549,000 (2010 - $5,518,500) which can be carried forward indefinitely.

At November 30, 2011, the Company had approximately $362,000 (2010 - $431,600) of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2011, the Company had approximately $1,352,000 (November 30, 2010 - 740,200; November 30, 2009 - $239,000) of unclaimed ITCs which expire from 2025 to 2031. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2011, November 30, 2010, and November 30, 2009.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2004 to 2011 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2011, 2010 and 2009 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2011 and 2010.

The Company had no unrecognized tax benefits in 2011, 2010 and 2009, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

	2011	2010	2009
	$	$	$

Unrecognized tax benefit - beginning	-	-	-
Adjustment	-	-	-
Unrecognized tax benefit - ending	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

16.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2011, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not in any event infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets. AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion, if it proceeds to a hearing, may be heard by the District Court for New Jersey in or about the first or second quarter of the Company’s 2012 fiscal year. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

17.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Fair value of cash is measured based on Level 1 inputs and fair value of warrant liability is measured based on Level 2 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, accrued liabilities, employee cost payable and due to related party loan approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the cash and cash equivalents:

	November 30 2011	November 30, 2010
	$	$

Cash	3,817,158	789,136
Bankers acceptance	999,930	-
(30 days maturity, interest 0.10%)
Total cash and cash equivalents	4,817,088	789,136

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2011	November 30, 2010
	$	$

Total accounts receivable	3,383	1,619
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619
Not past due	1,122	536
Past due for more than 31 days but no more than 60 days	1,096	539
Past due for more than 61 days but no more than 90 days	1,165	544
Past due for more than 91 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2011, two customers accounted for 98% and 2% of the revenue of the Company and 100% of accounts receivable of the Company. In fiscal year November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of the revenue of the Company and one customer accounted for 100% of the accounts receivable at November 30, 2009. The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)	Foreign exchange risk (continued)

	November 30, 2011		November 30, 2010
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.		1.0203		1.0266
	$	$	$	$
Assets

Cash	569,399	580,958	386,038	396,306
Accounts receivable	-	-	-	-
Investment tax credits	349,861	356,963	814,059	835,713
	919,260	937,921	1,200,097	1,232,019
Liabilities
Accounts payable	382,427	390,190	378,660	388,732
Accrued liabilities	327,838	334,493	301,776	309,803
Employee cost payable	259,324	264,588	103,006	105,746
Capital lease	43,382	44,263	13,229	13,582
Due to related party	757,126	772,496	1,635,842	1,679,355
	1,770,097	1,806,030	2,432,513	2,497,218
Net exposure	(850,837)	(868,109)	(1,232,416)	(1,265,199)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2011:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	554,210	-	-	-	-
Accrued liabilities	436,154	-	-	-	-
Employee cost payable	736,073	-	-	-	-
Lease obligations	10,261	10,641	11,035	11,446	95,206
Due to related parties	757,126	-	-	-	-
	2,493,824	10,641	11,035	11,446	95,206

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2011, 2010, and 2009
(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30, 2011	November 30, 2010	November 30, 2009
	$	$	$
Revenue
Canada	-	-	62,615
United States	501,814	1,459,385	567,564
	501,814	1,459,385	630,179

Total assets
Canada	6,247,228	3,267,706	11,081,332

Total property and equipment
Canada	951,914	925,554	1,046,121

19.	Non-cash transactions

In fiscal 2010, included in research and development expenses is an amount of $26,832 related to the write-off of a previously recorded investment tax credit.

In connection with the acquisition transaction dated October 22, 2009 described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash.

2009
$

Investment tax credits and prepaid expenses and sundry assets	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669

Item 19 Exhibits

EXHIBIT INDEX
Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(3)
1.2	By-laws of the Company	(3)
4.1	IPC Arrangement Agreement	(3)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(3)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(3)
4.4	The escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement	(3)
4.51	Securities purchase agreement for February 1, 2011 private placement	(2)
4.52	Registration rights agreement for February 1, 2011 private placement	(2)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(2)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(4)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54 filed herewith)	(4)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(3)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Chartered Accountants	(1)
101
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2011, formatted in XBRL:
(i) Consolidated balance sheets as at November 30, 2011 and 2010
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(iii) Consolidated statements of shareholders’ equity for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(iv) Consolidated statements of cash flows for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(v) Notes to the consolidated financial statements

		(5)
(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2011.

(2)	Incorporated herein by reference to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

(3)	Incorporated herein by reference to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.

(4)	Incorporated herein by reference to the Corporation’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.

(5)
XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

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

May 10, 2012