Form 20-F
period 2012-11-30
Intellipharmaceutics International Inc.
filed 2013-01-31
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2012; or
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
None

As of November 30, 2012, the registrant had 17,906,937 common shares outstanding.

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

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates and the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits (“ITCs”).  Other factors that could cause actual results to differ materially include but are not limited to:

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

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of insurance reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;

•	the regulatory status and compliance of third-party contract research organizations, suppliers and manufacturers that we may use for our products; and
•	the manufacturing capacity of third-party manufacturers that we may use for our products.

Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section in Item 3.D below, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date hereof. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™ and Rexista™ are our trademarks.  These trademarks are important to our business.  Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.  Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

 Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2012, 2011 and 2010, the eleven month period ended November 30, 2009, and of our predecessor company for accounting purposes, Intellipharmaceutics Ltd. (“IPC Ltd.”) which had a December 31 fiscal year end, for the year ended December 31, 2008. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction.  These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts herein are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

Periods ended
(in thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2012	As at and for the year ended November 30, 2011	As at and for the year ended November 30, 2010	As at and for the eleven month period ended November 30, 2009	As at and for the year ended December 31, 2008

Revenue	107	502	1,459	630	1,278
Loss for the period	(6,137)	(4,880)	(5,761)	(1,839)	(3,765)
Total assets	2,475	6,247	3,268	11,081	3,026
Total liabilities	4,243	9,340	3,175	6,449	3,609
Net assets	(1,768)	(3,093)	93	4,632	(583)
Capital stock	147	147	17	17	17
Loss per share - basic and diluted	(0.36)	(0.33)	(0.53)	(0.19)	(0.40)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	17,259	14,994	10,907	9,512	9,328

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal year 2008, for the eleven month period ended November 30, 2009 and for fiscal years 2010, 2011 and 2012. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2008	0.9381
2009 (11 months)	0.8696
2010	0.9673
2011	1.0123
2012	0.9977

The following table sets forth the high and low exchange rates for each month during the previous six months.

	LOW	HIGH
August 2012	0.9938	1.0139
September 2012	1.0099	1.0299
October 2012	0.9996	1.0243
November 2012	0.9972	1.0074
December 2012	1.0048	1.0162
January 2013 (through January 29, 2013)	0.9923	1.0164

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada.  At January 29, 2013, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $1.0024.

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

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities.  As of November 30, 2012, we had a cash balance of $0.5 million. As of December 31, 2012, our cash balance was $0.1 million.

In order for us to continue operations at existing levels, we expect that for at least the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the convertible debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug applications (“ANDAs”) or new drug applications (“NDAs”) at all or in time to competitively market our products or product candidates.

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

We have incurred net losses from inception through November 30, 2012 had an accumulated deficit of $30.1 million as of such date and have incurred additional losses since such date.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the United States Food and Drug Administration (“FDA”) or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents outstanding.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of our commercially promising drug delivery platforms and technologies.  Our success depends, in part, on our and our collaborative partners’ ability to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  Without patent and other similar protection, other companies could offer substantially identical products without incurring sizeable development costs which could diminish our ability to recover expenses of and realize profits on our developed products.  If our pending patent applications are not approved, or if we are unable to obtain patents for additional developed technologies, the future protection for our technologies will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or otherwise restricting our ability to do business in a particular area.  If we are unable to obtain patents or otherwise protect our trade secrets or other intellectual property and operate without infringing on the proprietary rights of others, our business, financial condition and results of operations could be materially adversely affected.

 We may be subject to intellectual property claims that could be costly and could disrupt our business.

Third parties may claim we have infringed their patents, trademarks, copyrights or other rights.  We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights or in substantial damages, fines or other penalties.  The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements.  Insurance coverage may not be adequate to cover every claim that third parties could assert against us.  Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business.  Any of these claims could also harm our reputation.

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

From time to time, we are subject to legal proceedings.  As of the date of this annual report, the Company is not aware of any material litigation pending or threatened against us other than as described under Item 8.A. below. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities.  Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

We have invested significant time and effort in the development of our lead product, our once daily generic dexmethylphenidate XR. Although it remains our most advanced product, it has not yet received regulatory approval, and  there can be no assurance as to when or if such regulatory approval will  be received. We depend significantly on the actions of our development partner Par Pharmaceutical, Inc. (“Par”) in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate XR product.  Our near term ability to generate significant revenue will depend upon receipt of regulatory approval and successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

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

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.

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

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including those relating to the following:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;
•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;
•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;
•	delays or failures in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;
•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;
•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;
•	poor effectiveness of product candidates during clinical trials;
•	safety issues, including adverse events associated with product candidates;
•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;
•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and
•	varying interpretation of data by the FDA or other applicable foreign regulatory agencies.

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

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.  Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.  Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We rely on contract manufacturers for certain components and ingredients of our clinical trial materials, such as active pharmaceutical ingredients (“APIs”), and we may rely on such manufacturers for commercial sales purposes as well.  Our reliance on contract manufacturers in these respects will expose us to several risks which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues, including:

•	Difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as with shortages of qualified personnel;
•	The failure to establish and follow cGMP and to document adherence to such practices;
•
The need to revalidate manufacturing processes and procedures in accordance with FDA and other nationally mandated cGMPs and potential prior regulatory approval upon a change in contract manufacturers;

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

In addition, drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over their compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of applicable regulatory authorities to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

We are subject to currency rate fluctuations that may impact our financial results.

A large majority of our expenses are payable in Canadian dollars and our financial results are reported in U.S. dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our financial results.

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

Our significant shareholders will have the ability to exercise significant influence over certain corporate actions.

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 33.5% of our issued and outstanding common shares as of the date of this annual report (and collectively beneficially owned in the aggregate approximately 40.8% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture held by Drs. Amina and Isa Odidi that are exercisable or convertible within 60 days of the date hereof).  As a result, the principal shareholders will have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

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

As of the date of this annual report, we had approximately 17.9 million common shares outstanding.  In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.

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

As of the date of this annual report, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of the outstanding convertible debenture for an aggregate of approximately 8.3 million common shares.  To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”),  and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

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

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits.  The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our board of directors, or as executive officers.

We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 20-F and in our Management Discussion and Analysis.

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

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen Inc. (“Vasogen”) approved the court approved plan of arrangement and merger (the “IPC Arrangement Agreement”) that resulted in the October 22, 2009 combination of IPC Ltd. and Intellipharmaceutics Corp. with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (“Cervus”) as described further below (the “IPC Arrangement Transaction”).  The completion of the IPC Arrangement Transaction on October 22, 2009, resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada, and whose common shares are traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics.

Separately, Vasogen entered into an arrangement agreement with Cervus, an Alberta based limited partnership that resulted in Vasogen being reorganized prior to completion of the arrangement transaction with IPC Ltd. and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

As a result of the transaction we selected a November 30 year end, which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the accounting predecessor company, IPC Ltd., which had a December 31 year end.

For the years ended November 30, 2012, 2011 and 2010, we spent a total of $5,992,417, $5,125,608, and $4,533,310, respectively, on research and development.  Over the past three fiscal years and up to January 31, 2013, we have raised approximately $18,500,000 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

Our Drug Delivery Technologies

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.    These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems are based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current product development efforts and the technologies underlying our existing development agreements.

Our platform of Hypermatrix™ drug delivery technologies include, but are not limited to, IntelliFoam™, IntelliGITransporter™,  IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, and IntelliShuttle™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the API in the gastrointestinal tract (“GIT”).  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of neurological, cardiovascular, GIT, diabetes, pain and other significant indications.

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

IntelliPaste™

The IntelliPaste™ technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPaste™ is the Company’s preferred delivery technology for the controlled delivery of opiates, narcotics and other central nervous system drug products which are susceptible to unlawful diversion or abuse.

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

Our Strategy

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a rapid timeframe. Based on our technologies, we have a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain.  Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  At this time, there is one such product in multiple strengths being developed in cooperation with a development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a NDA 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	Intellipharmaceutics

Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths filed with the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Phase I clinical trial	NDA 505(b)(2)	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we anticipate could achieve FDA approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

ANDA Product Candidates

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (“ADHD”). According to Source Healthcare Analytics, sales for the 12 months ended December 2012 of Focalin XR® in the U.S. were approximately $614 million (TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price).

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application, some of which were at the request of the FDA.

Intellipharmaceutics and Par, together with five complainants in patent litigation in the District Courts for New Jersey and Delaware (Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd) stipulated to the dismissal of that litigation and, in 2010, entered into settlement and license agreements with the Company and with Par in respect of our ANDA application to the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride. Subject to FDA approval, we may market these generic versions of the product in the U.S.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an amendment to the ANDA to include the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In July 2012, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

In February 2012, we filed an amendment to the ANDA for a generic version of Focalin XR® to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. Also, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd., in June 29, 2012, for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints are in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®.  Both of these actions have been stayed on the consent of all parties pending settlement discussions. In view of the previous settlements related to the five dosage strengths of the same drug product, the Company believes it is reasonable to expect that the litigation relating to the 40 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. Intellipharmaceutics remains confident that its generic version of 40 mg Focalin XR® does not in any event infringe the patents in issue.

On August 18, 2011, we announced that we had added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 and 40 mg strengths.

Our ANDA application for all of the above strengths remains under review, and there can be no assurance when, or if at all, the FDA will approve the various dosages of the product for sale in the U.S. market.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Source Healthcare Analytics, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $815 million (TRx MBS Dollars) for the 12 months ended December 2012.

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

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Source Healthcare Analytics, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $674 million (TRx MBS Dollars) for the 12 months ended December 2012.

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

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Source Healthcare Analytics, sales of metformin hydrochloride extended-release tablets in the United States were approximately $388 million (TRx MBS Dollars) for the 12 months ended December 2012.

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

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Source Healthcare Analytics, sales of Seroquel XR® in the United States were approximately $1.1 billion (TRx MBS Dollars) for the 12 months ended December 2012.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR® tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. There was no further regulatory comment or action, and the settlement is now final. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR® on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential. The Company's actual launch may also be subject to a six month statutory delay relating to a prior filer of a generic equivalent of the branded product, such delay to commence from the first date of commercialization by the prior filer.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Source Healthcare Analytics, sales of Lamictal®XR™ in the United States were approximately $279 million (TRx MBS Dollars) for the 12 months ended December 2012.

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

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

Our levetiracetam extended-release tablets are a generic version of the marketed drug Keppra XR®. Levetiracetam is an oral antiepileptic drug used in the treatment of partial onset seizures in patients with epilepsy. According to Source Healthcare Analytics, sales of levetiracetam extended-release tablets in the United States were approximately $145 million (TRx MBS Dollars) for the 12 months ended December 2012.

An ANDA has been filed with the FDA, and the application is under review. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Desvenlafaxine – Generic Pristiq® (a registered trademark of the brand manufacturer)

Our desvenlafaxine extended-release tablets are a generic version of the marketed drug Pristiq®. Desvenlafaxine is a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Source Healthcare Analytics, sales of Pristiq® in the United States were approximately $640 million (TRx MBS Dollars) for the 12 months ended December 2012.

An ANDA has been filed with the FDA. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Source Healthcare Analytics, sales of Coreg CR® in the United States were approximately $282 million (TRx MBS Dollars) for the 12 months ended December 2012.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

One of our non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Source Healthcare Analytics, sales of OxyContin® in the United States were approximately $2.4 billion (TRx MBS Dollars)  for the 12 months ended December 2012.  OxyContin® currently represents 99% of the $2.4 billion (TRx MBS Dollars) oxycodone sustained-release market.

In July 2012, the FDA approved a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new safety measures requires companies to make education programs available to prescribers based on an FDA Blueprint, make available FDA-approved patient education materials on the safe use of these drugs, and perform periodic assessments of the implementation of the REMS and the success of the program in meeting its goals.  By March 1, 2013, the first education programs are expected to be offered to prescribers. Also in April 2011, a mandatory training program on responsible opioid prescribing practices was endorsed by the U.S. Government.  We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

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

We have completed a proof-of-concept Phase I clinical study of Rexista™ oxycodone, which yielded positive results. We have also concluded a pre-Investigational New Drug (“pre-IND”) meeting with a panel of the FDA’s Center for Drug Evaluation and Research clarifying the Rexista™ oxycodone development plan.  Finally, we have completed clinical batch manufacturing of Rexista™ oxycodone, and initiated Phase I studies of Rexista™ oxycodone. Preliminary Phase I data from this trial is expected in early 2013. There can be no assurance that this and additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

Pregabalin (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product is pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes. According to Source Healthcare Analytics, U.S. sales for the 12 months ended December 2012 for Lyrica® (pregabalin capsules) were approximately $2.0 billion (TRx MBS Dollars).

The company successfully completed an initial Phase I clinical trial of a controlled-release pregabalin formulation. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. We plan to initiate additional Phase I clinical trials in 2013. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

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

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States and Canadian patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process of Preparation Thereof
U.S.A	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition Having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations Of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty - national stage processing and entry applications, relating to various aspects of our HyperMatrix drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

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

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first applicant amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or the first applicant fails to obtain tentative approval within 30 months after the date filed unless, failure is due to a change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA.  There can be no assurance that the FDA would accede to such a request if made.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as at January 31, 2013.

D.	Property, Plant and Equipment

For eight years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we lease at a present rental rate of approximately $89,000 per year.  The lease has been renewed to November 30, 2013, with an option to extend the lease on comparable terms for five additional years.  We use our facilities as a laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing.

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

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements.” The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2012, 2011 and 2010.

A.	Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2012, 2011 and 2010.

	For years ended			Dollar and Percentage change
	November 30, 2012	November 30, 2011	November 30, 2010	2012 vs 2011		2011 vs 2010
Revenue
Research and development	$107,091	$501,814	$1,459,385	$(394,723)	-79%	$(957,571)	-66%
Expenses
Research and development	5,992,417	5,125,608	4,533,310	866,809	17%	592,298	13%
Selling , general and administrative	3,672,313	2,925,454	2,699,204	746,859	26%	226,250	8%
Depreciation	452,303	227,456	242,778	224,847	99%	(15,322)	-6%
Write-down on long lived assets	107,123	-	36,481	107,123	N/A	(36,481)	-100%
	10,224,156	8,278,518	7,511,773	1,945,638	24%	766,745	10%

Loss from operations	(10,117,065)	(7,776,704)	(6,052.388)	(2,340,361)	30%	(1,724,316)	28%

Fair value adjustment of derivative liability	3,841,233	5,346,878	223,782	(1,505,645)	-28%	5,123,096	2289%
Financing expense	-	(2,357,732)	-	2,357,732	-100%	(2,357,732)	N/A
Net foreign exchange gain (loss)	181,682	(70,036)	138,949	251,718	-359%	(208,985)	-150%
Interest income	20,691	60,790	27,001	(40,099)	-66%	33,789	125%
Interest expense	(63,406)	(83,473)	(98,435)	20,067	-24%	14,962	-15%
Loss	$(6,136,865)	$(4,880,277)	$(5,761,091)	$(1,256,588)	26%	$880,814	-15%
Loss per common share, basic and diluted	$(0.36)	$(0.33)	$(0.53)	$(0.03)	9%	$0.20	-38%

Year Ended November 30, 2012 Compared to the Year Ended November 30, 2011

Revenue

The Company recorded revenues of $107,091 for the year ended November 30, 2012 versus $501,814 for 2011. In the prior year additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development

Expenditures for R&D for the year ended November 30, 2012 were $5,992,417 in comparison to $5,125,608 in the prior year, an increase of $866,809. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2012, we recorded $1,505,061 as expenses for stock options for R&D employees; there was no expense for performance-based stock options. In the prior year we recorded $601,424 as expenses for stock options for R&D employees; composed of $158,624 related to stock options issued to non-executive employees involved in R&D activities, and $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company. We recorded these expenses as we determined it was probable as at November 30, 2011 we would satisfy the performance criteria that will allow vesting of the options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2012 were slightly lower by $36,829 compared to the prior year.

Selling, General and Administrative

Selling, general and administrative expenses were $3,672,313 for the year ended November 30, 2012 in comparison to $2,925,454 for the year ended November 30, 2011, an increase of $746,859.  The increase is due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2012 were $1,946,535 in comparison to $1,066,307 in the prior year.   This increase is attributable to the issuance of options.  In the year ended November 30, 2012, we recorded $855,511 as expenses for stock options compared to an expense of Nil for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2012 were slightly higher by $24,717 compared to the prior period.

Administrative costs for the year ended November 30, 2012 were $1,279,696 in comparison to $1,537,203 in the prior year.  The decrease is primarily due to a decrease in legal and accounting costs for year end regulatory filings when compared with the prior year. The decrease was partially offset by higher business development consulting costs for a period of 12 months for the year ended November 30, 2012 compared to only ten months in the prior year.

Marketing costs for the year ended November 30, 2012 were $352,803 in comparison to $251,720 in the prior year.  This increase is primarily the result of an increase in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the year ended November 30, 2012 were $93,279 in comparison to $70,224 in the prior year. The increase is due to higher utilities and a new leased office for IPC Ltd.

Depreciation

Depreciation expenses for the year ended November 30, 2012 were $452,303 in comparison to $227,456 in the prior year. The increase is primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liability

On February 1, 2011 the Company completed a private offering for the sale of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at November 30, 2012 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability of $3,841,233.

Financing Expense

Financing expense was $Nil for the year ended November 30, 2012 compared to $2,357,732 for the prior year. On March 15, 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity. For the year ended November 30, 2011 financing expense included other direct costs related to the registration statement filed as part of the February 1, 2011 private placement financing for gross proceeds of $12,000,000. These costs were expensed as they were attributable to the warrant liability.

Foreign Exchange Gain

Foreign exchange gain was $181,682 for the year ended November 30, 2012 in comparison to a loss of $70,036 for the prior year.  The foreign exchange gain for the year ended November 30, 2012 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$0.9977 compared to $1.00 for C$0.9879 for prior year. Based on year end dates, the Canadian dollar strengthened against the U.S. dollar as the exchange rates changed to $1.00 for C$0.9936 at November 30, 2012 from $1.00 for C$1.0203 at November 30, 2011.

The loss for the year ended November 30, 2011, was due to the strength of the Canadian dollar during the year ended November 30, 2011 as the exchange rate averaged $1.00 for C$0.9879 compared to $1.00 for C$1.0345 for the prior year. During 2011 most of our cash was held in U.S. dollars. Based on year end dates, the Canadian dollar modestly strengthened against the U.S. dollar as the rates changed to $1.00 for C$1.0203 at November 30, 2011 from $1.00 for C$1.0266 at November 30, 2010.

Interest Income

Interest income was $20,691 for the year ended November 30, 2012 in comparison to $60,790 for the year ended November 30, 2011, a decrease of $40,099. The current year interest was lower largely due to a lower average amount of cash equivalents on hand during 2012.

Interest Expense

Interest expense was $63,406 for the year ended November 30, 2012 in comparison to $83,473 for the year ended November 30, 2011, a decrease of $20,607. The amount outstanding on a related party loan which accrues interest at 6% annually was lower in the year ended November 30, 2012 in comparison to the prior year.

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

Research and Development

Expenditures for R&D for the year ended November 30, 2011 were higher by $592,298 compared to the year ended November 30, 2010. These included spending for research and development activities as well as expenses on stock options as detailed below.

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

Financing Expense

Financing expense for the year ended November 30, 2011 was $2,357,732 related to the private placement financing for gross proceeds of $12,000,000 and a related registration statement. There was no financing expense for the year ended November 30, 2010.

Foreign Exchange Loss

Foreign exchange loss was $70,036 for the year ended November 30, 2011 in comparison to a gain of $138,949 in the prior year.  The foreign exchange loss was due to the strength of the Canadian dollar during the year ended November 30, 2011 as the exchange rate averaged $1.00 for C$0.9879 compared to $1.00 for C$1.0345 for the year ended November 30, 2010. During 2011 most of our cash was held in U.S. dollars. Based on year end dates, the Canadian dollar modestly strengthened against the U.S. dollar as the rates changed to $1.00 for C$1.0203 at November 30, 2011 from $1.00 for C$1.0266 at November 30, 2010. The foreign exchange gain of $138,949 for the year ended November 30, 2010, was because most of our cash was being held in Canadian dollars, the exchange rate average of $1.00 for C$1.0345, and based on year end dates the Canadian dollar strengthened against the U.S. dollar as the rates changed to $1.00 for C$1.0266 at November 30, 2010 from $1.00 for C$1.0556 at November 30, 2009.

Interest Income

Interest income was $60,790 for the year ended November 30, 2011 in comparison to $27,001 for the year ended November 30, 2010, an increase of $33,789. The current year interest was higher largely due to a higher average amount of cash equivalents on hand during 2011 largely due to the net proceeds of $10.5 million from the issuance of shares and warrants from the private placement completed on February 1, 2011.

Interest Expense

Interest expense was $83,473 for the year ended November 30, 2011 in comparison to $98,435 for the year ended November 30, 2010, a decrease of $14,962.The average amount outstanding due to related party loan which accrues interest at 6% annually was lower during 2011 in comparison to 2010.

B.	Liquidity and Capital Resources

The Company had cash and cash equivalents of $497,016 as at November 30, 2012 compared to $4,817,088 as at November 30, 2011, and compared to $789,136 at November 30, 2010. The decrease in cash during the year ended November 30, 2012 is mainly a result of cash flows used in operating activities related to research and development activities, as noted below. The increase in cash during the year ended November 30, 2011 is mainly a result of cash flows from financing activities, as noted below.

For the year ended November 30, 2012 net cash flows used in operating activities increased to $7,654,361, as compared to net cash flows used in operating activities for the years ended November 30, 2011 and 2010 of $6,981,448 and $6,194,195, respectively. The November 30, 2012 increase in cash flows used in operating activities can be attributed to the prior years’ cash receipt of $0.6 million from Par based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics, and C$1,188,668 received from the Canada Revenue Agency (“CRA”) and the Ontario Ministry of Finance (“OMF”) of ITCs for research and development activities described more fully below. During these years the Company incurred similar cash expenditures in research and development activities, as described below, and incurred similar cash expenditures in selling, general and administrative expenses, as described in greater detail above.

Research and development costs related to continued internal research and development programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2012, 2011, and 2010, R&D expense was $5,992,417, $5,125,608 and $4,533,310, respectively. For the years ended November 30, 2012, 2011, and 2010, R&D expense before stock option expense was $4,487,356, $4,524,185 and $3,647,710, respectively.

As a research and development company, IPC Corp is eligible to receive ITCs from various levels of government under the Scientific Research & Experimental Development (“SR&ED”) incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal 2012, the Company received C$300,000 for the ITCs with the OMF for research and development activities carried out during the fiscal year 2011.

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

During the year ended November 30, 2010 net cash flows used in operating activities has been partially offset by approximately C$931,000 that was received from the CRA and the OMF being payments of claims for SR&ED tax credit and an Ontario Innovation Tax Credit in respect of research and development activities carried out by IPC Ltd. during the fiscal year 2008.  The fluctuations in cash flows from operations are influenced by our net loss. We had net losses of $4,880,277 in 2011, as compared to net losses of $5,761,091 in 2010.

For the year ended November 30, 2012, net cash flows provided from financing activities of $4,363,865 related principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, warrant exercises, and partially offset by share issuance costs from the financing.

For the year ended November 30, 2011, net cash flows provided from financing activities of $11,269,162 related mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $801,551 (C$817,822) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan, in accordance with the terms of the loan. This repayment was not sourced from the gross proceeds of the private placement. See Related Party Transactions below for repayment restrictions. For the year ended November 30, 2010 net cash flows used in financing activities of $907,001 related mainly to the repayment of the related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, for cash advances made by them to the Company. In addition, during the year ended November 30, 2010 net cash flows used in financing activities also included the repayment of capital lease obligations.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offerings completed on March 15, 2012 and February 1, 2011; scientific research tax credits received in cash by us; and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. As at November 30, 2012, interest payable on this loan was accrued in the amount of $13,938 (C$13,849). During the year ended November 30, 2012, no repayment was made and interest payments of $39,173 (C$39,083) were made. As at November 30, 2011, interest payable on this loan was accrued in the amount of $7,493 (C$7,645). During the year ended November 30, 2010, the shareholder loan principal of $755,760 (C$800,000) was repaid from proceeds received by us from the IPC Arrangement and interest of $104,943 (C$110,453) was paid in accordance with the terms of the IPC Arrangement Agreement.

For the year ended November 30, 2012, net cash flows used in investing activities of $1,036,092 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2011, net cash flows used in investing activities of $262,142 related mainly to the purchase of production and laboratory equipment due to the acceleration of product development activities. For the year ended November 30, 2010, net cash flows used in investing activities of $133,878 related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and NDA 505(b)(2) products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities.

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. On March 15, 2012, the Company completed a registered direct common share offering for gross proceeds of $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.2 million. On February 1, 2011, the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Financing expense of $2,357,732 is comprised of the issuance of broker warrants valued at $229,005, the excess of the fair value of the warrant liability over the financing proceeds of $655,582, and $1,473,145 of other direct costs related to the financing.

In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements at least the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the convertible debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partners funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs.  For the years ended November 30, 2012, 2011, and 2010, R&D expense was $5,992,417, $5,125,608 and $4,533,310, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last twelve quarters, and is impacted primarily by the availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liability. The Company’s reduced net loss in the second quarter ended May 31, 2012, can be attributed to the fair value adjustment of derivative liability of $0.8 million and the timing of certain R&D activities. The Company’s increased net loss in the first quarter ended February 29, 2012, can be attributed to an increase in options expense for options issued during the period. The Company’s net income in the third quarter ended August 31, 2011, can be attributed to the $0.5 million in revenue received for the expanded agreement between the Company and Par for the development and commercialization of Focalin XR® generics, as well as the fair value adjustment of the derivative liability for $2.5 million. The Company’s increased net loss in the first quarter ended February 28, 2011, can be attributed to financing expenses of $2.2 million related to the February 1, 2011 financing which was only partially offset by the fair value adjustment of derivative liability of $1.0 million.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended	Revenues	Net income (loss)	Income (loss) per share
			Basic	Diluted
	$	$	$	$
November 30, 2012	-	(1,346,735)	(0.08)	(0.08)
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)

Quarter Ended	Revenues	Net income (loss)	Income (loss) per share
			Basic	Diluted
May 31, 2012	-	(1,357,843)	(0.08)	(0.08)
February 29, 2012	107,091	(1,936,519)	(0.12)	(0.12)
November 30, 2011	-	(1,285,132)	(0.09)	(0.09)
August 31, 2011	501,814	1,097,131	0.07	0.05
May 31, 2011	-	(1,968,783)	(0.12)	(0.12)
February 28, 2011	-	(2,723,493)	(0.22)	(0.22)
November 30, 2010	7,164	(1,903,629)	(0.18)	(0.18)
August 31, 2010	-	(2,113,462)	(0.19)	(0.19)
May 31, 2010	1,449,624	(316,447)	(0.03)	(0.03)
February 28, 2010	2,597	(1,427,553)	(0.13)	(0.13)

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2012, the Company was not involved in any material unconsolidated SPE transactions.

F.	Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2013, with an option to extend the lease on comparable terms for five additional years.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years		After 5 Years
Capital Lease Obligations	$97,766	$51,524	$46,242	$	---	$	---
Operating Lease Obligations	89,016	89,016	---		---		---
Total Contractual Obligations	$186,782	$140,540	$46,242	$	---	$	---

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John Allport (2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Resverlogix Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director of the Company	President and CEO of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead (1)(2) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None	N/A
Shameze Rampertab Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company	None	N/A

Notes:

(1)	Member of the Audit Committee and Compensation Committees.
(2)	Member of the Corporate Governance Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Shameze Rampertab, who prior to November 2010 was Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd.

As of January 31, 2013, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,173,114 common shares, representing approximately 34.5% of the issued and outstanding common shares of the Company  (and beneficially owned approximately 9,079,251 common shares representing 43.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 6,005,751 common shares, representing approximately 33.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 8,187,721 common shares representing 40.8% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof).  (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders will have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B.	Compensation

Compensation Discussion and Analysis

Background – The Company is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. The Company’s patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, the Company has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract and pain. Several of these products are partnered. As of November 30, 2012, the Company had 39 full-time employees engaged in administration and research and development.

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

Option-Based Awards - Option-based awards are a variable element of compensation that rewards each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of all Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes three of the five Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2012, November 30, 2011 and November 30, 2010 in respect of the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2012 (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (U.S.$)(1)	Share- based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$) (7)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long- term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2012 2011 2010	454,912 457,611 436,997	N/A N/A N/A	701,741 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 11,600	1,168,730 469,758 448,597
Dr. Amina Odidi, President & Chief Operating Officer (4)	2012 2011 2010	454,912 457,611 436,997	N/A N/A N/A	701,741 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 11,600	1,168,730 469,758 448,597
Shameze Rampertab, VP Finance & Chief Financial Officer(5)	2012 2011 2010	251,610 182,205 4,614	N/A N/A N/A	52,049 Nil 130,256	N/A 70,857 N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 308	315,736 265,209 135,178
Ira Baeringer, VP Business Development, Intellipharmaceutics Ltd. (6)	2012 2011 2010	150,966 N/A N/A	N/A N/A N/A	80,017 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	230,983 N/A N/A
John Allport, VP Legal Affairs & Licensing	2012 2011 2010	145,934 138,339 116,667	N/A N/A N/A	589,411 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 N/A N/A	747,422 138,339 116,667

Notes:
(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$1.0064 to C$1.00 (2011 – U.S.$1.0122; 2010 – U.S.$0.9667) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.  Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2012, 2011 and 2010 are as disclosed in the table. As at November 30, 2012 the Company had U.S$472,619 in unpaid salary to Dr. Isa Odidi and Dr. Amina Odidi related to years prior to 2010.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)	Amount awarded at the discretion of the Board. These bonuses were paid in the first quarter of 2012.
(4)	Dr. Amina Odidi was acting Chief Financial Officer until February 12, 2010.
(5)	Shameze Rampertab was appointed Vice President Finance and Chief Financial Officer on November 29, 2010.

(6)	Ira Baeringer was appointed Vice President Business Development of Intellipharmaceutics Ltd., a wholly-owned subsidiary of the Company, on February 1, 2012, and resigned on December 15, 2012.
(7)	“All other compensation” includes car allowances and miscellaneous other benefits.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company.  In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Isa Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vest on February 17, 2013.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Amina Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vest on February 17, 2013.

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

The employment agreement with Shameze Rampertab, the Chief Financial Officer of the Company, effective November 29, 2010 entitles Mr. Rampertab to receive a base salary of C$180,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement has been extended and currently entitles Mr. Rampertab to receive a base salary of C$250,000, which is paid in Canadian dollars, per year, and a grant of 40,000 options, which vest 13, 334 each year on February 16, 2013, 2014 and 2015. Mr. Rampertab’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company.

The employment agreement with Ira Baeringer, the Vice President Business Development of the Company`s subsidiary, Intellipharmaceutics Ltd., effective February 1, 2012 entitled Mr. Baeringer to receive an annual base salary of U.S.$200,000. In addition, he was entitled to: (a) participate in the Option Plan; and (b) participate in an employee benefit plan. The agreement was for an indefinite term, subject to termination on notice at least 60 days before the anniversary of the agreement. Mr. Baeringer was granted 65,000 options, of which 20,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on January 1, 2013, 2014 and 2015. Mr. Baeringer’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of Intellipharmaceutics Ltd. Mr. Baeringer`s employment was terminated as of December 15, 2012 and all remaining unvested options were cancelled.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vest on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one common share of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)

(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	Nil	N/A	N/A
Dr. Isa Odidi	300,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
Dr. Amina Odidi	300,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
Shameze Rampertab	60,000 40,000	C$2.62 C$3.27	Nov. 29, 2020 Feb. 16, 2017	Nil Nil	N/A N/A	N/A N/A
Ira Baeringer	65,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
John Allport	250,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A

Notes
(1)	These option-based awards are held jointly.
(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying the result by the number of common shares underlying an option.

Incentive Plan Awards – Value Vested or Earning During The Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	C$6,000	N/A	Nil
Dr. Amina Odidi	C$6,000	N/A	Nil
Shameze Rampertab	Nil	N/A	Nil
Ira Baeringer	C$600	N/A	Nil
John Allport	C$5,250	N/A	Nil

Notes
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

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

Termination and Change of Control Benefits

The employment agreement with each of the Named Executive Officers, Dr. Isa Odidi and Dr. Amina Odidi, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.8 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2016, at each Named Executive Officer’s current annual salary level.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2016.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board.  There are no payments applicable under the employment agreements of the Named Executive Officers relating to a change of control of the Company.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c) (1)	(d)	(e)	(f)	(g)	(h)
Eldon Smith	Nil	C$42,000	N/A	N/A	N/A	N/A	C$42,000
Kenneth Keirstead	C$42,000	N/A	N/A	N/A	N/A	N/A	C$42,000
Bahadur Madhani	C$43,500	N/A	N/A	N/A	N/A	N/A	C$43,500

Notes:
(1)	DSUs that were earned. Does not include DSUs that were earned in the previous financial year and granted in the most recently completed financial year.
(2)	Option-based awards for fiscal year 2012 were issued on November 30, 2011. These were disclosed in the prior year Management Proxy Circular for the year ended November 30, 2011.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Non-management directors receive an annual retainer of C$25,000 paid in Canadian dollars. The audit committee chair receives an annual retainer of C$10,000 paid in Canadian dollars. The corporate governance committee chair and compensation committee chair, each receives an annual retainer of C$5,000 paid in Canadian dollars. Non-chair committee members, are paid an additional C$2,500 per year per committee paid in Canadian dollars. Meetings will result in an additional C$1,000 per day per meeting paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)

(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	22,449 Nil Nil	C$54,102 Nil Nil
Kenneth Keirstead	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2012 and granted December 3, 2012.
(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)

(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	Nil	Nil	Nil
Kenneth Keirstead	Nil	N/A	Nil
Bahadur Madhani	Nil	N/A	Nil

Notes:
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company.  The premium payable by the Company for the period from October 25, 2012 to October 25, 2013 is $85,000.

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

Relevant Education and Experience

Kenneth Keirstead is educated in clinical biochemistry as a graduate of the Pathology Institute in Halifax; and business administration, as a graduate of the College of William and Mary and Columbia University. Mr. Keirstead has been a director of the Company since January 2006.  He has worked in the healthcare delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on healthcare and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the healthcare field, of which Mr. Keirstead is the founder.

Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006.  He was a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto, former chair of YMCA of Greater Toronto and former chair of Nelson Mandela Children’s Fund Canada.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  He is currently the Vice-Chair of YMCA Canada and Chair, Toronto Grants Review Team of the Ontario Trillium Foundation.

Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited, Aston Hill Financial Inc., and Resverlogix Corp.

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

•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board or Canadian Institute of Chartered Accountants), or other regulatory or standard setting bodies.

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

c. Commodity Tax Services

•	Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;

•	Financial information systems design and implementation;

•	Appraisal or valuation services for financial reporting purposes;

•	Actuarial services for items recorded in the financial statements;

•	Internal audit outsourcing services;

•	Management functions;

•	Human resources;

•	Certain corporate finance and other services;

•	Legal services; and

•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2011 to November 30, 2012.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2012 for filing with the Canadian provincial securities commissions and the SEC.

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

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2012	November 30, 2011	November 30, 2010
Research Employees	30	24	19
Administrative Employees	9	9	10

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory. For each of the last three fiscal years, all employees of the Company were employed at the Company’s offices in Toronto. In February 2012, the Company appointed its first U.S. employee in its U.S. subsidiary, IPC Ltd. and this employee resigned in December 2012.

E.	Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of January 31, 2013.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options (4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751(1) 8,000	33.49% 0.04%	2,763,940 300,000	$3.62 C$3.27	10/09/2014 16/02/2022	1,381,970 300,000	500,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751(1)	33.49%	2,763,940 300,000	$3.62 C$3.27	10/09/2014 16/02/2022	1,381,970 300,000	500,000(3)	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.62%	250,000	C$3.27	16/02/2022	250,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.12%	10,000 5,000 25,000	C$2.88 C$2.88 C$3.25	22/10/2019 30/11/2016 30/11/2016	10,000 5,000 12,500	N/A	27,060	N/A

Kenneth Keirstead	Director of the Company	Nil		10,000 5,000 25,000	C$2.88 C$2.88 C$3.25	22/10/2019 30/11/2016 30/11/2016	10,000 5,000 12,500	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	4,007	0.02%	10,000 5,000 25,000	C$2.88 C$2.88 C$3.25	22/10/2019 30/11/2016 30/11/2016	10,000 5,000 12,500	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President Pharmaceutical Analysis and Chemistry of the Company	26,067	0.15%	50,000	C$3.82	24/05/2021	33,333	N/A	N/A	Nil
Shameze Rampertab	Vice President Finance and Chief Financial Officer of the Company	5,000	0.03%	60,000 40,000	C$2.62 C$3.27	29/11/2020 16/02/2017	45,000 13,334	N/A	N/A	Nil
Totals		6,173,114	34.47%	3,833,940			2,706,137	500,000	27,060	Nil

Notes:
(1)
2,763,940 performance-based options held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust, 300,000 stock options held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.
(3)
On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the aggregate principal amount of $1.5 million, which will mature January 1, 2015. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the debenture.

(4)	Includes options exercisable within 60 days of the date of this filing.

As of January 31, 2013, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,173,114 common shares, representing approximately 34.5% of the issued common shares of the Company (and beneficially owned approximately 9,079,251 common shares representing 43.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof).

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

•	changes to the exercise price of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of an option held by an insider of the Company;

•	amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

•	changes amending or modifying any mechanics for exercising an option;

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

The 1,790,694 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at January 31, 2013.  Of the options authorized for issuance under the Option Plan, a total of 1,330,119 have been issued, representing 7.4% of the shares issued and outstanding as of January 31, 2013.  As of January 31, 2013, 25,000 options have been exercised under the Plan.

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

The 330,000 common shares that are currently authorized under the RSU Plan represent approximately 1.8% of the Company’s common shares issued and outstanding as at January 31, 2013. There are no RSUs outstanding as of January 31, 2013.

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

(iii)	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;

(iv)	change the application of the adjustment provisions of the DSU Plan; or

(v)	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized under the DSU Plan represent approximately 0.6% of the Company’s common shares issued and outstanding as at January 31, 2013. The total of 22,449 DSUs that have been authorized for issuance for the period ended November 30, 2012 represent common share rights that comprise approximately 0.1% of the common shares issued and outstanding as at January 31, 2013. As at January 31, 2013, 27,060 DSUs have been issued under the DSU Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

On March 15, 2012, we completed a registered direct common share offering resulting in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 33.8% of our then-issued and outstanding common shares of the Company subsequent to the offering). As of the date of this annual report, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 6,005,751common shares, representing approximately 33.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 8,187,721 common shares representing 40.8% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof).  (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result of the registered direct offering, Tekla Capital Management LLC we believe currently owns 1,735,000 common shares representing 9.7% of the issued and outstanding common shares as of the date of this annual report (and beneficially owned approximately 3,295,000 common shares representing 16.9% of our common shares including common shares issuable upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof). As a result of the registered direct offering, Broadfin Capital, LLC we believe currently owns 1,728,221 common shares representing 9.7% of the issued and outstanding common shares as of the date of this annual report (and beneficially owned approximately 2,498,221 common shares representing 13.4% of our common shares including common shares issuable upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof). To our knowledge, there has been no other significant change in the percentage ownership of common shares in the Company during the past three years involving any party owning more than 5% of our common shares. To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2012, there were a total of 375 holders of record of our common shares, of which 252 were registered with addresses in Canada holding in the aggregate approximately 39% of our outstanding common shares, 71 were registered with addresses in the United States holding in the aggregate approximately 60% of our outstanding common shares, and 52 were registered with addresses in other nations holding in the aggregate approximately 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.	Related Party Transactions

As at November 30, 2012 and January 31, 2013, we had an outstanding related party loan to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company, in the amount of approximately $0.8 million. Repayments of this related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp. following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by any Intellipharmaceutics company from any offering of its securities, (other than the proceeds from the transaction completed on February 1, 2011 and on March 15, 2012) following the effective date and/or amounts received by IPC Corp. for scientific research tax credits received after the effective date for research expenses of IPC Corp. incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2012, no related party loan principal repayment was made and interest payments of $39,173 (C$39,083) in respect of the promissory note were made by the Company in accordance with the IPC Arrangement Agreement.

In addition at January 10, 2013, the Company completed a private placement financing of a Debenture in the principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture.

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

Legal Proceedings and Regulatory Actions

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at January 31, 2013, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

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

In February 2012, the Company filed an amendment to the ANDA for generic Focalin to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules. Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, have filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. In addition, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) has filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints are in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®.

Both of these actions have been stayed on the consent of all parties pending ongoing settlement discussions. In view of the previous settlements related to five dosage strengths of the same drug product, the Company believes it is reasonable to expect that the litigation relating to the 40 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. Intellipharmaceutics remains confident that its generic version of 40 mg Focalin XR® does not in any event infringe the patents in issue.

In December 2010, we filed an amendment to the ANDA to include the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In July 2012, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

On or about May 25, 2011, AstraZeneca, the owners of the rights in the United States in Seroquel XR® tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. There was no further regulatory comment or action, and the settlement is now final. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR® on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential. The Company's actual launch may also be subject to a six month statutory delay relating to a prior filer of a generic equivalent of the branded product, such delay to commence from the first date of commercialization by the prior filer.

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

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2012	3.82	1.88	3.55	1.81
2011	6.12	2.30	6.05	2.21
2010	5.05	1.41	5.36	1.50
2009 (partial)	5.00	1.40	6.10	1.52

Quarterly
2012
Fourth quarter	3.16	1.88	3.17	1.81
Third quarter	3.49	2.40	3.54	2.49
Second quarter	3.19	2.64	3.38	2.51
First quarter	3.82	2.41	3.55	2.53
2011
Fourth quarter	3.50	2.66	3.59	2.43
Third quarter	4.35	2.50	4.20	2.21
Second quarter	5.25	2.87	5.04	2.76
First quarter	6.12	2.30	6.05	2.41
2010
Fourth quarter	3.26	2.11	3.35	2.20
Third quarter	3.30	2.05	3.39	2.15
Second quarter	5.05	1.45	5.36	1.50
First quarter	2.63	1.41	2.66	1.50
2009
Fourth quarter (partial)	5.00	1.40	6.10	1.52

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
January 2013 (through to January 29, 2013)	2.56	2.19	2.43	2.11
December 2012	2.59	2.15	2.56	2.06
November 2012	3.00	1.88	2.90	1.81
October 2012	3.16	2.82	3.17	2.72
September 2012	3.02	2.76	2.92	2.69
August 2012	3.00	2.40	2.90	2.49

Item 10.	Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2012, 17,906,937 common shares and no preference shares were issued and outstanding compared to 15,908,444 common and no preference shares issued and outstanding at December 1, 2011. As at January 31, 2013, there were 17,906,937 common shares and no preference shares issued and outstanding.

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

Warrants

At November 30, 2012, there were 3,691,000 common shares issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.52 per common share.

As of January 31, 2013, there were 3,691,000 common shares issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.52 per common share.

Options

At November 30, 2012, there were 4,139,059 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $4.86 per common share. As at November 30, 2012, up to 415,575 additional common shares were reserved for issuance under our Option Plan.

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	4,094,833	3.52	3.90	1.85	2,242,363	3.48	1.89
5.01 - 7.50	-	-	-	-	-	-	-
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,032	39.52	4.83	30.99	36,032	39.50	30.99
300.00 - 500.00	3,971	331.15	3.30	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	0.29	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	1.45	709.18	33	1,149.13	709.18
	4,139,059	4.86			2,286,589	5.94

As of January 31, 2013, there were 4,139,059 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $4.86 per common share. As at January 31, 2013, up to 460,575 additional common shares were reserved for issuance under our Option Plan.

Convertible Debenture

At November 30, 2012, no Debenture was outstanding.

On January 10, 2013, the Company completed a private placement financing of a Debenture in the principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture.

Deferred Share Units

At November 30, 2012, there were 22,449 DSUs issued to one non-management director.  As of January 31, 2013, there were 27,060 DSUs issued to one non-management director.

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

Each investor has the right, up to February 1, 2013, to participate in any subsequent issuance by the Company of common shares or common share equivalents for cash consideration, indebtedness or a combination of units (“Subsequent Financing”), up to an amount to maintain their percentage ownership interest in the Company immediately prior to the Subsequent Financing following such Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing. With respect to the Debenture financing completed on January 10, 2013, the investors did not exercise their right to participate.

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

On January 10, 2013, the Company completed a private placement financing of a Debenture in the principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture.

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

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:

•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions relating to the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application;

•
the amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by the Company to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2012, an amount of $783,717 was outstanding; and

•	the Debenture dated January 10, 2013 for $1.5 million, which will mature January 1, 2015 issued by the Company to Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company.

D.	Exchange Controls

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

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2012 taxable year and expect that we will not be a PFIC during our 2013 taxable year. However, the tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year. Absent one of the elections described below, if the Company is a PFIC for any taxable year during which a U.S. Holder holds the Company’s common shares, the Company generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether the Company ceases to meet the PFIC tests in one or more subsequent years. Unless otherwise provided by the IRS, a U.S. Holder of common shares is generally required to file an information return annually to report its ownership interest in the Company during any year in which the Company is a PFIC.

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

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 15% or 20% rate, as applicable, for such income currently in effect. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

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

Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year. The long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income other than qualified dividend income, as defined above. Currently, the maximum long-term capital gains rate is 20%, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change and prospective U.S. Holders should consult their tax advisors.  The deductibility of losses may be subject to limitations.

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

Backup Withholding

Generally, information reporting requirements will apply to distributions on the Company’s common shares or proceeds on the disposition of the Company’s common shares paid within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders.  Such payments will generally be subject to backup withholding tax at the rate of 31%  if: (a) a U.S. Holder fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number to the payor (generally on Form W-9), as required by the Code and Treasury Regulations, (b) the IRS notifies the payor that the U.S. Holder’s taxpayer identification number is incorrect, (c) a U.S. Holder is notified by the IRS that it has previously failed to properly report interest and dividend income, or (d) a U.S. Holder fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2012	November 30, 2011
	$	$

Total accounts receivable	2,778	3,383
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	2,778	3,383

Not past due	2,778	1,122
Past due for more than 31 days but no more than 60 days	-	1,096
Past due for more than 61 days but no more than 90 days	-	1,165
Total accounts receivable, net	2,778	3,383

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2012, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. For the year ended November 30, 2011, two customers accounted for 98% and 2% of the revenue of the Company and 100% of accounts receivable of the Company. For the year ended November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2012		November 30, 2011
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	0.9936		1.0203
	$	$	$	$
Assets
Cash	247,397	248,991	580,958	569,399
Accounts receivable	-	-	-	-
Investment tax credits	300,000	301,932	356,963	349,861
	547,397	550,923	937,921	919,260
Liabilities
Accounts payable	284,727	286,561	390,190	382,427
Accrued liabilities	106,621	107,308	334,493	327,838
Employee cost payable	189,383	190,603	264,588	259,324
Capital lease	51,194	51,524	44,263	43,382
Due to related party	778,701	783,716	772,496	757,126
	1,410,626	1,419,712	1,806,030	1,770,097
Net exposure	(863,229)	(868,789)	(868,109)	(850,837)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2012:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	512,360	-	-	-	-
Accrued liabilities	224,797	-	-	-	-
Employee cost payable	663,222	-	-	-	-
Lease obligations	12,188	12,638	13,591	13,106	46,243
Due to related party	783,717	-	-	-	-
	2,196,284	12,638	13,591	13,106	46,243

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2012 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2012. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of November 30, 2012.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2012. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2012.

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

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under National Instrument 52-110 – Audit Committee).  The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(2)(A), NASDAQ requires that one member of the audit committee have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.”  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the NASDAQ rules.

Item 16B.	Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented. It may be viewed on our website at www.intellipharmaceutics.com.  During the year ended November 30, 2012, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.	Principal Accountant Fees and Services.

Our auditor is Deloitte LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte is independent under Rule 2-01 of Regulation S-X.

The aggregate amounts billed by our auditors to us for the years ended November 30, 2012 and 2011 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2012		2011
Audit Fees (1)	$	C205,810	$	C226,555
Audit-Related Fees (2)		-		10,843
Tax Fees (3)		35,215		118,471
All Other Fees (4)		63,778		60,408
Total Fees	$	C304,803	$	C416,277

Notes:
(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements and reviews of quarterly interim financial statements.
(2)	Audit-related fees consist of consultation on accounting and disclosure matters.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)	All other fees include accounting related matters, Form 20-F, Form F-3, base shelf prospectus activities and internal control reviews.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2012 and 2011, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year although shares were received by affiliated purchasers in connection with the IPC Arrangement Agreement (see Item 4.A).

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III.

Item 17.	Financial Statements.

See Item 18 below.

Item 18.	Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2012, 2011, and 2010

Intellipharmaceutics International Inc.
November 30, 2012, 2011, and 2010

Deloitte LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca
Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2012 and November 30, 2011, and the consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2012 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca
Opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and the accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
January 29, 2013

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2012 and 2011
(Stated in U.S. dollars)
	2012	2011
	$	$

Assets
Current
Cash and cash equivalents	497,016	4,817,088
Accounts receivable	2,778	3,383
Investment tax credits	301,932	349,861
Prepaid expenses, sundry and other assets	137,449	124,982
	939,175	5,295,314

Property and equipment, net (Note 4)	1,535,703	951,914
	2,474,878	6,247,228

Liabilities
Current
Accounts payable	512,360	554,210
Accrued liabilities (Note 5)	224,797	436,154
Employee costs payable (Note 7)	663,222	736,073
Current portion of capital lease obligations (Note 8)	51,524	43,383
Due to related parties (Note 6)	783,717	757,126
	2,235,620	2,526,946

Deferred revenue	-	107,091
Capital lease obligations (Note 8)	46,242	95,206
Warrant liability (Note 13)	1,960,893	6,611,015
	4,242,755	9,340,258

Shareholders' deficiency
Capital stock (Notes 9 and 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,906,937 common shares (2011 - 15,908,444)	147,152	147,152
Additional paid-in capital	28,409,665	20,822,672
Accumulated other comprehensive loss	(240,010)	(115,035)
Accumulated deficit	(30,084,684)	(23,947,819)
	(1,767,877)	(3,093,030)
Contingencies (Note 15)
	2,474,878	6,247,228

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
__________________________________	__________________________________
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2012, 2011 and 2010

(Stated in U.S. dollars)

	2012	2011	2010
	$	$	$

Revenue
Research and development	107,091	501,814	1,459,385
	107,091	501,814	1,459,385

Expenses
Research and development	5,992,417	5,125,608	4,533,310
Selling, general and administrative	3,672,313	2,925,454	2,699,204
Depreciation (Note 4)	452,303	227,456	242,778
Write-down on long lived assets (Note 4)	107,123	-	36,481
	10,224,156	8,278,518	7,511,773

Loss from operations	(10,117,065)	(7,776,704)	(6,052,388)
Fair value adjustment of derivative liabilty (Note 13)	3,841,233	5,346,878	223,782
Financing expense (Note 9)	-	(2,357,732)	-
Net foreign exchange gain (loss)	181,682	(70,036)	138,949
Interest income	20,691	60,790	27,001
Interest expense	(63,406)	(83,473)	(98,435)
Loss	(6,136,865)	(4,880,277)	(5,761,091)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(124,975)	110,441	116,368
Comprehensive loss	(6,261,840)	(4,769,836)	(5,644,723)

Loss per common share, basic and diluted	(0.36)	(0.33)	(0.53)

Weighted average number of common shares outstanding, basic and diluted	17,258,686	14,994,118	10,907,054

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2012, 2011 and 2010

(Stated in U.S. dollars)
	Number	Common stock Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated Deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$

Balance, November 30, 2009	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost	-	-	68,328	-	-	68,328
Stock options to broker	-	-	13,711	-	-	13,711
Stock options to employees	-	-	964,016	-	-	964,016
Stock options to non-management board members	-	-	59,610	-	-	59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	116,368	-	116,368
Loss	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)

Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares (Note 9)	4,800,000	-	-	-	-	-
Shares issued for options exercised (Note 10)	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees (Note 10)	-	-	674,746	-	-	674,746
Stock options to non-management board members (Note 10)	-	-	27,714	-	-	27,714
DSU's to non-management board members (Note 11)		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants (Note 13)	176,469	-	755,124	-	-	755,124
Other comprehensive gain (net of tax - $Nil)	-	-	-	110,441	-	110,441
Loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	130,183	1,453,667	110,441	(4,880,277)	(3,185,986)

Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)
Issuance of common shares (Note 9)	1,818,182	-	5,000,000	-	-	5,000,000
Share issuance cost (Note 9)	-	-	(779,271)	-	-	(779,271)
Stock options to employees (Note 10)	-	-	2,251,325	-	-	2,251,325
Stock options to non-management board members (Note 10)	-	-	72,520	-	-	72,520
DSU's to non-management board members (Note 11)	-	-	36,727	-	-	36,727
Issuance of shares on exercise of cashless warrants (Note 13)	180,315	-	1,005,692	-	-	1,005,692
Other comprehensive loss (net of tax - $Nil)	-	-	-	(124,975)	-	(124,975)
Loss	-	-	-	-	(6,136,865)	(6,136,865)
Cancellation on shares exchanged	(4)	-	-	-	-	-
	1,998,493	-	7,586,993	(124,975)	(6,136,865)	1,325,153
Balance, November 30, 2012	17,906,937	147,152	28,409,665	(240,010)	(30,084,684)	(1,767,877)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2012, 2011 and 2010
(Stated in U.S. dollars)
	2012	2011	2010
	$	$	$

Loss	(6,136,865)	(4,880,277)	(5,761,091)
Items not affecting cash
Depreciation	452,303	227,456	242,778
Stock-based compensation (Note 10)	2,323,845	702,460	1,023,626
Deferred share units (Note 11)	36,727	33,101	12,426
Interest accrual	45,278	7,739	95,113
Investment tax credit written off (Note 18)	39,170	-	26,832
Fair value adjustment of derivative liability (Note 13)	(3,841,233)	(5,346,878)	(223,782)
Write-down on long lived assets (Note 4)	107,123	-	36,481
Financing expense (Note 9)	-	884,587	-
Unrealized foreign exchange (gain) loss	(145,724)	203,604	195,361

Change in non-cash operating assets & liabilities
Accounts receivable	605	(1,764)	3,808
Investment tax credits	57,094	869,406	675,461
Prepaid expenses and sundry assets	(10,206)	17,189	36,776
Accounts payable and accrued liabilities	(475,387)	203,743	(1,117,563)
Deferred revenue	(107,091)	98,186	(1,440,421)
Cash flows used in operating activities	(7,654,361)	(6,981,448)	(6,194,195)

Financing activities
Payments to related parties (Note 6)	-	(801,551)	(860,703)
Repayment of capital lease obligations	(44,364)	(22,452)	(36,317)
Deferred offering cost	-	-	(9,981)
Issuance of common shares on exercise of stock options (Note 10)	-	93,165	-
Proceeds from issuance of shares and warrants, gross (Note 9)	-	12,000,000	-
Proceeds from issuance of shares on exercise of warrants (Note 13)	187,500	-	-
Proceeds from issuance of shares, gross (Note 9)	5,000,000	-	-
Share issuance cost	(779,271)	-	-
Cash flows provided from (used in) financing activities	4,363,865	11,269,162	(907,001)

Investing activity
Purchase of property and equipment	(1,036,092)	(262,142)	(133,878)

Cash flows used in investing activities	(1,036,092)	(262,142)	(133,878)

Effect of foreign exchange gain on cash held in foreign currency	6,516	2,380	9,718

(Decrease) increase in cash and cash equivalents	(4,320,072)	4,027,952	(7,225,356)
Cash and cash equivalents, beginning of period	4,817,088	789,136	8,014,492

Cash and cash equivalents, end of period	497,016	4,817,088	789,136

Supplemental cash flow information
Interest paid (Note 6)	39,173	163,099	104,943
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $30,084,684 as at November 30, 2012 (November 30, 2011 and 2010 - $23,947,819 and $19,067,542) respectively. Previously, the Company funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

The consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this.  In order for the Company to continue operations at existing levels, the Company expects that over the next twelve months the Company will require significant additional capital.  While the Company expects to satisfy its operating cash requirements for at least the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, funds from senior management through the convertible debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partners funding some or all costs of development, there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all.  The availability of financing will be affected by, among other things, the results of its research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict its operations.  In the event that the Company does not obtain additional capital over the next twelve months, there may be substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in its not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of its product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp. These consolidated financial statements also include the results of Vasogen Ireland Ltd. up to June 27, 2012, the date of its dissolution.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

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

(b)	Financial Instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

(c)	Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2012.

Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(d)	Property and equipment

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

(e)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on internal or external appraisals.

(f)	Warrants

The Company issued warrants as described in Notes 9(b) and 13.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

(g)	Revenue recognition

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(g)	Revenue recognition (continued)

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

(h)	Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(i)	Income taxes

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Income taxes (continued)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 14.

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

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in the statement of operations and comprehensive loss.

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

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the statement of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 10 provides supplemental disclosure of the Company's stock options.

(l)	Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(l)	Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,830,059, 7,876,229, and 1,687,914 common shares of the Company during fiscal 2012, 2011, and 2010, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2012, 2011 and 2010 as the effect would be anti-dilutive.

(m)	Comprehensive loss

The Company follows ASC topic 810-10. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is loss plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

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

(o)	Recently adopted accounting pronouncements

In May 2011, the FASB provided amendments ASU 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted ASU 2011-4 on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(o)	Recently adopted accounting pronouncements (continued)

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted ASU 2011-05 on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements, as the Company was already presenting its statement of comprehensive income in accordance with the guidelines above.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company adopted ASU 2011-12 on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

4.	Property and equipment

			November 30, 2012
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	243,798	188,935	54,863
Computer software	126,568	53,916	72,652
Furniture and fixtures	140,829	98,091	42,738
Laboratory equipment	2,602,478	1,383,709	1,218,769
Leasehold improvements	1,108,246	1,108,246	-
Laboratory equipment under capital lease	225,192	88,617	136,575
Computer equipment under capital lease	84,990	74,884	10,106
	4,532,101	2,996,398	1,535,703

			November 30, 2011
	Cost	Accumulated amortization	Carrying value
	$	$	$

Computer equipment	185,662	145,070	40,592
Computer software	39,355	27,808	11,547
Furniture and fixtures	111,255	76,187	35,068
Laboratory equipment	1,941,659	1,264,505	677,154
Leasehold improvements	940,362	927,021	13,341
Lab equipment under capital lease	201,622	44,128	157,494
Computer under capital lease	76,093	59,375	16,718
	3,496,008	2,544,094	951,914

Depreciation for the year ended November 30, 2012 was $452,303 (November 30, 2011 - $227,456; November 30, 2010 - $242,778).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2012, the Company recorded a $107,123 write-down of long-lived assets (2011 - $Nil; 2010 – $36,481). The Company performed an asset inspection at the end of the fiscal year and noted assets which were not in use or had nominal value. The fair value of these assets were determined based on internal appraisals as per the Company’s accounting policy.

5.	Accrued liabilities

	November 30, 2012	November 30, 2011
	$	$

Professional fees	116,179	307,465
Other	108,618	128,689
	224,797	436,154

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2012	November 30, 2011
	$	$
Promissory note payable to two directors and officers of the Company, unsecured 6% annual interest rate on the outstanding loan balance (i) (2012 - C$750,534; 2011 - C$774,330)	755,368	729,520
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (2012 - C$28,167; 2011 - C$28,167)	28,349	27,606
	783,717	757,126

Interest expense on the promissory note payable to related parties for the year ended November 30, 2012 is $45,278 (November 30, 2011  - $73,011; November 30, 2010 - $94,055) and has been included in the consolidated statement of operations and comprehensive loss.

(i)
Effective October 22, 2009 (“effective date”), the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2012, no principal repayment was made (2011 - $801,551; 2010 - $755,760) and interest payment of $39,173 (C$39,083) (2011 – $163,099; 2010 - $104,943) in respect of the promissory note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

As described in Note 7, the Company had salaries payable to the two principal shareholders.

7.	Employee costs payable

As at November 30, 2012, the Company had $472,619 (November 30, 2011 - $472,619) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $190,603 (November 30, 2011 - $263,454) for other amounts payable to certain employees.  These balances are due on demand and therefore presented as current in nature.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

8.	Lease obligations

The Company leases facilities under an operating lease which expires on November 2013, with an option to extend the lease on comparable terms for five additional years.  The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2012:

Year ending November 30, 2012	Capital Lease	Operating Lease
	$	$

2013	62,470	89,016
2014	49,251	-
	111,721	89,016
Less: amounts representing interest at 14%	13,955	-
	97,766	89,016
Less: Current portion	51,524	-
Balance, long-term portion	46,242	89,016

9.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2012 the Company has 17,906,937 (2011 – 15,908,444) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)	Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 6,005,751 (2011 - 5,997,751) common shares or approximately 34% (2011 – 38%) of IPC.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

9.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(b)
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

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through the statement of operations and comprehensive loss.

The Company incurred financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005 and $655,582 as the cost of the private offering.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 13). The Company recorded the full value of the derivative as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expenses.

(c)	On March 15, 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in shareholders deficiency.

10.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,790,694 based on the number of issued and outstanding common shares as at November 30, 2012. As at November 30, 2012, 1,375,119 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2012, there were 415,575 options available for grant under the Employee Stock Option Plan.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

10.	Options (continued)

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,381,970 performance-based stock options have been vested as of November 30, 2012. These options were still outstanding as at November 30, 2012 and will expire in 2014.

In the year ended November 30, 2012, Nil (2011 – 120,000) stock options to non-management board members and a grant of 955,000 (2011 – Nil) stock options to management were granted.

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

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than three years the Company uses its own volatility.

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

The weighted average fair value of employee stock options granted in 2012 and 2011 was estimated using the following assumptions:

	2012	2011

Volatility	64.7%	63.8%
Risk-free interest rate	0.08%	0.02%
Expected life (in years)	10.00	7.77
Dividend yield	-	-
The weighted average grant date fair value per options granted	$2.51	$1.86

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

10.	Options (continued)

Details of stock option transactions are as follows:

			November 30, 2012			November 30, 2011			November 30, 2010
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	3,216,954	5.33	2.82	3,038,698	5.53	2.87	2,939,188	6.48	3.46
Granted	955,000	3.27	2.51	328,000	3.51	1.84	152,722	3.36	1.59
Exercised	-	-	-	(25,000)	3.73	1.55	-	-	-
Forfeiture	(32,862)	-	-	(4,667)	-	-	(25,000)	-	-
Expired	(33)	69.74	53.82	(120,077)	6.01	1.61	(28,212)	51.47	25.29
Balance at end of period	4,139,059	4.86	2.76	3,216,954	5.53	2.87	3,038,698	6.48	3.46

Options exercisable, end of year	2,286,589	5.94	3.55	1,585,816	7.11	4.03	1,328,667	8.00	4.45

As of November 30, 2012, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	4,094,833	3.52	3.90	1.85	2,242,363	3.48	1.89
5.01 - 7.50	-	-	-	-	-	-	-
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,032	39.52	4.83	30.99	36,032	39.50	30.99
300.00 - 500.00	3,971	331.15	3.30	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	0.29	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	1.45	709.18	33	1,149.13	709.18
	4,139,059	4.86			2,286,589	5.94

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2012 is approximately $2,214,000 (November 30, 2011 - $2,214,000). For the year ended November 30, 2012, no compensation cost has been recognized for the remaining unvested performance-based options.  For the year ended November 30, 2011, the Company recorded stock based compensation expense of $442,800 related to meeting the performance criteria of 276,394 options.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

10.	Options (continued)

No options were exercised in the year ended November 30, 2012.  For the year ended November 30, 2011, 25,000 options were exercised for a cash consideration of $93,165 and no options were exercised in the year ended November 30, 2010.

During the year ended November 30, 2012, no stock options were granted to employees. For the fiscal year ended November 30, 2011, 208,000 stock options were granted.

The following table summarizes the components of stock-based compensation expense.

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Research and development	1,505,061	601,423	885,600
Selling, general and administrative	818,784	101,037	138,026
	2,323,845	702,460	1,023,626

The Company has estimated its stock option forfeitures to be $Nil at November 30, 2012 (2011 - $7,302; 2010 - $Nil).

11.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a DSU Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2012, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2012, 22,449 DSUs are outstanding and 87,551 DSUs are available for grant under the DSU Plan.

	November 30, 2012		November 30, 2011
	$	shares	$	shares

Additional paid in capital	36,727	12,199	33,101	10,250
Accrued liability	9,688	4,611	6,569	2,050

12.	Restricted share units

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

13.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 9 these warrants are considered to be a derivative liability.

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

The following table provides information on the 7,286,000 warrants outstanding and exercisable as of November 30, 2012:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise
Series B	2.50	3,470,000	February 1, 2013	1,735,000
Agent	3.125	96,000	March 30, 2014	96,000
Series A	2.50	3,720,000	February 1, 2016	1,860,000
		7,286,000		3,691,000

During the year ended November 30, 2012, there were cash and cashless exercises in respect of 150,000 (2011 – Nil) and 1,300,000 (2011 – 960,000) warrants respectively, resulting in the issuance of 75,000 (2011 – Nil) and 105,315 (2011 – 176,469) common shares respectively. The fair value of $1,005,692 for these shares was recorded as a charge to additional paid-in capital.  Details of warrant transactions are as follows:

	November 30, 2012	November 30, 2011

Outstanding, beginning of year	8,979,275	357,237
Issued during the year	-	9,696,000
Exercised during the year	(1,450,000)	(960,000)
Expired during the year	(243,275)	(113,962)
Outstanding, end of year	7,286,000	8,979,275

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

Accordingly, the fair value of the Series A and Series B warrants at November 30, 2012 using the Black-Scholes Options Pricing Model was estimated to be $1,659,492 (2011 - $3,786,049) and $276,038 (2011 - $2,741,185) respectively, and the fair value of the agent warrants was estimated to be $25,363 (2011- $83,781), using the following assumptions as of November 30, 2012:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

13.	Warrants (continued)

Warrant	Warrants outstanding	Volatility	Risk free rate	Expected life (years)
		%	%

Series A	3,720,000	54.90	0.37%	3.1
Series B	3,470,000	48.20	0.18%	0.2
Agent	96,000	46.15	0.18%	1.1

The change in the fair value of the warrants from the previously recorded amount to November 30, 2012 amounting to a gain of $3,841,233 (2011 - $5,346,878: 2010 - $223,782) has been recorded as fair value adjustment of derivative liability in the statement of operations and comprehensive loss.

14.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30, 2012	November 30, 2011	November 30, 2010
	%	%	%

Statutory income tax rate	27	28	31

	$	$	$

Statutory income tax recovery	(1,632,406)	(1,366,478)	(1,785,938)
Increase (decrease) in income taxes
Non-deductible expenses/ non-taxable income	(399,748)	(1,324,979)	323,643
Change in valuation allowance	3,217,198	2,452,926	1,782,583
Investment tax credit	(561,988)	-	-
Ontario tax rate change	(420,990)	-	-
Foreign exchange change	(230,695)	-	-
True up of tax returns, etc.	28,629	238,531	(320,288)
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

14.	Income taxes (continued)

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	6,031,917	4,147,325	2,813,049
Book and tax basis differences on assets and liabilities	773,590	824,640	632,422
Other	17,590	8,635	10,380
Ontario harmonization tax credit	427,355	361,888	431,601
Investment tax credit	2,089,238	1,351,859	740,213
Undeducted research and development expenditures	2,179,097	1,607,242	1,220,998
	11,518,787	8,301,589	5,848,663
Valuation allowances for deferred tax assets	(11,518,787)	(8,301,589)	(5,848,663)
Net deferred tax assets	-	-	-

At November 30, 2012, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2014	(1,787,361)
2015	(2,276,467)
2026	(548,823)
2027	-
2028	(1,467,117)
2029	(1,502,598)
2030	(3,879,335)
2031	(5,278,281)
2032	(5,923,991)
(22,663,973)

United States Federal income tax losses expiring in the year ended November 30,
$

2024	23,426
2025	16,234
2026	34,523
74,183

At November 30, 2012, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $9,822,000 (2011 - $7,549,000) which can be carried forward indefinitely.

At November 30, 2012, the Company had approximately $427,000 (2011 - $362,000) of Ontario harmonization credits, which will expire on the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2012, the Company had approximately $2,089,000 (November 30, 2011 - 1,352,000; November 30, 2010 - $740,200) of unclaimed ITCs which expire from 2025 to 2032. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

14.	Income taxes (continued)

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2012 or November 30, 2011.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2006 to 2012 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2012, 2011 and 2010 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2012 and 2011.

The Company had no unrecognized tax benefits in 2012, 2011 and 2010, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

15.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at January 29, 2013, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

In February 2012, the Company filed an amendment to the ANDA for generic Focalin to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, have filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. In addition, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) has filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints are in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®.

Both of these actions have been stayed on the consent of all parties pending ongoing settlement discussions. In view of the previous settlements related to five dosage strengths of the same drug product, the Company believes it is reasonable to expect that the litigation relating to the 40 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. Intellipharmaceutics remains confident that its generic version of 40 mg Focalin XR® does not in any event infringe the patents in issue.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

16.           Financial instruments

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

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable, accrued liabilities, employee cost payable, capital lease obligations and due to related party loan approximates their fair values because of the short-term nature of these instruments.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

16.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the cash and cash equivalents:

	November 30, 2012	November 30, 2011
	$	$

Cash	447,016	3,817,158
Bankers acceptance	50,000	999,930
(30 days maturity, interest 0.10%)
Total cash and cash equivalents	497,016	4,817,088

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2012	November 30, 2011
	$	$

Total accounts receivable	2,778	3,383
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	2,778	3,383

Not past due	2,778	1,122
Past due for more than 31 days but no more than 60 days	-	1,096
Past due for more than 61 days but no more than 90 days	-	1,165
Total accounts receivable, net	2,778	3,383

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2012, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. For the year ended November 30, 2011, two customers accounted for 98% and 2% of the revenue of the Company and 100% of accounts receivable of the Company. For the year ended November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

16.	Financial instruments (continued)

(c)	Foreign exchange risk (continued)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		November 30, 2012		November 30, 2011
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	0.9936		1.0203
	$	$	$	$

Assets
Cash	247,397	248,991	580,958	569,399
Investment tax credits	300,000	301,932	356,963	349,861
	547,397	550,923	937,921	919,260
Liabilities
Accounts payable	284,727	286,561	390,190	382,427
Accrued liabilities	106,621	107,308	334,493	327,838
Employee cost payable	189,383	190,603	264,588	259,324
Capital lease	51,194	51,524	44,263	43,382
Due to related party	778,701	783,716	772,496	757,126
	1,410,626	1,419,712	1,806,030	1,770,097
Net exposure	(863,229)	(868,789)	(868,109)	(850,837)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2012:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	512,360	-	-	-	-
Accrued liabilities	224,797	-	-	-	-
Employee cost payable	663,222	-	-	-	-
Lease obligations	12,188	12,638	13,591	13,107	46,242
Due to related parties	783,717	-	-	-	-
	2,196,284	12,638	13,591	13,107	46,242

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2012, 2011, and 2010
(Stated in U.S. dollars)

17.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Revenue
United States	107,091	501,814	1,459,385
	107,091	501,814	1,459,385

Total assets
Canada	2,474,878	6,247,228	3,267,706

Total property and equipment
Canada	1,535,703	951,914	925,554

18.	Non-cash transactions

In fiscal 2012, included in research and development expenses is an amount of $39,170 (2011 - $Nil; 2010 - $26,832) related to the write-off of a previously recorded investment tax credit.

19.	Subsequent events

The Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the principal amount of $1.5 million, which will mature January 1, 2015.  The Debenture will bear interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Item 19.               Exhibits

EXHIBIT INDEX
Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(3)
1.2	By-laws of the Company	(3)
4.1	IPC Arrangement Agreement	(3)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(3)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(3)
4.4	The escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement	(3)
4.51	Securities purchase agreement for February 1, 2011 private placement	(2)
4.52	Registration rights agreement for February 1, 2011 private placement	(2)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(2)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(4)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54 filed herewith)	(4)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(1)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(3)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Chartered Accountants	(1)
101
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2012, formatted in XBRL:
(i) Consolidated balance sheets as at November 30, 2012 and 2011
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2012, 2011 and 2010
(iii) Consolidated statements of shareholders’ equity for the years ended November 30, 2012, 2011 and 2010
(iv) Consolidated statements of cash flows for the years ended November 30, 2012, 2011 and 2010
(v) Notes to the consolidated financial statements

		(5)
(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2012.

(2)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

(3)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.

(4)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.

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

January 31, 2013