Form 20-F/A
period 2012-11-30
Intellipharmaceutics International Inc.
filed 2013-02-01
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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

Yes [   ]     No [x]

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended November 30, 2012 ("Amendment No. 1"), originally filed with the Securities and Exchange Commission on January 31, 2013 (the "Original Form 20-F"), is being filed solely for purposes of furnishing Interactive Data File disclosure (not included with the Original Form 20-F due to printer error) as Exhibit 101 with detail-tagged footnotes to the financial statements in accordance with Rule 405 of Regulation S-T.  In connection with the filing of this Amendment No. 1 and pursuant to the rules of the SEC, we are including with this Amendment No. 1 certain new certifications by our principal executive officer and principal financial officer. Accordingly, Item 19 of Part III has also been amended to reflect the filing of these new certifications. In addition, although no changes have been made to the financial statements included in Item 18 of Part III, a Consent of Independent Registered Chartered Accountants is included with this Amendment No.1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, or reflect any events that have occurred since the Original Form 20-F was originally filed.

Item 19.               Exhibits

EXHIBIT INDEX
Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(3)
1.2	By-laws of the Company	(3)
4.1	IPC Arrangement Agreement	(3)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(3)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(3)
4.4	The escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement	(3)
4.51	Securities purchase agreement for February 1, 2011 private placement	(2)
4.52	Registration rights agreement for February 1, 2011 private placement	(2)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(2)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(4)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54 filed herewith)	(4)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(1)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(3)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(6)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(6)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Chartered Accountants	(6)
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
(iv) Consolidated statements of cash flows for the years ended November 30, 2012, 2011 and 2010
(v) Notes to the consolidated financial statements

		(5) (6)
(1)	Previously filed as exhibits to Original Form 20-F.

(2)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

(3)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.

(4)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.

(5)
XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(6)	Filed herewith.

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