Form 20-F
period 2013-11-30
Intellipharmaceutics International Inc.
filed 2014-02-18
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2013 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………

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
None

As of November 30, 2013, the registrant had 21,430,611 common shares outstanding.

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

Yes [  ]     No [x]

TABLE OF CONTENTS
(continued)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the estimated proceeds we may receive from any offering of our securities, our expected use of any proceeds from any offering, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits (“ITCs”).  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
•	our selection and licensing of products and product candidates;
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

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the timing and amount of insurance reimbursement for our products;
•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the availability and pricing of third-party sourced products and materials;
•	difficulties or delays in manufacturing;
•	the manufacturing capacity of third-party manufacturers that we may use for our products; and
•
the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses.

Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section in Item 3.D below, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop. In this annual report, we refer to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™ and Regabatin™ are our trademarks.  These trademarks are important to our business.  Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.  Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

 Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2013, 2012, 2011 and 2010, and the eleven month period ended November 30, 2009. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction.  These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

	Periods ended (in thousands, except for per share data)
	As at and for the year ended November 30, 2013	As at and for the year ended November 30, 2012	As at and for the year ended November 30, 2011	As at and for the year ended November 30, 2010	As at and for the eleven month period ended November 30, 2009
Revenue	1,527	107	502	1,459	630
Loss for the period	(11,495)	(6,137)	(4,880)	(5,761)	(1,839)
Total assets	4,380	2,475	6,247	3,268	11,081
Total liabilities	10,335	4,243	9,340	3,175	6,449
Net assets	(5,955)	(1,768)	(3,093)	93	4,632
Capital stock (1)	11,721	6,129	902	17	17
Loss per share - basic and diluted	(0.58)	(0.36)	(0.33)	(0.53)	(0.19)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	19,671	17,259	14,994	10,907	9,512

Notes:
(1)	As restated for the year ended November 30, 2012 and 2011 and discussed in Items 5.A and 10.A

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the eleven month period ended November 30, 2009 and for fiscal years 2010, 2011, 2012 and 2013. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2009 (11 months)	0.8696
2010	0.9673
2011	1.0123
2012	0.9977
2013	1.0241

The following table sets forth the high and low exchange rates for each month during the previous six months.

	LOW	HIGH
August 2013	0.9476	0.9712
September 2013	0.9494	0.9768
October 2013	0.9564	0.9724
November 2013	0.9435	0.9602
December 2013	0.9348	0.9454
January 2014	0.8952	0.9422
February 2014 (through February 14, 2014)	0.9011	0.9110

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada.  At February 14, 2014, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.9105.

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

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities.  As of November 30, 2013, we had a cash balance of $0.8 million. As of February 18, 2014, our cash balance was $6.1 million, which we currently expect will fund our current operations through November 2014. We will need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of our at-the-market offering program (see “Prior Sales”, in Item 10, below for a further description of our at-the-market offering program) and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug applications (“ANDAs”) or new drug applications (“NDAs”) at all or in time to competitively market our products or product candidates.

Delays, suspensions and terminations in our preclinical studies and clinical trials could result in increased costs to us and delay our ability to generate product revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;
•	manufacturing sufficient quantities of a drug candidate;
•	obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;
•	patient enrollment; and
•	for controlled substances, obtaining specific permission to conduct a study, and obtaining import and export permits to ship study samples.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

•	the number of patients that participate in the trial;
•	the length of time required to enroll suitable subjects;
•	the duration of patient follow-up;
•	the number of clinical sites included in the trial;
•	changes in regulatory requirements or regulatory delays or clinical holds requiring suspension or termination of the trials;
•	delays, suspensions or termination of clinical trials due to the institutional review board overseeing the study at a particular site;
•	failure to conduct clinical trials in accordance with regulatory requirements;
•	unforeseen safety issues, including serious adverse events or side effects experienced by participants; and
•	inability to manufacture, through third party manufacturers, adequate supplies of the product candidate being tested.

Based on results at any stage of product development, we may decide to repeat or redesign preclinical studies or clinical trials, conduct entirely new studies or discontinue development of products for one or all indications.  In addition, our product candidates may not demonstrate sufficient safety and efficacy in pending or any future preclinical testing or clinical trials to obtain the requisite regulatory approvals.  Even if such approvals are obtained for our products, they may not be accepted in the market as a viable alternative to other products already approved or pending approvals.

If we experience delays, suspensions or terminations in a preclinical study or clinical trial, the commercial prospects for our products will be harmed, and our ability to generate product revenues will be delayed or we may never be able to generate such revenues.

We have a history of operating losses, which may continue in the foreseeable future.

We have incurred net losses from inception through November 30, 2013 and had an accumulated deficit of $41.6 million as of such date and have incurred additional losses since such date.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

Our intellectual property may not provide meaningful protection for our products and product candidates.

We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents outstanding.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of our commercially promising drug delivery platforms and technologies.  Our success depends, in part, on our and our collaborative partners’ ability to obtain and maintain patent protection for products and product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  Without patent and other similar protection, other companies could offer substantially identical products without incurring sizeable development costs which could diminish our ability to recover expenses of and realize profits on our developed products.  If our pending patent applications are not approved, or if we are unable to obtain patents for additional developed technologies, the future protection for our technologies will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or otherwise restricting our ability to do business in a particular area.  If we are unable to obtain patents or otherwise protect our trade secrets or other intellectual property and operate without infringing on the proprietary rights of others, our business, financial condition and results of operations could be materially adversely affected.

 We may be subject to intellectual property claims that could be costly and could disrupt our business.

Third parties may claim we have infringed their patents, trademarks, copyrights or other rights.  We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights or liability in the form of substantial damages, fines or other penalties such as injunctions precluding our manufacture, importation or sales of products.  The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements.  Insurance coverage may be denied or may not be adequate to cover every claim that third parties could assert against us.  Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business.  Any of these claims could also harm our reputation.

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

Approvals for our product candidates may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products.  For instance, in July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) were enacted into law.  The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012.  Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid.  It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly litigious environment.

From time to time, we are subject to legal proceedings.  As of the date of this annual report, we are not aware of any pending or threatened litigation claims against us. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities.  Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

Successful development of our product candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

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

As a result, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized.

Near-term revenue depends significantly on the success of our first filed ANDA (“lead”) product, our once daily dexmethylphenidate hydrochloride extended-release generic.

We have invested significant time and effort in the development of our lead product, our once daily generic dexmethylphenidate hydrochloride extended-release capsules, which has only recently received final FDA approval for the 15 and 30 mg strengths. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that our development partner, Par Pharmaceutical, Inc. (“Par”), intends to launch these strengths immediately upon the expiry of those exclusivity periods but there can be no assurance as to when or if such launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

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

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the product candidates that we are developing or licensing.

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

Even if we are able to obtain regulatory approvals for our product candidates, the success of any of our products will be dependent upon market acceptance.  Levels of market acceptance for any products marketed by us could be affected by several factors, including:

•	the availability of alternative products from competitors;
•	the prices of our products relative to those of our competitors;
•	the timing of our market entry;
•	the ability to market our products effectively at the retail level; and
•	the acceptance of our products by government and private formularies.

Some of these factors are not within our control, and our proposed products may not achieve levels of market acceptance anticipated by us.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of our products and any product candidates we are currently developing or may develop in the future.  These studies could also impact a future product after it has been marketed.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or requirement of other risk management programs such as the need for a patient registry. The failure of our products and any of our product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.

There are a number of risks and uncertainties associated with clinical trials, which may be exacerbated by our relatively limited experience in conducting and supervising clinical trials and preparing NDAs. The results of initial clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval of our product candidates or a limited application of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

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

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.  Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.  Our failure, or the failure of our contract manufacturers (if any are involved in the process) to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Competition in our industry is intense, and developments by other companies could render our products and product candidates obsolete.

Many of our competitors, including medical technology, pharmaceutical or biotechnology and other companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They also may have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products, obtaining FDA and other regulatory approvals, and ultimately commercializing any approved products.  Therefore, our competitors may succeed in developing and commercializing technologies and products that are more effective than the drug delivery technologies we have developed or we are developing or that will cause our technologies or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence further commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

We rely on collaborative arrangements with third parties that provide manufacturing and/or marketing support for some or all of our products and product candidates.  Even if we find a potential partner, we may not be able to negotiate an arrangement on favourable terms or achieve results that we consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  We also face intense competition for collaboration arrangements with other pharmaceutical and biotechnology companies.

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

We require regulatory approvals for any products that use our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as additional products incorporating our technologies progress through development.

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

Our significant shareholders have the ability to exercise significant influence over certain corporate actions.

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 26.3% of our issued and outstanding common shares as of the date of this annual report (and collectively beneficially owned in the aggregate approximately 34.6% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture held by Drs. Amina and Isa Odidi that are exercisable or convertible within 60 days of the date hereof) . As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

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

Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Rexista™ oxycodone product, the prices at which such of our products are sold and the revenues we may receive could be reduced.

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

Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, or to the ANDA filings of unrelated third parties in respect of drugs similar to or chemically related to those of our ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers or other ANDA filers seeking changes from the FDA in the interpretation of the statutory approval requirements for particular drugs as part of their strategy to thwart or advance generic competition.  We cannot predict whether the FDA will make any changes to its interpretation of the requirements applicable to our ANDA applications as a result of these petitions, or whether unforeseen delays will occur in our ANDA filings while the FDA considers such petitions or changes or otherwise, or the effect that any changes may have on us. Any such changes in FDA interpretation of the statutes or regulations, or any legislated changes in the statutes or regulations, may make it more difficult for us to file ANDAs or obtain further approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.

Any failure or delay in obtaining regulatory approvals could make it so that we are unable to market any products we develop and therefore adversely affect our business, results of operations, financial condition and cash flows.  Even if product candidates are approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of our products in other countries to be cancelled or materially delayed.

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

As of the date of this annual report, we had approximately 22.8 million common shares outstanding.  In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144. In addition, we may sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on NASDAQ or otherwise, of which 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054 as of the date of this annual report.  Roth Capital Partners, LLC (“Roth”) received compensation of $135,960 in connection with such sales.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company. Our shareholders who received shares under the IPC Arrangement Agreement who were not deemed “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement were able to resell the common shares that they received without restriction under the U.S. Securities Act.  The common shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.

As of the date of this annual report, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 7.5 million common shares.  To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected.  Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

We may need to issue substantial amounts of common shares in the future.  In this regard, in November 2013, we entered into an  at-the-market program pursuant to which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares on NASDAQ or otherwise. As of the date of this annual report, 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”),  and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.

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

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share.  If the bid price falls below the $1.00 minimum for more than 30 consecutive trading days, an issuer will typically have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

If we are delisted from NASDAQ, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted from NASDAQ, but obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our common shares are listed for trading in the United States and may become subject to the Securities and Exchange Commission’s penny stock rules.

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

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs  to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays, or a failure to comply with applicable laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits.  The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our board of directors, or as executive officers.

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

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. holders of our common shares and preference shares (collectively, “shares”).  It may be possible for U.S. Holders (as defined in Item 10 below) of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”).  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  Although the matter is not free from doubt, we believe that we were not a PFIC during our 2013 taxable year and may not be a PFIC during our 2014 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2014 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years.  Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

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

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen approved the IPC Arrangement Agreement that resulted in the October 22, 2009 court-approved merger of IPC Ltd. and another U.S. subsidiary of Intellipharmaceutics Inc., coincident with an arrangement pursuant to which a predecessor of the Company combined with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (the “IPC Arrangement Transaction”).   The completion of the IPC Arrangement Transaction on October 22, 2009 resulted in the formation of the Company, which is incorporated under the laws of Canada. The common shares of the Company are traded on the TSX and NASDAQ.

For the years ended November 30, 2013, 2012 and 2011, we spent a total of $5,060,853, $5,992,417, and $5,125,608, respectively, on research and development.  Over the past three fiscal years and up to February 18, 2014, we have raised approximately $24,696,800 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We were granted final FDA approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths on November 18, 2013.  Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch of such product in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our drug delivery technologies, products and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.

Our Strategy

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a relatively rapid timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

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

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

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

We may also, from time to time, provide incidental consulting advice to other organizations regarding FDA standards.

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

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

Our platform of Hypermatrix™ drug delivery technologies include, but are not limited to, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™ and nPODDDS™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the API in the GIT. At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of neurological, cardiovascular, GIT, diabetes, pain and other significant indications.

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

nPODDDS™ (novel point of divergence drug delivery system)

The nPODDDS™ technology platform is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates  to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$691	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$709	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$330	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$553	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	$1,142	Intellipharmaceutics

Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	$367	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$157	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths filed with the FDA	ANDA	$722	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$268	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	$2,302	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	$2,547	Intellipharmaceutics

Notes:
(1)	There can be no assurance when, or if at all, the FDA will approve any product candidate for sale in the U.S. market.

(2)
Represents sales for the 12 months ended January 2014 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other possibilities. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

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

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder.  On November 21, 2005, we entered into a license and commercialization agreement with Par pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all generic strengths of the product outside of the United States.  Quarterly payments are payable by Par to us as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic versions of Focalin XR® in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware.  In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

On November 18, 2013, the FDA granted us final approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.  Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch of such product in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

In February 2014, we announced the receipt of approximately $3.1 million as our first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par. This represents our licensing revenue for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ended December 31, 2013 under our license and commercialization agreement with Par. Future payments are expected on a quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

One of our non-generic products under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. Rexista™ oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

Rexista™ is intended to provide deterrence against intentional drug abuse and unintentional dose dumping. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting.

We conducted a randomized, cross-over, comparative bioavailability, Phase I clinical trial on 12 subjects in a fasted state comparing a single dose of 40 mg Rexista™ oxycodone  with a single dose of 40 mg OxyContin®. In this study, the bioavailability of a single dose of Rexista™ oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ oxycodone and OxyContin®. The ratios obtained were within 80% - 125% at the 90% confidence interval. This indicates that the technology platform in our formulation of Rexista™ oxycodone, nPODDDS™, does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, and morphine).

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In January 2013, the FDA issued a draft guidance document, “Guidance for Industry: Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

In July 2012, the FDA approved a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new safety measures require companies to make education programs available to prescribers based on an FDA Blueprint, make available FDA-approved patient education materials on the safe use of these drugs, and perform periodic assessments of the implementation of the REMS and the success of the program in meeting its goals.  Education programs are currently offered to prescribers. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

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

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista™ oxycodone application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

The Company successfully completed an initial Phase I clinical trial of a controlled-release pregabalin formulation. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. We plan to initiate additional Phase I clinical trials in 2014. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

COMPETITIVE ENVIRONMENT

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include medical technology, pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future, in development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products and product candidates.

Our drug delivery technologies may compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our products and product candidates. As a result, our products and product candidates may become noncompetitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our products and product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our, or our commercialization partners’, ability to  manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technologies, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

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

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States, Japanese and Canadian patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty - national stage processing and entry applications, relating to various aspects of our HyperMatrix™ drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and increased inspections of drug facilities. For the FDA's fiscal years 2013 and 2014, respectively, the user fee rates are $51,520 and $63,860 for new ANDAs, $25,760 and $31,930 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2013 and 2014, there is also an annual facility user fee of $190,389 and $235,152, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid.  It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit. A company having approval and permission from the original brand owner is able to market an authorized generic at any time. In the case of our 15 mg dexmethylphenidate hydrochloride extended-release capsules, commercial sales commenced on or about November 19, 2013 and therefore subsequent filers will be entitled to enter the market no earlier than 180 days after such commencement date.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as at February 18, 2014.

D.	Property, Plant and Equipment

For nine years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we lease at a present rental rate of approximately $90,000 per year.  The lease has been renewed to November 2014, with an option to extend the lease on comparable terms for five additional years.  We use our facilities as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility now consists of approximately 4,900 sq. ft.  for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements.” The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2013, 2012 and 2011.

A.	Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2013, 2012 and 2011.

	For years ended			Dollar and Percentage change
	November 30, 2013	November 30, 2012	November 30, 2011	2013 vs 2012		2012 vs 2011
Revenue
Licensing	$1,481,719	$-	$-	$1,481,719	N/A	$-	N/A
Milestone	43,209	-	-	43,209	N/A	-	N/A
Research and development	-	$107,091	$501,814	(107,091)	-100%	$(394,723)	-79%
Other incidental services	2,546	-	-	2,546	N/A	-	N/A
	1,527,474	107,091	501,814	1,420,383	1326%	(394,723	-79%
Expenses
Research and development	5,076,236	5,992,417	5,125,608	(916,181)	-15%	866,809	17%
Selling, general and administrative	2,873,091	3,672,313	2,925,454	(799,222)	-22%	746,859	26%
Depreciation	396,814	452,303	227,456	(55,489)	-12%	224,847	99%
Write-down on long lived assets	-	107,123	-	(107,123)	-100%	107,123	N/A
	8,346,141	10,224,156	8,278,518	(1,878,015)	-18%	1,945,638	24%

Loss from operations	(6,818,667)	(10,117,065)	(7,776,704)	3,298,398	-33%	(2,340,361)	30%

Fair value adjustment of derivative liabilities	(3,873,649)	3,841,233	5,346,878	(7,714,882)	-201%	(1,505,645)	-28%
Financing expense	(115,056)	-	(2,357,732)	(115,056)	N/A	2,357,732	-100%
Net foreign exchange (loss) gain	(359,554)	181,682	(70,036)	(541,236)	-298%	251,718	-359%
Interest income	2,839	20,691	60,790	(17,852)	-86%	(40,099)	-66%
Interest expense	(314,896)	(63,406)	(83,473)	(251,490)	397%	20,067	-24%
Net loss	$(11,478,983)	$(6,136,865)	$(4,880,277)	$(5,342,118)	87%	$(1,256,588)	26%
Loss per common share, basic and diluted	$(0.58)	$(0.36)	$(0.33)	$(0.22)	61%	$(0.03)	9%

Year Ended November 30, 2013 Compared to the Year Ended November 30, 2012

Revenue

The Company recorded revenues of $1,527,474 for the year ended November 30, 2013 versus $107,091 for 2012. In November 2013 the Company received FDA approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch in the United States by our partner, Par. We recognized licensing revenue of $1,481,719 which is our licensing revenue from 12 days of commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules under the license and commercialization agreement with Par. This revenue represents the first commercial generic sales of those strengths and may not be representative of post-launch sales. In 2013 we also accrued milestone revenue of $43,209 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or if there is only one generic competitor. In 2013 we also recorded other incidental services revenue of $2,546 related to consulting services provided to other organizations regarding FDA standards.

In 2011, additional strengths of generic Focalin XR® were added to the existing license and commercialization agreement with Par. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development

Expenditures for research and development (“R&D”) for the year ended November 30, 2013 were $5,076,236 in comparison to $5,992,417 in the prior year, a decrease of $916,181. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2013, we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options. In the prior year we recorded $1,505,061 as expenses for stock options for R&D employees; there was no expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2013 were slightly lower by $248,326 compared to the prior year. This is primarily attributed to the fact that during the year ended November 30, 2012, more R&D activities were conducted compared to the year ended November 30, 2013.

Selling, General and Administrative

Selling, general and administrative expenses were $2,873,091 for the year ended November 30, 2013 in comparison to $3,672,313 for the year ended November 30, 2012, a decrease of $799,222.  The decrease is due to a decrease in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2013 were $1,313,082 in comparison to $1,946,535 in the prior year.   This decrease is attributable to the issuance of options in the prior year.  In the year ended November 30, 2013, we recorded $316,676 as expenses for stock options compared to an expense of $818,784 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2013 were slightly lower by $131,345 compared to the prior period, which is primarily attributed to the resignation of an executive of IPC Ltd.

Administrative costs for the year ended November 30, 2013 were $1,078,441 in comparison to $1,279,696 in the prior year.  The decrease is primarily due to business development expenses in the prior year, as well as higher expenditures in patents prosecution.

Marketing costs for the year ended November 30, 2013 were $388,889 in comparison to $352,803 in the prior year.  There was no significant change in these expenses.

Occupancy costs for the year ended November 30, 2013 were $92,679 in comparison to $93,279 in the prior year. The decrease is due to the termination of a leased office for IPC Ltd.

Depreciation

Depreciation expenses for the year ended November 30, 2013 were $396,814 in comparison to $452,303 in the prior year. The decrease is primarily due to lower investment in production, laboratory and computer equipment in the year ended November 30, 2013 compared to the prior year.

Fair Value Adjustment of Derivative Liabilities

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In January 2013, the Company completed the private placement financing of an unsecured convertible debenture (the “Debenture”) in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and the Company’s functional currency is Canadian dollars. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Accordingly, the fair values of the warrant derivative liabilities from the Series A, Placement Agents, March 2013 and July 2013 Warrants, and conversion option embedded derivative from the Debenture have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss of $3,889,683.

Financing Expense

Financing expense was $115,056 for the year ended November 30, 2013 compared to $Nil for the prior year. This expense was related to the March 2013 registered direct unit offering for gross proceeds of $3.1 million and the July 2013 underwritten public offering of units for gross proceeds of $3.1 million. These costs were expensed as they were attributable to the warrant liability. In March 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity.

Foreign Exchange Loss

Foreign exchange loss was $359,554 for the year ended November 30, 2013 in comparison to a gain of $181,682 for the prior year.  The foreign exchange loss for the year ended November 30, 2013 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0241 compared to $1.00 for C$0.9977 for prior year. Based on year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.0620 at November 30, 2013 from $1.00 for C$0.9936 at November 30, 2012.

Interest Income

Interest income was $2,839 for the year ended November 30, 2013 in comparison to $20,691 for the year ended November 30, 2012, a decrease of $17,852. The current year interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense

Interest expense was $314,896 for the year ended November 30, 2013 in comparison to $63,406 for the year ended November 30, 2012, an increase of $251,490. On January 10, 2013 we issued the $1,500,000 Debenture, which accrues interest payable at 12% annually. Also, the Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and are accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We also continue to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012.

Net Loss

The Company recorded a net loss for the year ended November 30, 2013 of $11,495,017 or $0.58 per common share, compared with a loss of $6,136,865 or $0.36 per common share for the year ended November 30, 2012.  The increased loss can be attributed to the loss in the fair value adjustment of derivative liabilities compared to a gain in the fair value adjustment of derivative liabilities in the prior year. This was partially offset by a decrease in R&D and selling, general and administrative expenses in the year ended November 30, 2013 compared to the prior year. Stock-based compensation expense in the year ended November 30, 2013 was $1,153,882 versus $2,323,845 in the prior year. The fair value adjustment of derivative liabilities in the year ended November 30, 2013 was a loss of $3,889,683 versus a gain of $3,841,233 in the prior year. The fair values of the derivative liabilities have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss.

Year Ended November 30, 2012 Compared to the Year Ended November 30, 2011

Revenue

The Company recorded revenues of $107,091 for the year ended November 30, 2012 versus $501,814 for 2011. In the prior year additional strengths of generic Focalin XR® were added to the existing license and commercialization agreement with Par. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

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

Selling, General and Administrative

Selling, general and administrative expenses were $3,672,313 for the year ended November 30, 2012 in comparison to $2,925,454 for the year ended November 30, 2011, an increase of $746,859.  The increase was due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2012 were $1,946,535 in comparison to $1,066,307 in the prior year.   This increase was attributable to the issuance of options.  In the year ended November 30, 2012, we recorded $855,511 as expenses for stock options compared to an expense of Nil for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2012 were slightly higher by $24,717 compared to the prior period.

Administrative costs for the year ended November 30, 2012 were $1,279,696 in comparison to $1,537,203 in the prior year.  The decrease was primarily due to a decrease in legal and accounting costs for year end regulatory filings from the prior year. The decrease was partially offset by higher business development consulting costs for a period of 12 months for the year ended November 30, 2012 compared to only ten months in the prior year.

Marketing costs for the year ended November 30, 2012 were $352,803 in comparison to $251,720 in the prior year.  This increase was primarily the result of an increase in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the year ended November 30, 2012 were $93,279 in comparison to $70,224 in the prior year. The increase was due to higher utilities and a new leased office for IPC Ltd.

Depreciation

Depreciation expenses for the year ended November 30, 2012 were $452,303 in comparison to $227,456 in the prior year. The increase was primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liabilities

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

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at November 30, 2012 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a gain of $3,841,233.

Financing Expense

Financing expense was $Nil for the year ended November 30, 2012 compared to $2,357,732 for the prior year. On March 15, 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity. For the year ended November 30, 2011, financing expense included other direct costs related to the registration statement filed as part of the February 1, 2011 private placement financing for gross proceeds of $12,000,000. These costs were expensed as they were attributable to the warrant liability.

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

Interest Income

Interest income was $20,691 for the year ended November 30, 2012 in comparison to $60,790 for the year ended November 30, 2011, a decrease of $40,099. The interest income in the year ended November 30, 2012 was lower largely due to a lower average amount of cash equivalents on hand during 2012.

Interest Expense

Interest expense was $63,406 for the year ended November 30, 2012 in comparison to $83,473 for the year ended November 30, 2011, a decrease of $20,067. The amount outstanding on a related party loan which accrues interest at 6% annually was lower in the year ended November 30, 2012 in comparison to the prior year.

Net Loss

The Company recorded a net loss for the year ended November 30, 2012 of $6,136,865, or $0.36 per common share, compared with a loss of $4,880,277, or $0.33 per common share for the year ended November 30, 2011. The increased loss can be attributed to an increase in stock-based compensation, a reduction in the fair value adjustment of derivative liability, and a reduction in revenue in the year ended November 30, 2012 compared to the prior year. This was partially offset by a nil financing expense in the year ended November 30, 2012 compared to financing expense of $2,357,732 in the prior year related to the Company's February 2011 private placement financing. Stock-based compensation expense in the year ended November 30, 2012 was $2,323,845 versus $702,460 in the prior year. The fair value adjustment of derivative liability in the year ended November 30, 2012 was $3,841,233 versus $5,346,878 in the prior year. Revenues related to the amendment of the license and commercialization agreement with Par in the year ended November 30, 2012 was $107,091 versus $501,814 in the prior year.

Restatement of Comparative Amounts

For the years ended November 30, 2012 and 2011, we previously classified the issuance of common shares as a credit to additional paid in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid in capital into capital stock and has an immaterial impact on the consolidated statement of shareholder’s deficiency. Items previously reported have been reclassified to conform to U.S. GAAP and did not have any impact on the Company’s earnings per share calculations.

B.	Liquidity and Capital Resources

The Company had cash and cash equivalents of $760,586 as at November 30, 2013 compared to $497,016 as at November 30, 2012, and compared to $4,817,088 at November 30, 2011. The increase in cash during the year ended November 30, 2013 is mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and the decrease in purchases of production, laboratory and computer equipment, as noted below. The decrease in cash during the year ended November 30, 2012 is mainly a result of cash flows used in operating activities related to R&D activities and the purchase of production, laboratory and computer equipment due to the acceleration of product development activities, as noted below. The increase in cash during the year ended November 30, 2011 is mainly a result of cash flows from financing activities, as noted below.

For the year ended November 30, 2013, net cash flows used in operating activities decreased to $6,926,796 as compared to $7,654,361 and $6,981,448 for the years ended November 30, 2012 and 2011, respectively. The November 30, 2013 decrease was due to lower cash expenditures in R&D activities as well as for selling, general and administrative activities. The November 30, 2012 increase in cash flows used in operating activities compared to November 30, 2011 can be attributed to the November 30, 2011 periods’ cash receipt of $600,000 from Par based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics, and C$1,188,668 of ITCs received from the Canada Revenue Agency (“CRA”) and the Ontario Ministry of Finance (“OMF”) for research and development activities described more fully below.

Research and development costs related to continued internal research and development programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2013, 2012, and 2011, R&D expense was $5,076,236, $5,992,417 and $5,125,608, respectively. For the years ended November 30, 2013, 2012, and 2011, R&D expense before stock option expense was $4,239,030, $4,487,356 and $4,524,185, respectively.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive ITCs from various levels of government under the SR&ED incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal year 2013 and 2012, the Company received C$300,000 in each year for the ITCs with the OMF for research and development activities carried out during the fiscal years 2012 and 2011, respectively.

In fiscal year 2011, the Company received C$640,081 from the CRA and the OMF comprised of ITCs for research and development activities carried out to the period ended October 21, 2009.  The Company received another refund of C$207,370 for the ITC with the OMF for research and development activities carried out during the fiscal year 2010. Finally, the Company also received C$341,217 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Agreement. Subsequent to the IPC Arrangement, the Company is no longer a Canadian-controlled private corporation, reducing the amounts that we would otherwise be eligible for.  Realization of these credits is subject to government approval.

For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 relate principally to an underwritten public offering for gross proceeds of approximately $3.1 million in July 2013, a registered direct unit offering for gross proceeds of approximately $3.1 million in March 2013, a 2013 Debenture financing in the aggregate principal amount of $1.5 million in January 2013, and several warrant exercises, partially offset by issuance costs.

For the year ended November 30, 2012, net cash flows provided from financing activities of $4,363,865 related principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, and several warrant exercises, partially offset by issuance costs.

For the year ended November 30, 2011, net cash flows provided from financing activities of $11,269,162 related mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $801,551 (C$817,822) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan, in accordance with the terms of the loan. This repayment was not sourced from the gross proceeds of the private placement. See the next paragraph and Item 7.B “Related Party Transactions” below for repayment restrictions.

Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp, following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). As at November 30, 2013, interest payable on this loan was accrued in the amount of $39,365 (C$41,806). During the year ended November 30, 2013, no principal repayment was made and interest payments of $16,640 (C$17,671) in respect of the promissory note were made by the Company in accordance with the IPC Arrangement Agreement. In November 2013, we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares; we plan to apply up to approximately $0.8 million of any offering proceeds therefrom in payment of the related party loan. During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of the date of this document, 1,312,100 of our common shares have been sold under the at-the-market offering for net proceeds to us of $4,808,054, and no proceeds from the sales of our common shares under the at-the-market offering have been used to repay this loan. As at November 30, 2012, interest payable on this loan was accrued in the amount of $13,938 (C$13,849). During the year ended November 30, 2012, no repayment was made and interest payments of $39,173 (C$39,083) were made. As at November 30, 2011, interest payable on this loan was accrued in the amount of $7,493 (C$7,645). During the year ended November 30, 2011 the shareholder loan principal of $801,551 (C$817,822) was repaid and interest of $163,099 (C$166,410) was paid in accordance with the terms of the IPC Arrangement Agreement.

For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to a decrease in purchases of production and laboratory equipment as compared with the year ended November 30, 2012. For the year ended November 30, 2012, net cash flows used in investing activities of $1,036,092 related mainly to purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2011, net cash flows used in investing activities of $262,142 related mainly to purchases of production and laboratory equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and NDA 505(b)(2) products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million as described above. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million as described above. In January 2013, the Company completed the Debenture financing in the aggregate principal amount of $1.5 million described elsewhere herein. In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5 million as described above.

On November 18, 2013, the FDA granted us final approval to market our once daily generic dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

As of February 18, 2014, our cash balance was $6.1 million. We currently expect to satisfy our operating cash requirements through the end of November 2014 from cash on hand. We will need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs.  For the years ended November 30, 2013, 2012 and 2011, R&D expense was $5,076,236, $5,992,417 and $5,125,608, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The higher loss during the fourth quarter of 2013 when compared to the loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivative liabilities. This was partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths under the license and commercialization agreement with Par. This revenue represents the first commercial generic sales of those strengths and may not be representative of post-launch sales. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities.  In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended	Revenues	Net income (loss)	Income (loss) per share
			Basic	Diluted
	$	$	$	$
November 30, 2013	1,527,474	(6,309,405)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 29, 2013	-	(1,340,133)	(0.07)	(0.07)
November 30, 2012	-	(1,346,735)	(0.08)	(0.08)
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)
May 31, 2012	-	(1,357,843)	(0.08)	(0.08)
February 29, 2012	107,091	(1,936,519)	(0.12)	(0.12)

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2013, the Company was not involved in any material unconsolidated SPE transactions.

F.	Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2014, with an option to extend the lease on comparable terms for five additional years.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Third parties
Accounts payable	$810,381	$810,381	$-	$-	$-
Capital lease	43,264	43,264	-	-	-
Operating lease	84,356	84,356	-	-	-
Related parties
Employee costs payable	508,616	508,616	-	-	-
Due to related parties	759,564	759,564	-	-	-
Convertible debenture	1,694,661	178,891	1,515,770	-	-
	$3,900,842	$2,385,072	$1,515,770	$-	$-

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John Allport (2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Resverlogix Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director of the Company	CEO of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead (1)(2) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None	N/A
Shameze Rampertab Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company since November 2010; Partner, Healthcare Investment Banking at Loewen Ondaatje McCutcheon Limited from June 2008 to November 2010.	None	N/A

Notes:
(1)	Member of the Audit Committee and Compensation Committees.
(2)	Member of the Corporate Governance Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Shameze Rampertab, who prior to November 2010 was Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd. since June 2008.

As of February 18, 2014, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,166,647 common shares, representing approximately 27.0% of the issued and outstanding common shares of the Company  (and beneficially owned approximately 9,721,678 common shares representing 42.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,997,751 common shares, representing approximately 26.3% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 8,906,115 common shares representing 34.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof).  (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders will have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B.	Compensation

Compensation Discussion and Analysis

Background – The Company is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dose drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, the Company has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain. Several of these products are partnered. As of November 30, 2013, the Company had 38 full-time employees engaged in administration and research and development.

Compensation Governance - The Company’s Compensation Committee is comprised of three directors, Messrs. Madhani, Keirstead and Smith, each of whom is considered “independent” within the meaning of section 2.4 of Form 51-102F6 – Statement of Executive Compensation.  Each member of the Compensation Committee has sufficient experience in order to make decisions on the suitability of the Company’s compensation policies and practices.

The Compensation Committee recommends compensation policies concerning officers and senior management to the Board. The Corporate Governance Committee recommends compensation policies concerning independent directors to the Board. The Board makes the final determinations regarding the adequacy and form of the compensation for non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a director’s independence.  Further details relating to the role and function of the Compensation Committee and the Corporate Governance Committee is provided in Item 6.C.

Risk Management - The Board is responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks. Through the Compensation Committee, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed below and considers the risks relating to such policies, if any. The Compensation Committee is ultimately responsible for ensuring compliance of the compensation policies and practices of the Company. To date, the Board and Compensation Committee have not identified any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Objectives - The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company.  The Company’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones applicable to their services.

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

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail in Item 6.E below).  Named Executive Officers have been issued options under such plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs.

The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of IPC Ltd., the predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee,  has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased. Grants are determined based on individual and aggregate performance as determined by the Board.

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

Other Compensation-Related Matters - The Company’s Share Trading Policy prohibits all directors and officers of the Company from, among other things, engaging in any short sales designed to hedge or offset a decrease in market value of the securities of the Company.

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2013, November 30, 2012 and November 30, 2011 in respect of the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2013 (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (U.S.$)(1)	Share- based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$) (4)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long- term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2013 2012 2011	509,716 454,912 457,611	N/A N/A N/A	368,832 701,741 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,718 12,077 12,147	890,266 1,168,730 469,758
Dr. Amina Odidi, President & Chief Operating Officer	2013 2012 2011	509,716 454,912 457,611	N/A N/A N/A	368,832 701,741 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,718 12,077 12,147	890,266 1,168,730 469,758
Shameze Rampertab, VP Finance & Chief Financial Officer	2013 2012 2011	244,117 251,610 182,205	N/A N/A N/A	81,645 52,049 Nil	N/A N/A 70,857	N/A N/A N/A	N/A N/A N/A	11,718 12,077 12,147	337,480 315,736 265,209
John Allport, VP Legal Affairs & Licensing	2013 2012 2011	141,588 145,934 138,339	N/A N/A N/A	68,922 589,411 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,718 12,077 N/A	222,227 747,422 138,339

Notes:
(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.9765 to C$1.00 (2012 – U.S.$1.0064; 2011 – U.S.$1.0122) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.  Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2013, 2012 and 2011 are as disclosed in the table. During the year ended November 30, 2013, the Company paid U.S.$136,293 in salary to Dr. Isa Odidi and Dr. Amina Odidi, related to years prior to 2010. As at November 30, 2013 the Company had U.S.$336,327 in unpaid salary to Dr. Isa Odidi and Dr. Amina Odidi related to years prior to 2010.

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

(3)	Amount awarded at the discretion of the Board. This bonus was paid in the first quarter of 2012.
(4)	“All other compensation” includes car allowances and other miscellaneous benefits.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company.  In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and expire on September 10, 2014.  As of the date hereof, 1,658,364 of these options have vested and are exercisable.  These options were not granted under the Option Plan.

The employment agreement with Shameze Rampertab, the Chief Financial Officer of the Company, effective November 29, 2010 entitles Mr. Rampertab to receive a base salary of C$180,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement has been extended and currently entitles Mr. Rampertab to receive a base salary of C$250,000, which is paid in Canadian dollars, per year, and a grant of 40,000 options, which vest 13,334 each year on February 16, 2013, 2014 and 2015. Mr. Rampertab’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Rampertab received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one common share of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)

(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	$884,461	N/A	N/A
Dr. Isa Odidi	300,000 75,000	C$3.27 C$1.81	Feb. 16, 2022 Apr. 13, 2020	C$246,000 C$171,000	N/A N/A	N/A N/A
Dr. Amina Odidi	300,000 75,000	C$3.27 C$1.81	Feb. 16, 2022 Apr. 13, 2020	C$246,000 C$171,000	N/A N/A	N/A N/A
Shameze Rampertab	60,000 40,000 25,000	C$2.62 C$3.27 C$1.81	Nov. 29, 2020 Feb. 16, 2017 Apr. 13, 2020	C$88,200 C$32,800 C$57,000	N/A N/A N/A	N/A N/A N/A
John Allport	250,000 25,000	C$3.27 C$1.81	Feb. 16, 2022 Apr. 13, 2020	C$205,000 C$57,000	N/A N/A	N/A N/A

Notes
(1)	These option-based awards are held jointly.
(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2013 (C$4.09 and $3.94, respectively) and multiplying the result by the number of common shares underlying an option.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	C$8,250	N/A	Nil
Dr. Amina Odidi	C$8,250	N/A	Nil
Shameze Rampertab	C$23,425	N/A	Nil
John Allport	C$1,375	N/A	Nil

Notes
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

Pension Plan Benefits

The Company does not provide a defined benefit pension plan or a defined contribution pension plan for any of its Named Executive Officers, nor does it have a deferred compensation pension plan for any of its Named Executive Officers. There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Termination and Change of Control Benefits

The employment agreement with each of the Named Executive Officers, Dr. Isa Odidi and Dr. Amina Odidi, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.3 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2016, at each Named Executive Officer’s current annual salary level.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2016, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2016.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board.  There are no payments applicable under the employment agreements of the Named Executive Officers relating to a change of control of the Company.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c) (1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	Nil	C$44,500	C$29, 210	N/A	N/A	N/A	C$73,710
Kenneth Keirstead	C$10,375	N/A	C$29, 210	N/A	N/A	N/A	C$39,585
Bahadur Madhani	C$9,750	N/A	C$29, 210	N/A	N/A	N/A	C$38,960

Notes:
(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.
(2)	Option-based awards for fiscal year 2013 were issued on April 13, 2013.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Non-management directors receive an annual retainer of $25,000 paid in Canadian dollars. The Audit Committee chair receives an annual retainer of $10,000 paid in Canadian dollars. The Corporate Governance Committee chair and Compensation Committee Chair, each receives an annual retainer of $5,000 paid in Canadian dollars. Non-chair committee members, are paid an additional $2,500 per year per committee paid in Canadian dollars. Meetings will result in an additional $1,000 per day per meeting paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000 25,000	C$2.88 C$3.25 C$2.88 C$1.81	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020	C$6,050 C$21,000 C$12,100 C$57,000	43,040 Nil Nil Nil	C$176,034 Nil Nil Nil
Kenneth Keirstead	5,000 25,000 10,000 25,000	C$2.88 C$3.25 C$2.88 C$1.81	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020	C$6,050 C$21,000 C$12,100 C$57,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000 25,000	C$2.88 C$3.25 C$2.88 C$1.81	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020	C$6,050 C$21,000 C$12,100 C$57,000	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2013 (C$4.09) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2013.
(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2013 (C$4.09) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	C$40,375	Nil	Nil
Kenneth Keirstead	C$40,375	N/A	Nil
Bahadur Madhani	C$40,375	N/A	Nil

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company.  The premium payable by the Company for the period from October 25, 2013 to October 25, 2014 is $91,375.

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

Under the Securities and Exchange Commission rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  Additionally, under NASDAQ Listing Rule 5605(c)(2)(A), NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.” The Board has determined that Mr. Madhani qualifies as an audit committee financial expert under the applicable Securities and Exchange Commission rules and as financially sophisticated under the applicable NASDAQ rules.

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

Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006.  He was a member of the advisory board of Quebecor Ontario and former Chairman of United Way of Toronto, former Chair of YMCA of Greater Toronto, former Chair of Nelson Mandela Children’s Fund Canada, former Vice-Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation. He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  He is currently the Chair of YMCA Canada.

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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2012 to November 30, 2013.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2013 for filing with the Canadian provincial securities commissions and the SEC.

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

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2013	November 30, 2012	November 30, 2011	November 30, 2010
Research Employees	30	29	24	19
Administrative Employees	8	8	9	10

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

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 18, 2014.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751(1)	26.29%	2,763,940 300,000 75,000	$3.62 C$3.27 C$1.81	10/09/2014 16/02/2022 13/04/2020	1,658,364 300,000 75,000	500,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751(1)	26.29%	2,763,940 300,000 75,000	$3.62 C$3.27 C$1.81	10/09/2014 16/02/2022 13/04/2020	1,658,364 300,000 75,000	500,000(3)	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.48%	250,000 25,000	C$3.27 C$1.81	16/02/2022 13/04/2020	250,000 25,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.10%	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	45,365	N/A

Kenneth Keirstead	Director of the Company	Nil	Nil	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	4,007	0.02%	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President Pharmaceutical Analysis and Chemistry of the Company	27,600	0.12%	50,000 15,000	C$3.82 C$1.81	24/05/2021 13/04/2020	50,000 15,000	N/A	N/A	Nil
Shameze Rampertab	Vice President Finance and Chief Financial Officer of the Company	5,000	0.02%	60,000 40,000 25,000	C$2.62 C$3.27 C$1.81	29/11/2020 16/02/2017 13/04/2020	60,000 26,667 25,000	N/A	N/A	Nil
Totals		6,166,647	27.03%	4,173,940			3,055,031	500,000	45,365	Nil

Notes:
(1)
2,763,940 performance-based options held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust, 300,000 stock options held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.
(3)
On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the aggregate principal amount of $1.5 million, which will mature January 1, 2015. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the debenture.

(4)	Includes options exercisable within 60 days of the date of this filing.

As of February 18, 2014, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,166,647 common shares, representing approximately 27.0% of the issued common shares of the Company (and beneficially owned approximately 9,721,678 common shares representing 36.9% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof).

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

The 2,281,971 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at February 18, 2014.  Of the options authorized for issuance under the Option Plan, a total of 1,679,132 have been issued, representing 7.4% of the shares issued and outstanding as of February 18, 2014.  As of February 18, 2014, 40,500 options have been exercised under the Plan.

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

The 330,000 common shares that are currently authorized under the RSU Plan represent approximately 1.4% of the Company’s common shares issued and outstanding as at February 18, 2014. There are no RSUs outstanding as of February 18, 2014.

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

•
Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the Toronto Stock Exchange) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant?存 account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day.

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

The 110,000 common shares that are currently authorized under the DSU Plan represent approximately 0.5% of the Company’s common shares issued and outstanding as at February 18, 2014. The total of 43,040 DSUs that have been authorized for issuance for the period ended November 30, 2013 represent common share rights that comprise approximately 0.2% of the common shares issued and outstanding as at February 18, 2014. As at February 18, 2014, 45,365 DSUs have been issued under the DSU Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

In March 2013 we completed a registered direct offering of units of common shares and warrants, in July 2013 we completed an underwritten public offering of units of common shares and warrants, and in November 2013 we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell our common shares, all of which resulted in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 28.0%) of our then-issued and outstanding common shares of the Company subsequent to the offering). As of the date of this annual report, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 5,997,751 common shares, representing approximately 26.3% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 8,906,115 common shares representing 34.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof).  (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) We believe Tekla Capital Management LLC currently owns 1,404,000 common shares representing 6.2% of the issued and outstanding common shares as of the date of this annual report (and beneficially owned approximately 2,184,000 common shares representing 9.3% of our common shares including common shares issuable upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof). To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2013, there were a total of 353 holders of record of our common shares, of which 251 were registered with addresses in Canada holding in the aggregate approximately 32% of our outstanding common shares, 53 were registered with addresses in the United States holding in the aggregate approximately 68% of our outstanding common shares, and 49 were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.	Related Party Transactions

As at November 30, 2013 and February 18, 2014, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $759,564. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp, following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2013, no principal repayment was made and interest payments of $16,640 (C$17,671) in respect of the promissory note were made by us in accordance with the IPC Arrangement Agreement. In November 2013, we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares; we plan to apply up to approximately $0.8 million of any offering proceeds therefrom in payment of the related party loan. During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of the date of this annual report, 1,312,100 of our common shares have been sold under the at-the-market offering for net proceeds to us of $4,808,054, and no proceeds from the sales of our common shares under the at-the-market offering have been used to repay this loan.

In addition, on January 10, 2013, we completed a private placement financing of an unsecured convertible debenture in the aggregate principal amount of $1.5 million, which will mature January 1, 2015. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the debenture.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business, including those which we may initiate. As of the date of this annual report, we are not aware of any pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

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

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2013	6.46	1.50	6.70	1.55
2012	3.82	1.88	3.55	1.81
2011	6.12	2.30	6.05	2.21
2010	5.05	1.41	5.36	1.50
2009 (partial)	5.00	1.40	6.10	1.52

Quarterly
2013
Fourth quarter	6.46	1.63	6.70	1.72
Third quarter	3.72	1.50	3.84	1.55
Second quarter	2.23	1.57	2.35	1.60
First quarter	2.59	1.72	2.56	1.77

2012
Fourth quarter	3.16	1.88	3.17	1.81
Third quarter	3.49	2.40	3.54	2.49
Second quarter	3.19	2.64	3.38	2.51
First quarter	3.82	2.41	3.55	2.53
2011
Fourth quarter	3.50	2.66	3.59	2.43
Third quarter	4.35	2.50	4.20	2.21
Second quarter	5.25	2.87	5.04	2.76
First quarter	6.12	2.30	6.05	2.41
2010
Fourth quarter	3.26	2.11	3.35	2.20
Third quarter	3.30	2.05	3.39	2.15
Second quarter	5.05	1.45	5.36	1.50
First quarter	2.63	1.41	2.66	1.50
2009
Fourth quarter (partial)	5.00	1.40	6.10	1.52

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
February 2014 (through to February 14, 2014)	4.48	3.80	4.82	4.22
January 2014	4.75	3.65	4.37	3.30
December 2013	4.09	3.05	4.37	3.28
November 2013	6.46	1.63	6.70	1.72
October 2013	2.10	1.75	2.14	1.85
September 2013	2.34	1.81	2.39	1.86
August 2013	2.39	1.76	2.50	1.83

Item 10.	Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2013, 21,430,611 common shares and no preference shares were issued and outstanding compared to 17,906,937 common and no preference shares issued and outstanding at December 1, 2012. As at February 18, 2014, there were 22,819,711 common shares and no preference shares issued and outstanding.

The reason for the increase in common shares issued was that (i) in March 2013, we completed a registered direct unit offering for gross proceeds of $3,121,800 in which we sold an aggregate of 1,815,000 units at a price of $1.72 per unit, each unit comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares, (ii) in July 2013, we completed an underwritten public offering of 1,500,000 units of common shares and warrants for gross proceeds of $3,075,000 at a price of $2.05 per unit, each unit comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares, and (iii) in November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. As of the date of this annual report, 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054. There can be no assurance that any additional shares will be sold under our at-the-market program.

For the years ended November 30, 2012 and 2011, we previously classified the issuance of common shares as a credit to additional paid in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid in capital into capital stock and has a net impact of nil on the consolidated statement of shareholder’s deficiency. Items previously reported have been reclassified to conform to U.S. GAAP.

Common Shares

Each of our common shares entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares are entitled to receive, as and when declared by the board of directors, dividends in such amounts as shall be determined by the board of directors.  The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares and over any other shares ranking junior to the preference shares.

Warrants

At November 30, 2013, an aggregate of 2,579,575 common shares were issuable upon the exercise of outstanding  common share purchase warrants, with a weighted average exercise price of $2.46 per common share. At February 18, 2014, an aggregate of 2,514,575 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.46 per common share.

Options

At November 30, 2013, an aggregate of 4,455,072 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.97 per common share. Up to 451,929 additional common shares are reserved for issuance under our stock option plan.

					Options outstanding			Options exercisable
Exercise price			Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
				$		$		$	$

	Under	2.50	-	-	-	-	-	-	-
2.51	-	5.00	4,415,333	3.38	3.10	1.77	3,282,091	3.28	1.82
5.01	-	7.50	-	-	-	-	-	-	-
7.51	-	10.00	-	-	-	-	-	-	-
10.01	-	100.00	35,702	39.75	3.87	31.19	35,702	39.75	31.19
300.00	-	500.00	3,971	331.15	2.30	223.52	3,971	331.15	223.52
500.01	-	1,000.00	33	770.13	1.29	493.31	33	770.13	493.31
1,000.01	-	1,500.00	33	1,149.13	0.45	709.18	33	1,149.13	709.18
			4,455,072	3.97			3,321,830	4.09

As of February 18, 2014, there were 4,443,072 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $3.97 per common share. As at February 18, 2014, up to 602,839 additional common shares were reserved for issuance under our Option Plan.

Convertible Debenture

On January 10, 2013, we completed a private placement financing of an unsecured convertible debenture in the aggregate principal amount of $1.5 million, which will mature January 1, 2015. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the debenture.

Deferred Share Units

At November 30, 2013, there were 43,040 DSUs issued to one non-management director.  From November 30, 2013 to the date of this annual report, an additional 2,325 DSUs have been issued. At the date of this annual report, 64,635 additional DSUs are reserved for issuance under our DSU plan..

Registration Rights

We conducted a private placement issuance of units comprised of common shares and warrants in February, 2011, which was exempt from registration under the U.S. Securities Act pursuant to Regulation D and Section 4(2) and/or Regulation S thereof and such other available exemptions. As such, the common shares, the warrants, and the common shares underlying the warrants may not be offered or sold in the United States unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

In connection with the private placement, we agreed to file a registration statement on Form F-3 (“Registration Statement”) within 40 days after the closing and use our best efforts to have it declared effective within 150 days after the closing to register (i) 100% of the common shares issued in the private placement; and (ii) 100% of the common shares underlying the investor warrants issued in the private placement (collectively, the private placement or the “Registrable Securities”).

The Registration Statement was declared effective as of March 30, 2011.  If  (i) the Registration Statement ceases to be continuously effective for more than twenty consecutive calendar days or more than an aggregate of thirty calendar days during any consecutive 12-month period, or (ii) at a time in which the Registrable Securities cannot be sold under the Registration Statement, we shall fail for any reason to satisfy the current public information requirement under Rule 144 as to the applicable Registrable Securities,  we shall pay to the investors, on a pro rata basis, partial liquidated damages of one percent (1%) of the aggregate purchase price paid by each investor on the occurrence of an event listed above and for each calendar month (pro rata for any period less than a calendar month) from an event, until cured.

The securities shall cease to be Registrable Securities when (i) they have been sold (A) pursuant to a registration statement; or (B) in accordance with Rule 144 or any other rule of similar effect; or (ii) such securities become eligible for resale without volume or manner-of-sale restrictions, and when either we are compliant with any current public information requirements pursuant to Rule 144 or the current public information requirements no longer apply.

Prior Sales

On February 1, 2011, we completed a private offering of 4,800,000 units for gross proceeds of $12,000,000.  Each unit consisted of one common share, a five year warrant to purchase one half of  a common share at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of a  common share at an exercise price of $2.50 per whole share. In conjunction with the private placement, we issued 96,000 placement agent warrants with a term of three years and an exercise price of $3.125 per share.

On March 15, 2012, we completed a registered direct common share offering for gross proceeds of $5,000,000.  We sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share.

In January 2013, we completed a private placement financing of a Debenture in the aggregate principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

In March 2013, we completed a registered direct unit offering for gross proceeds of $3,121,800.  We sold an aggregate of 1,815,000 units at a price of $1.72 per unit. The units were comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share.

In July 2013, we completed an underwritten public offering of 1,500,000 units of common shares and warrants for gross proceeds of $3,075,000 at a price of $2.05 per unit. The units were comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants have a term of five years and an exercise price of $2.55 per common share.

In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise.  Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.  Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by us.  We plan to use any net proceeds from the at-the-market offering for working capital, research and development and general corporate purposes, and to apply up to approximately $0.8 million of any such proceeds in payment of an outstanding related party loan. We are not required to sell shares under the equity distribution agreement. We will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission. We have also agreed to reimburse Roth for certain expenses relating to the offering. During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of the date of this annual report, 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054. Roth received compensation of $135,960 in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2013, share issuance costs of $419,777 were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2013, $419,777 of the share issuance costs has been deferred on the consolidated balance sheet.

During the 12 month period ended November 30, 2013, 391,000 options were granted and 2,500 options were exercised.

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

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:

•
on November 21, 2005, the Company entered into a license and commercialization agreement with Par pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, the Company owns the related ANDA, as approved by the FDA, and the Company retains the right to make and distribute all generic strengths of the product outside of the United States.   Quarterly payments are payable by Par to the Company as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to the Company by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  The Company is responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, the Company now considers to be completed;

•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application;

•
the amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2013, an amount of $761,209 was outstanding. No at-the-market offering proceeds have been used in payment of the promissory note as of the date of this annual report; and

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

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following discussion is a general summary of certain material United States federal income tax considerations applicable to a U.S. holder arising from and relating to the consequences of the ownership and disposition of our common shares and warrants that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Code.  This discussion does not address holders of other securities.  This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes.  The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares or warrants in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies,  financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders.  In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.  There can be no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view as to any of the tax consequences described in this summary.

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

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to the ownership and disposition of the stock or warrants of a passive foreign investment company (“PFIC”). As discussed below, however, a U.S. Holder of our common shares (but not our warrants) may be able to mitigate these consequences by making a timely and effective election to treat the Company as a qualified electing fund (a “QEF Election”) or by making a timely and effective mark-to-market election with respect to its common shares.

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

For purposes of the income and asset tests, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received its proportionate share of the income of that other corporation. Also, for purposes of the income and asset tests, passive income does not include any income that is an interest, dividend, rent or royalty payment if it is received or accrued from a related person to the extent that amount is properly allocable to the active income of the related person. Under applicable attribution rules, if the Company is a PFIC, U.S. Holders of common shares will be treated as holding stock of the Company’s subsidiaries that are PFICs in certain circumstances. In these circumstances, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences for U.S. Holders under the PFIC rules.

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2013 taxable year and may not be a PFIC during our 2014 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2014 taxable year). Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

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

The “No Election” Alternative – Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a U.S. Holder has held common shares or warrants and, in the case of our common shares, that U.S. Holder has not made a QEF Election or a mark-to-market election, special rules may subject that U.S. Holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge upon the sale or other disposition of the common shares or warrants or upon the receipt of any excess distribution (as defined below). Under these rules:

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

These rules will continue to apply to the U.S. Holder even after we cease to meet the definition of a PFIC, unless the U.S. Holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An "excess distribution," in general, is any distribution on common shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that U.S. Holder in the three preceding taxable years or, if shorter, that U.S. Holder’s holding period for common shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 20% rate for such income generally in effect under current law. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

The QEF Election Alternative

A U.S. Holder of common shares (but not warrants) who elects (an “Electing U.S. Holder”) in a timely manner to treat us as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of (a) the Company’s ordinary earnings, as ordinary income, and (b) our net capital gains, as long-term capital gain. An Electing U.S. Holder will generally be subject to U.S. federal income tax on such amounts for each taxable year in which we are classified as a PFIC, regardless of whether such amounts are actually distributed to the Electing U.S. Holder. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of U.S. federal income tax on such amounts, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our common shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common shares (or has previously made a QEF election with respect to our common shares), the QEF election will apply to the newly acquired common shares, but the adverse tax consequences relating to PFIC common shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired common shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such common shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

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

Similarly, if any of our non-U.S. subsidiaries were classified as PFICs, a U.S. Holder that makes a timely QEF Election with respect to any of our subsidiaries would be subject to the QEF rules as described above with respect to the Holder’s pro rata share of the ordinary earnings and net capital gains of any of our subsidiaries. Our earnings (or earnings of any of our subsidiaries) attributable to distributions from any of our subsidiaries that had previously been included in the income of an Electing U.S. Holder under the QEF rules would generally not be taxed to the Electing U.S. Holder again.

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

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock (as defined for these purposes), a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually. Consequently, the U.S. Holder will generally recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the U.S. Holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the net mark-to-market gain that the Holder has included pursuant to the election in prior tax years. Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income. The electing U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts. Currently, a mark-to-market election may not be made with respect to warrants. We do not anticipate that the preference shares will be treated as marketable stock for these purposes.

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

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

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

The terms of a warrant may provide for an adjustment to the number of common shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our common shares which is taxable to the U.S. Holders of such common shares as described under “Distributions on Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

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

Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year. The long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income other than qualified dividend income, as defined above. Currently, the maximum rate on long-term capital gains is 20%, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change and prospective U.S. Holders should consult their tax advisors.  The deductibility of losses may be subject to limitations.

Warrants

Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a warrant upon exercise of such warrant to acquire our common shares.  A U.S. Holder’s tax basis in a warrant will generally be the amount of the purchase price that is allocated to the warrant.  Upon exercise of a warrant, the tax basis of the new common shares would be equal to the sum of the tax basis of the warrants in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the new common shares would begin on the date that the warrants are exercised. If a warrant lapses without exercise, the U.S. Holder will generally realize a capital loss equal to its tax basis in the warrant.  Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of warrants.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common shares received would equal the U.S. holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the common shares would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common shares received would equal the sum of the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the common shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Additional Considerations

Tax-Exempt Investors

Special considerations apply to U.S. persons that are pension plans and other investors that are subject to tax only on their unrelated business taxable income. Such a tax-exempt investor’s income from an investment in our common shares or warrants generally will not be treated as resulting in unrelated business taxable income under current law, so long as such investor’s acquisition of common shares or warrants is not debt-financed. Tax-exempt investors should consult their own tax advisors regarding an investment in our common shares or warrants.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will generally be required to pay a 3.8% Medicare surtax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which, in the case of individuals, will generally be between U.S.$125,000 and U.S.$250,000 depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” may generally include, among other items, certain interest, dividends, gain, and other types of income from investments, minus the allowable deductions that are properly allocable to that gross income or net gain.   U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares or warrants.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares or warrants, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Payments to Foreign Financial Institutions After 2013

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that, beginning July 1, 2014, a 30% withholding tax may be imposed on payments of U.S. source income and proceeds from the sale of property that could give rise to U.S. source interest or dividends to certain non-U.S. entities unless such entities enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such entities, as well as certain other information relating to such interests.  U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act.

Information Reporting

In general, U.S. Holders of common shares are subject to certain information reporting under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company.  Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally U.S.$50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

Backup Withholding

Generally, information reporting requirements will apply to distributions on our common shares or proceeds on the disposition of our common shares or warrants paid within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders.  Such payments will generally be subject to backup withholding tax at the rate of 28%  if: (a) a U.S. Holder fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number to the payor (generally on Form W-9), as required by the Code and Treasury Regulations, (b) the IRS notifies the payor that the U.S. Holder’s taxpayer identification number is incorrect, (c) a U.S. Holder is notified by the IRS that it has previously failed to properly report interest and dividend income, or (d) a U.S. Holder fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2013	November 30, 2012
	$	$

Total accounts receivable	1,475,745	2,778
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	1,475,745	2,778

Not past due	1,473,097	2,778
Past due for more than 31 days but no more than 60 days	2,648	-
Total accounts receivable, net	1,475,745	2,778

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2013, Par accounted for substantially all the revenue of the Company and all of the accounts receivable of the Company.  For the year ended November 30, 2012, Par accounted for all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2011, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2013		November 30, 2012
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.0620		0.9936
	$	$	$	$
Assets
Cash	461,002	434,089	247,397	248,991
	461,002	434,089	247,397	248,991
Liabilities
Accounts payable	484,300	456,026	284,727	286,561
Employee cost payable	182,970	172,288	189,383	190,603
Capital lease	45,946	43,264	51,194	51,524
Due to related party	806,657	759,564	778,701	783,716
	1,519,873	1,431,142	1,304,005	1,312,404
Net exposure	(1,058,871)	(997,053)	(1,056,608)	(1,063,413)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2013:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$

Third parties
Accounts payable	810,381	-	-	-	-	810,381
Capital lease	13,189	13,676	14,198	2,201	-	43,264
Related parties
Employee costs payable	508,616	-	-	-	-	508,616
Due to related parties	759,564	-	-	-	-	759,564
Convertible debenture	44,353	44,353	45,339	44,846	1,515,770	1,694,661
	2,136,103	58,029	59,537	47,047	1,515,770	3,816,486

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2013 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Management assessed the effectiveness of the Company's internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2013. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of November 30, 2013.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2013. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2013.

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

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented. It may be viewed on our website at www.intellipharmaceutics.com.  During the year ended November 30, 2013, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.	Principal Accountant Fees and Services.

Our auditor is Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte is independent under Rule 2-01 of Regulation S-X.

The aggregate amounts billed by our auditors to us for the years ended November 30, 2013 and 2012 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2013	2012
Audit Fees (1)	C$147,660	C$205,810
Audit-Related Fees (2)	-	-
Tax Fees (3)	40,237	35,215
All Other Fees (4)	164,870	63,778
Total Fees	C$352,767	C$304,803

Notes:
(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements and reviews of quarterly interim financial statements.
(2)	Audit-related fees consist of consultation on accounting and disclosure matters.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)	All other fees include accounting related matters, Form 20-F, Form F-3, base shelf prospectus activities, prospectus supplement activities and internal control reviews.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2013 and 2012, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2013, 2012 and 2011

Intellipharmaceutics International Inc.
November 30, 2013, 2012 and 2011

Deloitte 5140 Yonge Street Suite 1700 Toronto, ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2013 and November 30, 2012, and the consolidated statements of operations and comprehensive loss, shareholders' deficiency, and cash flows for each of the years in the three-year period ended November 30, 2013 and a summary of significant accounting policies and other explanatory information.

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

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

Opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 18, 2014
Toronto, Canada

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2013 and 2012 (restated)
(Stated in U.S. dollars)
	2013	2012 As Restated Note 19
	$	$

Assets
Current
Cash and cash equivalents	760,586	497,016
Accounts receivable (Note 4)	1,475,745	2,778
Investment tax credits	179,551	301,932
Prepaid expenses, sundry and other assets	312,533	137,449
	2,728,415	939,175

Deferred offering costs (Note 10)	419,777	-
Property and equipment, net (Note 5)	1,231,309	1,535,703
	4,379,501	2,474,878

Liabilities
Current
Accounts payable	810,381	512,360
Accrued liabilities (Note 6)	669,321	224,797
Employee costs payable (Note 8)	508,616	663,222
Current portion of capital lease obligations (Note 9)	43,264	51,524
Due to related parties (Note 7)	759,564	783,717
	2,791,146	2,235,620

Convertible debenture (Note 7)	2,105,406	-
Capital lease obligations (Note 9)	-	46,242
Warrant liabilities (Note 14)	5,438,022	1,960,893
	10,334,574	4,242,755

Shareholders' deficiency
Capital stock (Notes 10,11 and 19)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
21,430,611 common shares (2012 - 17,906,937)	11,721,152	6,128,697
Additional paid-in capital (Note 19)	23,619,055	22,428,120
Accumulated other comprehensive loss	284,421	(240,010)
Accumulated deficit	(41,579,701)	(30,084,684)
	(5,955,073)	(1,767,877)
Contingencies (Note 16)
	4,379,501	2,474,878

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

	2013	2012	2011
	$	$	$

Revenues
Licensing (Note 3)	1,481,719	-	-
Milestone	43,209	-	-
Research and development	-	107,091	501,814
Other incidental services	2,546	-	-
	1,527,474	107,091	501,814

Expenses
Research and development	5,076,236	5,992,417	5,125,608
Selling, general and administrative	2,873,091	3,672,313	2,925,454
Depreciation (Note 5)	396,814	452,303	227,456
Write-down on long lived assets (Note 5)	-	107,123	-
	8,346,141	10,224,156	8,278,518

Loss from operations	(6,818,667)	(10,117,065)	(7,776,704)
Fair value adjustment of derivative liabilities (Note 7 and 14)	(3,889,683)	3,841,233	5,346,878
Financing expense (Note 10)	(115,056)	-	(2,357,732)
Net foreign exchange (loss) gain	(359,554)	181,682	(70,036)
Interest income	2,839	20,691	60,790
Interest expense	(314,896)	(63,406)	(83,473)
Net loss	(11,495,017)	(6,136,865)	(4,880,277)
Other comprehensive income (loss)
Foreign exchange translation adjustment	524,431	(124,975)	110,441
Comprehensive loss	(10,970,586)	(6,261,840)	(4,769,836)

Loss per common share, basic and diluted	(0.58)	(0.36)	(0.33)

Weighted average number of common shares outstanding, basic and diluted	19,671,093	17,258,686	14,994,118

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' deficiency
for the years ended November 30, 2013, 2012 and 2011(restated)
(Stated in U.S. dollars)
	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$
		As restated Note 19	As restated Note 19
Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956

Issuance of common shares (Note 10)	4,800,000	-	-	-	-	-
Shares issued for options exercised (Note 11)	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees (Note 11)	-	-	674,746	-	-	674,746
Stock options to non-management board members (Note 11)	-	-	27,714	-	-	27,714
DSU's to non-management board members (Note 12)		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants (Note 14)	176,469	755,124	-	-	-	755,124
Other comprehensive gain (net of tax - $Nil)	-	-	-	110,441	-	110,441
Net loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	885,307	698,543	110,441	(4,880,277)	(3,185,986)

Balance, November 30, 2011 (as restated Note 19)	15,908,444	902,276	20,067,548	(115,035)	(23,947,819)	(3,093,030)
Issuance of common shares (Note 10)	1,818,182	5,000,000	-	-	-	5,000,000
Share issuance cost (Note 10)	-	(779,271)	-	-	-	(779,271)
Stock options to employees (Note 11)	-	-	2,251,325	-	-	2,251,325
Stock options to non-management board members (Note 11)	-	-	72,520	-	-	72,520
DSU's to non-management board members (Note 12)	-	-	36,727	-	-	36,727
Issuance of shares on exercise of cashless warrants (Note 14)	180,315	1,005,692	-	-	-	1,005,692
Other comprehensive loss (net of tax - $Nil)	-	-	-	(124,975)	-	(124,975)
Net loss	-	-	-	-	(6,136,865)	(6,136,865)
Cancellation on shares exchanged	(4)	-	-	-	-	-
	1,998,493	5,226,421	2,360,572	(124,975)	(6,136,865)	1,325,153

Balance, November 30, 2012 (as restated Note 19)	17,906,937	6,128,697	22,428,120	(240,010)	(30,084,684)	(1,767,877)
Issuance of common shares (Note 10)	3,315,000	5,460,892	-	-	-	5,460,892
Share issuance cost (Note 10)	-	(857,278)	-	-	-	(857,278)
Stock options to employees (Note 11)	-	-	1,017,908	-	-	1,017,908
Stock options to non-management board members (Note 11)	-	-	135,974	-	-	135,974
DSU's to non-management board members (Note 12)	-	-	39,547	-	-	39,547
Shares issued for options exercised (Note 11)	3,500	8,459	(2,494)	-	-	5,965
Issuance of shares on exercise of warrants (Note 14)	205,175	980,382	-	-	-	980,382
Other comprehensive gain (net of tax - $Nil)	-	-	-	524,431	-	524,431
Net loss	-	-	-	-	(11,495,017)	(11,495,017)
Cancellation on shares exchanged	(1)	-	-	-	-	-
	3,523,674	5,592,455	1,190,935	524,431	(11,495,017)	(4,187,196)
Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

	2013	2012	2011
	$	$	$

Loss	(11,495,017)	(6,136,865)	(4,880,277)
Items not affecting cash
Depreciation	396,814	452,303	227,456
Stock-based compensation (Note 11)	1,153,882	2,323,845	702,460
Deferred share units (Note 12)	39,548	36,727	33,101
Interest accrual	43,538	45,278	7,739
Fair value adjustment of derivative liabilities (Note 7 and 14)	3,889,683	(3,841,233)	(5,346,878)
Write-down on long lived assets (Note 5)	-	107,123	-
Financing expense (Note 10)	115,056	-	884,587
Unrealized foreign exchange loss (gain)	403,180	(145,724)	203,604

Change in non-cash operating assets & liabilities
Accounts receivable	(1,472,966)	605	(1,764)
Investment tax credits	106,744	96,264	869,406
Prepaid expenses and sundry assets	(181,402)	(10,206)	17,189
Accounts payable and accrued liabilities	74,144	(475,387)	203,743
Deferred revenue	-	(107,091)	98,186
Cash flows used in operating activities	(6,926,796)	(7,654,361)	(6,981,448)

Financing activities
Payments to related parties (Note 7)	-	-	(801,551)
Repayment of capital lease obligations	(49,989)	(44,364)	(22,452)
Issuance of shares on exercise of stock options (Note 11)	5,965	-	93,165
Proceeds from issuance of shares and warrants, gross (Note 10)	6,196,800	-	12,000,000
Proceeds from issuance of shares on exercise of warrants (Note 14)	511,743	187,500	-
Proceeds from convertible debenture (Note 7)	1,500,000	-	-
Proceeds from issuance of shares, gross (Note 10)	-	5,000,000	-
Share issuance cost (Note 10)	(836,099)	(779,271)	-
Cash flows provided from financing activities	7,328,420	4,363,865	11,269,162

Investing activity
Purchase of property and equipment	(122,017)	(1,036,092)	(262,142)

Cash flows used in investing activities	(122,017)	(1,036,092)	(262,142)

Effect of foreign exchange gain on cash held in foreign currency	(16,037)	6,516	2,380

Increase (decrease) in cash and cash equivalents	263,570	(4,320,072)	4,027,952
Cash and cash equivalents, beginning of year	497,016	4,817,088	789,136

Cash and cash equivalents, end of year	760,586	497,016	4,817,088

Supplemental cash flow information
Interest paid (Note 7)	176,311	39,173	163,099
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.

The Company has incurred losses from operations since inception, and has an accumulated deficit of $41,579,701 as at November 30, 2013 (November 30, 2012 and 2011 - $30,084,684 and $23,947,819) respectively. The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that any funding will be available going forward.

Going concern

The consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this. In order for the Company to continue operations at existing levels and fund any significant expansion of its operation, the Company will require significant additional capital.  Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of the Company’s dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations.  In the event that the Company does not obtain additional capital, there may be substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in its not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of its product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The audited consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
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

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; the fair value of stock options and the determination of performance criteria for expensing stock-based payments; the fair value of warrants; the fair value of conversion option embedded derivative; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; deferred revenue; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

(c)	Financial instruments

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(d)	Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2013. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e)	Property and equipment

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

(f)	Impairment of long-lived assets

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

(g)	Warrants

The Company issued warrants as described in Notes 10 and 14.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations and comprehensive loss.

(h)	Convertible debenture

The Company issued a convertible debenture as described in Note 7.  The conversion option is bifurcated from its host contract and the fair value of the conversion option is characterized as an embedded derivative upon issuance as it meets the criteria of ASC Topic ASC815-15-25-1 Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative are recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative are allocated to the liability and are accreted over the life of the Debenture using the imputed rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes license revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a License and Commercialization Agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. License revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  License revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records license revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

In connection with the License and Commercialization Agreement with Par, if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned.  Revenue is recognized when the milestones are achieved. The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Nonsubstantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Revenue recognition (continued)

Research and development (continued)

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

(j)	Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)	Income taxes

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

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(l)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock. Share issue costs incurred in respect of issuing common shares in the at-the-market offering facility have been deferred and are recorded as deferred offering costs in 2013.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(m)	Translation of foreign currencies

The consolidated financial statements of the Company are measured using the Canadian dollar as the functional currency. The Company's reporting currency is the U.S. dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the consolidated financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

(n)	Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the expected life of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(o)	Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange.  The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of deficiency.

(p)	Loss per share

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,034,647, 7,830,059 and 7,876,229 common shares of the Company during fiscal 2013, 2012, and 2011, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2013, 2012 and 2011 as the effect would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(q)	Comprehensive loss

The Company follows ASC topic 810-10. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(r)	Fair value measurement

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

(s)	Recently adopted accounting pronouncements

In February 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company adopted the amendments on March 1, 2013. The adoption did not have an impact on the Company’s financial position, results of operations or cash flow.

(t)	Future Accounting pronouncements

In March 2013, the FASB provided amendments to ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(t)	Future Accounting pronouncements (continued)

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

4.	Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2013 and November 30, 2012. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

5.	Property and equipment

	November 30, 2013
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	228,854	177,831	51,023
Computer software	113,862	79,603	34,259
Furniture and fixtures	126,690	91,335	35,355
Laboratory equipment	2,378,621	1,404,479	974,142
Leasehold improvements	1,111,731	1,087,083	24,648
Laboratory equipment under capital lease	202,584	100,138	102,446
Computer equipment under capital lease	76,458	67,022	9,436
	4,238,800	3,007,491	1,231,309

	November 30, 2012
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	243,798	188,935	54,863
Computer software	126,568	53,916	72,652
Furniture and fixtures	140,829	98,091	42,738
Laboratory equipment	2,602,478	1,383,709	1,218,769
Leasehold improvements	1,108,246	1,108,246	-
Laboratory equipment under capital lease	225,192	88,617	136,575
Computer equipment under capital lease	84,990	74,884	10,106
	4,532,101	2,996,398	1,535,703

Depreciation for the year ended November 30, 2013 was $396,814 (2012 - $452,303; 2011 - $227,456).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

5.	Property and equipment (continued)

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2013, the Company recorded a $Nil write-down of long-lived assets (2012 - $107,123; 2011 – $Nil).

6.	Accrued liabilities

	November 30, 2013	November 30, 2012
	$	$

Professional fees	468,986	116,179
Other	200,335	108,618
	669,321	224,797

7.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2013	November 30, 2012
	$	$
Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance (i) (2013 - C$778,491; 2012 - C$750,534)	733,042	755,368
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms (2013 - C$28,167; 2012 - C$28,167)	26,522	28,349
	759,564	783,717

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly(ii)	2,105,406	-

(i)	Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended effective October 22, 2009 (“effective date”), to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013 (Note 10) and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2013, no principal repayment was made (2012 - $Nil; 2011 -$801,551) and interest payment of $16,640 (C$17,671) (2012 - $39,173; 2011 - $163,099) in respect of the promissory note was made by the Company in accordance with the terms of the IPC Arrangement Agreement.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

7.	Due to related parties (continued)

(i)	Promissory note payable (continued)

Interest expense on the promissory note payable to related parties for the year ended November 30, 2013 is $43,538 (2012  - $45,278; 2011 - $73,011) and has been included in the consolidated statement of operations and comprehensive loss.

(ii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing (the "Financing") of an unsecured convertible debenture in the principal amount of $1.5 million (the "Debenture"), which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and are accreted over the life of the Debenture using the imputed rate of interest.

The fair value of the conversion option at January 10, 2013 using the Black-Scholes Option Pricing Model were initially estimated to be $220,100, using volatility of 46.6%, risk-free interest rate of 0.26%, expected life of two years, and dividend yield of Nil. The fair value of the conversion option at November 30, 2013 using the Black-Scholes Option Pricing Model was estimated to be $728,950, using volatility of 64.6%, risk-free interest rate of 0.12%, expected life of 1.1 years, and dividend yield of Nil.  This amount has been recorded in the convertible debenture line on the consolidated balance sheet. The change in fair value of the conversion option from the previously recorded amount to the year ended November 30, 2013 is a loss of $533,149 (2012 - $Nil; 2011 - $Nil), and has been recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.

The proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, totaled $1,279,900 and is accreted at an annual imputed interest rate of 8%, over the life of the Debenture.

Accreted interest expense during year ended November 30, 2013 is $96,556 (2012 - $Nil; 2011 -$Nil), and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the year ended November 30, 2013 is $159,671 (2012 - $Nil; 2011 - $Nil), and has also been included in the consolidated statements of operations and comprehensive loss.

As described in Note 8, the Company had salaries payable to the two principal shareholders.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

8.	Employee costs payable

As at November 30, 2013, the Company had $336,327 (2012 - $472,619) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $172,289 (2012 - $190,603) for other amounts payable to certain employees.  These balances are due on demand and therefore presented as current in nature.

9.	Lease obligations

The Company leases facilities under an operating lease which expires in November 2014, with an option to extend the lease on comparable terms for five additional years.  The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2013:

Year ending November 30,	Capital Lease	Operating Lease
	$	$

2014	46,079	84,356
	46,079	84,356
Less: amounts representing interest at 14%	2,815	-
	43,264	84,356
Less: current portion	43,264	84,356
Balance, long-term portion	-	-

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2013 the Company has 21,430,611 (2012 – 17,906,937) common shares issued and outstanding, and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,997,751 (2012 - 6,005,751) common shares or approximately 28% (2012 – 34%) of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

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
November 30, 2013, 2012 and 2011
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

The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price.

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

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through the consolidated statements of operations and comprehensive loss.

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

(c)
In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in shareholders’ deficiency.

(d)
In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $389,289 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,531 were recorded in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(e)
In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,350 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $467,989 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,525 were recorded in the consolidated statements of operations and comprehensive loss.

(f)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise.  Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.  Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by the Company.  The Company is not required to sell shares under the equity distribution agreement. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.  The direct costs related to the facility were recorded as deferred offering costs as at November 30, 2013. No sales were made under the equity distribution agreement in the year ended November 30, 2013.

11.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,143,061 based on the number of issued and outstanding common shares as at November 30, 2013. As at November 30, 2013, 1,691,132 options are outstanding and there were 451,929 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones.  A total of 1,658,364 performance-based stock options have been vested as of November 30, 2013. These options were still outstanding as at November 30, 2013 and are scheduled to expire in September 2014.

In the year ended November 30, 2013, 391,000 (2012 – 955,000) stock options to management, directors and employees were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

11.	Options (continued)

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life than is more than four years. For options that have an expected life of less than four years the Company uses its own volatility.

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

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30, 2013	November 30, 2012

Volatility	64.0%	64.7%
Risk-free interest rate	0.01%	0.08%
Expected life (in years)	7.00	10.00
Dividend yield	-	-
The weighted average grant date fair value per options granted	$3.09	$2.51

Details of stock option transactions are as follows:

		November 30, 2013			November 30, 2012			November 30, 2011
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	4,139,059	4.86	2.76	3,216,954	5.33	2.82	3,038,698	5.53	2.87
Granted	391,000	1.81	1.05	955,000	3.27	2.51	328,000	3.51	1.84
Exercised	(3,500)	1.81	0.09	-	-	-	(25,000)	3.73	1.55
Forfeiture	(67,000)	-	-	(32,862)	-	-	(4,667)	-	-
Expired	(4,487)	654.48	403.93	(33)	69.74	53.82	(120,077)	6.01	1.61
Balance at end of period	4,455,072	3.97	2.21	4,139,059	4.86	2.76	3,216,954	5.33	2.82

Options exercisable, end of year	3,321,830	4.09	2.41	2,286,589	5.94	3.55	1,585,816	7.11	4.03

As of November 30, 2013, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

11.	Options (continued)

						Options outstanding			Options exercisable
Exercise price			Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
				$		$		$	$

	Under	2.50	-	-	-	-	-	-	-
2.51	-	5.00	4,415,333	3.38	3.10	1.77	3,282,091	3.28	1.82
5.01	-	7.50	-	-	-	-	-	-	-
7.51	-	10.00	-	-	-	-	-	-	-
10.01	-	100.00	35,702	39.75	3.87	31.19	35,702	39.75	31.19
300.00	-	500.00	3,971	331.15	2.30	223.52	3,971	331.15	223.52
500.01	-	1,000.00	33	770.13	1.29	493.31	33	770.13	493.31
1,000.01	-	1,500.00	33	1,149.13	0.45	709.18	33	1,149.13	709.18
			4,455,072	3.97			3,321,830	4.09

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2013 is approximately $1,771,200 (2012 - $2,214,000). During the year ended November 30, 2013, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended November 30, 2013 (2012 - $Nil).

For the year ended November 30, 2013, 3,500 options were exercised for a cash consideration of $5,965.  For the year ended November 30, 2012, no options were exercised and for the year ended November 30, 2011, 25,000 options were exercised for a cash consideration of $93,165.

The following table summarizes the components of stock-based compensation expense.

	November 30, 2013	November 30, 2012	November 30, 2011

Research and development	837,206	1,505,061	601,423
Selling, general and administrative	316,676	818,784	101,037
	1,153,882	2,323,845	702,460

The Company has estimated its stock option forfeitures to be $Nil at November 30, 2013 (2012 - $Nil; 2011 - $7,302).

12.	Deferred share units

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

12.	Deferred share units (continued)

During the year ended November 30, 2013, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2013, 43,040 DSUs are outstanding and 66,960 DSUs are available for grant under the DSU Plan.

	November 30, 2013		November 30, 2012		November 30, 2011
	$	shares	$	shares	$	shares

Additional paid in capital	39,547	20,591	36,727	12,199	33,101	10,250
Accrued liability	9,181	2,325	9,688	4,611	6,569	2,050

13.	Restricted share units

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

All the warrants issued to date by the Company are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 were initially estimated at February 1, 2011 using the Black-Scholes Option Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively. The fair value of the placement agents’ warrants were initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Option Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

The holders of Series A common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised multiplied by the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

14.	Warrants (continued)

The  fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

The  fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

The following table provides information on the 6,360,300 warrants outstanding and exercisable as of November 30, 2013:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

Placement Agent Warrants	3.125	96,000	March 30, 2014	96,000
Series A Warrants	2.50	3,670,000	February 1, 2016	1,835,000
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		6,360,300		2,579,575

During the year ended November 30, 2013, there were cash exercises in respect of 770,700 warrants (2012 – 150,000) and no cashless exercise (2012 – 1,300,000) of warrants, resulting in the issuance of 205,175 (2012 – 75,000) and Nil (2012 – 105,315) common shares, respectively. The fair value of $980,382 (2012- $1,005,692) for these shares was recorded as a charge to capital stock.

Details of warrant transactions are as follows:

	Series A Warrants	Series B Warrants	Placement Agent Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2012	3,720,000	3,470,000	96,000	-	-	7,286,000
Issued	-	-	-	1,815,000	1,500,000	3,315,000
Exercised	(50,000)	-	-	(90,700)	(630,000)	(770,700)
Expired	-	(3,470,000)	-	-	-	(3,470,000)
Outstanding, November 30, 2013	3,670,000	-	96,000	1,724,300	870,000	6,360,300

	Series A Warrants	Series B Warrants	Placement Agent Warrants	May-07 Warrants	Total

Outstanding, December 1, 2011	4,695,000	3,945,000	96,000	243,275	8,979,275
Issued	-	-	-	-	-
Exercised	(975,000)	(475,000)	-	-	(1,450,000)
Expired	-	-	-	(243,275)	(243,275)
Outstanding, November 30, 2012	3,720,000	3,470,000	96,000	-	7,286,000

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

14.	Warrants (continued)

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Accordingly, using the Black-Scholes Option Pricing Model, the fair market value of the warrants are as follows:

Warrants	November 30, 2013	November 30, 2012
	$	$

Series B Warrants	-	276,038
Placement Agent Warrants	112,550	25,363
Series A Warrants	3,790,736	1,659,492
March 2013 Warrants	1,040,788	-
July 2013 Warrants	493,947	-
	5,438,021	1,960,893

Using the following assumptions as of November 30, 2013 and 2012 respectively:

Warrant	Number outstanding	Volatility	Risk-free rate	Expected life
		%	%	years
Placement Agent Warrants	96,000	86.51	0.12	0.2
Series A Warrants	3,670,000	67.93	0.12	2.2
March 2013 Warrants	1,724,300	54.84	0.64	4.3
July 2013 Warrants	870,000	55.51	0.64	4.7

Warrant	Warrants outstanding	Volatility	Risk free rate	Expected life (years)
		%	%

Series A	3,720,000	54.90	0.37%	3.1
Series B	3,470,000	48.20	0.18%	0.2
Placement Agent Warrants	96,000	46.15	0.18%	1.1

The change in the fair value of the warrants from the previously recorded amount to November 30, 2013 amounting to a loss of $3,356,534 (2012 – gain of $3,841,233: 2011 – gain of $5,346,878) has been recorded as a fair value adjustment of derivative liability in the consolidated statements of operations and comprehensive loss.

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

15.	Income taxes (continued)

	November 30, 2013	November 30, 2012	November 30, 2011
	%	%	%

Statutory income tax rate	26.5	27.0	28.0

	$	$	$

Statutory income tax recovery	(3,046,180)	(1,632,406)	(1,366,478)
Increase (decrease) in income taxes
Non-deductible expenses/ non-taxable income	1,446,008	(399,748)	(1,324,979)
Change in valuation allowance	1,248,045	3,217,198	2,452,926
Investment tax credit	(164,308)	(561,988)	-
Financing costs booked to equity	(307,262)	-	-
Ontario tax rate change	-	(420,990)	-
Foreign exchange change	746,667	(230,695)	-
True up of tax returns, etc.	77,030	28,629	238,531
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30, 2013	November 30, 2012	November 30, 2011
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	6,831,991	6,031,917	4,147,325
Book and tax basis differences on assets and liabilities	992,378	773,590	824,640
Other	37,136	17,590	8,635
Ontario harmonization tax credit	399,831	427,355	361,888
Investment tax credit	2,324,856	2,089,238	1,351,859
Undeducted research and development expenditures	2,180,640	2,179,097	1,607,242
	12,766,832	11,518,787	8,301,589
Valuation allowances for deferred tax assets	(12,766,832)	(11,518,787)	(8,301,589)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

15.	Income taxes (continued)

At November 30, 2013, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2013	(1,162,039)
2014	(2,129,847)
2025	(513,476)
2026	-
2027	(1,372,624)
2028	(808,024)
2029	(597,768)
2030	(3,629,479)
2031	(4,938,324)
2032	(5,380,452)
2033	(5,165,818)
(25,697,851)

United States Federal income tax losses expiring in the year ended November 30,
$

2024	35,957
2025	16,234
2026	34,523
86,714

At November 30, 2013, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $10,310,000 (2012 - $9,822,000) which can be carried forward indefinitely.

At November 30, 2013, the Company had approximately $400,000 (2012 - $427,000) of Ontario harmonization credits, which will expire in the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2013, the Company had approximately $2,325,000 (November 30, 2012 - 2,089,000) of unclaimed ITCs which expire from 2025 to 2033. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2013 or November 30, 2012.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2007 to 2013 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2013, 2012 and 2011 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2013 and 2012.

The Company had no unrecognized tax benefits in 2013, 2012 and 2011, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, including those which the Company may initiate.  The Company is not aware of any pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

17.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Level 3 inputs are unobservable inputs for asset or liabilities. There were no transfers in or out of Level 3 instruments during the year ended November 30, 2013.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of November 30, 2013 and November 30, 2012:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

			November 30, 2013
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Cash and cash equivalents	760,586	760,586	-	-
(b) Convertible debt1	728,950	-	-	728,950
(c) Warrant liabilities2	5,438,022	-	-	5,438,022
	6,927,558	760,586	-	6,166,972

			November 30, 2012
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Cash and cash equivalents	497,016	497,016	-	-
(b) Warrant liabilities2	1,960,893	-	-	1,960,893
	2,457,909	497,016	-	1,960,893

(1)  Conversion options are included in the convertible debenture on the consolidated balance sheet.

(2)   Warrant liabilities are included on the consolidated balance sheet.

The key unobservable inputs related to valuing the conversion option and warrant liabilities are as follows:

Quantitative information about Level 3 Fair Value Measurements
	Fair value at November 30, 2013	Valuation Techniques	Unobservable Input	Range
	$
Conversion option	728,950	Black-Scholes	Discount rate		0.12%
			Volatility		64.6%

Warrant liabilities	5,422,560	Black-Scholes	Discount rate	0.12%	-	0.64%
			comparable annualized volatility(i)	54%	-	87%

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years.

(ii)	The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or an decrease/increase in the discount rate would result in an increase/decrease in the fair value of the conversion option and warrant liabilities.

The change in fair value of the conversion option and the warrant liabilities has been recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

Reconciliation of Level 3 fair value measurements:

		November 30, 2013
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	-	1,960,893	1,960,893
Total gains or losses:
- in net loss(a)	533,149	3,356,534	3,889,683
- translation adjustment	(24,299)	(449,224)	(473,523)
Additions	220,100	735,908	956,008
Exercise	-	(166,089)	(166,089)
Closing balance	728,950	5,438,022	6,166,972

		November 30, 2012
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	-	6,611,015	6,611,015
Total gains or losses:			-
- in net loss(a)	-	(3,841,233)	(3,841,233)
- translation adjustment		(20,026)	(20,026)
Additions	-	-	-
Exercise	-	(788,863)	(788,863)
Closing balance	-	1,960,893	1,960,893

(a)
The total net loss related to the conversion option and warrant liability has been recorded under fair value adjustment derivative liabilities on the consolidated statements of operations and comprehensive loss.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2013		November 30, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Due to related parties(iii)	759,564	515,130	783,717	531,510
Convertible debt(iii)	1,376,456	1,290,683	-	-

(iii)
The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

The carrying values accounts receivable, and accounts payable, employee cost payable and capital lease obligations and approximates their fair values because of the short-term nature of these instruments.

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

The following table sets forth details of the cash and cash equivalents:

	November 30, 2013	November 30, 2012
	$	$

Cash	760,586	447,016
Bankers acceptance (30 days maturity, interest 0.10%)	-	50,000
Total cash and cash equivalents	760,586	497,016

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2013	November 30, 2012
	$	$

Total accounts receivable	1,475,745	2,778
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,475,745	2,778

Not past due	1,473,097	2,778
Past due for more than 31 days but no more than 60 days	2,648	-
Total accounts receivable, net	1,475,745	2,778

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2012, Par accounted for all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2011, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2013		November 30, 2012
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.0620		0.9936
	$	$	$	$

Assets
Cash	461,002	434,089	247,397	248,991
	461,002	434,089	247,397	248,991
Liabilities
Accounts payable	484,299	456,025	284,727	286,561
Employee cost payable	182,970	172,288	189,383	190,603
Capital lease	45,947	43,265	51,194	51,524
Due to related party	806,657	759,564	778,701	783,716
	1,519,873	1,431,142	1,304,005	1,312,404
Net exposure	(1,058,871)	(997,053)	(1,056,608)	(1,063,413)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2013:

					November 30, 2013
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	810,381	-	-	-	-	810,381
Capital lease	13,189	13,676	14,198	2,201	-	43,264
Related parties
Employee costs payable (Note 7)	508,616	-	-	-	-	508,616
Due to related parties (Note 6)	759,564	-	-	-	-	759,564
Convertible debenture (Note 6)	44,353	44,353	45,339	44,846	1,515,770	1,694,661
	2,136,103	58,029	59,537	47,047	1,515,770	3,816,486

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
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

	November 30, 2013	November 30, 2012	November 30, 2011
	$	$	$

Revenue
United States	1,527,474	107,091	501,814
	1,527,474	107,091	501,814

Total assets
Canada	4,379,501	2,474,878	6,247,228

Total property and equipment
Canada	1,231,309	1,535,703	951,914

19.	Restatement of comparative amounts

The Company previously classified the issuance of common shares as a credit to additional paid in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid in capital into capital stock and has an immaterial impact on the consolidated statement of shareholder’s deficiency. Items previously reported have been reclassified to conform to U.S. GAAP and did not have any impact on the Company’s earnings per share calculations.

The following table summarizes the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements:

	As previously reported	Adjustment	As restated
	$	$	$
Consolidated balance sheet and consolidated statements of shareholders' deficiency
November 30, 2011
Capital stock	147,152	755,124	902,276
Additional paid in capital	20,822,672	(755,124)	20,067,548

November 30, 2012
Capital stock	147,152	5,981,545	6,128,697
Additional paid in capital	28,409,665	(5,981,545)	22,428,120

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

20.	Subsequent events

Subsequent to the year end, pursuant to the equity distribution agreement with Roth as disclosed in note 10, the Company sold through at-the-market issuances 1,312,100 of its common shares on the NASDAQ, for net proceeds of $4,808,054 to the Company and paid commission fees of $135,960 to Roth.  Share issuance costs of $419,777 were recorded against the cost of the shares issued and recognized in capital stock.  As at November 30, 2013, $419,777 of the share issuance costs have been deferred on the consolidated balance sheet.

Item 19.	Exhibits

EXHIBIT INDEX
Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(4)
1.2	By-laws of the Company	(4)
4.1	IPC Arrangement Agreement	(4)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(4)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(4)
4.51	Securities purchase agreement for February 1, 2011 private placement	(3)
4.52	Registration rights agreement for February 1, 2011 private placement	(3)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(3)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(5)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54	(5)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(2)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(2)
4.58	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013	(6)
4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.58)	(6)
4.60	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 4.58)	(6)
4.61	Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013	(7)
4.62	Form of Warrants	(7)
4.63	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013	(8)
4.64 (†)	License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Public Accounting Firm	(1)

101	XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2013, formatted in XBRL:	(9)
(i) Consolidated balance sheets as at November 30, 2013 and 2012 (restated)
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2013, 2012 and 2011
(iii) Consolidated statements of shareholders’ deficiency for the years ended November 30, 2013, 2012 and 2011(restated)
(iv) Consolidated statements of cash flows for the years ended November 30, 2013, 2012 and 2011
(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2013.

(2)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013.

(3)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

(4)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.

(5)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.

(6)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2013 as filed on March 19, 2013.

(7)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of July 2013 as filed on July 26, 2013 (SEC Accession No. 0001171843-13-002968).

(8)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013.

(9)
XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

† Confidential treatment has been requested for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

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

February 18, 2014