Form 20-F/A
period 2013-11-30
Intellipharmaceutics International Inc.
filed 2014-04-14
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2013; or
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

Yes [   ]     No [x]

Explanatory Note

Intellipharmaceutics International Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend the Company's Annual Report on Form 20-F for the year ended November 30, 2013 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2014 (the “Original Filing Date”). This Amendment No. 1 is being filed solely to amend Exhibit 4.64 (the “Exhibit”) originally filed with the Original Form 20-F. The Company had sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 17 C.F.R. Section 200.80(b)(4), for portions of the Exhibit and, following correspondence and conversations with the Staff of the Commission's Division of Corporate Finance, is re-filing the Exhibit to address comments the Company received from the Staff in response to its request for confidential treatment.

The Exhibit filed herewith supersedes in its entirety the Exhibit originally filed with the Original Form 20-F. Except for the revised Exhibit, this Amendment No. 1 does not amend any other information set forth in the Original Form 20-F. This Amendment No. 1 speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Original Form 20-F. Additionally, in connection with the filing of this Amendment No. 1, the Company is including new certifications of the Company's chief executive officer and chief financial officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment No. 1.

Item 19.     Exhibits

EXHIBIT INDEX

Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(4)
1.2	By-laws of the Company	(4)
4.1	IPC Arrangement Agreement	(4)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(4)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(4)
4.51	Securities purchase agreement for February 1, 2011 private placement	(3)
4.52	Registration rights agreement for February 1, 2011 private placement	(3)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(3)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(5)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54	(5)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(2)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(2)
4.58	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013	(6)
4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.58)	(6)
4.60	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 4.58)	(6)
4.61	Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013	(7)
4.62	Form of Warrants	(7)
4.63	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013	(8)
4.64 (†)	License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013	(10)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(10)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(10)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Public Accounting Firm	(1)

101
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2013, formatted in XBRL:
(1)(9)
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

(10)	Filed herewith.

† Confidential treatment has been requested for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

SIGNATURES

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

April 14, 2014