Form 20-F
period 2014-11-30
Intellipharmaceutics International Inc.
filed 2015-02-27
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2014

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………

For the transition period from ________ to ________

Commission File No. 0-53805

INTELLIPHARMACEUTICS
INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Canada

(Jurisdiction of Incorporation or organization)

30 Worcester Road

Toronto, Ontario M9W 5X2

(Address of principal executive offices)

Domenic Della Penna, Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario M9W 5X2, Telephone: (416) 798-3001, Fax: (416) 798-3007

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

None

As of November 30, 2014, the registrant had 23,456,611 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_] No [X]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_] No [X]

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

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits (“ITCs”). Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

•	our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues;

•	the timing and amount of insurance reimbursement for our products;

•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	difficulties or delays in manufacturing;

•	the manufacturing capacity of third-party manufacturers that we may use for our products; and

•	the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses.

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

IntellipharmaceuticsTM, HypermatrixTM, Drug Delivery EngineTM, IntelliFoamTM, IntelliGITransporterTM, IntelliMatrixTM, IntelliOsmoticsTM, IntelliPasteTM, IntelliPelletsTM, IntelliShuttleTM , RexistaTM, nPODDDSTM and RegabatinTM are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

Part I.

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

 Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2014, 2013, 2012, 2011 and 2010. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

(in thousands, except for per share data)

	As at and for the year ended November 30, 2014	As at and for the year ended November 30, 2013	As at and for the year ended November 30, 2012	As at and for the year ended November 30, 2011	As at and for the year ended November 30, 2010

Revenue	8,770	1,527	107	502	1,459
Loss for the period	-3,856	-11,495	-6,137	-4,880	-5,761
Total assets	7,875	4,380	2,475	6,247	3,268
Total liabilities	2,966	10,335	4,243	9,340	3,175
Net assets	4,909	-5,955	-1,768	-3,093	93
Capital stock	18,941	11,721	6,129	902	17
Loss per share - basic and diluted	-0.17	-0.58	-0.36	-0.33	-0.53
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	23,051	19,671	17,259	14,994	10,907

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2010, 2011, 2012, 2013 and 2014. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2010	0.9673
2011	1.0123
2012	0.9977
2013	1.0241
2014	0.9115

The following table sets forth the high and low exchange rates for each month during the previous six months.

	LOW	HIGH
August 2014	0.9106	0.9211
September 2014	0.8922	0.9206
October 2014	0.8858	0.8980
November 2014	0.8751	0.8900
December 2014	0.8589	0.8815
January 2015	0.7863	0.8527
February 2015 (through February 23, 2015)	0.7876	0.8095

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada. At February 23, 2015, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.7952.

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

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2014, we had a cash balance of $4.2 million. As of February 23, 2015, our cash balance was $4.4 million, which we expect will fund our currently projected operations through May 2015. In order for us to continue operations at currently projected levels beyond May 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from proceeds of our at-the-market offering program (see “Share Capital – Prior Sales”, in Item 10, below for a further description of our at-the-market offering program), from sales of our generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules, and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The increase in expenses in 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding. Effective October 1, 2014, the January 1, 2015 maturity date for the debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi (the “Debenture”) was extended, to July 1, 2015. The Company currently expects to repay this amount from then available cash on or by July 1, 2015. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain additional sufficient capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug applications (“ANDAs”) or new drug applications (“NDAs”) at all or in time to competitively market our products or product candidates.

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

We have incurred net losses from inception through November 30, 2014 and had an accumulated deficit of $45.4 million as of such date and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain future profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) were enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years

2014 and 2015, respectively, the user fee rates are $63,860 and $58,730 for new ANDAs, $31,920 and $29,370 for “Prior Approval Supplements,” and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2014 and 2015, there is also an annual facility user fee of $235,152 and $262,717, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly litigious environment.

From time to time, we are subject to legal proceedings. As of the date of this annual report, we are not aware of any pending or threatened material litigation claims against us other than as described under Item 8.A below. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities. Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others. If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

We have invested significant time and effort in the development of our lead product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which received final FDA approval for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that our development partner, Par Pharmaceutical, Inc. (“Par”), intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

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

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrollment in or initiation of our clinical trials. Many of these companies have significantly more resources than we do.

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

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 25.5% of our issued and outstanding common shares as of the date of this annual report (and collectively beneficially owned in the aggregate approximately 34.0% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the Debenture held by Drs. Amina and Isa Odidi that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

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

Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily RexistaTM oxycodone product, the prices at which such of our products are sold and the revenues we may receive could be reduced.

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

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily RexistaTM abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

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

As of the date of this annual report, we had approximately 23.5 million common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144. In addition, in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). As of the date of this annual report we have issued and sold 1,689,500 common shares with an aggregate offering price of $6,571,673 under the at-the-market program. As a result, we may offer and sell our common shares with an aggregate purchase price of up to $10,228,327 pursuant to the at-the-market program. Roth Capital Partners, LLC (“Roth”) received compensation of $181,003 in connection with such sales.

On June 4, 2014, the Company’s most recent registration statement on Form F-3 was declared effective by the United States Securities and Exchange Commission (“SEC”) (the “Shelf Registration Statement”), and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of the date of this annual report, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus and there can be no assurance that any securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

As of the date of this annual report, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 7.6 million common shares. To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

We may need to issue substantial amounts of common shares in the future. In this regard, in November 2013, we entered into an at-the-market program pursuant to which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares on NASDAQ or otherwise. As of the date of this annual report, we have issued and sold 1,689,500 common shares with an aggregate offering price of $6,571,673 under the at-the-market program. As a result, we may offer and sell our common shares with an aggregate purchase price of up to $10,228,327 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.

On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of the date of this annual report, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus and there can be no assurance that any securities will be sold under the shelf prospectus.

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

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the U.S. Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

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

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. Holders (as defined in Item 10 below) of our common shares and preference shares (collectively, “shares”). It may be possible for U.S. holders of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”). A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2014 taxable year and will not likely be a PFIC during our 2015 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2015 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. holder of the ownership and disposition of our shares will depend on whether such U.S. holder makes a QEF or mark-to-market election. Unless otherwise provided by the IRS, a U.S. holder of our shares is generally required to file an informational return annually to report its ownership interest in the Company during any year in which we are a PFIC.

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

Our agent for service in the United States is Corporation Service Company at 1090 Vermont Avenue N.W., Washington, D.C. 20005.

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

For the years ended November 30, 2014, 2013 and 2012, we spent a total of $8,020,201, $5,076,236, and $5,992,417, respectively, on research and development. Over the past three fiscal years and up to February 23, 2014, we have raised approximately $19,268,473 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented HypermatrixTM technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. In fiscal 2014 we recognized licensing revenue of approximately $8.4 million in respect of the Par agreement, compared to approximately $1.5 million in fiscal 2013. The increase in 2014 reflects a full year of profit sharing under the license and commercialization agreement with Par (the “Par agreement”), as opposed to a late launch in the previous year (November 19, 2013).

Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Teva Pharmaceuticals USA, Inc. (“Teva”) launched their own 5 mg strength of generic Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength in May 2015 upon the expiry of the exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

On February 2, 2015 we announced that we entered into an agreement with Teva by which we have granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S. There can be no assurance as to when or if the product will be approved by the FDA or that, if so approved, it will be successfully commercialized and produce significant revenue for us.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs that are pending FDA approval.

Our Strategy

We believe that our HypermatrixTM technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 mg and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The HypermatrixTM technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes. The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a new drug application (“NDA”) 505(b)(2) regulatory path.

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

Our Drug Delivery Technologies

Our scientists have developed drug delivery technology systems, based on the HypermatrixTM platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The HypermatrixTM technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

Our platform of HypermatrixTM drug delivery technologies include, but are not limited to, IntelliFoamTM, IntelliGITransporterTM, IntelliMatrixTM, IntelliOsmoticsTM, IntelliPasteTM, IntelliPelletsTM, IntelliShuttleTM and nPODDDSTM. Some of their key attributes are described below.

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

The HypermatrixTM Family of Technologies

IntelliFoamTM

The IntelliFoamTM technology is based on the drug active being embedded in, but separate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active. The drug actives are embedded in a resin polymer matrix.

IntelliGITransporterTM

The IntelliGITransporterTM technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure. A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose. We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation. It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

IntelliMatrixTM

The IntelliMatrixTM technology is a proprietary blend of several polymers. Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT. This is most useful for drugs which require precisely controlled first-order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmoticsTM

The IntelliOsmoticsTM technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics. These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains. When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer. Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain. This permits control of the rate of release of the drug active by the variation of polymer ratios. This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first-order. This type of release control can be useful when attempting to match difficult profiles for generic formulation.

IntelliPasteTM

The IntelliPasteTM technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPasteTM is the Company’s preferred delivery technology for the controlled delivery of opiates, narcotics and other central nervous system drug products which are susceptible to unlawful diversion or abuse.

IntelliPelletsTM

The IntelliPelletsTM technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule. Each type (population) may be uniquely different from the other in the manner or rate it releases the drug. Our IntelliPelletsTM technology is designed to control, prolong, delay or modify the release of drugs. It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time). This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.

IntelliShuttleTM

The IntelliShuttleTM technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself. This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect. This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.

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

nPODDDSTM (novel point of divergence drug delivery system)

The technology platform in our formulation of Rexista™ oxycodone, the Point of Divergence Drug Delivery System (“nPODDDSTM”), is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

Our Products and Product Candidates

The table below shows the present status of our ANDA and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$715	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$763	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$360	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$768	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	$1,247	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XRTM	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$442	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$154	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$778	Intellipharmaceutics

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Trazodone hydrochloride extended release tablets	Oleptro®	Depression	ANDA application for commercialization approval for 2 strengths under review by the FDA	ANDA	$2	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$263	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	$2,294	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	$3,146	Intellipharmaceutics

Notes:

(1)	There can be no assurance when, or if at all, the FDA will approve any product candidate for sale in the U.S. market.

(2)	Represents sales for all strengths for the 12 months ended December 2014 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)	For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

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

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder. On November 21, 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the United States. Calendar quarterly payments are payable by Par to us as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware. In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 and 30 mg strengths our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Teva launched their own 5 mg strength of generic Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength in May 2015, upon the expiry of the exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

For discussion of the seasonality of sales of dexmethylphenidate hydrochloride extended-release capsules see the section entitled “A. Operating Results” under “Item 5. Operating and Financial Review and Prospects”.

RexistaTM Oxycodone (Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is RexistaTM oxycodone (oxycodone hydrochloride controlled-release capsules), intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. RexistaTM oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. RexistaTM oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

RexistaTM is intended to provide deterrence against intentional drug abuse and unintentional dose dumping. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting.

We conducted a randomized, cross-over, comparative bioavailability, Phase I clinical trial on 12 subjects in a fasted state comparing a single dose of 40 mg RexistaTM oxycodone with a single dose of 40 mg OxyContin®. In this study, the bioavailability of a single dose of RexistaTM oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between RexistaTM oxycodone and OxyContin®. The ratios obtained were within 80% - 125% at the 90% confidence interval. This indicates that the technology platform in our formulation of RexistaTM oxycodone, nPODDDSTM, does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDSTM technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, and morphine).

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

Our Rexista™ oxycodone product candidate has been further enhanced with our PODRAS™ (Paradoxical OverDose Resistance Activating System) delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Subject to the availability of funds, we expect to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating our PODRAS™ platform.

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

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics’ RexistaTM oxycodone application.

Regabatin XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is RegabatinTM XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) and three-times-a-day (“TID”), are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In the first quarter of 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. The results also suggested that Regabatin™ XR 165mg once-a-day has a higher exposure during the first 12 hours than Lyrica® 75mg BID. Together with the symptomatology and chronobiology of fibromyalgia, this could prove to be advantageous with evening meal dosing and suggests that once a day Regabatin™ XR 165mg once a-day may confer a compliance advantage over Lyrica® 75mg BID which is currently administered for treatment of fibromyalgia. We are in discussion with the FDA with a view to having an investigational new drug application (“IND”) submitted under the NDA 505(b)(2) regulatory pathway, for possible commercialization in the United States following the December 30, 2018 expiry of the patent covering the pregabalin molecule. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

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

Our drug delivery technologies may compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our products and product candidates. As a result, our products and product candidates may become non-competitive or obsolete.

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

Patents which relate to and protect various aspects of our HypermatrixTM family of drug delivery technologies include the following United States, Japanese, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
U.S.A	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	Drug Delivery Device
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty - national stage processing and entry applications, relating to various aspects of our HyperMatrixTM drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

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

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an IND, and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own. We intend to generate all data necessary to support FDA approval of the applications we file.

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2014 and 2015, respectively, the user fee rates are $63,860 and $58,730 for new ANDAs, $31,920 and $29,370 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal years 2014 and 2015, there is also an annual facility user fee of $235,152 and $262,717, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of the date of this annual report.

D.	Property, Plant and Equipment

For approximately ten years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we lease at a present rental rate of approximately $90,000 per year. The lease has been renewed to November 2015, and the Company has an option to extend the lease for five additional years on terms we currently believe to be favourable. We use our facilities as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility now consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

In October 2014, the FDA provided the Company with written notification that its Toronto, Canada manufacturing facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit the Company to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2014, 2013 and 2012.

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

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. Prior to the Company’s change in its functional currency, U.S. GAAP required the fair values of certain derivative liabilities to be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP requires the reclassification of the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period. Further discussion of the impact is discussed under the section titled “Fair Value Adjustment of Derivative Liabilities.”

The following are selected financial data for the years ended November 30, 2014, 2013 and 2012.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2014	2013	2012	2014 vs 2013		2013 vs 2012
	$	$	$	$	%	$	%
Revenue:
Licensing	8,415,540	1,481,719	-	6,933,821	468%	1,481,719	N/A
Milestone	354,153	43,209	-	310,944	720%	43,209	N/A
Research and development	-	-	107,091	-	N/A	(107,091)	-100%
Other incidental services	-	2,546	-	(2,546)	N/A	2,546	N/A
	8,769,693	1,527,474	107,091	7,242,219	474%	1,420,383	1326%

Expenses:
Research and development	8,020,201	5,076,236	5,992,417	2,943,965	58%	(916,181)	-15%
Selling, general and administrative	3,900,803	2,873,091	3,672,313	1,027,712	36%	(799,222)	-22%
Depreciation	381,385	396,814	452,303	(15,429)	-4%	(55,489)	-12%
Write-down on long lived assets	-	-	107,123	-	-	(107,123)	N/A
	12,302,389	8,346,141	10,224,156	3,956,248	47%	(1,878,015)	-18%

Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)	3,285,971	-48%	3,298,398	-33%

Fair value adjustment of derivative liabilities	-	(3,889,683)	3,841,233	3,889,683	-100%	(7,730,916)	-201%
Financing expense	-	(115,056)	-	115,056	-100%	(115,056)	N/A
Net foreign exchange gain (loss)	10,896	(359,554)	181,682	370,450	-103%	(541,236)	-298%
Interest income	4,898	2,839	20,691	2,059	73%	(17,852)	-86%
Interest expense	(339,451)	(314,896)	(63,406)	(24,555)	8%	(251,490)	397%

Net loss	(3,856,353)	(11,495,017)	(6,136,865)	7,638,664	-66%	(5,358,152)	87%

Year Ended November 30, 2014 Compared to the Year Ended November 30, 2013

Revenue

The Company recorded revenues of $8,769,693 for the year ended November 30, 2014 versus $1,527,474 for the year ended November 30, 2013. In November 2013 the Company received FDA approval of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Subsequent to May 19, 2014 we no longer retained generic exclusivity of the 15 mg strength. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to seasonal fluctuations.

In the first half of 2014, we recognized licensing revenue of $5,805,847 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. We also recorded milestone revenue of $354,153 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor. In the second half of 2014 we recognized licensing revenue of $2,609,693 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement.

Research and Development

Expenditures for R&D for the year ended November 30, 2014 were $8,020,201 in comparison to $5,076,236 in the prior year, an increase of $2,943,965. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2014, we recorded $1,270,307 as expenses for stock options for R&D employees. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. In the prior year we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2014 were higher by $2,510,864 compared to the prior year. This increase over the prior year is due to increased expenses on furthering the development of several generic and NDA 505(b)(2) product candidates, an increase in the number of non-management employees, and salary increases for certain non-management employees.

In fiscal 2015, we expect to pursue possible financing alternatives, including potential partnering opportunities, in order to fund clinical trials on NDA 505(b)(2) product candidates. There can be no assurance that we will be able to obtain any such financing on terms or in amounts sufficient to meet our needs or at all.

Selling, General and Administrative

Selling, general and administrative expenses were $3,900,803 for the year ended November 30, 2014 in comparison to $2,873,091 for the year ended November 30, 2013, an increase of $1,027,712.  The increase is due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2014 were $1,749,046 in comparison to $1,313,082 in the prior year. In the year ended November 30, 2014, we recorded $478,300 as expenses for stock options compared to an expense of $316,676 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2014 were higher by $274,340 compared to the prior period primarily due to an increase in the number of management and non-management employees, and salary increases for certain non-management employees .

Administrative costs for the year ended November 30, 2014 were $1,651,790 in comparison to $1,078,441 in the prior year. The increase was due to higher expenditures in legal and accounting activities.

Marketing costs for the year ended November 30, 2014 were $418,472 in comparison to $388,889 in the prior year. There was no significant change in these expenses. This increase is primarily the result of higher travel expenditures related to business development activities.

Occupancy costs for the year ended November 30, 2014 were $81,495 in comparison to $92,679 in the prior year. The decrease is due to the weakness of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation

Depreciation expenses for the year ended November 30, 2014 were $381,385 in comparison to $396,814 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory and computer equipment during the year ended November 30, 2014.

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

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock. At issuance, the Company determined that these warrants were not considered indexed to the Company’s own stock and therefore were consequently considered to be a derivative liability. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As a result, for the year ended November 30, 2013, the Company recognized a fair value adjustment of derivative liability expense of $153,894.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the warrants are now considered indexed to the Company’s own stock and meet the criteria for prospective equity classification in ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital. As a result, for the year ended November 30, 2014, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and at issuance the Company’s functional currency was Canadian dollars. As a result, for the year ended November 30, 2013, the Company recognized a fair value adjustment of derivative liability expense of $8,168 in its statement of operations.

Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital. Consequently, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

Prior to the Company’s change in its functional currency, U.S. GAAP required the fair values of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP requires the reclassification of the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

Foreign Exchange Gain (Loss)

Foreign exchange gain was $10,896 for the year ended November 30, 2014 in comparison to a loss of $359,554 for the prior year. The foreign exchange gain for the year ended November 30, 2014 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0973 compared to $1.00 for C$1.0241 for prior year. Based on our fiscal year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.1440 at November 30, 2014 from $1.00 for C$1.0620 at November 30, 2013.

Interest Income

Interest income was $4,898 for the year ended November 30, 2014 in comparison to $2,839 for the year ended November 30, 2013, an increase of $2,059. For the year ended November 30, 2014 interest was higher largely due to a higher average amount of cash equivalents on hand during 2014 compared to 2013.

Interest Expense

Interest expense was $339,451 for the year ended November 30, 2014 in comparison to $314,896 for the year ended November 30, 2013, an increase of $24,555. This is primarily because the interest expense paid in 2014, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest rate of approximately 8%, was over a twelve month period in comparison to 2013 where the Debenture interest was over a ten month period.

Year Ended November 30, 2013 Compared to the Year Ended November 30, 2012

Revenue

The Company recorded revenues of $1,527,474 for the year ended November 30, 2013 versus $107,091 for 2012. In November 2013 the Company received FDA approval of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days of exclusivity of generic sales from the date of launch in the United States by our partner, Par. We recognized licensing revenue of $1,481,719, which is our licensing revenue from 12 days of commercial sales of 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. This revenue represented the first commercial generic sales of those strengths and may not be representative of post-launch sales. In 2013 we also accrued milestone revenue of $43,209 under the Par agreement tied to the achievement of our product being either the only generic in the market or if there is only one generic competitor. In 2013 we also recorded other incidental services revenue of $2,546 related to consulting services provided to other organizations regarding FDA standards. In 2011, additional strengths of generic Focalin XR® were added to the Par agreement. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development

Expenditures for R&D for the year ended November 30, 2013 were $5,076,236 in comparison to $5,992,417 in the prior year, a decrease of $916,181. These included spending for R&D activities as well as expenses on stock options as detailed below.

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

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture (which was to mature on January 1, 2015, was extended on October 1, 2014 to July 1, 2015), bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and the Company’s functional currency in fiscal 2013 was the Canadian dollar. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

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

Foreign Exchange Gain (Loss)

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

Interest Income

Interest income was $2,839 for the year ended November 30, 2013 in comparison to $20,691 for the year ended November 30, 2012, a decrease of $17,852. In the year ended November 30, 2013, interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense

Interest expense was $314,896 for the year ended November 30, 2013 in comparison to $63,406 for the year ended November 30, 2012, an increase of $251,490. On January 10, 2013 we issued the $1,500,000 Debenture, which accrued interest payable at 12% annually. Also, the Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and are accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We continued to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012. In the year ended November 30, 2014, the entire outstanding related party loan principal in the amount of $665,226 (C$736,685) was repaid and an interest payment of $48,545 (C$53,762) was made.

B.	Liquidity and Capital Resources

The Company had cash of $4,233,975 as at November 30, 2014 compared to $760,586 as at November 30, 2013 and compared to $497,016 as at November 30, 2012. The increase in cash during the year ended November 30, 2014 is mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, cash flows from financing activities which are mainly from our at-the-market financing and several warrant exercise, and partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2013 is mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and the decrease in purchases of production, laboratory and computer equipment, as noted below. The decrease in cash during the year ended November 30, 2012 is mainly a result of cash flows used in operating activities related to R&D activities and the purchase of production, laboratory and computer equipment due to the acceleration of product development activities, as noted below.

For the year ended November 30, 2014, net cash flows used in operating activities decreased to $1,714,913 as compared to net cash flows used in operating activities for the years ended November 30, 2013 and 2012 of $6,926,796 and $7,654,361, respectively. The November 30, 2014 decrease was due to the receipt of payment of

$8,465,466, relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par for the 15 and 30 mg strengths of the drug product for the year ended November 30, 2014, under the Par agreement. Also, in the year ended November 30, 2014, the Company received $395,835 under the Par agreement as a milestone payment tied to the achievement of our product being either the only generic in the market or having only one generic competitor, which was partially offset by increased R&D expenses, increased selling, general and administrative expenses, and payment of the outstanding salaries payable in the amount of $336,327 to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company.

Research and development costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2014, 2013, and 2012, R&D expense was $ 8,020,201, $5,076,236, and $5,992,417, respectively. For the years ended November 30, 2014, 2013, and 2012, R&D expense before stock option expense was $6,749,894, $4,239,030, and $4,487,356, respectively.

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

In fiscal year 2013 and 2012, the Company received C$300,000 in each year for the ITCs with the Ontario Ministry of Finance for research and development activities carried out during the fiscal years 2012 and 2011, respectively.

Net cash flows provided from financing activities for the year ended November 30, 2014 of $5,957,275 related principally from our at-the-market issuances of 1,689,500 common shares sold on NASDAQ for gross proceeds of $6,571,673 with net proceeds to us of $6,390,952. For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 related principally to the July 2013 underwritten public offering for gross proceeds of approximately $3.1 million, the March 2013 registered direct unit offering for gross proceeds of approximately $3.1 million, the January 2013 Debenture financing in the principal amount of $1.5 million, and warrant exercises, offset by issuance costs. For the year ended November 30, 2012, net cash flows provided from financing activities of $4,363,865 related principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, and warrant exercises, partially offset by issuance costs.

As at November 30, 2014, we had repaid the entire outstanding principal amount of a related party loan to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in accordance with the IPC Arrangement Agreement.

For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to the purchase of production and laboratory equipment For the year ended November 30, 2012, net cash flows used in investing activities of $1,036,092 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ending February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA and NDA 505(b)(2) product candidates. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such financing may come from proceeds of the Company’s at-the-market offering program, from sales of our generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

The Company received final approval from the FDA in November 2013 to launch generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We also believe that Teva launched their own 5 mg strength of generic Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength in May 2015, upon the expiry of the exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

As of February 23, 2015, we had a cash balance of $4.4 million, which we expect will fund our currently projected operations through May 2015. In order for us to continue operations at currently projected levels beyond May 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

The increase in expenses in 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our oxycodone and pregabalin 505(b)(2), and selected generic, product candidate development projects. For the 505(b)(2) product candidates, clinical trials beyond Phase I can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

Effective October 1, 2014, the January 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to July 1, 2015. The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2014, 2013 and 2012, R&D expense was $8,020,201, $5,076,236and $5,992,417, respectively.

D.	Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the expiry of the exclusivity period for the 15mg strength of dexmethylphenidate hydrochloride extended-release capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from dexmethylphenidate hydrochloride extended-release capsules. The net income in the second quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from dexmethylphenidate hydrochloride extended-release capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities. The higher net income in the first quarter of 2014 is attributed to the licensing revenue from dexmethylphenidate hydrochloride extended-release capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths under the Par agreement. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities. In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic(1)	Diluted(1)
	$	$	$	$
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 28, 2013	-	(1,340,133)	(0.07)	(0.07)

(1)	Quarterly per share amounts may not sum due to rounding.

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2014, the Company was not involved in any material unconsolidated SPE transactions.

F.	Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises which will expire in November 2015, with an option to extend the lease for five additional years on terms we currently believe to be favourable.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	668,069	668,069	-	-	-
Accrued liabilities	675,487	675,487	-	-	-
Capital lease	63,609	21,449	42,160	-	-
Operating lease	78,308	78,308	-	-	-
Related parties
Employee costs payable	181,204	181,204	-	-	-
Convertible debenture	1,603,983	1,603,983	-	-	-
Total contractual obligations	3,270,660	3,228,500	42,160	-	-

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director	Officer of the Company	None	September 2004
John Allport(2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director	Officer of the Company	None	September 2004
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Resverlogix Corp; Zenith Epigenetics Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead (1)(2) New Brunswick, Canada	Director	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the Company	None	N/A
Domenic Della Penna (3) Ontario, Canada	Chief Financial Officer	Officer of the Company since November 24, 2014; Chief Financial Officer (Interim) of Teva North America Generics from December 2013 to September 2014; Chief Financial Officer of Teva Canada Limited from December 2010 to September 2014; Chief Financial Officer of Timothy’s Coffees of the World from 2008-2010.	None	N/A

Notes:

1.	Member of the Audit Committee and Compensation Committee.

2.	Member of the Corporate Governance Committee.

3.	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014. Shameze Rampertab had served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014. Dr. Amina Odidi, the Company’s President and former Chief Financial Officer, carried out the functions of Chief Financial Officer from the date of Mr. Rampertab’s resignation until Mr. Della Penna was appointed as Chief Financial Officer.

Each of the foregoing individuals named in the above table has been engaged in the principal occupation set forth opposite his or her name during the past five years.

As of February 23, 2015, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,163,147 common shares, representing approximately 26.3% of the issued and outstanding common shares of the Company (and beneficially owned approximately 9,884,011 common shares representing 36.4%of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,997,751 common shares, representing approximately 25.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,006,115 common shares representing 34.0% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders will have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B.	Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. Several of these products are partnered. As of November 30, 2014, the Company had 46 full-time employees engaged in administration and research and development.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2014, November 30, 2013 and November 30, 2012 in respect of the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer, the former Chief Financial Officer and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2014 (“Named Executive Officers”).

Summary Compensation Table

Name and principal position	Year	Salary (U.S.$)(1)	Share-based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$) (4)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long-term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2014 2013 2012	581,965 509,716 454,912	N/A N/A N/A	99,615 368,832 701,741	182,299 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	775,202 890,266 1,168,730
Dr. Amina Odidi, President & Chief Operating Officer	2014 2013 2012	581,965 509,716 454,912	N/A N/A N/A	99,615 368,832 701,741	182,299 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	775,202 890,266 1,168,730
Shameze Rampertab, Former VP Finance & Chief Financial Officer(5)	2014 2013 2012	208,884 244,117 251,610	N/A N/A N/A	58,293 81,645 52,049	91,149 70,857 N/A	N/A N/A N/A	N/A N/A N/A	9,571 11,718 12,077	367,897 337,480 315,736
John Allport, VP Legal Affairs & Licensing	2014 2013 2012	132,167 141,588 145,934	N/A N/A N/A	99,615 68,922 589,411	91,149 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	333,869 222,227 747,422
Domenic Della Penna, Chief Financial Officer(6)	2014	5,222	N/A	34,573	N/A	N/A	N/A	342	40,137

Notes:

(1)	Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.9115 to C$1.00 (2013 – U.S.$ 0.9765; 2012 – U.S.$ 1.0064) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2014, 2013 and 2012 are as disclosed in the table. During the year ended November 30, 2014, the Company paid U.S. $336,327 in salary to Dr. Isa Odidi and Dr. Amina Odidi, related to years prior to 2010.

(2)	The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S. $3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)	Amount awarded at the discretion of the Board. This bonus was paid in the second quarter of 2014 and first quarter of 2012.

(4)	“All other compensation” includes car allowances and other miscellaneous benefits.

(5)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014.

(6)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S. $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Isa Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives

Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Amina Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs. The options are exercisable at a price of U.S.$3.62 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. As of the date hereof, 1,658,364 of these options have vested and are exercisable. These options were not granted under the Option Plan.

Shameze Rampertab had served as the Company’s Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014. The employment agreement with Mr. Rampertab, effective November 29, 2010 provided for Mr. Rampertab to receive a base salary of C$180,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The agreement provided for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vested as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement was extended and entitled Mr. Rampertab to receive a base salary of C$250,000, which is paid in Canadian dollars, per year, and a grant of 40,000 options, which vest 13,334 each year on February 16, 2013, 2014 and 2015. Mr. Rampertab’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Rampertab received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013. In March 2014, Mr. Rampertab received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2014.

The employment agreement with Domenic Della Penna, the Chief Financial Officer of the Company, effective November 24, 2014 entitles Mr. Della Penna to receive a base salary of C$275,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. If the agreement is terminated without cause, it requires payment to Mr. Della Penna based upon a formula that commences with the equivalent of approximately three months’ base salary and increases by approximately six weeks of base salary for every full year of service. If such termination without cause occurs within six months of a change of control of the Company that occurs after November 24, 2015, it requires payment to Mr. Della Penna based on a formula that commences with the equivalent of approximately thirteen months’ base salary and increases by approximately six weeks for every full year of service. Mr. Della Penna’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Della Penna was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 30, 2015, 2016 and 2017.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013. In March 2014, Mr. Allport received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one common share of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	$884,461	N/A	N/A
Dr. Isa Odidi	300,000 75,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$6,000 C$220,500 N/A	N/A N/A N/A	N/A N/A N/A
Dr. Amina Odidi	300,000 75,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$6,000 C$220,500 N/A	N/A N/A N/A	N/A N/A N/A
Shameze Rampertab(3)	60,000 40,000 25,000 25,000	C$2.62 C$3.27 C$1.81 C$4.29	Nov. 29, 2020 Feb. 16, 2017 Apr. 13, 2020 Feb. 28, 2019	C$39,600 C$4,000 C$36,750 N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
John Allport	250,000 25,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$2,500 C$36,750 N/A	N/A N/A N/A	N/A N/A N/A
Domenic Della Penna(4)	60,000	C$3.22	Nov. 30, 2024	C$3,600	N/A	N/A

Notes

(1)	These option-based awards are held jointly.

(2)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2014 (C$3.28 and $2.90, respectively) and multiplying the result by the number of common shares underlying an option.

(3)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014.

(4)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	C$4,750	N/A	Nil
Dr. Amina Odidi	C$4,750	N/A	Nil
Shameze Rampertab(2)	C$11,708	N/A	Nil
John Allport	C$4,750	N/A	Nil
Domenic Della Penna(3)	C$900	N/A	Nil

Notes

(1)	The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014.

(3)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

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

For a discussion of certain termination and change of control benefits under the employment agreement with the Named Executive Officer, Mr. Della Penna, see “Employment Agreements” above.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c) (1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	C$23,569	C$22,650	C$138,687	N/A	N/A	N/A	C$184,906
Kenneth Keirstead	C$56,969	N/A	C$138,687	N/A	N/A	N/A	C$195,656
Bahadur Madhani	C$62,563	N/A	C$138,687	N/A	N/A	N/A	C$201,250

Notes:

(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

(2)	Option-based awards for fiscal year 2014 were issued on March 13, 2014 and November 30, 2014.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 Nil	49,909 Nil Nil Nil Nil Nil	C$160,750 Nil Nil Nil Nil Nil
Kenneth Keirstead	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2014 (C$3.28) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2014.

(3)	The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2014 (C$3.28) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	C$4,688	Nil	Nil
Kenneth Keirstead	C$4,688	N/A	Nil
Bahadur Madhani	C$4,688	N/A	Nil

Notes:

(1)	The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)	The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company.  The premium payable by the Company for the period from October 25, 2014 to October 25, 2015 is $91,375.

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

Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006. He was a member of the advisory board of Quebecor Ontario and former Chairman of United Way of Toronto, former Chair of YMCA of Greater Toronto, former Chair of Nelson Mandela Children’s Fund Canada, current Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation. He was awarded membership in the Order of Canada in 2001. Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder. He is currently the Chair of YMCA Canada.

Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009. He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company. He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada. Dr. Smith currently serves as a director of Canadian Natural Resources Limited, Aston Hill Financial Inc., Resverlogix Corp, and Zenith Epigenetics Corp.

Pre-Approval Policies and Procedures

The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with United States generally accepted accounting principles) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.

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

The list of pre-approved services includes:

1.	Audit Services

•	Audits of the Company’s consolidated financial statements;

•	Statutory audits of the financial statements of the Company’s subsidiaries;

•	Reviews of the quarterly consolidated financial statements of the Company;

•	Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators; and

•	Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board or Chartered Professional Accountants of Canada), or other regulatory or standard setting bodies.

2.	Audit-Related Services

•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.	Tax Services

a. Compliance Services

•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company; and

•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b. Canadian & International Planning Services

•	Advice with respect to cross-border/transfer pricing tax issues;

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

•	Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

•	Assistance and advising on routine planning matters; and

•	Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c. Commodity Tax Services

•	Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;

•	Financial information systems design and implementation;

•	Appraisal or valuation services for financial reporting purposes;

•	Actuarial services for items recorded in the financial statements;

•	Internal audit outsourcing services;

•	Management functions;

•	Human resources;

•	Certain corporate finance and other services;

•	Legal services; and

•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2013 to November 30, 2014.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2014 for filing with the Canadian provincial securities commissions and the SEC.

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

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2014	November 30, 2013	November 30, 2012
Research Employees	35	30	29
Administrative Employees	11	8	8

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

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 23, 2015.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,997,751(1)	25.5%	2,763,940 300,000 75,000 50,000	$3.62 C$3.27 C$1.81 C$4.29	10/09/2016 16/02/2022 13/04/2020 28/02/2019	1,658,364 300,000 75,000 50,000	500,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,997,751(1)	25.5%	2,763,940 300,000 75,000 50,000	$3.62 C$3.27 C$1.81 C$4.29	10/09/2016 16/02/2022 13/04/2020 28/02/2019	1,658,364 300,000 75,000 50,000	500,000(3)	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.48%	250,000 25,000 50,000	C$3.27 C$1.81 C$4.29	16/02/2022 13/04/2020 28/02/2019	250,000 25,000 50,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.10%	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	50,347	N/A
				37,500 37,500	C$4.29 C$3.22	28/02/2019 30/11/2019	18,750 18.750

Kenneth Keirstead	Director of the Company	Nil	Nil	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	Nil	N/A
				37,500 37,500	C$4.29 C$3.22	28/02/2019 30/11/2019	18,750 18.750
Bahadur Madhani	Director of the Company	5,507	0.02%	10,000 5,000 25,000 25,000	C$2.88 C$2.88 C$3.25 C$1.81	22/10/2019 30/11/2016 30/11/2016 13/04/2020	10,000 5,000 25,000 25,000	N/A	Nil	N/A
				37,500 37,500	C$4.29 C$3.22	28/02/2019 30/11/2019	18,750 18.750
Dr. Patrick Yat	Vice-President Pharmaceutical Analysis and Chemistry of the Company	27,600	0.12%	50,000 15,000	C$3.82 C$1.81	24/05/2021 13/04/2020	50,000 15,000	N/A	N/A	Nil
Domenic Della Penna	Chief Financial Officer of the Company	Nil	Nil	60,000	C$3.22	30/11/2024	15,000	N/A	N/A	Nil
Totals		6,163,147	26.27%	4,483,940			3,220,864	500,000	50,347	Nil

Notes:

(1)	2,763,940 performance-based options held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust, 300,000 stock options held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)	On January 10, 2013, the Company completed a private placement financing of the Debenture in the aggregate principal amount of $1.5 million, which was originally due to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015.

(4)	Includes options exercisable within 60 days of the date of this filing.

As of February 23, 2015, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,163,147 common shares, representing approximately 26.2% of the issued common shares of the Company (and beneficially owned approximately 9,884,011 common shares representing 36.4% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof).

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

The 2,354,161 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at February 23, 2015. Of the options authorized for issuance under the Option Plan, a total of 1,970,100 have been issued, representing 8.3% of the shares issued and outstanding as of February 23, 2015. As of February 23, 2015, 85,000 options have been exercised under the Plan.

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

The 330,000 common shares that are currently authorized under the RSU Plan represent approximately 1.4% of the Company’s common shares issued and outstanding as at February 23, 2015. There are no RSUs outstanding as of February 23, 2015.

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

The 110,000 common shares that are currently authorized under the DSU Plan represent approximately 0.5% of the Company’s common shares issued and outstanding as at February 23, 2015. The total of 49,009 DSUs that have been authorized for issuance for the period ended November 30, 2014 represent common share rights that comprise approximately 0.2% of the common shares issued and outstanding as at February 23, 2015. As at February 23, 2015, 50,347 DSUs have been issued under the DSU Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

In March 2013 we completed a registered direct offering of units of common shares and warrants, in July 2013 we completed an underwritten public offering of units of common shares and warrants, and in November 2013 we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell our common shares, all of which resulted in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 28.0%) of our then-issued and outstanding common shares of the Company subsequent to the offering). As of the date of this annual report, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 5,997,751 common shares, representing approximately 25.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,006,115 common shares representing 34.0% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) We believe Tekla Capital Management LLC currently owns 2,184,000 common shares representing 9.3% of the issued and outstanding common shares as of the date of this annual report (and beneficially owned approximately 2,964,000 common shares representing 12.2% of our common shares including common shares issuable upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof). To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2014, there were a total of 352 holders of record of our common shares, of which 250 were registered with addresses in Canada holding in the aggregate approximately 30% of our outstanding common shares, 53 were registered with addresses in the United States holding in the aggregate approximately 70% of our outstanding common shares, and 49 were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.	Related Party Transactions

As at November 30, 2014, we had repaid an outstanding related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers. Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof was payable when payment was required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). In March 2014, we repaid the entire outstanding related party loan principal, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

In addition, on January 10, 2013, we completed a private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

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

Legal Proceedings and Regulatory Actions

From time to time we may be exposed to claims and legal actions in the normal course of business. As of the date of this annual report, we are not aware of any pending or threatened material litigation claims against us other than the ones described in the following paragraphs.

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

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against the Company for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against the Company for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although we cannot predict whether these discussions will result in a settlement.

Dividend Policy

The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by our board of directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as our board of directors may deem relevant.

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

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively. Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2014	5.18	1.94	5.77	2.14
2013	6.46	1.50	6.70	1.55
2012	3.82	1.88	3.55	1.81
2011	6.12	2.30	6.05	2.21
2010	5.05	1.41	5.36	1.50

Quarterly 2014 Fourth quarter Third quarter Second quarter First quarter	4.48 5.18 4.19 3.80	3.05 3.21 1.94 2.51	4.17 4.49 5.77 4.82	2.77 2.14 3.53 3.28
2013
Fourth quarter	6.46	1.63	6.70	1.72
Third quarter	3.72	1.50	3.84	1.55
Second quarter	2.23	1.57	2.35	1.60
First quarter	2.59	1.72	2.56	1.77
2012
Fourth quarter	3.16	1.88	3.17	1.81
Third quarter	3.49	2.40	3.54	2.49
Second quarter	3.19	2.64	3.38	2.51
First quarter	3.82	2.41	3.55	2.53
2011
Fourth quarter	3.50	2.66	3.59	2.43
Third quarter	4.35	2.50	4.20	2.21
Second quarter	5.25	2.87	5.04	2.76
First quarter	6.12	2.30	6.05	2.41
2010
Fourth quarter	3.26	2.11	3.35	2.20
Third quarter	3.30	2.05	3.39	2.15
Second quarter	5.05	1.45	5.36	1.50
First quarter	2.63	1.41	2.66	1.50

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
February 2015 (through to February 23, 2015)	2.90	2.08	3.30	2.68
January 2015	2.57	1.96	3.04	2.49
December 2014	2.94	2.21	3.33	2.58
November 2014	2.96	2.65	3.32	3.00
October 2014	3.13	2.52	3.51	2.90
September 2014	3.80	2.51	4.17	2.77
August 2014	2.67	1.94	2.98	2.14

Item 10.	Additional Information

A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2014, 23,456,611 common shares and no preference shares were issued and outstanding compared to 21,430,611 common and no preference shares issued and outstanding at December 1, 2013. As at February 23, 2015, there were 23,541,611 common shares and no preference shares issued and outstanding.

The reason for the increase in common shares issued was in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). As of the date of this annual report we have issued and sold 1,689,500 common shares with an aggregate offering price of $6,571,673 under the at-the-market program. Roth received compensation of $181,003 in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program.

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

Warrants

At November 30, 2014, an aggregate of 2,291,075 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.43 per common share. At February 23, 2015, an aggregate of 2,291,075 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.43 per common share.

Options

At November 30, 2014, an aggregate of 4,858,208 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.96 per common share. Up to 251,393 additional common shares are reserved for issuance under our stock option plan.

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	4,818,501	3.43	2.40	1.80	3,600,674	3.36	1.87
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	35,703	39.75	2.87	31.19	35,703	39.75	31.19
300.00 - 500.00	3,971	331.15	1.30	223.52	3,971	331.15	223.52
500.01 - 1,000.00	33	770.13	0.29	493.31	33	770.13	493.31
	4,858,208	3.96			3,640,381	4.09

As of February 23, 2015, there were 3,542,881 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $4.11 per common share. As at February 23, 2015, up to 384,061 additional common shares were reserved for issuance under our Option Plan.

Convertible Debenture

On January 10, 2013, we completed a private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

Deferred Share Units

At November 30, 2014, there were 49,009 DSUs issued to one non-management director. From November 30, 2014 to the date of this annual report, an additional 1,338 DSUs have been issued. At the date of this annual report, 59,653 additional DSUs are reserved for issuance under our DSU plan.

Restricted Share Units

At November 30, 2014, there were no RSUs issued. From November 30, 2014 to the date of this report, no RSUs have been issued. At the date of this report, 330,000 RSUs are reserved for issuance under our RSU Plan.

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

In January 2013, we completed a private placement financing of a Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015.. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

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

In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers’ transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by us. We currently plan to use any net proceeds from the at-the-market offering for general corporate purposes, including funding research, product development and other corporate development opportunities and to possibly fund costs and other expenses relating to our current leased facility or any additional space, and, although we have no present understanding, commitments or agreements to do so, potential acquisition of, or investment in, companies and technologies that complement our business. We are not required to sell shares under the equity distribution agreement. We will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. We have also agreed to reimburse Roth for certain expenses relating to the offering. As of the date of this annual report, we have issued and sold 1,689,500 common shares with an aggregate offering price of $6,571,673 under the at-the-market program. As a result, we may offer and sell our common shares with an aggregate purchase price of up to $10,228,327 pursuant to the at-the-market program. Roth received aggregate compensation of

$181,003 in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2014, share issuance costs of Nil were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2014, $811,887 of the share issuance costs has been recorded against the cost of the shares issued and recognized in capital stock.

On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the shelf prospectus, a shareholder’s’ percentage ownership will be diluted and our stock price could be adversely affected. As of the date of this annual report, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus and there can be no assurance that any securities will be sold under the Shelf Registration Statement or the shelf prospectus.

During the 12-month period ended November 30, 2014, warrants to purchase an aggregate of 288,500 common shares were exercised.

During the 12-month period ended November 30, 2014, 479,001 options were granted and 48,000 options were exercised.

Also during the 12-month period ended November 30, 2014, a total of 5,969 deferred share units were granted.

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

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities laws, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:

•	On November 21, 2005, the Company entered into the Par agreement pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, the Company owns the related ANDA, as approved by the FDA, and the Company retains the right to make and distribute all generic strengths of the product outside of the United States. Quarterly payments are payable by Par to the Company as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to the Company by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. The Company is responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, the Company now considers to be completed;

•	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application;

•	The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2014, no amount was outstanding. No at-the-market offering proceeds were used in payment of the promissory note; and

•	The Debenture dated January 10, 2013 for $1.5 million, which will (as extended) mature July 1, 2015 issued by the Company to Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company.

D.	Exchange Controls

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

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2014 taxable year and may not be a PFIC during our 2015 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2015 taxable year). Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

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

Payments to Foreign Financial Institutions

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that a 30% withholding tax may be imposed on payments of U.S. source income and proceeds from the sale of property that could give rise to U.S. source interest or dividends to certain non-U.S. entities unless such entities enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such entities, as well as certain other information relating to such interests.  U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2014	2013
	$	$

Total accounts receivable	1,011,133	1,475,745
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,011,133	1,475,745

Not past due	982,313	1,473,097
Past due for more than 31 days
but no more than 60 days	5,950	2,648
Past due for more than 91 days
but no more than 120 days	22,870	-
Total accounts receivable, net	1,011,133	1,475,745

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2014 and November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2014		November 30, 2013
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.1440		1.0620
	$	$	$	$

Assets
Cash	510,459	446,205	461,002	434,089
	510,459	446,205	461,002	434,089
Liabilities
Accounts payable	379,014	331,306	484,299	456,025
Employee cost payable	207,297	181,204	182,970	172,288
Capital lease	25,538	22,323	45,947	43,265
Due to related party	-	-	806,657	759,564
	611,849	534,833	1,519,873	1,431,142
Net exposure	(101,390)	(88,628)	(1,058,871)	(997,053)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2014:

				November 30, 2014
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	668,069	-	-	-	-	668,069
Accrued liabilities	675,487	-	-	-	-	675,487
Capital lease (note 9)	5,148	5,288	5,431	5,581	42,160	63,608
Related parties
Employee costs payable (Note 8)	181,204	-	-	-	-	181,204
Convertible debenture (Note 7)	44,353	44,353	1,515,277	-	-	1,603,983
	1,574,261	49,641	1,520,708	5,581	42,160	3,192,351

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

None.

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

Internal Control Over Financial Reporting

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2014. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2014.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2014. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as at November 30, 2014.

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

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2014, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.	Principal Accountant Fees and Services.

Our auditor is Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7. Deloitte is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

The aggregate amounts billed by our auditors to us for the years ended November 30, 2014 and 2013 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2014	2013
Audit Fees(1)	C$362,566	C$312,530
Audit-Related Fees(2)	50,290	-
Tax Fees(3)	27,298	40,237
Total Fees	C$440,154	C$352,767

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements and reviews of quarterly interim financial statements, and Form 20-F, Form F-3, base shelf prospectus activities and prospectus supplement activities.

(2)	Audit-related fees consist of consultation on accounting and disclosure matters.

(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2014 and 2013, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

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

Consolidated financial statements of

Intellipharmaceutics

International Inc.

November 30, 2014, 2013 and 2012

Intellipharmaceutics International Inc.

November 30, 2014, 2013 and 2012

Deloitte LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Intellipharmaceutics International Inc.

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2014 and November 30, 2013, and the consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intellipharmaceutics International Inc. as at November 30, 2014, November 30, 2013, and its financial performance and its cash flows for each of the years in the three-year period ended November 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and the accumulated deficit cast substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 23, 2015

Toronto, Canada

Intellipharmaceutics International Inc.

Consolidated balance sheets

As at November 30, 2014 and 2013

(Stated in U.S. dollars)

	2014	2013
	$	$
Assets
Current
Cash	4,233,975	760,586
Accounts receivable, net (Note 4)	1,011,133	1,475,745
Investment tax credits	324,986	179,551
Prepaid expenses, sundry and other assets	414,663	312,533
	5,984,757	2,728,415
Deferred offering costs (Note 10)	271,381	419,777
Property and equipment, net (Note 5)	1,618,897	1,231,309
	7,875,035	4,379,501
Liabilities
Current
Accounts payable	668,069	810,381
Accrued liabilities (Note 6)	675,487	669,321
Employee costs payable (Note 8)	181,204	508,616
Current portion of capital lease obligations (Note 9)	21,449	43,264
Due to related parties (Note 7)	-	759,564
Convertible debenture (Note 7)	1,377,302	2,105,406
	2,923,511	4,896,552
Capital lease obligations (Note 9)	42,160	-
Warrant liabilities (Note 14)	-	5,438,022
	2,965,671	10,334,574
Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 23,456,611 common shares (2013 - 21,430,611)	18,941,067	11,721,152
Additional paid-in capital	31,119,930	23,619,055
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(45,436,054)	(41,579,701)
	4,909,364	(5,955,073)
Contingencies (Note 16)
	7,875,035	4,379,501

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	2014	2013	2012
	$	$	$
Revenues
Licensing (Note 3)	8,415,540	1,481,719	-
Milestone	354,153	43,209	-
Research and development	-	-	107,091
Other incidental services	-	2,546	-
	8,769,693	1,527,474	107,091
Expenses
Research and development	8,020,201	5,076,236	5,992,417
Selling, general and administrative	3,900,803	2,873,091	3,672,313
Depreciation (Note 5)	381,385	396,814	452,303
Write-down on long lived assets (Note 5)	-	-	107,123
	12,302,389	8,346,141	10,224,156
Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)
Fair value adjustment of derivative liabilities (Note 7 and 14)	-	(3,889,683)	3,841,233
Financing expense (Note 10)	-	(115,056)	-
Net foreign exchange gain (loss)	10,896	(359,554)	181,682
Interest income	4,898	2,839	20,691
Interest expense	(339,451)	(314,896)	(63,406)
Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Other comprehensive income (loss)
Foreign exchange translation adjustment	-	524,431	(124,975)
Comprehensive loss	(3,856,353)	(10,970,586)	(6,261,840)
Loss per common share, basic and diluted	(0.17)	(0.58)	(0.36)
Weighted average number of common shares outstanding, basic and diluted	23,050,618	19,671,093	17,258,686

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of shareholders' equity (deficiency)

for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$
Balance, November 30, 2011	15,908,444	902,276	20,067,548	(115,035)	(23,947,819)	(3,093,030)

Issuance of common shares (Note 10)	1,818,182	5,000,000	-	-	-	5,000,000
Share issuance cost (Note 10)	-	(779,271)	-	-	-	(779,271)
Stock options to employees (Note 11)	-	-	2,251,325	-	-	2,251,325
Stock options to non-management board members (Note 11)	-	-	72,520	-	-	72,520
DSU's to non-management board members (Note 12)	-	-	36,727	-	-	36,727
Issuance of shares on exercise of cashless warrants (Note 14)	180,315	1,005,692	-	-	-	1,005,692
Other comprehensive loss (net of tax - $Nil)	-	-	-	(124,975)	-	(124,975)
Net loss	-	-	-	-	(6,136,865)	(6,136,865)
Cancellation on shares exchanged	(4)	-	-	-	-	-
	1,998,493	5,226,421	2,360,572	(124,975)	(6,136,865)	1,325,153

Balance, November 30, 2012	17,906,937	6,128,697	22,428,120	(240,010)	(30,084,684)	(1,767,877)
Issuance of common shares (Note 10)	3,315,000	5,460,892	-	-	-	5,460,892
Share issuance cost (Note 10)	-	(857,278)	-	-	-	(857,278)
Stock options to employees (Note 11)	-	-	1,017,908	-	-	1,017,908
Stock options to non-management board members (Note 11)	-	-	135,974	-	-	135,974
DSU's to non-management board members (Note 12)	-	-	39,547	-	-	39,547
Shares issued for options exercised (Note 11)	3,500	8,459	(2,494)	-	-	5,965
Issuance of shares on exercise of warrants (Note 14)	205,175	980,382	-	-	-	980,382
Other comprehensive gain (net of tax - $Nil)	-	-	-	524,431	-	524,431
Net loss	-	-	-	-	(11,495,017)	(11,495,017)
Cancellation on shares exchanged	(1)	-	-	-	-	-
	3,523,674	5,592,455	1,190,935	524,431	(11,495,017)	(4,187,196)

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 14)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 7)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 12)	-	-	20,807	-	-	20,807
Stock options to employees (Note 11)	-	-	1,748,607	-	-	1,748,607
Shares issued for options exercised (Note 11)	48,000	168,693	(51,709)	-	-	116,984
Proceeds from at-the-market financing (Note 10)	1,689,500	6,571,673	-	-	-	6,571,673
Share issuance cost (Note 10)	-	(811,887)	-	-	-	(811,887)
Issuance of shares on exercise of warrants (Note 14)	288,500	1,291,436	(510,216)	-	-	781,220
Adjustment of conversion option in convertible debenture (Note 7)	-	-	126,414	-	-	126,414
Net loss	-	-	-	-	(3,856,353)	(3,856,353)
	2,026,000	7,219,915	7,500,875	-	(3,856,353)	10,864,437

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of cash flows

for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	2014	2013	2012
	$	$	$

Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Items not affecting cash
Depreciation (Note 5)	381,385	396,814	452,303
Stock-based compensation (Note 11)	1,748,607	1,153,882	2,323,845
Deferred share units (Note 12)	20,807	39,547	36,727
Fair value adjustment of derivative liabilities (Note 7 and 14)	-	3,889,683	(3,841,233)
Write-down on long lived assets (Note 5)	-	-	107,123
Accreted interest (Note 7)	127,261	96,556	-
Unrealized foreign exchange loss (gain)	3,057	306,625	(145,724)
Change in non-cash operating assets & liabilities
Accounts receivable	464,611	(1,472,966)	605
Investment tax credits	(145,436)	106,744	96,264
Prepaid expenses, sundry and other assets	(102,130)	(181,402)	(10,206)
Accounts payable and accrued liabilities	(356,722)	232,738	(430,109)
Deferred revenue	-	-	(107,091)
Cash flows used in operating activities	(1,714,913)	(6,926,796)	(7,654,361)

Financing activities
Repayment of related party loans (Note 7)	(739,208)	-	-
Repayment of capital lease obligations	(53,557)	(49,989)	(44,364)
Issuance of shares on exercise of stock options (Note 11)	116,984	5,965	-
Issuance of common shares on at-the-market financing, gross (Note 10)	6,571,673	-	-
Proceeds from issuance of shares and warrants, gross (Note 10)	-	6,196,800	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	781,220	511,743	187,500
Proceeds from convertible debenture (Note 7)	-	1,500,000	-
Proceeds from issuance of shares, gross (Note 10)	-	-	5,000,000
Share issuance cost (Note 10)	(719,837)	(836,099)	(779,271)
Cash flows provided from financing activities	5,957,275	7,328,420	4,363,865

Investing activity
Purchase of property and equipment	(768,973)	(122,017)	(1,036,092)

Cash flows used in investing activities	(768,973)	(122,017)	(1,036,092)

Effect of foreign exchange (gain) loss on cash held in foreign currency	-	(16,037)	6,516

Increase (decrease) in cash and cash equivalents	3,473,389	263,570	(4,320,072)
Cash and cash equivalents, beginning of year	760,586	497,016	4,817,088

Cash and cash equivalents, end of year	4,233,975	760,586	497,016

Supplemental cash flow information
Interest paid	213,637	176,311	39,173
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

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

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next fiscal year. The Company has incurred losses from operations since inception and has reported losses of $3,856,353 for the year ended November 30, 2014 (November 30, 2013 - $11,495,017), and has an accumulated deficit of $45,436,054 as at November 30, 2014 (November 30, 2013 - $41,579,701). The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward. In the event that the Company does not obtain sufficient additional capital, casts substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities which are at higher than currently projected levels, the Company will likely require significant additional capital. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from the sales of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or other applicable regulatory agencies and it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of its research and development, the Company’s ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

1.	Nature of operations (Continued)

Going concern (continued)

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

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

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

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(d)	Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

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

The Company issued warrants as described in Notes 10 and 14. In the prior year the warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(h)	Convertible debenture

The Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

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

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized revenue of $354,153 (2013 - $43,209; 2012 – $Nil) upon achievement of the milestone.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(l)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(m)	Translation of foreign currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the Debenture is discussed in Note 3(g) and 3(h) above. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the year ended November 30, 2014, 2013 and 2012 was the U.S. dollar.

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

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of equity (deficiency).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(p)	Loss per share

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,149,283, 7,034,647 and 7,830,059 common shares of the Company during fiscal 2014, 2013, and 2012, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2014, 2013 and 2012 as the effect would be anti-dilutive.

(q)	Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(s)	Future Accounting pronouncements

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

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

On June 19, 2014, the FASB issued ASU 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

4.	Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2014 and November 30, 2013. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

5.	Property and equipment

		November 30, 2014
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	247,335	196,237	51,098
Computer software	119,151	99,027	20,124
Furniture and fixtures	126,690	98,406	28,284
Laboratory equipment	3,019,713	1,658,299	1,361,414
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	124,928	151,372
Computer equipment under capital lease	76,458	69,853	6,605
	5,007,769	3,388,872	1,618,897

		November 30, 2013
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	228,854	177,831	51,023
Computer software	113,862	79,603	34,259
Furniture and fixtures	126,690	91,335	35,355
Laboratory equipment	2,378,621	1,404,479	974,142
Leasehold improvements	1,111,731	1,087,083	24,648
Laboratory equipment under capital lease	202,584	100,138	102,446
Computer equipment under capital lease	76,458	67,022	9,436
	4,238,800	3,007,491	1,231,309

Depreciation for the year ended November 30, 2014 was $381,385 (2013 - $396,814; 2012 - $452,303).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2014, the Company recorded a $Nil write-down of long-lived assets (2013 - $Nil; 2012 – $107,123).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

6.	Accrued liabilities

	November 30, 2014	November 30, 2013
	$	$

Professional fees	349,957	468,986
Other	325,530	200,335
	675,487	669,321

7.	Due to related parties

Amounts due to the related parties were payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2014	November 30, 2013
	$	$
Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance (i) (2014 - C$Nil; 2013 - C$778,491)	-	733,042
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms(ii) (2014 - C$Nil; 2013 - $28,167)	-	26,522
	-	759,564

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly(iii)	1,377,302	2,105,406

(i)	Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended effective October 22, 2009 (“effective date”), to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013 (Note 10) and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2014, the entire outstanding related party loan principal in the amount of $665,226 (C$736,685) was repaid (2013 - $Nil; 2012 -$Nil) and interest payments of $48,545 (C$53,762) (2013 - $16,640; 2012 - $39,173) in respect of the Promissory Note was made by the Company in accordance with the terms of the IPC Arrangement Agreement.

(ii)	Note payable

During the year ended November 30, 2014, the note payable was repaid.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

7.	Due to related parties (continued)

(iii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing of the Debenture, which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using an imputed rate of interest.

Accreted interest expense during the year ended November 30, 2014 is $127,261 (2013 - $96,556; 2012 -$Nil), and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the year ended November 30, 2014 is $179,877 (2013 - $159,671; 2012 - $Nil), and has also been included in the consolidated statements of operations and comprehensive loss.

8.	Employee costs payable

As at November 30, 2014, the Company had $Nil (2013 - $336,327) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $181,204 (2013 - $172,289) for other amounts payable to certain employees. These balances are due on demand and therefore presented as current liabilities.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

9.	Lease obligations

The Company leases facilities under an operating lease which expires in November 2015, with an option to extend the lease for five additional years on terms the Company currently believe to be favourable. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2014:

Year ending November 30,	Capital Lease	Operating Lease
	$	$

2015	27,272	78,308
2016	27,272	-
2017	19,052	-
	73,596	78,308
Less: amounts representing interest at 14%	9,987	-
	63,609	78,308
Less: current portion	21,449	78,308
Balance, long-term portion	42,160	-

10.	Capital stock

Authorized, issued and outstanding

(a)	The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2014 the Company has 23,456,611 (2013 – 21,430,611) common shares issued and outstanding, and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,997,751 (2013 - 5,997,751) common shares or approximately 26% (2013 – 28%) of IPC.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding

(b)	In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in the statement of shareholders’ equity (deficiency).

(c)	In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $389,289 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,531 and were recorded in the consolidated statements of operations and comprehensive loss.

(d)	In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,350 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $467,989 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,525 and were recorded in the consolidated statements of operations and comprehensive loss.

(e)	In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.

An aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673 in the year ended November 30, 2014. No sales were made under the equity distribution agreement in the year ended November 30, 2013. Additional sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company is not required to sell shares under the equity distribution agreement. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering. The direct costs related to the facility were $419,777 and were recorded as deferred offering costs as at November 30, 2013. Additional direct costs related to the facility of $392,110 incurred in the year ended November 30, 2014 were recorded as share issuance costs against the cost of the shares issued and recognized in capital stock as at November 30, 2014.

(f)    Direct costs in the amount of $271,381 related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 were recorded as deferred financing costs as at November 30, 2014 and will be recorded as share issuance cost against future share offerings.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,345,661 based on the number of issued and outstanding common shares as at November 30, 2014. As at November 30, 2014, 2,094,268 options are outstanding and there were 251,393 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,658,364 performance-based stock options have been vested as of November 30, 2014. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. These options were outstanding as at November 30, 2014.

As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.

In the year ended November 30, 2014, 479,001 (2013 – 391,000) stock options were granted to management, directors and employees.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options (continued)

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30, 2014	November 30, 2013
Volatility	55.0%	64.0%
Risk-free interest rate	1.45%	1.00%
Expected life (in years)	5.60	7.00
Dividend yield	-	-
The weighted average grant date fair value per options granted	$2.10	$1.05

Details of stock option transactions are as follows:

	November 30, 2014			November 30, 2013			November 30, 2012
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	4,455,072	3.97	2.21	4,139,059	4.86	2.76	3,216,954	5.33	2.82
Granted	479,001	3.86	2.10	391,000	1.81	1.05	955,000	3.27	2.51
Exercised	(48,000)	2.45	1.07	(3,500)	1.81	0.09	-	-	-
Forfeiture	(27,832)	-	-	(67,000)	-	-	(32,862)	-	-
Expired	(33)	709.18	709.18	(4,487)	654.48	403.93	(33)	69.74	53.82
Balance at end of period	4,858,208	3.96	2.21	4,455,072	3.97	2.21	4,139,059	4.86	2.76

Options exercisable, end of year	3,640,381	4.09	2.40	3,321,830	4.09	2.41	2,286,589	5.94	3.55

As of November 30, 2014, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options (continued)

			Options outstanding				Options exercisable
Exercise price			Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
				$		$		$	$

	Under	2.50	-	-	-	-	-	-	-
2.51	-	5.00	4,818,501	3.43	2.40	1.80	3,600,674	3.36	1.87
5.01	-	10.00	-	-	-	-	-	-	-
10.01	-	100.00	35,703	39.75	2.87	31.19	35,703	39.75	31.19
300.00	-	500.00	3,971	331.15	1.30	223.52	3,971	331.15	223.52
500.01	-	1,000.00	33	770.13	0.29	493.31	33	770.13	493.31
			4,858,208	3.96			3,640,381	4.09

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2014 is approximately $2,482,528 (2013 - $1,771,200). During the year ended November 30, 2013, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended November 30, 2013.

For the year ended November 30, 2014, 48,000 options were exercised for a cash consideration of $116,984. For the year ended November 30, 2013, 3,500 options were exercised for a cash consideration of $5,965 and for the year ended November 30, 2012, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Research and development	1,270,307	837,206	1,505,061
Selling, general and administrative	478,300	316,676	818,784
	1,748,607	1,153,882	2,323,845

The Company has estimated its stock option forfeitures to be approximately 3% at November 30, 2014 (2013 - $Nil; 2012 - $Nil).

12.	Deferred share units

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

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

12.	Deferred share units (continued)

During the year ended November 30, 2014, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2014, 49,009 DSUs are outstanding and 60,991 DSUs are available for grant under the DSU Plan.

	November 30, 2014		November 30, 2013		November 30, 2012
	$	shares	$	shares	$	shares

Additional paid in capital	20,807	5,968	39,547	20,591	36,727	12,199
Accrued liability	3,759	1,338	9,181	2,325	9,688	4,611

13.	Restricted share units

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

All the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was the Canadian dollar. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

14.	Warrants (continued)

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

Effective December 1, 2013, the Company changed its functional currency to the U.S dollar such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.

The following table provides information on the 5,879,300 warrants outstanding and exercisable as of November 30, 2014:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

Series A Warrants	2.50	3,285,000	February 1, 2016	1,642,500
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		5,879,300		2,291,075

During the year ended November 30, 2014, there were cash exercises in respect of 481,000 warrants (2013 – 770,700) and no cashless exercise (2013 – Nil) of warrants, resulting in the issuance of 288,500 (2013 – 205,175) and Nil (2013 – Nil) common shares, respectively. For the warrants exercised the Company recorded a charge to capital stock of $1,291,436 (2013- $980,382) comprised of proceeds of $781,220 (2013 - $980,382) and the associated amount of $510,216 (2013 - Nil) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	Series A Warrants	Placement Agent Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2013	3,670,000	96,000	1,724,300	870,000	6,360,300
Issued	-	-	-	-	-
Exercised	(385,000)	(96,000)	-	-	(481,000)
Expired	-	-	-	-	-
Outstanding, November 30, 2014	3,285,000	-	1,724,300	870,000	5,879,300

	Series A Warrants	Series B Warrants	Placement Agent Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2012	3,720,000	3,470,000	96,000	-	-	7,286,000
Issued	-	-	-	1,815,000	1,500,000	3,315,000
Exercised	(50,000)	-	-	(90,700)	(630,000)	(770,700)
Expired	-	(3,470,000)	-	-	-	(3,470,000)
Outstanding, November 30, 2013	3,670,000	-	96,000	1,724,300	870,000	6,360,300

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

14.	Warrants (continued)

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Accordingly, using the Black-Scholes Option Pricing Model, the fair market value of the warrants are as follows:

	November 30, 2014	November 30, 2013
	$	$

Series B Warrants	-	-
Placement Agent Warrants	-	112,550
Series A Warrants	-	3,790,736
March 2013 Warrants	-	1,040,788
July 2013 Warrants	-	493,948
	-	5,438,022

Using the following assumptions as of November 30, 2013:

Warrant	Number outstanding	Volatility	Risk-free rate	Expected life
		%	%	years
Placement Agent Warrants	96,000	86.51	0.12	0.2
Series A Warrants	3,670,000	67.93	0.12	2.2
March 2013 Warrants	1,724,300	54.84	0.64	4.3
July 2013 Warrants	870,000	55.51	0.64	4.7

The change in the fair value of the warrants from the previously recorded amount to November 30, 2014 amounting to Nil (2013 - loss of $3,356,534; 2012 – gain of $3,841,233) has been recorded as a fair value adjustment of derivative liability in the consolidated statements of operations and comprehensive loss.

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

15.	Income taxes (continued)

	November 30, 2014	November 30, 2013	November 30, 2012
	%	%	%

Statutory income tax rate	26.5	26.5	27.0

	$	$	$

Statutory income tax recovery	(1,021,934)	(3,046,180)	(1,632,406)
Increase (decrease) in income taxes
Non-deductible expenses/ non-taxable income	417,879	1,446,008	(399,748)
Change in valuation allowance	(995,957)	1,248,045	3,217,198
Difference in net income before taxes between Canadian and U.S dollar	160,316	-	-
Investment tax credit	(9,114)	(164,308)	(561,988)
Financing costs booked to equity	(208,271)	(307,262)	-
Ontario tax rate change	-	-	(420,990)
Foreign exchange change	985,544	746,667	(230,695)
True up of tax returns	82,939	77,030	28,629
Tax loss expired, etc.	588,598	-	-
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	6,528,099	6,831,991	6,031,917
Book and tax basis differences on assets and liabilities	1,006,667	992,378	773,590
Other	47,180	37,136	17,590
Ontario harmonization tax credit	371,160	399,831	427,355
Investment tax credit	2,327,722	2,324,856	2,089,238
Undeducted research and development expenditures	2,183,486	2,180,640	2,179,097
	12,464,314	12,766,832	11,518,787
Valuation allowances for deferred tax assets	(12,464,314)	(12,766,832)	(11,518,787)
Net deferred tax assets	-	-	-

At November 30, 2014, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

15.	Income taxes (continued)

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2015	(309,404)
2025	(476,656)
2026	-
2027	(1,274,199)
2028	(750,084)
2029	(554,905)
2030	(3,369,225)
2031	(5,287,252)
2032	(5,424,702)
2033	(4,714,446)
2034	(2,394,256)
(24,555,129)

United States Federal income tax losses expiring in the year ended November 30,
$

2024	12,542
2025	16,234
2026	34,523
2032	5,312
68,611

At November 30, 2014, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $10,215,000 (2013 - $10,310,000) which can be carried forward indefinitely.

At November 30, 2014, the Company had approximately $371,000 (2013 - $400,000) of Ontario harmonization credits, which will expire in the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2014, the Company had approximately $2,328,000 (November 30, 2013 - 2,325,000) of unclaimed ITCs which expire from 2025 to 2033. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2014 or November 30, 2013.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2007 to 2014 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2014, 2013 and 2012 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2014 and 2013.

The Company had no unrecognized tax benefits in 2014, 2013 and 2012, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2014, and continuing as at February 23, 2015 there were no material pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

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

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although we cannot predict whether these discussions will result in a settlement.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

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

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of November 30, 2014 and November 30, 2013:

			November 30, 2013
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Convertible debt[1]	728,950	-	-	728,950
(b) Warrant liabilities[2]	5,438,022	-	-	5,438,022
	6,166,972	-	-	6,166,972

(1) Conversion options are included in the convertible debenture on the consolidated balance sheet.

(2) Warrant liabilities are included on the consolidated balance sheet.

The key unobservable inputs related to valuing the conversion option and warrant liabilities are as follows:

Quantitative information about Level 3 Fair Value Measurements
	Fair value at November 30, 2013	Valuation Techniques	Unobservable Input	Range
	$
Conversion option	728,950	Black-Scholes	Discount rate		0.12%
			Volatility		64.6%

Warrant liabilities	5,438,022	Black-Scholes	Discount rate	0.12%	-	0.64%
			comparable annualized volatility(i)	54%	-	87%

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years.

(ii)	The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or an decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.

Reconciliation of Level 3 fair value measurements:

		November 30, 2014
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972

Transfer out from level 3(a)	(728,950)	(5,438,022)	(6,166,972)
Closing balance	-	-	-

		November 30, 2013
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	-	1,960,893	1,960,893
Total gains or losses:
- in net loss(b)	533,149	3,356,534	3,889,683
- translation adjustment	(24,299)	(449,224)	(473,523)
Additions	220,100	735,908	956,008
Exercise	-	(166,089)	(166,089)
Closing balance	728,950	5,438,022	6,166,972

(a)	As discussed in Note 7 and 14, the conversion option value of $728,950 and the warrant value of $5,438,022 at December 1, 2013 were reclassified to additional paid-in capital due to the change in functional currency.

(b)	The total net loss related to the conversion option and warrant liability has been recorded under fair value adjustment derivative liabilities on the consolidated statements of operations and comprehensive loss.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2014		November 30, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Due to related parties(iii)	-	-	759,564	515,130
Convertible debt(iii)	1,377,302	1,379,808	1,376,456	1,290,683

(iii)     The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable and employee cost payable approximates their fair values because of the short-term nature of these instruments.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2014	November 30, 2013
	$	$

Total accounts receivable	1,011,133	1,475,745
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,011,133	1,475,745

Not past due	982,313	1,473,097
Past due for more than 31 days but no more than 60 days	5,950	2,648
Past due for more than 91 days but no more than 120 days	22,870	-
Total accounts receivable, net	1,011,133	1,475,745

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2014 and November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)	Foreign exchange risk (continued)

	November 30, 2014		November 30, 2013
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.1440		1.0620
	$	$	$	$

Assets
Cash	510,459	446,205	461,002	434,089
	510,459	446,205	461,002	434,089
Liabilities
Accounts payable	379,014	331,306	484,299	456,025
Employee cost payable	207,297	181,204	182,970	172,288
Capital lease	25,538	22,323	45,947	43,265
Due to related party	-	-	806,657	759,564
	611,849	534,833	1,519,873	1,431,142
Net exposure	(101,390)	(88,628)	(1,058,871)	(997,053)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2014:

					November 30, 2014
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	668,069	-	-	-	-	668,069
Accrued liabilities	675,487	-	-	-	-	675,487
Capital lease (note 9)	5,148	5,288	5,431	5,581	42,160	63,608
Related parties
Employee costs payable (Note 8)	181,204	-	-	-	-	181,204
Convertible debenture (Note 7)	44,353	44,353	1,515,277	-	-	1,603,983
	1,574,261	49,641	1,520,708	5,581	42,160	3,192,351

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Revenue
United States	8,769,693	1,527,474	107,091
	8,769,693	1,527,474	107,091

Total assets
Canada	7,875,035	4,379,501	2,474,878

Total property and equipment
Canada	1,618,897	1,231,309	1,535,703

 Item 19.       Exhibits

EXHIBIT INDEX

Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(5)
1.2	By-laws of the Company	(5)
4.1	IPC Arrangement Agreement	(5)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(5)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company	(5)
4.51	Securities purchase agreement for February 1, 2011 private placement	(4)
4.52	Registration rights agreement for February 1, 2011 private placement	(4)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(4)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(6)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54	(6)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(3)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(3)
4.58	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013	(7)
4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.58)	(7)
4.6	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 4.58)	(7)
4.61	Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013	(8)
4.62	Form of Warrants	(8)
4.63	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013	(9)
4.64 (†)	License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013	(2)
4.65	Fifth Amendment to Lease Agreement dated November 28, 2014 between Finley W. McLachlan Properties Inc. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada	(1)
4.66	Extension of Debenture Maturity Date dated October 1, 2014 to that certain12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(5)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Public Accounting Firm	(1)
101	XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2014, formatted in XBRL:	(1) (10)
	(i) Consolidated balance sheets as at November 30, 2014 and 2013
	(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2014, 2013 and 2012
	(iii) Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2014, 2013 and 2012
	(iv) Consolidated statements of cash flows for the years ended November 30, 2014, 2013 and 2012
	(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2014.
(2)	Incorporated herein by reference to the Company’s Amendment No. 1 on Form 20-F/A for the fiscal year ended November 30, 2013, as filed on April 4, 2014.
(3)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2013 as filed on February 18, 2014.
(4)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013.
(5)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

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

(9)                 Incorporated herein by reference to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013.

(10)	XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

† Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Domenic Della Penna

Domenic Della Penna
Chief Financial Officer (Principal Financial Officer),
Intellipharmaceutics International Inc.
February 26, 2015