Form 20-F
period 2015-11-30
Intellipharmaceutics International Inc.
filed 2016-03-21
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2015

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

As of November 30, 2015, the registrant had 24,244,050 common shares outstanding.

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

Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the
U.S. GAAP [X]	International Accounting Standards Board [_]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_] No [X]

TABLE OF CONTENTS

i

ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits (“ITCs”). Other factors that could cause actual results to differ materially include, but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
•	our selection and licensing of products and product candidates;
•	our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	delays that may be caused by changing regulatory requirements;
•	the difficulty in predicting the timing of regulatory approval and launch of competitive products;

•	the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
•	the inability to forecast wholesaler demand and/or wholesaler buying patterns;
•	the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
•	the timing and amount of insurance reimbursement for our products;
•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the availability and pricing of third-party sourced products and materials;
•	difficulties or delays in manufacturing;
•	the manufacturing capacity of third-party manufacturers that we may use for our products;
•	the successful compliance with United States Food and Drug Administration (“FDA”), Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses;
•	difficulties, delays or changes in the FDA approval process or test criteria for abbreviated new drug applications (“ANDAs”) and new drug applications (“NDAs”);
•	risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
•	risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

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

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. In this annual report, we refer to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and senior management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable
A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2015, 2014, 2013, 2012 and 2011. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

(in thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2015	As at and for the year ended November 30, 2014	As at and for the year ended November 30, 2013	As at and for the year ended November 30, 2012	As at and for the year ended November 30, 2011
Revenue	4,094	8,770	1,527	107	502
Loss for the period	(7,436)	(3,856)	(11,495)	(6,137)	(4,880)
Total assets	5,224	7,875	4,380	2,475	6,247
Total liabilities	5,362	2,966	10,335	4,243	9,340
Net assets	(138)	4,909	(5,955)	(1,768)	(3,093)
Capital stock	21,481	18,941	11,721	6,129	902
Loss per share - basic and diluted	(0.31)	(0.17)	(0.58)	(0.36)	(0.33)
Dividends	NIL	Nil	Nil	Nil	Nil
Weighted average common shares	23,768	23,051	19,671	17,259	14,994

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2011, 2012, 2013, 2014 and 2015. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2011	1.0123
2012	0.9977
2013	1.0241
2014	0.9115
2015	0.7934

The following table sets forth the high and low exchange rates for each month during the previous six months.

	LOW	HIGH
September 2015	0.7455	0.7606
October 2015	0.7552	0.7750
November 2015	0.7485	0.7637
December 2015	0.7148	0.7485
January 2016	0.6854	0.7159
February 2016	0.7123	0.7395
March 2016 (through March 16, 2016)	0.7425	0.7567

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada. At March 16, 2016, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.7621.

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

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2015, we had a cash balance of $1.8 million. As of March 16, 2016, our cash balance was $0.3 million, which we expect will fund our currently projected operations through March 2016. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any research and development (“R&D”) activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of our at-the-market offering program (see “Share Capital – Prior Sales”, in Item 10, below for a further description of our at-the-market offering program), and from potential partnering opportunities. In the near term, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2016. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The increase in expenses in 2015 and 2014 relative to 2013 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding. Effective October 1, 2014, the January 1, 2015 maturity date for the debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi (the “Debenture”) was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity was further extended to July 1, 2016. The Company currently expects to repay this amount from then available cash on or about July 1, 2016. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”), or NDAs at all or in time to competitively market our products or product candidates.

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

We have incurred net losses from inception through November 30, 2015 and had an accumulated deficit of $52.9 million as of such date and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) were enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2015 and 2016, respectively, the user fee rates are $58,730 and $76,030 for new ANDAs, $29,370 and $38,020 for “Prior Approval Supplements,” and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2015 and 2016, there is also an annual facility user fee of $262,717 and $258,905, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

Successful development of our product candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements or guidelines for the demonstration of bioequivalence;
•	for NDA candidates, a product may not demonstrate acceptable large-scale clinical trial results, even though it demonstrated positive preclinical or initial clinical trial results;
•	for NDA candidates, a product may not be effective in treating a specified condition or illness;
•	a product may have harmful side effects on humans;
•	products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;
•	changes in the approval process of the FDA or other regulatory bodies during the development period or changes in regulatory review for each submitted product application may also cause delays in the approval or result in rejection of an application;
•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;
•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and
•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

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

Near-term revenue depends significantly on the success of our first filed ANDA (“lead”) product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release).

We have invested significant time and effort in the development of our lead ANDA product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which received final FDA approval for the 15 and 30 mg strengths in November 2013. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our development partner, Par Pharmaceutical, Inc. (“Par”). Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated that we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the Company announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. Teva launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

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

Our business and operations are increasingly dependent on information technology and accordingly we would suffer in the event of computer system failures, cyber-attacks or a deficiency in cyber-security.

Our internal computer systems, and those of a current and/or future drug development or commercialization partner of ours, may be vulnerable to damage from cyber-attacks, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions have increased. If such an event were to occur and cause interruptions in our operations or those of a drug development or commercialization partner, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be adversely affected.

Our business can be impacted by wholesaler buying patterns, increased generic competition and, to a lesser extent, seasonal fluctuations, which may cause our operating results to fluctuate.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonal fluctuations (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

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

We are exposed to risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

If our third-party commercialization partners, from whom we receive revenues, are unable or unwilling to supply necessary or sufficient documentation to support the revenue numbers in our financial statements in a timely manner to the satisfaction of our auditors, this may lead to delays in the timely publication of our financial results, our ability to obtain an auditor’s report on our financial statements and the possible inability of the Company to access the financial markets during the time our results remain unpublished.

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

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 23.53% of our issued and outstanding common shares as of March 16, 2016 (and collectively beneficially owned in the aggregate approximately 32.8% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the Debenture held by Drs. Amina and Isa Odidi that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

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

Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily RexistaTM Oxycodone XR (abuse deterrent oxycodone hydrochloride) product, the prices at which such of our products are sold and the revenues we may receive could be reduced.

Our revenues and profits from generic pharmaceutical products typically decline as a result of competition, both from other pharmaceutical companies and as a result of increased governmental pricing pressure.

Our generic drugs face intense competition. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic producers based in China and India) receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of new companies selling such product and the timing of their approvals.

Furthermore, brand pharmaceutical companies continue to defend their products vigorously. For example, brand companies often sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market. Brand companies may seek to delay introductions of generic equivalents through a variety of commercial and regulatory tactics. These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether.

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

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

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

As of March 16, 2016, we had approximately 24.5 million common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144. In addition, in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). As of March 16, 2016 we have issued and sold 2,375,266 common shares with an aggregate offering price of $8,305,882 under the at-the-market program. We may offer and sell our common shares with an aggregate purchase price of up to $8,494,119 pursuant to the at-the-market program. Roth Capital Partners, LLC (“Roth”) received compensation of $229,214 in connection with such sales.

On June 4, 2014, the Company’s most recent registration statement on Form F-3 was declared effective by the United States Securities and Exchange Commission (“SEC”) (the “Shelf Registration Statement”), and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of March 16, 2016, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than the sale since June 4, 2014 of 737,098 common shares under the Company’s at-the-market program referred to above and the issuance of 337,500 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

As of March 16, 2016, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 6.2 million common shares. To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

We may need to issue substantial amounts of common shares in the future. In this regard, in November 2013, we entered into an at-the-market program pursuant to which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares on NASDAQ or otherwise. As of March 16, 2016, we have issued and sold 2,426,598 common shares with an aggregate offering price of $8,414,542 under the at-the-market program. We may offer and sell our common shares with an aggregate purchase price of up to $8,385,459 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.

On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US $100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of March 16, 2016, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than the sale since June 4, 2014 of 737,098 common shares under the Company’s at-the-market program referred to above and the issuance of 337,500 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2015 taxable year and will not likely be a PFIC during our 2016 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2016 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

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

For the years ended November 30, 2015, 2014 and 2013, we spent a total of $7,247,473, $8,020,201, and $5,076,236, respectively, on research and development. Over the past three fiscal years and up to March 16, 2016, we have raised approximately $16,111,341 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B.	Business Overview

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in February 2016 of our ANDA for levetiracetam extended release tablets for the 500 mg and 750 mg strengths. Our newly approved product is the generic equivalent of the branded product Keppra XR ® sold in the United States by UCB, Inc. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are actively exploring the best approach to maximize the commercial returns from the new approval.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par.

Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. The only strengths affected were 5 mg, 10 mg, 20 mg and 40 mg, not the already-approved 15 mg and 30 mg strengths now in the market. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. Teva Pharmaceuticals USA, Inc. (“Teva”) launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. In February 2015, we announced that we had entered into an agreement with Teva by which we had granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. The agreement contemplated the FDA granting regulatory approval by a date certain, which did not occur, and the agreement has been terminated subsequent to year-end. The Company is in discussions with Teva concerning an alternate product candidate. There can, however, be no assurance that an acceptable alternate product candidate, or any terms relating thereto, will be agreed upon.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs and one ANDS that are pending FDA and Health Canada approval, respectively.

Our Strategy

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its R&D emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The technology that is central to our abuse deterrent formulation of Rexista™ Oxycodone XR is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product. In addition, our Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology was introduced to enhance our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) product candidate. The PODRAS™ delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected.

We intend to apply the nPODDDS™ and PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

•	For existing controlled-release (once-a-day) products whose APIs are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.
•	For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.
•	Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We intend to apply the nPODDDS™ and PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) that could benefit from abuse deterrent and/or overdose prevention properties.

The Hypermatrix™ Family of Technologies

Our platform of HypermatrixTM drug delivery technologies include, but are not limited to, IntelliFoamTM, IntelliGITransporterTM, IntelliMatrixTM, IntelliOsmoticsTM, IntelliPasteTM, IntelliPelletsTM, IntelliShuttleTM, nPODDDSTM and PODRAS™. Some of their key attributes are described below.

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

The technology platform in our formulation of Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride), the nPODDDS™ Point of Divergence Drug Delivery System, is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

PODRAS™ (Paradoxical OverDose Resistance Activating System)

Our PODRAS™ Paradoxical OverDose Resistance Activating System delivery technology was introduced to enhance our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) product candidate. The PODRAS™ delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We intend to apply the nPODDDS™ and PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$768	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$168	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$794	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$352	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1,346	Intellipharmaceutics

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA and ANDS applications for commercialization approval for 5 strengths under review by FDA and Health Canada	ANDA ANDS	$1,316	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$523	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$872	Intellipharmaceutics
Trazodone hydrochloride extended release tablets	Oleptro®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$283	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application expected to be filed within 6 months	NDA 505(b)(2)	$2,315	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$3,923	Intellipharmaceutics

Notes:

(1)	There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.
(2)	Represents sales for all strengths for the 12 months ended December 2015 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.
(3)	For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into a license and commercialization agreement with Par (as amended, the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly payments are payable by Par to us as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against us and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware. In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and we may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® capsules prior to receiving final approval. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, we announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that our tentatively-approved strengths of generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. Teva launched its own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

For discussion of the seasonality of sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, see the section entitled “A. Operating Results” under “Item 5. Operating and Financial Review and Prospects”.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 mg and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. According to Symphony Health Solutions, sales in the United States for the 12 months ended December 2015 of the 500 mg and 750 mg strengths of Keppra XR® and all generic equivalents were approximately $168 million (in TRx MBS Dollars).We are actively exploring the best approach to maximize the commercial returns from the new approval.

Rexista™ Oxycodone XR (Abuse Deterrent Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release product candidate, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ Oxycodone XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Rexista™ Oxycodone XR formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye acts as a deterrent if abused orally or via the intra-nasal route.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90% confidence interval of 80 to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our Investigational New Drug Application (“IND”) submission for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the United States by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Rexista™ Oxycodone XR to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Rexista™ Oxycodone XR. The FDA notification is significant as it provides a basis for an accelerated development plan for our Rexista™ Oxycodone XR product candidate, without the need for more costly and time consuming Phase III studies. We are continuing to work towards satisfying the requirements to file an NDA for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets with the FDA and plan to complete this filing within the next six months, although there can be no assurances that we will be successful in filing an NDA for Rexista™ Oxycodone XR in six months’ time.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ Oxycodone XR suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The FDA reviewed our request for Fast Track designation for our abuse deterrent Rexista™ Oxycodone XR extended-release tablets development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products may, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance that we will, as a result of the Fast Track designation for Rexista™ Oxycodone XR, experience a faster development process or review, compared to conventional FDA standards, that our Rexista™ Oxycodone XR product candidate will be approved at all, or that it will ever be successfully commercialized.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

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

MANUFACTURING

We have internal manufacturing capabilities consisting of current Good Laboratory Practices (“cGLP”) research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto. Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that our Toronto, Canada manufacturing facility at 30 Worcester Road had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased warehouse and office property at 22 Worcester Road property (see “D. Property, Plant and Equipment”, below for a further description of our facilities), we would request that the FDA and Health Canada inspect this property for compliance with cGLP.

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

Patents which relate to and protect various aspects of our HypermatrixTM family of drug delivery technologies include the following United States, Japanese, Indian, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A.	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A.	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A.	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	Jan 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
India	Feb 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	May 26, 2015	2,579,382	Controlled Release Delivery Device
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	Drug Delivery Device
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2015 and 2016, respectively, the user fee rates are $58,730 and $76,030 for new ANDAs, $29,370 and $38,020 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal years 2015 and 2016, there is also an annual facility user fee of $262,717 and $258,905, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire, except in certain circumstances. In particular, if the applicant believes it will not infringe the patents, it can make what is referred to as a Paragraph IV patent certification to the owner of the branded drug and to the holder of patents on the drug for which a generic drug approval is being sought. In that case, the owner of the branded drug or the holder of the patents may commence patent infringement litigation. In such a case, the FDA is empowered to approve the pending ANDA after 30 months from the commencement of such litigation, unless within such 30 month period the drug product covered by the ANDA is found by a court to infringe such patents. In that case, approval of the ANDA may be delayed until the patents expire, or a settlement among the parties is concluded. Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products are entitled to market their approved products six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit. A company having FDA approval and permission from the original brand owner is able to market an authorized generic at any time. The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first applicant amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or the first applicant fails to obtain tentative approval within 30 months after the date filed, unless failure is due to a change in review requirements. The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug. The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA. There can be no assurance that the FDA would accede to such a request if made.

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

Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an ANDS. In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

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

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of March 16, 2016.

D.	Property, Plant and Equipment

For approximately ten years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we leased in the year ended November 30, 2015 at a rental rate of approximately $90,000 per year, and with the Company responsible for utilities, municipal taxes and operating expenses for the leased property. On December 1, 2015, we entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road (“30 Worcester Road”, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (“22 Worcester Road” and collectively with 22 Worcester Road, the “combined properties”) for a five-year term with a five-year renewal option. Basic rent over the five-year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment, and the Company is responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, we now have use of 65,000 square feet of commercial space to accommodate our growth objectives over the next several years. We also have an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. We use our facility at 30 Worcester Road as a research and development cGLP testing laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility now consists of approximately 4,900 square ft. for administrative space, 4,300 square ft. for R&D, 9,200 square ft. for manufacturing, and 3,000 square ft. for warehousing. The 22 Worcester Road building provides approximately 37,000 square feet of warehouse space and approximately 3,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined premises prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

In October 2014, the FDA provided us with written notification that our Toronto, Canada manufacturing facility at 30 Worcester Road had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased warehouse and office property at 22 Worcester Road property, we would request that the FDA and Health Canada inspect this property for compliance with cGLP.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2015, 2014 and 2013.

A.	Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, competitive entries, market pricing, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines. The Company believes that the median ANDA approval time is approximately 42 months. The FDA has attributed this backlog principally to:

• significant growth in ANDA submissions, particularly foreign submissions

• an increase in the number of complex products

• an increase in the number of foreign site inspections

• limited resources to handle the growth and complexity of submissions

In order to address the significant backlog, GDUFA was passed. Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis. The Company currently has 5 ANDAs that exceed the 42 month median. We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

The following are selected financial data for the years ended November 30, 2015, 2014 and 2013.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2015	2014	2013	2015 vs 2014		2014 vs 2013
	$	$	$	$	%	$	%
Revenue:
Licensing	4,093,781	8,415,540	1,481,719	(4,321,759)	-51%	6,933,821	468%
Milestone	-	354,153	43,209	(354,153)	-100%	310,944	720%
Other incidental services	-	-	2,546	-	N/A	(2,546)	-100%
	4,093,781	8,769,693	1,527,474	(4,675,912)	-53%	7,242,219	474%

Expenses:
Research and development	7,247,473	8,020,201	5,076,236	(772,728)	-10%	2,943,965	58%
Selling, general and administrative	3,581,913	3,900,803	2,873,091	(318,890)	-8%	1,027,712	36%
Depreciation	377,849	381,385	396,814	(3,536)	-1%	(15,429)	-4%
	11,207,235	12,302,389	8,346,141	(1,095,154)	-9%	3,956,248	47%

Loss from operations	(7,113,454)	(3,532,696)	(6,818,667)	(3,580,758)	101%	3,285,971	-48%

Fair value adjustment of derivative liabilities	-	-	(3,889,683)	-	N/A	3,889,683	-100%
Financing expense	-	-	(115,056)	-	N/A	115,056	-100%
Net foreign exchange gain (loss)	46,211	10,896	(359,554)	35,315	324%	370,450	-103%
Interest income	1,507	4,898	2,839	(3,391)	-69%	2,059	73%
Interest expense	(256,629)	(339,451)	(314,896)	82,822	-24%	(24,555)	8%
Extinguishment loss	(114,023)	-	-	(114,023)	100%	-	N/A
Net loss	(7,436,388)	(3,856,353)	(11,495,017)	(3,580,035)	93%	7,638,664	-66%

Year Ended November 30, 2015 Compared to the Year Ended November 30, 2014

Revenue

The Company recorded revenues of $4,093,781 for the year ended November 30, 2015 versus $8,769,693 for the year ended November 30, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. During the year ended November 30, 2014, we recognized licensing revenue of $8,415,540 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. This revenue included the commercial sales occurring in the early stages of the marketing of the generic product in those strengths during an exclusivity period. In the year ended November 30, 2014, we also recorded milestone revenue, tied to the achievement of our product being either the only generic in the market or having only one generic competitor, of $354,153 under the Par agreement. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors in 2014 through the first half of 2015, and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the second half of 2015 we faced one additional competitor on the 15 mg strength, and while we were able to preserve market share, it came at the expense of price/margin erosion. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality.

Research and Development

Expenditures for R&D for the year ended November 30, 2015 were $7,247,473 in comparison to $8,020,201 in the prior year, a decrease of $772,728. These included reduced spending for R&D activities as well as lower stock options expense as detailed below.

In the year ended November 30, 2015, we recorded $152,231 as an expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options. In the year ended November 30, 2014, we recorded $1,270,307 as an expense for stock-based compensation. The decrease was due to a total of 1,658,364 previously granted performance-based stock options that vested as of August 31, 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2015 were higher by $345,348 compared to the prior year. This increase over the prior year is primarily due to the fact that during the year ended November 30, 2015 we incurred increased expenses on furthering the development of generic and NDA 505(b)(2) product candidates, compared to the year ended November 30, 2014, as well as a modest increase in the number of non-management employees for the year ended November 30, 2015.

In fiscal 2016, we expect to pursue possible financing alternatives, including potential partnering opportunities, in order to fund clinical trials on NDA 505(b)(2) product candidates. There can be no assurance that we will be able to obtain any such financing on terms or in amounts sufficient to meet our needs or at all.

Selling, General and Administrative

Selling, general and administrative expenses were $3,581,913 for the year ended November 30, 2015 in comparison to $3,900,803 for the year ended November 30, 2014, a decrease of $318,890. The decrease is due to lower expenses related to wages, partially offset by an increase in administrative costs and marketing costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2015 were $1,305,614 in comparison to $1,749,046 in the prior year. For the year ended November 30, 2015, we recorded $265,587 as an expense for stock-based compensation compared to an expense of $478,300 for the prior year. The decrease is attributable to the issuance of options in the second quarter of 2014 to certain management employees and the non-management directors. After adjusting for the stock option based compensation expenses, expenditures for wages and benefits for the year ended November 30, 2015 were lower by $230,719 compared to the prior period. The decrease was primarily due to the payment of bonuses to certain management and non-management employees, and salary increases for certain non-management employees during the year ended November 30, 2014, and no bonuses paid during the year ended November 30, 2015.

Administrative costs for the year ended November 30, 2015 were $1,751,315 in comparison to $1,651,790 in the year ended November 30, 2014. The increase is primarily due to an increase in expenditures in corporate legal activities and professional fees.

Marketing costs for the year ended November 30, 2015 were $434,902 in comparison to $418,473 in the prior year. This increase is primarily the result of higher travel expenditures related to business development activities.

Depreciation

Depreciation expenses for the year ended November 30, 2015 was $377,849 in comparison to $381,385 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory equipment and computer equipment during the year ended November 30, 2015.

Exchange Gain

Foreign exchange gain was $46,211 for the year ended November 30, 2015 in comparison to a gain of $10,896 for the year ended November 30, 2014. The foreign exchange gain for the year ended November 30, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar throughout the year as the exchange rate averaged $1.00 for C$1.2603 compared to $1.00 for C$1.0973 in the prior year. The Canadian dollar weakened against the U.S. dollar during the year ended November 30, 2015 as the exchange rates changed to $1.00 for C$1.3353 as at November 30, 2015 from $1.00 for C$1.1440 at November 30, 2014.

Interest Income

Interest income was $1,507 for the year ended November 30, 2015 in comparison to $4,898 for the year ended November 30, 2014, a decrease of $3,391. For the year ended November 30, 2015, interest was lower largely due to a lower average amount of cash equivalents on hand during 2015 compared to 2014.

Interest Expense

Interest expense was $256,629 for the year ended November 30, 2015 in comparison to $339,451 for the year ended November 30, 2014, a decrease of $82,822. This results from interest paid in 2015 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14% during the second half of fiscal 2015, due to the extinguishment of the debt on an accounting basis, in comparison to fiscal 2014 when the conversion option embedded accreted at an annual imputed interest of approximately 8%.

Year Ended November 30, 2014 Compared to the Year Ended November 30, 2013

Revenue

The Company recorded revenues of $8,769,693 for the year ended November 30, 2014 versus $1,527,474 for the year ended November 30, 2013. In November 2013 the Company received FDA approval of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Subsequent to May 19, 2014 we no longer retained generic exclusivity of the 15 mg strength. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to seasonal fluctuations.

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

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity’s functional currency, the warrants would not be considered indexed to the entity’s own stock. At issuance, the Company determined that these warrants were not considered indexed to the Company’s own stock and therefore were consequently considered to be a derivative liability. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

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

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and at issuance the Company’s functional currency was Canadian dollars. As a result, for the year ended November 30, 2013, the Company recognized a fair value adjustment of derivative liability expense of $8,168 in the statement of operations.

Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity’s functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

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

B.	Liquidity and Capital Resources

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2015	2014	2013	(2015 vs 2014)		(2014 vs 2013)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(3,782,164)	(1,714,913)	(6,926,796)	(2,067,251)	121%	5,211,883	-75%
Cash flows provided from financing activities	1,733,865	5,957,275	7,328,420	(4,223,410)	-71%	(1,371,145)	-19%
Cash flows used in investing activities	(430,480)	(768,973)	(122,017)	338,493	-44%	(646,956)	530%
Effect of foreign exchange on cash held in foreign currency	-	-	(16,037)	-	-	16,037	-100%
Increase (decrease) in cash	(2,478,779)	3,473,389	263,570	(5,952,168)	-171%	3,209,819	1218%
Cash and cash equivalents, beginning of period	4,233,975	760,586	497,016	3,473,389	457%	263,570	53%
Cash and cash equivalents, end of period	1,755,196	4,233,975	760,586	(2,478,779)	-59%	3,473,389	457%

The Company had cash of $1,755,196 as at November 30, 2015 compared to $4,233,975 as at November 30, 2014 and compared to $760,586 as at November 30, 2013. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 mg and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2014 was mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, cash flows from financing activities which were mainly from our at-the-market financing and several warrant exercise, partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2013 was mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and a decrease in purchases of production, laboratory and computer equipment, as noted below.

For the year ended November 30, 2015, net cash flows used in operating activities increased to $3,782,164 as compared to net cash flows used in operating activities for the year ended November 30, 2014 of $1,714,913, and relative to November 30, 2013 net cash flows used in operating activities increased by $3,144,632. The increase from 2014 was due to the receipt of approximately $4,622,157, as our payment relating to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement for the period December 1, 2014 to November 30, 2015 compared to the payment to us of $8,465,466 for the period December 1, 2013 to November 30, 2014. The increase relative to 2013 was also due to payments related to commercial sales of generic Focalin XR® for which there were no such payments in 2013.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2015, 2014, and 2013, R&D expense was $7,247,473, $8,020,201 and $5,076,236, respectively. For the years ended November 30, 2015, 2014, and 2013, R&D expense before stock based compensation expense was $7,095,242, $6,749,894 and $4,239,030, respectively. The increase in expenses in 2015 and 2014 relative to 2013 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.

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

In fiscal year 2015, the Company received C$300,000 for the ITCs with the Ontario Ministry of Finance for research and development activities carried out during the fiscal year 2013.

For the year ended November 30, 2015, net cash flows provided from financing activities of $1,733,865 related principally to at-the-market issuances of 471,439 of our common shares sold on NASDAQ for gross proceeds of $1,290,168 and net proceeds of $1,254,178, and to the exercise of 225,000 warrants for net proceeds of $562,500, partially offset by capital lease and financing cost payments. Net cash flows provided from financing activities for the year ended November 30, 2014 of $5,957,275 related principally to our at-the-market issuances of 1,689,500 common shares sold on NASDAQ for gross proceeds of $6,571,673 with net proceeds to us of $6,390,952. For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 related principally to the July 2013 underwritten public offering for gross proceeds of approximately $3.1 million, the March 2013 registered direct unit offering for gross proceeds of approximately $3.1 million, the January 2013 Debenture financing in the principal amount of $1.5 million, and warrant exercises, offset by issuance costs.

During the year ended November 30, 2014, we had repaid the entire outstanding principal amount of a related party loan to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in accordance with the IPC Arrangement Agreement.

For the year ended November 30, 2015, net cash flows used in investing activities of $430,480 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to the purchase of production and laboratory equipment.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA, ANDS and NDA 505(b)(2) product candidates. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Subsequent to fiscal 2015 and up to March 16, 2016 the Company repaid $2,032,170 of the outstanding accounts payable balance. As of March 16, 2016, we had a cash balance of $0.3 million, which we expect will fund our currently projected operations through March 2016. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program, and from potential partnering opportunities. In the near term, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2016. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Rexista OxycodoneTM XR and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

On December 1, 2015, the Company entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord, for a five-year term with a five-year renewal option. Basic rent over the five year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment and the Company responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, the Company now has use of 65,000 square feet of commercial space to accommodate its growth objectives over the next several years. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company uses its facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility now consists of approximately 4,900 square ft. for administrative space, 4,300 square ft. for R&D, 9,200 square ft. for manufacturing, and 3,000 square ft. for warehousing. The 22 Worcester Road building provides approximately 37,000 square feet of warehouse space and approximately 3,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined premises prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

Effective December 8, 2015, the January 1, 2016 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended to July 1, 2016. The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs, or NDAs at all or in time to competitively market our products or product candidates.

C.	Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2015, 2014 and 2013, R&D expense was $7,247,473, $8,020,201 and $5,076,236, respectively.

D.	Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The higher net loss in the fourth quarter of 2015 in comparison to the third quarter of 2015 is attributed to the lower licensing revenue from generic Focalin XR® capsules and ongoing R&D and selling, general and administrative expense, including a significant increase in bio-studies. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in bio-studies, partially offset by licensing revenue from generic Focalin XR® capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the first quarter of 2014, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® capsules. In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience and to a lesser extent, seasonality. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® capsules. The net income in the first quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from generic Focalin XR® capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities. The higher net income in the first quarter of 2014 is attributed to the licensing revenue from generic Focalin XR® capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths under the Par agreement. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities. In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

			(Loss) income per share
Quarter Ended	Revenue	Net (loss) income	Basic(1)	Diluted(1)
	$	$	$	$
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
August 31, 2015	840,748	(1,881,670)	(0.08)	(0.08)
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09

(1)	Quarterly per share amounts may not sum due to rounding.

E.	Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2015, the Company was not involved in any material unconsolidated SPE transactions.

F.	Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties which will expire in November 2020, with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	3,027,974	3,027,974	-	-	-
Accrued liabilities	454,290	454,290	-	-	-
Capital lease	36,120	20,460	15,660	-	-
Operating lease	870,971	152,027	539,208	179,736	-
Related parties
Employee costs payable	175,172	175,172	-	-	-
Convertible debenture	1,515,770	1,515,770	-	-	-
Total contractual obligations	6,080,297	5,345,693	554,868	179,736	-

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

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

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director	Officer of the Company	None	September 2004
John Allport(2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director	Officer of the Company	None	September 2004
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial Inc.; and Resverlogix Corp	October 2009
Bahadur Madhani(1) Ontario, Canada	Director	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead(1)(2) New Brunswick, Canada	Director	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the Company	None	N/A
Domenic Della Penna Ontario, Canada	Chief Financial Officer	Officer of the Company since November 2014; Chief Financial Officer (Interim) of Teva North America Generics from December 2013 to September 2014; Chief Financial Officer of Teva Canada Limited from December 2010 to September 2014; Chief Financial Officer of Timothy’s Coffees of the World from 2008-2010.	None	N/A

Notes:

(1)	Member of the Audit Committee and Compensation Committee.
(2)	Member of the Corporate Governance Committee.

Each of the foregoing individuals named in the above table has been engaged in the principal occupation set forth opposite his or her name during the past five years.

As of March 16, 2016, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,121,408 common shares, representing approximately 24.9% of the issued and outstanding common shares of the Company (and beneficially owned approximately 10,459,666 common shares representing 36.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 23.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,164,070 common shares representing 32.8% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B.	Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2015, the Company had 52 full-time employees engaged in administration and research and development.

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

Elements of Compensation - The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary and discretionary bonuses; (b) long-term incentives in the form of stock options; (c) restricted share unit awards; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

Base Salary and Discretionary Bonus - Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary. To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation and the Board may consider discretionary bonuses for individual employees based on exceptional performance by such individuals in a particular fiscal year.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2015, November 30, 2014 and November 30, 2013 in respect of the Chief Executive Officer of the Company, the Chief Financial Officer, and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2015 (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary (U.S.$)(1) (c)	Share-based awards (U.S.$) (d)	Option- based awards (U.S.$)(2) (e)	Non-equity incentive plan compensation (U.S.$) (f)		Pension value (U.S.$) (g)	All other compensation (U.S.$)(4) (h)	Total compensation (U.S.$) (i)
					Annual incentive plans(3)	Long-term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939
	2014	581,965	N/A	99,615	182,299	N/A	N/A	10,938	775,202
	2013	509,716	N/A	368,832	N/A	N/A	N/A	11,718	890,266
Dr. Amina Odidi, President & Chief Operating Officer	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939
	2014	581,965	N/A	99,615	182,299	N/A	N/A	10,938	775,202
	2013	509,716	N/A	368,832	N/A	N/A	N/A	11,718	890,266
John Allport, VP Legal Affairs & Licensing	2015	115,043	N/A	39,225	N/A	N/A	N/A	14,678	168,946
	2014	132,167	N/A	99,615	91,149	N/A	N/A	10,938	333,869
	2013	141,588	N/A	68,922	N/A	N/A	N/A	11,718	222,227
Domenic Della Penna, Chief Financial Officer(5)	2015	218,185	N/A	76,810	N/A	N/A	N/A	14,281	309,276
	2014	5,222	N/A	34,573	N/A	N/A	N/A	342	40,137

Notes:

(1)	Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7934 to C$1.00 (2014 – U.S.$ 0.9115; 2013 – U.S.$ 0.9765) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2015, 2014 and 2013 are as disclosed in the table.
(2)	The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S. $3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.
(3)	Amount awarded at the discretion of the Board. This bonus was paid in the second quarter of 2014.
(4)	“All other compensation” includes car allowances and other miscellaneous benefits.
(5)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate agreement relating to performance-based options applicable to Drs. Isa and Amina Odidi described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S. $200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S. $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Isa Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014. In November 2015, Dr. Isa Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options to vest on November 30, 2016.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Amina Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014. In November 2015 Dr. Amina Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options to vest on November 30, 2016.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs. The options are exercisable at a price of U.S.$3.62 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. As of the date hereof, 1,934,758 of these options have vested and are exercisable. These options were not granted under the Option Plan. A two-year extension of the expiry of the 2,763,940 performance-based stock option, to September 2018, is proposed by management for approval by the shareholders at the next annual meeting of the Company’s shareholders.

The employment agreement with Domenic Della Penna, the Chief Financial Officer of the Company, effective November 24, 2014 entitles Mr. Della Penna to receive a base salary of C$275,000, which is paid in Canadian dollars, per year and which was increased by the Board on a discretionary basis for 2015 and future years to C$300,000. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. If the agreement is terminated without cause, it requires payment to Mr. Della Penna based upon a formula that commences with the equivalent of approximately three months’ base salary and increases by approximately six weeks of base salary for every full year of service. If such termination without cause occurs within six months of a change of control of the Company that occurs after November 24, 2015, it requires payment to Mr. Della Penna based on a formula that commences with the equivalent of approximately thirteen months’ base salary and increases by approximately six weeks for every full year of service. Mr. Della Penna’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Della Penna was granted 60,000 options, of which 15,000 vested immediately on issuance, 15,000 vested on November 30, 2015 and the remaining options vest as to 15,000 each year on November 30, 2016 and 2017. In November 2015, Mr. Della Penna received a grant of 50,000 options of which 35,000 vested immediately on issuance, with the remaining 15,000 options to vest on November 30, 2016.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013. In March 2014, Mr. Allport received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014. In November 2015, Mr. Allport received a grant of 40,000 options of which 28,000 vested immediately on issuance, with the remaining 12,000 options to vest on November 30, 2016.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (U.S.$) (c)	Option expiration date (d)	Value of unexercised in-the-money options (U.S.$) (e)(2)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (U.S.$) (g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	US$3.62	Sept. 10, 2016	N/A	N/A	N/A
Dr. Isa Odidi	300,000 75,000 50,000 70,000	C$3.27 C$1.81 C$4.29 C$2.52	Feb. 16, 2022 Apr. 13. 2020 Feb. 28,2019 Nov. 30, 2020	N/A C$72,000 N/A C$17,500	N/A N/A N/A N/A	N/A N/A N/A N/A
Dr. Amina Odidi	300,000 75,000 50,000 70,000	C$3.27 C$1.81 C$4.29 C$2.52	Feb. 16, 2022 Apr. 13. 2020 Feb. 28,2019 Nov. 30, 2020	N/A C$72,000 N/A C$17,500	N/A N/A N/A N/A	N/A N/A N/A N/A
John Allport	250,000 25,000 50,000 40,000	C$3.27 C$1.81 C$4.29 C$2.52	Feb. 16. 2022 Apr. 13, 2020 Feb. 28, 2019 Nov. 30, 2020	N/A C$24,000 N/A C$10,000	N/A N/A N/A N/A	N/A N/A N/A N/A
Domenic Della Penna(3)	60,000 50,000	C$3.22 C$2.52	Nov. 30, 2024 Nov. 30, 2020	N/A C$12,500	N/A N/A	N/A N/A

Notes

(1)	These option-based awards are held jointly.
(2)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2015 (C$2.77 and $2.10, respectively) and multiplying the result by the number of common shares underlying an option.
(3)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	C$12,250	N/A	Nil
Dr. Amina Odidi	C$12,250	N/A	Nil
John Allport	C$7,000	N/A	Nil
Domenic Della Penna(2)	C$8,750	N/A	Nil

Notes

(1)	The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.
(2)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.4 million would be payable to each of the Odidis, which is the amount that would have been payable to September 30, 2019, at each of the Odidis’ current annual salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2019, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2019. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

For a discussion of certain termination and change of control benefits under the employment agreement with Mr. Della Penna, see the description of his employment agreement under the heading “Employment Agreements” above.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	-	C$43,000	C$53,080	N/A	N/A	N/A	C$96,080
Kenneth Keirstead	C$41,000	N/A	C$53,080	N/A	N/A	N/A	C$94,080
Bahadur Madhani	C$47,000	N/A	C$53,080	N/A	N/A	N/A	C$100,080

Notes:

(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.
(2)	Option-based awards for fiscal year 2015 were issued on November 30, 2015.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)(3)
Eldon Smith	5,000 25,000 10,000 25,000 37,500 37,500 20,000	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29 C$2.52	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020	N/A N/A N/A C$24,000 N/A N/A C$5,000	60,002 N/A N/A N/A N/A N/A N/A	C$166,205 N/A N/A N/A N/A N/A N/A
Kenneth Keirstead	5,000 25,000 10,000 25,000 37,500 37,500 20,000	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29 C$2.52	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020	N/A N/A N/A C$24,000 N/A N/A C$5,000	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Bahadur Madhani	5,000 25,000 10,000 25,000 37,500 37,500 20,000	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29 C$2.52	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020	N/A N/A N/A C$24,000 N/A N/A C$5,000	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A

Notes:

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2015 (C$2.77) and multiplying the result by the number of common shares underlying an option.
(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2015.
(3)	The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2015 (C$2.77) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)(2)	(d)
Eldon Smith	C$3,500	N/A	Nil
Kenneth Keirstead	C$3,500	N/A	Nil
Bahadur Madhani	C$3,500	N/A	Nil

Notes:

(1)	The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.
(2)	The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $50,000 to $100,000 by the Company. The premium payable by the Company for the period from October 25, 2015 to October 25, 2016 is $90,250.

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

Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006. He was a member of the advisory board of Quebecor Ontario and former Chairman of United Way of Toronto, former Chair of YMCA of Greater Toronto, former Chair of Nelson Mandela Children’s Fund Canada, immediate past Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation. He was awarded membership in the Order of Canada in 2001. Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.

Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009. He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company. He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada. Dr. Smith currently serves as a director of Aston Hill Financial Inc. and Resverlogix Corp.

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

The list of pre-approved services includes:

1.	Audit Services
•	Audits of the Company’s consolidated financial statements;
•	Statutory audits of the financial statements of the Company’s subsidiaries;
•	Reviews of the quarterly consolidated financial statements of the Company;
•	Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;
•	Special attest services as required by regulatory and statutory requirements;
•	Regulatory attestation of management reports on internal controls as required by the regulators; and
•	Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board or Chartered Professional Accountants of Canada), or other regulatory or standard setting bodies.

2.	Audit-Related Services
•	Presentations or training on accounting or regulatory pronouncements;
•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and
•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.
3.	Tax Services
a.	Compliance Services
•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;
•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company; and
•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.
b.	Canadian & International Planning Services
•	Advice with respect to cross-border/transfer pricing tax issues;
•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;
•	Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;
•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;
•	Assistance and advising on routine planning matters; and
•	Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.
c.	Commodity Tax Services
•	Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;
•	Commodity tax advice and compliance assistance with business reorganizations;
•	Advice and assistance with respect to government audits/assessments;
•	Advice with respect to other provincial tax filings and assessments; and
•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services for financial reporting purposes;
•	Actuarial services for items recorded in the financial statements;
•	Internal audit outsourcing services;
•	Management functions;
•	Human resources;
•	Certain corporate finance and other services;
•	Legal services; and
•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2014 to November 30, 2015.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2015 for filing with the Canadian provincial securities commissions and the SEC.

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

Compensation Committee Mandate and Purpose

The Compensation Committee of the Board is a standing committee of the Board whose primary function is to assist the Board in fulfilling its responsibilities relating to:

•	the development, review and periodic approval of the Company’s compensation philosophy that attracts and retains key executives and employees, while supporting the overall business strategy and objectives and links compensation with business objectives and organizational performance;
•	evaluate and approve all compensation of executive officers including salaries, bonuses and equity compensation that are required to be determined;
•	review the Company’s Option Plan, the employee RSU plan and the DSU plan on an annual basis;
•	review and make recommendations to the Board on compensation payable to senior officers of the Company to be hired subsequent to the adoption of the Charter; and
•	produce a report annually on executive officer compensation for inclusion in the proxy circular of the Company.

Compensation Committee Charter

The charter of the Compensation Committee can be found on the Company’s website at www.intellipharmaceutics.com.

Composition of the Compensation Committee

The Compensation Committee is composed of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and is a director of the Company. All of the members shall be “independent” as such term is defined in applicable securities legislation. In no case shall a member be a current employee or immediate family member of a current employee. The members of the Compensation Committee have selected a Chair from amongst themselves, being Dr. Eldon Smith.

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

D.	Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2015	November 30, 2014	November 30, 2013
Research Employees	40	35	30
Administrative Employees	12	11	8

Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

The nature of our business requires the recruitment and retention of a highly educated and skilled workforce, including highly qualified management, scientific and manufacturing personnel for innovation, research and development. Typically a high proportion of our employees have a Bachelor’s degree or higher. For each of the last three fiscal years, all employees of the Company were employed at the Company’s offices in Toronto.

E.	Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of March 16, 2016.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,781,312(1)	23.85%	2,763,940 300,000 75,000 50,000 70,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52	10/09/2016 16/02/2022 13/04/2020 28/02/2019 30/11/2020	1,934,758 300,000 75,000 50,000 49,000	500,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,781,312(1)	23.85%	2,763,940 300,000 75,000 50,000 70,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52	10/09/2016 16/02/2022 13/04/2020 28/02/2019 30/11/2020	1,934,758 300,000 75,000 50,000 49,000	500,000(3)	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.46%	250,000 25,000 50,000 40,000	C$3.27 C$1.81 C$4.29 C$2.52	16/02/2022 13/04/2020 28/02/2019 30/11/2020	250,000 25,000 50,000 28,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.09%	10,000 5,000 25,000 25,000 37,500 37,500 20,000	C$2.88 C$2.88 C$3.25 C$1.81 C$4.29 C$3.22 C$2.52	22/10/2019 30/11/2016 30/11/2016 13/04/2020 28/02/2019 30/11/2019 30/11/2020	10,000 5,000 25,000 25,000 37,500 37,500 14,000	N/A	67,539	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	10,000 5,000 25,000 25,000 37,500 37,500 20,000	C$2.88 C$2.88 C$3.25 C$1.81 C$4.29 C$3.22 C$2.52	22/10/2019 30/11/2016 30/11/2016 13/04/2020 28/02/2019 30/11/2019 30/11/2020	10,000 5,000 25,000 25,000 37,500 37,500 14,000	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	6,507	0.03%	10,000 5,000 25,000 25,000 37,500 37,500 20,000	C$2.88 C$2.88 C$3.25 C$1.81 C$4.29 C$3.22 C$2.52	22/10/2019 30/11/2016 30/11/2016 13/04/2020 28/02/2019 30/11/2019 30/11/2020	10,000 5,000 25,000 25,000 37,500 37,500 14,000	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President Pharmaceutical Analysis and Chemistry of the Company	27,600	0.11%	50,000 15,000 15,000	C$3.82 C$1.81 C$2.52	24/05/2021 13/04/2020 30/11/2020	50,000 15,000 10,500	N/A	N/A	Nil
Domenic Della Penna	Chief Financial Officer of the Company	173,700	0.72%	60,000 50,000	C$3.22 C$2.52	30/11/2024 30/11/2020	30,000 35,000	N/A	N/A	Nil
Totals		6,121,408	24.04%	4,788,940			3,838,258	500,000	67,539	Nil

Notes:

(1)	Represents shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 2,763,940 performance-based options are held by Odidi Holdings Inc., and 300,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.
(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.
(3)	On January 10, 2013, the Company completed a private placement financing of the Debenture in the aggregate principal amount of $1.5 million, which was originally due to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016.
(4)	Includes options exercisable within 60 days of the date of this filing.

As of March 16, 2016, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,121,408 common shares, representing approximately 24.9% of the issued common shares of the Company (and beneficially owned approximately 10,459,666 common shares representing 36.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof).

The Company has in place the Option Plan for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”). Certain Named Executive Officers have been issued options under such plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers. No other performance-based options have been granted to any other Named Executive Officer.

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

The key features of the Option Plan are as follows:

•	The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the Board.
•	The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of a an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.
•	There are no restrictions on the maximum number of options which may be granted to insiders of the Company other than not more than 1% of the total common shares outstanding on a non-diluted basis can be issued to non-executive directors of the Company pursuant to options granted under the Option Plan and the value of any options granted to any non-executive director of the Company, shall not, on an annual basis, exceed $100,000.

•	The Board determines the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of common shares at the time the option is granted. “Market price” means the volume weighted average trading price of common shares on the TSX, or another stock exchange where the majority of the trading volume and value of common shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.
•	Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.
•	The period of time during which a particular option may be exercised is determined by the Board, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.
•	If an option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.
•	Options may terminate prior to expiry of the option term in the following circumstances:
•	on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and
•	if an optionee ceases to be a director, officer, employee or consultant of the Company for any reason other than death, including receipt of notice from the Company of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), options vested as at the date of termination are exercisable until the earlier of 120 days following such date and expiry of the option term,

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

The 2,449,523 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at March 16, 2016. Of the options authorized for issuance under the Option Plan, a total of 2,298,067 have been issued, representing 9.4% of the shares issued and outstanding as of March 16, 2016. As of March 16, 2016, 0 options have been exercised under the Plan.

The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

Restricted Share Unit Awards for Officers & Employees

The Company established the RSU Plan to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates as of May 28, 2010, when the RSU Plan received shareholder approval.

The key features of the RSU Plan are as follows:

•	The stated purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and the designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of common shares by employees and officers of the Company, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and officers due to the opportunity offered to them to acquire a proprietary interest in the Company and to align their interests with those of the Company. Employees and officers, including both full-time and part-time employees, of the Company and any designated affiliate of the Company, but not any directors of the Company, are eligible to participate under the RSU Plan. By the terms of the RSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.
•	The RSU Plan is administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the RSU Plan, based on individual and/or corporate performance factors as determined by the Board.
•	The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 330,000 common shares of the Company representing approximately 1.4% of the issued and outstanding common shares of the Company as of March 16, 2016.
•	A separate notional account will be maintained for each participant under the RSU Plan. Each such account will be credited with RSUs awarded to the participant from time to time by way of a bookkeeping entry in the books of the Company. On the vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled.

•	At the time of the award of RSUs, the Board will determine in its sole discretion the vesting criteria (whether based on time or performance measures of individual and/or corporate performance) applicable to the awarded RSUs. Unless otherwise determined by the Board at the time of the award, RSUs will vest in respect of 33 1/3% of the common shares subject to the RSUs on the first day after each of the first three anniversaries of the award date of such RSU. Notwithstanding the foregoing, all vesting and issuances or payments, as applicable, will be completed no later than December 15 of the third calendar year commencing after an award date.
•	The RSU Plan provides that any unvested RSUs will vest at such time as determined by the Board in its sole discretion such that participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Company or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.
•	Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.
•	If an “event of termination” of employment has occurred, any and all common shares corresponding to any vested RSUs in a participant’s account, if any, will be issued as soon as practicable after the event of termination to the former participant. If an event of termination has occurred, any unvested RSUs in the participant’s account will, unless otherwise determined by the Board in its discretion, forthwith and automatically be forfeited by the participant and cancelled. Notwithstanding the foregoing, if a participant is terminated for just cause, each unvested RSU in the participant’s account will be forfeited by the participant and cancelled. An “event of termination” is defined under the RSU Plan as an event whereby a participant ceases to be eligible under the RSU Plan and is deemed to have occurred by the giving of any notice of termination of employment (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment for any reason whatsoever, including disability or death.
•	No rights under the RSU Plan and no RSUs awarded pursuant to the provisions of the RSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.
•	Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:
•	not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;
•	be subject to any regulatory approvals including, where required, the approval of the TSX;
•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the RSU Plan or RSUs would:
(i)	allow for the assignment or transfer of any right under the RSU Plan or a RSU awarded pursuant to the provisions of the RSU Plan other than as provided for under the assignability provisions in the RSU Plan;
(ii)	increase the fixed maximum number of common shares which may be issued pursuant to the RSU Plan; or
(iii)	amend the amendment provisions of the RSU Plan; and
•	not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the RSU Plan or RSU would:

(i)	be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;
(iii)	change any termination provision in any RSU;
(iv)	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;
(v)	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;
(vi)	change the application of the adjustment provisions of the RSU Plan or the change of control provisions of the RSU Plan; or
(vii)	change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 330,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 1.3% of the Company’s common shares issued and outstanding as at March 16, 2016. No RSUs have been issued and none are outstanding as of March 16, 2016.

Deferred Share Unit Awards for Outside Directors

The Company established as of May 28, 2010 when it received shareholder approval, a deferred share unit plan (the “DSU Plan”) to permit directors who are not officers of the Company, to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

The key features of the DSU Plan are as follows:

•	The DSU Plan is administered by the Board or a committee thereof. Members of the Board who are not salaried officers or employees of the Company or a related corporation are eligible to participate under the DSU Plan. By the terms of the DSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.
•	The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 0.4% of the total number of issued and outstanding common shares as of the date hereof.
•	Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the TSX) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant’s account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day.

•	A participant is permitted to redeem his/her DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Company will issue to the participant common shares of the Company equal to the number of DSUs to be redeemed.
•	A separate notional account is maintained for each participant under the DSU Plan. Each such account will be credited with DSUs issued to the participant from time to time by way of a bookkeeping entry in the books of the Company. The DSUs credited to the participant’s account will be cancelled as of the applicable redemption date and following redemption of all DSUs credited to the participant’s account, such participant’s account will be closed.
•	No rights under the DSU Plan and no DSUs credited pursuant to the provisions of the DSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.
•	Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:
•	not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan;
•	be subject to any regulatory approvals including, where required, the approval of the TSX;
•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the DSU Plan or DSU would:
(i)	allow for the assignment or transfer of any right under the DSU Plan or a DSU credited pursuant to the provisions of the DSU Plan other than as provided for under the assignability provisions in the DSU Plan;
(ii)	increase the fixed maximum number of common shares which may be issued pursuant to the DSU Plan; or
(iii)	amend the amendment provisions of the DSU Plan; and
•	not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:
(i)	be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;
(iii)	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;
(iv)	change the application of the adjustment provisions of the DSU Plan; or
(v)	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.4% of the Company’s common shares issued and outstanding as at March 16, 2016. A total of 67,539 DSUs have been issued, representing common share rights that comprise approximately 0.27% of the common shares issued and outstanding as at March 16, 2016.

Perquisites and Personal Benefits

The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” above). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits. To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

Other Compensation-Related Matters

The Company’s Share Trading Policy prohibits all directors and officers of the Company from, among other things, engaging in any short sales designed to hedge or offset a decrease in market value of the securities of the Company.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

In March 2013 we completed a registered direct offering of units of common shares and warrants, in July 2013 we completed an underwritten public offering of units of common shares and warrants, and in November 2013 we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell our common shares, all of which resulted in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 23.5%) of our then-issued and outstanding common shares of the Company subsequent to the offering). As of March 16, 2016, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 23.5% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,164,070 common shares representing 32.8% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2015, there were a total of 347 holders of record of our common shares, of which 249 were registered with addresses in Canada holding in the aggregate approximately 28.73% of our outstanding common shares, 47 were registered with addresses in the United States holding in the aggregate approximately 71.27% of our outstanding common shares, and 51 were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.	Related Party Transactions

During the year ended November 30, 2014, we had repaid an outstanding related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers. Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof was payable when payment was required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). In March 2014, we repaid the entire outstanding related party loan principal, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

In January 2013, we completed a private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity was further extended to July 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2015, and continuing as at March 16, 2016, we are not aware of any pending or threatened material litigation claims against us, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the “Indemnity Agreement”), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company’s obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement as the likelihood of payment is considered by management to be remote.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (desvenlafaxine extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The above-noted litigation has been settled effective September 21, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

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

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively. Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2015	3.92	1.73	4.99	2.16
2014	5.18	1.94	5.77	2.14
2013	6.46	1.50	6.70	1.55
2012	3.82	1.88	3.55	1.81
2011	6.12	2.30	6.05	2.21

Quarterly
2015	2.32	1.73	2.95	2.16
Fourth quarter	3.87	1.92	4.99	2.25
Third quarter	3.92	2.28	4.86	2.95
Second quarter	2.94	1.96	3.33	2.49
First quarter

2014
Fourth quarter	4.48	3.05	4.17	2.77
Third quarter	5.18	3.21	4.49	2.14
Second quarter	4.19	1.94	5.77	3.53
First quarter	3.80	2.51	4.82	3.28

2013
Fourth quarter	6.46	1.63	6.70	1.72
Third quarter	3.72	1.50	3.84	1.55
Second quarter	2.23	1.57	2.35	1.60
First quarter	2.59	1.72	2.56	1.77

2012
Fourth quarter	3.16	1.88	3.17	1.81
Third quarter	3.49	2.40	3.54	2.49
Second quarter	3.19	2.64	3.38	2.51
First quarter	3.82	2.41	3.55	2.53

2011
Fourth quarter	3.50	2.66	3.59	2.43
Third quarter	4.35	2.50	4.20	2.21
Second quarter	5.25	2.87	5.04	2.76
First quarter	6.12	2.30	6.05	2.41

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
March 2016 (through to March 16, 2016)	2.42	1.97	3.22	2.62
February 2016	3.19	2.17	4.20	3.02
January 2016	2.74	1.83	3.89	2.46
December 2015	2.42	1.93	3.22	2.72
November 2015	2.22	1.80	2.95	2.40
October 2015	1.98	1.73	2.65	2.16
September 2015	2.32	1.75	3.05	2.36

Item 10.	Additional Information
A.	Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2015, there were 24,244,050 common shares and no preference shares were issued and outstanding compared to 23,456,611 common and no preference shares issued and outstanding at December 1, 2014. As at March 16, 2016, there were 24,567,848 common shares and no preference shares issued and outstanding.

The reason for the increase in common shares issued was in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). As of March 16, 2016 we have issued and sold 2,426,598 common shares with an aggregate offering price of $8,414,542 under the at-the-market program. Roth received compensation of $232,228 in connection with such sales. During the three months ended November 30, 2015, an aggregate of 170,439 (2014 – Nil) of our common shares were sold on NASDAQ for gross proceeds of $319,805 (2014 - Nil) and net proceeds of $310,939 (2014 - Nil) under the at-the-market offering program. Roth received aggregate compensation of $8,860 in connection with such sales. During the year ended November 30, 2015, an aggregate of 471,439 (2014 – 1,689,500) of our common shares were sold on NASDAQ for gross proceeds of $1,290,167 (2014 - $6,571,673) and net proceeds of $1,254,178 (2014 - $6,390,670) under the at-the-market offering program. Roth received aggregate compensation of $35,983 (2014 - $181,003) in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program.

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

Warrants

At November 30, 2015, an aggregate of 2,066,075 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.42 per common share. At March 16, 2016, an aggregate of 648,575 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.25 per common share.

Options

At November 30, 2015, an aggregate of 5,062,009 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.89 per common share and up to 126,338 additional common shares were reserved for issuance under our stock option plan.

				Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
		$	$	$		$	$
Under 2.50-	-	-	-	-	-	-
2.51 - 5.004,818,501	5,022,335	3.39	1.20	1.79	3,773,258	3.33	1.84
5.01 - 10.00-	-	-	-	-	-	-
10.01 - 100.0035,703	35,703	39.75	1.87	31.19	35,701	39.75	31.19
300.00 - 500.003,971	3,971	331.15	0.31	223.52	3,971	331.15	223.52
500.01 - 1,000.0033	-	-	-	-	-	-	-
	5,062,009	3.96			3,812,930	4.09

As of March 16, 2016, there were 5,059,025 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $3.65 per common share. As at March 16, 2016, up to 161,700 additional common shares were reserved for issuance under our Option Plan.

Convertible Debenture

On January 10, 2013, we completed a private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount from then available cash on or about July 1, 2016.

Deferred Share Units

At November 30, 2015, there were 60,002 DSUs issued and outstanding. From November 30, 2015 to March 16, 2016, an additional 7,537 DSUs have been issued. At March 16, 2016, 42,461 additional DSUs are reserved for issuance under our DSU plan.

Restricted Share Units

At November 30, 2015, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2015 to the date of this report, no RSUs have been issued. At the date of this report, 330,000 RSUs are reserved for issuance under our RSU Plan.

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

In January 2013, we completed a private placement financing of a Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

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

In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers’ transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by us. We currently plan to use any net proceeds from the at-the-market offering for general corporate purposes, including funding research, product development and other corporate development opportunities and to possibly fund costs and other expenses relating to our current leased facility or any additional space, and, although we have no present understanding, commitments or agreements to do so, potential acquisition of, or investment in, companies and technologies that complement our business. We are not required to sell shares under the equity distribution agreement. We will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. We have also agreed to reimburse Roth for certain expenses relating to the offering. As of March 16, 2016, we have issued and sold 2,426,598 common shares with an aggregate offering price of $8,414,542 under the at-the-market program. Roth received aggregate compensation of $232,228 in connection with such sales. We may offer and sell our common shares with an aggregate purchase price of up to $8,385,459 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2015, share issuance costs of Nil were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2015, $78,166 of the share issuance costs has been recorded against the cost of the shares issued and recognized in capital stock.

On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the shelf prospectus, a shareholder’s’ percentage ownership will be diluted and our stock price could be adversely affected. As of March 16, 2016, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than the sale since June 4, 2014 of 471,439 common shares under the Company’s at-the-market program referred to above and the issuance of 337,500 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

During the 12-month period ended November 30, 2015, warrants to purchase an aggregate of 225,000 common shares were exercised.

During the 12-month period ended November 30, 2015, 355,000 options were granted and 91,000 options were exercised.

Also during the 12-month period ended November 30, 2015, a total of 10,993 deferred share units were granted.

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

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities laws, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:

•	On November 21, 2005, the Company entered into the Par agreement pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, the Company owns the related ANDA, as approved by the FDA, and the Company retains the right to make and distribute all generic strengths of the product outside of the United States. Quarterly payments are payable by Par to the Company as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to the Company by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. The Company is responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, the Company now considers to be completed;
•	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application;
•	The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2015 and November 30, 2014, no amount was outstanding. No at-the-market offering proceeds were used in payment of the promissory note; and
•	The Debenture dated January 10, 2013 for $1.5 million issued by the Company to Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016.

D.	Exchange Controls

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

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2015 taxable year and may not be a PFIC during our 2016 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2016 taxable year). Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2015	November 30, 2014
	$	$
Total accounts receivable	478,674	1,011,133
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	478,674	1,011,133
Not past due	453,662	982,313
Past due for more than 31 days but no more than 60 days	5,003	5,950
Past due for more than 91 days but no more than 120 days	20,009	22,870
Total accounts receivable, net	478,674	1,011,133

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2015 and November 30, 2014, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2015. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2015		November 30, 2014
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.3353		1.0620
	$	$	$	$
Assets
Cash	116,096	86,991	510,459	446,205
	116,096	86,994	510,459	446,205
Liabilities
Accounts payable	1,372,196	1,027,631	379,014	331,306
Employee cost payable	233,906	175,172	207,297	181,204
Capital lease	48,231	36,120	25,538	22,323
	1,654,332	1,238,922	611,849	534,833
Net exposure	(1,538,236)	(1,151,979)	(101,390)	(88,628)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2015:

	November 30, 2015
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	3,027,974	-	-	-	-	3,027,974
Accrued liabilities	454,290	-	-	-	-	454,290
Capital lease	4,910	5,045	5,182	5,323	15,660	36,120
Related parties
Employee costs payable	175,172	-	-	-	-	175,172
Convertible debenture	1,515,770	-	-	-	-	1,515,770
	5,178,117	5,045	5,182	5,323	15,660	5,209,326

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2015 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12.	Description of Securities Other than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

None.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

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

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2015. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2015 that occurred during the year ended November 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In fiscal 2016, we anticipate transitioning from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2015. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2015.

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

Attestation of Internal Control over Financial Reporting

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management’s report is not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002

Item 16A.	Audit Committee Financial Expert

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

Item 16B.	Code of Ethics

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2015, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

Item 16C.	Principal Accountant Fees and Services

Our auditor is Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7. Deloitte is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, the rules and standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States) and the securities laws and regulations administered by the SEC.

The aggregate amounts billed by our auditors to us for the years ended November 30, 2015 and 2014 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2015	2014
Audit Fees(1)	C$361,658	C$362,566
Audit-Related Fees(2)	-	50,290
Tax Fees(3)	38,160	27,298
Total Fees	C$399,818	C$440,154

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements and reviews of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.
(2)	Audit-related fees consist of consultation on accounting and disclosure matters.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2015 and 2014, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III.

Item 17.	Financial Statements

See Item 18 below.

Item 18.	Financial Statements

Consolidated financial statements of

Intellipharmaceutics

International Inc.

November 30, 2015, 2014 and 2013

Intellipharmaceutics International Inc.

November 30, 2015, 2014 and 2013

Deloitte LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) as of November 30, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ (deficiency) equity for each of the years in the three-year period ended November 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

February 26, 2016

Intellipharmaceutics International Inc.

Consolidated balance sheets

As at November 30, 2015 and 2014

(Stated in U.S. dollars)

	2015	2014

	$	$

Assets
Current
Cash	1,755,196	4,233,975
Accounts receivable, net (Note 4)	478,674	1,011,133
Investment tax credits	458,021	324,986
Prepaid expenses, sundry and other assets	229,225	414,663
	2,921,116	5,984,757

Deferred offering costs (Note 10)	543,745	271,381
Property and equipment, net (Note 5)	1,759,438	1,618,897
	5,224,299	7,875,035

Liabilities
Current
Accounts payable	3,027,974	668,069
Accrued liabilities (Note 6)	454,290	675,487
Employee costs payable (Note 8)	175,172	181,204
Current portion of capital lease obligations (Note 9)	20,460	21,449
Convertible debenture (Note 7)	1,518,429	1,377,302
	5,196,325	2,923,511

Capital lease obligations (Note 9)	15,660	42,160
Deferred revenue (Note 3)	150,000	-
	5,361,985	2,965,671

Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
24,244,050 common shares (2014 - 23,456,611)	21,481,242	18,941,067
Additional paid-in capital	30,969,093	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(52,872,442)	(45,436,054)
	(137,686)	4,909,364
Contingencies (Note 16)
	5,224,299	7,875,035

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss for the years ended November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

	2015	2014	2013
	$	$	$

Revenues
Licensing (Note 3)	4,093,781	8,415,540	1,481,719
Milestone (Note 3)	-	354,153	43,209
Other incidental services	-	-	2,546
	4,093,781	8,769,693	1,527,474

Expenses
Research and development	7,247,473	8,020,201	5,076,236
Selling, general and administrative	3,581,913	3,900,803	2,873,091
Depreciation (Note 5)	377,849	381,385	396,814
	11,207,235	12,302,389	8,346,141

Loss from operations	(7,113,454)	(3,532,696)	(6,818,667)

Fair value adjustment of derivative liabilities	-	-	(3,889,683)
Financing expense (Note 10)	-	-	(115,056)
Net foreign exchange gain (loss)	46,211	10,896	(359,554)
Interest income	1,507	4,898	2,839
Interest expense	(256,629)	(339,451)	(314,896)
Extinguishment loss (Note 7)	(114,023)	-	-
Net loss	(7,436,388)	(3,856,353)	(11,495,017)
Other comprehensive income (loss)
Foreign exchange translation adjustment	-	-	524,431
Comprehensive loss	(7,436,388)	(3,856,353)	(10,970,586)

Loss per common share, basic and diluted	(0.31)	(0.17)	(0.58)

Weighted average number of common shares outstanding, basic and diluted	23,767,677	23,050,618	19,671,093

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of shareholders' equity (deficiency)

for the years ended November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$

Balance, November 30, 2012	17,906,937	6,128,697	22,428,120	(240,010)	(30,084,684)	(1,767,877)
Issuance of common shares (Note 10)	3,315,000	5,460,892	-	-	-	5,460,892
Share issuance cost (Note 10)	-	(857,278)	-	-	-	(857,278)
Stock options to employees (Note 11)	-	-	1,017,908	-	-	1,017,908
Stock options to non-management board members (Note 11)	-	-	135,974	-	-	135,974
DSU's to non-management board members (Note 12)	-	-	39,547	-	-	39,547
Shares issued for options exercised (Note 11)	3,500	8,459	(2,494)	-	-	5,965
Issuance of shares on exercise of warrants (Note 14)	205,175	980,382	-	-	-	980,382
Other comprehensive gain (net of tax - $Nil)	-	-	-	524,431	-	524,431
Net loss	-	-	-	-	(11,495,017)	(11,495,017)
Cancellation on shares exchanged	(1)	-	-	-	-	-
	3,523,674	5,592,455	1,190,935	524,431	(11,495,017)	(4,187,196)

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 14)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 7)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 12)	-	-	20,807	-	-	20,807
Stock options to employees (Note 11)	-	-	1,748,607	-	-	1,748,607
Shares issued for options exercised (Note 11)	48,000	168,693	(51,709)	-	-	116,984
Proceeds from at-the-market financing (Note 10)	1,689,500	6,571,673	-	-	-	6,571,673
Share issuance cost (Note 10)	-	(811,887)	-	-	-	(811,887)
Issuance of shares on exercise of warrants (Note 14)	288,500	1,291,436	(510,216)	-	-	781,220
Adjustment of conversion option in convertible debenture (Note 7)	-	-	126,414			126,414
Net loss	-	-	-	-	(3,856,353)	(3,856,353)
	2,026,000	7,219,915	7,500,875	-	(3,856,353)	10,864,437

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
DSU's to non-management board members (Note 12)	-	-	29,056	-	-	29,056
Stock options to employees (Note 11)	-	-	417,818	-	-	417,818
Shares issued for options exercised (Note 11)	91,000	300,869	(132,907)	-	-	167,962
Proceeds from at-the-market financing (Note 10)	471,439	1,290,168	-	-	-	1,290,168
Share issuance cost (Note 10)	-	(78,166)	-	-	-	(78,166)
Issuance of shares on exercise of warrants (Note 14)	225,000	1,027,304	(464,804)	-	-	562,500
Net loss	-	-	-	-	(7,436,388)	(7,436,388)
	787,439	2,540,175	(150,837)	-	(7,436,388)	(5,047,050)

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of cash flows

for the years ended November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

	2015	2014	2013
	$	$	$

Net loss	(7,436,388)	(3,856,353)	(11,495,017)
Items not affecting cash
Depreciation (Note 5)	377,849	381,385	396,814
Stock-based compensation (Note 11)	417,818	1,748,607	1,153,882
Deferred share units (Note 12)	29,056	20,807	39,547
Fair value adjustment of derivative liabilities	-	-	3,889,683
Accreted interest (Note 7)	27,103	127,261	96,556
Loss on extinguishment (Note 7)	114,023	-	-
Unrealized foreign exchange loss (gain)	(81,063)	3,057	306,625

Change in non-cash operating assets & liabilities
Accounts receivable	532,459	464,611	(1,472,966)
Investment tax credits	(133,035)	(145,436)	106,744
Prepaid expenses, sundry and other assets	185,438	(102,130)	(181,402)
Accounts payable and accrued liabilities	2,034,576	(356,722)	232,738
Deferred revenue	150,000	-	-
Cash flows used in operating activities	(3,782,164)	(1,714,913)	(6,926,796)

Financing activities
Repayment of related party loans (Note 7)	-	(739,208)	-
Repayment of capital lease obligations	(27,489)	(53,557)	(49,989)
Issuance of shares on exercise of stock options (Note 11)	167,962	116,984	5,965
Issuance of common shares on at-the-market financing, gross (Note 10)	1,290,168	6,571,673	-
Proceeds from issuance of shares and warrants, gross (Note 10)	-	-	6,196,800
Proceeds from issuance of shares on exercise of warrants (Note 14)	562,500	781,220	511,743
Proceeds from convertible debenture (Note 7)	-	-	1,500,000
Share issuance cost (Note 10)	(259,276)	(719,837)	(836,099)
Cash flows provided from financing activities	1,733,865	5,957,275	7,328,420

Investing activity
Purchase of property and equipment	(430,480)	(768,973)	(122,017)

Cash flows used in investing activities	(430,480)	(768,973)	(122,017)

Effect of foreign exchange (gain) loss on cash held in foreign currency	-	-	(16,037)

(Decrease) increase in cash and cash equivalents	(2,478,779)	3,473,389	263,570
Cash and cash equivalents, beginning of year	4,233,975	760,586	497,016

Cash and cash equivalents, end of year	1,755,196	4,233,975	760,586

Supplemental cash flow information
Interest paid	179,878	213,637	176,311
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

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

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $7,436,388 for the year ended November 30, 2015 (2014 - $3,856,353; 2013 - $11,495,017), and has an accumulated deficit of $52,872,442 as at November 30, 2015 (November 30, 2014 - $45,436,054). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward. In the event that the Company does not obtain sufficient additional capital, these conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will likely require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

1.	Nature of operations (Continued)

Going concern (continued)

product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

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

November 30, 2015, 2014 and 2013

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

The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013 the warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(h)	Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

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

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Revenue recognition (continued)

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized milestone revenue of $Nil (2014 - $354,153; 2013 – $43,209) upon achievement of the milestone.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2015, the Company received an amount of $150,000 (2014 - $Nil), and recorded it as deferred revenue, as it did not meet the criteria for recognition.

Other incidental services

Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(k)	Income taxes (continued)

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

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the Debenture is discussed in Note 3(g) and 3(h) above. The change in functional currency resulted in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

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

The Company’s reporting currency in the year ended November 30, 2015, 2014 and 2013 was the U.S. dollar.

(n)	Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(n)	Stock-based compensation (continued)

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

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of shareholders equity (deficiency).

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,128,082, 7,149,283 and 7,034,647 common shares of the Company during fiscal 2015, 2014, and 2013, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2015, 2014 and 2013 as the effect would be anti-dilutive.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(r)	Fair value measurement (continued)

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(s)	Future Accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU No.2015-14, which defers the effective date of the FASB’s revenue standard, ASU No. 2014-09, by one year for all entities and permits early adoption on a limited basis. The standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted.The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In February, 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(s)	Future Accounting pronouncements (continued)

(collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU No. 2015-02 is effective for periods beginning after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2015 the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” as part of its simplification initiative. Under the ASU, organizations that present a classified balance sheet are required to classify all deferred taxes as noncurrent assets or noncurrent liabilities. ASU No. 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In January 2016, the FASB issued ASU 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

4.	Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2015 and November 30, 2014. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

5.	Property and equipment

		November 30, 2015
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	293,870	214,525	79,345
Computer software	124,151	110,860	13,291
Furniture and fixtures	129,860	104,089	25,771
Laboratory equipment	3,483,398	1,968,088	1,515,310
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	155,203	121,097
Computer equipment under capital lease	76,458	71,834	4,624
	5,526,159	3,766,721	1,759,438

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

5.	Property and equipment (Continued)

		November 30, 2014
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	247,335	196,237	51,098
Computer software	119,151	99,027	20,124
Furniture and fixtures	126,690	98,406	28,284
Laboratory equipment	3,019,713	1,658,299	1,361,414
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	124,928	151,372
Computer equipment under capital lease	76,458	69,853	6,605
	5,007,769	3,388,872	1,618,897

Depreciation for the year ended November 30, 2015 was $377,849 (2014 -$381,385; 2013 - $396,814).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2015, the Company recorded a $Nil write-down of long-lived assets (2014 - $Nil; 2013 – $Nil).

6.	Accrued liabilities

	November 30, 2015	November 30, 2014
	$	$

Professional fees	163,552	349,957
Other	290,738	325,530
	454,290	675,487

7.	Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2015	November 30, 2014
	$	$
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly	1,518,429	1,377,302

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

7.	Due to related parties (continued)

Convertible debenture

the Debenture. The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

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

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original convertible Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the convertible Debenture has been recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the convertible Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the convertible Debenture over the remaining life of the Debenture using an imputed rate of interest.

Accreted interest expense during the year ended November 30, 2015 is $27,103 (2014 - $127,261; 2013 - $96,556), and has been included in the consolidated statements of operations and comprehensive loss.

In addition, the coupon interest on the Debenture for the year ended November 30, 2015 is $179,878 (2014 - $179,877; 2013 - $159,671), and has also been included in the consolidated statements of operations and comprehensive loss.

Effective December 8, 2015, the January 1, 2016 maturity date for the Debenture was extended to July 1, 2016.

8.	Employee costs payable

As at November 30, 2015, the Company had $175,172 (2014 - $181,204) accrued vacation payable to certain employees. These balances are due on demand and therefore presented as current liabilities.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

9.	Lease obligations

On December 1, 2015 the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2015:

Year ending November 30,	Capital Lease	Operating Lease
	$	$

2016	23,366	152,072
2017	16,322	179,736
2018	-	179,736
2019	-	179,736
2020	-	179,736
	39,688	871,016
Less: amounts representing interest at 14%	3,568	-
	36,120	871,016
Less: current portion	20,460	179,736
Balance, long-term portion	15,660	691,280

10.	Capital stock

Authorized, issued and outstanding

(a)	The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2015 the Company has 24,244,050 (2014 - 23,456,611; 2013 – 21,430,611) common shares issued and outstanding, and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,781,312 (2014 - 5,997,751) common shares or approximately 24% (2014 – 26%; 2013 – 28%) of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding

(b)	In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $389,289 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,531 and were recorded in the consolidated statements of operations and comprehensive loss.

(c)	In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,350 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $467,989 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,525 and were recorded in the consolidated statements of operations and comprehensive loss.

(d)	In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company receives from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering. Direct costs related to the facility of $311,640 (2014 - $392,110; 2013 - $419,777) incurred in the year ended November 30, 2015 were recorded as deferred cost of which $78,166 (2014 - $392,110; 2013 - $419,777) were recorded as share issuance costs against the cost of the shares issued and recognized in capital stock as at November 30, 2015. An aggregate of 1,689,500 common shares were sold for net proceeds of $6,390,670 in the year ended November 30, 2014. During the year ended November 30, 2015, an aggregate of 471,439 (2014 – 1,689,500) of our common shares were sold on NASDAQ for gross proceeds of $1,290,168 (2014 - $6,571,673) and net proceeds of $1,254,178 (2014 - $6,390,670) under the at-the-market offering program. The Company may in the future offer and sell its common shares with an aggregate purchase price of up to $8,938,160 pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

(e)	Direct costs in the amount of $271,381 related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance cost against share offerings.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

11.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,424,405 based on the number of issued and outstanding common shares as at November 30, 2015. As at November 30, 2015, 2,298,067 options are outstanding and there were 126,338 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,658,364 performance-based stock options have vested as of November 30, 2015. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. These options were outstanding as at November 30, 2015.

In the year ended November 30, 2015, 355,000 (2014 – 479,001; 2013 – 391,000) stock options were granted to management, directors and employees.

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

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30, 2015	November 30, 2014	November 30, 2013

Volatility	68.6%	55.0%	64.0%
Risk-free interest rate	0.580%	1.45%	1.00%
Expected life (in years)	5.00	5.60	7.00
Dividend yield	-	-	-
The weighted average grant date fair value per options granted	$1.66	$2.10	$1.05

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

11.	Options (continued)

Details of stock option transactions are as follows:

	November 30, 2015			November 30, 2014			November 30, 2013
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	4,858,208	3.96	2.21	4,455,072	3.97	2.21	4,139,059	4.86	2.76
Granted	355,000	2.52	1.66	479,001	3.86	2.10	391,000	1.81	1.05
Exercised	(91,000)	2.34	1.86	(48,000)	2.45	1.07	(3,500)	1.81	0.09
Forfeiture	(60,168)	-	-	(27,832)	-	-	(67,000)	-	-
Expired	(33)	770.13	493.31	(33)	709.18	709.18	(4,487)	654.48	403.93
Balance at end of period	5,062,007	3.89	2.21	4,858,208	3.96	2.21	4,455,072	3.97	2.21

Options exercisable, end of year	3,812,930	4.01	2.35	3,640,381	4.09	2.40	3,321,830	4.09	2.41

As of November 30, 2015, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

					Options outstanding			Options exercisable
Exercise price			Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
				$		$		$	$

	Under	2.50	-	-	-	-	-	-	-
2.51	-	5.00	5,022,335	3.39	1.20	1.79	3,773,258	3.33	1.84
5.01	-	10.00	-	-	-	-	-	-	-
10.01	-	100.00	35,703	39.75	1.87	31.19	35,701	39.75	31.19
300.00	-	500.00	3,971	331.15	0.31	223.52	3,971	331.15	223.52
500.01	-	1,000.00	-	-	-	-	-	-	-
			5,062,009	3.96			3,812,930	4.01

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2015 is approximately $2,482,528 (2014 - $2,482,528). During the year ended November 30, 2013, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended November 30, 2013.

For the year ended November 30, 2015, 91,000 options were exercised for a cash consideration of $167,962. For the year ended November 30, 2014, 48,000 options were exercised for a cash consideration of $116,984. For the year ended November 30, 2013, 3,500 options were exercised for a cash consideration of $5,965.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

11.	Options (continued)

The following table summarizes the components of stock-based compensation expense.

	November 30, 2015	November 30, 2014	November 30, 2013
	$	$	$

Research and development	152,231	1,270,307	837,206
Selling, general and administrative	265,587	478,300	316,676
	417,818	1,748,607	1,153,882

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2015 (2014 – 3%; 2013 - Nil).

12.	Deferred share units

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

During the year ended November 30, 2015, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2015, 60,002 DSUs are outstanding and 49,998 DSUs are available for grant under the DSU Plan.

	November 30, 2015		November 30, 2014		November 30, 2013
	$	shares	$	shares	$	shares

Additional paid in capital	29,056	10,993	20,807	5,968	39,547	20,591
Accrued liability	8,051	4,272	3,759	1,338	9,181	2,325

13.	Restricted share units

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

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

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

The following table provides information on the 5,429,300 warrants outstanding and exercisable as of November 30, 2015:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

Series A Warrants	2.50	2,835,000	February 1, 2016	1,417,500
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		5,429,300		2,066,075

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

14.	Warrants (continued)

During the year ended November 30, 2015, there were cash exercises in respect of 450,000 warrants (2014 – 481,000) and no cashless exercise (2014 – Nil) of warrants, resulting in the issuance of 225,000 (2014 – 288,500) and Nil (2014 – Nil) common shares, respectively. For the warrants exercised the Company recorded a charge to capital stock of $1,027,304 (2014 - $1,291,436) comprised of proceeds of $562,500 (2014 - $781,220) and the associated amount of $464,804 (2014 -510,216) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	Series A Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2014	3,285,000	1,724,300	870,000	5,879,300
Exercised	(450,000)	-	-	(450,000)
Outstanding, November 30, 2015	2,835,000	1,724,300	870,000	5,429,300

	Series A Warrants	Placement Agents Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2013	3,670,000	96,000	1,724,300	870,000	6,360,300
Exercised	(385,000)	(96,000)	-	-	(481,000)
Outstanding, November 30, 2014	3,285,000	-	1,724,300	870,000	5,879,300

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30, 2015	November 30, 2014	November 30, 2013
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(1,970,643)	(1,021,934)	(3,046,180)
Increase (decrease) in income taxes
Non-deductible expenses/ non-taxable income	164,723	417,879	1,446,008
Change in valuation allowance	1,804,406	(995,957)	1,248,045
Difference in net income before taxes between Canadian and U.S dollar	-	160,316	-
Investment tax credit	(168,591)	(9,114)	(164,308)
Financing costs booked to equity	(23,348)	(208,271)	(307,262)
FCR Election	(253,856)	-	-
Foreign exchange change	-	985,544	746,667
True up of tax returns	(15,991)	82,939	77,030
Tax loss expired, etc	463,300	588,598	-
	-	-	-

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

15.	Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30, 2015	November 30, 2014	November 30, 2013
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	6,019,380	6,528,099	6,831,991
Book and tax basis differences on assets and liabilities	2,854,916	1,006,667	992,378
Other	-	47,180	37,136
Ontario harmonization tax credit	-	371,160	399,831
Investment tax credit	-	2,327,722	2,324,856
Undeducted research and development expenditures	5,394,426	2,183,486	2,180,640
	14,268,722	12,464,314	12,766,832
Valuation allowances for deferred tax assets	(14,268,722)	(12,464,314)	(12,766,832)
Net deferred tax assets	-	-	-

At November 30, 2015, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2028	(82,315)
2029	(555,540)
2030	(3,373,079)
2031	(5,532,739)
2032	(5,750,052)
2033	(4,562,538)
2034	(149,927)
2035	(2,634,824)
(22,641,014)

United States Federal income tax losses expiring in the year ended November 30,
$

2025	(15,911)
2026	(34,523)
2032	(5,312)
(55,746)

At November 30, 2015, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $12,408,000 (2014 - $10,215,000) which can be carried forward indefinitely.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

15.	Income taxes (continued)

As at November 30, 2014, the Company had approximately $371,000 of Ontario harmonization credits, which will expire in the November 30, 2015 taxation year.

At November 30, 2015, the Company had approximately $2,710,000 (2014 - 2,328,000) of unclaimed ITCs which expire from 2025 to 2035. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2015 or November 30, 2014.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2008 to 2015 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2015, 2014 and 2013 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2015 and 2014.

The Company had no unrecognized tax benefits in 2015, 2014 and 2013, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2015, and continuing as at February 25, 2016, the Company is not aware of any pending or threatened material litigation claims against the Company, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement as the likelihood of payment is considered by management to be remote.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (desvenlafaxine extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The above-noted litigation has been settled effective September 21, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

17.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

(b)	The total net loss related to the conversion option and warrant liability has been recorded under fair value adjustment derivative liabilities on the consolidated statements of operations and comprehensive loss.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2015		November 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Convertible debt(iii)	1,518,429	1,481,663	1,377,302	1,379,808

(iii)	The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2015	November 30, 2014
	$	$

Total accounts receivable	478,674	1,011,133
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	478,674	1,011,133

Not past due	453,662	982,313
Past due for more than 31 days but no more than 60 days	5,003	5,950
Past due for more than 91 days but no more than 120 days	20,009	22,870
Total accounts receivable, net	478,674	1,011,133

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2015

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

and November 30, 2014, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2015		November 30, 2014
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3353		1.1440
	$	$	$	$

Assets
Cash	116,096	86,944	510,459	446,205
	116,096	86,944	510,459	446,205
Liabilities
Accounts payable	1,372,196	1,027,631	379,014	331,306
Employee cost payable	233,906	175,172	207,297	181,204
Capital lease	48,231	36,120	25,538	22,323
	1,654,332	1,238,923	611,849	534,833
Net exposure	(1,538,236)	(1,151,979)	(101,390)	(88,628)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2015:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(d)	Liquidity risk (continued)

	November 30, 2015
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	3,027,974	-	-	-	-	3,027,974
Accrued liabilities	454,290	-	-	-	-	454,290
Capital lease (note 9)	4,910	5,045	5,182	5,323	15,660	36,120
Related parties
Employee costs payable (Note 8)	175,172	-	-	-	-	175,172
Convertible debenture (Note 7)	1,515,770	-	-	-	-	1,515,770
	5,178,116	5,045	5,182	5,323	15,660	5,209,326

18.	Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30, 2015	November 30, 2014	November 30, 2013
	$	$	$

Revenue
United States	4,093,781	8,769,693	1,527,474
	4,093,781	8,769,693	1,527,474

Total assets
Canada	5,224,299	7,875,035	4,379,501

Total property and equipment
Canada	1,759,438	1,618,897	1,231,309

Item 19.	Exhibits

EXHIBIT INDEX

Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(6)
1.2	By-laws of the Company	(6)
4.1	IPC Arrangement Agreement	(6)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(6)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi	(6)
4.51	Securities purchase agreement for February 1, 2011 private placement	(5)
4.52	Registration rights agreement for February 1, 2011 private placement	(5)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(5)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(7)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54	(7)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(4)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(4)
4.58	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013	(8)
4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.58)	(8)
4.6	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 4.58)	(8)
4.61	Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013	(9)
4.62	Form of Warrants	(9)
4.63	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013	(10)
4.64 (†)	License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013	(3)
4.65	Fifth Amendment to Lease Agreement dated November 28, 2014 between Finley W. McLachlan Properties Inc. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada	(2)
4.66	Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(2)
4.67	Indenture of Lease dated as of December 1, 2015 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 22 Worcester Road and 30 Worcester Road, Toronto, Ontario, Canada	(1)
4.68	Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(1)
4.69	Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(6)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange	(1)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)

102

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		(1)
15.1	Consent of Independent Registered Public Accounting Firm		(1)
101	XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2015, formatted in XBRL:		(1) (11)

	(i)	Consolidated balance sheets as at November 30, 2015 and 2014

	(ii)	Consolidated statements of operations and comprehensive loss for the years ended November 30, 2015, 2014 and 2013

	(iii)	Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2015, 2014 and 2013

	(iv)	Consolidated statements of cash flows for the years ended November 30, 2015, 2014 and 2013

	(v)	Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2015.
(2)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2014, as filed on February 27, 2015.
(3)	Incorporated herein by reference to the Company’s Amendment No. 1 on Form 20-F/A for the fiscal year ended November 30, 2013 as filed on April 14, 2014.
(4)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013.
(5)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.

(6)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.
(7)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.
(8)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2013 as filed on March 19, 2013.
(9)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of July 2013 as filed on July 26, 2013 (SEC Accession No. 0001171843-13-002968).
(10)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013.
(11)	XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

† Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

103

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Domenic Della Penna

Domenic Della Penna
Chief Financial Officer (Principal Financial Officer),
Intellipharmaceutics International Inc.
March 18, 2016

104