Form 20-F
Intellipharmaceutics International Inc.
filed 2017-02-28
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
[_]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2016
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
None
As of November 30, 2016, the registrant had 29,789,992 common shares outstanding.
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
Yes [_]   No [X]

TABLE OF CONTENTS
 Page
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
	A. Directors and senior management	4
	B. Advisors	4
	C. Auditors	4
Item 2.	Offer Statistics and Expected Timetable	4
	A. Offer statistics	4
	B. Method and expected timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	5
	C. Reasons for the Offer and use of Proceeds	5
	D. Risk Factors	5
Item 4.	Information on the Company	25
	A. History and Development of the Company	25
	B. Business Overview	26
	C. Organizational Structure	46
	D. Property, Plant and Equipment	46
Item 4A.	Unresolved Staff Comments	47
Item 5.	Operating and Financial Review and Prospects	47
	A. Operating Results	47
	B. Liquidity and Capital Resources	52
	C. Research and development, patents, and Licenses, etc	55
	D. Trend Information	56
	E. Off-balance sheet arrangements	57
	F. Tabular disclosure of contractual obligations	57
	G. Safe Harbor	57
Item 6.	Directors, Senior Management and Employees	57
	A. Directors and Senior Management	57
	B. Compensation	59
	C. Board Practices	68
	D. Employees	72
	E. Share Ownership	73
Item 7.	Major Shareholders and related Party Transactions	81
	A. Major Shareholders	81
	B. Related Party Transactions	81
Item 8.	Financial Information	82
	A. Consolidated Statements and Other Financial Information	82
	B. Significant changes	82
Item 9.	The Offer and Listing	82
Item 10.	Additional Information	83
	A. Share Capital	83
	B. Articles and By-Laws	87
	C. Material Contracts	89
	D. Exchange Controls	90
	E. Taxation	90
	F. Dividends and Paying Agents	99
	G. Statement by Experts	99
	H. Documents on Display	99
	I. Subsidiary Information	99
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	99
Item 12.	Description of Securities Other than equity Securities	101

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.
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
●
the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
●
our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
●
the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
●
the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
●
our selection and licensing of products and product candidates;
●
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
●
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
●
our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
●
the rate and degree of market acceptance of our products;
●
delays that may be caused by changing regulatory requirements;
●
the difficulty in predicting the timing of regulatory approval and launch of competitive products;
●
the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
●
the inability to forecast wholesaler demand and/or wholesaler buying patterns;
●
the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
●
the timing and amount of insurance reimbursement for our products;

●
changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;
●
changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
●
the success and pricing of other competing therapies that may become available;
●
our ability to retain and hire qualified employees;
●
the availability and pricing of third-party sourced products and materials;
●
challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;
●
the manufacturing capacity of third-party manufacturers that we may use for our products;
●
the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses;
●
difficulties, delays or changes in the FDA approval process or test criteria for abbreviated new drug applications (“ANDAs”) and new drug applications (“NDAs”);
●
challenges in securing final FDA approval for our product candidates, including Rexista™ in particular, if a patent infringement suit is filed against us, which could delay the FDA’s final approval of such product candidates;
●
healthcare reform measures could hinder or prevent the commercial success of our products and product candidates;
●
the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties;
●
risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
●
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
In this annual report, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.
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

PART I.
Item 1.
Identity of Directors, Senior Management and Advisers
A.
Directors and senior management
Not applicable.
B.
Advisers
Not applicable
C.
Auditors
Not applicable
Item 2.
Offer Statistics and Expected Timetable
A.
Offer statistics
Not applicable
B.
Method and expected timetable
Not applicable
Item 3.
Key Information
A.
Selected Financial Data
The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2016, 2015, 2014, 2013, and 2012. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.
(in thousands of U.S. dollars, except for per share data)
	As at and for the year ended November 30, 2016	As at and for the year ended November 30, 2015	As at and for the year ended November 30, 2014	As at and for the year ended November 30, 2013	As at and for the year ended November 30, 2012
	$	$	$	$	$
Revenue	2,247	4,094	8,770	1,527	107
Loss for the period	(10,144)	(7,436)	(3,856)	(11,495)	(6,137)
Total assets	7,974	5,224	7,875	4,380	2,475
Total liabilities	6,858	5,362	2,966	10,335	4,243
Net assets	1,116	(138)	4,909	(5,955)	(1,768)
Capital stock	29,831	21,481	18,941	11,721	6,129
Loss per share - basic and diluted	(0.38)	(0.31)	(0.17)	(0.58)	(0.36)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	26,700	23,768	23,051	19,671	17,259

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2012, 2013, 2014, 2015 and 2016. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.
AVERAGE
2012	0.9977
2013	1.0241
2014	0.9115
2015	0.7934
2016	0.7532

The following table sets forth the high and low exchange rates for each month during the previous six months.
	LOW	HIGH
August 2016	0.7587	0.7828
September 2016	0.7548	0.7786
October 2016	0.7461	0.7631
November 2016	0.7363	0.7498
December 2016	0.7377	0.7622
January 2017	0.7442	0.7675
February 2017 (through February 27, 2017)	0.7680	0.7595

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada. At February 27, 2017, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.7597.
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
Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As more fully discussed under “Item 5. Operating and Financial Review and Prospects - B. “Liquidity and Capital Resources,” as of November 30, 2016, we had a cash balance of $4.1 million. As of February 27, 2017, our cash balance was $2.7 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. However, we may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, we expect revenues to improve as we prepare for the launch of our tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of the first filer exclusivity periods of Par Pharmaceutical, Inc. (“Par”) and Accord Healthcare (“Accord”) in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of our at-the-market offering program (see “Share Capital – Prior Sales”, in Item 10, below for a further description of our at-the-market offering program), from potential revenues from the sales of our tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.
The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercialization partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”), or NDAs at all or in time to competitively market our products or product candidates.
Delays, suspensions and terminations in our preclinical studies and clinical trials could result in increased costs to us and delay our ability to generate product revenues.
The commencement of clinical trials can be delayed for a variety of reasons, including delays in:
●
demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
●
reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;
●
manufacturing sufficient quantities of a drug candidate;
●
obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;
●
patient enrollment; and
●
for controlled substances, obtaining specific permission to conduct a study, and obtaining import and export permits to ship study samples.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:
●
the number of patients that participate in the trial;
●
the length of time required to enroll suitable subjects;
●
the duration of patient follow-up;
●
the number of clinical sites included in the trial;
●
changes in regulatory requirements or regulatory delays or clinical holds requiring suspension or termination of the trials;
●
delays, suspensions or termination of clinical trials due to the institutional review board overseeing the study at a particular site;
●
failure to conduct clinical trials in accordance with regulatory requirements;
●
unforeseen safety issues, including serious adverse events or side effects experienced by participants; and
●
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
We have incurred net losses from inception through November 30, 2016 and had an accumulated deficit of $63,016,019 as of such date and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.
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
The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for “Prior Approval Supplements,” and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.
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
There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an ANDA or 505(b)(2) NDA for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge prevents FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face and have faced such challenges and may continue to do so in the future.
Our NDA seeking authorization to market our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths was filed under Paragraph IV of the Hatch-Waxman Act, as amended. The FDA has accepted the filing for further review. We have, within the period provided in Paragraph IV, notified the brand owner of Oxycontin®, and all holders of patents associated with the branded product Oxycontin® (the “Oxycontin® patents”) listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), that we have filed an NDA with the FDA for marketing approval for Rexista™, and have certified that Rexista™ would not infringe the Oxycontin® patents or that the Oxycontin® patents are invalid. This notice may give rise, within a prescribed time of 45 days, to patent infringement litigation against us by the owner of the branded product Oxycontin® and by the holders of the Oxycontin® patents. If such litigation is instituted within the prescribed time limits, the FDA will be stayed for 30 months from the date of such notice from granting final marketing approval to us for Rexista™, unless prior to the expiry of such 30 months all parties settle the litigation in such way as to permit the marketing of Rexista™ (if then approved), or there is a final decision of the courts that either the Oxycontin® patents were not valid or that Rexista™ did not infringe the Oxycontin® patents.
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
●
for ANDA candidates, bioequivalence studies results may not meet regulatory requirements or guidelines for the demonstration of bioequivalence;
●
for NDA candidates, a product may not demonstrate acceptable large-scale clinical trial results, even though it demonstrated positive preclinical or initial clinical trial results;
●
for NDA candidates, a product may not be effective in treating a specified condition or illness;
●
a product may have harmful side effects on humans;
●
products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;
●
changes in the approval process of the FDA or other regulatory bodies during the development period or changes in regulatory review for each submitted product application may also cause delays in the approval or result in rejection of an application;
●
difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;
●
manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and
●
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
We have invested significant time and effort in the development of our lead ANDA product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA (as defined below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. Under a license and commercialization agreement between us and Par (as amended, the “Par agreement”), we receive quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. We expect sales of the 25 and 35 mg strength to improve our revenues significantly in 2017. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized. We depend significantly on the actions of our commercialization partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and recently received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets), and our generic Glucophage® XR, for the 500 and 750 mg strengths, and tentative approval for all strengths of our generic Seroquel XR® (quetiapine fumarate extended release) which is partnered with Mallinckrodt LLC (“Mallinckrodt”), the majority of the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our generic Keppra XR® product strengths that have been recently approved by the FDA. We are also actively evaluating options to realize commercial returns from the new approval of our generic Glucophage® XR.
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
We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure appropriate product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit regarding one or more of our product candidates could delay final FDA approval of such candidates. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.
Our products may not achieve expected levels of market acceptance, thereby limiting our potential to generate revenue.
Even if we are able to obtain regulatory approvals for our product candidates, the success of any of our products will be dependent upon market acceptance. Levels of market acceptance for any products marketed by us could be affected by several factors, including:
●
the availability of alternative products from competitors;
●
the prices of our products relative to those of our competitors;
●
the timing of our market entry;

●
the ability to market our products effectively at the retail level; and
●
the acceptance of our products by government and private formularies.
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
●
delays in patient enrollment, and variability in the number and types of patients available for clinical trials;
●
regulators or institutional review boards may not allow us to commence or continue a clinical trial;
●
our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;
●
delays or failures in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;
●
risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;
●
difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;
●
poor effectiveness of product candidates during clinical trials;
●
safety issues, including adverse events associated with product candidates;
●
the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;
●
governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and
●
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
●
Difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as with shortages of qualified personnel;
●
The failure to establish and follow cGMP and to document adherence to such practices;
●
The need to revalidate manufacturing processes and procedures in accordance with FDA and other nationally mandated cGMPs and potential prior regulatory approval upon a change in contract manufacturers;
●
Failure to perform as agreed or to remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully;
●
The potential for an untimely termination or non-renewal of contracts; and
●
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
Our financial results are reported in U.S. dollars and our revenues are payable in U.S. dollars, but the majority of our expenses are payable in Canadian dollars. There may be instances where we have net foreign currency exposure. Any fluctuations in exchange rates will impact our financial results.
We are exposed to risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.
If our third-party commercialization partners, from whom we receive revenues, are unable or unwilling to supply necessary or sufficient documentation to support the revenue numbers in our financial statements in a timely manner to the satisfaction of our auditors, this may lead to delays in the timely publication of our financial results, our ability to obtain an auditor’s report on our financial statements and our possible inability to access the financial markets during the time our results remain unpublished.
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
Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 19.17% of our issued and outstanding common shares as of February 27, 2017 (and collectively beneficially owned in the aggregate approximately 28.2% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the debenture in respect of the loan to us in the original principal amount of $1,500,000 by Drs. Isa and Amina Odidi (the “Debenture”), of which $1,350,000 remains outstanding, that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.
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
“Comprehensive tax reform” remains a topic of discussion in the United States Congress. Such legislation could significantly alter the existing Code. We cannot predict whether, when, or to what extent U.S. federal tax laws, regulations, interpretations, or rulings will be issued, nor is the long-term impact of proposed comprehensive tax reforms known at this time. We could be adversely affected by changes as a result of comprehensive tax reform.

Risks related to our Industry
Generic drug manufacturers will increase competition for certain products and may reduce our expected royalties.
Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily RexistaTM product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets), the prices at which such of our products are sold and the revenues we may receive could be reduced.
Revenues from generic pharmaceutical products typically decline as a result of competition, both from other pharmaceutical companies and as a result of increased governmental pricing pressure.
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
In addition, intense pressure from government healthcare authorities to reduce their expenditures on prescription drugs could result in lower pharmaceutical pricing, causing decreases in our revenues.
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
Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista™ (abuse-deterrent oxycodone hydrochloride extended release tablets), are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labeling, distribution, cross-border imports and promotion of pharmaceutical products as well as environmental, safety and health regulations.
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
The manufacturing, distribution, processing, formulation, packaging, labeling, cross-border importation and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency in the U.S., and Health Canada and Canada Border Services Agency in Canada, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and Health Canada and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s or Health Canada’s review of NDAs, ANDAs or ANDSs, as the case may be, enforcement actions, injunctions and civil or criminal prosecution.
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
Healthcare reform measures could hinder or prevent the commercial success of our products and product candidates.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenues and potential profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services.  An example of this is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the Affordable Care Act.  In addition, other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted.

There is also increasing legislative attention to opioid abuse in the U.S., including passage of the 2016 Comprehensive Addiction and Recovery Act and the 21st Century Cures Act, which, among other things, strengthens state prescription drug monitoring programs and expands educational efforts for certain populations.  These laws could result in fewer prescriptions being written for opioid drugs, which could impact future sales of our Rexista and related opioid product candidates.

We expect that the new presidential administration and U.S. Congress will seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Since taking office, President Trump has continued to support the repeal of all or portions of the Affordable Care Act and the House and Senate have recently taken certain action in furtherance of this goal.

We also expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and which could result in reduced demand for our products once approved or additional pricing pressures, and may adversely affect our operating results.

Our ability to market and promote our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) and its abuse-deterrent features will be determined by FDA-approved labeling requirements.

The commercial success of our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) will depend upon our ability to obtain requested FDA-approved labeling describing its abuse-deterrent features. Our failure to achieve FDA approval of requested product labeling containing such information will prevent us from advertising and promoting the abuse-deterrent features of our product candidate in a way to differentiate it from competitive products. This would make our product candidate less competitive in the market. Moreover, FDA approval is required in order to make claims that a product has an abuse-deterrent effect.

In April 2015, the FDA published final guidance with respect to the evaluation and labeling of abuse-deterrent opioids. The guidance provides direction as to the studies and data required for obtaining abuse-deterrent claims in a product label. If a product is approved by the FDA to include such claims in its label, the applicant may use the approved labeling information about the abuse-deterrent features of the product in its marketing efforts to physicians.

Although we intend to provide data to the FDA to support approval of abuse-deterrence label claims for Rexista™, there can be no assurance that Rexista™ or any of our other product candidates will receive FDA-approved labeling that describes the abuse-deterrent features of such products. The FDA may find that our studies and data do not support our requested abuse-deterrent labeling or that our product candidate does not provide substantial abuse-deterrence benefits because, for example, its deterrence mechanisms do not address the way it is most likely to be abused. Furthermore, the FDA could change its guidance, which could require us to conduct additional studies or generate additional data.  If the FDA does not approve our requested abuse-deterrent labeling, we will be limited in our ability to promote Rexista™ based on its abuse-deterrent features and, as a result, our business may suffer.

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
●
varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;
●
tariffs, customs, duties, and other trade barriers;
●
difficulties in managing foreign operations and foreign distribution partners;
●
longer payment cycles and problems in collecting accounts receivable;
●
political risks;
●
foreign exchange controls that may restrict or prohibit repatriation of funds;
●
export and import restrictions or prohibitions, and delays from customs brokers or government agencies;
●
seasonal reductions in business activity in certain parts of the world; and
●
potentially adverse tax consequences.
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
●
sales of our common shares, including any sales made in connection with future financings;
●
announcements regarding new or existing corporate relationships or arrangements;
●
announcements by us of significant acquisitions, joint ventures, or capital commitments;
●
actual or anticipated period-to-period fluctuations in financial results;
●
clinical and regulatory development regarding our product candidates;
●
litigation or threat of litigation;
●
failure to achieve, or changes in, financial estimates by securities analysts;
●
comments or opinions by securities analysts or members of the medical community;

●
announcements regarding new or existing products or services or technological innovations by us or our competitors;
●
conditions or trends in the pharmaceutical and biotechnology industries;
●
additions or departures of key personnel or directors;
●
economic and other external factors or disasters or crises;
●
limited daily trading volume; and
●
developments regarding our patents or other intellectual property or that of our competitors.
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
As of February 27, 2017, we had approximately 30.0 million common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144. In addition, in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations). As of February 27, 2017 we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. Roth Capital Partners, LLC (“Roth”) received compensation of $335,987 in connection with such sales.
Pursuant to an Underwriting Agreement between the Company and Dawson James Securities, Inc., dated May 27, 2016 (the “Dawson James Underwriting Agreement”), in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
On June 4, 2014, the Company’s most recent registration statement on Form F-3 was declared effective by the United States Securities and Exchange Commission (“SEC”) (the “Shelf Registration Statement”), and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of February 27, 2017, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than (i) the sale since June 4, 2014 of 2,164,057 common shares under the Company’s at-the-market program referred to above, (ii) the sale of units, common shares and warrants under the Dawson James

Underwriting Agreement referred to above, and (iii) and the issuance of 1,015,068 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
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
As of February 27, 2017, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 7,845,603 common shares. To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.
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
We may need to issue substantial amounts of common shares in the future. In this regard, in November 2013, we entered into an at-the-market program pursuant to which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations) of our common shares on NASDAQ or otherwise. As of February 27, 2017, we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.
On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US $100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of February 27, 2017, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than (i) the sale since June 4, 2014 of 2,164,057 common shares under the Company’s at-the-market program referred to above, (ii) the sale of units, common shares and warrants under the Dawson James Underwriting Agreement referred to above, and (iii) the issuance of 1,015,068 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
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
If we are delisted from NASDAQ, our common shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted from NASDAQ, but obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on NASDAQ. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline. In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.
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
Transactions in securities that are traded in the United States by companies with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00 that are not traded on NASDAQ or on other securities exchanges may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:
●
make a special written suitability determination for the purchaser;
●
receive the purchaser’s written agreement to a transaction prior to sale;
●
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
●
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
The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2016 taxable year and will not likely be a PFIC during our 2017 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2017 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.
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
It is unclear how corporate tax reform currently being considered in the United States will affect the PFIC rules or QEF elections. The foregoing only speaks to the United States federal income tax considerations as to the Code in effect on January 1, 2017.
The foregoing does not purport to be a complete enumeration or explanation of the tax risks involved in an investment in our company. Prospective investors should read this entire annual report and consult with their own legal, tax and financial advisors before deciding to invest in our company.
It may be difficult to obtain and enforce judgments against us because of our Canadian residency.
We are governed by the laws of Canada. All of our directors and officers are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.
Item 4.
Information on the Company
A
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
For the years ended November 30, 2016, 2015 and 2014, we spent a total of $8,166,736, $7,247,473 and $8,020,201, respectively, on research and development. Over the past three fiscal years and up to February 27, 2017, we have raised approximately $17,848,279 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX under the symbol “I” and on NASDAQ under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.
For additional information on key events, see Item 4.B below.
B.
Business Overview
Recent Corporate Developments
● In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 mg and 750 mg strengths. Our newly approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the United States by Bristol-Myers Squibb. We are actively evaluating options to realize commercial returns from this new approval.
● In February 2017, the FDA accepted for filing the NDA we filed in November 2016 seeking authorization to market our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths.  The FDA has determined that our application is sufficiently complete to permit a substantive review, and has set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of September 25, 2017. Rexista™ is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.  The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA’s “Abuse-Deterrent Opioids — Evaluation and Labeling” guidance published in April 2015.
● In January 2017, our U.S. commercialization partner, Par, launched the 25 and 35 mg strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par.  The FDA had recently granted final approval to Par’s ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We expect sales of the 25 and 35 mg strengths to significantly improve our revenues in 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for these strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. Under the Par agreement, we receive quarterly profit-share payments on Par's U.S. sales of generic Focalin XR®.
● In December 2016, U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”.  The issued patents cover aspects of our Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology, which is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate Rexista™ product candidate.
● In October 2016, we entered into a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the "licensed products") for which we have ANDAs filed with the FDA (the “Mallinckrodt agreement”):
■ Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
■ Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review

■ Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of this 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the Mallinckrodt agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to us). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that we will be its sole supplier of the licensed products marketed in the U.S.
● In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. We believe that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. We and our marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of all such strengths upon their respective final FDA approvals.
● In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted us a waiver of the $1,187,100 application fee for Rexista™.
● In July 2016, we announced the results of a food effect study conducted on its behalf for Rexista™. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that RexistaTM can be administered with or without a meal (i.e., no food effect).  Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of RexistaTM taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Rexista™ is well differentiated from currently marketed oral oxycodone extended release products.
● In June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
● In February 2016, we announced that the FDA granted final approval of our ANDA for levetiracetam extended release tablets for the 500 and 750 mg strengths. Our approved product is the generic equivalent of the branded product KeppraXR® sold in the U.S. by UCB, Inc. KeppraXR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are actively exploring the best approach to commercialize the product.
● In January 2016, we announced that pivotal bioequivalence trials of our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets), dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our RexistaTM to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for RexistaTM vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies. The FDA notification is significant as it provides a basis for an accelerated development plan for our RexistaTM product candidate, without the need for more costly and time consuming Phase III studies.
We are unable to state or estimate an actual launch date of any or all remaining strengths of Par’s generic Focalin XR®. In addition, there can be no assurance as to when or if any of the above-mentioned licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized, that our approved generic versions of Keppra XR® or Glucophage® XR will be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.
Our Company
We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.
We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par.
Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We expect sales of the 25 and 35 mg strength to improve our revenues significantly in 2017. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized. In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize our commercial returns from this approval. There can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized. In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 mg and 750 mg strengths. Our newly approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the United States by Bristol-Myers Squibb. We are aware that other generic versions of this product are currently available in the market. We are actively evaluating options to realize commercial returns from this new approval. There can be no assurance that our metformin extended-release tablets for the 500 mg and 750 mg strengths will be successfully commercialized.

In October 2016, we received tentative approval from the FDA for its ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we are permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. We believe that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. If we receive final approval to launch our generic version of the 50, 100, 200, 300, and 400 mg strengths of Seroquel XR® six months after the date of launch by the respective first filers, we and our marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of these strengths upon final approval. There can be no assurance that our quetiapine fumarate extended-release tablets in any of the 50, 150, 200, 300 and 400 mg strengths will receive final FDA approval, or if approved, that they will be successfully commercialized.
In October 2016, we announced the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release licensed products for which we have ANDAs filed with the FDA:
■
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
■
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
■
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to us). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.
Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.
Our Strategy
Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.
The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The technology that is central to our abuse deterrent formulation of our Rexista™ is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.
In addition, our PODRAS™ delivery technology was initially introduced to enhance our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS technology are covered by U.S. and Canadian patents recently issued in respect of “Compositions and Methods for Reducing Overdose.”
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
The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:
●
For existing controlled-release (once-a-day) products whose APIs are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

●
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

●
Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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
Hypermatrix™
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
nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.
PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We are currently working on an alternate RexistaTM product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent RexistaTM development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

In December 2016, we announced that U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRAS™ platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. The issuance of these patents provides us the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate RexistaTM product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

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
IntelliPaste™
The IntelliPaste™ technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPaste™ is our preferred delivery technology for the controlled delivery of opiates, narcotics and other central nervous system drug products which are susceptible to unlawful diversion or abuse.
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

Our Products and Product Candidates
The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.
Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15,20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$787	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$150	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$648	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$336	Intellipharmaceutics
Metformin hydrochloride extended-release tablets (500 and 750 mg only)	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$591 (500 and 750 mg only)	Intellipharmaceutics

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received tentative FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$1,039	Intellipharmaceutics and Mallinckrodt
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$519	Intellipharmaceutics and Mallinckrodt
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$889	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$233	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA. PDUFA date September 25, 2017	NDA 505(b)(2)	$2,116	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$4,237	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$867	Intellipharmaceutics

Notes:
(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.
(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2017 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.
(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.
(4)  Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.
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
Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)
Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement, pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.
We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S. complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. We expect sales of the 25 and 35 mg strength to significantly improve our revenues in 2017. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.
Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)
We received final approval from the FDA in February 2016 for the 500 mg and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are actively exploring the best approach to maximize the commercial returns from the new approval. There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.
Metformin hydrochloride – Glucophage® XR (a registered trademark of the brand manufacturer)
We received final approval from the FDA in February 2017 for the 500 mg and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. We are actively evaluating options to realize commercial returns from this new approval. There can be no assurance that our metformin extended-release tablets for the 500 mg and 750 mg strengths will be successfully commercialized.
Rexista™ (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets)
One of our non-generic products under development is our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Rexista™ formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our Rexista™ formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye may act as a deterrent if abused orally or via the intra-nasal route and may also serve as an early warning mechanism to flag potential misuse or abuse.
In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which Rexista™ was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).
In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.
In January 2016, we announced that pivotal bioequivalence trials of our Rexista™, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Rexista™ to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.
Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Rexista™. The FDA notification is significant as it provides a basis for an accelerated development plan for our Rexista™ product candidate, without the need for more costly and time consuming Phase III studies.
In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our Rexista™ NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for Rexista™.
In July 2016, we announced the results of a food effect study conducted on our behalf for Rexista™. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Rexista™ can be administered with or without a meal (i.e., no food effect). Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Rexista™ taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Rexista™ is well differentiated from currently marketed oral oxycodone extended release products.
In November 2016, we filed an NDA seeking authorization to market our Rexista™ (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths. In February 2017, the FDA accepted for filing this NDA. The FDA has set a PDUFA target action date of September 25, 2017.

The submission is supported by pivotal pharmacokinetic studies that demonstrated that Rexista™ is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015.
Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. The FDA has accepted the filing for further review. We have, within the period provided in Paragraph IV, notified the brand owner of Oxycontin®, and all holders of the Oxycontin® patents listed in the Orange Book that we have filed an NDA with the FDA for marketing approval for Rexista™, and have certified that Rexista™ would not infringe the Oxycontin® patents or that the Oxycontin® patents are invalid. This notice may give rise, within a prescribed time of 45 days, to patent infringement litigation against us by the owner of the branded product Oxycontin® and by the holders of the Oxycontin® patents. If such litigation is instituted within the prescribed time limits, the FDA will be stayed for 30 months from the date of such notice from granting final marketing approval to us for Rexista™, unless prior to the expiry of such 30 months all parties settle the litigation in such way as to permit the marketing of Rexista™ (if then approved), or there is a final decision of the courts that either the Oxycontin® patents were not valid or that Rexista™ did not infringe the Oxycontin® patents.
The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling,” to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. We adhered to the April 2015 guidance document in pursuing various abuse deterrent label claims when we filed our NDA for Rexista™.
We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards abuse-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products, if approved for sale, may enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.
There can be no assurance that we will not be required to conduct further studies for Rexista™, that the FDA will ultimately approve our NDA for the sale of Rexista™ in the U.S. market, or that it will ever be successfully commercialized.
Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)
In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we are permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. We believe that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. If we receive final approval to launch our generic version of the 50, 100, 200, 300, and 400 mg strengths of Seroquel XR® six months after the date of launch by the respective first filers, we and our marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of these strengths upon final approval. There can be no assurance that our quetiapine fumarate extended-release tablets in any of the 50, 150, 200, 300 and 400 mg strengths will receive final FDA approval, or if approved, that they will be successfully commercialized.
In October 2016, we announced the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release licensed products for which we have ANDAs filed with the FDA:
■
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA

■
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
■
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to us). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. There can be no assurance as to when or if our quetiapine fumarate extended-release tablets will receive final FDA approval or that, if so approved, the product will be successfully commercialized and produce significant revenues for us.
Regabatin™ XR (Pregabalin Extended-Release)
Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.
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
MANUFACTURING
We have internal manufacturing capabilities consisting of current Good Laboratory Practices (“cGLP”) research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto. Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that our Toronto, Canada manufacturing facility at 30 Worcester Road had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased property at 22 Worcester Road property (see “D. Property, Plant and Equipment”, below for a further description of our facilities), we would request an inspection by regulatory agencies which will determine compliance of the facility with cGMP.
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
Patents which relate to and protect various aspects of our HypermatrixTM family of drug delivery technologies include the following United States, Japanese, Chinese, Indian, Canadian and European patents which have been issued to us:
Country	Issue Date	Issue No.	Title
U.S.A.	Dec 20, 2016	9,522,119	Compositions and Methods For Reducing Overdose
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A.	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals

Country	Issue Date	Issue No.	Title
U.S.A.	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A.	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A.	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A.	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	Jan 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
India	Feb 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	May 26, 2015	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	Disintegrant Assisted Controlled Release Technology
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
Canada	Nov 29, 2016	2,910,865	Compositions and Methods For Reducing Overdose
China	May 11, 2016	ZL200780019665.5	Drug Delivery Composition
China	Nov 25, 2015	ZL200780025611.X	Pharmaceutical Composition Having Reduced Abuse Potential

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

United States Regulation
New Drug Application
We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs, but follow a 505(b)(2) regulatory pathway, are subject to NDA procedures.
These procedures for a new drug compound include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an IND, and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.
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
A new formulation for an existing drug compound requires a 505(b)(2) application. This application contains full reports of investigations of safety and effectiveness but at least some information required for approval comes from studies not conducted by or for the applicant for which the applicant has not obtained a right of reference. A 505(b)(2) application is submitted when some specific information necessary for approval is obtained from: (1) published literature and/or (2) the FDA findings of safety and effectiveness for an approved drug. The FDA has implemented this approach to encourage innovation in drug development without requiring duplicative studies while protecting the patent and exclusivity rights for the approved drug. A 505(b)(2) application can be submitted for a New Chemical Entity, a New Molecular Entity or any changes to previously approved drugs such as dosage form, strength, route of administration, formulation, indication, or bioinequivalence where the application may rely on the FDA’s finding on safety and effectiveness of the previously approved drug. In addition, the applicant may also submit a 505(b)(2) application for a change in drug product that is eligible for consideration pursuant to a suitability petition. For example, a 505(b)(2) application would be appropriate for a controlled-release product that is bioinequivalent to a reference listed drug where the proposed product is at least as bioavailable and the pattern of release is at least as favorable as the approved pharmaceutically equivalent product. A 505(b)(2) application may be granted three years of exclusivity if one or more clinical investigations, other than bioavailability/bioequivalence studies, was essential to the approval and conducted or sponsored by the applicant; five years of exclusivity granted if it is for a new chemical entity. A 505(b)(2) application may also be eligible for orphan drug and pediatric exclusivity.
A 505(b)(2) application must contain the following: (1) identification of those portions of the application that rely on the information the applicant does not have a right of reference, (2) identification of any or all listed drugs by established name, proprietary name, dosage form, strength, route of administration, name of the listed drug’s sponsor, and the application number if application relies on the FDA’s previous findings of safety and effectiveness for a listed drug, (3) information with respect to any patents that claim the drug or the use of the drug for which approval is sought, (4) patent certifications or statement with respect to any relevant patents that claim the listed drug, (5) if approval for a new indication, and not for the indications approved for the listed drug, a certification so stating, (6) a statement as to whether the listed drug has received a period of marketing exclusivity, (7) Bioavailability/Bioequivalence studies comparing the proposed product to the listed drug (if any) and (8) studies necessary to support the change or modification from the listed drugs or drugs (if any). Before submitting the application, the applicant should submit a plan to identify the types of bridging studies that should be conducted and also the components of application that rely on the FDA’s findings of safety and effectiveness of a previously approved drug product. We intend to generate all data necessary to support FDA approval of the applications we file. A 505(b)(2) application must provide notice of certain patent certifications to the NDA holder and patent owner, and approval may be delayed due to patent or exclusivity protections covering an approved product.
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
GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal years 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.
Patent Certification and Exclusivity Issues

ANDAs and/or NDAs, filed under Paragraph IV of the Hatch Waxman Act, which seek approval by a non-brand owner to market a generic version of a branded drug product prior to the expiry of patents owned or listed in the Orange Book (the “Listed Patents”) as applicable to the brand owner’s product, are required to include certifications pursuant to Paragraph IV that either the Listed Patents are invalid or that the applicant’s drug product does not infringe the Listed Patents. In such circumstances, the owner of the branded drug and/or the holder of the patents may commence patent infringement litigation against the applicant. In such a case, the FDA is not empowered to approve such pending ANDA or NDA until the expiry of 30 months from the commencement of such litigation, unless within such 30 month period the said patents are found to be invalid, or the drug product covered by the ANDA or NDA is finally found by a court not to infringe such patents.
Under the U.S. Food, Drug and Cosmetic Act (“FDC Act”), the first filer of an ANDA (but not an NDA) with a “non-infringement” certification is entitled, if its drug product is approved, to receive 180 days of market exclusivity. Subsequent filers of generic products, if non-infringing and approved by the FDA, are entitled to market their products six months after the first commercial marketing of the first filer’s generic product. A company having FDA approval and permission from the original brand owner is able to market an authorized generic at any time. The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first applicant amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or the first applicant fails to obtain tentative approval within 30 months after the date filed, unless failure is due to a change in review requirements. The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug. The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA. There can be no assurance that the FDA would accede to such a request if made.
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
The FDC Act contains other market exclusivity provisions that offer additional protection to pioneer drug products which are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA for a generic of the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a “new chemical entity”. Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.
If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with current or future regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.
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
C.
Organizational Structure
The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of February 27, 2017.

Intellipharmaceutics International Inc. (Canada)
100%
64.3%
100%
Vasogen, Corp. (Delaware)
Intellipharmaceutics Ltd. (Delaware)
35.7%
Intellipharmaceutics Corp. (Nova Scotia)

D.
Property, Plant and Equipment
For over ten years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we leased up to the year ended November 30, 2015 at a rental rate of approximately $90,000 per year, and with us responsible for utilities, municipal taxes and operating expenses for the leased property. On December 1, 2015, we entered into a new lease agreement for the combined properties comprising our premises that we currently operate from at 30 Worcester Road (“30 Worcester Road”, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (“22 Worcester Road” and collectively with 30 Worcester Road, the “combined properties”) for a five-year term with a five-year renewal option. Basic rent over the five-year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment, and we are responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, we now have use of 65,000 square feet of commercial space to accommodate our growth objectives over the next several years. We also have an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. We use our facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 square ft. for administrative space, 4,300 square ft. for R&D, 9,200 square ft. for manufacturing, and 3,000 square ft. for warehousing. The 22 Worcester Road building provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides us with a right of first refusal to purchase the combined properties. The landlord is required to provide us with prior written notice and the desired sale price for the combined properties prior to offering the premises to a third party or on the open market. We have five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If we decline the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to us for a period of 180 days, after which time the landlord is again obliged to offer the properties to us before offering them to a third party or on the open market.
We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.
In October 2014, the FDA provided us with written notification that our Toronto, Canada manufacturing facility at 30 Worcester Road had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased warehouse and office property at 22 Worcester Road property, we would request an inspection by regulatory agencies which will determine compliance of the facility with cGMP.
Item4A.
Unresolved Staff Comments
Not applicable.
Item 5.
Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2016, 2015 and 2014.
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
Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines. The Company believes that the median ANDA approval time for ANDAs filed in 2012 or prior is approximately 47 months. The FDA has attributed this backlog principally to:
●
significant growth in ANDA submissions, particularly foreign submissions
●
an increase in the number of complex products
●
an increase in the number of foreign site inspections
●
limited resources to handle the growth and complexity of submissions
In order to address the significant backlog, GDUFA was passed. Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis. The Company currently has 6 ANDAs that were filed in 2012 or prior that are still pending final FDA approval that exceed the 47 month median. We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however, there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.
Revised Prior Quarter Amounts

While preparing our November 30, 2016 year-end financial statements, we identified and corrected a non-cash error related to the accounting for the modification of performance-based stock options. In April 2016, our shareholders approved a two-year extension of the expiry date of the performance-based options from September 2016 to September 2018. We have determined that this modification resulted in a non-cash expense that should have been reflected in our 2016 second quarter results. As stock-based compensation is a non-cash item, this error did not impact net cash provided from operations in the second quarter, nor does it have any impact on our annual financial statements for the year ended November 30, 2016. This error resulted in an understatement of second quarter stock-based compensation charged to R&D expense, with a corresponding understatement of additional paid in capital, of $1,177,782. We have determined to record the expense in the 2016 fourth quarter ended November 30, 2016.
The following are selected financial data for the years ended November 30, 2016, 2015 and 2014.

	For the years ended			Change		Change
	November 30, 2016	November 30, 2015	November 30, 2014	2016 vs 2015		2015 vs 2014
	$	$	$	$	%	$	%
Revenue:
Licensing	2,209,502	4,093,781	8,415,540	(1,884,279)	-46%	(4,321,759)	-51%
Milestone	-	-	354,153	-	N/A	(354,153)	-100%
Up-front fees	37,500	-	-	37,500	N/A	-	N/A
	2,247,002	4,093,781	8,769,693	(1,846,779)	-45%	(4,675,912)	-53%

Expenses:
Research and development	8,166,736	7,247,473	8,020,201	919,263	13%	(772,728)	-10%
Selling, general and administrative	3,546,132	3,581,913	3,900,803	(35,781)	-1%	(318,890)	-8%
Depreciation	385,210	377,849	381,385	7,361	2%	(3,536)	-1%
	12,098,078	11,207,235	12,302,389	890,843	8%	(1,095,154)	-9%

Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)	(2,737,622)	38%	(3,580,758)	101%

Net foreign exchange (loss) gain	(22,470)	46,211	10,896	(68,681)	-149%	35,315	324%
Interest income	207	1,507	4,898	(1,300)	-86%	(3,391)	-69%
Interest expense	(270,238)	(256,629)	(339,451)	(13,609)	5%	82,822	-24%
Extinguishment loss	-	(114,023)	-	114,023	N/A	(114,023)	N/A
Net loss	(10,143,577)	(7,436,388)	(3,856,353)	(2,707,189)	36%	(3,580,035)	93%

Year Ended November 30, 2016 Compared to the Year Ended November 30, 2015

Revenue

The Company recorded revenues of $2,247,002 for the year ended November 30, 2016 versus $4,093,781 for the year ended November 30, 2015. For the year ended November 30, 2016, we recognized licensing revenue of $2,209,502 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the most recent two month trend, our market share for the 15 and 30 mg strengths is approximately 30% for the combined strengths of our generic Focalin XR® capsules. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. In addition, during the year ended November 30, 2016, the Company received a non-refundable up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, of which $37,500 was recognized as revenue. Such up-front fees are recognized over the expected 10 year term of the contract. There were no up-front fees recognized in the year ended November 30, 2015.

Research and Development

Expenditures for R&D for the year ended November 30, 2016 were higher by $919,263 compared to the year ended November 30, 2015. The increase is primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving a two year extension of the expiry date of the performance-based options from September 2016 to September 2018, partially offset by lower spending for ongoing R&D work, as detailed below.

In the year ended November 30, 2016 we recorded $1,995,805 as expense for stock based compensation for R&D employees, of which $620,632 was for expenses related to performance-based stock options which vested on FDA approval of our generic Keppra XR® in February 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. In the year ended November 30, 2015, we recorded $152,231 as expenses for stock-based compensation expense.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2016 were lower by $924,311 compared to the year ended November 30, 2015. This is primarily due to the fact that during the year ended November 30, 2016 we incurred lower expenditures on the development of several generic product candidates (specifically for clinical studies), partially offset by an accrual of bonuses to certain management employees, compared to the year ended November 30, 2015. There were no management bonuses paid in the year ended November 30, 2015.

Selling, General and Administrative

Selling, general and administrative expenses were $3,546,132 for the year ended November 30, 2016 in comparison to $3,581,913 for the year ended November 30, 2015, a decrease of $35,781. The decrease is due to a decrease in corporate legal activities and other professional fees, offset by an expense for management bonuses discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2016 were $1,454,501 in comparison to $1,305,614 in the year ended November 30, 2015, an increase of $148,887, primarily due to the accrual of bonuses to certain management employees. There were no bonuses paid in the year ended November 30, 2015. For the year ended November 30, 2016, we recorded $265,639 as an expense for stock-based compensation compared to an expense of $265,587 for the year ended November 30, 2015.

Administrative costs for the year ended November 30, 2016 were $1,558,633 in comparison to $1,751,315 in the year ended November 30, 2015. The decrease is primarily due to a decrease in expenditures in corporate legal activities and other professional fees.

Marketing costs for the year ended November 30, 2016 were $413,646 in comparison to $434,902 in the year ended November 30, 2015. The decrease is attributable to the decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2016 were $119,352 in comparison to $90,082 for the year ended November 30, 2015. The increase is due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated growth requirements.

Depreciation

Depreciation expenses for the year ended November 30, 2016 were $385,210 in comparison to $377,849 in the year ended November 30, 2015. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2016.

Net Foreign Exchange (Loss) Gain

Foreign exchange loss was $22,470 for the year ended November 30, 2016 in comparison to a gain of $46,211 in the year ended November 30, 2015. The foreign exchange loss for the year ended November 30, 2016 was due to the weakening of the Canadian dollar against the U.S. dollar during the year ended November 30, 2016 as the exchange rates changed to $1.00 for C$1.3429 as at November 30, 2016 from $1.00 for C$1.3353 as at November 30, 2015. During the year ended November 30, 2016, the exchange rate averaged $1.00 for C$1.3276 compared to the year ended November 30, 2015, when the exchange rate averaged $1.00 for C$1.2603.

Interest Income

Interest income for the year ended November 30, 2016 was lower by $1,300 in comparison to the prior period. For the year ended November 30, 2016 interest was lower largely due to lower average amounts of cash on hand compared to the year ended November 30, 2015.

Interest Expense

Interest expense for the year ended November 30, 2016 was higher by $13,609 compared with the prior period. This is primarily because the interest expense paid on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 6.6% in fiscal 2016. During the fiscal year 2015, the conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14.6%, during the third quarter of 2015, due to the extinguishment of the debt from an accounting perspective.

Net Loss

The Company recorded net loss for the year ended November 30, 2016 of $10,143,577 or $0.38 per common share, compared with a net loss of $7,436,388 or $0.31 per common share for the year ended November 30, 2015. In the year ended November 30, 2016, the higher net loss is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options. In the year ended November 30, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, partially offset by licensing revenue.

Year Ended November 30, 2015 Compared to the Year Ended November 30, 2014
Revenue
The Company recorded revenues of $4,093,781 for the year ended November 30, 2015 versus $8,769,693 for the year ended November 30, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. During the year ended November 30, 2014, we recognized licensing revenue of $8,415,540 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® capsules under the Par agreement. This revenue included the commercial sales occurring in the early stages of the marketing of the generic product in those strengths during an exclusivity period. In the year ended November 30, 2014, we also recorded milestone revenue, tied to the achievement of our product being either the only generic in the market or having only one generic competitor, of $354,153 under the Par agreement. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors in 2014 through the first half of 2015, and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the second half of 2015 we faced one additional competitor on the 15 mg strength, and while we were able to preserve market share, it came at the expense of price/margin erosion. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of generic Focalin XR® are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality.
Research and Development
Expenditures for R&D for the year ended November 30, 2015 were $7,247,473 in comparison to $8,020,201 in the prior year, a decrease of $772,728. These included reduced spending for R&D activities as well as lower stock options expense as detailed below.
In the year ended November 30, 2015, we recorded $152,231 as an expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options. In the year ended November 30, 2014, we recorded $1,270,307 as an expense for stock-based compensation and this higher expense was primarily due to a modification of performance-based stock options. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.
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
Expenditures for wages and benefits for the year ended November 30, 2015 were $1,305,614 in comparison to $1,749,046 in the prior year. For the year ended November 30, 2015, we recorded $265,587 as an expense for stock-based compensation compared to an expense of $478,300 for the prior year. The decrease is attributable to the issuance of options in the second quarter of 2014 to certain management employees and the non-management directors. After adjusting for the stock option based compensation expenses, expenditures for wages and benefits for the year ended November 30, 2015 were lower by $230,719 compared to the prior period. The decrease was primarily due to the payment of bonuses to certain management and non-management employees, and salary increases for certain non-management employees during the year ended November 30, 2014, and due to no bonuses paid during the year ended November 30, 2015.
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
Exchange (Loss) Gain
Foreign exchange gain was $46,211 for the year ended November 30, 2015 in comparison to a gain of $10,896 for the year ended November 30, 2014. The increase in foreign exchange gain for the year ended November 30, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar throughout the year as the exchange rate averaged $1.00 for C$1.2603 compared to $1.00 for C$1.0973 in the prior year. The Canadian dollar weakened against the U.S. dollar during the year ended November 30, 2015 as the exchange rates changed to $1.00 for C$1.3353 as at November 30, 2015 from $1.00 for C$1.1440 at November 30, 2014.
Interest Income
Interest income was $1,507 for the year ended November 30, 2015 in comparison to $4,898 for the year ended November 30, 2014, a decrease of $3,391. For the year ended November 30, 2015, interest was lower largely due to a lower average amount of cash on hand during 2015 compared to 2014.
Interest Expense
Interest expense was $256,629 for the year ended November 30, 2015 in comparison to $339,451 for the year ended November 30, 2014, a decrease of $82,822. This results from interest paid in 2015 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14.6% during the second half of fiscal 2015, due to the extinguishment of the debt on an accounting basis, in comparison to fiscal 2014 when the conversion option embedded derivative accreted at an annual imputed interest of approximately 8%.
B.
Liquidity and Capital Resources

		For the years ended
	November 30, 2016	November 30, 2015	November 30, 2014	Change (2016 vs 2015)		Change (2015 vs 2014)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,254,985)	(3,782,164)	(1,714,913)	(2,472,821)	65%	(2,067,251)	121%
Cash flows provided from financing activities	9,159,623	1,733,865	5,957,275	7,425,758	428%	(4,223,410)	-71%
Cash flows used in investing activities	(515,410)	(430,480)	(768,973)	(84,930)	20%	338,493	-44%
Increase (decrease) in cash	2,389,228	(2,478,779)	3,473,389	4,868,007	196%	(5,952,168)	-171%
Cash, beginning of period	1,755,196	4,233,975	760,586	(2,478,779)	-59%	3,473,389	457%
Cash, end of period	4,144,424	1,755,196	4,233,975	2,389,228	136%	(2,478,779)	-59%

The Company had cash of $4,144,424 as at November 30, 2016 compared to $1,755,196 as at November 30, 2015 and compared to $4,233,975 as at November 30, 2014. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the Company’s underwritten public offering and common share sales under the Company’s at-the-market offering program, the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2014 was mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, cash flows from financing activities which were mainly from our at-the-market financing and several warrant exercise, partially offset by an increase in purchases of production, laboratory and computer equipment.
For the year ended November 30, 2016, net cash flows used in operating activities increased to $6,254,985 as compared to net cash flows used in operating activities for the year ended November 30, 2015 of $3,782,164. The November 30, 2016 increase was due to lower cash receipts relating to commercial sales of our generic Focalin XR® capsules by Par for the 15 and 30 mg strengths and a reduction in accounts payable and accrued liabilities, partially offset by the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement. For the year ended November 30, 2015, net cash flows used in operating activities increased to $3,782,164 as compared to net cash flows used in operating activities for the year ended November 30, 2014 of $1,714,913. The increase from 2014 was due to the receipt of approximately $4,622,157, as our payment relating to commercial sales of generic Focalin XR® capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement for the period December 1, 2014 to November 30, 2015 compared to the payment to us of $8,465,466 for the period December 1, 2013 to November 30, 2014.
R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2016 and year ended November 30, 2015, R&D expense was $8,166,736 and $7,247,473, respectively. The increase was mainly due to stock based compensation expenses of $1,177,782 related to vested performance options during the year ended November 30, 2016, management bonuses and an increase in stock options expense, partially offset by lower expenditures on third party R&D expenditures. For the year ended November 30, 2015 and year ended November 30, 2014, R&D expense before stock option expense was $7,095,242 and $6,749,894, respectively. The increase in expenses in 2015 relative to 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.
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
For the year ended November 30, 2016, net cash flows provided from financing activities of $9,159,623 principally related to the June 2016 underwritten public offering. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and estimated offering expenses. In addition, during the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to us of $3,368,674, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to us of $1,254,178 under the at-the-market offering program. During the year ended November 30, 2014, an aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673, with net proceeds to us of $6,390,670 under the at-the-market offering program. As a result of prior sales of the Company’s common shares under the equity distribution agreement, the Company currently may offer and sell its common shares with an aggregate purchase price of up to $4,891,688 (or such lesser amount as may then be permitted under applicable securities laws and regulations) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.
For the year ended November 30, 2016, net cash flows used in investing activities of $515,410 related mainly to purchase of production, laboratory and computer equipment. For the year ended November 30, 2015, net cash flows used in investing activities of $430,480 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities.
All non-cash items have been eliminated from the consolidated statements of cash flows.
Other than the net income for the three months ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. With the launch of 25 and 35 mg strength by Par in January 2017, we expect revenues of generic Focalin XR® to significantly improve in 2017. As of November 30, 2016, the Company had a cash balance of $4.1 million. As of February 27, 2017, our cash balance was $2.7 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. However, we may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, we expect revenues to improve as we prepare for the launch of our tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, from potential revenues from the sales of our tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our RexistaTM XR and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.
On December 1, 2015, the Company entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (collectively, the “combined properties”), for a five-year term with a five-year renewal option. Basic rent over the five year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment and the Company responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, the Company now has use of 65,000 square feet of commercial space to accommodate its growth objectives over the next several years. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company uses its facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 square ft. for administrative space, 4,300 square ft. for R&D, 9,200 square ft. for manufacturing, and 3,000 square ft. for warehousing. The 22 Worcester Road building provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined properties prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.
Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.
The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercialization partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs, or NDAs at all or in time to competitively market our products or product candidates.
C.
Research and development, patents, and licenses, etc.
We expense R&D costs. For the years ended November 30, 2016, 2015 and 2014, R&D expense was $8,166,736, $7,247,473 and $8,020,201, respectively.

D.
Trend Information
It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been variable over the last eight quarters, and has been impacted primarily by the commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths, the level of our R&D spending, availability of funding, the modification of performance based stock options, and the fair value adjustment of derivative liabilities. The higher net loss in the fourth quarter of 2016 is attributable to the lower licensing revenues from commercial sales of generic Focalin XR® for the fourth quarter of 2016, the accrual of management bonuses (there were no management bonuses paid in fiscal 2015) and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving an extension of the expiry date of the performance-based stock option. As noted above under “Revised Prior Quarter Amounts”, the latter item represents a non-cash error related to the modification of performance-based stock options that should have been expensed in the second quarter of 2016, resulting in the fourth quarter net loss being overstated by $1,177,782 and the second quarter net loss understated by the same amount. This non-cash error has no effect on the full year 2016 results. The higher net loss in the third quarter of 2016 is attributable to the lower licensing revenues from commercial sales of generic Focalin XR® for the third quarter of 2016, as the Company continued to face stiffer generic competition throughout fiscal 2016. The net loss in the second quarter of 2016 relative to the second quarter of 2015 is attributed to lower licensing revenues from commercial sales of generic Focalin XR® for the second quarter of 2016 due to increased competition, a softening of pricing conditions and margin compression. As noted above, second quarter 2016 net loss was understated by $1,177,782 due to a non-cash error related to the modification of performance-based stock options for which the expense was charged to the fourth quarter of 2016. The net loss in the first quarter of 2016 relative to the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period and higher R&D expenses, mainly due to higher stock options expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, partially offset by lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2015 in comparison to the third quarter of 2015 is attributed to ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies. The higher net loss in the third quarter of 2015 in comparison to the second quarter of 2015 is attributed to the lower licensing revenue from generic Focalin XR® capsules due to the entry of a fifth generic competitor and ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in third party clinical studies, partially offset by licensing revenue from generic Focalin XR® capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® capsules. In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® capsules.
The following selected financial information is derived from our unaudited interim consolidated financial statements.
			(Loss) per share
Quarter Ended	Revenue	Net loss	Basic(1)	Diluted(1)
	$	$	$	$
November 30, 2016	569,096	(3,913,304)	(0.13)	(0.13)
August 31, 2016	554,925	(2,110,156)	(0.07)	(0.07)
May 31, 2016	556,004	(2,000,077)	(0.08)	(0.08)
February 29, 2016	566,937	(2,120,040)	(0.09)	(0.09)
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
August 31, 2015	840,748	(1,881,670)	(0.08)	(0.08)
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)

(1)
Quarterly per share amounts may not sum due to rounding.

E.
Off-balance sheet arrangements
The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2016, the Company was not involved in any material unconsolidated SPE transactions.
F.
Tabular disclosure of contractual obligations
In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties which will expire in November 2020, with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2017.
		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Third parties
Accounts payable	$807,295	$807,295	$-	$-	$-
Accrued liabilities	384,886	384,886	-	-	-
Capital lease	14,829	14,829	-	-	-
Operating lease	718,944	179,736	539,208	-	-
Related parties
Employee costs payable	1,044,151	1,044,151	-	-	-
Convertible debenture	1,574,908	1,574,908	-	-	-
Total contractual obligations	$4,545,013	$4,005,805	$539,208	$-	$-

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

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa OdidiOntario, Canada	Chairman of the Board and Chief Executive Officer	Officer of the Company	None	September 2004
Dr. Amina OdidiOntario, Canada	President, Chief Operating Officer and Director	Officer of the Company	None	September 2004
John Allport(2)Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director	Officer of the Company	None	September 2004
Dr. Eldon R. Smith(1) (2) Alberta, Canada	Director	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business and Professor Emeritus at the University of Calgary, Faculty of Medicine	Logiq Asset Management Inc. formerly (Aston Hill Financial Inc.); Zenith Epigenetics Corp, and Resverlogix Corp	October 2009
Bahadur Madhani(1)Ontario, Canada	Director	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead(1)(2)New Brunswick, Canada	Director	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the Company	None	N/A
Domenic Della PennaOntario, Canada	Chief Financial Officer
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
As of February 27, 2017, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,121,980 common shares, representing approximately 20.3% of the issued and outstanding common shares of the Company (and beneficially owned approximately 10,996,132 common shares representing 31.4% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 19.17% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,552,464 common shares representing 28.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.
Drs. Isa Odidi and Amina Odidi are spouses to each other.
B.
Compensation
Compensation Discussion and Analysis
Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2016, the Company had 54 full-time employees engaged in administration and research and development.
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
Executive Compensation
The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2016, November 30, 2015 and November 30, 2014 in respect of the Chief Executive Officer of the Company, the Chief Financial Officer, and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2016 (“Named Executive Officers”).
SUMMARY COMPENSATION TABLE
					Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(c)	Share-based awards (U.S.$)(d)	Option- based awards (U.S.$)(2)(e)	Annual incentive plans(3)	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi,Chairman & Chief Executive Officer	2016	340,464	N/A	$703,016	340,464	N/A	N/A	13,558	1,397,502
	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939
	2014	581,965	N/A	99,615	182,299	N/A	N/A	10,938	775,202
Dr. Amina Odidi,President & Chief Operating Officer	2016	340,464	N/A	$703,016	340,464	N/A	N/A	13,558	1,397,502
	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939
	2014	581,965	N/A	99,615	182,299	N/A	N/A	10,938	775,202
John Allport,VP Legal Affairs & Licensing	2016	109,220	N/A	$50,346	56,493	N/A	N/A	13,558	229,617
	2015	115,043	N/A	39,225	N/A	N/A	N/A	14,678	168,946
	2014	132,167	N/A	99,615	91,149	N/A	N/A	10,938	333,869
Domenic Della Penna, Chief Financial Officer(5)	2016	225,972	N/A	$64,076	112,986	N/A	N/A	13,558	416,592
	2015	218,185	N/A	76,810	N/A	N/A	N/A	14,281	309,276
	2014	5,222	N/A	34,573	N/A	N/A	N/A	342	40,137

Notes:
(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$ 0.7532 to C$1.00 (2015 – U.S. $0.7934; 2014 – U.S. $0.9115) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2016, 2015 and 2014 are as disclosed in the table.
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
(3)
Amount awarded at the discretion of the Board. This bonus was paid in the second quarter of 2017.
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
Employment Agreements
 The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S. $200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S. $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013 at an exercise price of $3.27 per share. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013 at an exercise price of $1.81 per share. In March 2014, Dr. Isa Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of $4.29 per share. In November 2015, Dr. Isa Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options vested on November 30, 2016 at an exercise price of $2.52 per share. In August 2016, Dr. Isa Odidi received a grant of 90,000 options of which 60,000 vested immediately on issuance, with the remaining 30,000 to vest on November 30, 2017 at an exercise price of $2.43 per share.
 The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S. $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013 at an exercise price of $3.27 per share. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013 at an exercise price of $1.81 per share. In March 2014, Dr. Amina Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of $4.29 per share. In November 2015 Dr. Amina Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options vested on November 30, 2016 at an exercise price of $2.52 per share. In August 2016, Dr. Amina Odidi received a grant of 90,000 options of which 60,000 vested immediately on issuance, with the remaining 30,000 to vest on November 30, 2017 at an exercise price of $2.43 per share.
In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs. The options are exercisable at a price of U.S.$3.62 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As of the date hereof, 2,211,152 of these options have vested and are exercisable. These options were not granted under the Option Plan.
The employment agreement with Domenic Della Penna, the Chief Financial Officer of the Company, effective November 24, 2014 entitles Mr. Della Penna to receive a base salary of C$275,000, which is paid in Canadian dollars, per year and which was increased by the Board on a discretionary basis for 2015 to C$300,000 and C$325,000 for 2017 and future years. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. If the agreement is terminated without cause, it requires payment to Mr. Della Penna based upon a formula that commences with the equivalent of approximately three months’ base salary and increases by approximately six weeks of base salary for every full year of service. If such termination without cause occurs within six months of a change of control of the Company that occurs after November 24, 2015, it requires payment to Mr. Della Penna based on a formula that commences with the equivalent of approximately thirteen months’ base salary and increases by approximately six weeks for every full year of service. Mr. Della Penna’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Della Penna was granted 60,000 options, of which 15,000 vested immediately on issuance, 15,000 vested on November 30, 2015 and the remaining options vest as to 15,000 each year on November 30, 2016 and 2017 at an exercise price of $3.22 per share. In November 2015, Mr. Della Penna received a grant of 50,000 options of which 35,000 vested immediately on issuance, with the remaining 15,000 options vested on November 30, 2016 at an exercise price of $2.52 per share. In August 2016, Mr. Della Penna received a grant of 70,000 options, of which 47,000 vested immediately, with the remaining 23,000 to vest on November 30, 2017 at an exercise price of $2.43 per share.
The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013 at an exercise price of $3.27 per share. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013 at an exercise price of $1.81 per share. In March 2014, Mr. Allport received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of $4.29 per share. In November 2015, Mr. Allport received a grant of 40,000 options of which 28,000 vested immediately on issuance, with the remaining 12,000 options vested on November 30, 2016 at an exercise price of $2.52 per share. In August 2016, Mr. Allport received a grant of 55,000 options of which 37,000 vested on issuance, with the remaining 18,000 to vest on November 30, 2017 at an exercise price of $2.43 per share.
Incentive Plan Awards
Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (U.S.$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (U.S.$)(e)(2)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (U.S.$)(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	US$3.62	Sept. 10, 2018	N/A	N/A	N/A
Dr. Isa Odidi	300,000 75,000 50,000 70,000 90,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.43	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	C$129,000 C$141,750 N/A C$82,600 C$114,300	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Dr. Amina Odidi	300,000 75,000 50,000 70,000 90,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.43	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	C$129,000 C$141,750 N/A C$82,600 C$114,300	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
John Allport	250,000 25,000 50,000 40,000 55,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.43	Feb. 16. 2022 Apr. 13, 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	C$107,500 C$47,250 N/A C$47,200 C$69,850	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Domenic Della Penna(3)	60,000 50,000 70,000	C$3.22 C$2.52 C$2.43	Nov. 30, 2024 Nov. 30, 2020 Aug. 31, 2021	C$28,800 C$59,000 C$88,900	N/A N/A N/A	N/A N/A N/A

Notes
(1)
These option-based awards are held jointly.
(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2016 (C$3.70 and $2.79, respectively) and multiplying the result by the number of common shares underlying an option.
(3)
Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.
Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	C$100,980	N/A	340,464
Dr. Amina Odidi	C$100,980	N/A	340,464
John Allport	C$61,150	N/A	56,493
Domenic Della Penna(2)	C$84,590	N/A	112,986
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
Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	-	C$41,000	C$42,534	N/A	N/A	N/A	C$83,534
Kenneth Keirstead	C$40,000	N/A	C$42,534	N/A	N/A	N/A	C$82,534
Bahadur Madhani	C$46,000	N/A	C$42,534	N/A	N/A	N/A	C$88,534
Notes:
(1)
DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.
(2)
Option-based awards for fiscal year 2016 were issued on November 30, 2016.

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
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)(3)
Eldon Smith	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.43	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	8,200 47,250 18,000 N/A 23,600 44,450	76,743 N/A N/A N/A N/A N/A	C$283,948 N/A N/A N/A N/A N/A
Kenneth Keirstead	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.43	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	8,200 47,250 18,000 N/A 23,600 44,450	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Bahadur Madhani	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.43	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	8,200 47,250 18,000 N/A 23,600 44,450	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2016 (C$3.70) and multiplying the result by the number of common shares underlying an option.

(2)
These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2016.
(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2016 (C$3.70) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.
Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)(2)	(d)
Eldon Smith	C$37,560	N/A	Nil
Kenneth Keirstead	C$37,560	N/A	Nil
Bahadur Madhani	C$37,560	N/A	Nil

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

Directors’ and Officers’ Liability Insurance
The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $8,000,000 subject to a deductible loss payable of $150,000 to $250,000 by the Company. The premium payable by the Company for the period from October 25, 2016 to October 25, 2017 is $99,775.
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
Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006. He was a member of the advisory board of Quebecor Ontario and former Chairman of United Way of Toronto, former Chair of YMCA of Greater Toronto, former Chair of Nelson Mandela Children’s Fund Canada, former Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation. He was awarded membership in the Order of Canada in 2001. Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.
Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009. He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company. He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada. Dr. Smith currently serves as Chairman of the Libin Cardiovascular Institute of Alberta and of Logiq Asset Management Inc. (formerly Aston Hill Financial Inc.) and is a director of Resverlogix Corp, and Zenith Epigenetics Corp, and is a past director of Canadian Natural Resources Limited.

Pre-Approval Policies and Procedures
The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with accounting principles generally accepted in the United States of America) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.
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
The list of pre-approved services includes:
1.
Audit Services
●
Audits of the Company’s consolidated financial statements;
●
Statutory audits of the financial statements of the Company’s subsidiaries;

2.
Audit-Related Services
●
Reviews of the quarterly consolidated financial statements of the Company;
●
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;
●
Special attest services as required by regulatory and statutory requirements;
●
Regulatory attestation of management reports on internal controls as required by the regulators; and
●
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
●
Presentations or training on accounting or regulatory pronouncements;
●
Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

3.
Tax Services
a.
Compliance Services
●
Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;
●
Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company; and

●
Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.
Canadian & International Planning Services
●
Advice with respect to cross-border/transfer pricing tax issues;
●
Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;
●
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;
●
Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;
●
Assistance and advising on routine planning matters; and
●
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.
Commodity Tax Services
●
Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;
●
Commodity tax advice and compliance assistance with business reorganizations;
●
Advice and assistance with respect to government audits/assessments;
●
Advice with respect to other provincial tax filings and assessments; and
●
Assistance with interpretations or rulings.

4.
All Other Services
●
Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.
The list of prohibited services includes:
●
Bookkeeping or other services related to the preparation of accounting records or financial statements;
●
Financial information systems design and implementation;
●
Appraisal or valuation services for financial reporting purposes;
●
Actuarial services for items recorded in the financial statements;
●
Internal audit outsourcing services;
●
Management functions;
●
Human resources;
●
Certain corporate finance and other services;
●
Legal services; and
●
Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2015 to November 30, 2016.
In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2016 for filing with the Canadian provincial securities commissions and the SEC.
COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE
Compensation Committee Mandate and Purpose
The Compensation Committee of the Board is a standing committee of the Board whose primary function is to assist the Board in fulfilling its responsibilities relating to:
●
the development, review and periodic approval of the Company’s compensation philosophy that attracts and retains key executives and employees, while supporting the overall business strategy and objectives and links compensation with business objectives and organizational performance;
●
evaluate and approve all compensation of executive officers including salaries, bonuses and equity compensation that are required to be determined;
●
review the Company’s Option Plan, the employee RSU plan and the DSU plan on an annual basis;
●
review and make recommendations to the Board on compensation payable to senior officers of the Company to be hired subsequent to the adoption of the Charter; and
●
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
D.
Employees
The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2016	November 30, 2015	November 30, 2014
Research Employees	44	40	35
Administrative Employees	10	12	11

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
E.
Share Ownership
The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 27, 2017.
Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,781,312(1)	19.17%	2,763,940 300,000 75,000 50,000 70,000 90,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52 C$2.43	10/09/2016 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	2,211,152 300,000 75,000 50,000 70,000 60,000	450,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,781,312(1)	19.17%	2,763,940 300,000 75,000 50,000 70,000 90,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52 C$2.43	10/09/2016 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	2,211,152 300,000 75,000 50,000 70,000 60,000	450,000(3)	N/A	N/A
John N. Allport	Vice-President, Legal Affairs and Licensing and Director of the Company	110,558	0.37%	250,000 25,000 50,000 40,000 55,000	C$3.27 C$1.8 1C$4.29 C$2.52 C$2.43	16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	250,000 25,000 50,000 40,000 37,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.07%	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.43	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021	10,000 25,000 37,500 37,500 20,000 24,000	N/A	79,099	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.43	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021	10,000 25,000 37,500 37,500 20,000 24,000	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	7,507	0.03%	10,000 25,000 37,500 37,500 20,000 35,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.43	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021	10,000 25,000 37,500 37,500 20,000 24,000	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President Pharmaceutical Analysis and Chemistry of the Company	27,172	0.09%	50,000 15,000 15,000 25,000	C$3.82 C$1.81 C$2.52 C$2.43	24/05/2021 13/04/2020 30/11/2020 31/08/2021	50,000 15,000 15,000 17,000	N/A	N/A	Nil
Domenic Della Penna	Chief Financial Officer of the Company	173,700	0.58%	60,000 50,000 70,000	C$3.22 C$2.52 C$2.43	30/11/2024 30/11/2020 31/08/2021	45,000 50,000 47,000	N/A	N/A	Nil
Totals		6,121,980	20.30%	5,133,940			4,424,152	450,000	79,099	Nil

Notes:
(1)
Represents shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 2,763,940 performance-based options are held by Drs. Amina and Isa Odidi, and 585,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.
(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.
(3)
On January 10, 2013, the Company completed a private placement financing of the Debenture in the original principal amount of $1.5 million, which was originally due to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.
(4)
Includes options exercisable within 60 days of the date of this filing.

As of February 27, 2017, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 6,121,980 common shares, representing approximately 20.3% of the issued common shares of the Company (and beneficially owned approximately 10,996,132 common shares representing 31.4% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof).
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
●
The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the Board.
●
The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.
●
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
●
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
●
Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.
●
The period of time during which a particular option may be exercised is determined by the Board, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.
●
If an option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.
●
Options may terminate prior to expiry of the option term in the following circumstances:
●
on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and
●
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
●
Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

●
If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding common shares of the Company, then all options outstanding become immediately exercisable in order to permit common shares issuable under such options to be tendered to such bid.
●
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
●
The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:
●
not adversely alter or impair any option previously granted;
●
be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and
●
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
●
amendments of a “housekeeping nature”, including any amendment to the Option Plan or an option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;
●
changes to the exercise price of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of an option held by an insider of the Company;
●
amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;
●
changes amending or modifying any mechanics for exercising an option;
●
amendments changing the expiration date (including acceleration thereof) or changing any termination provision in any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to such date being extended in a black-out extension situation);
●
amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan maximum;
●
amendments changing the application of the provisions of the Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;
●
amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;
●
amendments changing the eligible participants of the Option Plan; and
●
amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.
A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.
The 3,015,584 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at February 27, 2017. Of the options authorized for issuance under the Option Plan, a total of 2,621,344 have been issued, representing 8.7% of the shares issued and outstanding as of February 27, 2017. As of February 27, 2017, 156,500 options have been exercised under the Plan.
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
●
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
●
The RSU Plan is administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the RSU Plan, based on individual and/or corporate performance factors as determined by the Board.
●
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 330,000 common shares of the Company representing approximately 1.4% of the issued and outstanding common shares of the Company as of February 27, 2017.
●
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
●
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

●
The RSU Plan provides that any unvested RSUs will vest at such time as determined by the Board in its sole discretion such that participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Company or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.
●
Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.
●
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
●
No rights under the RSU Plan and no RSUs awarded pursuant to the provisions of the RSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.
●
Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:
●
not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;
●
be subject to any regulatory approvals including, where required, the approval of the TSX;
●
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
●
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
The 330,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 1.4% of the Company’s common shares issued and outstanding as at February 27, 2017. No RSUs have been issued and none are outstanding as of February 27, 2017.
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
●
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
●
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 0.4% of the total number of issued and outstanding common shares as of the date hereof.
●
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
●
A participant is permitted to redeem his/her DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Company will issue to the participant common shares of the Company equal to the number of DSUs to be redeemed.
●
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
●
No rights under the DSU Plan and no DSUs credited pursuant to the provisions of the DSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.
●
Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:

●
not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan;
●
be subject to any regulatory approvals including, where required, the approval of the TSX;
●
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
●
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
The 110,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.4% of the Company’s common shares issued and outstanding as at February 27, 2017. A total of 79,099 DSUs have been issued, representing common share rights that comprise approximately 0.26% of the common shares issued and outstanding as at February 27, 2017.
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

Item 7.
Major Shareholders and Related Party Transactions
A.
Major Shareholders
In March 2013 we completed a registered direct offering of units of common shares and warrants, in July 2013 we completed an underwritten public offering of units of common shares and warrants, and in November 2013 we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell our common shares, all of which resulted in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 19.17%) of our then-issued and outstanding common shares of the Company subsequent to the offering). As of February 27, 2017, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 19.17% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,552,464 common shares representing 28.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.
There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.
No holder of common shares has different voting rights from any other holders of common shares.
As at December 31, 2016, there were a total of 346 holders of record of our common shares, of which 248 were registered with addresses in Canada holding in the aggregate approximately 23.51% of our outstanding common shares, 47 were registered with addresses in the United States holding in the aggregate approximately 76.49% of our outstanding common shares, and 51 were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.
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
In January 2013, we completed a private placement financing of an unsecured Debenture in the original principal amount of $1.5 million. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the original $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.
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
Legal Proceedings and Regulatory Actions
From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2016, and continuing as at February 27, 2017, we are not aware of any pending or threatened material litigation claims against us.
Dividend Policy
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
Item 9.
The Offer and Listing
Not Applicable, except for Item 9.A.4 and Item 9.C.
Our common shares are currently listed on NASDAQ and on the TSX under the symbols “IPCI” and “I”, respectively. Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2016	3.35	1.41	4.50	1.78
2015	3.92	1.73	4.99	2.16
2014	5.18	1.94	5.77	2.14
2013	6.46	1.50	6.70	1.55
2012	3.82	1.88	3.55	1.81

Quarterly

2016
Fourth quarter	3.35	1.69	4.50	2.21
Third quarter	2.06	1.41	2.61	1.78
Second quarter	2.42	1.53	3.22	2.00
First quarter	3.19	1.83	4.20	2.46

2015
Fourth quarter	2.32	1.73	2.95	2.16
Third quarter	3.87	1.92	4.99	2.25
Second quarter	3.92	2.28	4.86	2.95
First quarter	2.94	1.96	3.33	2.49

2014
Fourth quarter	4.48	3.05	4.17	2.77
Third quarter	5.18	3.21	4.49	2.14
Second quarter	4.19	1.94	5.77	3.53
First quarter	3.80	2.51	4.82	3.28

2013
Fourth quarter	6.46	1.63	6.70	1.72
Third quarter	3.72	1.50	3.84	1.55
Second quarter	2.23	1.57	2.35	1.60
First quarter	2.59	1.72	2.56	1.77

2012
Fourth quarter	3.16	1.88	3.17	1.81
Third quarter	3.49	2.40	3.54	2.49
Second quarter	3.19	2.64	3.38	2.51
First quarter	3.82	2.41	3.55	2.53

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
February 2017	2.99	2.11	4.05	2.78
January 2017	2.96	2.46	3.91	3.24
December 2016	3.05	2.63	4.09	3.50
November 2016	3.35	2.44	4.50	3.28
October 2016	3.33	2.08	4.40	2.75
September 2016	2.34	1.69	2.95	2.21
August 2016	2.06	1.71	2.61	2.23

Item 10.
Additional Information
A.
Share Capital
Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2016, there were 29,789,992 common shares and no preference shares issued and outstanding compared to 24,244,050 common shares and no preference shares issued and outstanding at December 1, 2016. As of February 27, 2017, there were 30,155,836 common shares and no preference shares issued and outstanding.

The reasons for the increase in common shares issued were as follows. In our June 2016 underwritten public offering we issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and estimated offering expenses. In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations). As of February 27, 2017 we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. Roth received compensation of $335,987 in connection with such sales. During the three months ended November 30, 2016, an aggregate of 497,949 (2015 – 170,439) of our common shares were sold on NASDAQ for gross proceeds of $1,507,400 (2015 – 319,805) and net proceeds of $1,464,759 (2015 – 310,939) under the at-the-market offering program. Roth received aggregate compensation of $42,641 in connection with such sales. During the year ended November 30, 2016, an aggregate of 1,471,260 (2015 – 471,439) of our common shares were sold on NASDAQ for gross proceeds of $3,469,449 (2015 - $1,290,168) and net proceeds of $3,368,674 (2015 - $1,254,178) under the at-the-market offering program. Roth received aggregate compensation of $100,775 (2015 - $38,889) in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program.
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
Warrants
At November 30, 2016, an aggregate of 2,147,806 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.02 per common share. At February 27, 2017, an aggregate of 2,010,319 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.03 per common share.
Options
At November 30, 2016, an aggregate of 5,392,460 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.48 per common share and up to 350,479 additional common shares were reserved for issuance under our stock option plan.

		Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
$		$		$		$	$
Under 2.50 -	-	-	-	-	-	-	-
2.51 - 5.00	5,360,835	3.31	0.96	1.74	4,364,985	3.27	1.78
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	31,625	33.02	0.99	25.98	31,625	33.02	25.98
	5,392,460	3.48			4,396,610	3.49

As of February 27, 2017, there were 5,385,284 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $3.44 per common share. As at February 27, 2017, up to 394,240 additional common shares were reserved for issuance under our Option Plan.
Convertible Debenture
On January 10, 2013, we completed a private placement financing of an unsecured Debenture in the original principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was extended to July 1, 2016. Effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.
Deferred Share Units
At November 30, 2016, there were 76,743 DSUs issued and outstanding. From November 30, 2016 to February 27, 2017, an additional 2,356 DSUs have been issued. At February 27, 2017, 30,901 additional DSUs are reserved for issuance under our DSU plan.
Restricted Share Units
At November 30, 2016, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2016 to the date of this report, no RSUs have been issued. At the date of this report, 330,000 RSUs are reserved for issuance under our RSU Plan.
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
In January 2013, we completed a private placement financing of a Debenture in the original principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and was convertible at any time into 500,000 common shares at a conversion price of US $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. We currently expect to repay the current net amount of $1,350,000 on or about April 1, 2017, if we then have cash available.
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
In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers’ transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by us. We currently plan to use any net proceeds from the at-the-market offering for general corporate purposes, including funding research, product development and other corporate development opportunities and to possibly fund costs and other expenses relating to our current leased facility or any additional space, and, although we have no present understanding, commitments or agreements to do so, potential acquisition of, or investment in, companies and technologies that complement our business. We are not required to sell shares under the equity distribution agreement. We will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. We have also agreed to reimburse Roth for certain expenses relating to the offering. As of February 27, 2017, we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. Roth received aggregate compensation of $335,987 in connection with such sales. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2016, share issuance costs of Nil were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2016, $951,551 of the share issuance costs has been recorded against the cost of the shares issued and recognized in capital stock.
Pursuant to the Dawson James Underwriting Agreement, in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US $100 million of the Company’s common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the shelf prospectus, a shareholder’s’ percentage ownership will be diluted and our stock price could be adversely affected. As of February 27, 2017, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than the sale since June 4, 2014 of (i) 2,164,057 common shares under the Company’s at-the-market program referred to above, (ii) the sale of units, common shares and warrants under the Dawson James Underwriting Agreement referred to above, and (iii) the issuance of 1,015,068 common shares pursuant to warrants previously issued, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
During the 12-month period ended November 30, 2016, warrants to purchase an aggregate of 357,912 common shares were exercised.
During the 12-month period ended November 30, 2016, 460,000 options were granted and 27,500 options were exercised.
Also during the 12-month period ended November 30, 2016, a total of 16,741 deferred share units were granted.
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
C.
Material Contracts
Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities laws, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:
●
On November 21, 2005, the Company entered into the Par agreement pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we filed the Company ANDA with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S., and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns the Par ANDA pertaining to all marketed strengths of generic Focalin XR®, and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement. The Company is responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, the Company now considers to be completed.

●
In October 2016, the Company entered into the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the “licensed products”) for which the Company has ANDAs filed with the FDA:
■ Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
■ Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
■ Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of this 10-year agreement, the Company received a non-refundable upfront payment of $3 million in October 2016. In addition, the Mallinckrodt agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to the Company). The Company has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that the Company will be its sole supplier of the licensed products marketed in the U.S. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

●
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
●
The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2015 and November 30, 2014, no amount was outstanding. No at-the-market offering proceeds were used in payment of the promissory note; and

●
The Debenture dated January 10, 2013 for $1.5 million issued by the Company to Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was extended to December 1, 2016. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.
●
Pursuant to the Dawson James Underwriting Agreement, in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.

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
The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. “Comprehensive tax reform” remains a topic of discussion in the United States Congress. Such legislation could significantly alter the existing Code. We cannot predict whether, when, or to what extent U.S. federal tax laws, regulations, interpretations, or rulings will be issued, nor is the long-term impact of proposed comprehensive tax reforms known at this time.
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
●
at least 75% of its gross income for the taxable year consists of specified types of “passive” income (referred to as the “income test”); or
●
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
Although the matter is not free from doubt, we believe that we were not a PFIC during our 2016 taxable year and may not be a PFIC during our 2017 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2016 taxable year). Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC subject to the regime described below with respect to such U.S. Holder, regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.
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
●
the gain, if any, realized on such disposition will be allocated ratably over the U.S. Holder’s holding period;
●
the amount of gain allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;
●
the amount of gain allocated to each of the other taxable years will be subject to tax at the highest ordinary income tax rate in effect for that year; and
●
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
The QEF Election Alternative
A U.S. Holder of common shares (but not warrants) who elects (an “Electing U.S. Holder”) under Section 1295 of the Code, in a timely manner to treat us as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of (a) the Company’s ordinary earnings, as ordinary income, and (b) our net capital gains, as long-term capital gain. An Electing U.S. Holder will generally be subject to U.S. federal income tax on such amounts for each taxable year in which we are classified as a PFIC, regardless of whether such amounts are actually distributed to the Electing U.S. Holder. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of U.S. federal income tax on such amounts, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge.
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
Mark-to-Market Election Alternative
Assuming that our common shares are treated as marketable stock (as defined for these purposes), a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing, under Section 1296 of the Code, to mark the common shares to market annually. Consequently, the U.S. Holder will generally recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the U.S. Holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the net mark-to-market gain that the Holder has included pursuant to the election in prior tax years. Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income. The electing U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts. Currently, a mark-to-market election may not be made with respect to warrants. We do not anticipate that the preference shares will be treated as marketable stock for these purposes.
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
State and Local Tax
In addition to the U.S. federal income tax discussed above, U.S. Holders may also be subject to state and local income taxation for amounts received on the disposition of common shares and on dividends received. Amounts paid to U.S. Holders will not have state and local tax amounts withheld from payments and U.S. Holders should consult with a tax advisor regarding the state and local taxation implications of such amounts received.
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
Canadian Federal Income Tax Considerations
Taxation
The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s common shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada – United States Tax Convention (the “Treaty”) and at all relevant times, is resident in the United States and was not and is not resident in Canada nor deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the Company’s common shares as capital property, does not use or hold and is not deemed to use or hold the Company’s common shares in or in the course of carrying on business in Canada and who otherwise qualifies for the full benefit of the Treaty (a “United States Holder”). Special rules which are not discussed in this summary may apply to a United States Holder that is a financial institution, as defined in the Canadian Tax Act, or an insurer carrying on business in Canada and elsewhere.
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
This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company’s common shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers and holders of the Company’s common shares should consult their own tax advisors with respect to their particular circumstances.
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
Not Applicable
G.
Statement by Experts
Not Applicable
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
The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2016	November 30, 2015
	$	$
Total accounts receivable	472,474	478,674
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	472,474	478,674
Not past due	427,519	453,662
Past due for more than 31 days but no more than 60 days	3,319	5,003
Past due for more than 91 days but no more than 120 days	41,636	20,009
Total accounts receivable, net	472,474	478,674

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2016 and November 30, 2015, Par accounted for substantially all the revenue and all the accounts receivable of the Company.
The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.
Foreign exchange risk
We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2016. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.
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
Balances denominated in foreign currencies that are considered financial instruments are as follows:
	November 30, 2016		November 30, 2015
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3429		1.3353
	$	$	$	$
Assets
Cash	182,714	136,059	116,096	86,944
			116,096	86,944
Liabilities
Accounts payable	449,900	335,021	1,372,196	1,027,631
Employee cost payable	1,402,108	1,044,151	233,906	175,171
Capital lease	19,914	14,829	48,231	36,120
	1,871,922	1,394,001	1,654,333	1,238,922
Net exposure	(1,689,208)	(1,257,942)	(1,538,237)	(1,151,978)

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2016:
	November 30, 2016
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	807,295	-	-	-	-	807,295
Accrued liabilities	384,886	-	-	-	-	384,886
Capital lease	5,437	5,585	3,807	-	-	14,829
Related parties
Employee costs payable	707,547	-	-	336,604	-	1,044,151
Convertible debenture	59,138	1,515,770	-	-	-	1,574,908
	1,964,303	1,521,355	3,807	336,604	-	3,826,069

Limitations:
The above discussion includes only those exposures that existed as of November 30, 2016, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.
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
Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2016.
A third party consultant was engaged to assist management in conducting a gap assessment relative to the Company’s plans to implement the COSO 2013 Internal Control – Integrated Framework. In the first quarter of 2017, we will initiate the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. We expect this transition to be completed in the second quarter of fiscal 2017. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2016. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2016.
Changes in Internal Control over Financial Reporting
During the fourth quarter of 2016, the Company recognized a deficiency in the design of the Company’s internal control over financial reporting and disclosure controls and procedures used in evaluating stock-based compensation expense as it relates to the second quarter non-cash error noted above in “Revised Prior Quarter Amounts.” In evaluating this internal control deficiency, we considered a number of qualitative and quantitative factors, and concluded that the internal control deficiency was not a significant control deficiency or material weakness, partly due to the fact that the internal control deficiency was corrected as part of a more rigorous set of financial reporting internal controls put in place during the fourth quarter leading up to the release of our audited annual results. The Company has remediated the deficiency by recruiting additional experienced personnel to strengthen the Company’s quarterly and annual internal controls over financial reporting and disclosure controls and procedures.
During the year ended November 30, 2016, other than as noted above, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or disclosure controls and procedures, and specifically, there were no changes in accounting functions, board or related committees and charters, or (except as described below) auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as Intellipharmaceutics’ functions, controls and financial processes; and no other significant business processes were implemented.
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
Item 16.
[Reserved]
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
Item 16B.
Code of Ethics.
The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2016, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.
Item 16C.
Principal Accountant Fees and Services.
Our former auditor was Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm.
The aggregate amounts billed by Deloitte to us for the years ended November 30, 2016 and 2015 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2016	2015
Audit Fees(1)	C$124,387	C$169,850
Audit-Related Fees(2)	C$174,738	C$188,855
Tax Fees(3)	C$45,460	C$38,160
All Other Fees(4)	--	C$2,953
Total Fees	C$344,585	C$399,818

Notes:
(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.
(2)
Audit-related fees consist of consultation on accounting and disclosure matters and review of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.
(3)
Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)
All other fees related to Canadian Public Accountability Board fees.

Our current auditor is MNP LLP (“MNP”), Independent Registered Public Accounting Firm, 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4. MNP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.
The aggregate amounts billed by MNP to us for the years ended November 30, 2016 and 2015 for audit fees, audit-related fees, tax fees and all other fees are set forth below:
	2016	2015
Audit Fees(1)	-	-
Audit-Related Fees(2)	C$75,664	-
Tax Fees(3)	-	-
All Other Fees(4)	C$24,075	-
Total Fees	C$99,739	-

Notes:
(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.
(2)
Audit-related fees consist of consultation on accounting and disclosure matters and review of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.
(3)
Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)
All other fees related to internal control reviews.
The Company’s related party pre-approval policies and procedures are described in Item 6.C.
Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2016 and 2015, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.
Item 16D.
Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

Item 16F.
Change in Registrant’s Certifying Accountant.
  On July 27, 2016, at the request of the Company, Deloitte LLP (“Former Auditor” or “Deloitte”) resigned as auditor of the Company. On July 27, 2016, the Audit Committee and Board of Directors of the Company approved and appointed MNP LLP (“MNP”) as the Company’s successor auditor. There were no disagreements or unresolved issues with the Former Auditor on any matter of auditing scope or procedures, accounting principles or practices, or financial statement disclosure.
Deloitte's report on our consolidated financial statements for the years ended November 30, 2015 and 2014 did not contain an adverse opinion or disclaimer of opinions and was not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audit of our consolidated financial statements for the years ended November 30, 2015 and 2014, and through the period ended July 27, 2016, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of such disagreements in their reports.
In connection with the audit of our consolidated financial statements for the years ended November 30, 2015 and 2014, and through the period ended July 27, 2016, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.
We engaged MNP as our new independent registered public accounting firm to audit our 2016 consolidated financial statements. In connection with the audit of our financial statements for the fiscal years ended November 30, 2015 and 2014, and through the period ended July 27, 2016, neither the Company nor anyone on its behalf have consulted with MNP on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).
The Company has provided Deloitte with a copy of these disclosures prior to the filing hereof and has requested that Deloitte furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this item. Deloitte has furnished such letter, which letter is filed as Exhibit 16.1 hereto as required by Item 16F(a)(3) of Form 20-F.
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
Item 16H.
Mine Safety Disclosure.
Not applicable.
PART III.
Item 17.
Financial Statements.
See Item 18 below.
Item 18.
Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2016, 2015 and 2014

Intellipharmaceutics International Inc.
November 30, 2016, 2015 and 2014
Table of contents

Reports of Independent Registered Public Accounting Firms	1-2

Consolidated balance sheets	3

Consolidated statements of operations and comprehensive loss	4

Consolidated statements of shareholders’ equity (deficiency)	5

Consolidated statements of cash flows	6

Notes to the consolidated financial statements	7-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheet of Intellipharmaceutics International Inc. and its subsidiaries (the "Company"), as of November 30, 2016, and the related consolidated statement of operations and comprehensive loss, cash flows and shareholders’ equity (deficiency), for the year ended November 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared with the assumption that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

The consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries as at November 30, 2015 and for each of the years in the two-year period ended November 30, 2015 were audited by another firm of Chartered Professional Accountants who expressed an unmodified opinion in their report dated February 26, 2016.

/s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
February 9, 2017	Licensed Public Accountants

Deloitte LLP Bay Adelaide East 22 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheet of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) as of November 30, 2015, and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ (deficiency) equity for each of the years in the two-year period ended November 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 26, 2016

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2016 and 2015
(Stated in U.S. dollars)
	2016	2015

	$	$

Assets
Current
Cash	4,144,424	1,755,196
Accounts receivable, net (Note 4)	472,474	478,674
Investment tax credits	681,136	458,021
Prepaid expenses, sundry and other assets	400,642	229,225
	5,698,676	2,921,116

Deferred offering costs (Note 10)	386,375	543,745
Property and equipment, net (Note 5)	1,889,638	1,759,438
	7,974,689	5,224,299

Liabilities
Current
Accounts payable	807,295	3,027,974
Accrued liabilities (Note 6)	384,886	454,290
Employee costs payable (Note 8)	1,044,151	175,172
Current portion of capital lease obligations (Note 9)	14,829	20,460
Convertible debenture (Note 7)	1,494,764	1,518,429
Deferred revenue (Note 3)	450,000	-
	4,195,925	5,196,325

Capital lease obligations (Note 9)	-	15,660
Deferred revenue (Note 3)	2,662,500	150,000
	6,858,425	5,361,985

Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
29,789,992 common shares	29,830,791	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	34,017,071	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(63,016,019)	(52,872,442)
	1,116,264	(137,686)
Contingencies (Note 16)
	7,974,689	5,224,299

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

	2016	2015	2014
	$	$	$

Revenues
Licensing (Note 3)	2,209,502	4,093,781	8,415,540
Milestone (Note 3)	-	-	354,153
Up-front fees (Note 3)	37,500	-	-
	2,247,002	4,093,781	8,769,693

Expenses
Research and development	8,166,736	7,247,473	8,020,201
Selling, general and administrative	3,546,132	3,581,913	3,900,803
Depreciation (Note 5)	385,210	377,849	381,385
	12,098,078	11,207,235	12,302,389

Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)

Net foreign exchange gain (loss)	(22,470)	46,211	10,896
Interest income	207	1,507	4,898
Interest expense	(270,238)	(256,629)	(339,451)
Extinguishment loss (Note 7)	-	(114,023)	-
Net loss and comprehensive loss	(10,143,577)	(7,436,388)	(3,856,353)

Loss per common share, basic and diluted	(0.38)	(0.31)	(0.17)

Weighted average number of common
shares outstanding, basic and diluted	26,699,579	23,767,677	23,050,618

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 14)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 7)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 12)	-	-	20,807	-	-	20,807
Stock options to employees (Note 11)	-	-	1,748,607	-	-	1,748,607
Shares issued for options exercised (Note 11)	48,000	168,693	(51,709)	-	-	116,984
Proceeds from at-the-market financing (Note 10)	1,689,500	6,571,673	-	-	-	6,571,673
Share issuance cost (Note 10)	-	(811,887)	-	-	-	(811,887)
Issuance of shares on exercise of warrants (Note 14)	288,500	1,291,436	(510,216)	-	-	781,220
Adjustment of conversion option in convertible debenture (Note 7)	-	-	126,414			126,414
Net loss	-	-	-	-	(3,856,353)	(3,856,353)
	2,026,000	7,219,915	7,500,875	-	(3,856,353)	10,864,437

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
DSU's to non-management board members (Note 12)	-	-	29,056	-	-	29,056
Stock options to employees (Note 11)	-	-	417,818	-	-	417,818
Shares issued for options exercised (Note 11)	91,000	300,869	(132,907)	-	-	167,962
Proceeds from at-the-market financing (Note 10)	471,439	1,290,168	-	-	-	1,290,168
Share issuance cost (Note 10)	-	(78,166)	-	-	-	(78,166)
Issuance of shares on exercise of warrants (Note 14)	225,000	1,027,304	(464,804)	-	-	562,500
Net loss	-	-	-	-	(7,436,388)	(7,436,388)
	787,439	2,540,175	(150,837)	-	(7,436,388)	(5,047,050)

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 12)	-	-	31,628	-	-	31,628
Stock options to employees (Note 11)	-	-	2,261,444	-	-	2,261,444
Shares issued for options exercised (Note 11)	27,500	87,259	(34,391)	-	-	52,868
Proceeds from at-the-market financing (Note 10)	1,471,260	3,469,449	-	-	-	3,469,449
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,689,270	4,764,777	1,175,190	-	-	5,939,967
Share issuance cost (Note 10)	-	(1,002,655)	(158,736)	-	-	(1,161,391)
Issuance of shares on exercise of warrants (Note 14)	357,912	1,030,719	(330,066)	-	-	700,653
Modification of convertible debt (Note 7)	-	-	102,909	-	-	102,909
Net loss	-	-	-	-	(10,143,577)	(10,143,577)
	5,545,942	8,349,549	3,047,978	-	(10,143,577)	1,253,950

Balance, November 30, 2016	29,789,992	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)
	2016	2015	2014
	$	$	$

Net loss	(10,143,577)	(7,436,388)	(3,856,353)
Items not affecting cash
Depreciation (Note 5)	385,210	377,849	381,385
Stock-based compensation (Note 11)	2,261,444	417,818	1,748,607
Deferred share units (Note 12)	31,628	29,056	20,807
Accreted interest (Note 7)	79,245	27,103	127,261
Loss on extinguishment (Note 7)	-	114,023	-
Unrealized foreign exchange loss (gain)	22,916	(81,063)	3,057
Change in non-cash operating assets & liabilities
Accounts receivable	6,200	532,459	464,611
Investment tax credits	(223,115)	(133,035)	(145,436)
Prepaid expenses, sundry and other assets	(171,417)	185,438	(102,130)
Accounts payable and accrued liabilities	(1,466,019)	2,034,576	(356,722)
Deferred revenue	2,962,500	150,000	-
Cash flows used in operating activities	(6,254,985)	(3,782,164)	(1,714,913)

Financing activities
Repayment of related party loans	-	-	(739,208)
Repayment of capital lease obligations	(21,291)	(27,489)	(53,557)
Issuance of shares on exercise of stock options (Note 11)	52,868	167,962	116,984
Issuance of common shares on at-the-market financing, gross (Note 10)	3,469,449	1,290,168	6,571,673
Proceeds from issuance of shares and warrants (Note 10)	5,939,967	-	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	700,653	562,500	781,220
Offering costs (Note 10)	(982,023)	(259,276)	(719,837)
Cash flows provided from financing activities	9,159,623	1,733,865	5,957,275

Investing activity
Purchase of property and equipment	(515,410)	(430,480)	(768,973)
Cash flows used in investing activities	(515,410)	(430,480)	(768,973)

Increase (decrease) in cash	2,389,228	(2,478,779)	3,473,389
Cash, beginning of year	1,755,196	4,233,975	760,586
Cash, end of year	4,144,424	1,755,196	4,233,975

Supplemental cash flow information
Interest paid	165,585	179,878	213,637
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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
Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $10,143,577 for the year ended November 30, 2016 (2015 - $7,436,388; 2014 - $3,856,353), and has an accumulated deficit of $63,016,019 as at November 30, 2016 (November 30, 2015 - $52,872,442). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

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
November 30, 2016, 2015 and 2014
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

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

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

3.
Significant accounting policies

(a)
Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. As at November 30, 2016 and 2015, the Company had no cash equivalents.
The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.

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
November 30, 2016, 2015 and 2014
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

(g)         Warrants

The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(h)
Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(m), the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

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

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized milestone revenue of $Nil (2015 - $Nil; 2014 – $354,153) upon achievement of the milestone.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt LLC pursuant to the Mallinckrodt agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. As of November 30, 2016, the Company recognized $37,500 of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which it continues to record as deferred revenue as the criteria for revenue recognition have not been met. As of November 30, 2016, the Company has recorded a deferred revenue balance of $3,112,500 (2015 - $150,000) relating to the underlying contracts.

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

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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

The Company accounts for income taxes in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

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

The Company’s reporting currency is the U.S. dollar.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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

(o)
Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of shareholders’ equity (deficiency).

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,540,266, 7,128,082 and 7,149,283 common shares of the Company during fiscal 2016, 2015, and 2014, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2016, 2015 and 2014 as the effect would be anti-dilutive.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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

(s)
Future Accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
  Significant accounting policies (continued)

(s)
Future Accounting pronouncements (continued)

Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(s)
Future Accounting pronouncements (continued)

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.
Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2016 and November 30, 2015. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

5.
Property and equipment

		November 30, 2016
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	295,296	238,672	56,624
Computer software	124,151	117,506	6,645
Furniture and fixtures	129,860	109,243	20,617
Laboratory equipment	3,933,693	2,290,074	1,643,619
Leasehold improvements	1,205,810	1,143,792	62,018
Laboratory equipment under capital lease	276,300	179,422	96,878
Computer equipment under capital lease	76,458	73,221	3,237
	6,041,568	4,151,930	1,889,638

		November 30, 2015
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	293,870	214,525	79,345
Computer software	124,151	110,860	13,291
Furniture and fixtures	129,860	104,089	25,771
Laboratory equipment	3,483,398	1,968,088	1,515,310
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	155,203	121,097
Computer equipment under capital lease	76,458	71,834	4,624
	5,526,159	3,766,721	1,759,438

Depreciation for the year ended November 30, 2016 was $385,210 (2015 -$377,849; 2014 - $381,385).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

5.            Property and equipment (continued)

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2016, the Company recorded a $Nil write-down of long-lived assets (2015 - $Nil; 2014 – $Nil).

6.           Accrued liabilities

	November 30,	November 30,
	2016	2015
	$	$

Professional fees	190,485	163,552
Other	194,401	290,738
	384,886	454,290

7.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2016	2015
	$	$
Convertible debenture payable to two directors and officers
of the Company, unsecured, 12% annual interest rate,
payable monthly	1,494,764	1,518,429

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

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture. The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative was presented together on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to equity under

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debenture

ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest.
Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Accreted interest expense during the year ended November 30, 2016 is $79,245 (2015 - $27,103; 2014 - $127,261), and has been included in the consolidated statements of operations and comprehensive loss.
In addition, the coupon interest on the Debenture for the year ended November 30, 2016 is $180,370 (2015 - $179,878; 2014 - $179,877), and has also been included in the consolidated statements of operations and comprehensive loss.

8.
Employee costs payable

As at November 30, 2016, the Company had $838,905 (2015 - $Nil) accrued bonus payable to executive officers of the Company and had $205,246 (2015 - $175,172) accrued vacation payable to certain employees. These balances are due on demand and therefore presented as current liabilities.

9.
Lease obligations

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2016:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

9.
Lease obligations (continued)

	Capital	Operating
Year ending November 30,	Lease	Lease
	$	$

2017	15,489	179,736
2018	-	179,736
2019	-	179,736
2020	-	179,736
	15,489	718,944
Less: amounts representing interest at 14%	660	-
	14,829	718,944
Less: current portion	14,829	179,736
Balance, long-term portion	-	539,208

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2016, the Company has 29,784,992 (2015 - 24,244,050; 2014 - 23,456,611) common shares issued and outstanding and 5,000 common shares to be issued subsequent to November 30, 2016, and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,781,312 (2015 - 5,781,312) common shares or approximately 19% (2015 - 24%; 2014 - 26%) of IPC.

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

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding

distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering. For the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to the Company of $3,368,674, respectively, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to the Company of $1,254,178. During the year ended November 30, 2014, an aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673, with net proceeds to the Company of $6,390,670. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at November 30, 2016, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $5,468,711 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $5.4 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2016, costs directly related to the at the-market facility of $100,775 (2015 - $38,889; 2014 - $811,887) were recorded in share offering costs and an additional $258,287 (2015 - $39,277; 2014 - $Nil) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility.

(d)
In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional Paid in Capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the unit shares were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional Paid in Capital.

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,978,999 based on the number of issued and outstanding common shares as at November 30, 2016. As at November 30, 2016, 2,628,520 options are outstanding and there were 350,479 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.
Options (continued)

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,934,758 performance-based stock options have vested as of November 30, 2016. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. These options were outstanding as at November 30, 2016.

In the year ended November 30, 2016, 355,000 (2015 - 295,000; 2014 - 254,001) stock options were granted to management and other employees and 105,000 (2015 - 60,000; 2014 - 225,000) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years. For options that have an expected life of less than six years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30,	November 30,
	2016	2015	2014

Volatility	65.2%	68.6%	55.0%
Risk-free interest rate	0.620%	0.580%	1.45%
Expected life (in years)	5.00	5.00	5.60
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	$1.20	$1.66	$2.10

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.          Options (continued)

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

		November 30, 2016			November 30, 2015			November 30, 2014
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding
beginning of
period,	5,062,007	3.89	2.21	4,858,208	3.96	2.21	4,455,072	3.97	2.21
Granted	460,000	2.42	1.20	355,000	2.52	1.66	479,001	3.86	2.10
Exercised	(27,500)	2.57	1.68	(91,000)	2.34	1.86	(48,000)	2.45	1.07
Forfeiture	-	-	-	(60,168)	-	-	(27,832)	-	-
Expired	(102,047)	19.24	13.29	(33)	770.13	493.31	(33)	709.18	709.18
Balance at
end of period	5,392,460	3.48	1.88	5,062,007	3.89	2.21	4,858,208	3.96	2.21

Options
exercisable,
end of year	4,396,610	3.49	1.96	3,812,930	4.01	2.35	3,640,381	4.09	2.40

As of November 30, 2016, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	5,360,835	3.31	0.96	1.74	4,364,985	3.27	1.78
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	31,625	33.02	0.99	25.98	31,625	33.02	25.98
	5,392,460	3.48			4,396,610	3.49

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2016 is approximately $2,366,659 (2015 - $2,482,528; 2014 - $2,482,528). During the year ended November 30, 2016, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $620,632 relating to these stock options was recognized in 2016 in research and development expense (2015 - $Nil; 2014 - $Nil).

For the year ended November 30, 2016, 27,500 options were exercised for a cash consideration of $52,868. For the year ended November 30, 2015, 91,000 options were exercised for cash consideration of $167,962. For the year ended November 30, 2014, 48,000 options were exercised for cash consideration of $116,984.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.
Options (continued)

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Research and development	1,995,805	152,231	1,270,307
Selling, general and administrative	265,639	265,587	478,300
	2,261,444	417,818	1,748,607

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2016 (2015 - 4%; 2014 - 3%).

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

During the year ended November 30, 2016 and 2015, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2016, 76,743 (2015 - 60,002) DSUs are outstanding and 33,257 (2015 - 49,998) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2016, 2015 and 2014 in additional paid in capital and accrued the following amounts as at November 30, 2016, 2015 and 2014:

	November 30, 2016		November 30, 2015		November 30, 2014
	$	shares	$	shares	$	shares

Additional paid in capital	31,628	16,741	29,056	10,993	20,807	5,968
Accrued liability	7,261	2,356	8,051	4,272	3,759	1,338

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

14.         Warrants

Prior to November 30, 2015, all the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was the Canadian dollar. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants (“Series A Warrants”) to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The holders of Series A Warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised multiplied by the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

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

Effective December 1, 2013, the Company changed its functional currency to the U.S. dollar such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common stock and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

 14.         Warrants (continued)

The following table provides information on the 5,476,482 warrants outstanding and exercisable as of November 30, 2016:

				Shares issuable
Warrant	Exercise price	Number outstanding	Expiry	upon exercise

March 2013 Warrants	$2.10	1,491,742	March 22, 2018	372,936
July 2013 Warrants	$2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$1.93	3,114,740	June 02, 2021	1,557,370
		5,476,482		2,147,806

During the year ended November 30, 2016, there were cash exercises in respect of 832,104 warrants (2015 - 450,000; 2014 - 481,000) and no cashless exercise (2015 - $Nil; 2014 - $Nil) of warrants, resulting in the issuance of 357,912 (2015 - 225,000; 2014 - 288,500) and $Nil (2015 - $Nil; 2014 - $Nil) common shares, respectively. For the warrants exercised, the Company recorded a charge to capital stock of $1,030,719 (2015 - $1,027,304; 2014 - $1,291,436) comprised of proceeds of $700,653 (2015 - $562,500; 2014 - $781,220) and the associated amount of $330,066 (2015 - $464,804; 2014 - $510,216) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	Series A	March 2013	July 2013	June 2016
	Warrants	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2015	2,835,000	1,724,300	870,000	-	5,429,300
Issued	-	-	-	3,714,286	3,714,286
Exercised	-	(232,558)	-	(599,546)	(832,104)
Expired	(2,835,000)	-	-	-	(2,835,000)
Outstanding, November 30, 2016	-	1,491,742	870,000	3,114,740	5,476,482

	Series A	March 2013	July 2013
	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2014	3,285,000	1,724,300	870,000	5,879,300
Exercised	(450,000)	-	-	(450,000)
Outstanding, November 30, 2015	2,835,000	1,724,300	870,000	5,429,300

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

15.         Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2016	2015	2014
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(2,688,048)	(1,970,643)	(1,021,934)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	640,481	164,723	417,879
Change in valuation allowance	2,683,775	1,804,406	(995,957)
Difference in net income before taxes
between Canadian and U.S dollar	-	-	160,316
Investment tax credit	-	(168,591)	(9,114)
Financing costs booked to equity	(281,063)	(23,348)	(208,271)
FCR Election	-	(253,856)	-
Foreign exchange change	-	-	985,544
True up of tax returns	(356,095)	(15,991)	82,939
Tax loss expired and other	950	463,300	588,598
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	7,427,516	6,019,380	6,528,099
Book and tax basis differences
on assets and liabilities	3,409,343	2,854,916	1,006,667
Other	-	-	47,180
Ontario harmonization tax credit	-	-	371,160
Investment tax credit	2,405,365	-	2,327,722
Undeducted research and
development expenditures	3,710,274	5,394,426	2,183,486
	16,952,498	14,268,722	12,464,314
Valuation allowances for
deferred tax assets	(16,952,498)	(14,268,722)	(12,464,314)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

15.          Income taxes (continued)

At November 30, 2016, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2028	182,195
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	5,195,985
27,936,878

United States Federal net operating losses expiring
in the year ended November 30,
$

2024	18,512
2025	16,234
2026	34,522
69,268

At November 30, 2016, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $14,000,000 (2015 - $12,408,000) which can be carried forward indefinitely.

At November 30, 2016, the Company had approximately $3,273,000 (2015 - 2,710,000) of unclaimed ITCs which expire from 2025 to 2036. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2016 or November 30, 2015.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2008 to 2016 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2016, 2015 and 2014 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2016, 2015 and 2014.

The Company had no unrecognized tax benefits in 2016, 2015 and 2014, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

16.          Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2016, and continuing as at February 9, 2017, the Company is not aware of any pending or threatened material litigation claims against the Company.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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

(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years.

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.

The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.

Reconciliation of Level 3 fair value measurements:

		November 30, 2014
	Conversion	Warrant
	Option	liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972

Transfer out from level 3(a)	(728,950)	(5,438,022)	(6,166,972)
Closing balance	-	-	-

(a)
As discussed in Note 7 and 14, the conversion option value of $728,950 and the warrant value of $5,438,022 at December 1, 2013 were reclassified to additional paid-in capital due to the change in functional currency.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

17.         Financial instruments (continued)
(a)
Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2016		November 30, 2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debt(i)	1,494,764	1,500,000	1,518,429	1,481,663

(i)
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

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, convertible debenture and capital lease obligations due to the short-term nature of these balances.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2016	2015
	$	$

Total accounts receivable	472,474	478,674
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	472,474	478,674

Not past due	427,519	453,662
Past due for more than 31 days
but no more than 60 days	3,319	5,003
Past due for more than 91 days
but no more than 120 days	41,636	20,009
Total accounts receivable, net	472,474	478,674

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2016 and November 30, 2015, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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
Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2016		November 30, 2015
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3,429		1.3,353
	$	$	$	$

Assets
Cash	182,714	136,059	116,096	86,944
	182,714	136,059	116,096	86,944
Liabilities
Accounts payable	449,900	335,021	1,372,196	1,027,631
Employee cost payable	1,402,108	1,044,151	233,906	175,171
Capital lease	19,914	14,829	48,231	36,120
	1,871,922	1,394,001	1,654,333	1,238,922
Net exposure	(1,689,208)	(1,257,942)	(1,538,237)	(1,151,978)

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2016:

					November 30, 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	807,295	-	-	-	-	807,295
Accrued liabilities	384,886	-	-	-	-	384,886
Capital lease (note 9)	5,437	5,585	3,807	-	-	14,829
Related parties
Employee costs payable (Note 8)	707,547	-	-	336,604	-	1,044,151
Convertible debenture (Note 7)	59,138	1,515,770	-	-	-	1,574,908
	1,964,303	1,521,355	3,807	336,604	-	3,826,069

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
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

	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Revenue
United States	2,247,002	4,093,781	8,769,693
	2,247,002	4,093,781	8,769,693

Total assets
Canada	7,974,689	5,224,299	7,875,035

Total property and equipment
Canada	1,889,638	1,759,438	1,618,897

19.         Subsequent event

Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension.

Item 19.
Exhibits
EXHIBIT INDEX
Number	Exhibit	Footnote
1.1	Articles of Incorporation of the Company and Amendments thereto	(7)
1.2	By-Laws of the Company	(7)
4.1	IPC Arrangement Agreement	(7)
4.2	The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions	(7)
4.3	The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi	(7)
4.51	Securities purchase agreement for February 1, 2011 private placement	(6)
4.52	Registration rights agreement for February 1, 2011 private placement	(6)
4.53	Combined Series A/B common share purchase warrant for February 1, 2011 private placement	(6)
4.54	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012	(8)
4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.54	(8)
4.56	12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(5)
4.57	Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada.	(5)
4.58	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013	(9)
4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 4.58)	(9)
4.60	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 4.58)	(9)
4.61	Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013	(10)
4.62	Form of Warrants	(10)
4.63	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013	(11)
4.64(†)	License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 12, 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013	(4)
4.65	Fifth Amendment to Lease Agreement dated November 28, 2014 between Finley W. McLachlan Properties Inc. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada	(3)
4.66	Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(3)
4.67	Indenture of Lease dated as of December 1, 2015 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 22 Worcester Road and 30 Worcester Road, Toronto, Ontario, Canada	(2)
4.68	Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(2)
4.69	Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000	(2)
4.70	Underwriting Agreement between Intellipharmaceutics International Inc. and Dawson James Securities, Inc., dated May 27, 2016.	(12)
4.71	Form of Common Share Purchase Warrant	(12)
4.72	Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013	(1)
4.73	Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013	(1)
4.74(††)	License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp.	(1)
8.1	List of subsidiaries	(1)
11.1	Code of Business Conduct and Ethics	(7)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange	(1)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(1)
15.1	Consent of Independent Registered Public Accounting Firm (MNP LLP)	(1)
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte LLP)	(1)
16.1	Letter dated February 27, 2017 of Deloitte LLP, as required by Item 16F of Form 20-F	(1)
101
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Annual Report on Form 20-F for the fiscal year-ended November 30, 2016, formatted in XBRL:
		(1) (13)
	(i) Consolidated balance sheets as at November 30, 2016 and 2015
	(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2016, 2015 and 2014
	(iii) Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2016, 2015 and 2014
	(iv) Consolidated statements of cash flows for the years ended November 30, 2016, 2015 and 2014
	(v) Notes to the consolidated financial statements
(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2016.
(2)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016.
(3)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015.
(4)	Incorporated herein by reference to the Company’s Amendment No. 1 on Form 20-F/A for the fiscal year ended November 30, 2013 as filed on April 14, 2014.
(5)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013.
(6)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011.
(7)	Incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010.
(8)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012.
(9)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of March 2013 as filed on March 19, 2013.
(10)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of July 2013 as filed on July 26, 2013 (SEC Accession No. 0001171843-13-002968).
(11)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013.
(12)	Incorporated herein by reference to the Company’s report on Form 6-K for the month of May 2016 as filed on May 27, 2016.
(13)
XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(†) Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(††) Confidential treatment has been requested for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Intellipharmaceutics International Inc.
/s/ Domenic Della Penna
Domenic Della Penna
Chief Financial Officer (Principal Financial Officer)
Intellipharmaceutics International Inc.
February 27, 2017