Form 20-F
Intellipharmaceutics International Inc.
filed 2018-03-01
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20547
FORM 20-F

[_]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2017
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

Andrew Patient, Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road,
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
None

As of November 30, 2017, the registrant had 34,704,515 common shares outstanding.

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

Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X] Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by theInternational Accounting Standards Board [_]	Other [_]

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded including risks or uncertainties related to our ability to implement and execute a plan to regain compliance with the Nasdaq Stock Market LLC (“Nasdaq”) continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and our generic Seroquel XR® (quetiapine fumarate extended-release) tablets, which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income  tax burden, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for abbreviated new drug applications (“ANDAs”) and new drug applications (“NDAs”), challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (previously referred to as Rexista™) (“Oxycodone ER”) product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section in Item 3.D below, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this annual report to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully commercialize or complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

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

Not applicable

C. Auditors

Not applicable

Item 2. Offer Statistics and Expected Timetable

A. Offer statistics

Not applicable

B. Method and expected timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial data of Intellipharmaceutics has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2017, 2016, 2015, 2014, and 2013. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in United States dollars (“U.S. dollars”), unless otherwise indicated.

(in thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2017	As at and for the year ended November 30, 2016	As at and for the year ended November 30, 2015	As at and for the year ended November 30, 2014	As at and for the year ended November 30, 2013
	$	$	$	$	$
Revenue	5,504	2,247	4,094	8,770	1,527
Loss for the year	(8,857)	(10,144)	(7,436)	(3,856)	(11,495)
Total assets	7,397	7,974	5,224	7,875	4,380
Total liabilities	7,010	6,858	5,362	2,966	10,335
Net assets	386	1,116	(138)	4,909	(5,955)
Capital stock	35,290	29,831	21,481	18,941	11,721
Loss per share - basic and diluted	(0.29)	(0.38)	(0.31)	(0.17)	(0.58)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	31,014	26,700	23,768	23,051	19,671

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2013, 2014, 2015, 2016 and 2017. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

AVERAGE
2013	1.0241
2014	0.9115
2015	0.7934
2016	0.7532
2017	0.7598

The following table sets forth the high and low exchange rates for each month during the previous six months.

	LOW	HIGH
August 2017	0.7840	0.8012
September 2017	0.8013	0.8245
October 2017	0.7756	0.8018
November 2017	0.7759	0.7885
December 2017	0.7760	0.7971
January 2018	0.7978	0.8135
February 2018 (through February 27, 2018)	0.7849	0.8138

The exchange rates are based upon the noon buying rate as quoted by The Bank of Canada. At February 27, 2018, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.7849.

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

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities necessary and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2017, we had a cash balance of $1.9 million. As of February 15, 2018 (the date of filing of the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations and Audited Annual Financial Statements for the year ended November 30, 2017), our cash balance was $0.6 million. We currently expect to satisfy our operating cash requirements until June 2018 from cash on hand and quarterly profit share payments from Par Pharmaceutical, Inc., or Par, and Mallinckrodt LLC, or Mallinckrodt. We may need to obtain additional funding prior to that time as we further the development of our product candidates and if we accelerate our product commercialization activities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, and/or new strategic partnership agreements which fund some or all costs of product development. If necessary, and conditions permit, we may utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), and selected generic, product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the Purdue litigation (as defined below) and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs, at all or in time to competitively market our products or product candidates.

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

We have incurred net losses from inception through November 30, 2017 and had an accumulated deficit of $71,873,459 as of such date, and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we may continue to incur further losses.There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on how many of our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

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

We are a defendant in purported securities class-action litigation matter and are at risk of additional similar litigation in the future that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

We are a defendant in a purported securities class action litigation matter as described under Item 8.A below. The defense of such litigation matters may increase our expenses and divert our management’s attention and resources and any unfavorable outcome could have a material adverse effect on our business and results of operations. Any adverse determination in such litigation matters, or any amounts paid to settle such litigation matters could require that we make significant payments. In addition, we may in the future be the target of other securities class actions or similar litigation. See Item 8.A below.

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

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) were enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for “Prior Approval Supplements,” and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Effective October 1, 2017, for the FDA’s fiscal year 2018, the FDA will charge an annual facility user fee of $226,087 plus a new general program fee of $159,079. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Recent and future legal developments could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge.

In the United States and elsewhere, recent and proposed legal and regulatory changes to healthcare systems could prevent or delay our receipt of regulatory approval for our product candidates, restrict or regulate our post-approval marketing activities, and adversely affect our ability to profitably sell our products. We do not know whether additional legislative changes will be enacted, or whether the FDA’s regulations, guidance or interpretations will be changed, or what impact any such changes will have, if any, on our ability to obtain regulatory approvals for our product candidates. Further, the U.S. Centers for Medicare and Medicaid Services, or CMS, frequently changes product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Also, increased scrutiny by the U.S. Congress of the FDA’s approval process could significantly delay or prevent our receipt of regulatory approval for our product candidates and subject us to more stringent product labeling and post-marketing testing and other requirements.

In addition, the current U.S. White House administration has expressed concerns regarding existing trade agreements, such as North American Free Trade Agreement (NAFTA), and raised the possibility of imposing significant increases on tariffs on goods imported into the United States, which could adversely impact our sale of products into the United States.

We operate in a highly litigious environment.

From time to time, we may be exposed to claims and legal actions in the normal course of business. As of the date of this annual report, we are not aware of any pending or threatened material litigation claims against us other than as described below and under Item 8.A below. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights or such rights of others, business or licensing arrangements with other persons, product liability or financing activities. Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others. If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue Pharma L.P.’s file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the sixteen (16) patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, or the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, we received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs or plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER, alleging that Oxycodone ER infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against us and two of our executive officers on behalf of a putative class of purchasers of our securities (the “S.D.N.Y. Action”). In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. Under a scheduling order approved by the Court, the defendants must respond to the amended complaint by March 30, 2018. We intend to vigorously defend our company against the claims asserted in the consolidated action.

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

●
difficulties may be encountered in the manufacture and/or packaging of our products;

●
once manufactured, our products may not meet prescribed quality assurance and stability tests;

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

Near-term revenue depends significantly on the success of our first commercialized product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release), and our second commercialized product, generic Seroquel XR® (quetiapine fumarate extended release).

We have invested significant time and effort in the development of our first ANDA product, our once daily generic Focalin XR® capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA had granted final approval under the Par ANDA (as defined below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par had 180 days of U.S. generic marketing exclusivity for those strengths. In November 2017, Par launched the remaining 5 and 40 mg strengths of generic Focalin XR®, complementing the 10, 15, 20, 25, 30 and 35 mg strengths previously launched and marketed by Par and providing us with the full line of general Focalin XR® strengths available in the U.S. market. Under a license and commercialization agreement between us and Par (as amended, the “Par agreement”), we receive calendar quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance whether any strengths will be successfully commercialized. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due.

We have also invested significant time and effort in the development of our second ANDA product, our generic Seroquel XR® tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017 our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. In October 2016, we announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the “licensed products”) which have either been launched (generic Seroquel XR®) or for which we have ANDAs filed with the FDA (the “Mallinckrodt agreement”):

●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved by FDA and launched

●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review

●
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments that are payable on future sales of licensed product). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. There can be no assurance whether any strengths of our generic Seroquel XR® will be successfully commercialized. We depend significantly on the actions of our marketing partner Mallinckrodt in the commercialization of our generic Seroquel XR® tablets and on their timely payment to us of the contracted payments as they come due.

Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product and the branded Seroquel XR® product are in the market. Although we have several other products in our pipeline, and received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths and final approval from the FDA for our metformin hydrochloride extend release tablets in the 500 and 750 mg strengths, the majority of the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our generic Keppra XR® product strengths that have been approved by the FDA. We are also actively evaluating options to realize commercial returns from the approval of our generic Glucophage® XR.

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

We believe that the revenues derived from our generic Focalin XR® capsules and generic Seroquel XR® tablets are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonal fluctuations in relation to generic Focalin XR® capsules (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

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

We have limited manufacturing, sales, marketing or distribution capability and we must rely upon third parties for such.

While we have built our own manufacturing facility onsite in Toronto, we depend on third-party manufacturers to supply pharmaceutical ingredients and will be reliant on a third-party manufacturer to produce certain of our products and product candidates. Third-party manufacturers must be able to meet our deadlines, as well as adhere to quality standards and specifications. Our reliance on third parties for the manufacture of pharmaceutical ingredients and finished products creates a dependency that could severely disrupt our research and development, our clinical testing, and ultimately our sales and marketing efforts if the source of such supply proves to be unreliable or unavailable. If our own manufacturing operation or any contracted manufacturing operation is unreliable or unavailable, we may not be able to move forward and our entire business plan could fail. There is no assurance that our own manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards or current cGMP.

If our manufacturing facility is unable to manufacture our product(s) or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, it could have a material adverse impact on our business.

If our manufacturing facility fails to comply with regulatory requirements or encounter other manufacturing difficulties, it could adversely affect our ability to supply products. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with cGMP regulations. Compliance with FDA and Health Canada cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, record-keeping and quality assurance and control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects our manufacturing facility to possible legal or regulatory action, including shutdown, which may adversely affect our ability to manufacture product. Were we not able to manufacture products at our manufacturing facility because of regulatory, business or any other reasons, the manufacture and marketing of these products would be interrupted. This could have a material adverse impact on our business, results of operations, financial condition, cash flows and competitive position.

The use of legal and regulatory strategies by competitors with innovator products, including the filing of citizen petitions, may delay or prevent the introduction or approval of our product candidates, increase our costs associated with the introduction or marketing of our products, or significantly reduce the profit potential of our product candidates.

Companies with innovator drugs often pursue strategies that may serve to prevent or delay competition from alternatives to their innovator products. These strategies include, but are not limited to:

●
filing “citizen petitions” with the FDA that may delay competition by causing delays of our product approvals;

●
seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate a product’s bioequivalence or “sameness” to the related innovator product;

●
filing suits for patent infringement that automatically delay FDA approval of products seeking approval based on the Section 505(b)(2) pathway;

●
obtaining extensions of market exclusivity by conducting clinical trials of innovator drugs in pediatric populations or by other methods;

●
persuading the FDA to withdraw the approval of innovator drugs for which the patents are about to expire, thus allowing the innovator company to develop and launch new patented products serving as substitutes for the withdrawn products;

●
seeking to obtain new patents on drugs for which patent protection is about to expire; and

●
initiating legislative and administrative efforts in various states to limit the substitution of innovator products by pharmacies.

These strategies could delay, reduce or eliminate our entry into the market and our ability to generate revenues from our products and product candidates.

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

●
the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

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

We rely on commercial partners, and may rely on future commercial partners, to market and commercialize our products and, if approved, our product candidates, and one or more of those commercial partners may fail to develop and effectively commercialize our current, and any future, products.

Our core competency and strategic focus is on drug development and we now, and may in the future, utilize strategic commercial partners to assist in the commercialization of our products and our product candidates, if approved by the FDA. If we enter into strategic partnerships or similar arrangements, we will rely on third parties for financial resources and for commercialization, sales and marketing. Our commercial partners may fail to develop or effectively commercialize our current, and any future products, for a variety of reasons, including, among others, because they may face intense competition, they lack adequate financial or other resources or they decide to focus on other initiatives or priorities. Any failure of our third-party commercial partners to successfully market and commercialize our products and product candidates would diminish our revenues.

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

Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 16.7% of our issued and outstanding common shares as of February 27, 2018 (and collectively beneficially owned in the aggregate approximately 25.6% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the debenture in respect of the loan to us in the original principal amount of $1,500,000 by Drs. Isa and Amina Odidi (the “Debenture”), of which $1,350,000 remains outstanding, that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

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

The effect of U.S. federal income tax law changes enacted in 2017 on the U.S. corporate income tax burden on our future U.S. operations cannot be predicted. Although such legislation reduced the maximum corporate income tax rate from 35% to 21%, it also introduced several changes that could increase our effective rate of tax on our net operating income. For example, if our operations are highly leveraged, the new limitations on business interest deductions may prevent us from being able to reduce our corporate income tax base by a significant amount of interest incurred on debt necessary to fund operations. In addition, newly enacted limitations on a corporation’s ability to reduce its taxable income by net operating loss carryovers may prevent us from using prior year accumulated losses fully to offset taxable income earned in profitable years. Finally, if we make significant payments for interest, royalties, services and otherwise deductible items to our foreign affiliates, the base erosion minimum tax enacted last year may apply to increase our effective rate of U.S. corporate income tax.

Risks related to our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our expected royalties.

Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Oxycodone ER product candidate, the prices at which such of our products are sold and the revenues we may receive could be reduced.

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

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Oxycodone ER, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

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

The manufacturing, distribution, processing, formulation, packaging, labeling, cross-border importation and advertising of our products are subject to extensive regulation by federal agencies, including the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency in the United States, and Health Canada and Canada Border Services Agency in Canada, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and Health Canada and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s or Health Canada’s review of NDAs, ANDAs or ANDSs, as the case may be, enforcement actions, injunctions and civil or criminal prosecution.

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

There has been an increased public awareness of the problems associated with the potential for abuse of opioid-based medications.

There has been increasing legislative attention to opioid abuse in the U.S., including passage of the 2016 Comprehensive Addiction and Recovery Act and the 21st Century Cures Act, which, among other things, strengthens state prescription drug monitoring programs and expands educational efforts for certain populations. These laws could result in fewer prescriptions being written for opioid drugs, which could impact future sales of our Oxycodone ER and related opioid product candidates.

Federal, state and local governmental agencies have increased their level of scrutiny of commercial practices of companies marketing and distributing opioid products, resulting in investigations, litigation and regulatory intervention affecting other companies. A number of counties and municipalities have filed lawsuits against pharmaceutical wholesale distributors, pharmaceutical manufacturers and retail chains related to the distribution of prescription opioid pain medications. Policy makers and regulators are seeking to reduce the impact of opioid abuse on families and communities and are focusing on policies aimed at reversing the potential for abuse. In furtherance of those efforts, the FDA has developed an Action Plan and has committed to enhance safety labeling, require new data, strengthen post-market requirements, update the REMS program, expand access to and encourage the development of abuse-deterrent formulations and alternative treatments, and re-examine the risk-benefit profile of opioids to consider the wider public health effects of opioids, including the risk of misuse. Several states also have passed laws and have employed other clinical and public health strategies to curb prescription drug abuse, including prescription limitations, increased physician education requirements, enhanced monitoring programs, tighter restrictions on access, and greater oversight of pain clinics. This increasing scrutiny and related governmental and private actions, even if not related to a product that we intend to make, could have an unfavorable impact on the overall market for opioid-based products such as our Oxycodone ER product candidate, or otherwise negatively affect our business.

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

Our ability to market and promote our Oxycodone ER product candidate and its abuse-deterrent features will be determined by FDA-approved labeling requirements.

The commercial success of our Oxycodone ER product candidate will depend upon our ability to obtain requested FDA-approved labeling describing its abuse-deterrent features. Our failure to achieve FDA approval of requested product labeling containing such information will prevent us from advertising and promoting the abuse-deterrent features of our product candidate in a way to differentiate it from competitive products. This would make our product candidate less competitive in the market. Moreover, FDA approval is required in order to make claims that a product has an abuse-deterrent effect.

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

Although we intend to provide data to the FDA to support approval of abuse-deterrence label claims for Oxycodone ER, there can be no assurance that Oxycodone ER or any of our other product candidates will receive FDA-approved labeling that describes the abuse-deterrent features of such products. The FDA may find that our studies and data do not support our requested abuse-deterrent labeling or that our product candidate does not provide substantial abuse-deterrence benefits because, for example, its deterrence mechanisms do not address the way it is most likely to be abused. Furthermore, the FDA could change its guidance, which could require us to conduct additional studies or generate additional data. If the FDA does not approve our requested abuse-deterrent labeling, we will be limited in our ability to promote Oxycodone ER based on its abuse-deterrent features and, as a result, our business may suffer.

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

In the event we pursue growth through international operations, such growth could strain our resources, and if we are unable to manage any growth we may experience, we may not be able to successfully implement our business plan.

In connection with any geographic expansion we may pursue, international operations would involve substantial additional risks, including, among others: difficulties complying with the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws. difficulties maintaining compliance with the various laws and regulations of multiple jurisdictions that may be applicable to our business, many of which may be unfamiliar to us. more complexity in our regulatory and accounting compliance. differing or changing obligations regarding taxes, duties or other fees. limited intellectual property protection in some jurisdictions. risks associated with currency exchange and convertibility, including vulnerability to appreciation and depreciation of foreign currencies. uncertainty related to developing legal and regulatory systems and standards for economic and business activities in some jurisdictions. trade restrictions or barriers, including tariffs or other charges and import-export regulations, changes in applicable laws or policies. the impact of and response to natural disasters. and the potential for war, civil or political unrest and economic and financial instability. The occurrence of any of these risks could limit our ability to pursue international expansion, increase our costs or expose us to fines or other legal sanctions, any of which could negatively impact our business, reputation and financial condition.

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

In addition, the stock market in general and the market for drug development companies in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted, such as the S.D.N.Y. Action. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

A large number of our common shares could be sold in the market in the near future, which could depress our stock price.

As of February 27, 2018, we had approximately 34.7 million common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144. In addition, in November 2013, we established an at-the-market equity program pursuant to which we originally could, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations). As of February 27, 2018 we have issued and sold an aggregate of 4,740,350 common shares with an aggregate offering price of $13,872,929 under the at-the-market program. Roth Capital Partners, LLC (“Roth”) received compensation of $392,827 in connection with such sales. We are not required to sell shares under the equity distribution agreement. There can be no assurance that any additional shares will be sold under our at-the-market program.

On July 17, 2017, the Company’s most recent registration statement on Form F-3 was declared effective by the SEC (the “Shelf Registration Statement”). The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of February27, 2018, the Company has not sold any securities under the Shelf Registration Statement, other than (i) the sale since July 17, 2017 of 485,239 common shares under the Company’s at-the-market program referred to above and (ii) the sale of 3,636,364 common shares under the Wainwright Agreement (as defined below), and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

As of February 27, 2018, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 10,257,909 common shares. To the extent any of our options and warrants is exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

There is no guarantee that an active trading market for our common shares will be maintained on the Nasdaq or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common shares.

The Company may, from time to time, issue additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. The market price of our common shares could decline as a result of sales of common shares or securities that are convertible into or exchangeable for, or that represent the right to receive, common shares after this offering or the perception that such sales could occur.

Future sales of our common shares may cause the prevailing market price of our common shares to decrease.

We have registered a substantial number of outstanding common shares and common shares that are issuable upon the exercise of outstanding warrants. If the holders of our registered common shares choose to sell such shares in the public market or if holders of our warrants exercise their purchase rights and sell the underlying common shares in the public market, or if holders of currently restricted common shares choose to sell such shares in the public market, the prevailing market price for our common shares may decline. The sale of shares issued upon the exercise of our warrants (and options) could also further dilute the holdings of our then existing shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through equity offerings.

Future issuances of our shares could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of common shares in the future. In this regard, in November 2013, we entered into an at-the-market program pursuant to which we originally could, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations). As of February 27, 2018 we have issued and sold an aggregate of 4,740,350 common shares with an aggregate offering price of $13,872,929 under the original at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.

On July 17, 2017, the Shelf Registration Statement was declared effective by the SEC. The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of $100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of February 27, 2018, the Company has not sold any securities under the Shelf Registration Statement other than (i) the sale since July 17, 2017 of 485,239 common shares under the Company’s at-the-market program referred to above and (ii) the sale 3,636,364 common shares under the Wainwright Agreement referred to above, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

Failure to maintain the applicable continued listing requirements of the TSX could result in our common shares being delisted from the TSX. The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted. For example, participating securities may be delisted from the TSX if, among other things, the market value of an issuer’s securities that are listed on the TSX is less than C$3,000,000 over any period of 30 consecutive trading days. In such circumstances, the TSX may notify an issuer that it is under delisting review and the issuer will normally be given up to 120 days from the date of such notification (the “delisting review period”) to correct the fall in market value and such other deficiencies noted by the TSX. At any time prior to the end of the delisting review period, the TSX will provide the issuer with an opportunity to be heard where the issuer may present submissions to satisfy the TSX that all deficiencies identified in the TSX’s notice have been rectified. If at the conclusion of the hearing the issuer cannot satisfy the TSX that the deficiencies identified have been rectified and that no other delisting criteria are then applicable to the issuer, the TSX will determine whether to delist the issuer’s securities.

If the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX may determine to delist our common shares. If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange. In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada. Moreover, if we are delisted from the TSX, but obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.

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

In September 2017, the Company announced that it has received written notification from Nasdaq notifying the Company that it is not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a minimum market value of $35.0 million, and Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company’s common shares for the 30 consecutive business days from August 8, 2017, the Company no longer meets the minimum market value of listed securities requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until March 19, 2018, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s common shares must have a market value of at least $35.0 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 19, 2018, the Company may be eligible for additional time to regain compliance. If not, our securities may be delisted from Nasdaq.

In December 2017, we announced that we were notified by Nasdaq that the minimum bid price per share for our common shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We have a period of 180 calendar days, or until June 4, 2018, to regain compliance with Nasdaq’s minimum bid price requirement. To regain compliance, our common shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by June 4, 2018, we may be eligible for additional time to regain compliance. If not, our securities may be delisted from Nasdaq.

There can be no assurance that we will be able to comply with all applicable Nasdaq continued listing standards. If we are unable to do so, our common shares may no longer be listed on Nasdaq or another national securities exchange and the liquidity and market price of our common shares may be adversely affected. If our common shares are delisted from Nasdaq, they may trade on the over-the-counter market, which may be a less liquid market. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, common shares of the Company would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

If our common shares are not listed on a national securities exchange, compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of the common shares.

Because our common shares are listed on Nasdaq, we are not required to register or qualify in any state the subsequent offer, transfer or sale of the common shares. If our common shares are delisted from Nasdaq and are not eligible to be listed on another national securities exchange, subsequent transfers of our common shares by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of common shares to register or qualify the common shares for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

Our common shares are listed for trading in the United States and may become subject to the Securities and Exchange Commission’s penny stock rules.

Transactions in securities that are traded in the United States by companies with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00 that are not traded on Nasdaq or on other securities exchanges may be subject to the “penny stock” rules promulgated under the U.S. Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:

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

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. Holders (as defined in Item 10 below) of our common shares and preference shares (collectively, “shares”). It may be possible for U.S. holders of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”). A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average during the year, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. We believe that we were not a PFIC during our 2017 taxable year and will not likely be a PFIC during our 2018 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2018 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, some of the consequences from PFIC status during that year will affect such holder’s U.S. income tax treatment in subsequent years during which we do not meet the PFIC tests. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

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

Item?4. Information on the Company

A. History and Development of the Company

The Company was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.

Our registered principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2. Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

Our agent for service in the United States is Corporate Services Company at 1180 Avenue of the Americas, New York New York, 10036.

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

For the years ended November 30, 2017, 2016 and 2015, we spent a total of $9,271,353, $8,166,736 and $7,247,473, respectively, on research and development. Over the past three fiscal years and up to February 27, 2018, we have raised approximately $17,241,223 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX and on Nasdaq under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

B. Business Overview

Recent Corporate Developments

●
In February 2018, we and the FDA discussed a previously-announced Complete Response Letter (“CRL”) for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on the meeting, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, we will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

●
In December 2017, we were notified by Nasdaq that the minimum bid price per share for our common shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We have a period of 180 calendar days, or until June 4, 2018, to regain compliance with Nasdaq’s minimum bid price requirement. To regain compliance, our common shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by June 4, 2018, we may be eligible for additional time to regain compliance. If not, our securities may be delisted from Nasdaq.

●
In November 2017, our U.S. marketing partner, Par, launched the 5 and 40 mg strengths of its generic Focalin XR® capsules in the United States, which followed the launch in May 2017 of the 10 and 20 mg strengths in the United States. The launch of the 5 and 40 mg strengths and the 10 and 20 mg strengths complements the 15, 25, 30 and 35 mg strengths of generic Focalin XR® previously launched and marketed by Par. Under a licensing and commercialization agreement between us and Par, we receive quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. The Par launches of the additional strengths provided us with the full line of generic Focalin XR® strengths available in the U.S. market. In January 2017, Par had launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® already being marketed by Par.

●
In October 2017, we completed a registered direct offering consisting of 3,636,364 common shares at a price of $1.10 per share for gross proceeds of approximately $4 million. We also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares at an exercise price of $1.25 per share. The warrants are exercisable six months following the October 13, 2017 closing date and will expire 30 months after the date they become exercisable. The common shares (but not the warrants or the common shares underlying the warrants) were offered by us through a prospectus supplement pursuant to our shelf registration statement on Form F-3 as previously filed and declared effective by the Securities and Exchange Commission (“SEC”) and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the U.S Securities Act, and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the U.S. Securities Act, or applicable state securities laws.

●
In September 2017, we were notified by Nasdaq that we are not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a minimum market value of $35.0 million. A failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of our common shares for the 30 consecutive business days from August 8, 2017, we no longer meet the minimum market value of listed securities requirement. We were provided 180 calendar days, or until March 19, 2018, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, our common shares must have a market value of at least $35.0 million for a minimum of 10 consecutive business days. In the event we do not regain compliance by March 19, 2018, we may be eligible for additional time to regain compliance. If not, our securities may be delisted from Nasdaq.

●
In September 2017, we received the above referenced CRL for our Oxycodone ER NDA, indicating that the FDA could not approve the application in its present form. In its CRL, the FDA provided certain recommendations and requests for information, including that we complete the relevant Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, and that we submit an alternate proposed proprietary name for Oxycodone ER. We were given one year from September 2017 to respond to the CRL, and can request additional time if necessary.

●
In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against us and two of our executive officers on behalf of a putative class of purchasers of our securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. Under a scheduling order approved by the Court, the defendants must respond to the amended complaint by March 30, 2018. We intend to vigorously defend our company against the claims asserted in the consolidated action.

●
In July 2017, a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA (the “Advisory Committees”) was held to review our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Advisory Committees voted 22 to 1 in finding that our NDA for Oxycodone ER should not be approved at that time. The Advisory Committees also voted 19 to 4 that we did not demonstrate that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there is not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The Advisory Committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

●
In June 2017, Mallinckrodt, in its capacity as our marketing and distribution partner, launched all strengths of our generic Seroquel XR® in the United States. This launch followed the final approval in May 2017 from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The approved product is a generic equivalent of the corresponding strengths of the branded product Seroquel XR® sold in the United States by Astra Zeneca Pharmaceuticals LP (“AstraZeneca”). Under its license and commercial supply agreement with Mallinckrodt, we manufacture and supply generic Seroquel XR® for Mallinckrodt to market, sell and distribute in the United States. That agreement also includes two other product candidates, our generic Pristiq® and generic Lamictal® XR™, for which we have ANDAs under FDA review.

●
In April 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for our Oxycodone ER product candidate, alleging that it infringes six (6) out of the sixteen (16) patents associated with the branded product OxyContin ® listed in the Orange Book. In our NDA filed in November 2016 for Oxycodone ER, we relied on the 505(b)(2) regulatory pathway and referenced data from Purdue Pharma L.P.’s file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe the OxyContin® patents, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

●
In February 2017, the FDA accepted for filing the NDA we filed in November 2016 seeking authorization to market our Oxycodone ER product candidate in the 10, 15, 20, 30, 40, 60 and 80 mg strengths. The submission is supported by pivotal pharmacokinetic studies that demonstrated that our Oxycodone ER product candidate is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways.

●
In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the United States by Bristol-Myers Squibb. We are actively evaluating options to realize commercial returns from this approval.

There can be no assurance that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us. Also, there can be no assurance that we can achieve Nasdaq’s minimum market value of listed securities, minimum bid-price or other requirements.

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

In November 2005, we entered into the license and commercialization agreement between Par and us, pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths in November 2017. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We expect revenues from sales of the generic Focalin XR® capsules to show some growth for the next several quarters as we believe the newly approved strengths will begin to gain market share. There can be no assurance as to whether generic Focalin XR® capsules will be successfully commercialized.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release) tablets for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize our commercial returns from this approval. There can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 mg and 750 mg strengths. Our newly approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the United States by Bristol-Myers Squibb. We are aware that other generic versions of this product are currently available in the market and serve to limit the overall market opportunity. We are actively evaluating options to realize commercial returns from this new approval through a potential partnership arrangement. There can be no assurance that our metformin extended-release tablets for the 500 mg and 750 mg strengths will be successfully commercialized.

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. We have manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. There can be no assurance that our quetiapine fumarate extended-release tablets in any of the 50, 150, 200, 300 and 400 mg strengths will be successfully commercialized.

In October 2016, we announced the Mallinckrodt agreement, which grants Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the licensed products which have either been launched (generic Seroquel XR®) or for which we have ANDAs filed with the FDA:

●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) –Approved by FDA and launched

●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review

●
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments that are payable on future sales of licensed product). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

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

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and Regabatin™. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the novel Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our Paradoxical OverDose Resistance Activating Systems (“PODRAS™”) delivery technology was initially introduced to enhance our Oxycodone ER product candidate. The PODRAS™ delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRASTM technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017. The issuance of these patents provides us with the opportunity to accelerate our PODRASTM development in the first half of 2018 by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate Oxycodone ER product candidate.

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

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

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

nPODDDS™

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRAS™

Our PODRAS™ delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We are currently working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

In December 2016, July 2017 and October 2017, we obtained that U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRAS™ platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to incorporate this technology in an alternate Oxycodone ER product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

The Hypermatrix™ Family of Technologies

Our platform of Hypermatrix™ drug delivery technologies include, but are not limited to, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™ and PODRAS™. Some of their key attributes are described below.

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$802	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$131	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$721	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$341	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$466 (500 and 750 mg only)	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$316	Intellipharmaceutics and Mallinckrodt
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$541	Intellipharmaceutics and Mallinckrodt
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$250	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$179	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,821	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$4,917	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$964	Intellipharmaceutics

Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2018 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

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

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement, pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales of all strengths of generic Focalin XR® are payable by Par to us as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva to 180 days of generic exclusivity from the date of first launch of such products. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. In November 2017, Par launched the remaining 5 and 40 mg strengths providing us with the full line of generic Focalin XR® strengths available in the U.S. market.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize the commercial returns from this approval. There can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

Metformin hydrochloride –Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are continuing to evaluate options to realize commercial returns from this approval. There can be no assurance that our metformin extended-release tablets for the 500 and 750 mg strengths will be successfully commercialized.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets) (previously referred to as Rexista™)

One of our non-generic products under development is our Oxycodone ER product candidate, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which our Oxycodone ER was compared to the existing branded drug OxyContin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Oxycodone ER indicating that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Oxycodone ER, dosed under fasted and fed conditions, had demonstrated bioequivalence to OxyContin® extended release tablets as manufactured and sold in the U.S. by Purdue Pharma L.P. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Oxycodone ER to the same strengths of OxyContin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Oxycodone ER vs. OxyContin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

In July 2016, we announced the results of a food effect study conducted on our behalf for Oxycodone ER. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Oxycodone ER following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Oxycodone ER can be administered with or without a meal (i.e., no food effect). Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Oxycodone ER taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Oxycodone ER is well differentiated from currently marketed oral oxycodone extended release products.

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue Pharma L.P.’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA and set a Prescription Drug User Fee Act (“PDUFA”) target action date of September 25, 2017.

Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA’s “Abuse-Deterrent Opioids — Evaluation and Labeling” guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified all holders of the subject patents of such certification. On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER, alleging that our Oxycodone ER product infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed. As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

In June 2017, we announced that a FDA Advisory Committees meeting was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

In July 2017, we announced that the FDA Advisory Committees voted 22 to 1 in finding that our NDA for Oxycodone ER should not be approved at this time. The Advisory Committees also voted 19 to 4 that the Company had not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there was not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The Advisory Committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017, we received a CRL from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that we complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that we submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. We were given one year from September 2017 to respond to the CRL, and can request additional time if necessary.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids — Evaluation and Labeling,” to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. We adhered to the April 2015 guidance document in pursuing various abuse deterrent label claims when we filed our NDA for Oxycodone ER.

In February 2018, we and the FDA discussed the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on the meeting, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, we will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

There can be no assurance that the studies will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve our NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

Quetiapine fumarate extended-release tablets – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180 day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare.

We manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica CR, a controlled-release version of pregabalin.

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

In March 2015, the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Other Potential Products and Markets

We continue efforts to identify opportunities overseas, including in China that could if effectuated provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. We recently visited China where discussions toward establishing a partnership to facilitate future development activities are ongoing. We have not at this time entered into and may not ever enter into any such arrangements. These opportunities could potentially involve out-licensing of our products, third-party manufacturing supply and more efficient access to pharmaceutical ingredients and therefore assist with the development of our product pipeline.

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

Patents which relate to and protect various aspects of our HypermatrixTM family of drug delivery technologies include the following United States, Japanese, Chinese, Indian, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A.	October 31, 2017	9,801,939	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,516	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,515	Compositions and Methods For Reducing Overdose
U.S.A.	Dec 20, 2016	9,522,119	Compositions and Methods For Reducing Overdose
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A.	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A.	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A.	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A.	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A.	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	Jan 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
India	Feb 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	May 26, 2015	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	Disintegrant Assisted Controlled Release Technology
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making

Canada	Nov 29, 2016	2,910,865	Compositions and Methods For Reducing Overdose
China	May 11, 2016	ZL200780019665.5	Drug Delivery Composition
China	Nov 25, 2015	ZL200780025611.X	Pharmaceutical Composition Having Reduced Abuse Potential

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal years 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Effective October 1, 2017, for the FDA’s fiscal year 2018, the FDA will charge an annual facility user fee of $226,087 plus a new general program fee of $159,079. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

C. Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of February 27, 2018.

D. Property, Plant and Equipment

For over ten years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we leased up to the year ended November 30, 2015 at a rental rate of approximately $90,000 per year, and with us responsible for utilities, municipal taxes and operating expenses for the leased property. On December 1, 2015, we entered into a new lease agreement for the combined properties comprising our premises that we currently operate from at 30 Worcester Road (“30 Worcester Road”), as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (“22 Worcester Road”) and collectively with 30 Worcester Road, the (“combined properties”) for a five-year term with a five-year renewal option. Basic rent over the five-year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment, and we are responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, we now have use of 65,000 square feet of commercial space to accommodate our growth objectives over the next several years. We also have an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. We use our facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 square ft. for administrative space, 4,300 square ft. for R&D, 9,200 square ft. for manufacturing, and 3,000 square ft. for warehousing. The 22 Worcester Road building provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides us with a right of first refusal to purchase the combined properties. The landlord is required to provide us with prior written notice and the desired sale price for the combined properties prior to offering the premises to a third party or on the open market. We have five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If we decline the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to us for a period of 180 days, after which time the landlord is again obliged to offer the properties to us before offering them to a third party or on the open market.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2017, 2016 and 2015.

A. Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the number of competitive products and the extent of any aggressive pricing activity, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

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

In order to address the significant backlog, GDUFA was passed. Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis. The Company currently has 4ANDAs that were filed in 2012 or prior that are still pending final FDA approval that exceed the 47 month median. We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however, there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

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

The following are selected financial data for the years ended November 30, 2017, 2016 and 2015.
	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2017	2016	2015	2017 vs 2016		2016 vs 2015
	$	$	$	$	%	$	%
Revenue:
Licensing	5,025,350	2,209,502	4,093,781	2,815,848	127%	(1,884,279)	-46%
Up-front fees	479,102	37,500	-	441,602	1178%	37,500	N/A
	5,504,452	2,247,002	4,093,781	3,257,450	145%	(1,846,779)	-45%

Cost of goods sold	704,006	-	-	704,006	N/A	-	N/A
Gross Margin	4,800,446	2,247,002	4,093,781	2,553,444	114%	(1,846,779)	-45%

Expenses:
Research and development	9,271,353	8,166,736	7,247,473	1,104,617	14%	919,263	13%
Selling, general and administrative	3,287,914	3,546,132	3,581,913	(258,218)	-7%	(35,781)	-1%
Depreciation	506,961	385,210	377,849	121,751	32%	7,361	2%
	13,066,228	12,098,078	11,207,235	968,150	8%	890,843	8%

Loss from operations	(8,265,782)	(9,851,076)	(7,113,454)	1,585,294	-16%	(2,737,622)	38%

Net foreign exchange (loss) gain	(80,093)	(22,470)	46,211	(57,623)	256%	(68,681)	-149%
Interest income	15,037	207	1,507	14,830	7164%	(1,300)	-86%
Interest expense	(389,239)	(270,238)	(256,629)	(119,001)	44%	(13,609)	5%
Financing cost	(137,363)	-	-	(137,363)	N/A	-	N/A
Extinguishment loss	-	-	(114,023)	-	N/A	114,023	N/A
Net loss	(8,857,440)	(10,143,577)	(7,436,388)	1,286,137	-13%	(2,707,189)	36%

Year Ended November 30, 2017 Compared to the Year Ended November 30, 2016

Revenue

The Company recorded revenues of $5,504,452 for the year ended November 30, 2017 versus $2,247,002 for the year ended November 30, 2016. Revenues consisted primarily of licensing revenues from commercial sales of the 10,15, 20, 25, 30 and 35 mg of generic Focalin XR® under the Par agreement. The increase in revenues in the current year period is primarily due to the launch in January 2017 of the 25 and 35 mg strengths of generic Focalin XR® capsules in the U.S and also reflects revenue from the Company’s generic Seroquel XR® launched by Mallinckrodt in June 2017. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® showed some decline commencing July 2017 when their 6 month exclusivity expired, but have since leveled off. The 15 and 30mg strengths continue to perform well, with the 10 and 20 mg strengths contributing less due to their launch date being late August 2017. The 5 and 40 mg strengths did not contribute at all to top line revenue in fiscal 2017 as the products were not in the market until after year end. Revenues from generic Seroquel XR® were considerably lower than originally anticipated, primarily due to timing of the product launch, which was several weeks after other generics entered the market. As such, it is expected to take some time to gain market share as wholesaler contracts come up for renewal. Revenues under the Par and Mallinckrodt agreements represents the commercial sales of the generic products in those strengths and may not be representative of future sales.

Cost of goods sold

The Company recorded cost of goods sold of $704,006 for the year ended November 30, 2017 versus $Nil for the year ended November 30, 2016. Cost of sales for the year ended November 30, 2017, reflects the Company’s shipments of generic Seroquel XR® to Mallinckrodt which are manufactured by the Company and supplied to Mallinckrodt on a cost-plus basis. This product was not marketed or sold prior to fiscal 2017.

Research and Development

Expenditures for R&D for the year ended November 30, 2017 were higher by $1,104,617 compared to the year ended November 30, 2016. The increase is primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths, as detailed below. R&D expenses are also higher due to higher third party consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our Oxycodone ER NDA filing. As noted above under “Revised Prior Quarter Amounts”, the R&D expenses for the year ended November 30, 2016 were revised higher by $1,177,782 as a result of our shareholders approving an extension of the expiry date of certain performance based stock options.

In the year ended November 30, 2017, we recorded $1,654,051 of expenses for stock-based compensation for R&D employees, of which $1,577,772 was for expenses related to performance based stock options which vested on FDA approval for metformin hydrochloride extended release tablets in February 2017 and FDA approval of our quetiapine fumarate extended release tablets in May 2017. In the year ended November 30, 2016, we recorded $1,995,805 as expense for stock based compensation for R&D employees, of which $620,632 was for expenses related to performance based stock options which vested on FDA approval of our generic Keppra XR® in February 2016.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2017 were higher by $1,446,371 compared to the year ended November 30, 2016. The increase was primarily due to costs related to preparing for the FDA Advisory Committee meeting, an increase in third party R&D expenditures and higher compensation expense.

Selling, General and Administrative

Selling, general and administrative expenses were $3,287,914 for the year ended November 30, 2017 in comparison to $3,546,132 for the year ended November 30, 2016, a decrease of $258,218. The decrease is due to lower wages and benefits and administrative costs offset by higher expenses related to marketing cost and occupancy cost discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2017 were $1,240,361 in comparison to $1,454,501 in the year ended November 30, 2016. For the year ended November 30, 2017, we recorded $95,948 as expense for stock-based compensation compared to an expense of $265,639 for the year ended November 30, 2016. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2017 were lower by $44,449 compared to the year ended November 30, 2016. The decrease is attributable to the accrual of bonuses to certain management employees in the year ended November 30, 2016, there were no bonuses paid in the year ended November 30, 2017.

Administrative costs for the year ended November 30, 2017 were $1,402,253 in comparison to $1,558,633 in the year ended November 30, 2016. The decrease relates primarily to lower professional fees.

Marketing costs for the year ended November 30, 2017 were $502,688 in comparison to $413,646 in the year ended November 30, 2016. The increase is primarily the result of an increase in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2017 were $142,612 in comparison to $119,352 for the year ended November 30, 2016. The increase is due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated growth requirements.

Depreciation

Depreciation expenses for the year ended November 30, 2017 were $506,961 in comparison to $385,210 in the year ended November 30, 2016. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2017.

Foreign Exchange Loss

Foreign exchange loss was $80,093 for the year ended November 30, 2017 in comparison to a loss of $22,470 in the year ended November 30, 2016. The foreign exchange loss for the year ended November 30, 2017 was due to the weakening of the Canadian dollar against the U.S. dollar during the year ended November 30, 2017 as the exchange rates changed to $1.00 for C$1.2888 as at November 30, 2017 from $1.00 for C$1.3429 as at November 30, 2016. The foreign exchange loss for the year ended November 30, 2016 was due to the weakening of the Canadian dollar against the U.S. dollar during the year ended November 30, 2016 as the exchange rates changed to $1.00 for C$1.3429 as at November 30, 2016 from $1.00 for C$1.3353 as at November 30, 2015.

Interest Income

Interest income for the year ended November 30, 2017 was higher by $14,830 in comparison to the prior period. For the year ended November 30, 2017 interest was higher largely due to interest received on input tax credit refunds under the SR&ED program.

Interest Expense

Interest expense for the year ended November 30, 2017 was higher by $119,001 compared with the prior period. This is due to interest expense paid in 2017 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15.2%, in comparison to the first nine months of 2016 when the Debenture imputed interest was approximately 4.2%.

Net Loss

The Company recorded net loss for the year ended November 30, 2017 of $8,857,440 or $0.29 per common share, compared with a net loss of $10,143,577 or $0.38 per common share for the year ended November 30, 2016. In the year ended November 30, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt. The net loss in 2017 is lower compared to 2016 due to higher licensing revenues which were partially offset by an increase in performance based stock option expense and higher third party R&D expenditures. Revenue from commercial sales of generic Focalin XR® and generic Seroquel XR® in the year ended November 30, 2017, was $4,269,691 versus $2,209,502 in fiscal 2016. This is primarily due to the launch of additional strengths of generic Focalin XR® in 2017 as well as the launch of generic Seroquel XR®, In the year ended November 30, 2016, the higher net loss was primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options.

Year Ended November 30, 2016 Compared to the Year Ended November 30, 2015

Revenue

The Company recorded revenues of $2,247,002 for the year ended November 30, 2016 versus $4,093,781 for the year ended November 30, 2015. For the year ended November 30, 2016, we recognized licensing revenue of $2,209,502 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® capsules under the Par agreement. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the most recent two month trend, our market share for the 15 and 30 mg strengths was approximately 30% for the combined strengths of our generic Focalin XR® capsules. In addition, during the year ended November 30, 2016, the Company received a non-refundable up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, of which $37,500 was recognized as revenue. Such up-front fees are recognized over the expected 10 year term of the contract. There were no up-front fees recognized in the year ended November 30, 2015.

Research and Development

Expenditures for R&D for the year ended November 30, 2016 were higher by $919,263 compared to the year ended November 30, 2015. The increase is primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving a two year extension of the expiry date of the performance based stock options from September 2016 to September 2018, partially offset by lower spending for ongoing R&D work, as detailed below.

In the year ended November 30, 2016 we recorded $1,995,805 as expense for stock based compensation for R&D employees, of which $620,632 was for expenses related to performance based stock options which vested on FDA approval of our generic Keppra XR® in February 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. In the year ended November 30, 2015, we recorded $152,231 as expenses for stock-based compensation expense.

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

Selling, General and Administrative

Selling, general and administrative expenses were $3,546,132 for the year ended November 30, 2016 in comparison to $3,581,913 for the year ended November 30, 2015, a decrease of $35,781. The decrease was due to a decrease in corporate legal activities and other professional fees, offset by an expense for management bonuses discussed in greater detail below.

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

Administrative costs for the year ended November 30, 2016 were $1,558,633 in comparison to $1,751,315 in the year ended November 30, 2015. The decrease was primarily due to a decrease in expenditures in corporate legal activities and other professional fees.

Marketing costs for the year ended November 30, 2016 were $413,646 in comparison to $434,902 in the year ended November 30, 2015. The decrease was attributable to the decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2016 were $119,352 in comparison to $90,082 for the year ended November 30, 2015. The increase was due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated growth requirements.

Depreciation

Depreciation expenses for the year ended November 30, 2016 were $385,210 in comparison to $377,849 in the year ended November 30, 2015. The increase was primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2016.

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

Net Loss

The Company recorded net loss for the year ended November 30, 2016 of $10,143,577 or $0.38 per common share, compared with a net loss of $7,436,388 or $0.31 per common share for the year ended November 30, 2015. In the year ended November 30, 2016, the higher net loss was primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options. In the year ended November 30, 2015, the net loss was attributed to the ongoing R&D and selling, general and administrative expense, partially offset by licensing revenue.

B. Liquidity and Capital Resources

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2017	2016	2015	(2017 vs 2016)		(2016 vs 2015)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,105,785)	(6,254,985)	(3,782,164)	149,200	-2%	(2,472,821)	65%
Cash flows provided from financing activities	5,682,168	9,159,623	1,733,865	(3,477,455)	-38%	7,425,758	428%
Cash flows used in investing activities	(1,823,746)	(515,410)	(430,480)	(1,308,336)	254%	(84,930)	20%
Increase (decrease) in cash	(2,247,363)	2,389,228	(2,478,779)	(4,636,591)	-194%	4,868,007	-196%
Cash, beginning of year	4,144,424	1,755,196	4,233,975	2,389,228	136%	(2,478,779)	-59%
Cash, end of year	1,897,061	4,144,424	1,755,196	(2,247,363)	-54%	2,389,228	136%

The Company had cash of $1,897,061 as at November 30, 2017 compared to $4,144,424 as at November 30, 2016. The decrease in cash during the year ended November 30, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, which includes increased consulting fees incurred to prepare for the July 26, 2017 FDA Advisory Committee meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by higher cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program and the Company’s underwritten public offering in October 2017. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the Company’s underwritten public offering in June 2016 and common share sales under the Company’s at-the-market offering program, the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment.

For the year ended November 30, 2017, net cash flows used in operating activities decreased to $6,105,785 as compared to net cash flows used in operating activities for the year ended November 30, 2016 of $6,254,985. The decrease was primarily due to a significant reduction in accounts payable and accrued liabilities in fiscal 2016 as well as a reduction of inventory and accounts receivable levels in fiscal 2017. The November 30, 2016 decrease was due to lower cash receipts relating to commercial sales of our generic Focalin XR® capsules by Par for the 15 and 30 mg strengths and a reduction in accounts payable and accrued liabilities, partially offset by the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement. For the year ended November 30, 2015, net cash flows used in operating activities increased to $3,782,164 as compared to net cash flows used in operating activities for the year ended November 30, 2014 of $1,714,913.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2017 and the year ended November 30, 2016, R&D expense was $9,271,353, and $8,166,736, respectively. The increase was mainly due to consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our Oxycodone ER NDA filing and the increase due to stock based compensation expenses of $1,577,772 related to vested performance options during the year ended November 30, 2017. For the year ended November 30, 2016 and year ended November 30, 2015, R&D expense was $8,166,736, and $7,247,473, respectively. The increase in fiscal 2016 over fiscal 2015 was mainly due to stock based compensation expenses of $1,177,782 related to vested performance options during the year ended November 30, 2016, management bonuses and an increase in stock options expense, partially offset by lower expenditures on third party R&D expenditures.

For the year ended November 30, 2017, net cash flows provided from financing activities of $5,682,168 principally related to the Company completing an underwritten public offering in October 2017 of 3,636,364 common shares, at a price of $1.10 per share and warrants to purchase an aggregate of 1,818,182 common shares, for gross proceeds of $4,000,000, at-the-market issuances of common shares, and to the exercise of warrants, offset by payments on the convertible debenture. The warrants are exercisable six months from issuance, will expire 30 months after they become exercisable and have an exercise price of $1.25 per common share. The Company also issued to the placement agents 181,818 warrants to purchase a share of common stock at an exercise price of $1.375 per share. The total net proceeds from the offering were $3,499,508, after deducting offering expenses. For the year ended November 30, 2016, net cash flows provided from financing activities of $9,159,623 principally related to the June 2016 underwritten public offering. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the June 2016 offering to approximately $5,137,638, after deducting the underwriter’s discount and estimated offering expenses. In addition, the increase in financing activities during the year ended November 30, 2016, was related to the at-the-market issuances of common shares.

For the year ended November 30, 2017, net cash flows used in investing activities of $1,823,746 related primarily to purchase of plant and production equipment required to support our generic Seroquel XR® launch. For the year ended November 30, 2016, net cash flows used in investing activities of $515,410 related mainly to purchase of production, laboratory and computer equipment. For the year ended November 30, 2015, net cash flows used in investing activities of $430,480 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

All non-cash items have been added back or deducted from the consolidated audited statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. With the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect revenues of generic Focalin XR® to show some improvement going forward. As of November 30, 2017, the Company had a cash balance of $1.9 million. As of February 15, 2018 (the date of filing of the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations and Audited Annual Financial Statements for the year ended November 30, 2017), our cash balance was $0.6 million. We currently expect to satisfy our operating cash requirements until June 2018 from cash on hand and quarterly profit share payments from Par and Mallinckrodt. The Company may need to obtain additional funding prior to that time as we further the development of our product candidates and if we accelerate our product commercialization activities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, and/or new strategic partnership agreements which fund some or all costs of product development. If necessary, and conditions permit, we may utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), and selected generic, product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our Regabatin™ XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

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

Effective September 28, 2017, the maturity date for the Debenture was extended to October 1, 2018. The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the Purdue plaintiffs patent litigation case and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

C. Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2017, 2016 and 2015, R&D expense was $9,271,353, $8,166,736 and $7,247,473, respectively.

D. Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been somewhat variable over the last eight quarters, and has been impacted primarily by the commercial sales of generic Focalin XR® capsules, the level of our R&D spending, availability of funding and the vesting or modification of performance based stock options. The lower net loss in the fourth quarter of 2017 is primarily attributed to lower R&D spending and selling, general and administrative expenses, partially offset by lower licensing revenues. The higher net loss in the third quarter of 2017 is primarily due to lower licensing revenue as a result of the expiration of exclusivity on the 25 and 35 mg strengths of generic Focalin XR® resulting in higher than normal wholesaler returns, along with higher expenses related to the FDA Advisory Committee meeting in July 2017. The lower net loss in the second quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® in the 25 and 35 mg strengths complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par, partially offset by an increase in performance based options expense and higher third party consulting fees. The lower net loss in the first quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® due to Par’s launch of the 25 and 35 mg strengths of its generic Focalin XR® capsules in that quarter, partially offset by an increase in performance based stock options expense and legal and other professional fees. The higher net loss in the fourth quarter of 2016 is attributable to the accrual of management bonuses (there were no management bonuses paid in fiscal 2015) and additional compensation costs related to vested performance based stock options as a result of the Company’s shareholders approving an extension of the expiry date of the performance based stock options. As noted above under “Revised Prior Quarter Amounts”, the latter item represents a non-cash error that should have been expensed in the second quarter of 2016, resulting in the fourth quarter net loss being overstated by $1,177,782 and the second quarter net loss understated by the same amount. The net losses in the first, second and third quarter of 2016 are fairly consistent and attributable to lower licensing revenues from commercial sales of generic Focalin XR® as the Company continued to face stiff generic competition throughout fiscal 2016. The higher net loss in the fourth quarter of 2015 is attributed to ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies.

The following selected financial information is derived from our unaudited interim consolidated financial statements.

Quarter Ended	Revenue	Net loss	Loss per share
			Basici	Dilutedi
	$	$	$	$
November 30, 2017	1,077,835	(2,510,936)	(0.08)	(0.08)
August 31, 2017	1,189,739	(2,550,314)	(0.08)	(0.08)
May 31, 2017	2,001,512	(1,805,329)	(0.06)	(0.06)
February 28, 2017	1,235,366	(1,990,861)	(0.07)	(0.07)
November 30, 2016	569,096	(3,913,304)	(0.13)	(0.13)
August 31, 2016	554,925	(2,110,156)	(0.07)	(0.07)
May 31, 2016	556,044	(2,000,077)	(0.08)	(0.08)
February 29, 2016	566,937	(2,120,040)	(0.09)	(0.09)

(1)
Quarterly per share amounts may not sum due to rounding.

E. Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2017, the Company was not involved in any material unconsolidated SPE transactions.

F. Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the combined properties, comprising the Company’s premises that it currently operates from at 30 Worcester Road as well as the adjoining property at 22 Worcester Road, which is indirectly owned by the same landlord, which will expire in November 2020 with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2018.

	Payments Due by Year
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	2,060,084	2,060,084	-	-	-
Accrued liabilities	782,369	782,369	-	-	-
Operating lease	558,660	186,220	372,440	-	-
Related parties
Employee costs payable	214,980	214,980	-	-	-
Convertible debenture	1,512,332	1,512,332	-	-	-
Total contractual obligations	5,128,425	4,755,985	372,440	-	-
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

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director	Officer of the Company	None	September 2004
Dr. Eldon R. Smith(1) Alberta, Canada	Director	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business and Professor Emeritus at the University of Calgary, Faculty of Medicine	LOGiQ Asset Management Inc. (formerly Aston Hill Financial Inc.); Zenith Capital Corp, and Resverlogix Corp	October 2009
Bahadur Madhani(1) Ontario, Canada	Director	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead(1) New Brunswick, Canada	Director	Executive Manager of Lyceum Group, a consulting business	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Chemistry and Analytical Services	Officer of the Company	None	N/A

Andrew Patient(2) Ontario, Canada	Chief Financial Officer	Officer of the Company since September 2017; Chief Financial Officer of Merus Labs International Inc. from December 2011-August 2016	None	N/A

Notes:

(1)
Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

(2)
Mr. Patient was appointed as Chief Financial Officer of the Company effective September 6, 2017. Domenic Della Penna had served as the Company's Chief Financial Officer from November 2014 until his resignation (effective September 6, 2017) to pursue another opportunity in the healthcare industry.

Each of the foregoing individuals named in the above table has been engaged in the principal occupation set forth opposite his or her name during the past five years.

John Allport served as the Company’s Vice President, Legal Affairs and Licensing and as a director from September 2004 until his resignation (effective May 17, 2017) for personal reasons. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide ongoing services to the Company on an as-needed basis. Michael Campbell served as General Counsel and Corporate Secretary from July 10, 2017 until his resignation (effective February 22, 2018) for personal reasons.

As of February 27, 2018, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 5,948,280 common shares, representing approximately 17.1% of the issued and outstanding common shares of the Company (and beneficially owned approximately 11,220,830 common shares representing 28.1% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 16.7% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,935,526 common shares representing 25.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the convertible debenture held by Drs. Amina and Isa Odidi.) As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.

Drs. Isa Odidi and Amina Odidi are spouses to each other.

B. Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2017, the Company had 62 full-time employees engaged in administration and research and development.

Compensation Governance – The Company’s Compensation Committee is comprised of three directors, Messrs. Madhani, Keirstead and Smith, each of whom is considered “independent” within the meaning of section 2.4 of Form 51-102F6 – Statement of Executive Compensation. Each member of the Compensation Committee has sufficient experience in order to make decisions on the suitability of the Company’s compensation policies and practices.

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

Risk Management – The Board is responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks. Through the Compensation Committee, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed below and considers the risks relating to such policies, if any. The Compensation Committee is ultimately responsible for ensuring compliance of the compensation policies and practices of the Company. To date, the Board and Compensation Committee have not identified any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Objectives – The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company. The Company’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones applicable to their services.

Elements of Compensation – The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary and discretionary bonuses; (b) long-term incentives in the form of stock options; (c) restricted share unit awards; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

Base Salary and Discretionary Bonus – Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary. To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation and the Board may consider discretionary bonuses for individual employees based on exceptional performance by such individuals in a particular fiscal year.

Option-Based Awards – Option-based awards are a variable element of compensation that rewards each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of all Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes two of the five Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

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

RSUs – The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates (as described in greater detail it Item 6.E) as of May 28, 2010, when the RSU Plan received shareholder approval.

Perquisites and personal benefits – The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits. To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

Other Compensation-Related Matters – The Company’s Share Trading Policy prohibits all directors and officers of the Company from, among other things, engaging in any short sales designed to hedge or offset a decrease in market value of the securities of the Company.

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2017, November 30, 2016 and November 30, 2015 in respect of the Chief Executive Officer of the Company, the Chief Financial Officers (current and former), and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2017(“Named Executive Officers”).

SUMMARY COMPENSATION TABLE
					Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(c)	Share-based awards (U.S.$)(d)	Option-based awards (U.S.$)(2)(e)	Annual incentive plans(3)	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman & Chief Executive Officer	2017	343,430	N/A	1,609,573	N/A	N/A	N/A	13,676	1,966,680
	2016	340,464	N/A	703,016	340,464	N/A	N/A	13,558	1,397,502
	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939

Dr. Amina Odidi, President & Chief Operating Officer	2017	343,430	N/A	1,609,573	N/A	N/A	N/A	13,676	1,966,680
	2016	340,464	N/A	703,016	340,464	N/A	N/A	13,558	1,397,502
	2015	358,617	N/A	68,644	N/A	N/A	N/A	14,678	441,939
John Allport, Former VP Legal Affairs & Licensing(5)	2017	59,676	N/A	N/A	N/A	N/A	N/A	7,408	67,084
	2016	109,220	N/A	50,346	56,493	N/A	N/A	13,558	229,617
	2015	115,043	N/A	39,225	N/A	N/A	N/A	14,678	168,946
Domenic Della Penna, Former Chief Financial Officer(6)	2017	189,662	N/A	N/A	N/A	N/A	N/A	10,257	199,919
	2016	225,972	N/A	64,076	112,986	N/A	N/A	13,558	416,592
	2015	218,185	N/A	76,810	N/A	N/A	N/A	14,281	309,276
Andrew Patient, Chief Financial Officer(7)	2017	54,395	N/A	19,800	N/A	N/A	N/A	3,419	77,614

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$ 0.7598 to C$1.00 (2016 – U.S. $0.7932; 2015 – U.S. $0.7934) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2017, 2016 and 2015 are as disclosed in the table.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)
Amount awarded at the discretion of the Board. This bonus was paid in the second quarter of 2017.

(4)
“All other compensation” includes car allowances and other miscellaneous benefits.

(5)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President, Legal Affairs and Licensing and as a director from September 2004 until his resignation effective on May 17, 2017.

(6)
Mr. Della Penna served as the Company’s Chief Financial Officer from November 24, 2014 until his resignation effective on September 6, 2017.

(7)           Mr. Patient was appointed as Chief Financial Officer of the Company effective September 6, 2017.

During the fiscal year ended November 30, 2017, Mr. Campbell received salary, option-based awards, all other compensation and total compensation of $90,226, $20,825, $5,414, and $116,465, respectively.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate agreement relating to performance-based options applicable to Drs. Isa and Amina Odidi described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013 at an exercise price of C$3.27 per share. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013 at an exercise price of C$1.81 per share. In March 2014, Dr. Isa Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of C$4.29 per share. In November 2015, Dr. Isa Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options vested on November 30, 2016 at an exercise price of C$2.52 per share. In August 2016, Dr. Isa Odidi received a grant of 90,000 options of which 60,000 vested immediately on issuance, with the remaining 30,000 to vest on November 30, 2017 at an exercise price of C$2.42 per share. In November 2017, Dr. Isa Odidi received a grant of 70,000 options of which 23,334 vested immediately on issuance, with the remaining 23,333 to vest on November 30, 2018 and 23,333 to vest on November 30, 2019 at an exercise price of C$1.15 per share.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of $200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013 at an exercise price of C$3.27 per share. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013 at an exercise price of C$1.81 per share. In March 2014, Dr. Amina Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of C$4.29 per share. In November 2015 Dr. Amina Odidi received a grant of 70,000 options of which 49,000 vested immediately on issuance, with the remaining 21,000 options vested on November 30, 2016 at an exercise price of C$2.52 per share. In August 2016, Dr. Amina Odidi received a grant of 90,000 options of which 60,000 vested immediately on issuance, with the remaining 30,000 to vest on November 30, 2017 at an exercise price of C$2.42 per share. In November 2017, Dr. Isa Odidi received a grant of 70,000 options of which 23,334 vested immediately on issuance, with the remaining 23,333 to vest on November 30, 2018 and 23,333 to vest on November 30, 2019 at an exercise price of C$1.15 per share .

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs. The options are exercisable at a price of $3.62 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As of the date hereof, 2,487,546 of these options have vested and are exercisable.

Domenic Della Penna had served as the Company’s Chief Financial Officer from November 2014 until his resignation effective on September 6, 2017. The employment agreement with Mr. Della Penna, effective November 24, 2014, provided for Mr. Della Penna to receive a base salary of C$275,000, which was paid in Canadian dollars, per year and which was increased by the Board on a discretionary basis for 2015 to C$300,000 and C$325,000 for 2017. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. If the agreement was terminated without cause, it required payment to Mr. Della Penna based upon a formula that commences with the equivalent of approximately three months’ base salary and increases by approximately six weeks of base salary for every full year of service. If such termination without cause occurred within six months of a change of control of the Company that occurred after November 24, 2015, it required payment to Mr. Della Penna based on a formula that commences with the equivalent of approximately thirteen months’ base salary and increases by approximately six weeks for every full year of service. Mr. Della Penna’s employment agreement contained intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Della Penna was granted 60,000 options, of which 15,000 vested immediately on issuance, 15,000 vested on November 30, 2015 and the remaining options vest as to 15,000 each year on November 30, 2016 and 2017 at an exercise price of C$3.22 per share. In November 2015, Mr. Della Penna received a grant of 50,000 options of which 35,000 vested immediately on issuance, with the remaining 15,000 options vested on November 30, 2016 at an exercise price of C$2.52 per share. In August 2016, Mr. Della Penna received a grant of 70,000 options, of which 47,000 vested immediately, with the remaining 23,000 to vest on November 30, 2017 at an exercise price of C$2.42 per share. Mr. Della Penna’s options ceased to be exercisable 120 days after he ceased to be employed by the Company.

The employment agreement with Andrew Patient, the Chief Financial Officer of the Company, dated August 30, 2017, effective September 6, 2017 entitles Mr. Patient to receive a base salary of C$300,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provides for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement is terminated without cause, it requires payment to Mr. Patient of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurs within six months of a change of control of the Company, it requires payment to Mr. Patient of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Patient’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Patient was granted 60,000 options, of which 20,000 vested immediately on issuance, 20,000 vest on October 20, 2018 and the remaining 20,000 vest on October 20, 2019 at an exercise price of C$1.27 per share. In November 2017, Mr. Patient received a grant of 15,000 options of which 5,000 vested immediately on issuance, 5,000 vest on November 30, 2018 and the remaining 5,000 vest on November 30, 2019 at an exercise price of C$1.15 per share.

John Allport had served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004 until his resignation effective on May 17, 2017. The employment agreement with Mr. Allport, effective September 1, 2004, provided for Mr. Allport to receive a base salary of C$95,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement was for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013 at an exercise price of C$3.27 per share. Mr. Allport’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013 at an exercise price of C$1.81 per share. In March 2014, Mr. Allport received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014 at an exercise price of C$4.29 per share. In November 2015, Mr. Allport received a grant of 40,000 options of which 28,000 vested immediately on issuance, with the remaining 12,000 options vested on November 30, 2016 at an exercise price of C$2.52 per share. In August 2016, Mr. Allport received a grant of 55,000 options of which 37,000 vested on issuance, with the remaining 18,000 to vest on November 30, 2017 at an exercise price of C$2.42 per share. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide on-going services to the Company on an as-needed basis. The consulting agreement provides that Mr. Allport is to serve as a consultant to the Company to provide pharmaceutical business consulting services when requested from time to time. The agreement is terminable by either the Company or Mr. Allport on less than one-month notice and provides for such consideration as is mutually agreed from time to time. The consulting agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company.

 The employment agreement with Michael Campbell, the former General Counsel & Corporate Secretary of the Company, effective June 15, 2017 entitled Mr. Campbell to receive a base salary of C$300,000, which is paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement was terminated without cause, it required payment to Mr. Campbell of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within six months of a change of control of the Company, it required payment to Mr. Campbell of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Campbell's employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Campbell was granted 60,000 options, of which 20,000 vested immediately on issuance, 20,000 vest on October 20, 2018 and the remaining 20,000 vest on October 20, 2019 at an exercise price of C$1.27 per share. In November 2017, Mr. Campbell received a grant of 25,000 options of which 8,334 vested immediately on issuance, 8,333 vest on November 30, 2018 and the remaining 8,333 vest on November 30, 2019 at an exercise price of C$1.15 per share. Mr. Campbell’s options will cease to be exercisable 120 days after ceasing to be employed by the Company.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (U.S.$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (U.S.$)(e)(3)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (U.S.$)(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	US$3.62	Sept. 10, 2018	N/A	N/A	N/A
Dr. Isa Odidi	300,000 75,000 50,000 70,000 90,000 70,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.42 C$1.15	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Dr. Amina Odidi	300,000 75,000 50,000 70,000 90,000 70,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.42 C$1.15	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
John Allport(2)	250,000 25,000 50,000 40,000 55,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.42	Feb. 16. 2022 Apr. 13, 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Domenic Della Penna(4)	60,000 50,000 70,000	C$3.22 C$2.52 C$2.42	Nov. 30, 2024 Nov. 30, 2020 Aug. 31, 2021	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Andrew Patient, Chief Financial Officer(5)	60,000 15,000	C$1.27 C$1.15	Oct. 20, 2027 Nov. 30, 2022	N/A	N/A	N/A

Notes:

(1)
These option-based awards are held jointly.

(2)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004, until his resignation May 17, 2017.

(3)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2017 (C$1.09 and $0.85, respectively) and multiplying the result by the number of common shares underlying an option.

(4)
Mr. Della Penna served as the Company’s Chief Financial Officer from November 24, 2014 until his resignation effective September 6, 2017. Mr. Della Penna’s options ceased to be exercisable 120 days after he ceased to be employed by the Company.

(5)
Mr. Patient was appointed as Chief Financial Officer of the Company effective September 6, 2017.

As of November 30, 2017, Mr. Campbell had unexercised options to acquire (i) 60,000 common shares at a price of C$1.27 (expiring October 20, 2027) and (ii) 25,000 common shares at a price of C$1.15 (expiring November 30, 2022); and no other share-based awards. Mr. Campbell’s options will cease to be exercisable 120 days after he ceases to be employed by the Company. Mr. Campbell’s options have no value vested or earned during the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	N/A	N/A	N/A
Dr. Amina Odidi	N/A	N/A	N/A
John Allport(2)	N/A	N/A	N/A
Domenic Della Penna(3)	N/A	N/A	N/A
Andrew Patient, Chief Financial Officer(4)	N/A	N/A	N/A

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004, until his resignation May 17, 2017.

(3)
Mr. Della Penna served as the Company’s Chief Financial Officer from November 24, 2014 until his resignation effective September 6, 2017. Mr. Della Penna’s options ceased to be exercisable 120 days after he ceased to be employed by the Company.

(4)
Mr. Patient was appointed as Chief Financial Officer of the Company effective September 6, 2017.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$2.2 million would be payable to each of the Odidis, which is the amount that would have been payable to September 30, 2022, at each of the Odidis’ current annual salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2022, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2022. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

For a discussion of certain termination and change of control benefits under the employment agreement with Mr. Patient, see the description of his employment agreement under the heading “Employment Agreements” above.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d)(2)	(e)	(f)	(g)	(h)
Eldon Smith	-	$C40,000	$C18,442	N/A	N/A	N/A	$C58,442
Kenneth Keirstead	$C40,000	N/A	$C18,442	N/A	N/A	N/A	$C58,442
Bahadur Madhani	$C45,000	N/A	$C18,442	N/A	N/A	N/A	$C63,442

Notes:

(1)
DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

(2)
Option-based awards for fiscal year 2017 were issued on November 30, 2017.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)(3)
Eldon Smith	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.42 C$1.15	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	94,131 N/A N/A N/A N/A N/A N/A	C$102,603 N/A N/A N/A N/A N/A N/A
Kenneth Keirstead	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.42 C$1.15	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Bahadur Madhani	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$3.22 C$4.29 C$2.52 C$2.42 C$1.15	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2017 (C$1.09) and multiplying the result by the number of common shares underlying an option.

(2)
These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2017.

(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2017 (C$1.09) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)(2)	(d)
Eldon Smith	N/A	N/A	Nil
Kenneth Keirstead	N/A	N/A	Nil
Bahadur Madhani	N/A	N/A	Nil

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $10,000,000 subject to a deductible loss payable by the Company of $1,000,000 (for securities claims) or $500,000 (for other claims). The premium payable by the Company for the period from November 30, 2017 to November 30, 2018 is $194,500.

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

Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009. He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company. He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada. Dr. Smith currently serves as Chairman of the Libin Cardiovascular Institute of Alberta and of Logiq Asset Management Inc. (formerly Aston Hill Financial Inc.) and is a director of Resverlogix Corp, and Zenith Capital Corp.

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

●
Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters;

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

●
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest;

c.
Commodity Tax Services

●
Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;

●
Commodity tax advice and compliance assistance with business reorganizations;

●
Advice and assistance with respect to government audits/assessments;

●
Advice with respect to other provincial tax filings and assessments;

●
Assistance with interpretations or rulings;

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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2016 to November 30, 2017.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2017 for filing with the Canadian provincial securities commissions and the SEC.

COMPENSATION COMMITTEE AND CORPORATE GOVERNANCE COMMITTEE
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

Composition of the Corporate Governance Committee

The Corporate Governance Committee is composed of Kenneth Keirstead, Dr. Eldon Smith and Bahadur Madhani, each of whom is considered independent and is a director of the Company. The members of the Corporate Governance Committee have selected a Chair from amongst themselves, being Kenneth Keirstead.

D. Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	November 30, 2017	November 30, 2016	November 30, 2015
Research Employees	51	40	35
Administrative Employees	11	12	11

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

E. Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 27, 2018.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of Deferred Share Units Held	Number of Restricted Share Units Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	5,781,312(1)	16.66%	2,763,940 300,000 75,000 50,000 70,000 90,000 70,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52 C$2.42 C$1.15	10/09/2018 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	2,487,546 300,000 75,000 50,000 70,000 90,000 23,334	450,000(3)	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	5,781,312(1)	16.66%	2,763,940 300,000 75,000 50,000 70,000 90,000 70,000	$3.62 C$3.27 C$1.81 C$4.29 C$2.52 C$2.42 C$1.15	10/09/2018 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	2,487,546 300,000 75,000 50,000 70,000 90,000 23,334	450,000(3)	N/A	N/A

John N. Allport	Consultant; Former Vice-President, Legal Affairs and Licensing and Former Director of the Company	110,558	0.32%	250,000 25,000 50,000 40,000 55,000	C$3.27 C$1.81 C$4.29 C$2.52 C$2.42	16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	250,000 25,000 50,000 40,000 55,000	N/A	N/A	Nil
Dr. Eldon R. Smith	Director of the Company	21,731	0.06%	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.42 C$1.15	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	10,000 25,000 37,500 37,500 20,000 35,000 13,334	N/A	94,131	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.42 C$1.15	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	10,000 25,000 37,500 37,500 20,000 35,000 13,334	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	7,507	0.02%	10,000 25,000 37,500 37,500 20,000 35,000 40,000	C$2.88 C$1.81 C$4.29 C$3.22 C$2.52 C$2.42 C$1.15	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	10,000 25,000 37,500 37,500 20,000 35,000 13,334	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	27,172	0.08%	50,000 15,000 15,000 25,000 15,000	C$3.82 C$1.81 C$2.52 C$2.42 C$1.15	24/05/2021 13/04/2020 30/11/2020 31/08/2021 30/11/2022	50,000 15,000 15,000 25,000 5,000	N/A	N/A	Nil
Andrew Patient	Chief Financial Officer of the Company	Nil	Nil	60,000 15,000	C$1.27 C$1.15	20/10/2027 30/11/2022	20,000 5,000	N/A	N/A	Nil
Totals		5,948,280	17.14%	5,388,940			4,822,550	450,000	94,131	Nil
Notes:

(1)
Represents shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 2,763,940 performance-based options are held by Drs. Amina and Isa Odidi, and 655,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)
On January 10, 2013, the Company completed a private placement financing of the Debenture in the original principal amount of $1.5 million, which was originally due to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The maturity date of the Debenture has been further extended to October 1, 2018. The Company currently expects to repay the current net amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

(4)
Includes options exercisable within 60 days of the date of this filing.

As of February 27, 2018, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 5,948,280 common shares, representing approximately 17.1% of the issued common shares of the Company (and beneficially owned approximately 11,220,830 common shares representing 28.1% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the convertible debenture that are exercisable or convertible within 60 days of the date hereof). As of February 27, 2018, Mr. Campbell owned options (exercisable until October 20, 2027) to purchase 60,000 common shares at a price of C$1.27 and options (exercisable until November 30, 2022) to purchase 25,000 common shares at a price of C$1.15. Mr. Campbell’s options will cease to be exercisable 120 days after he ceases to be employed by the Company.

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

A total of 3,064,172 options to purchase common shares have been issued, representing 8.8% of the shares issued and outstanding as of February 27, 2018. As of February 27, 2018, 172,000 options have been exercised under the Plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

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

●
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 330,000 common shares of the Company representing approximately 1.0% of the issued and outstanding common shares of the Company as of February 27, 2018.

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

The 330,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 1.0% of the Company’s common shares issued and outstanding as at February 27, 2018. No RSUs have been issued and none are outstanding as of February 27, 2018.

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

●
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 0.3% of the total number of issued and outstanding common shares as of February 27, 2018.

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

The 110,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.3% of the Company’s common shares issued and outstanding as at February 27, 2018. A total of 102,791 DSUs have been issued, representing common share rights that comprise approximately 0.3% of the common shares issued and outstanding as at February 27, 2018.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

In October 2017 we completed a registered direct offering of common shares and a private placement of common share purchase warrants. In June 2016 we completed an underwritten public offering of units of common shares and warrants, and in November 2013 we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell our common shares, all of which resulted in a significant change in the percentage ownership of our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 16.7%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of February 27, 2018, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 16.7% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,935,526 common shares representing 25.6% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the convertible debenture held by Drs. Amina and Isa Odidi.) On February 14, 2018, Armistice Capital, LLC filed a Schedule 13G amendment with the SEC disclosing beneficial ownership of 1,936,000 common shares, representing approximately 5.58% of our outstanding common shares. To our knowledge, no other shareholder owns more than 5% of the issued and outstanding common shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2017 there were a total of 346 registered holders of record of our common shares, of which 248 holders were registered with addresses in Canada holding in the aggregate approximately 20.29% of our outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 79.71% of our 34,704,515 outstanding common shares, and 51 holders were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

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

In January 2013, we completed a private placement financing of an unsecured Debenture in the original principal amount of $1.5 million. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the original $1.5 million of the proceeds for the Debenture. In December 2016, a principal repayment of $150,000 was made on the Debenture and the maturity date was extended. The maturity date of the Debenture has been further extended to October 1, 2018. The Company currently expects to repay the current net amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

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

The Company’s Corporate Governance Committee, made up of independent directors, oversees any potential transaction and negotiation that could give rise to a related party transaction or create a conflict of interest, and conducts an appropriate review.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Reference is made to “Item 18. Financial Statements” for the financial statements included in this annual report.

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2017, and continuing as at February 27, 2018, we are not aware of any pending or threatened material litigation claims against us other than the following matters.

In November 2016, we filed an NDA for our Oxycodone ER product candidate relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue Pharma L.P.’s file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER, alleging that Oxycodone ER infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

In July 2017 , three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against us and two of our executive officers on behalf of a putative class of purchasers of our securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. Under a scheduling order approved by the Court, the defendants must respond to the amended complaint by March 30, 2018. We intend to vigorously defend our company against the claims asserted in the consolidated action.

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

Item 9. The Offer and Listing

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on Nasdaq and on the TSX, in each case under the symbol “IPCI.” Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. The following table indicates, for the relevant periods, the high and low prices of our common shares on Nasdaq and on the TSX:

	NASDAQ (U.S.$)		TSX (C$)
Annual	High	Low	High	Low
2017	3.12	0.81	4.09	1.00
2016	3.35	1.41	4.50	1.78
2015	3.92	1.73	4.99	2.16
2014	5.18	1.94	5.77	2.14
2013	6.46	1.50	6.70	1.55

Quarterly
2017
Fourth quarter	1.25	0.82	1.58	1.00
Third quarter	2.92	0.81	3.73	1.00

Second quarter	2.69	1.81	3.57	2.48
First quarter	3.12	2.11	4.09	2.78

2016
Fourth quarter	3.35	1.69	4.50	2.21
Third quarter	2.06	1.41	2.61	1.78
Second quarter	2.42	1.53	3.22	2.00
First quarter	3.19	1.83	4.20	2.46

2015
Fourth quarter	2.32	1.73	2.95	2.16
Third quarter	3.87	1.92	4.99	2.25
Second quarter	3.92	2.28	4.86	2.95
First quarter	2.94	1.96	3.33	2.49

2014
Fourth quarter	4.48	3.05	4.17	2.77
Third quarter	5.18	3.21	4.49	2.14
Second quarter	4.19	1.94	5.77	3.53
First quarter	3.80	2.51	4.82	3.28

2013
Fourth quarter	6.46	1.63	6.70	1.72
Third quarter	3.72	1.50	3.84	1.55
Second quarter	2.23	1.57	2.35	1.60
First quarter	2.59	1.72	2.56	1.77

	NASDAQ (U.S.$)		TSX (C$)
Most recent 6 months	High	Low	High	Low
February 2018	0.82	0.61	1.02	0.78
January 2018	1.05	0.77	1.29	0.97
December 2017	0.89	0.70	1.15	0.92
November 2017	0.97	0.84	1.23	1.09
October 2017	1.25	0.88	1.58	1.13
September 2017	1.17	0.82	1.50	1.00
August 2017	1.30	0.81	1.62	1.00

Item 10. Additional Information
A. Share Capital

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2017, there were 34,704,515 common shares and no preference shares issued and outstanding compared to 34,704,515 common shares and no preference shares issued and outstanding at December 1, 2017. As of February 27, 2018, there were 34,704,515 common shares and no preference shares issued and outstanding.

The reasons for the increase in common shares issued were as follows. In October 2017, the Company completed an underwritten public offering of 3,636,364 common shares at a price of $1.10 per share. The Company also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, have a term of three years and an exercise price of $1.25 per common share. In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations). As of February 27, 2018, we have issued and sold 4,740,350 common shares with an aggregate offering price of $13,872,929 under the at-the-market program. Roth received compensation of $392,827 in connection with such sales. During the three months ended November 30, 2017, an aggregate of 50,000 (2016 – 497,949) of our common shares were sold on Nasdaq for gross proceeds of $46,025 (2016 – $1,507,400) and net proceeds of $44,853 (2016 – $1,464,759) under the at-the-market offering program. Roth received aggregate compensation of $1,171 in connection with such sales. During the year ended November 30, 2017, an aggregate of 1,108,150 (2016 – 1,471,260) of our common shares were sold on Nasdaq for gross proceeds of $2,541,640 (2016 - $3,469,449) and net proceeds of $2,468,474 (2016 - $3,368,674) under the at-the-market offering program. Roth received aggregate compensation of $73,166 (2016 - $100,775) in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program.

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

Warrants

At November 30, 2017, an aggregate of 3,979,797 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.64 per common share. At February 27, 2018, an aggregate of 3,979,797 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.64 per common share.

Options

At November 30, 2017, an aggregate of 5,828,112 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.20 per common share and up to 406,280 additional common shares were reserved for issuance under our stock option plan.

As of February 27, 2018, there were 5,669,835 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $3.13 per common share. As at February 27, 2018, up to 564,557 additional common shares were reserved for issuance under our Option Plan.
				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$		$	$

Under 2.50	1,251,000	1.43	3.93	0.99	920,341	1.49	1.07
2.51 - 5.00	4,560,835	3.50	1.81	1.84	4,284,441	3.49	1.86
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	16,277	29.11	0.21	22.89	16,277	29.11	22.89
	5,828,112	3.20			5,221,059	3.30

Convertible Debenture

On January 10, 2013, we completed a private placement financing of an unsecured Debenture in the original principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was extended to July 1, 2016. Effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Effective March 28, 2017, the maturity date of the Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the Debenture was further extended to October 1, 2018. The Company currently expects to repay the current net amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

Deferred Share Units

At November 30, 2017, there were 94,131 DSUs issued and outstanding. From November 30, 2017 to February 27, 2018, an additional 8,660 DSUs have been issued. At February 27, 2018, 7,209 additional DSUs are reserved for issuance under our DSU plan.

Restricted Share Units

At November 30, 2017, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2017 to the date of this report, no RSUs have been issued. At February 27, 2018, 330,000 RSUs are reserved for issuance under our RSU Plan.

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

In January 2013, we completed a private placement financing of a Debenture in the original principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was further extended to December 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and was convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The maturity date of the Debenture has been further extended to October 1, 2018. The Company currently expects to repay the current net amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

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

In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise. Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers’ transactions on the Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by us. We currently plan to use any net proceeds from the at-the-market offering for general corporate purposes, including funding research, product development and other corporate development opportunities and to possibly fund costs and other expenses relating to our current leased facilities to accommodate our anticipated growth requirements, and, although we have no present understanding, commitments or agreements to do so, potential acquisition of, or investment in, companies and technologies that complement our business. We are not required to sell shares under the equity distribution agreement. We pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. We have also agreed to reimburse Roth for certain expenses relating to the offering. As of February 27, 2018, we have issued and sold 4,740,350 common shares with an aggregate offering price of $13,872,929 under the at-the-market program. Roth received aggregate compensation of $392,827 in connection with such sales. As a result of prior sales of the Company’s common shares under the equity distribution agreement, the Company may in the future offer and sell its common shares with an aggregate purchase price up to $2,927,071, or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations, pursuant to the at-the-market program. Under Toronto Stock Exchange rules, the number of common shares that may currently be offered under the at-the-market program is 565,134 common shares. The Company intends to remove or amend this limitation, although no assurance can be given that the limitation will be removed or amended. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2017, share issuance costs of Nil were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2017, $1,334,873 of the share issuance costs has been recorded against the cost of the shares issued and recognized in capital stock. Pursuant to an Underwriting Agreement between the Company and Dawson James Securities, Inc., dated May 27, 2016 (the “Dawson James Underwriting Agreement”), in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.

On July 17, 2017, the Shelf Registration Statement was declared effective by the SEC. The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of $100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and is intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the Shelf Registration Statement, a shareholder’s percentage ownership will be diluted and our stock price could be adversely affected. As of February 27, 2018, the Company has not sold any securities under the Shelf Registration Statement, other than the sale since July 17, 2017 of (i) 485,239 common shares under the Company’s at-the-market program referred to above and (ii) the sale of 3,636,364 common shares under the Wainwright Agreement referred to above, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

Pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (the “Wainwright Agreement”), in October 2017, we completed a registered direct offering consisting of 3,636,364 common shares at a price of $1.10 per share for gross proceeds of approximately $4 million. We also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares at an exercise price of $1.25 per share. The warrants are exercisable six months following the October 13, 2017 closing date and will expire 30 months after the date they become exercisable. The common shares (but not the warrants or the common shares underlying the warrants) were offered by us through a prospectus supplement pursuant to our shelf registration statement on Form F-3 as previously filed and declared effective by the SEC and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act, and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the U.S. Securities Act, or applicable state securities laws. The Company also issued to the placement agents 181,818 warrants to purchase a share of common stock at an exercise price of $1.375 per share. The total net proceeds from the offering were $3.5 million, after deducting offering expenses.

During the 12-month period ended November 30, 2017, warrants to purchase an aggregate of 168,009 common shares were exercised.

During the 12-month period ended November 30, 2017, 496,000 options were granted and 2,000 options were exercised.

Also during the 12-month period ended November 30, 2017, a total of 17,388 deferred share units were granted.

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

●
In October 2016, the Company entered into the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the “licensed products”) for which the Company has ANDAs filed with the FDA:

●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®)–Approved by FDA and launched.

●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review

●
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

●
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application.

●
The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2015 and November 30, 2014, no amount was outstanding. No at-the-market offering proceeds were used in payment of the promissory note.

●
The Debenture dated January 10, 2013 for $1.5 million issued by the Company to Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was further extended to July 1, 2016; and effective May 26, 2016, the maturity date of the Debenture was extended to December 1, 2016. Effective December 1, 2016, the maturity date for the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. After giving effect to such partial repayment, the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The maturity date of the Debenture has been further extended to October 1, 2018. The Company currently expects to repay the current net amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

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

●
Pursuant to the Wainwright Agreement, in October 2017, we completed a registered direct offering consisting of 3,636,364 common shares at a price of $1.10 per share for gross proceeds of approximately $4 million. We also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares at an exercise price of $1.25 per share. The warrants are exercisable six months following the October 13, 2017 closing date and will expire 30 months after the date they become exercisable. The common shares (but not the warrants or the common shares underlying the warrants) were offered by us through a prospectus supplement pursuant to our shelf registration statement on Form F-3 as previously filed and declared effective by the SEC and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act, and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the U.S. Securities Act, or applicable state securities laws. The Company also issued to the placement agents 181,818 warrants to purchase a share of common stock at an exercise price of $1.375 per share. The total net proceeds from the offering were $3.5 million, after deducting offering expenses.

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

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. We cannot predict whether, when, or to what extent U.S. federal tax laws will be changed, or regulations, interpretations, or rulings will be issued or revoked, nor is the long-term impact of the significant changes made to the Code in 2017 known at this time.

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

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to a U.S. Holder’s ownership and disposition of the stock or warrants of a passive foreign investment company (“PFIC”). As discussed below, however, a U.S. Holder of our common shares (but not our warrants) may be able to mitigate these consequences by making a timely and effective election to treat the Company as a qualified electing fund (a “QEF Election”) or by making a timely and effective mark-to-market election with respect to its common shares.

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

We believe that we were not a PFIC during our 2017 taxable year and are unlikely to be a PFIC during our 2018 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2018 taxable year). Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

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

●
the amount of gain allocated to each of the taxable years other than the year in which the excess distribution occurs and pre-FIC years will be subject to tax at the highest ordinary income tax rate in effect for that year; and

●
an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the U.S. Holder even after we cease to meet the definition of a PFIC, unless the U.S. Holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An “excess distribution,” in general, is any distribution on common shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that U.S. Holder in the three preceding taxable years or, if shorter, during that U.S. Holder’s holding period for common shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 20% rate for such income generally in effect for individuals under current law. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

The QEF Election Alternative

A U.S. Holder of common shares (but not warrants) who elects (an “Electing U.S. Holder”) under Section 1295 of the Code, in a timely manner to treat us as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of (a) the Company’s ordinary earnings, as ordinary income, and (b) our net capital gains, as long-term capital gain. An Electing U.S. Holder will generally be subject to U.S. federal income tax on such amounts for each taxable year in which we are classified as a PFIC, regardless of whether such amounts are actually distributed to the Electing U.S. Holder. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of U.S. federal income tax on such amounts to the extent they remain undistributed, subject to certain limitations. However, if payment of such tax is deferred, the taxes will be subject to an interest charge calculated from the due date of the tax return for the relevant year with respect to which the QEF election applies until the date the tax is paid.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our common shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common shares (or has previously made a QEF election with respect to our common shares), the QEF election will apply to the newly acquired common shares, but the adverse tax consequences attributable to the period prior to exercise of the warrants, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired common shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such common shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

A U.S. Holder may make a QEF Election only if the Company furnishes the U.S. Holder with certain tax information. If the Company should determine that it is a PFIC, it is anticipated that it will attempt to timely and accurately disclose such information to its U.S. Holders and provide U.S. Holders with information reasonably required to make such election.

A U.S. Holder that makes a QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) takes a tax basis in his, her or its common shares to reflect the amount included in income (resulting in an increase in basis) or allowed as a tax-free distribution (resulting in a decrease in basis) as a result of the QEF Election.

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

Upon the sale or other disposition of common shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which it owns common shares (which election remains in effect throughout such U.S. Holder’s ownership of common shares) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is more than one year, otherwise it will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s gain realized upon the disposition of shares generally will be treated as U.S. source income, and losses from the disposition generally will be allocated to reduce U.S. source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury Regulations. Generally, the QEF Election must be made by filing the appropriate QEF election documents at the time such U.S. Holder timely files its U.S. federal income tax return for the first taxable year of the Company during which it was a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, procedure for making, and consequences of a QEF Election with respect to the Company.

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock (as defined for these purposes), a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing, under Section 1296 of the Code, to mark the common shares to market annually. Consequently, the U.S. Holder will generally recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the U.S. Holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the net mark-to-market gain that the Holder has included pursuant to the election in prior tax years. Any gain on a disposition of our common shares by a U.S. Holder that has made such a mark-to-market election would be treated as ordinary income. Such U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts. Currently, a mark-to-market election may not be made with respect to warrants. We do not anticipate that the preference shares will be treated as marketable stock for these purposes.

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

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. Any amount considered to be a dividend received by a U.S. Holder who is an individual should be eligible for the 20% maximum rate of U.S. federal income tax under Section 1(h)(11) of the Code. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common shares received upon exercise would equal the U.S. holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the common shares would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. If taxable exchange treatment applied, a U.S. Holder’s tax basis in the common shares received would equal the sum of the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the common shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

For example, U.S. federal income tax information reporting rules generally require certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally U.S.$50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. Holders may also be required to file Form 8938 if both (i) such entities are owned at least 80% by an individual who is a U.S. citizen or U.S. tax resident (or, in some cases, by a nonresident alien who meets certain criteria) or are trusts with beneficiaries that are such individuals and (ii) more than 50% of their income consists of certain passive income or more than 50% of their assets is held for the production of such income. U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

Disposition of the Company’s Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition or deemed disposition of the Company’s common shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Tax Act. Generally, a share listed on a designated stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NASDAQ) will not be “taxable Canadian property” to a United States Holder unless, at any particular time during the 60 month period immediately preceding the disposition (i) 25% or more of the issued shares of any class or series of the particular corporation were owned by: (a) such United States Holder, (b) by persons with whom the United States Holder did not deal at arm’s length, (c) a partnership in which the United States Holder, or persons with whom the United States Holder did not deal at arm’s length, holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination thereof, and (ii) the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of real property situated in Canada, “timber resource property”, “Canadian resource property” (each as defined under the Canadian Tax Act), or options in respect of, or interests or rights in any of the foregoing.

F. Dividends and Paying Agents.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:
	November 30,	November 30,
	2017	2016
	$	$

Total accounts receivable	756,468	472,474
Less allowance for doubtful accounts	(66,849)	-
Total accounts receivable, net	689,619	472,474

Not past due	689,619	427,519
Past due for more than 31 days
but no more than 60 days	5,176	3,319
Past due for more than 91 days
but no more than 120 days	61,673	41,636
Total accounts receivable, gross	756,468	472,474

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2017, two customers accounted for substantially all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2016, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2017. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		November 30, 2017		November 30, 2016
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.2888		1.3429
	$	$	$	$
Assets
Cash	202,277	156,950	182,714	136,059
	202,277	156,950	182,714	136,059
Liabilities
Accounts payable and accrued liabilities	1,704,086	1,322,227	949,911	707,358
Employee cost payable	277,080	214,980	1,402,108	1,044,151
Capital lease	-	-	19,912	14,828
	1,981,166	1,537,207	2,371,933	1,766,338
Net exposure	(1,778,889)	(1,380,257)	(2,189,219)	(1,630,278)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2017:

					November 30, 2017
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,060,084	-	-	-	-	2,060,084
Accrued liabilities	782,369	-	-	-	-	782,369
Related parties
Employee costs payable	214,980	-	-	-	-	214,980
Convertible debenture	66,973	40,805	40,805	1,363,749	-	1,512,332
	3,124,406	40,805	40,805	1,363,749	-	4,569,765

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2017, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2017.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Progress thus far has centered on strengthening our risk assessment process as well as our information technology policies and related documentation. We expect this transition to continue for the remainder of fiscal 2018. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2017. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2017.

Changes in Internal Control over Financial Reporting
During the year ended November 30, 2017, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

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

Item 16B.   Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2017, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The aggregate amounts billed by MNP to us for the years ended November 30, 2017 and 2016 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2017	2016
Audit Fees(1)	C$129,342	-
Audit-Related Fees(2)	C$210,791	C$75,664
Tax Fees(3)	-	-
All Other Fees(4)	-	C$24,075
Total Fees	C$340,133	C$99,739

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

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2017 and 2016, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

Item 16F.   Change in Registrant’s Certifying Accountant.

The disclosure related to Item 16-F was previously reported, as that term is defined in Rule 12b-2 under the U.S. Exchange Act, in our Form 20-F filed on February 28, 2017.

Item 16G. Corporate Governance.

The Company is the successor issuer to Vasogen Inc. for reporting purposes under the U.S. Exchange Act. Our common shares are currently listed on the TSX and quoted for trading on Nasdaq, in each case under the symbols “IPCI.” Our shares began trading on October 22, 2009, when the IPC Arrangement Agreement with Vasogen was completed.

Variations from Certain Nasdaq Rules

Nasdaq listing rules permit the Company to follow certain home country practices in lieu of compliance with certain Nasdaq corporate governance rules. Set forth below are the requirements of Nasdaqs Rule 5600 Series that the Company does not follow and the home country practices that it follows in lieu thereof and other differences from domestic U.S. companies that apply to us under Nasdaq’s corporate governance rules.

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

Item 16H.   Mine Safety Disclosure.

Not applicable.

PART  III.

Item 17. Financial Statements.

See Item 18 below.

Item 18. Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2017, 2016 and 2015

Intellipharmaceutics International Inc.
November 30, 2017, 2016 and 2015

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”) as of November 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows, for each of the years in the two-year period ended November 30, 2017. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

The consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries as at November 30, 2015 and for the year ended November 30, 2015 were audited by another firm of Chartered Professional Accountants who expressed an unqualified opinion in their report dated February 26, 2016.

/s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
February 15, 2018	Licensed Public Accountants

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.

We have audited the accompanying consolidated statements of operations and comprehensive loss, cash flows and shareholders’ (deficiency) equity of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) for the year ended November 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 26, 2016

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2017 and 2016
(Stated in U.S. dollars)

	2017	2016
	$	$

Assets
Current
Cash	1,897,061	4,144,424
Accounts receivable, net (Note 4)	689,619	472,474
Investment tax credits	636,489	681,136
Prepaid expenses, sundry and other assets	225,092	400,642
Inventory (Note 3)	115,667	-
	3,563,928	5,698,676

Deferred offering costs (Note 10)	565,302	386,375
Property and equipment, net (Note 5)	3,267,551	1,889,638
	7,396,781	7,974,689

Liabilities
Current
Accounts payable	2,060,084	807,295
Accrued liabilities (Note 6)	782,369	384,886
Employee costs payable (Note 8)	214,980	1,044,151
Capital lease obligations (Note 9)	-	14,829
Convertible debenture (Note 7)	1,290,465	1,494,764
Deferred revenue (Note 3)	300,000	450,000
	4,647,898	4,195,925

Deferred revenue (Note 3)	2,362,500	2,662,500
	7,010,398	6,858,425

Shareholders' equity
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
34,704,515 common shares	35,290,034	29,830,791
(November 30, 2016 - 29,789,992)
Additional paid-in capital	36,685,387	34,017,071
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(71,873,459)	(63,016,019)
	386,383	1,116,264
Contingencies (Note 16)
	7,396,781	7,974,689

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

	2017	2016	2015
	$	$	$
Revenues
Licensing (Note 3)	5,025,350	2,209,502	4,093,781
Up-front fees (Note 3)	479,102	37,500	-
	5,504,452	2,247,002	4,093,781

Cost of goods sold	704,006	-	-
Gross Margin	4,800,446	2,247,002	4,093,781

Expenses
Research and development	9,271,353	8,166,736	7,247,473
Selling, general and administrative	3,287,914	3,546,132	3,581,913
Depreciation (Note 5)	506,961	385,210	377,849
	13,066,228	12,098,078	11,207,235

Loss from operations	(8,265,782)	(9,851,076)	(7,113,454)

Net foreign exchange (loss) gain	(80,093)	(22,470)	46,211
Interest income	15,037	207	1,507
Interest expense	(389,239)	(270,238)	(256,629)
Financing cost (Note 10)	(137,363)	-	-
Extinguishment loss (Note 7)	-	-	(114,023)
Net loss and comprehensive loss	(8,857,440)	(10,143,577)	(7,436,388)

Loss per common share, basic and diluted	(0.29)	(0.38)	(0.31)

Weighted average number of common
shares outstanding, basic and diluted	31,014,482	26,699,579	23,767,677

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
DSU's to non-management board members (Note 12)	-	-	29,056	-	-	29,056
Stock options to employees (Note 11)	-	-	417,818	-	-	417,818
Shares issued for options exercised (Note 11)	91,000	300,869	(132,907)	-	-	167,962
Proceeds from at-the-market financing (Note 10)	471,439	1,290,168	-	-	-	1,290,168
Share issuance cost (Note 10)	-	(78,166)	-	-	-	(78,166)
Issuance of shares on exercise of warrants (Note 14)	225,000	1,027,304	(464,804)	-	-	562,500
Net loss	-	-	-	-	(7,436,388)	(7,436,388)
	787,439	2,540,175	(150,837)	-	(7,436,388)	(5,047,050)

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 12)	-	-	31,628	-	-	31,628
Stock options to employees (Note 11)	-	-	2,261,444	-	-	2,261,444
Shares issued for options exercised (Note 11)	27,500	87,259	(34,391)	-	-	52,868
Proceeds from at-the-market financing (Note 10)	1,471,260	3,469,449	-	-	-	3,469,449
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,689,270	4,764,777	1,175,190	-	-	5,939,967
Share issuance cost (Note 10)	-	(1,002,655)	(158,736)	-	-	(1,161,391)
Issuance of shares on exercise of warrants (Note 14)	357,912	1,030,719	(330,066)	-	-	700,653
Modification of convertible debt (Note 7)	-	-	102,909	-	-	102,909
Net loss	-	-	-	-	(10,143,577)	(10,143,577)
	5,545,942	8,349,549	3,047,978	-	(10,143,577)	1,253,950

Balance, November 30, 2016	29,789,992	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 12)	-	-	30,355	-	-	30,355
Stock options to employees (Note 11)	-	-	1,749,999	-	-	1,749,999
Shares issued for options exercised (Note 11)	2,000	1,100	642	-	-	1,742
Proceeds from at-the-market financing (Note 10)	1,108,150	2,541,640	-	-	-	2,541,640
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,636,364	3,257,445	742,555	-	-	4,000,000
Cost of warrants issued to placement agent (Note 14)	-	(86,196)	86,196	-	-	-
Share issuance cost (Note 10)	-	(685,319)	(108,912)	-	-	(794,231)
Issuance of shares on exercise of warrants (Note 14)	168,009	430,573	(106,315)	-	-	324,258
Modification of convertible debt (Note 7)	-	-	273,796	-	-	273,796
Net loss	-	-	-	-	(8,857,440)	(8,857,440)
	4,914,523	5,459,243	2,668,316	-	(8,857,440)	(729,881)

Balance, November 30, 2017	34,704,515	35,290,034	36,685,387	284,421	(71,873,459)	386,383

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)
	2017	2016	2015
	$	$	$

Net loss	(8,857,440)	(10,143,577)	(7,436,388)
Items not affecting cash
Depreciation (Note 5)	520,838	385,210	377,849
Stock-based compensation (Note 11)	1,749,999	2,261,444	417,818
Deferred share units (Note 12)	30,355	31,628	29,056
Accreted interest (Note 7)	219,497	79,245	27,103
Loss on extinguishment (Note 7)	-	-	114,023
Financing cost (Note 10)	137,363	-	-
Provision for doubtful debts (Note 4)	66,849	-	-
Unrealized foreign exchange loss (gain)	56,998	22,916	(81,063)

Change in non-cash operating assets & liabilities
Accounts receivable	(283,994)	6,200	532,459
Investment tax credits	44,647	(223,115)	(133,035)
Prepaid expenses, sundry and other assets	175,550	(171,417)	185,438
Inventory	(115,667)	-	-
Accounts payable, accrued liabilities and employee costs payable	599,220	(1,466,019)	2,034,576
Deferred revenue	(450,000)	2,962,500	150,000
Cash flows used in operating activities	(6,105,785)	(6,254,985)	(3,782,164)

Financing activities
Repayment of convertible debenture (Note 7)	(150,000)	-	-
Repayment of capital lease obligations	(14,829)	(21,291)	(27,489)
Issuance of shares on exercise of stock options (Note 11)	1,742	52,868	167,962
Issuance of common shares on at-the-market financing, gross (Note 10)	2,541,640	3,469,449	1,290,168
Proceeds from issuance of shares and warrants (Note 10)	4,000,000	5,939,967	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	324,258	700,653	562,500
Offering costs	(1,020,643)	(982,023)	(259,276)
Cash flows provided from financing activities	5,682,168	9,159,623	1,733,865

Investing activity
Purchase of property and equipment (Note 5)	(1,823,746)	(515,410)	(430,480)
Cash flows used in investing activities	(1,823,746)	(515,410)	(430,480)

(Decrease) Increase in cash	(2,247,363)	2,389,228	(2,478,779)
Cash, beginning of year	4,144,424	1,755,196	4,233,975
Cash, end of year	1,897,061	4,144,424	1,755,196

Supplemental cash flow information
Interest paid	123,204	165,585	179,878
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
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

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost plus payments on sales of resulting products and other incidental services. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $8,857,440 for the year ended November 30, 2017 (2016 - $10,143,577; 2015 - $7,436,388), and has an accumulated deficit of $71,873,459 as at November 30, 2017 (November 30, 2016 - $63,016,019). The Company also has a working capital deficiency of $1,083,970 as at November 30, 2017. The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

would restrict its operations. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

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

3.
Significant accounting policies

(a)
Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. As at November 30, 2017 and 2016, the Company had no cash equivalents.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.

(b)
Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

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
November 30, 2017, 2016 and 2015
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

 (i)      Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

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

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

Licensing (continued)

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

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

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2017, the Company recognized $300,000 (2016 - $37,500) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which the Company recognized as revenue during the year ended November 30, 2017.

As of November 30, 2017, the Company has recorded a deferred revenue balance of $2,662,500 (November 30, 2016 - $3,112,500) relating to the underlying contracts, of which $300,000 (November 30, 2016 - $450,000) is considered a current portion of deferred revenue.

Other incidental services

Incidental services which the Company may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise raw material, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2017, the Company had raw materials inventories of $115,667 relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(l)
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

(m)
Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(n)
Translation of foreign currencies

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

The Company’s functional and reporting currency is the U.S. dollar.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(o)
Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the year is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(p)
Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of shareholders’ equity (deficiency).

(q)
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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 9,807,909, 7,540,266 and 7,128,082 common shares of the Company during fiscal 2017, 2016, and 2015, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2017, 2016 and 2015 as the effect would be anti-dilutive.

(r)
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

(s)
Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(s)
Fair value measurement (continued)

best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

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

(t)
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
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(t)
Future accounting pronouncements (continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

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

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.
Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2017, the Company has an account receivable balance of $756,468 (2016 - $472,474) and an allowance for doubtful accounts of $66,849 (2016 - $Nil). Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
Cost
Balance at November 30, 2015	$293,870	$124,151	$129,860	$3,483,398	$1,142,122	$276,300	$76,458	$5,526,159
Additions	1,426	-	-	450,295	63,689	-	-	515,410
Balance at November 30, 2016	295,296	124,151	129,860	3,933,693	1,205,811	276,300	76,458	6,041,569
Additions	235,454	31,908	42,638	1,353,110	235,641	-	-	1,898,751
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320

Accumulated depreciation
Balance at November 30, 2015	214,525	110,860	104,089	1,968,088	1,142,122	155,203	71,834	3,766,721
Depreciation	24,147	6,646	5,154	321,986	1,670	24,219	1,388	385,210
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,222	4,151,931
Depreciation	47,811	13,622	10,747	379,158	49,154	19,376	970	520,838
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769

Net book value at:
November 30, 2016	$56,624	$6,645	$20,617	$1,643,619	$62,019	$96,878	$3,236	$1,889,638
Balance at November 30, 2017	$244,267	$24,931	$52,508	$2,617,571	$248,506	$77,502	$2,266	$3,267,551

As at November 30, 2017, there was $728,309 (2016 - $266,963; 2015 - $Nil) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

As at November 30, 2017, there was $75,005 (2016 - $Nil) unpaid balance for purchased equipment. During the year ended November 30, 2017, the Company recorded depreciation expense within cost of goods sold of $13,877 (2016 - $Nil; 2015 - $Nil).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2017, the Company recorded a $Nil write-down of long-lived assets (2016 - $Nil; 2015 – $Nil).

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

6.
Accrued liabilities
	November 30, 2017	November 30, 2016
	$	$

Professional fees	400,796	190,485
Property taxes	111,970	-
Interest	54,110	14,784
Other	215,493	179,617
	782,369	384,886

7.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2017	2016
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, Payable monthly	$1,290,465	$1,494,764

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the original principal amount of $1.5 million, which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder.

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

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in an extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the Debenture. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
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

Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Effective December 1, 2016, the maturity date of the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 26.3% imputed rate of interest.

Effective March 28, 2017, the maturity date of the Debenture was extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15.2% imputed rate of interest.

Effective September 28, 2017, the maturity date of the Debenture was extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.9% imputed rate of interest.

Accreted interest expense during the year ended November 30, 2017 is $219,497 (2016 - $79,245; 2015 - $27,103), and has been included in the consolidated statements of operations and comprehensive loss.

In addition, the coupon interest on the Debenture for the year ended November 30, 2017 is $162,530 (2016 - $180,370; 2015 - $179,878), and has also been included in the consolidated statements of operations and comprehensive loss.

8.
Employee costs payable

As at November 30, 2017, the Company had $214,980 (2016 - $205,246) accrued vacation payable to certain employees and had $Nil (2016 - $838,905) accrued bonus payable to executive officers of the Company. These balances are due on demand and therefore presented as current liabilities.

9.
Lease obligations

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2017:

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

9.
Lease obligations (continued)

Operating
Year ending November 30,	Lease
$

2018	186,220
2019	186,220
2020	186,220
558,660

Less: current portion	186,220
Balance, long-term portion	372,440

As at November 30, 2017, capital lease obligation balance is $Nil (2016 - $14,829).

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2017, the Company had 34,704,515 (2016 - 29,789,992; 2015 - 24,244,050) common shares issued and outstanding and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,781,312 (2016 - 5,781,312) common shares or approximately 17% (2016 - 19%; 2015 - 24%) of IPC.

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

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

During the year ended November 30, 2017, an aggregate of 1,108,150 common shares were sold on Nasdaq for gross proceeds of $2,541,640, with net proceeds to the Company of $2,468,474, respectively, under the at-the-market offering program. During the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on Nasdaq for gross proceeds of $3,469,449, with net proceeds to the Company of $3,368,674, respectively, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to the Company of $1,254,178. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at November 30, 2017, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $2,927,071 pursuant to the at-the-market program (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations). There can be no assurance that any additional shares will be sold under the at-the-market program.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2017, costs directly related to the at the-market facility of $73,166 (2016 - $100,775; 2015 - $38,889) were recorded in share offering costs and an additional $220,573 (2016 - $258,287; 2015 - $39,277) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility and base shelf prospectus. For the year ended November 30, 2017, the Company recorded $137,363 as a financing cost in the statements of operations and comprehensive loss related to the base shelf prospectus filed in May 2014 and expired in July 2017.

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

The direct costs related to the issuance of the unit shares were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under additional paid-in-capital.

(e)
In October 2017, the Company completed an underwritten public offering of 3,636,364 common shares at a price of $1.10 per share. The Company also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, have a term of three years and an exercise price of $1.25 per common share. The Company also issued to the placement agents (the “Placement Agent Warrants”) warrants to purchase 181,818 common shares at an exercise price of $1.375 per share.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

The holders of October 2017 Warrants (as defined below) and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the warrants under additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $500,492 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under additional paid-in-capital.

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,470,452 based on the number of issued and outstanding common shares as at November 30, 2017. As at November 30, 2017, 3,064,172 options are outstanding and there were 406,280 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 2,487,546 performance-based stock options have vested as of November 30, 2017. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. These options were outstanding as at November 30, 2017.

In the year ended November 30, 2017, 376,000 (2016 - 355,000; 2015 - 295,000) stock options were granted to management and other employees and 120,000 (2016 - 105,000; 2015 - 60,000) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years. For options that have an expected life of less than eight years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

11.
Options (continued)

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted was estimated using the following assumptions:
	November 30,	November 30,	November 30,
	2017	2016	2015

Volatility	71.7%	65.2%	68.6%
Risk-free interest rate	1.56%	0.620%	0.580%
Expected life (in years)	5.49	5.00	5.00
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	$0.75	$1.20	$1.66

Details of stock option transactions in Canadian dollars (“C$”) are as follows:
	November 30, 2017			November 30, 2016			November 30, 2015
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
			$	$	$	$		$	$
Outstanding,
beginning of year	5,392,460	3.48	1.88	5,062,007	3.89	2.21	4,858,208	3.96	2.21

Granted	496,000	1.17	0.75	460,000	2.42	1.20	355,000	2.52	1.66
Exercised	(2,000)	2.32	1.20	(27,500)	2.57	1.68	(91,000)	2.34	1.86
Forfeiture	-	-	-	-	-	-	(60,168)	-	-
Expired	(58,348)	12.64	9.60	(102,047)	19.24	13.29	(33)	770.13	493.31
Balance,
end of year	5,828,112	3.20	1.72	5,392,460	3.48	1.88	5,062,007	3.89	2.21

Options
exercisable,
end of year	5,221,059	3.30	1.79	4,396,610	3.49	1.96	3,812,930	4.01	2.35

As of November 30, 2017, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:
				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$		$	$

Under 2.50	1,251,000	1.43	3.93	0.99	920,341	1.49	1.07
2.51 - 5.00	4,560,835	3.50	1.81	1.84	4,284,441	3.49	1.86
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	16,277	29.11	0.21	22.89	16,277	29.11	22.89
	5,828,112	3.20			5,221,059	3.30

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

11.
Options (continued)

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2017 is approximately $788,887 (2016 - $2,366,659; 2015 - $2,482,528). During the year ended November 30, 2017, specific performance conditions were met as the FDA approved two ANDAs for certain drugs, resulting in the vesting of 552,788 performance-based stock options. As a result, a stock-based compensation expense of $1,577,772 relating to these stock options was recognized in research and development expense (2016 - $620,632; 2015 - $Nil).

For the year ended November 30, 2017, 2,000 options were exercised for cash consideration of $1,742. For the year ended November 30, 2016, 27,500 options were exercised for a cash consideration of $52,868. For the year ended November 30, 2015, 91,000 options were exercised for cash consideration of $167,962.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2017	2016	2015
	$	$	$

Research and development	1,654,051	1,995,805	152,231
Selling, general and administrative	95,948	265,639	265,587
	1,749,999	2,261,444	417,818

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2017 (2016 – 4%; 2015 – 4%).

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

During the year ended November 30, 2017 and 2016, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2017, 94,131 (2016 - 76,743) DSUs are outstanding and 15,869 (2016 - 33,257) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2017, 2016 and 2015 in additional paid in capital and accrued the following amounts as at November 30, 2017, 2016 and 2015:

	November 30, 2017		November 30, 2016		November 30, 2015
	$	shares	$	shares	$	shares

Additional paid in capital	30,355	17,388	31,628	16,741	29,056	10,993
Accrued liability	7,562	8,660	7,261	2,356	8,051	4,272

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

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

14.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common share and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $2.10 per share (“March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common shares and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $2.55 per share (“July 2013 Warrants”).

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 3,636,364 common shares at a price of $1.10 per share and warrants to purchase an additional 1,818,182 common shares. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and have an exercise price of $1.25 per common share. (“October 2017 Warrants”). The Company also issued to the Placement Agents Warrants to purchase 181,818 common shares at an exercise price of $1.375 per share. The holders of October 2017 Warrants and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

14.
Warrants (continued)

share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rates of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the Placement Agents Warrants were estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

The following table provides information on the 7,140,464 warrants outstanding and exercisable as of November 30, 2017:

				Shares issuable
Warrant	Exercise price	Number outstanding	Expiry	upon exercise

March 2013 Warrants	$2.10	1,491,742	March 22, 2018	372,936
July 2013 Warrants	$2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$1.93	2,778,722	June 02, 2021	1,389,361
October 2017 Warrants	$1.25	1,818,182	October 13, 2020	1,818,182
Placement Agent Warrants	$1.375	181,818	October 13, 2020	181,818
		7,140,464		3,979,797

During the year ended November 30, 2017, there were cash exercises in respect of 336,018 warrants (2016 – 832,104; 2015 - 450,000) and no cashless exercise (2016 - $Nil; 2015 - $Nil) of warrants, resulting in the issuance of 168,009 (2016 – 357,912; 2015 - 225,000) and $Nil (2016 - $Nil; 2015 - $Nil) common shares, respectively. For the warrants exercised, the Company recorded a charge to capital stock of $430,573 (2016 - $1,030,719; 2015 - $1,027,304) comprised of proceeds of $324,258 (2016 - $700,653; 2015 - $562,500) and the associated amount of $106,315 (2016 - $330,066; 2015 - $464,804) previously recorded in additional paid-in-capital.

Details of warrant transactions are as follows:

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	October 2017 Warrants	Placement Agent Warrants	Total
Outstanding, December 1, 2016	1,491,742	870,000	3,114,740	-	-	5,476,482
Issued	-	-	-	1,818,182	181,818	2,000,000
Exercised	-	-	(336,018)	-	-	(336,018)
Outstanding, November 30, 2017	1,491,742	870,000	2,778,722	1,818,182	181,818	7,140,464

	Series A Warrants	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	Total

Outstanding, December 1, 2015	2,835,000	1,724,300	870,000	-	5,429,300
Issued	-	-	-	3,714,286	3,714,286
Exercised	-	(232,558)	-	(599,546)	(832,104)
Expired	(2,835,000)	-	-	-	(2,835,000)
Outstanding, November 30, 2016	-	1,491,742	870,000	3,114,740	5,476,482

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

15.
Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2017	2016	2015
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(2,347,222)	(2,688,048)	(1,970,643)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	488,769	640,481	164,723
Change in valuation allowance	2,128,819	2,683,775	1,804,406
Investment tax credit	-	-	(168,591)
Financing costs booked to equity	(269,715)	(281,063)	(23,348)
FCR Election	-	-	(253,856)
Difference in foreign tax rates	(651)	-	-
True up of tax returns	-	(356,095)	(15,991)
Tax loss expired and other	-	950	463,300
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:
	November 30,	November 30,	November 30,
	2017	2016	2015
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	8,972,285	7,427,516	6,019,380
Book and tax basis differences
on assets and liabilities	863,215	3,409,343	2,854,916
Other	2,681,375	-	-
Investment tax credit	2,865,404	2,405,365	-
Undeducted research and
development expenditures	4,158,178	3,710,274	5,394,426
Capital loss carryforwards	326,064	-	-
Share issuance cost	436,427	-	-
Net operating loss carryforwards	14,135	-	-
	20,317,083	16,952,498	14,268,722
Valuation allowances for
deferred tax assets	(20,317,083)	(16,952,498)	(14,268,722)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2017, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	5,341,606
2037	5,775,154
33,857,680

United States Federal net operating losses expiring
in the year ended November 30,
$

2025	5,865
2026	34,522
40,387

At November 30, 2017, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $15,690,203 (2016 - $14,000,000) which can be carried forward indefinitely.

At November 30, 2017, the Company had approximately $2,976,546 (2016 - $3,273,000) of unclaimed ITCs which expire from 2025 to 2037. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2017 or November 30, 2016.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2008 to 2017 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2017, 2016 and 2015 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2017, 2016 and 2015.

The Company had no unrecognized tax benefits in 2017, 2016 and 2015, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

16.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2017, and continuing as at February 15, 2018, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER product candidate would not infringe any of sixteen (16) patents associated with the branded product Oxycontin® (the “Oxycontin® patents”) listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs or plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware in respect of the Company's NDA filing for Oxycodone ER, alleging that Oxycodone ER infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

  As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the plaintiffs received notice of the Company’s certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. The Company is confident that it does not infringe the subject patents, and will vigorously defend against these claims.

  In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against the Company and two of its executive officers on behalf of a putative class of purchasers of the Company’s securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. Under a scheduling order approved by the Court, defendants’ must respond to the amended complaint by March 30, 2018. The Company and the other defendants intend to vigorously defend themselves against the claims asserted in the consolidated action.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
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

(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years (Level 2) while the Company uses its own historical volatility for options that have an expected life of eight years or less (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2017		November 30, 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debenture(i)	1,290,465	1,316,386	1,494,764	1,500,000

(i)
The Company calculates the interest rate for the Debenture and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debenture and the amounts due to related parties.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

17.
Financial instruments (continued)

    (b)      Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, convertible debenture and capital lease obligations due to the short-term nature of these obligations.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2017	2016
	$	$

Total accounts receivable	756,468	472,474
Less allowance for doubtful accounts	(66,849)	-
Total accounts receivable, net	689,619	472,474

Not past due	689,619	427,519
Past due for more than 31 days
but no more than 60 days	5,176	3,319
Past due for more than 91 days
but no more than 120 days	61,673	41,636
Total accounts receivable, gross	756,468	472,474

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2017, two customers accounted for substantially all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2016, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

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

Intellipharmaceutics International Inc.
 Notes to the consolidated financial statements
November 30, 2017, 2016 and 2015
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(d)      Liquidity risk (continued)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2017:

				November 30, 2017
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,060,084	-	-	-	-	2,060,084
Accrued liabilities	782,369	-	-	-	-	782,369
Related parties
Employee costs payable	214,980	-	-	-	-	214,980
Convertible debenture (Note 7)	66,973	40,805	40,805	1,363,749	-	1,512,332
	3,124,406	40,805	40,805	1,363,749	-	4,569,765

18.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2017	2016	2015
	$	$	$

Revenue
United States	5,504,452	2,247,002	4,093,781
	5,504,452	2,247,002	4,093,781

Total assets
Canada	7,396,781	7,974,689	5,224,299

Total property and equipment
Canada	3,267,551	1,889,638	1,759,438

Item 19. Exhibits.

EXHIBIT INDEX

Number	Exhibit
1.1
Articles of Incorporation of the Company and Amendments thereto (incorporated herein by reference to Exhibit 10.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

1.2	By-Laws of the Company (incorporated herein by reference to Exhibit 10.2 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
4.1	IPC Arrangement Agreement (incorporated herein by reference to Exhibit 4.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
4.2
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company's shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions (incorporated herein by reference to Exhibit 4.2 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.3
The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.51
Securities purchase agreement for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.51 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011)

4.52
Registration rights agreement for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.52 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011)

4.53
Combined Series A/B common share purchase warrant for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.53 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011)

4.54
Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2012 as filed on March 9, 2012)

4.55	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2012 as filed on March 9, 2012)
4.56
12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.56 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.57
Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada (incorporated herein by reference to Exhibit 4.57 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.58
Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, Brean Capital, LLC and Maxim Group, LLC, dated March 19, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2013 as filed on March 19, 2013)

4.59	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2013 as filed on March 19, 2013)
4.60	Form of Warrants (incorporated by reference to Exhibit B attached to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2013 as filed on March 19, 2013)
4.61
Underwriting Agreement between Intellipharmaceutics International Inc. and Maxim Group, LLC, as representative of the underwriters named in Schedule I thereto, dated July 26, 2013(incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of July 2013 as filed on July 26, 2013 (SEC Accession No. 0001171843-13-002968))

4.62	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of July 2013 as filed on July 26, 2013 (SEC Accession No. 0001171843-13-002968))
4.63
Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.64(†)
License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 12, 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013 (incorporated herein by reference to Exhibit 4.64 to the Company's Amendment No. 1 on Form 20-F/A for the fiscal year ended November 30, 2013 as filed on April 14, 2014)

4.65
Fifth Amendment to Lease Agreement dated November 28, 2014 between Finley W. McLachlan Properties Inc. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada (incorporated herein by reference to Exhibit 4.65 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.66
Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.67
Indenture of Lease dated as of December 1, 2015 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 22 Worcester Road and 30 Worcester Road, Toronto, Ontario, Canada (incorporated herein by reference to Exhibit 4.67 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.68
Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.69
Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.70
Underwriting Agreement between Intellipharmaceutics International Inc. and Dawson James Securities, Inc., dated May 27, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)

4.71	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)
4.72
Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.72 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.73
Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.74(†)
License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp. (incorporated herein by reference to Exhibit 4.74 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.75
Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.76	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.77	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.78
Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.79(1)	Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013
4.80(1)	Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013
8.1(1)	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange
13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)
15.2(1)	Consent of Independent Registered Public Accounting Firm (Deloitte LLP)
16.1
Letter dated February 27, 2017 of Deloitte LLP, as required by Item 16F of Form 20-F (incorporated herein by reference to Exhibit 16.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

101(1)(2)
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.'s Annual Report on Form 20-F for the fiscal year-ended November 30, 2017, formatted in XBRL:

(i) Consolidated balance sheets as at November 30, 2017 and 2016
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2017, 2016 and 2015
(iii) Consolidated statements of shareholders' equity (deficiency) for the years ended November 30, 2017, 2016 and 2015
(iv) Consolidated statements of cash flows for the years ended November 30, 2017, 2016 and 2015
(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2017.

(2)
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

Intellipharmaceutics International Inc.

/s/ Andrew Patient
Andrew Patient
Chief Financial Officer (Principal Financial Officer)
Intellipharmaceutics International Inc.

February 28, 2018