Form 20-F
period 2018-11-30
Intellipharmaceutics International Inc.
filed 2019-02-28
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
[_]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2018

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

Greg Powell, Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road,
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
None

As of November 30, 2018, the registrant had 18,252,243 common shares outstanding.

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

Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_] No [X]

TABLE OF CONTENTS

PART I		3
Item 1.	Identity of Directors, Senior Management and Advisers	3
	A. Directors and senior management	3
	B. Advisors	3
	C. Auditors	3
Item 2.	Offer Statistics and Expected Timetable	3
	A. Offer statistics	3
	B. Method and expected timetable	3
Item 3.	Key Information	3
	A. Selected Financial Data	3
	B. Capitalization and Indebtedness	4
	C. Reasons for the Offer and use of Proceeds	4
	D. Risk Factors	4
Item 4.	Information on the Company	32
	A. History and Development of the Company	32
	B. Business Overview	33
	C. Organizational Structure	56
	D. Property, Plant and Equipment	56
Item 4A.	Unresolved Staff Comments	58
Item 5.	Operating and Financial Review and Prospects	58
	A. Operating Results	58
	B. Liquidity and Capital Resources	63
	C. Research and development, patents, and Licenses, etc	66
	D. Trend Information	66
	E. Off-balance sheet arrangements	67
	F. Tabular disclosure of contractual obligations	67
	G. Safe Harbor	67
Item 6.	Directors, Senior Management and Employees	68
	A. Directors and Senior Management	68
	B. Compensation	71
	C. Board Practices	81
	D. Employees	86
	E. Share Ownership	87
Item 7.	Major Shareholders and related Party Transactions	95
	A. Major Shareholders	95
	B. Related Party Transactions	96
Item 8.	Financial Information	96
	A. Consolidated Statements and Other Financial Information	96
	B. Significant changes	98
Item 9.	The Offer and Listing	98
Item 10.	Additional Information	98
	A. Share Capital	98
	B. Articles and By-Laws	103
	C. Material Contracts	105
	D. Exchange Controls	107
	E. Taxation	107
	F. Dividends and Paying Agents	116
	G. Statement by Experts	116
	H. Documents on Display	116
	I. Subsidiary Information	116
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	116
Item 12.	Description of Securities Other than equity Securities	118
  ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations, plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to comply with the Nasdaq Stock Market LLC (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) continued listing standards and our ability to develop and implement a plan of compliance with the Nasdaq continued listing standards acceptable to a Nasdaq Hearings Panel (the “Nasdaq Panel”), our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules, which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income  tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”), challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (“Oxycodone ER”) product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section in Item 3.D below, the “Risk Factors" sections of our latest annual information form and our latest registration statements on Form F-1 and F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results.

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

Unless stated otherwise, all references to “$”, “U.S.$”, or “U.S. Dollars” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. In this annual report, we refer to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

Unless the context otherwise requires, references in this document to (i) share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split (the “reverse split”) which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018, and (ii) “consolidation” or “share consolidation” are intended to refer to such reverse split.

PART     I.

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable

C. Auditors

Not applicable

Item 2. Offer Statistics and Expected Timetable

A. Offer statistics

Not applicable

B. Method and expected timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial data of the Company has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2018, 2017, 2016, 2015, and 2014. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in U.S. dollars, unless otherwise indicated.

(in thousands of U.S. dollars, except for per share data)
	As at and for the year ended November 30, 2018	As at and for the year ended November 30, 2017	As at and for the year ended November 30, 2016	As at and for the year ended November 30, 2015	As at and for the year ended November 30, 2014
	$	$	$	$	$
Revenue	1,713	5,504	2,247	4,094	8,770
Loss for the year	(13,747)	(8,857)	(10,144)	(7,436)	(3,856)
Total assets	11,474	7,397	7,975	5,224	7,875
Total liabilities	7,372	7,010	6,858	5,362	2,966
Net assets	4,102	386	1,116	(138)	4,909
Capital stock	44,328	35,290	29,831	21,481	18,941
Loss per share - basic and diluted	(2.89)	(2.86)	(3.80)	(3.13)	(1.67)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	4,762	3,101	2,670	2,377	2,305

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Prospects for companies in the pharmaceutical industry generally may be regarded as uncertain given the research and development (“R&D”) nature of the industry and uncertainty regarding the prospects of successfully commercializing product candidates and, accordingly, investments in companies such as ours should be regarded as very speculative. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual report. The list of risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.

Risks related to our Company

Our business is capital intensive and requires significant investment to conduct the research and development, clinical and regulatory activities necessary to bring our products to market, which capital may not be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2018, we had a cash balance of $6.6 million. As of February 28, 2019, our cash balance was $3.0 million. While we expect to satisfy short term operational needs from cash on hand and profit transfer payments from our commercial partners, we need to obtain additional funding as we further the development of our product candidates. Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive approval by the FDA, Health Canada, and the regulatory authorities of other countries in which are products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive FDA, Health Canada, or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), PODRAS™ technology (as defined in Item 4.B. below), additional 505(b)(2) product candidates for development in various areas, and selected generic product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation (as described below). For our Regabatin™ XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

Effective October 1, 2018, the maturity date for the 2013 Debenture (as defined below) was extended to April 1, 2019. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available. In addition, the 2018 Debenture (as defined below) will mature on September 1, 2020.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then-existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs, at all or in time to competitively market our products or product candidates.

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

We have incurred net losses from inception. We had an accumulated deficit of $85,620,939 as of November 30, 2018 and have incurred additional losses since such date. As we engage in the development of products in our pipe line, we may continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. In addition to the other factors described in this annual report, our ultimate success will depend on how many of our product candidates receive approval by the FDA, Health Canada, and the regulatory authorities of the other countries in which are products are proposed to be sold and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA, Health Canada or such other regulatory approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability. If we are unsuccessful in commercializing our products and/or securing sufficient financing, we may need to cease or curtail our operations.

Loss of key scientists and/or failure to attract qualified personnel could limit our growth and negatively impact our operations.

We are dependent upon the scientific expertise of Dr. Isa Odidi, our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi, our President, Chief Operating Officer and Co-Chief Scientific Officer. Although we employ other qualified scientists, Drs. Isa and Amina Odidi are our only employees with the knowledge and experience necessary for us to continue the development of controlled-release products. We do not maintain key-person life insurance on any of our officers or employees. Although we have employment agreements with key members of our management team, each of our employees may terminate his or her employment at any time. The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate new employees, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors. If we lose the services of our executive officers or other qualified personnel or are unable to attract and retain qualified individuals to fill these roles or develop key relationships, our business, financial condition and results of operations could be materially adversely affected.

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

Third parties may claim we have infringed their patents, trademarks, copyrights or other rights. We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights or liability in the form of substantial damages, fines or other penalties such as injunctions precluding our manufacture, importation or sales of products. The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements; provided, however, we may not be able to obtain the necessary licenses on acceptable terms, or at all. Insurance coverage may be denied or may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business. Any of these claims could also harm our reputation. Any of the foregoing may have a material adverse effect upon our business and financial condition.

We are a defendant in litigation and are at risk of additional similar litigation in the future that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

We are a defendant in the litigation matters described below and under Item 8.A. The defense of such litigation may increase our expenses and divert our management’s attention and resources, and any unfavorable outcome could have a material adverse effect on our business and results of operations. Any adverse determination in such litigation, or any settlement of such litigation matters could require that we make significant payments. In addition, we may be the target of other litigation in the future. Any negative outcome in any ongoing or future litigation may have a material adverse effect on our business and financial condition.

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

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from the file of Purdue Pharma L.P.(“Purdue”) for its OxyContin® extended-release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs or plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. We then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against us adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended-release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim. The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims, to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA. Defendants filed an answer to the amended complaint on January 7, 2019, and discovery is ongoing. We intend to vigorously defend against the remainder of the claims asserted in the consolidated action.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc. and Isa Odidi, defendants. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on TSX during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

We rely on maintaining as trade secrets our competitively sensitive know-how and other information. Intentional or unintentional disclosure of this information could impair our competitive position.

As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection. In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret. To maintain the confidentiality of our trade secrets, we generally enter into agreements that contain confidentiality provisions with our employees, consultants, collaborators, contract manufacturers and advisors upon commencement of their relationships with us. These provisions generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. We may not have these arrangements in place in all circumstances, and the confidentiality provisions in our favor may be breached. We may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, the confidentiality provisions in our favor may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, contract manufacturers or advisors have previous employment or consulting relationships. To the extent that our employees, consultants, collaborators, contract manufacturers or advisors use trade secrets or know-how owned by others in their work for us, disputes may arise as to the ownership of relative inventions. Also, others may independently develop substantially equivalent trade secrets, processes and know-how, and competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business. The disclosure of our trade secrets could impair our competitive position. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information.

Approvals for our product candidates may be delayed or become more difficult to obtain if the FDA changes its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012, or GDUFA, was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2019, the user fee rate is $178,799 for new ANDAs. For the FDA’s fiscal year 2019, the FDA will also charge an annual facility user fee of $226,305 plus a new general program fee of $186,217. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products and generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

We cannot ensure the availability of raw materials.

Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies. While we attempt to manage the risk associated with such proprietary raw materials through contractual provisions in supply contracts, by management of inventory and by continuing to search for alternative authorized suppliers of such materials or their equivalents, if our efforts fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our product candidates. In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.

Further, the FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials are unavailable from a specified supplier, the supplier does not give us access to its technical information for our application or the supplier is not in compliance with FDA or other applicable requirements, FDA approval of the supplier could delay the manufacture of the drug involved. Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to our customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We have invested significant time and effort in the development of our first ANDA product, our once daily generic Focalin XR® capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined in Item 4.B. below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par Pharmaceutical, Inc. (“Par”). Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA (as defined in Item 4.B. below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par had 180 days of U.S. generic marketing exclusivity for those strengths. In November 2017, Par launched the remaining 5 and 40 mg strengths of generic Focalin XR®, complementing the 10, 15, 20, 25, 30 and 35 mg strengths previously launched and marketed by Par and providing us with the full line of general Focalin XR® strengths available in the U.S. market. Under a license and commercialization agreement we entered into with Par in November 2015, as amended on August 12, 2011 and September 24, 2013 (the “Par agreement”), we receive calendar quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance whether any strengths will be successfully commercialized. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due.

We have also invested significant time and effort in the development of our second ANDA product, our generic Seroquel XR® tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017 our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt LLC (“Mallinckrodt”), and Mallinckrodt launched all strengths in June 2017. In October 2016, we announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the “licensed products”) which have either been launched (generic Seroquel XR®) or for which we have ANDAs filed with the FDA (the “Mallinckrodt agreement”):

●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved by FDA and launched

●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review (tentatively approved)

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

Our significant expenditures on R&D may not lead to successful product introductions.

We conduct R&D primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs. As we continue to develop new products, our research expenses will likely increase. We are required to obtain FDA approval before marketing our drug products and the approval process is costly and time consuming. Because of the inherent risk associated with R&D efforts in our industry, particularly with respect to new drugs, our R&D expenditures may not result in the successful introduction of FDA approved new pharmaceuticals.

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

Our internal computer systems, and those of our vendors and current and/or future drug development or commercialization partners of ours, may be vulnerable to damage from cyber-attacks, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions have increased. If such an event were to occur and cause interruptions in our operations or those of a drug development or commercialization partner, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability and damage to our reputation. In addition, further development of our drug candidates could be adversely affected.

In addition, the unauthorized dissemination of sensitive personal information could expose us or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm our business.

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

While we have our own manufacturing facility in Toronto, we rely on third-party manufacturers to supply pharmaceutical ingredients, and we will be reliant upon a third-party manufacturer to produce certain of our products and product candidates. Third-party manufacturers may not be able to meet our deadlines or adhere to quality standards and specifications. Our reliance on third parties for the manufacture of pharmaceutical ingredients and finished products creates a dependency that could severely disrupt our research and development, our clinical testing, and ultimately our sales and marketing efforts if such third party manufacturers fail to perform satisfactorily, or do not adequately fulfill their obligations. If our manufacturing operation or any contracted manufacturing operation is unreliable or unavailable, we may not be able to move forward with our intended business operations and our entire business plan could fail. There is no assurance that our manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards or current Good Manufacturing Process.

If our manufacturing facility is unable to manufacture our product(s) or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, it could have a material adverse impact on our business.

If our manufacturing facility fails to comply with regulatory requirements or encounter other manufacturing difficulties, it could adversely affect our ability to supply products. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with the current Good Manufacturing Practices (“cGMP”) regulations. Compliance with FDA and Health Canada cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, record-keeping and quality assurance and control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects our manufacturing facility to possible legal or regulatory action, including shutdown, which may adversely affect our ability to manufacture product. Were we not able to manufacture products at our manufacturing facility because of regulatory, business or any other reasons, the manufacture and marketing of these products would be interrupted. This could have a material adverse impact on our business, results of operations, financial condition, cash flows and competitive position.

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

Our products and product candidates, if approved for sale, may not gain acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue.

Even if we are able to obtain regulatory approvals for our product candidates, the success of any of our products will be dependent upon market acceptance by physicians, healthcare professionals and third-party payers and our profitability and growth will depend on a number of factors, including:

●
demonstration of safety and efficacy;

●
changes in the practice guidelines and the standard of care for the targeted indication;

●
relative convenience and ease of administration;

●
the prevalence and severity of any adverse side effects;

●
the availability of alternative products from competitors;

●
the prices of our products relative to those of our competitors;

●
pricing, reimbursement and cost effectiveness, which may be subject to regulatory control;

●
the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

●
the timing of our market entry;

●
the ability to market our products effectively at the retail level;

●
the acceptance of our products by government and private formularies; and

●
the availability of adequate third-party insurance coverage or reimbursement.

If any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance. Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payers, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payers on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

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

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays. Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s cGMP regulations. Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Many of our competitors, including medical technology, pharmaceutical or biotechnology and other companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products, obtaining FDA and other regulatory approvals, and ultimately commercializing any approved products. Therefore, our competitors may succeed in developing and commercializing technologies and products that are more effective than the drug delivery technologies we have developed or we are developing or that will cause our technologies or products to become obsolete or non-competitive. In addition, such competitors may obtain FDA approval for products faster than us. Any of the foregoing could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence further commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

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

Although we believe that our ownership of patents for some of our drug delivery products will limit direct competition for such products, we must also compete with established existing products and other technologies, products and delivery alternatives that may be more effective than our products and proposed products. In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.

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

Although our financial results are reported in U.S. dollars and our revenues are payable in U.S. dollars, a majority of our expenses are payable in Canadian dollars. Our financial condition may be affected by movements of the U.S. dollar against the Canadian dollar. There may be instances where we have net foreign currency exposure. Any fluctuations in exchange rates may have an adverse effect on our financial results.

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

Our core competency and strategic focus is on drug development and we now, and may in the future, utilize strategic commercial partners to assist in the commercialization of our products and our product candidates, if approved by the FDA. If we enter into strategic partnerships or similar arrangements, we will rely on third parties for financial resources and for commercialization, sales and marketing. Our commercial partners may fail to develop or effectively commercialize our current, and any future products, for a variety of reasons, including, among others, intense competition, lack of adequate financial or other resources or focus on other initiatives or priorities. Any failure of our third-party commercial partners to successfully market and commercialize our products and product candidates would diminish our revenues.

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

Our effective tax rate may vary.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of R&D spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of R&D spending, and changes in overall levels of pre-tax earnings. At present, we qualify in Canada for certain research tax credits for qualified scientific research and experimental development pertaining to our drug delivery technologies and drug products in research stages. If Canadian tax laws relating to research tax credits were substantially negatively altered or eliminated, or if a substantial portion of our claims for tax credits were denied by the relevant taxing authorities, pursuant to an audit or otherwise, it would have a material adverse effect upon our financial results.

The effect of U.S. federal income tax law changes enacted in 2017 on the U.S. corporate income tax burden on our future U.S. operations cannot be predicted. Although such legislation reduced the maximum corporate income tax rate from 35% to 21%, it also introduced several changes that could increase our effective rate of tax on our net operating income. For example, if our operations are highly leveraged, the new limitations on business interest deductions may prevent us from being able to reduce our corporate income tax base by a significant amount of interest incurred on debt necessary to fund operations. In addition, newly enacted limitations on a corporation’s ability to reduce its taxable income by net operating loss carryovers may prevent us from using prior year accumulated losses fully to offset taxable income earned in profitable years. Finally, if we make significant payments for interest, royalties, services and otherwise deductible items to our foreign affiliates, the base erosion minimum tax enacted in 2017 may apply to increase our effective rate of U.S. corporate income tax.

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

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payers may not provide reimbursement in whole or in part for the use of such products.

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

Federal, state and local governmental agencies have increased their level of scrutiny of commercial practices of companies marketing and distributing opioid products, resulting in investigations, litigation and regulatory intervention affecting other companies. A number of counties and municipalities have filed lawsuits against pharmaceutical wholesale distributors, pharmaceutical manufacturers and retail chains related to the distribution of prescription opioid pain medications. Policy makers and regulators are seeking to reduce the impact of opioid abuse on families and communities and are focusing on policies aimed at reversing the potential for abuse. In furtherance of those efforts, the FDA has developed an Action Plan and has committed to enhance safety labeling, require new data, strengthen post-market requirements, update the Risk Evaluation and Mitigation Strategy program, expand access to and encourage the development of abuse-deterrent formulations and alternative treatments, and re-examine the risk-benefit profile of opioids to consider the wider public health effects of opioids, including the risk of misuse. Several states also have passed laws and have employed other clinical and public health strategies to curb prescription drug abuse, including prescription limitations, increased physician education requirements, enhanced monitoring programs, tighter restrictions on access, and greater oversight of pain clinics. This increasing scrutiny and related governmental and private actions, even if not related to a product that we intend to manufacture and commercialize, could have an unfavorable impact on the overall market for opioid-based products such as our Oxycodone ER product candidate, or otherwise negatively affect our business.

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

Members of the U. S. Congress and the Trump administration have expressed an intent to pass legislation or adopt executive orders to fundamentally change or repeal parts of the Affordable Care Act.

The cost of prescription pharmaceuticals has also been the subject of considerable discussion in the U.S. Members of Congress and the Trump administration have indicated that they will address such costs through new legislative and administrative measures. To date, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to pursue new legislative and/or administrative measures to control drug costs. The Trump administration has proposed a plan to reduce the cost of drugs. The Trump administration’s plan contains certain measures that the U.S. Department of Health and Human Services is already working to implement. For example, on October 25, 2018, CMS issued an Advanced Notice of Proposed Rulemaking, or ANPRM, indicating it is considering issuing a proposed rule in the Spring of 2019 on a model called the International Pricing Index. This model would utilize a basket of other countries’ prices as a reference for the Medicare program to use in reimbursing for drugs covered under Part B. The ANPRM also included an updated version of the Competitive Acquisition Program, as an alternative to current “buy and bill” payment methods for Part B drugs. Such a proposed rule could limit our product pricing and have material adverse effects on our business.

Individual state legislatures in the U.S. have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. Some of these measures include price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and which could result in reduced demand for our products once approved or additional pricing pressures, and may adversely affect our operating results.

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

We may be subject to product liability claims for which we may not have or be able to obtain adequate insurance coverage.

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

While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and our products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope. Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future. If we are subject to third party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits. Furthermore, any first or third party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future. Any of the foregoing may have a material adverse effect on our business and financial condition.

 Our products involve the use of hazardous materials and waste, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our R&D activities involve the use of hazardous materials, including chemicals, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. It is possible that accidental injury or contamination from these materials may occur.

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

In addition, the stock market in general and the market for drug development companies in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted.. Litigation of this type has been instituted against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

A large number of our common shares could be sold in the market in the near future, which could depress our stock price.

As of February 28, 2019, we had approximately 21,925,577 common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144.

On July 17, 2017, the Company’s most recent registration statement on Form F-3 (the “Shelf Registration Statement”) was declared effective by the Securities and Exchange Commission (“SEC”). The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors (the “Board”), at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of February 28, 2019, the Company has issued 1,246,969 common shares using the Shelf Registration Statement, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.

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

As of February 28, 2019, there are currently common shares issuable upon the exercise of outstanding options and warrants and DSUs and the conversion of the Debentures for an aggregate of approximately 22,762,481 common shares. To the extent any of our options and warrants is exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

We have no history or foreseeable prospect of paying cash dividends.

We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue. Any future determination to pay cash dividends will be at the discretion of our Board and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our Board deems relevant.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on Nasdaq or TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

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

We may need to issue substantial amounts of common shares in the future. There can be no assurance that we will be able to sell any additional shares. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.

On July 17, 2017, the Shelf Registration Statement was declared effective by the SEC. The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of $100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s Board, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of February 28, 2019, the Company has issued 1,246,969 common shares using the Shelf Registration Statement, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

We may in the future issue preference shares which could adversely affect the rights of holders of our common shares and the value of such shares.

Our Board has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of our common shares. Although we have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of our common shares.

Our common shares may not continue to be listed on the TSX.

Failure to maintain the applicable continued listing requirements of the TSX could result in our common shares being delisted from the TSX. The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted. For example, participating securities may be delisted from the TSX if, among other things, the market value of an issuer’s securities that are listed on the TSX is less than C$3,000,000 over any period of 30 consecutive trading days. In such circumstances, the TSX may notify an issuer that it is under delisting review and the issuer will normally be given up to 120 days from the date of such notification to correct the fall in market value and such other deficiencies noted by the TSX. At any time prior to the end of the delisting review period, the TSX will provide the issuer with an opportunity to be heard where the issuer may present submissions to satisfy the TSX that all deficiencies identified in the TSX’s notice have been rectified. If at the conclusion of the hearing the issuer cannot satisfy the TSX that the deficiencies identified have been rectified and that no other delisting criteria are then applicable to the issuer, the TSX will determine whether to delist the issuer’s securities.

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

We are currently not in compliance with the requirements for the continued listing of our common shares on Nasdaq. As described below, if we are not in compliance with those requirements by March 7, 2019, a Nasdaq Panel will determine whether we will be provided with an extension of time for that purpose.

In September 2017, we were notified by Nasdaq that we were not in compliance with the minimum market value of listed securities required for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b) requires listed securities to maintain a minimum market value of $35.0 million, among other alternatives, including minimum stockholders’ equity of $2.5 million. A failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of our common shares for the 30 consecutive business days from August 8, 2017, we did not satisfy the minimum market value of listed securities requirement. By rule, we were provided 180 calendar days, or until March 19, 2018, to regain compliance with that requirement. To regain compliance, our common shares were required to have a market value of at least $35.0 million for a minimum of 10 consecutive business days prior to March 19, 2018, which they did not. In the alternative, if the minimum market value requirement for continued listing is not met, an issuer may maintain continued listing under Nasdaq Listing Rule 5550(b) if it has stockholders’ equity of at least $2.5 million.

On April 20, 2018, we received notice that the Nasdaq Listings Qualification staff (the “Nasdaq Staff”) had determined to delist our common shares as a result of our failure to meet either the minimum market value of listed securities requirement or the minimum stockholders’ equity requirement for continued listing. However, any delisting action by the Nasdaq Staff was stayed pending the ultimate conclusion of our hearing before the Nasdaq Panel.

In addition to not meeting the minimum market value of listed securities or minimum stockholders’ equity requirements, we were separately notified in December 2017 that our common shares no longer satisfied the minimum $1.00 per share bid requirement under Nasdaq Listing Rule 5550(a)(2).

We attended a hearing before the Nasdaq Panel on May 17, 2018, and subsequently received formal notice that the Nasdaq Panel had granted our request for continued listing provided that by September 28, 2018, we (i) comply with Nasdaq’s $1.00 bid price requirement by having a closing bid price of over $1.00 for ten consecutive trading days, (ii) have stockholders’ equity position of over $2.5 million, and (iii) provide the Nasdaq Panel with updated financial projections demonstrating our ability to maintain compliance with the stockholders’ equity rule for the coming year. Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018. As a result of the closing bid price of our common shares exceeding $1.00 for the period from September 14, 2018 to September 27, 2018, we received a letter from Nasdaq Listing Qualification notifying us that we had regained compliance with Nasdaq’s minimum bid price requirement. On September 29, 2018, we were advised that the Nasdaq Panel granted an extension through October 17, 2018 for us to regain compliance with Nasdaq’s stockholders’ equity continued listing requirement.

On October 17, 2018, we filed with the SEC a report on Form 6-K reporting that we believed we had regained compliance with Nasdaq’s stockholders’ equity requirement after giving effect to the proceeds from the October 2018 offering.

On October 26, 2018, we announced that we had regained compliance with Nasdaq’s stockholders’ equity requirement and that the Nasdaq Panel determined that we would remain subject to a "Panel Monitor” until October 22, 2019.

In November 2018, we received written notification from Nasdaq notifying us that the minimum bid price per share for our common shares was below $1.00 for a period of 30 consecutive business days and that, as a result, we were not in compliance with Nasdaq’s minimum bid price requirement.

In December 2018, we received written notification from Nasdaq notifying us that a hearing with a Nasdaq Panel had been scheduled for January 10, 2019.

At a hearing held on January 10, 2019, we presented to the Nasdaq Panel our plan to regain and maintain compliance with Nasdaq’s continued listing requirements.

On January 28, 2019, we announced that we had received notice from the Nasdaq Panel extending the continued listing of our common shares until March 7, 2019, subject to certain conditions, while we work to regain compliance with Nasdaq’s requirements. Following the March 7, 2019 deadline, the Nasdaq Panel will determine whether a further extension period is warranted in the event we have not regained compliance. However, there can be no assurance that the Nasdaq Panel will grant such an extension. Moreover, there can be no assurance that we will be able to regain compliance with Nasdaq's requirements or, if we do, that we will be able to maintain compliance with all applicable requirements for continued listing on Nasdaq over the long term. The Nasdaq Panel's determination requires us to promptly notify Nasdaq of any significant events that occur during the extension period that may affect our compliance with Nasdaq requirements.

There is no assurance that the Company will be able to regain compliance with Nasdaq’s listing requirements, or if it does, that the Company will be able to maintain compliance with Nasdaq’s listing requirements. If we are unable to maintain compliance with Nasdaq’s continued listing requirements, our common shares may no longer be listed on Nasdaq or another U.S. national securities exchange and the liquidity and market price of our common shares may be adversely affected. If our common shares are delisted from Nasdaq, they may trade in the U.S. on the over-the-counter market, which is a less liquid market. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our common shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

If our common shares are not listed on a national securities exchange, compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of the common shares.

Because our common shares are currently listed on Nasdaq, we are not required to register or qualify in any state the subsequent offer, transfer or sale of the common shares. If our common shares are delisted from Nasdaq and are not eligible to be listed on another national securities exchange, subsequent transfers of our common shares by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of common shares to register or qualify the common shares for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

If our common shares are not listed on a national securities exchange, they may become subject to the SEC’s penny stock rules.

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

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the U.S. Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our principal shareholders may not know when our officers, directors and shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002 (“SOX”), and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of SOX in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays, or a failure to comply with applicable laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our Board, or as executive officers.

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

We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our Company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. Holders (as defined below) of our common shares and warrants. It may be possible for U.S. Holders of common shares, but not holders of warrants with respect to periods prior to exercise, to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Internal Revenue Code (the “Code”) (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code. A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2018 taxable year and will not likely be a PFIC during our 2019 taxable year. Because PFIC status is based on the composition of our income and assets and the nature of our activities for the entire taxable year, and on our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC for any given year. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2019 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC with respect to such holder’s proportionate share of our income arising in any year in which we are a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the United States Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our common shares will depend on whether such U.S. Holder makes a QEF or mark-to-market election. A U.S. Holder may only make a QEF election if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Unless otherwise provided by the IRS, a U.S. holder of our common shares is generally required to file an informational return annually to report its ownership interest in the Company during any year in which we are a PFIC. If we are a PFIC for one or more years in which a U.S. Holder holds a warrant prior to exercise, it is possible that such holder could recognize gain on the sale, exchange or disposition of that warrant that it would not otherwise recognize if we were not a PFIC. Any U.S. income tax imposed on the holder with respect to the inclusion of such gain or the inclusion of a pro rata share of our income in his, her or its income following exercise of such warrant could result in an interest charge payable on such holder’s tax liability that is calculated back to the first year in which such holder held that warrant in which we were considered to be a PFIC.

The foregoing only speaks to the United States federal income tax considerations as to the Code in effect on the date of this annual report.

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

Item  4. Information on the Company

A. History and Development of the Company

The Company, Intellipharmaceutics International Inc., was incorporated under the Canada Business Corporations Act (the “CBCA”) by certificate and articles of arrangement dated October 22, 2009.

Our registered principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2. Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

Our agent for service in the United States is Corporation Service Company at 1090 Vermont Avenue N.W., Washington, D.C. 20005.

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen approved the IPC Arrangement Agreement that resulted in the October 22, 2009 court-approved merger of IPC Ltd. and another U.S. subsidiary of Intellipharmaceutics Inc., coincident with an arrangement pursuant to which a predecessor of the Company combined with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (the “IPC Arrangement Transaction”). The completion of the IPC Arrangement Transaction on October 22, 2009 resulted in the formation of the Company, which is incorporated under the laws of Canada and governed by the CBCA. The common shares of the Company are traded on the TSX and Nasdaq.

For the years ended November 30, 2018, 2017 and 2016, we spent a total of $10,827,293, $9,271,353, and $8,166,736, respectively, on research and development. Over the past three fiscal years and up to February 28, 2019, we have raised approximately $36,095,962 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are listed on the TSX and on Nasdaq under the symbol “IPCI”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4.B below.

For information on the availability of, and access to, information regarding the Company filed with the SEC or presented on the Company’s website, see Item 10.H. below.

B. Business Overview

Corporate Developments

●
In February 2019, we received tentative approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC.

●
As more fully described below (under “NASDAQ NOTICES AND NASDAQ HEARINGS PANEL GRANT OF REQUEST FOR CONTINUED LISTING”), in January 2019, we announced that we had received notice from the Nasdaq Panel extending the continued listing of our common shares until March 7, 2019, subject to certain conditions, while we work to regain compliance with Nasdaq’s requirements.

●
In January 2019, we announced that we had commenced a R&D program of pharmaceutical cannabidiol (“CBD”) based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License and a dealer's license under the Narcotics Control Regulations (“NCR”). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada.

●
In November 2018, we announced that we had received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. We are actively exploring the best approach to maximize our commercial returns from this approval.

●
In November 2018, we announced that we had submitted an investigational new drug (“IND”) application to the FDA for our oxycodone hydrochloride immediate release (“IPCI006”) tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates our Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology and our novel Point Of Divergence Drug Delivery System (“nPODDDS™”) technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, "parachuting," injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets.

●
In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. A Philippines-based pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generic Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of these products.

●
In November 2018, we announced that we had entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam:

o
A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. We are also in discussions to include other products in the agreement with this distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

o
A Vietnamese pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750mg) of generic Glucophage® XR, three strengths (50, 150 and 200mg) of generic Seroquel XR® and one strength (500 mg) of generic Keppra XR® will be manufactured and supplied by us for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

●
In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants”) pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 pre-funded units (“2018 Pre-Funded Units”), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, we issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

●
In October 2018, we announced that we had completed the clinical portion of our Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. Bioanalytical samples and statistical analysis for such studies are pending. Results from the studies will be included in our response to the FDA Complete Response Letter which is due no later than February 28, 2019.

●
In September 2018, we announced a one-for-ten share consolidation (reverse split). The reverse split was implemented in order to qualify for continued listing on Nasdaq, whereby we have to meet certain continued listing criteria, including a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. On September 12, 2018, we filed articles of amendment which implemented the reverse split, and our shares began trading on each of Nasdaq and TSX on a post-split basis under our existing trade symbol “IPCI” at the market open on September 14, 2018. The reverse split reduced the number of outstanding common shares from approximately 43.5 million to approximately 4.35 million at that time.

●
In September 2018, we announced that we issued in a private placement financing (the “2018 Debenture Financing”) an unsecured convertible debenture in the principal amount of $0.5 million (the “2018 Debenture”), which will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at our option, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. The 2018 Debenture Financing was non-brokered and the net proceeds were used for working capital and general corporate purposes.

●
In July 2018, we announced that infringement claims related to one of the six original patents included in the Purdue litigation were dismissed without prejudice (as described below). As previously announced, in April 2017, we had received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., Rhodes Technologies, and another party had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER. The parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent (which is one of the six patents included in the original litigation case). On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

●
In March 2018, we announced the closing of two registered direct offerings. The first offering consisted of 583,333 common shares at a price of $6.00 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 291,666 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agents warrants to purchase 29,166 common shares at an exercise price of $7.50 per share. In the second registered direct offering, we issued 300,000 common shares at a price of $6.00 per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 150,000 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agents warrants to purchase 15,000 common shares at an exercise price of $7.50 per share.

●
In February 2018, we met with the FDA to discuss a previously-announced Complete Response Letter (“CRL”) for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, we will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

There can be no assurance that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions (including the Philippines, Malaysia and Vietnam) that our desvenlafaxine extended-release will receive final FDA approval or that any of our products will ever be successfully commercialized and produce significant revenue for us. Furthermore, there can be no assurances regarding our ability to comply with the Nasdaq continued listing standards acceptable to a Nasdaq Panel, as described below. Moreover, there can be no assurance that any of our provisional patent applications will successfully mature into patents, or that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

NASDAQ NOTICES AND NASDAQ HEARINGS PANEL GRANT OF REQUEST FOR CONTINUED LISTING

●
We are currently not in compliance with the requirements for the continued listing of our common shares on Nasdaq. As described below, if we are not in compliance with those requirements by March 7, 2019, a Nasdaq Panel will determine whether we will be provided with an extension of time for that purpose.

In September 2017, we were notified by Nasdaq that we were not in compliance with the minimum market value of listed securities required for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b) requires listed securities to maintain a minimum market value of $35.0 million, among other alternatives, including minimum stockholders’ equity of $2.5 million. A failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of our common shares for the 30 consecutive business days from August 8, 2017, we did not satisfy the minimum market value of listed securities requirement. By rule, we were provided 180 calendar days, or until March 19, 2018, to regain compliance with that requirement. To regain compliance, our common shares were required to have a market value of at least $35.0 million for a minimum of 10 consecutive business days prior to March 19, 2018, which they did not. In the alternative, if the minimum market value requirement for continued listing is not met, an issuer may maintain continued listing under Nasdaq Listing Rule 5550(b) if it has stockholders’ equity of at least $2.5 million.

●
On April 20, 2018, we received notice that the Nasdaq Staff had determined to delist our common shares as a result of our failure to meet either the minimum market value of listed securities requirement or the minimum stockholders’ equity requirement for continued listing. However, any delisting action by the Nasdaq Staff was stayed pending the ultimate conclusion of our hearing before the Nasdaq Panel.

●
In addition to not meeting the minimum market value of listed securities or minimum stockholders’ equity requirements, we were separately notified in December 2017 that our common shares no longer satisfied the minimum $1.00 per share bid requirement under Nasdaq Listing Rule 5550(a)(2).

●
We attended a hearing before the Nasdaq Panel on May 17, 2018, and subsequently received formal notice that the Nasdaq Panel had granted our request for continued listing provided that by September 28, 2018, we (i) comply with Nasdaq’s $1.00 bid price requirement by having a closing bid price of over $1.00 for ten consecutive trading days, (ii) have stockholders’ equity position of over $2.5 million, and (iii) provide the Nasdaq Panel with updated financial projections demonstrating our ability to maintain compliance with the stockholders’ equity rule for the coming year. Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018. As a result of the closing bid price of our common shares exceeding $1.00 for the period from September 14, 2018 to September 27, 2018, we received a letter from Nasdaq Listing Qualification notifying us that we had regained compliance with Nasdaq’s minimum bid price requirement. On September 29, 2018, we were advised that the Nasdaq Panel granted an extension through October 17, 2018 for us to regain compliance with Nasdaq’s stockholders’ equity continued listing requirement.

●
On October 17, 2018, we filed with the SEC a report on Form 6-K reporting that we believed we had regained compliance with Nasdaq’s stockholders’ equity requirement after giving effect to the proceeds from the October 2018 offering.

●
On October 26, 2018, we announced that we had regained compliance with Nasdaq’s stockholders’ equity requirement and that the Nasdaq Panel determined that we would remain subject to a "Panel Monitor” until October 22, 2019.

●
In November 2018, we received written notification from Nasdaq notifying us that the minimum bid price per share for our common shares was below $1.00 for a period of 30 consecutive business days and that, as a result, we were not in compliance with Nasdaq’s minimum bid price requirement.

●
In December 2018, we received written notification from Nasdaq notifying us that a hearing with a Nasdaq Panel had been scheduled for January 10, 2019.

●
At a hearing held on January 10, 2019, we presented to the Nasdaq Panel our plan to regain and maintain compliance with Nasdaq’s continued listing requirements.

●
On January 28, 2019, we announced that we had received notice from the Nasdaq Panel extending the continued listing of our common shares until March 7, 2019, subject to certain conditions, while we work to regain compliance with Nasdaq’s requirements. Following the March 7, 2019 deadline, the Nasdaq Panel will determine whether a further extension period is warranted in the event we have not regained compliance. However, there can be no assurance that the Nasdaq Panel will grant such an extension. Moreover, there can be no assurance that we will be able to regain compliance with Nasdaq's requirements or, if we do, that we will be able to maintain compliance with all applicable requirements for continued listing on Nasdaq over the long term. The Nasdaq Panel's determination requires us to promptly notify Nasdaq of any significant events that occur during the extension period that may affect our compliance with Nasdaq requirements.

NEW LITIGATION

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc. and Isa Odidi, defendants. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on TSX during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

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

In November 2005, we entered into the Par agreement (as amended on August 12, 2011 and September 24, 2013), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013) Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We currently expect revenues from sales of the generic Focalin XR® capsules to continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward or that any recently launched strengths will be successfully commercialized. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due.

In February 2019, we received tentative approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will receive final FDA approval or, if approved, that they will be successfully commercialized and produce significant revenue for us. We previously announced that we had entered into a license and commercial supply agreement with Mallinckrodt, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®). Among other things, the agreement provides for the Company to have a long-term profit sharing arrangement with respect to the licensed product. Intellipharmaceutics has agreed to manufacture and supply the licensed product exclusively for Mallinckrodt on a cost-plus basis, and Mallinckrodt has agreed that Intellipharmaceutics will be its sole supplier of the licensed product marketed in the U.S.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. We are actively exploring the best approach to maximize our commercial returns from this approval. There can be no assurance that our generic Effexor XR® for the 37.5, 75 and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We have been continuing to evaluate options to realize commercial returns on this product, particularly in international markets. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our metformin hydrochloride extended release tablets will be successfully commercialized and produce significant revenues for us.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release) tablets for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity. We have been actively exploring the best approach to maximize our commercial returns from this approval and have been looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017.

In October 2016, we announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S, as licensed products, the following extended release drug product candidates which have either been launched (generic Seroquel XR) or for which we have ANDAs filed with the FDA:

■
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved and launched
■
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review (tentatively approved)
■
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA under FDA Review

Under the terms of the 10-year agreement with Mallinckrodt, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments that are payable on future sales of licensed product). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. Upon the expiration of the initial term, and absent any early termination actions, the Mallinckrodt agreement will be automatically renewed for additional and consecutive terms of one year (the 12-month period coinciding with Mallinckrodt’s regularly established fiscal months), absent notice of non-renewal given by one party to the other at least 180 days prior to the end of the initial or renewal term.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of revenue generating commercial products. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense, will improve our return from our products while allowing us to focus on our core competencies. We expect our expenditures for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.

Our Strategy

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. We expect that certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner may pay certain of the expenses of development, make certain milestone payments to us and receive a share of revenues or profits if the drug is developed successfully to completion, the control of which would generally be in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our R&D emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. We have also identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™ or Paradoxical OverDose Resistance Activating System delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The Company is currently working on the development of an Oxycodone immediate-release (IR) product incorporating this technology.

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

This group of drug delivery technology systems is based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDS™

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

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

In December 2016, July 2017 and October 2017, U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRASTM platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)`	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10,15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$851	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$126	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	$774	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$367	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$388 (500 and 750 mg only)	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA	$190	Intellipharmaceutics and Mallinckrodt (US) Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$525	Intellipharmaceutics and Mallinckrodt (US)
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received tentative approval for the 50 and 100 mg strengths from FDA	ANDA	$279	Intellipharmaceutics and Mallinckrodt (US)
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	N/A(5)	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$66	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,471	Intellipharmaceutics Philippines rights subject to licensing and distribution agreement
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$5,425	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1,013	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)	Roxicodone®	Pain	IND application submitted in November 2018	NDA 505(b)(2)	$653	Intellipharmaceutics

Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2019 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

(3)
For information regarding the Par agreement, the Mallinckrodt agreement and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see “Our Company” and “Other Potential Products and Markets”. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

(5)
Trazodone Hydrochloride extended release tablets are not currently being marketed in the United States.

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

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales of all strengths of generic Focalin XR® are payable by Par to us as calculated pursuant to the Par agreement.

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

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Focalin XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our generic Focalin XR® and we will be the exclusive supplier of such product. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We have been actively exploring the best approach to maximize our commercial returns from this approval and have been looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Keppra XR®. These multi-year agreements are each subject to early termination.

There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity, however, we are continuing to evaluate options to realize commercial returns on this product, particularly in international markets.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in the Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Glucophage® XR. These multi-year agreements are each subject to early termination.

There can be no assurance that our generic Glucophage® XR for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Venlafaxine hydrochloride – Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor® XR, and the drug active venlafaxine hydrochloride, are indicated for the treatment of major depressive disorder, or MDD. We are actively exploring the best approach to maximize our commercial returns from this approval. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. There can be no assurance that the Company's venlafaxine hydrochloride extended-release capsules for the 37.5 mg, 75 mg, and 150 mg will be successfully commercialized and produce significant revenue for us.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets)

One of our non-generic products under development is our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which our Oxycodone ER was compared to the existing branded drug OxyContin® (extended release oxycodone hydrochloride) under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Oxycodone ER indicating that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Oxycodone ER, dosed under fasted and fed conditions, had demonstrated bioequivalence to OxyContin® extended release tablets as manufactured and sold in the U.S. by Purdue. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Oxycodone ER to the same strengths of OxyContin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Oxycodone ER vs OxyContin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

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

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a Prescription Drug User Fee Act, or PDUFA, target action date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids - Evaluation and Labeling" guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Orange Book, or that such patents are invalid, and so notified all holders of the subject patents of such certification. On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. We then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018.At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

In June 2017, we announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA (together, the “Advisory Committees”) meeting was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.
In July 2017, the Company announced that the FDA Advisory Committees voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER should not be approved at this time. The Advisory Committees also voted 19 to 4 that the Company had not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there was not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The Advisory Committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017, the Company received a CRL from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. The FDA has granted our request for an extension to February 28, 2019 to resubmit our NDA for Oxycodone ER under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act.

In February 2018, the Company met with the FDA to discuss the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

The abuse liability studies for the intranasal route of abuse commenced in May 2018 with subject screening, while the studies to support abuse-deterrent label claims for the oral route of abuse commenced in June 2018. The clinical part of both studies has now been completed. Bioanalytical testing and statistical analysis for such studies are pending.

There can be no assurance that the studies will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrence label claims or that the FDA will ultimately approve our NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market Oxycodone ER in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our Oxycodone ER and we will be the exclusive supplier of our Oxycodone ER. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product candidate will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Oxycodone Hydrochloride IR Tablets (IPCI006) (Abuse Deterrent and Overdose Resistant Oxycodone Hydrochloride Immediate Release Tablets) – ROXICODONE®

In November 2018, we announced that we had submitted an IND application to the FDA for our IPCI006 oxycodone hydrochloride immediate release tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates the Company's PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology and its nPODDDS™, or novel Point Of Divergence Drug Delivery System, technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, "parachuting," injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets. The data generated from the studies conducted under this IND is expected to form part of an NDA seeking FDA approval for IPCI006 tablets.

If approved, IPCI006 may be the first immediate release formulation of oxycodone hydrochloride intended to simultaneously prevent or delay overdose and prevent abuse by intranasal or intravenous routes.

There can be no assurance that we will be successful in submitting any NDA with the FDA, that the FDA will approve the Company's IPCI006 product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017.

In November 2018, we announced that we entered into three exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® in Malaysia, Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Seroquel XR®. The multi-year agreements are each subject to early termination. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Malaysia, Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In February 2019, we received tentative approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will receive final FDA approval or, if approved, that they will be successfully commercialized and produce significant revenue for us. We previously announced that we had entered into a license and commercial supply agreement with Mallinckrodt, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®). Among other things, the agreement provides for the Company to have a long-term profit sharing arrangement with respect to the licensed product. Intellipharmaceutics has agreed to manufacture and supply the licensed product exclusively for Mallinckrodt on a cost-plus basis, and Mallinckrodt has agreed that Intellipharmaceutics will be its sole supplier of the licensed product marketed in the U.S.

 Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica® CR, a controlled-release version of pregabalin. In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug (or Pre-IND) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Other Potential Products and Markets

We are continuing our efforts to identify opportunities internationally, particularly in China, that could if effectuated provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. Discussions toward establishing a partnership to facilitate future development activities in China are ongoing. We have not at this time entered into and may not ever enter into any such arrangements.

In addition, we are seeking to develop key relationships in several other international jurisdictions where we believe there may be substantial demand for our generic products. These opportunities could potentially involve out-licensing of our products, third-party manufacturing supply and more efficient access to pharmaceutical ingredients and therefore assist with the development of our product pipeline.

In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. Under the terms of the agreement the distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generic Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of said products. The multi-year agreement with the Philippines distributor is subject to early termination. Financial terms of the agreement have not been disclosed. There can be no assurance as to when or if any of our products or product candidates will receive regulatory approval for sale in the Philippines or that, if so approved, any such products will be successfully commercialized there and produce significant revenues for us. Moreover, there can be no assurance that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of our requested abuse-deterrent label claims or that the FDA will ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

In November 2018, we announced that we had entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam.

A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. We are also in discussions to include other products in the agreement with said distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

A Vietnamese pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750 mg) of generic Glucophage® XR, three strengths (50, 150 and 200 mg) of generic Seroquel XR® and one strength (500 mg) of generic Keppra XR® will be manufactured and supplied by us for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

The multi-year agreements with the Malaysian and Vietnamese distributors are each subject to early termination. Financial terms of the agreements have not been disclosed. There can be no assurance as to when or if any of our products will receive regulatory approval for sale in Malaysia or Vietnam or that, if so approved, the products will be successfully commercialized there and produce significant revenues for the Company.

Additionally, in January 2018, we announced we had commenced a R&D program for CBD based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient.

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

MANUFACTURING

We have internal manufacturing capabilities consisting of current Good Laboratory Practices (“cGLP”) research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road Facility (as defined in Item 4.D. below). Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that the 30 Worcester Road Facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road Facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased 22 Worcester Road Facility (as defined in Item 4.D. below), we plan to request an inspection by regulatory agencies which will determine compliance of the facility with cGMP.

INTELLECTUAL PROPERTY

Proprietary rights are an important aspect of our business. These include know-how, trade secrets and patents. Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers. We also seek patent protection for inventive advances which form the basis of our drug delivery technologies. With respect to particular products, we may seek patent protection on the commercial composition, our methods of production and our uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States, Japanese, Chinese, Indian, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A.	October 31, 2017	9,801,939	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,516	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,515	Compositions and Methods For Reducing Overdose
U.S.A.	Dec 20, 2016	9,522,119	Compositions and Methods For Reducing Overdose
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A.	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A.	Aug 15, 2006	7,090,867	Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A.	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	Jan 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
India	Feb 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	May 26, 2015	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same/ Controlled Release Delivery Device
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	/Drug Delivery Device
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making

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

A new formulation for an existing drug compound requires a 505(b)(2) application. This application contains full reports of investigations of safety and effectiveness but at least some information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A 505(b)(2) application is submitted when some specific information necessary for approval is obtained from: (1) published literature and/or (2) the FDA findings of safety and effectiveness for an approved drug. The FDA has implemented this approach to encourage innovation in drug development without requiring duplicative studies while protecting the patent and exclusivity rights for the approved drug. A 505(b)(2) application can be submitted for a new chemical entity, a new molecular entity or any changes to previously approved drugs such as dosage form, strength, route of administration, formulation, indication, or bioinequivalence where the application may rely on the FDA’s finding on safety and effectiveness of the previously approved drug. In addition, the applicant may also submit a 505(b)(2) application for a change in drug product that is eligible for consideration pursuant to a suitability petition. For example, a 505(b)(2) application would be appropriate for a controlled-release product that is bioinequivalent to a reference listed drug where the proposed product is at least as bioavailable and the pattern of release is at least as favorable as the approved pharmaceutically equivalent product. A 505(b)(2) application may be granted three years of exclusivity if one or more clinical investigations, other than bioavailability/bioequivalence studies, was essential to the approval and conducted or sponsored by the applicant; five years of exclusivity is granted if it is for a new chemical entity. A 505(b)(2) application may also be eligible for orphan drug and pediatric exclusivity.

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

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data; that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure is available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from Listed Drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness. The advantages of an ANDA over an NDA include reduced R&D costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2019, the user fee rate is $178,799 . For the FDA’s fiscal year 2019, the FDA will also charge an annual facility user fee of $226,305 plus a new general program fee of $186,217. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Patent Certification and Exclusivity Issues

ANDAs and/or NDAs filed under Paragraph IV of the Hatch Waxman Act which seek approval by a non-brand owner to market a generic version of a branded drug product prior to the expiry of patents owned or listed in the Orange Book (the “Listed Patents”) as applicable to the brand owner’s product, are required to include certifications pursuant to Paragraph IV that either the Listed Patents are invalid or that the applicant’s drug product does not infringe the Listed Patents. In such circumstances, the owner of the branded drug and/or the holder of the patents may commence patent infringement litigation against the applicant. In such a case, the FDA is not empowered to approve such pending ANDA or NDA until the expiry of 30 months from the commencement of such litigation, unless within such 30 month period the said patents are found to be invalid, or the drug product covered by the ANDA or NDA is finally found by a court not to infringe such patents.

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

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application to the Therapeutic Products Directorate (“TPD”). This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug. If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

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

C. Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of February 28, 2019.

Intellipharmaceutics International Inc.
(Canada)
100%
100%
Vasogen, Corp.
(Delaware)
64.3%
Intellipharmaceutics Ltd.
(Delaware)
35.7%
Intellipharmaceutics Corp.
(Nova Scotia)

 D. Property, Plant and Equipment

On December 1, 2015, we entered into a lease agreement for a 25,000 square foot facility located at 30 Worcester Road Toronto, Ontario, Canada M9W 5X2 (“30 Worcester Road Facility”), as well as a 40,000 square foot facility on the adjoining property located at 22 Worcester Road, Toronto, Ontario, Canada M9W 5X2, both of which are owned indirectly by the same landlord (“22 Worcester Road Facility”, and together with 30 Worcester Road Facility, the “Combined Properties”) for a five-year term with a five-year renewal option. Basic rent over the five-year term is C$240,000 per annum for the Combined Properties, subject to an annual consumer price inflation adjustment, and we are responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, we now have use of 65,000 square feet of commercial space to accommodate our growth objectives over the next several years. We also have an option to purchase the Combined Properties after March 1, 2017 until November 30, 2020 based on a fair value purchase formula. We use our 30 Worcester Road Facility as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The 30 Worcester Road Facility consists of approximately 4,900 square feet for administrative space, 4,300 square feet for R&D, 9,200 square feet for manufacturing, and 3,000 square feet for warehousing. The 22 Worcester Road Facility provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides us with a right of first refusal to purchase the Combined Properties. The landlord is required to provide us with at least 60 days prior written notice and the desired sale price for the Combined Properties prior to offering the premises to a third party or on the open market. We have five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If we decline the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to us for a period of 180 days, after which time the landlord is again obliged to offer the properties to us before offering them to a third party or on the open market. On September 17, 2018, the Company entered into a lease default agreement with the landlord with respect to past-due amounts owing under the lease. Pursuant to the terms of the agreement, the Company has acknowledged the amounts owing and agreed to payment terms beginning October 31, 2018. In return, the landlord has agreed to forbear from enforcing any rights or remedies under the agreement, subject to payments being made as scheduled. The Company subsequently paid all past due amounts and currently is not in default of the lease.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4A. Unresolved Staff Comments

Not applicable.

Item  5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2018, 2017 and 2016.

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

The following are selected financial data for the years ended November 30, 2018, 2017 and 2016.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2018	2017	2016	2018 vs 2017		2017 vs 2016
	$	$	$	$	%	$	%
Revenue:
Licensing	1,370,607	5,025,350	2,209,502	(3,654,743)	-73%	2,815,848	127%
Up-front fees	342,124	479,102	37,500	(136,978)	-29%	441,602	1178%
	1,712,731	5,504,452	2,247,002	(3,791,721)	-69%	3,257,450	145%

Cost of goods sold	124,870	704,006	-	(579,136)	-82%	704,006	N/A
Gross Margin	1,587,861	4,800,446	2,247,002	(3,212,585)	-67%	2,553,444	114%

Expenses:
Research and development	10,827,293	9,271,353	8,166,736	1,555,940	17%	1,104,617	14%
Selling, general and administrative	3,476,450	3,287,914	3,546,132	188,536	6%	(258,218)	-7%
Depreciation	610,384	506,961	385,210	103,423	20%	121,751	32%
	14,914,127	13,066,228	12,098,078	1,847,899	14%	968,150	8%

Loss from operations	(13,326,266)	(8,265,782)	(9,851,076)	(5,060,484)	61%	1,585,294	-16%

Net foreign exchange (loss) gain	8,592	(80,093)	(22,470)	88,685	-111%	(57,623)	256%
Interest income	227	15,037	207	(14,810)	-98%	14,830	7164%
Interest expense	(255,231)	(389,239)	(270,238)	134,008	-34%	(119,001)	44%
Financing cost	(174,802)	(137,363)	-	(37,439)	27%	(137,363)	N/A
Net loss and comprehensive loss	(13,747,480)	(8,857,440)	(10,143,577)	(4,890,040)	55%	1,286,137	-13%

Year Ended November 30, 2018 Compared to the Year Ended November 30, 2017

Revenue

The Company recorded revenues of $1,712,731 for the year ended November 30, 2018 versus $5,504,452 for the year ended November 30, 2017. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2018 compared to year ended November 30, 2017 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. Beginning in early 2018, we began to see a significant impact from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the last several quarters have shown decline over the same period in the prior year.

Revenues from generic Seroquel XR® are still well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Several initiatives to gain market share have shown some improved returns. However, it will take some time to determine if the product can achieve meaningful market penetration. Management is continuing to evaluate strategic options to improve returns from this product.

Cost of goods sold

The Company recorded cost of goods sold of $124,870 for the year ended November 30, 2018 versus $704,006 for the year ended November 30, 2017. Cost of sales reflects the Company’s manufacturing shipments of generic Seroquel XR® to Mallinckrodt.

Research and Development

Expenditures for R&D for the year ended November 30, 2018 were higher by $1,555,940 compared to the year ended November 30, 2017. The increase is primarily due to higher third party consulting fees and higher patent litigation expenses.

In the year ended November 30, 2018, we recorded $883,064 of expenses for stock-based compensation for R&D employees compared to $1,654,051 for the year ended November 30, 2017, of which $793,795 was for expenses related to performance-based stock options which vested on FDA approval for venlafaxine hydrochloride extended-release capsules in November 2018, and for the year ended November 30, 2017, $1,577,772 of the expenses for stock-based compensation was for expenses related to performance-based stock options which vested on FDA approval for metformin hydrochloride extended release tablets in February 2017 and FDA approval of our quetiapine fumarate extended release tablets in May 2017.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2018 were higher by $2,326,927 compared to the year ended November 30, 2017. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expenses.

Selling, General and Administrative

Selling, general and administrative expenses were $3,476,450 for the year ended November 30, 2018 in comparison to $3,287,914 for the year ended November 30, 2017, an increase of $188,536. The increase is due to higher expenses related to administrative costs, partially offset by a decrease in wages and marketing cost.

Administrative costs for the year ended November 30, 2018 were $1,793,724 in comparison to $1,402,253 in the year ended November 30, 2017. The increase for the year ended November 30, 2018 was due to the increase in professional fees and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2018 were $1,124,568 in comparison to $1,240,361 in the year ended November 30, 2017. For the year ended November 30, 2018, we recorded $44,622 as expense for stock-based compensation compared to an expense of $95,948 for the year ended November 30, 2017. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2018 were lower by $64,467 compared to the year ended November 30, 2017.

Marketing costs for the year ended November 30, 2018 were $421,401 in comparison to $502,688 in the year ended November 30, 2017. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2018 were $136,757 in comparison to $142,612 for the year ended November 30, 2017. The slight decrease is due to lower facility operating expenses.

Depreciation

Depreciation expenses for the year ended November 30, 2018 were $610,384 in comparison to $506,961 in the year ended November 30, 2017. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2018.

Foreign Exchange Gain

Foreign exchange gain was $8,592 for the year ended November 30, 2018 in comparison to a loss of $80,093 in the year ended November 30, 2017. The foreign exchange gain for the year ended November 30, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2018 as the exchange rates changed to $1.00 for C$1.3301 as at November 30, 2018 from $1.00 for C$1.2888 as at November 30, 2017. The foreign exchange loss for the year ended November 30, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2017 as the exchange rates changed to $1.00 for C$1.2888 as at November 30, 2017 from $1.00 for C$1.3429 as at November 30, 2016.

Interest Income

Interest income for the year ended November 30, 2018 was lower by $14,810 in comparison to the prior period. For the year ended November 30, 2018 interest was lower largely due to interest received on input tax credit refunds under the SR&ED incentive program in the third quarter of 2017.

Interest Expense

Interest expense for the year ended November 30, 2018 was lower by $134,008 compared with the prior year. This is primarily due to interest expense paid on the 2013 Debenture, which accrues interest payable at 12% annually, as well as the 2018 Debenture, which accrues interest payable at 10% annually, and the related conversion option embedded derivative accreted at an annual effective interest of approximately 4.9% during the 2018 fiscal year in comparison to the fiscal year 2017 when the 2013 Debenture effective interest was approximately 15.2%.

Net Loss

The Company recorded net loss for the year ended November 30, 2018 of $13,747,480 or $2.89 per common share, compared with a net loss of $8,857,440 or $2.86 per common share for the year ended November 30, 2017. In the year ended November 30, 2018, the higher net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® and lower licensing revenues from Quetiapine ER our generic Seroquel XR® (quetiapine fumarate extended-release) combined with increased third party R&D expenses primarily related to clinical trials for the Company’s Oxycodone ER product, legal and other administrative expenses. In the year ended November 30, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and, to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt.

Year Ended November 30, 2017 Compared to the Year Ended November 30, 2016

Revenue

The Company recorded revenues of $5,504,452 for the year ended November 30, 2017 versus $2,247,002 for the year ended November 30, 2016. Revenues consisted primarily of licensing revenues from commercial sales of the 10, 15, 20, 25, 30 and 35 mg of generic Focalin XR® under the Par agreement. The increase in revenues for the year ended November 30, 2017 was primarily due to the launch in January 2017 of the 25 and 35 mg strengths of generic Focalin XR® capsules in the U.S and also reflects revenue from the Company’s generic Seroquel XR® launched by Mallinckrodt in June 2017. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® showed some decline commencing July 2017 when their 6 month exclusivity expired, but have since levelled off. The 15 and 30mg strengths continue to perform well, with the 10 and 20 mg strengths contributing less due to their launch date being late August 2017. The 5 and 40 mg strengths did not contribute at all to top line revenue in fiscal 2017 as the products were not in the market until after year end. Revenues from generic Seroquel XR® were considerably lower than originally anticipated, primarily due to timing of the product launch, which was several weeks after other generics entered the market. Revenues under the Par agreement and Mallinckrodt agreement represent the commercial sales of the generic products in those strengths and may not be representative of future sales.

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

Research and Development

Expenditures for R&D for the year ended November 30, 2017 were higher by $1,104,617 compared to the year ended November 30, 2016. The increase was primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths, as detailed below. R&D expenses were also higher due to higher third party consulting fees associated with our preparation for the FDA Advisory Committees meeting in relation to our Oxycodone ER NDA filing. The R&D expenses for the year ended November 30, 2016 were revised higher by $1,177,782 as a result of our shareholders approving an extension of the expiry date of certain performance based stock options.

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

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2017 were higher by $1,446,371 compared to the year ended November 30, 2016. The increase was primarily due to costs related to preparing for the FDA Advisory Committees meeting, an increase in third party R&D expenditures and higher compensation expense.

Selling, General and Administrative

Selling, general and administrative expenses were $3,287,914 for the year ended November 30, 2017 in comparison to $3,546,132 for the year ended November 30, 2016, a decrease of $258,218. The decrease is due to lower wages and benefits and administrative costs partially offset by higher expenses related to marketing cost and occupancy cost discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2017 were $1,240,361 in comparison to $1,454,501 in the year ended November 30, 2016. For the year ended November 30, 2017, we recorded $95,948 as expense for stock-based compensation compared to an expense of $265,639 for the year ended November 30, 2016. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2017 were lower by $44,449 compared to the year ended November 30, 2016. The decrease was attributable to the accrual of bonuses to certain management employees in the year ended November 30, 2016, there were no bonuses paid in the year ended November 30, 2017.

Administrative costs for the year ended November 30, 2017 were $1,402,253 in comparison to $1,558,633 in the year ended November 30, 2016. The decrease relates primarily to lower professional fees.

Marketing costs for the year ended November 30, 2017 were $502,688 in comparison to $413,646 in the year ended November 30, 2016. The increase was primarily the result of an increase in travel expenditures related to business development and investor relations activities.

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

Interest Income

Interest income for the year ended November 30, 2017 was higher by $14,830 in comparison to the prior period. For the year ended November 30, 2017, interest income was higher largely due to interest received on input tax credit refunds under the SR&ED program.

Interest Expense

Interest expense for the year ended November 30, 2017 was higher by $119,001 compared with the prior period. This is due to interest expense paid in 2017 on the 2013 Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual effective interest of approximately 15.2%, in comparison to the fiscal year 2016 when the 2013 Debenture effective interest was approximately 4.2%.

Net Loss

The Company recorded net loss for the year ended November 30, 2017 of $8,857,440 or $2.86 per common share, compared with a net loss of $10,143,577 or $3.80 per common share for the year ended November 30, 2016. In the year ended November 30, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt. The net loss in 2017 is lower compared to 2016 due to higher licensing revenues which were partially offset by an increase in performance based stock option expense and higher third party R&D expenditures. Revenue from commercial sales of generic Focalin XR® and generic Seroquel XR® in the year ended November 30, 2017, was $4,269,691 versus $2,209,502 in fiscal 2016. This is primarily due to the launch of additional strengths of generic Focalin XR® in 2017 as well as the launch of generic Seroquel XR®, In the year ended November 30, 2016, the higher net loss was primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options.

B. Liquidity and Capital Resources

	For the years ended
	November 30, 2018	November 30, 2017	November 30, 2016			Change (2017 vs 2016)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(12,508,960)	(6,105,785)	(6,254,985)	(6,403,175)	105%	149,200	-2%
Cash flows provided from financing activities	17,354,954	5,682,168	9,159,623	11,672,786	205%	(3,477,455)	-38%
Cash flows used in investing activities	(101,178)	(1,823,746)	(515,410)	1,722,568	-94%	(1,308,336)	254%
Increase (decrease) in cash	4,744,816	(2,247,363)	2,389,228	6,992,179	-311%	(4,636,591)	-194%
Cash, beginning of year	1,897,061	4,144,424	1,755,196	(2,247,363)	-54%	2,389,228	136%
Cash, end of year	6,641,877	1,897,061	4,144,424	4,744,816	250%	(2,247,363)	-54%

 The Company had cash of $6,641,877 as at November 30, 2018 compared to $1,897,061 as at November 30, 2017. The increase in cash was mainly due to the cash receipts provided from financing activities derived from the Company’s two registered direct offerings in March 2018, the 2018 Debenture Financing in September 2018 and an underwritten public offering in October 2018, offset by ongoing expenditures in R&D and selling, general and administrative expenses. The decrease in cash during the year ended November 30, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, which included increased consulting fees incurred to prepare for the July 26, 2017 FDA Advisory Committees meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by higher cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program and the Company’s underwritten public offering in October 2017. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the Company’s underwritten public offering in June 2016 and common share sales under the Company’s at-the-market offering program, the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities. In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company originally could from time to time sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on Nasdaq or otherwise. Under the equity distribution agreement, the Company was able at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale to the extent permitted under Rule 415 under the U.S. Securities Act at such time and at such price as were acceptable to the Company by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company has paid Roth a commission, or allowed a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company also agreed to reimburse Roth for certain expenses relating to the at-the-market offering program. During the year ended November 30, 2018, an aggregate of Nil (adjusted to reflect the reverse split: 2017 - 110,815; 2016 – 147,126) common shares were sold on Nasdaq for gross proceeds of $Nil (2017- $2,541,640; 2016 - $3,469,449), with net proceeds to the Company of $Nil (2017 - $2,468,474; 2016 - $3,368,674), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. The underwriting agreement relating to the October 2018 offering restricts the Company's ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

For the year ended November 30, 2018, net cash flows used in operating activities increased to $12,508,960 as compared to net cash flows used in operating activities for the year ended November 30, 2017 of $6,105,785. The increase was primarily a result of the higher loss from operations, an increase in prepaid expenses, and accounts payable, partially offset by a decrease in accounts receivable. For the year ended November 30, 2017, net cash flows used in operating activities decreased to $6,105,785 as compared to net cash flows used in operating activities for the year ended November 30, 2016 of $6,254,985. The decrease was primarily due to a significant reduction in accounts payable and accrued liabilities in fiscal 2016 as well as a reduction of inventory and accounts receivable levels in fiscal 2017. The November 30, 2016 decrease was due to lower cash receipts relating to commercial sales of our generic Focalin XR® capsules by Par for the 15 and 30 mg strengths and a reduction in accounts payable and accrued liabilities, partially offset by the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2018 and the year ended November 30, 2017, R&D expense was $10,827,293, and $9,271,353, respectively. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expenses. For the year ended November 30, 2017 and the year ended November 30, 2016, R&D expense was $9,271,353, and $8,166,736, respectively. The increase for the year ended November 30, 2017 was mainly due to consulting fees associated with our preparation for the FDA Advisory Committees meeting in relation to our Oxycodone ER NDA filing and the increase in stock based compensation expenses of $1,577,772 related to vested performance options during the year ended November 30, 2017.

For the year ended November 30, 2018, net cash flows provided from financing activities of $17,354,954 principally relate to two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share (post reverse split) for gross proceeds of $5,300,000 in March 2018, and the 2018 Debenture Financing in the aggregate principal amount of $0.5 million in September 2018, and an underwritten public offering in October 2018 (described below) which raised $14,344,906 in gross proceeds. In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 units at $0.75 per unit, which were comprised of one common share and one 2018 Unit Warrant exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 2018 Pre-Funded Units, each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant to purchase one common share and one 2018 Warrant to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each, and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants. During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553.

For the year ended November 30, 2017, net cash flows provided from financing activities of $5,682,168 principally related to the Company completing an underwritten public offering in October 2017 of 363,636 common shares, at a price of $11.00 per share and warrants to purchase an aggregate of 181,818 common shares, for gross proceeds of $4,000,000. The warrants became exercisable six months from issuance, will expire 30 months after they become exercisable and have an exercise price of $12.50 per common share. The Company also issued to the placement agents warrants to purchase 18,181 shares of common stock at an exercise price of $13.75 per share. The total net proceeds from the offering were $3,499,508, after deducting offering expenses at-the-market issuances of common shares, and the exercise of warrants, offset by payments on the 2013 Debenture.

For the year ended November 30, 2018, net cash flows used in investing activities of $101,178 related mainly to the purchase of production, laboratory and computer equipment.

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

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. With the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to be negatively impacted for the next several quarters. As of November 30, 2018, the Company had a cash balance of $6.6 million. As of February 28, 2019, our cash balance was $3.0 million. We currently expect to satisfy our operating cash requirements until May 2019 from cash on hand and quarterly profit share payments from Par and Mallinckrodt. The Company will need to obtain additional funding as we further the development of our product candidates. Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), PODRASTM technology (as defined in Item 4.B. above), additional 505(b)(2) product candidates for development in various indication areas and selected generic, product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our Regabatin™ XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability. In October 2018, we raised $14,344,906 in gross proceeds as part of an underwritten public offering from the sale of 827,970 Units at $0.75 per one common share and one warrant exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares at $0.74 per share and 2,608,695 2018 Option Warrants exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. In addition, we issued 16,563,335 2018 Pre-Funded Units, each 2018 Pre-Funded Unit consisted of one 2018 Pre-Funded Warrant to purchase one common share and one 2018 Warrant to purchase one common share. The 2018 Pre-Funded Units were offered at $0.74 each, and the 2018 Pre-Funded Warrant is exercisable at $0.01 per share. During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553.

On September 10, 2018, the Company completed a private placement financing of the 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of the proceeds for the 2018 Debenture.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture in respect of the $1,500,000 loan. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or in not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or in our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

C. Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2018, 2017 and 2016, R&D expense was $10,827,293, $9,271,353 and $8,166,736, respectively.

D. Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance based stock options. The lower net loss in the fourth quarter of 2018 is primarily attributed to lower R&D spending and selling, general and administrative expenses, offset by licensing revenues. The higher net loss in the third quarter of 2018 is primarily attributed to higher third party R&D expenses as a result of clinical trials for Oxycodone ER, as well as increased patent litigation expenses. The lower net loss in the second quarter of 2018 is primarily attributed to slightly higher licensing revenues and lower R&D spending. The net loss in the first quarter of 2018 is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR®, along with higher R&D expenses. The lower net loss in the fourth quarter of 2017 is primarily attributed to higher licensing revenues and lower R&D spending and selling, general and administrative expenses. The net loss in the third quarter of 2017 was primarily due to higher licensing revenue, partially offset by higher expenses related to the FDA Advisory Committees meeting in July 2017. The lower net loss in the second quarter of 2017 was primarily attributed to higher than normal licensing revenues from commercial sales of generic Focalin XR® in the 25 and 35 mg strengths complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par, partially offset by an increase in performance based options expense and higher third party consulting fees. The lower net loss in the first quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® due to Par’s launch of the 25 and 35 mg strengths of its generic Focalin XR® capsules in that quarter, partially offset by an increase in performance based stock options expense and legal and other professional fees. The higher net loss in the fourth quarter of 2016 was attributable to the accrual of management bonuses and additional compensation costs related to vested performance based stock options as a result of the Company’s shareholders approving an extension of the expiry date of the performance based stock options.

The table below outlines financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information:

Quarter Ended	Revenue	Net loss	Loss per share
			Basici	Dilutedi
	$	$	$	$
November 30, 2018	387,691	(3,784,512)	(0.67)	(0.67)
August 31, 2018	413,555	(3,954,104)	(0.91)	(0.91)
May 31, 2018	576,967	(2,859,276)	(0.68)	(0.68)
February 28, 2018	334,518	(3,149,588)	(0.91)	(0.91)
November 30, 2017	1,077,835	(2,510,936)	(0.76)	(0.76)
August 31, 2017	1,189,739	(2,550,314)	(0.83)	(0.83)
May 31, 2017	2,001,512	(1,805,329)	(0.59)	(0.59)
February 28, 2017	1,235,366	(1,990,861)	(0.66)	(0.66)

(1)
Quarterly per share amounts may not sum due to rounding.

E. Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2018, the Company was not involved in any material unconsolidated SPE transactions.

F. Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the Combined Properties (as defined in Item 4.B. above), comprising the Company’s premises that it operates from in the 30 Worcester Road Facility (as defined in Item 4.B. above) as well as the adjoining 22 Worcester Road Facility (as defined in Item 4.B. above), which is indirectly owned by the same landlord, which will expire in November 2020, subject to a 5 year renewal option. The Company also has an option to purchase the Combined Properties up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2019.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	2,643,437	2,643,437	-	-	-
Accrued liabilities	353,147	353,147	-	-	-
Related parties			-
Employee costs payable	222,478	222,478	-	-	-
Convertible debentures	1,991,956	1,454,148	537,808	-	-
Total contractual obligations	5,211,018	4,673,210	537,808	-	-

G. Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.

Item  6. Directors, Senior Management and Employees

A. Directors and Senior Management

DIRECTORS AND OFFICERS
The name and province of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd., are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board .

Name and Province of Residence	Position held with the Company	Officer/Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating and Director	September 2004
Norman Betts(1), New Brunswick, Canada	Director(4)	January 2019
Shawn Graham(2) (3), New Brunswick, Canada	Director	May 2018
Kenneth Keirstead(1)(2)(3) New Brunswick, Canada	Director	January 2006
Bahadur Madhani(1) Ontario, Canada	Director	March 2006
Greg Powell(5)Ontario, Canada	Chief Financial Officer	February 2019
Dr. Patrick Yat Ontario, Canada	Vice-President, Chemistry and Analytical Services	N/A

Notes:

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Compensation Committee and Corporate Governance Committee.

(4)
Dr. Betts was appointed a director of the Company on January 22, 2019 to fill the vacancy created by the resignation of Dr. Eldon Smith.

(5)
Mr. Powell was appointed the Company’s Chief Financial Officer effective February 11, 2019 after the resignation of the Company’s former Chief Financial Officer, Andrew Patient. Between the time of Mr. Patient’s resignation and Mr. Powell’s appointment, Dr. Amina Odidi assumed the responsibilities of the Company’s Chief Financial Officer.

Eldon Smith served as a Director to the Company from October 2009 until his resignation effective January 8, 2019) to pursue other opportunities. During the 2018 fiscal year, he served on the Audit Committee, the Compensation Committee and the Corporate Governance Committee. In the last 5 years, he has been the President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and since January 19, 2017, he has been Chief Medical Officer of Cardiol Therapeutics Inc. He is a director of the following public companies: Zenith Capital Corp. and Resverlogix Corp.

John Allport served as the Company’s Vice President, Legal Affairs and Licensing and as a director from September 2004 until his resignation (effective May 17, 2017) for personal reasons. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide ongoing services to the Company on an as-needed basis.

Michael Campbell served as General Counsel and Corporate Secretary of the Company from July 10, 2017 until his resignation (effective February 22, 2018) for personal reasons.

Isa Odidi, Ph.D., MBA – Chairman, CEO, Co-Chief Scientific Officer and Executive Director

Dr. Isa Odidi has served as Chairman of the Board of the Company and Chief Executive Officer and Co-Chief Scientific Officer of the Company since September 2004. In 1998, Dr. Odidi co-founded Intellipharmaceutics Inc., the predecessor of publicly-traded Intellipharmaceutics International Inc. From 1995 to 1998, Dr. Odidi held positions, first as Director, then as Vice President of Research of Drug Development and New Technologies, at Biovail Corporation International, (now Valeant Pharmaceutical International, Inc.), a drug delivery company. Dr. Odidi currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada and is an Adjunct Professor at the Institute for Molecular Medicine in California. Dr. Isa Odidi is also the Chairman of Smart Pharmaceutical (Shanghai) Ltd, China. Dr. Odidi holds a bachelor of science degree in pharmacy from Ahmadu Bello University, Nigeria, a master of science in pharmaceutical technology, Ph.D. pharmaceutics from the University of London, and his MBA from Joseph L. Rotman School of Management, University of Toronto. He is also a graduate of the Western Executive Program, Ivey School of Business at the University of Western Ontario. Dr. Odidi was recently awarded an Honorary Doctor of Science degree (Honoris causa) from the University of Benin, Nigeria.

Amina Odidi, Ph.D. – President, COO, Co-Chief Scientific Officer and Executive Director

Dr. Amina Odidi has served as President, Chief Operating Officer and Co-Chief Scientific Officer of the Company since September 2004. In 1998, Dr. Odidi co-founded Intellipharmaceutics Inc., the predecessor of publicly-traded Intellipharmaceutics International Inc. She has extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. She has invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutraceutical, biological, agricultural and chemical agents. In the past she has worked for the pharmaceutical and health care industry. Dr. Odidi has co-authored eight articles, papers and textbooks. Dr. Odidi holds a bachelor of science in pharmacy, a master of science in biopharmaceutics, and a Ph.D. in pharmaceutics from the University of London.

Greg Powell, CPA-CGA – Chief Financial Officer

Greg Powell has served as the Chief Financial Officer of the Company since February 2019. Mr. Powell has over 15 years of extensive experience as a senior financial professional, in large as well as small scale operations in industries ranging from international mining, exploration and construction to technology sector operations in multiple jurisdictions. In 2013, Mr. Powell became the Director of Finance for ViXS System Inc. (now Pixelworks Canada), a multimedia solutions innovator, where he was instrumental in streamlining the financial reporting process to meet public company standards. In August 2018, he became Director of Finance at Wave Financial, Inc., a private company that provides financial services for small businesses. Mr. Powell is a Chartered Professional Accountant – Certified General Accountant, and in 2012 was awarded Fellowship in the Association of Chartered Certified Accountants.

Bahadur Madhani, CM – Non-Executive Director

Bahadur Madhani, an accountant by training, has been a director since March 2006. Since 1983, Mr. Madhani’s principal occupation has been President and CEO of Equiprop Management Limited, a Canadian property management company of which he is the principal shareholder. At present, he is also on the Board of the YMCA of Toronto and YMCA Canada. He was previously a member of the advisory board of Quebecor Ontario. He has also served as Chairman of United Way of Toronto, Chairman of the YMCA of greater Toronto, and Chairman of the Nelson Mandela Children’s Fund of Canada. Mr. Madhani was awarded membership in the Order of Canada in 2001.

Kenneth Keirstead – Non-Executive Director

Kenneth Keirstead has served as a director of the Company since January 2006. Mr. Keirstead is educated in clinical biochemistry and business administration. He has worked in the health care delivery and pharmaceutical industries for over 45 years. Since 1998, Mr. Keirstead’s principal occupation has been Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the health care field, of which he is the founder. In addition, he was President and CEO of Sanofi Winthrop Canada Inc., General Manager of Squibb Medical Systems International, President of Chemfet International and President of Quinton Instruments, among other positions. He has published studies and reports on health care and related services.

Shawn Graham – Non-Executive Director

Shawn Graham has been a director of the Company since May 2018. Mr. Graham is the President and CEO of G&R Holdings Inc., which assists companies with developing and implementing global projects and business alliance strategies with a special focus on globalizing with China. From October 2006 until October 2010, Mr. Graham served as 31st Premier of Province of New Brunswick. He is a former Chair of the Council of The Federation, Co-chair of Northeastern Governors and Eastern Canadian Premiers, and Co-chair of a Pan-Canadian trade mission to China. He is currently a member of the advisory board of the faculty of business, University of New Brunswick, Saint John as well as a national board member to Ducks Unlimited Canada. Mr. Graham has been awarded an Honorary Doctor of Laws Degree from the University of New Brunswick.

Norman Betts – Non-Executive Director

            Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc and Adex Mning Inc.  He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc, New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

From March 2006 until June 2013, Dr. Norman Betts served as a director of Starfield Resources Inc. (TSX: SRU) (“Starfield”). On August 22, 2013, Starfield was the subject of a cease trade order issued by the Ontario Securities Commission as a result of Starfield’s failure to file, inter alia, its audited annual financial statements, related management’s discussion and analysis and officer certifications for the year ended February 28, 2013. The order is still in effect. On April 18, 2013, Starfield’s shares were delisted from the TSX. On July 2, 2013, Starfield announced that it was deemed to have made an assignment in bankruptcy, effective at the close of business on June 28, 2013 for failure to file a proposal before the time for doing so had past pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada). Starfield had previously filed a Notice of Intention to Make a Proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PriceWaterhouseCoopers Inc. (“PwC”) was appointed as the trustee (“Proposal Trustee”) in Starfield’s proposal proceedings. Pursuant to a Order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired at the end of the day on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake Project in early June 2013. However, in consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield was deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013. PwC acted as the trustee in bankruptcy for Starfield.

As of February 28, 2019, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 594,828 common shares, representing approximately 2.7% of the issued and outstanding common shares of the Company (and beneficially owned approximately 1,325,501 common shares representing 5.9% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.6% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 1,182,525 common shares representing 5.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the Debentures held by Drs. Amina and Isa Odidi.).

Family Relationships

Except Drs. Isa Odidi and Amina Odidi who are spouses to each other, there are no other family relationships among any of our officers and directors.

B. Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2018, the Company had 59 full-time employees engaged in administration and research and development.

Compensation Governance – The Company’s Compensation Committee is comprised of three directors, Messrs. Graham, Madhani and Keirstead, each of whom is considered “independent” within the meaning of section 2.4 of Form 51-102F6 – Statement of Executive Compensation. Each member of the Compensation Committee has sufficient experience in order to make decisions on the suitability of the Company’s compensation policies and practices.

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

Risk Management – The Board is responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks. Through the Compensation Committee, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed below and considers the risks relating to such policies, if any. The Compensation Committee is ultimately responsible for ensuring compliance of the compensation policies and practices of the Company. To date, the Board and the Compensation Committee have not identified any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

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

Base Salary and Discretionary Bonus – Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives in order to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary. To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation and the Board may consider discretionary bonuses for individual employees based on exceptional performance by such individuals in a particular fiscal year.

Option-Based Awards – Option-based awards are a variable element of compensation that rewards each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of all Named Executive Officers with those of the Company, and linking individual Named Executive Officers’ compensation to the performance of the Company. The Board, which includes two of the Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail in Item 6.E below). Named Executive Officers have been issued options under such plan.

The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs.

The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of IPC Ltd., the predecessor company of the Company, at the meeting of shareholders held on October 19, 2009. Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased. Grants are determined based on individual and aggregate performance, as determined by the Board.

RSUs – The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates (as described in greater detail in Item 6.E) as of May 28, 2010, when the RSU Plan received shareholder approval.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the fiscal years ended November 30, 2018, November 30, 2017 and November 30, 2016 in respect of the Chief Executive Officer, the Chief Operating Officer, and the Chief Financial Officers (current and former) (“Named Executive Officers”). No other officers of the Company earned greater than C$150,000 in total compensation in the fiscal year ended November 30, 2018.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(c)	Share-based awards (U.S.$)(d)	Option-based awards (U.S.$)(2)(e)	Annual incentive plans(3)	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientific Officer	2018 2017 2016	$350,306 $343,430 $340,464	N/A N/A N/A	$811,208 $1,609,573 $703,016	N/A N/A $340,464	N/A N/A N/A	N/A N/A N/A	$13,950 $13,676 $13,558	$1,175,465 $1,966,680 $1,397,502
Dr. Amina Odidi, President, Chief Operating Officer and Co-Chief Scientific Officer	2018 2017 2016	$350,306 $343,430 $340,464	N/A N/A N/A	$811,208 $1,609,573 $703,016	N/A N/A $340,464	N/A N/A N/A	N/A N/A N/A	$13,950 $13,676 $13,558	$1,175,465 $1,966,680 $1,397,502
Andrew Patient, Former Chief Financial Officer(5)	2018 2017	$232,504 $54,395	N/A N/A	$11,619 $19,800	N/A N/A	N/A N/A	N/A N/A	$13,950 $3,419	$258,073 $77,614
Greg Powell, Chief Financial Officer (6)	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7750 to C$1.00 (2017 - U.S.$ 0.7598; 2016 – U.S. $0.7932) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amount paid to each Named Executive Officer in fiscal 2018, 2017 and 2016 are as disclosed in the table.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa Odidi and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa Odidi and Amina Odidi are entitled to purchase up to 276,394 of the Company’s common shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards is determined using the Black-Scholes pricing model calculated as at the award date.

(3)
Amount awarded at the discretion of the Board. These bonuses were paid in the second quarter of 2017; no bonuses were paid during the fiscal year 2018

(4)
“All other compensation” includes car allowances and other miscellaneous benefits.

(5)
Mr. Patient served as the Company's Chief Financial Officer from September 6, 2017 until his resignation effective on November 30, 2018.

(6)
Mr. Powell was appointed as Chief Financial Officer of the Company effective February 11, 2019.

During the fiscal year ended November 30, 2018, Mr. Campbell, General Counsel and Corporate Secretary from July 10, 2017 until his resignation (effective February 22, 2018) did not receive option-based awards and received salary, all other compensation and total compensation of $89,279, $4,511 and $93,790, respectively.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate agreement relating to performance-based options applicable to Drs. Isa and Amina Odidi described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Isa Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually each year during the term of the agreement by 20% of the prior year’s base salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the Company’s deferred share unit plan (the “DSU Plan”); and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Isa Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Isa Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Isa Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of 20% each year and to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009 or C$452,000 per year. Pursuant to such amendment, Dr. Isa Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Isa Odidi is eligible to receive a bonus, based on his performance, and that of the Company, as determined by the Board. In February 2012, Dr. Isa Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In April 2013, Dr. Isa Odidi received a grant of 7,500 options of which 3,750 vested immediately on issuance and the remaining 3,750 vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Dr. Isa Odidi received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Dr. Isa Odidi received a grant of 7,000 options of which 4,900 vested immediately on issuance, with the remaining 2,100 options vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Dr. Isa Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Isa Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 will vest on November 30, 2019 at an exercise price of C$11.50 per share.

The employment agreement with Dr. Amina Odidi, the President, Chief Operating Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Amina Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually by 20% of the prior year’s base salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the DSU Plan; and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Amina Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Amina Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Amina Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of 20% each year and to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Pursuant to such amendment, Dr. Amina Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Amina Odidi is eligible to receive a bonus, based on her performance and the Company, as determined by the Board. In February 2012, Dr. Amina Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In April 2013, Dr. Amina Odidi received a grant of 7,500 options of which 3,750 vested immediately on issuance and the remaining 3,750 vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Dr. Amina Odidi received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Dr. Amina Odidi received a grant of 7,000 options of which 4,900 vested immediately on issuance, with the remaining 2,100 options vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Dr. Amina Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Amina Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 will vest on November 30, 2019 at an exercise price of C$11.50 per share.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa Odidi and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa Odidi and Amina Odidi are entitled to purchase up to 276,394 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company products and product candidates. The options are exercisable at a price of $36.20 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As of the date hereof, 276,394 of these options have vested and are exercisable.

Andrew Patient had served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective on November 30, 2018. The employment agreement with Andrew Patient, dated August 30, 2017, effective September 6, 2017, entitled Mr. Patient to receive a base salary of C$300,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement was terminated without cause, it required payment to Mr. Patient of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within six months of a change of control of the Company, it required payment to Mr. Patient of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Patient’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. Mr. Patient was granted 6,000 options, of which 2,000 vested immediately on issuance, 2,000 vested on October 20, 2018 and the remaining 2,000 were to vest on October 20, 2019 at an exercise price of C$12.70 per share. In November 2017, Mr. Patient received a grant of 1,500 options of which 500 vested immediately on issuance, 500 to vest on November 30, 2018 and the remaining 500 to vest on November 30, 2019 at an exercise price of C$11.50 per share. Mr. Patient’s options will cease to be exercisable 120 days after the date on which he ceased to be employed by the Company, i.e. will cease to be exercisable on March 30, 2019.

The employment agreement with Greg Powell, the Chief Financial Officer of the Company, effective February 11, 2019 entitles Mr. Powell to receive a base salary of C$180,000 per year, which is paid in Canadian dollars. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term. The Company can terminate this agreement without cause upon 3 to 12 months’ notice, depending on the length of employment. If the agreement is terminated without cause, payment instead of notice can be provided/it will require payment to Mr. Powell of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurs within 6 months of a change of control of the Company, it requires payment to Mr. Powell of 12 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. Mr. Powell’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company.

John Allport had served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004 until his resignation effective on May 17, 2017. The employment agreement with Mr. Allport, effective September 1, 2004, provided for Mr. Allport to receive a base salary of C$95,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement was for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 25,000 options of which 17,500 vested immediately on issuance and the remaining 7,500 options vested on February 17, 2013 at an exercise price of C$65.40 per share. Mr. Allport’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favor of the Company. In April 2013, Mr. Allport received a grant of 2,500 options of which 1,250 vested immediately on issuance and the remaining 1,250 options vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Mr. Allport received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Mr. Allport received a grant of 4,000 options of which 2,800 vested immediately on issuance, with the remaining 1,200 vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Mr. Allport received a grant of 5,500 options of which 3,700 vested on issuance, with the remaining 1,800 were to vest on November 30, 2017 at an exercise price of C$24.20 per share. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide on-going services to the Company on an as-needed basis. The consulting agreement provides that Mr. Allport is to serve as a consultant to the Company to provide pharmaceutical business consulting services when requested from time to time. The agreement is terminable by either the Company or Mr. Allport on less than one-month notice and provides for such consideration as is mutually agreed from time to time. The consulting agreement includes intellectual property, non-competition and non-solicitation provisions in favor of the Company.

The employment agreement with Michael Campbell, the former General Counsel & Corporate Secretary of the Company, effective June 15, 2017 entitled Mr. Campbell to receive a base salary of C$300,000, which is paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement was terminated without cause, it required payment to Mr. Campbell of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within six months of a change of control of the Company, it required payment to Mr. Campbell of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Campbell's employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. Mr. Campbell served as the Company’s General Counsel & Corporate Secretary until his resignation effective on April 5, 2018. Mr. Campbell was granted 6,000 options, of which 2,000 vested immediately on issuance, 2,000 were to vest on October 20, 2018 and the remaining 2,000 were to vest on October 20, 2019 at an exercise price of C$12.70 per share. In November 2017, Mr. Campbell received a grant of 2,500 options of which 834 vested immediately on issuance, 833 were to vest on November 30, 2018 and the remaining 833 were to vest on November 30, 2019 at an exercise price of C$11.50 per share. Mr. Campbell’s options ceased to be exercisable 120 days after the date on which he ceased to be employed by the Company, i.e. ceased to be exercisable on August 3, 2018.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (C$)(e)(3)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Drs. Isa Odidi and Amina Odidi(1)	276,394	U.S.$36.20	Sept. 10, 2020	N/A	N/A	N/A
Dr. Isa Odidi	30,000 7,500 5,000 7,000 9,000 7,000	32.70 18.10 42.90 25.20 24.20 11.50	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Dr. Amina Odidi	30,000 7,500 5,000 7,000 9,000 7,000	32.70 18.10 42.90 25.20 24.20 11.50	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
John Allport(2)	25,000 2,500 5,000 4,000 5,500	32.70 18.10 42.90 25.20 24.20	Feb. 16. 2022 Apr. 13, 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Andrew Patient(5)	6,000 1,500	12.70 11.50	Oct. 20, 2027(5) Nov. 30, 2022(5)	N/A	N/A	N/A
Greg Powell(6)	10,000	N/A	N/A	N/A	N/A	N/A

Notes:

(1)
These option-based awards are held jointly.

(2)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004, until his resignation May 17, 2017.

(3)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2018 (C$0.45 and US$0.33, respectively) and multiplying the result by the number of common shares underlying an option.

(4)
Mr. Patient served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective November 30, 2018. Mr. Patient’s options will cease to be exercisable 120 days after he ceased to be employed by the Company, i.e. will cease to be exercisable on March 30, 2019.

(5)
Mr. Powell was appointed as Chief Financial Officer of the Company effective February 11, 2019. Mr. Powell was granted 10,000 options, of which 4,000 vested immediately on issuance, 3,000 to vest on February 11, 2020 and the remaining 3,000 were to vest on February 11, 2021.

As of November 30, 2017, Mr. Campbell had unexercised options to acquire (i) 6,000 common shares at a price of C$12.70 (expiring October 20, 2027) and (ii) 2,500 common shares at a price of C$11.50 (expiring November 30, 2022); and no other share-based awards. Mr. Campbell’s options ceased to be exercisable 120 days after he ceases to be employed by the Company, i.e. ceased to be exercisable on August 3, 2018. Mr. Campbell’s options have no value vested or earned during the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	N/A	N/A	N/A
Dr. Amina Odidi	N/A	N/A	N/A
Andrew Patient(2)	N/A	N/A	N/A

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
Mr. Patient served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective November 30, 2018. Mr. Patient’s options will cease to be exercisable 120 days after he date on which he ceased to be employed by the Company i.e. will cease to be exercisable on March 30, 2019.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed fiscal year, it is estimated that an amount of up to approximately C$2.2 million would be payable to each of the Odidis, which is the amount that would have been payable through to September 30, 2022, at each of the Odidis’ current annual base salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2019, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2019. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

For a discussion of certain termination and change of control benefits under the employment agreement with Mr. Patient, see the description of his employment agreement under the heading “Employment Agreements” above.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors (except for Mr. Betts who was elected to the Board in January 2019) for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(2)	(d)(3)	(e)	(f)	(g)	(h)
Eldon Smith(1)	C$33,250	N/A	N/A	N/A	N/A	N/A	C$33,250
Kenneth Keirstead	C$43,000	N/A	N/A	N/A	N/A	N/A	C$43,000
Bahadur Madhani	C$48,000	N/A	N/A	N/A	N/A	N/A	C$48,000
Shawn Graham	C$16,375	N/A	N/A	N/A	N/A	N/A	C$16,375

Notes:

(1)
Eldon Smith served as a Director to the Company from October 2009 until his resignation (effective January 9, 2019) to pursue other opportunities

(2)
DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

(3)
Option-based awards for fiscal year 2018 were issued on November 30, 2018.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following: Non-management directors receive an annual retainer of $25,000 paid in Canadian dollars. The Audit Committee chair receives an annual retainer of $10,000 paid in Canadian dollars. The Corporate Governance Committee chair and Compensation Committee Chair, each receives an annual retainer of $5,000 paid in Canadian dollars. Non-chair committee members are paid an additional $2,500 per year per committee paid in Canadian dollars. Meetings will result in an additional $1,000 per day per meeting paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)(3)
Eldon Smith	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	May 08, 2019 May 08, 2029 May 08, 2019 Feb. 28, 2019 May 08, 2020 May 08, 2021 May 08, 2022	N/A N/A N/A N/A N/A N/A N/A	10,279 N/A N/A N/A N/A N/A N/A	C$4,626 N/A N/A N/A N/A N/A N/A
Kenneth Keirstead	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Bahadur Madhani	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Shawn Graham	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2018 (C$0.45) and multiplying the result by the number of common shares underlying an option.

(2)
These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2018.

(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2018 (C$0.45) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
(a)	(b)(1)	(c)(2)	(d)
Eldon Smith	N/A	N/A	Nil
Kenneth Keirstead	N/A	N/A	Nil
Bahadur Madhani	N/A	N/A	Nil

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

Composition of the Audit Committee

Our Audit Committee is comprised of Norman Betts, Kenneth Keirstead and Bahadur Madhani, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation) and satisfies the independence criteria of Rule 10A3-(b)(1) under the U.S. Exchange Act. The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the SEC rules implementing SOX, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. Additionally, under Nasdaq Listing Rule 5605(c)(2)(A), Nasdaq requires that one member of the audit committee be financially sophisticated, meaning that such member must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.” The Board has determined that Mr. Madhani qualifies as an audit committee financial expert under the applicable SEC rules and as financially sophisticated under the applicable Nasdaq rules.

Relevant Education and Experience

              Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc and Adex Mning Inc.  He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc, New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

Kenneth Keirstead is educated in clinical biochemistry as a graduate of the Pathology Institute in Halifax; and business administration, as a graduate of the College of William and Mary and Columbia University. Mr. Keirstead has been a director of the Company since January 2006. He has worked in the healthcare delivery and pharmaceutical industries for over 45 years. He was President and CEO of Sanofi Winthrop Canada Inc.; General Manager of Squibb Medical Systems International; President of Chemfet International and President of Quinton Instruments among other positions. Mr. Keirstead has published studies and reports on healthcare and related services topics. Since 1998, Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the healthcare field, of which Mr. Keirstead is the founder.

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

See also Item 6.A.

Pre-Approval Policies and Procedures

The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with U.S. GAAP) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under SOX, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter. Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of pre-approved services includes:

1.
Audit Services

o
Audits of the Company’s consolidated financial statements;

o
Statutory audits of the financial statements of the Company’s subsidiaries;

2.
Audit-Related Services

o
Reviews of the quarterly consolidated financial statements of the Company;

o
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

o
Special attest services as required by regulatory and statutory requirements;

o
Regulatory attestation of management reports on internal controls as required by the regulators;

o
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

o
Presentations or training on accounting or regulatory pronouncements;

o
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

●
Assistance in responding to Canada Revenue Agency or IRS on proposed reassessments and other matters;

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

o
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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2017 to November 30, 2018.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2018 for filing with the Canadian provincial securities commissions and the SEC.

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

Composition of the Compensation Committee

The Compensation Committee is composed of Shawn Graham, Kenneth Keirstead and Bahadur Madhani, each of whom is considered independent and is a director of the Company. All of the members shall be “independent” as such term is defined in applicable securities legislation. In no case shall a member be a current employee or immediate family member of a current employee. The members of the Compensation Committee have selected a Chair from amongst themselves, being Mr. Graham.

Corporate Governance Committee Mandate and Purpose

The Corporate Governance Committee of the Board is a standing committee of the Board whose primary function is to assist the Board in dealing with the corporate governance matters described in its charter.

Corporate Governance Committee Charter

The charter of the Corporate Governance Committee can be found the Company’s website at www.intellipharmaceutics.com.

Composition of the Corporate Governance Committee

The Corporate Governance Committee is composed of Kenneth Keirstead, Shawn Graham and Bahadur Madhani, each of whom is considered independent and is a director of the Company. The members of the Corporate Governance Committee have selected a Chair from amongst themselves, being Mr. Keirstead.

D. Employees

The number of full-time employees as of the end of each of last three fiscal years is as follows:

	November 30, 2018	November 30, 2017	November 30, 2016
Research Employees	49	51	40
Administrative Employees	10	11	12

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

E. Share Ownership

The following table states the names of the directors and officers of the Company (current and during the last year), the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 28, 2019.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131(1)	2.64%	276,394 30,000 7,500 5,000 7,000 9,000 7,000	$36.20 C$32.70 C$18.10 C$42.90 C$25.20 C$24.20 C$11.50	10/09/2020 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	276,394 30,000 7,500 5,000 7,000 9,000 4,667	35,000(3) 166,667	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	578,131(1)	2.64%	276,394 30,000 7,500 5,000 7,000 9,000 7,000	$36.20 C$32.70 C$18.10 C$42.90 C$25.20 C$24.20 C$11.50	10/09/2018 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	276,394 30,000 7,500 5,000 7,000 9,000 4,667	35,000(3) 166,667	N/A	N/A
John N. Allport	Consultant; Former Vice-President, Legal Affairs and Licensing and Former Director of the Company	11,055	0.5%	25,000 2,500 5,000 4,000 5,500	C$32.70 C$18.10 C$42.90 C$25.20 C$24.30	16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	25,000 2,500 5,000 4,000 5,500	N/A	N/A	Nil
Dr. Eldon Smith	Former Director of the Company	2,173	0.1%	1,000 2,500 3,750 3,750 2,000 3,500 2,667	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	08/05/2019 08/05/2020 28/02/2019 08/05/2019 08/05/2020 08/05/2021 08/05/2022	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	10,279	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	750	0.003%	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717	0.01%	5,000 1,500 1,500 2,500 1,500	C$38.20 C$18.10 C$25.20 C$24.20 C$11.50	24/05/2021 13/04/2020 30/11/2020 31/08/2021 30/11/2022	5,000 1,500 1,500 2,500 1,000	N/A	N/A	Nil
Andrew Patient	Former Chief Financial Officer of the Company	Nil	Nil	4,000 1,000	C$12.70 C$11.50	30/03/2019 30/03/2019	4,000 1,000	N/A	N/A	Nil
Totals		594,828	2.71%	526,561			518,728	201,666	10,279	Nil

Notes:

(1)
Represents shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 276,394 performance-based options are held by Drs. Amina and Isa Odidi, and 65,500 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)
On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the original principal amount of $1.5 million (the “2013 Debenture” and collectively with the 2018 Debenture, the “Debentures”)), which was originally due to mature January 1, 2015. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of US$30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. Effective October 1, 2014, the original maturity date for the 2013 Debenture was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the 2013 Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The maturity date of the 2013 Debenture has been further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture. After giving effect to such partial repayment, the 2013 Debenture is convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available. On September 10, 2018, the Company completed 2018 Debenture Financing in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture.

(4)
Includes options exercisable within 60 days of the date of this filing.

As of February 28, 2019, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 594,828 common shares, representing approximately 2.71% of the issued common shares of the Company (and beneficially owned approximately 1,325,501 common shares representing 5.9% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof).

The Company has in place the Option Plan for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”). Certain Named Executive Officers have been issued options under such plan. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the Named Executive Officers. No other performance-based options have been granted to any other Named Executive Officer.

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

o
not adversely alter or impair any option previously granted;

o
be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

o
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

o
amendments of a “housekeeping nature”, including any amendment to the Option Plan or an option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

o
changes to the exercise price of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of an option held by an insider of the Company;

o
amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

o
changes amending or modifying any mechanics for exercising an option;

o
amendments changing the expiration date (including acceleration thereof) or changing any termination provision in any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to such date being extended in a black-out extension situation);

o
amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan maximum;

o
amendments changing the application of the provisions of the Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;

o
amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

o
amendments changing the eligible participants of the Option Plan; and

o
amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.

A total of 555,651 options to purchase common shares have been issued, representing 2.5% of the shares issued and outstanding as of February 28, 2019. As of February 28, 2019, 17,200 options have been exercised under the Plan since inception. The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

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

●
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 33,000 common shares of the Company representing approximately 0.15% of the issued and outstanding common shares of the Company as of February 28, 2019.

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

The 33,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 0.15% of the Company’s common shares issued and outstanding as at February 28, 2019. No RSUs have been issued and none are outstanding as of February 28, 2019.

Deferred Share Unit Awards for Outside Directors

The Company established as of May 28, 2010 when it received shareholder approval, a DSU Plan to permit directors who are not officers of the Company, to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

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

●
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 11,000 common shares of the Company, representing approximately 0.05% of the total number of issued and outstanding common shares as of February 28, 2019.

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

o
not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan;

o
be subject to any regulatory approvals including, where required, the approval of the TSX;

o
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

The 11,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.05% of the Company’s common shares issued and outstanding as at February 28, 2019. A total of 10,279 DSUs have been issued, representing common share rights that comprise approximately 0.05% of the common shares issued and outstanding as at February 28, 2019.

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

Item  7. Major Shareholders and Related Party Transactions

A. Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of February 28, 2019, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.6% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 1,182,525 common shares representing 5.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.)  Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz reported on a Schedule 13-G/A, filed with the SEC on February 01, 2019, that they were each the beneficial owner of 1,944,978 common shares of the Company, representing approximately 9.96% of the Company’s common shares. Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099 common shares of the Company representing 9.99%  of the Company’s common shares; however, based on the number of common shares of the Company outstanding as at February 28, 2019, these 575,099 common shares currently represent approximately 2.6% of the Company’s common shares. To our knowledge, no other shareholder beneficially owns more than 5% of the issued and outstanding common shares of the Company. To our knowledge, no other shareholder beneficially owns more than 5% of the issued and outstanding common shares of the Company. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

 There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2018 there were a total of 343 registered holders of record of our common shares, of which 245 holders were registered with addresses in Canada holding in the aggregate approximately 3.6% of our outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 96.39% of our 19,525,577 outstanding common shares, and 51 holders were registered with addresses in other nations holding in the aggregate less than 1% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B. Related Party Transactions

In January 2013, we completed a private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on the 2013 Debenture on or about April 1, 2019, if the Company then has cash available.

On September 10, 2018, the Company completed the 2018 Debenture Financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020.

To the Company’s knowledge, Armistice (as defined above), previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to the March 2018 Wainwright Agreements (as defined below); and (iii) the underwritten public offering completed in October 2018. Armistice reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s common shares.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2018, and continuing as at February 28, 2019, we are not aware of any pending or threatened material litigation claims against us other than the following as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue’s file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against us adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim. The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims, to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA. Defendants filed an answer to the amended complaint on January 7, 2019, and discovery is ongoing. We intend to vigorously defend against the remainder of the claims asserted in the consolidated action.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc. and Isa Odidi, defendants. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on the TSX during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

Dividend Policy

We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue. Any future determination to pay cash dividends will be at the discretion of our Board and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our Board deems relevant.

B. Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item  9. The Offer and Listing

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on Nasdaq and on TSX, in each case under the symbol “IPCI.” Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. Additional Information. See Item 4.B.

Item  10. Additional Information

A. Share Capital

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018.

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2018, there were 18,252,243 common shares (November 30, 2017 – 3,470,451; November 30, 2016 – 2,978,999) and no preference shares issued and outstanding. As of February 28, 2019, there were 21,925,577 common shares and no preference shares issued and outstanding.

The number of shares outstanding increased as a result of the completion of the registered direct offerings of an aggregate of 883,333 common shares in March 2018 and the completion of the underwritten public offering in October 2018 for an aggregate of 827,970 Units, comprised of one common share and one 2018 Unit Warrant, an additional 1,947,261 common shares and 2,608,695 2018 Option Warrants pursuant to the over-allotment option exercised in part by the underwriter. In addition, we also issued 2018 Pre-Funded Warrants exercisable for 16,563,335 common shares, of which 12,153,334 2018 Pre-Funded Warrants were exercised as of November 30, 2018. As at November 30, 2017, the Company had 3,470,451 common shares issued and outstanding, which was an increase of 491,452 when compared to November 30, 2016. This increase was principally a result of the completion of the underwritten public offering of 363,636 common shares in October 2017 as well as exercises of existing warrants for 16,801 common shares, the sale of 110,815 common shares under our at-the-market offering program and exercises of options for 200 common shares. In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we originally could from time to time sell up to 530,548 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise. . As of February 28, 2019, we have issued and sold an aggregate of Nil (2017 – 110,815; 2016 – 147,126) common shares with an aggregate offering price of $Nil under the at-the-market program. During the year ended November 30, 2018, Roth received compensation of $Nil (2017 - $73,166; 2016 - $100,775) in connection with such sales. During the three months ended November 30, 2018, an aggregate of Nil (2017 – 5,000; 2016 – 49,794) of our common shares were sold on Nasdaq for gross proceeds of $Nil (2017 – $46,025; 2016 – $1,507,400) and net proceeds of $Nil (2017 – $44,853; 2016 – $1,464,759) under the at-the-market offering program. Roth received aggregate compensation of $Nil in connection with such sales. During the year ended November 30, 2018, an aggregate of Nil (2017 - 110,815; 2016 – 147,126) of our common shares were sold on Nasdaq for gross proceeds of $Nil (2017 - $2,541,640; 2016 - $3,469,449) and net proceeds of $Nil (2017 - $2,468,474; 2016 - $3,368,674) under the at-the-market offering program. Roth received aggregate compensation of $Nil (2017 - $73,166; 2016 - $100,775) in connection with such sales.

In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. The underwriting agreement relating to the October 2018 offering restricts the Company's ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

Common Shares

Each of our common shares entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights of the holders of any preference shares, the holders of common shares of the Company are entitled to receive, as and when declared by the Board, dividends in such amounts as shall be determined by the Board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

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

Warrants

At November 30, 2018, an aggregate of 26,394,885 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.92 per common share. At February 28, 2019, an aggregate of 23,751,551 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.02 per common share.

Options

At November 30, 2018, an aggregate of 555,651 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $31.75 per common share and up to 1,545,967 additional common shares were reserved for issuance under our Option Plan.

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 25	109,067	17.99	2.66	9.75	98,035	14.14	10.15
26.00 - 50.00	446,584	35.11	1.98	29.25	446,584	35.11	29.25
	555,651	31.75			544,619	32.16

As of February 28, 2019, there were 555,651 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $31.75 per common share. As at February 28, 2019, up to 1,545,967 additional common shares were reserved for issuance under our Option Plan.

Convertible Debentures

On January 10, 2013, we completed a private placement financing of an unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our shareholders, directors and executive officers provided us with the $1.5 million of the proceeds for the 2013 Debenture. The 2013 Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; and effective as of December 8, 2015, the maturity date was extended to July 1, 2016. Effective May 26, 2016, the maturity date of the 2013 Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available. The 2013 Debenture is convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture (as defined above) in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

Deferred Share Units

At November 30, 2018, there were 10,279 DSUs issued and outstanding. From November 30, 2018 to February 28, 2019, no additional DSUs have been issued. At February 28, 2019, 721 additional DSUs are reserved for issuance under our DSU Plan.

Restricted Share Units

At November 30, 2018, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2018 to the date of this report, no RSUs have been issued. At February 28, 2019, 33,000 RSUs are reserved for issuance under our RSU Plan.

Prior Sales

On March 15, 2012, we completed a registered direct common share offering for gross proceeds of $5,000,000. We sold an aggregate of 181,818 shares to U.S. institutional investors at a price of $27.50 per share.

In January 2013, we completed a private placement financing of a 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at our option, and was convertible at any time into 50,000 common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our shareholders, directors and executive officers provided us with the $1.5 million of the proceeds for the 2013 Debenture. The 2013 Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the 2013 Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The maturity date of the 2013 Debenture has been further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available. The 2013 Debenture is convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder.

In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we originally could from time to time sell up to 530,548 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on Nasdaq or otherwise. Under the equity distribution agreement, we were able at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale, to the extent permitted under Rule 415 under the U.S. Exchange Act, at such time and at such price as were acceptable to us by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by us. We have paid Roth a commission, or allowed a discount, of 2.75% of the gross proceeds we received from any sales of common shares under the equity distribution agreement. We have also agreed to reimburse Roth for certain expenses relating to at-the-market the offering program. During the year ended November 30, 2018, an aggregate of Nil (adjusted to reflect the reverse split: 2017 - 110,815; 2016 – 147,126) common shares were sold on Nasdaq for gross proceeds of $Nil (2017- $2,541,640; 2016 - $3,469,449), with net proceeds to the Company of $Nil (2017 - $2,468,474; 2016 - $3,368,674), respectively, under the at-the-market offering program.

Pursuant to an Underwriting Agreement between the Company and Dawson James Securities, Inc., dated May 27, 2016, in June 2016, we completed an underwritten public offering of 322,981 units of common shares and warrants, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. We issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares. The underwriter also purchased at such closing additional warrants to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 45,946 additional common shares at the public offering price of $16.10 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.

On July 17, 2017, the Shelf Registration Statement was declared effective by the SEC. The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of $100 million of the Company’s common shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and is intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s Board, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the Shelf Registration Statement, a shareholder’s percentage ownership will be diluted and our stock price could be adversely affected. As of February 28, 2019, the Company has not sold any securities under the Shelf Registration Statement, other than the sale since July 17, 2017 of (i) 48,523 common shares under the Company’s at-the-market program referred to above, (ii) the sale of the securities described below under the Wainwright Agreements (as defined below), and, (iii) 1,500 common shares issued upon the exercise of warrants. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

Pursuant to a placement agent agreement dated October 10, 2017 between the Company and Wainwright & Co., LLC (the “2017 Wainwright Agreement”), in October 2017, we completed a registered direct offering consisting of 363,636 common shares at a price of $11.00 per share and warrants to purchase an aggregate of 181,818 common shares, for gross proceeds of $4.0 million. The warrants became exercisable six months from issuance, will expire 30 months after they become exercisable and have an exercise price of $12.50 per common share. The common shares (but not the warrants or the common shares underlying the warrants) were offered by us through a prospectus supplement pursuant to our shelf registration statement on Form F-3 as previously filed and declared effective by the SEC and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act, and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the U.S. Securities Act, or applicable state securities laws. The Company also issued to the placement agents warrants to purchase 18,181 share of common stock at an exercise price of $13.75 per share. The total net proceeds from the offering were $3.5 million, after deducting offering expenses.

Pursuant to pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright (the “March 2018 Wainwright Agreements”, together with the 2017 Wainwright Agreement, the “Wainwright Agreements”), the Company completed, in March 2018, two registered direct offerings. The first offering consisted of 583,333 common shares at a price of $6.00 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 291,666 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agents warrants to purchase 29,166 common shares at an exercise price of $7.50 per share. In the second registered direct offering, we issued 300,000 common shares at a price of $6.00 per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 150,000 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agents warrants to purchase 15,000 common shares at an exercise price of $7.50 per share.

For the year ended November 30, 2018, we completed a private placement financing of the unsecured convertible 2018 Debenture (as defined above) in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

Moreover, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 units at $0.75 per unit, which were comprised of one common share and one 2018 Unit Warrant exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 2018 Pre-Funded Units, each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant to purchase one common share and one 2018 Warrant to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each, and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants. During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553.

In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. The underwriting agreement relating to the October 2018 offering restricts the Company's ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

During the 12-month period ended November 30, 2018, warrants (including Pre-Funded Warrants) to purchase an aggregate of 12,153,334 common shares were exercised.

During the 12-month period ended November 30, 2018, no options were granted and no options were exercised.

Also during the 12-month period ended November 30, 2018, a total of 866 DSUs were granted.

B. Articles and By-laws

The Company was formed under the CBCA by articles of arrangement dated October 22, 2009 (as amended, the “Articles”) in the IPC Arrangement Transaction, as discussed in Item 16. The Company is the successor issuer to Vasogen for reporting purposes under the U.S. Exchange Act. The authorized share capital of the Company consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series.

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities laws, the only contracts which are regarded as material and which were entered into by the Company within the two years immediately preceding the date of this annual report, are:

●
On November 21, 2005, the Company entered into the Par agreement (as amended on August 12, 2011 and September 24, 2013), pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S., and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns the Par ANDA pertaining to all marketed strengths of generic Focalin XR®, and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement. The Company is responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, the Company now considers to be completed.

●
In October 2016, the Company entered into the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S., as licensed products, the following extended release drug product candidates for which the Company has ANDAs filed with the FDA:

o
Quetiapine fumarate extended-release tablets (generic Seroquel XR®)–Approved by FDA and launched.

o
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review (tentatively approved)

o
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

●
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 276,394 of the Company’s shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application.

●
On January 10, 2013, the Company completed a private placement financing of the convertible 2013 Debenture in the original principal amount of $1.5 million, which was originally due to mature January 1, 2015. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. Effective October 1, 2014, the original maturity date for the 2013 Debenture was extended to July 1, 2015; effective June 29, 2015, the July 1, 2015 maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was extended to July 1, 2016; and effective May 26, 2016, the maturity date of the 2013 Debenture was further extended to December 1, 2016. Effective December 1, 2016, the maturity date for the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The maturity date of the 2013 Debenture has been further extended to October 1, 2018.Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture. After giving effect to such partial repayment, the 2013 Debenture is convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder. The Company currently expects to repay the current outstanding principal amount of $1,050,000 on or about April 1, 2019, if the Company then has cash available. On September 10, 2018, the Company completed 2018 Debenture Financing in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture.

●
Pursuant to the 2017 Wainwright Agreement, in October 2017, we completed a registered direct offering consisting of 363,636 common shares at a price of $11.00 per share and warrants to purchase an aggregate of 181,818 common shares, for gross proceeds of $4.0 million. The warrants became exercisable six months from issuance, will expire 30 months after they become exercisable and have an exercise price of $12.50 per common share. The common shares (but not the warrants or the common shares underlying the warrants) were offered by us through a prospectus supplement pursuant to our shelf registration statement on Form F-3 as previously filed and declared effective by the SEC and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act, and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the U.S. Securities Act, or applicable state securities laws. The Company also issued to the placement agents warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The total net proceeds from the offering were $3.5 million, after deducting the underwriter’s discount and the offering expenses.

●
Pursuant to pursuant to the March 2018 Wainwright Agreements, the Company completed, in March 2018, two registered direct offerings. The first offering consisted of 583,333 common shares at a price of $6.00 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 291,666 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agents warrants to purchase 29,166 common shares at an exercise price of $7.50 per share. In the second registered direct offering, we issued 300,000 common shares at a price of $6.00 per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 150,000 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agents warrants to purchase 15,000 common shares at an exercise price of $7.50 per share.

●
The Company entered into an engagement letter (the “August 2018 Engagement Letter”) with Wainwright on August 15, 2018, pursuant to which Wainwright agreed to serve as (i) exclusive placement agent or underwriter for any offering in the United States of the securities of the Company to take place within the following 5 months, and (ii) exclusive agent or advisor in connection with the solicitation in respect of the Company’s outstanding warrants. The Company agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to a maximum of 8% of the aggregate gross proceeds raised by the Company from the sale of securities in each offering during the term of the engagement. The Company also agreed to grant to Wainwright, or its designees, warrants to purchase up to a maximum of 6% of the aggregate number of shares sold in the offering and issued on each closing. The Engagement Letter provides that such warrants should have substantially the same terms as the other warrants sold in the offering, except that their exercise price should equal 125% of the offering price per share. The Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Company agreed to pay Wainwright a management fee equal to 1% of the gross proceeds raised in the offering, a reimbursement for non-accountable expenses of $35,000 and for up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses, as well as a reimbursement for up to US$10,000 for the out-of-pocket costs of clearing agent settlement and financing. In addition, the Company granted Wainwright, for a period of 10 months from the closing of an offering, a right of first refusal to act as sole book-running manager or sole placement agent for every future public or private equity or debt offering using a manager or agent by the Company, or any of its successors orsubsidiaries. The Company also agreed to a tail fee equal to the cash and warrant compensation provided in connection an offering if any investor to which Wainwright introduced the Company, or that Wainwright contacted, with respect to an offering during the term of the engagement provides the Company with capital in a public or private offering, or financing or capital raising transaction during the 12 month period following termination of the Company’s engagement of Wainwright.

●
In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 units at $0.75 per unit, which were comprised of one common share and one 2018 Unit Warrant exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 2018 Pre-Funded Units, each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant to purchase one common share and one 2018 Warrant to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each, and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants. During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553.

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

E. Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following discussion is a general summary of certain material United States federal income tax considerations applicable to a U.S. holder arising from and relating to the consequences of the ownership and disposition of our common shares and warrants that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Code. This discussion does not address holders of other securities. This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes. The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares or warrants in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the IRS will take a similar view as to any of the tax consequences described in this summary.

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

Passive Foreign Investment Company Considerations (PFIC)

Special, generally unfavorable, U.S. federal income tax rules apply to a U.S. Holder’s ownership and disposition of the stock or warrants of a PFIC. As discussed below, however, a U.S. Holder of our common shares (but not our warrants) may be able to mitigate these consequences by making a timely and effective QEF Election or by making a timely and effective mark-to-market election with respect to our common shares that are owned by such holder.

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

We believe that we were not a PFIC during our 2018 taxable year and are unlikely to be a PFIC during our 2019 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict the composition of our future income and assets and the nature of our future activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our shares will depend on whether such U.S. Holder makes a QEF or mark-to-market election. Unless otherwise provided by the IRS, a U.S. Holder of our shares is generally required to file an informational return annually to report its ownership interest in us during any year in which we are a PFIC.

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

●
the amount of gain allocated to each of the taxable years other than the year in which the excess distribution occurs and pre-PFIC years will be subject to tax at the highest ordinary income tax rate for corporations or individuals, as the case may be, in effect for that year; and

●
an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other taxable years.

These rules will continue to apply to the U.S. Holder even after we cease to meet the definition of a PFIC, unless the U.S. Holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An “excess distribution,” in general, is any distribution on common shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that U.S. Holder with respect to those shares in the three preceding taxable years or, if shorter, during that U.S. Holder’s holding period for common shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for any dividends-received deduction otherwise available to U.S. corporations. Any amounts paid by a PFIC that are treated as dividends generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 20% rate for such income generally in effect for individuals under current law. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

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

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our common shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common shares (or has previously made a QEF election with respect to our common shares), the QEF election will apply to the newly acquired common shares, but the adverse tax consequences attributable to the period prior to exercise of the warrants, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired common shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election causes the U.S. Holder making such election to be treated as selling such common shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

A U.S. Holder may make a QEF Election only if the Company furnishes the U.S. Holder with certain tax information. If the Company should determine that it is a PFIC, it is anticipated that it will attempt to timely and accurately disclose the relevant information to its U.S. Holders and provide U.S. Holders with information reasonably required to make such election.

A U.S. Holder that makes a QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution is considered to be paid out of “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) increases the tax basis in his, her or its common shares by the amount included in income and reduces that tax basis by any amount treated as a tax-free distribution as a result of the QEF Election.

Similarly, if any of our non-U.S. subsidiaries were classified as PFICs, a U.S. Holder that makes a timely QEF Election with respect to any of such subsidiaries would be subject to the QEF rules as described above with respect to the Holder’s pro rata share of the ordinary earnings and net capital gains of any of the subsidiaries with respect to which the election is made. Our earnings (or earnings of any of our subsidiaries) attributable to distributions from any of our subsidiaries that had previously been included in the income of an Electing U.S. Holder under the QEF rules would generally not be taxed to the Electing U.S. Holder again.

Upon the sale or other disposition of common shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year for which we are a PFIC in which it owns common shares (which election remains in effect throughout such U.S. Holder’s ownership of common shares) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is more than one year, otherwise it will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s gain realized upon the disposition of shares generally will be treated as U.S. source income, and losses from the disposition generally will be allocated to reduce U.S. source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury Regulations. Generally, the QEF Election must be made by filing the appropriate QEF election documents at the time such U.S. Holder timely files its U.S. federal income tax return for the first taxable year of the Company during which it was a PFIC or, if such holder has made a purging election, for the first taxable year of the Company during which it was a PFIC following such purging election.

Each U.S. Holder should consult its own tax advisor regarding the availability of, procedure for making, and consequences of a QEF Election with respect to the Company.

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock (as defined for these purposes), a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing, under Section 1296 of the Code, to mark the common shares to market annually. Consequently, the U.S. Holder will generally recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the U.S. Holder’s adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the net mark-to-market gain that the Holder has included pursuant to the election in prior tax years. Such U.S. Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by a U.S. Holder that has made such a mark-to-market election would be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants. We do not anticipate that the preference shares will be treated as marketable stock for these purposes and, therefore, do not anticipate that a mark-to-market election could be made with respect to such shares.

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

To the extent available, a mark-to-market election applies to the taxable year in which such mark-to-market election is made and to each subsequent taxable year, unless the Company’s common shares cease to be “marketable stock” or the IRS consents to revocation of such election. In addition, a U.S. Holder that has made a mark-to-market election does not include mark-to-market gains, or deduct mark-to-market losses, for years when the Company is not classified as a PFIC.

The mark-to-market rules generally do not appear to prevent the application of the excess distribution rules in respect of stock of any of our subsidiaries in the event that any of our subsidiaries were considered PFICs. Accordingly, if we and any of our non-U.S. subsidiaries were both considered PFICs and a U.S. Holder made a mark-to-market election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to the shares of stock in our non-U.S. subsidiaries that such holder owns indirectly.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF, PROCEDURES FOR MAKING, AND CONSEQUENCES OF A QEF ELECTION OR MARK-TO-MARKET ELECTION WITH RESPECT TO THE COMPANY’S COMMON SHARES.

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. Any amount considered to be a dividend received by a U.S. Holder who is an individual should be eligible for the 20% maximum rate of U.S. federal income tax under Section 1(h)(11) of the Code. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for any “dividends received deduction” otherwise available to certain U.S. corporate shareholders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Adjustments to Warrants

The terms of a warrant may provide for an adjustment to the number of common shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a related distribution of cash to the holders of our common shares which is taxable to the U.S. Holders of such common shares as described under “Distributions on Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest in our assets or earnings and profits.

Sale or Other Taxable Disposition of Common Shares

Upon the sale, exchange or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares that are not subject to the PFIC rules discussed above generally will be such Holder’s U.S. dollar cost for such common shares.

Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year. The long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income other than qualified dividend income, as defined above. Currently, the maximum rate on long-term capital gains is 20%, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change. The deductibility of losses may be subject to limitations. As a result of the complexities in the rules and the uncertainty as to their future application, prospective U.S. Holders should consult their tax advisors.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, due to differences between Canadian and U.S. income tax rules, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Backup Withholding

Generally, information reporting requirements will apply to distributions on our common shares or proceeds on the disposition of our common shares or warrants paid within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders. Such payments will generally be subject to backup withholding tax at the rate of 24% if: (a) a U.S. Holder fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number to the payor (generally on Form W-9), as required by the Code and Treasury Regulations, (b) the IRS notifies the payor that the U.S. Holder’s taxpayer identification number is incorrect, (c) a U.S. Holder is notified by the IRS that it has previously failed to properly report interest and dividend income, or (d) a U.S. Holder fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.

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

F. Dividends and Paying Agents.

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

We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at www.intellipharmaceutics.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2018	November 30, 2017
	$	$
Total accounts receivable	305,912	756,468
Less allowance for doubtful accounts	(66,849)	(66,849)
Total accounts receivable, net	239,063	689,619

Not past due	239,063	689,619
Past due for more than 31 days
but no more than 120 days	-	5,176
Past due for more than 120 days	66,849	61,673
Total accounts receivable, gross	305,912	756,468

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2018 and 2017, two customers accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2018. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a foreign exchange loss while a weakening U.S. dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2018		November 30, 2017
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3301		1.2888
	$	$	$	$
Assets
Cash	740,620	556,815	202,277	156,950
	740,620	556,815	202,277	156,950
Liabilities
Accounts payable and accrued libilities	2,036,795	1,531,310	1,704,086	1,322,227
Employee cost payable	295,918	222,478	277,080	214,980
	2,332,713	1,753,788	1,981,166	1,537,207
Net exposure	(1,592,073)	(1,196,973)	(1,778,889)	(1,380,257)

 Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2018:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,643,437	-	-	-	-	2,643,437
Accrued liabilities	353,147	-	-	-	-	353,147
Related parties
Employee costs payable	222,478	-	-	-	-	222,478
Convertible debentures	52,274	1,376,805	12,603	12,466	537,808	1,991,956
	3,271,336	1,376,805	12,603	12,466	537,808	5,211,018

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2018, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2018.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We currently expect the transition to this new framework to continue through the second quarter of fiscal year 2019. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2018. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2018.

Changes in Internal Control over Financial Reporting
During the year ended November 30, 2018, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

Attestation of Internal Control over Financial Reporting
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management’s report is not subject to attestation by our independent registered public accounting firm pursuant to SOX Section 404(c).

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

Under the SEC rules implementing SOX, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. Additionally, under Nasdaq Listing Rule 5605(c)(2)(A), Nasdaq requires that one member of the audit committee have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.” The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the Nasdaq rules.

See also Item 6.A.

Item 16B. Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2018, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The aggregate amounts billed by MNP to us for the years ended November 30, 2018 and 2017 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2018	2017
Audit Fees(1)	C$139,100	C$129,342
Audit-Related Fees(2)	C$160,603	C$210,791
Tax Fees(3)	C$29,305	-
All Other Fees(4)	-	-
Total Fees	C$329,008	C$340,133

Notes:

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.

(2)
Audit-related fees consist of consultation on accounting and disclosure matters and reviews of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.

(3)
Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

(4)
All other fees related to internal control reviews.

The Company’s related party pre-approval policies and procedures are described in Item 6.C.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2018 and 2017, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Item 16G. Corporate Governance.

The Company is the successor issuer to Vasogen for reporting purposes under the U.S. Exchange Act. Our common shares are currently listed on TSX and quoted for trading on Nasdaq, in each case under the symbols “IPCI.” Our shares began trading on October 22, 2009, when the IPC Arrangement Agreement with Vasogen was completed.

Variations from Certain Nasdaq Rules

Nasdaq listing rules permit the Company to follow certain home country practices in lieu of compliance with certain Nasdaq corporate governance rules. Set forth below are the requirements of Nasdaq Rule 5600 Series that the Company does not follow and the home country practices that it follows in lieu thereof and other differences from domestic U.S. companies that apply to us under Nasdaq’s corporate governance rules.

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

Independence of the Majority of the Board of Directors; Independent Director Oversight of Executive Compensation and Board Nominations: Nasdaq’s Rule 5605(b)(1) requires that the Board be comprised of a majority of independent directors, as defined in Rule 5605(a)(2). Nasdaq’s Rule 5605(b)(2) requires the independent members of the Board to regularly hold executive sessions where only those directors are present. Moreover, Nasdaq’s Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the Board. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company does not follow Nasdaq Rules 5605(b)(1), 5605(d) or 5605(e). Instead, and in accordance with the Nasdaq exemption, the Company complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART  III.

Item  17. Financial Statements.

See Item 18 below.

Item  18. Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2018, 2017 and 2016

Intellipharmaceutics International Inc.
November 30, 2018, 2017 and 2016

Table of contents

Report of Independent Registered Public Accounting Firm	1-2

Consolidated balance sheets	3

Consolidated statements of operations and comprehensive loss	4

Consolidated statements of shareholders’ equity (deficiency)	5

Consolidated statements of cash flows	6

Notes to the consolidated financial statements	7-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.:

 Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended November 30, 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at November 30, 2018 and 2017, and its consolidated results of operations and its consolidated cash flows for each of the three years in the period ended November 30, 2018, in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Material Uncertainty Related to Going Concern

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

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with US GAAP, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ MNP LLP
Toronto, Canada	Chartered Professional Accountants
February 22, 2019	Licensed Public Accountants

We have served as the Company’s auditor since 2016.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2018 and 2017
(Stated in U.S. dollars)
	2018	2017
	$	$

Assets
Current
Cash	6,641,877	1,897,061
Accounts receivable, net (Note 4)	239,063	689,619
Investment tax credits	998,849	636,489
Prepaid expenses, sundry and other assets	586,794	225,092
Inventory (Note 3)	251,651	115,667
	8,718,234	3,563,928

Deferred offering costs (Note 10)	-	565,302
Property and equipment, net (Note 5)	2,755,993	3,267,551
	11,474,227	7,396,781

Liabilities
Current
Accounts payable	2,643,437	2,060,084
Accrued liabilities (Note 6)	353,147	782,369
Employee costs payable (Note 8)	222,478	214,980
Convertible debentures (Note 7)	1,790,358	1,290,465
Deferred revenue (Note 3)	300,000	300,000
	5,309,420	4,647,898

Deferred revenue (Note 3)	2,062,500	2,362,500
	7,371,920	7,010,398

Shareholders' equity
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
18,252,243 common shares	44,327,952	35,290,034
(November 30, 2017 - 3,470,451)
Additional paid-in capital	45,110,873	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(85,620,939)	(71,873,459)
	4,102,307	386,383
Contingencies (Note 16)
	11,474,227	7,396,781

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016

(Stated in U.S. dollars)

	2018	2017	2016
	$	$	$
Revenues
Licensing (Note 3)	1,370,607	5,025,350	2,209,502
Up-front fees (Note 3)	342,124	479,102	37,500
	1,712,731	5,504,452	2,247,002

Cost of goods sold	124,870	704,006	-
Gross Margin	1,587,861	4,800,446	2,247,002

Expenses
Research and development	10,827,293	9,271,353	8,166,736
Selling, general and administrative	3,476,450	3,287,914	3,546,132
Depreciation (Note 5)	610,384	506,961	385,210
	14,914,127	13,066,228	12,098,078

Loss from operations	(13,326,266)	(8,265,782)	(9,851,076)

Net foreign exchange (loss) gain	8,592	(80,093)	(22,470)
Interest income	227	15,037	207
Interest expense	(255,231)	(389,239)	(270,238)
Financing cost (Note 10)	(174,802)	(137,363)	-
Net loss and comprehensive loss	(13,747,480)	(8,857,440)	(10,143,577)

Loss per common share, basic and diluted	(2.89)	(2.86)	(3.80)

Weighted average number of common
shares outstanding, basic and diluted	4,762,274	3,101,448	2,669,958

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2015	2,424,405	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 12)	-	-	31,628	-	-	31,628
Stock options to employees (Note 11)	-	-	2,261,444	-	-	2,261,444
Shares issued for options exercised (Note 11)	2,750	87,259	(34,391)	-	-	52,868
Proceeds from at-the-market financing (Note 10)	147,126	3,469,449	-	-	-	3,469,449
Proceeds from issuance of shares and warrants (Note 10 & 14)	368,927	4,764,777	1,175,190	-	-	5,939,967
Share issuance cost (Note 10)	-	(1,002,655)	(158,736)	-	-	(1,161,391)
Issuance of shares on exercise of warrants (Note 14)	35,791	1,030,719	(330,066)	-	-	700,653
Modification of 2013 Debenture (Note 7)	-	-	102,909	-	-	102,909
Net loss	-	-	-	-	(10,143,577)	(10,143,577)
Balance, November 30, 2016	2,978,999	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 12)	-	-	30,355	-	-	30,355
Stock options to employees (Note 11)	-	-	1,749,999	-	-	1,749,999
Shares issued for options exercised (Note 11)	200	1,100	642	-	-	1,742
Proceeds from at-the-market financing (Note 10)	110,815	2,541,640	-	-	-	2,541,640
Proceeds from issuance of shares and warrants (Note 10 & 14)	363,636	3,257,445	742,555	-	-	4,000,000
Cost of warrants issued to placement agent (Note 14)	-	(86,196)	86,196	-	-	-
Share issuance cost (Note 10)	-	(685,319)	(108,912)	-	-	(794,231)
Issuance of shares on exercise of warrants (Note 14)	16,801	430,573	(106,315)	-	-	324,258
Modification of 2013 Debenture (Note 7)	-	-	273,796	-	-	273,796
Net loss	-	-	-	-	(8,857,440)	(8,857,440)
Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 12)	-	-	7,565	-	-	7,565
Stock options to employees (Note 11)	-	-	927,686	-	-	927,686
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,658,564	5,993,472	13,651,434	-	-	19,644,906
Proceeds from exercise of Pre-Funded Warrants (Note 14)	11,123,334	4,012,528	(3,901,275)	-	-	111,253
Shares to be issued from exercise of Pre-Funded Warrants (Note 10 & 14)	-	371,551	(361,251)			10,300
Cost of warrants issued to placement agent (Note 14)	-	(602,981)	602,981	-	-	-
Share issuance cost (Note 10)	-	(736,652)	(2,568,321)	-	-	(3,304,973)
Beneficial conversion feature related to 2018 Debenture (Note 7)	-	-	66,667	-	-	66,667
Net loss	-	-	-	-	(13,747,480)	(13,747,480)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

	2018	2017	2016
	$	$	$

Net loss	(13,747,480)	(8,857,440)	(10,143,577)
Items not affecting cash
Depreciation (Note 5)	612,736	520,838	385,210
Stock-based compensation (Note 11)	927,686	1,749,999	2,261,444
Deferred share units (Note 12)	7,565	30,355	31,628
Accreted interest (Note 7)	66,560	219,497	79,245
Financing cost (Note 10)	174,802	137,363	-
Provision for doubtful debts (Note 4)	-	66,849	-
Unrealized foreign exchange loss (gain)	52,613	56,998	22,916

Change in non-cash operating assets & liabilities
Accounts receivable	450,556	(283,994)	6,200
Investment tax credits	(362,360)	44,647	(223,115)
Prepaid expenses, sundry and other assets	(361,702)	175,550	(171,417)
Inventory	(135,984)	(115,667)	-
Accounts payable, accrued liabilities and employee costs payable	106,048	599,220	(1,466,019)
Deferred revenue	(300,000)	(450,000)	2,962,500
Cash flows used in operating activities	(12,508,960)	(6,105,785)	(6,254,985)

Financing activities
Repayment of 2013 Debenture (Note 7)	-	(150,000)	-
2018 Debenture financing (Note 7)	500,000	-	-
Repayment of capital lease obligations	-	(14,829)	(21,291)
Issuance of shares on exercise of stock options (Note 11)	-	1,742	52,868
Issuance of common shares on at-the-market financing, gross (Note 10)	-	2,541,640	3,469,449
Proceeds from issuance of shares and warrants (Note 10)	19,644,906	4,000,000	5,939,967
Proceeds from issuance of shares on exercise of warrants (Note 14)	111,253	324,258	700,653
Proceeds from shares to be issued from exercise of Pre-Funded Warrants (Note 14)	10,300	-	-
Offering costs	(2,911,505)	(1,020,643)	(982,023)
Cash flows provided from financing activities	17,354,954	5,682,168	9,159,623

Investing activity
Purchase of property and equipment (Note 5)	(101,178)	(1,823,746)	(515,410)
Cash flows used in investing activities	(101,178)	(1,823,746)	(515,410)

Increase (decrease) in cash	4,744,816	(2,247,363)	2,389,228
Cash, beginning of year	1,897,061	4,144,424	1,755,196
Cash, end of year	6,641,877	1,897,061	4,144,424

Supplemental cash flow information
Interest paid	209,675	123,204	165,585
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“Nasdaq”).

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $13,747,480 for the year ended November 30, 2018 (2017 - $8,857,440; 2016 - $10,143,577), and has an accumulated deficit of $85,620,939 as at November 30, 2018 (November 30, 2017 - $71,873,459). The Company has a working capital of $3,408,814 as at November 30, 2018 (November 30, 2017 – working capital deficiency of $1,083,970). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products.

The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

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

References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the opening of the market on September 14, 2018.

In September 2018, the Company announced a one-for-ten share consolidation (the “reverse split”). At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the one-for-10 reverse split. The Company’s common shares began trading on each of the Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol "IPCI" at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(b)
Use of estimates (continued)

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

As at November 30, 2018 and 2017, the Company had no cash equivalents.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Property and equipment (continued)

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

(h)
Convertible debentures

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “2013 Debenture”) as described in Note 7. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $0.5 million (the “2018 Debenture”) as described in Note 7. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to shareholders’ equity.

(i)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products. Revenue is realized or realizable and earned when

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

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

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

Milestones (continued)

within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2018, the Company recognized $300,000 (2017 - $300,000) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which the Company recognized as revenue during the year ended November 30, 2017. As of November 30, 2018, the Company has recorded a deferred revenue balance of $2,362,500 (November 30, 2017 - $2,662,500) relating to the underlying contracts, of which $300,000 (November 30, 2017 - $300,000) is considered a current portion of deferred revenue.

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2018, the Company had raw materials inventories of $144,659 (2017 - $115,667), work in process of $73,927 (2017 - $Nil) and finished goods inventory of $33,065 (2017 - $Nil) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

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

(n)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 22,540,535, 980,791 and 754,027 common shares of the Company during fiscal 2018, 2017, and 2016, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2018, 2017 and 2016 as the effect would be anti-dilutive.

(r)
Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(t)
Recently adopted accounting pronouncements

In August 2016, the  Financial Accounting Standards Board ("FASB") issued  Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which makes eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 became effective on May 1, 2018. The Company adopted ASU 2016-15 and the amendments did not have any material impact on the Company’s financial position, results of operations, cash flows or disclosures.

(u)
Future accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09 (“Topic 606”), Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company anticipates that the adoption of Topic 606 will not have a material impact on the Company’s financial position, results of operations, and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company anticipates that the adoption of this standard will not have a material impact on the Company’s financial position, results of operations, and cash flows.

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

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(u)
Future accounting pronouncements (continued)

aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance on changes to the terms or conditions of a share-based payment award, which require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.
Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2018, the Company has an account receivable balance of $305,912 (2017 - $756,468) and an allowance for doubtful accounts of $66,849 (2017 - $66,849). Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
Cost
Balance at November 30, 2016	$295,296	$124,151	$129,860	$3,933,693	$1,205,811	$276,300	$76,458	$6,041,569
Additions	235,454	31,908	42,638	1,353,110	235,641	-	-	1,898,751
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320
Additions	20,336	-	-	80,842	-	-	-	101,178
Balance at November 30, 2018	551,086	156,059	172,498	5,367,645	1,441,452	276,300	76,458	8,041,498

Accumulated depreciation
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,222	4,151,931
Depreciation	47,811	13,622	10,747	379,158	49,154	19,376	970	520,838
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769
Depreciation	77,179	12,465	10,501	413,576	82,835	15,500	680	612,736
Balance at November 30, 2018	363,662	143,593	130,491	3,082,808	1,275,781	214,298	74,872	5,285,505

Net book value at:
November 30, 2017	$244,267	$24,931	$52,508	$2,617,571	$248,506	$77,502	$2,266	$3,267,551
Balance at November 30, 2018	$187,424	$12,466	$42,007	$2,284,837	$165,671	$62,002	$1,586	$2,755,993

As at November 30, 2018, there was $595,589 (November 30, 2017 - $728,309; November 30, 2016 - $266,963) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

As at November 30, 2018, there was $Nil (November 30, 2017 - $75,005) unpaid balance for purchased equipment. During the year ended November 30, 2018, the Company recorded depreciation expense within cost of goods sold of $2,352 (November 30, 2017 - $13,877; November 30, 2016 - $Nil).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2018, the Company recorded a $Nil write-down of long-lived assets (2017 - $Nil; 2016 – $Nil).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

6.
Accrued liabilities

	November 30, 2018	November 30, 2017
	$	$

Professional fees	229,170	400,796
Property taxes	-	111,970
Interest	17,413	54,110
Other	106,564	215,493
	353,147	782,369

7.
Due to related parties

Convertible debentures

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2018	2017
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, Payable monthly (“2013 Debenture”)	$1,350,000	$1,290,465
Convertible debenture payable to two directors and officers of the Company, unsecured, 10% annual interest rate, Payable monthly (“2018 Debenture”)	$440,358	-
	$1,790,358	$1,290,465

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture (as defined above) in the original principal amount of $1.5 million, which had an original maturity date of January 1, 2015. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date of the 2013 Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC 470-50-40, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date of the 2013 Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt.

The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date of the 2013 Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date of the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. There was no change in the fair value of the conversion option at the date of the modification. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture (as defined above) in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. The fair value of the 2018 Debenture will subsequently be accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debentures (continued)

Accreted interest expense during the year ended November 30, 2018 is $66,560 (2017 - $219,497; 2016 - $79,245), and has been included in the consolidated statements of operations and comprehensive loss.

In addition, the coupon interest on the convertible debentures for the year ended November 30, 2018 is $172,977 (2017 - $162,530; 2016 - $180,370), and has also been included in the consolidated statements of operations and comprehensive loss.

8.
Employee costs payable

As at November 30, 2018, the Company had $222,478 (2017 - $214,980) accrued vacation payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9.
Lease obligations

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2018:

Year ending November 30,	Operating Lease
$

2019	180,436
2020	180,436
360,872

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2018, the Company had 18,252,243 (November 30, 2017 – 3,470,451; November 30, 2016 – 2,978,999) common shares issued and outstanding and no preference shares issued and outstanding. As of November 30, 2018, there were 1,030,000 common shares to be issued due to exercise of 2018 Pre-Funded Warrants (as defined below), which were issued subsequently in December 2018.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 578,131 (2017 – 578,131) common shares or approximately 3% (2017 – 17%) of IPC.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
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

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company originally could from time to time sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on Nasdaq or otherwise. Under the equity distribution agreement, the Company was able at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale to the extent permitted under Rule 415 under the Securities Act of 1933, as amended, at such time and at such price as were acceptable to the Company, from time to time, by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company has paid Roth a commission, or allowed a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company also agreed to reimburse Roth for certain expenses relating to the at-the-market offering program.

During the year ended November 30, 2018, an aggregate of Nil (2017 – 110,815; 2016 – 147,126) common shares were sold on Nasdaq for gross proceeds of $Nil (2017- $2,541,640; 2016 - $3,469,449), with net proceeds to the Company of $Nil (2017 - $2,468,474; 2016 - $3,368,674), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

The underwriting agreement relating to the October 2018 offering described in Note 10 restricts the Company’s ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common shares equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2017, the Company recorded $137,363 as a financing cost in the statements of operations and comprehensive loss related to the base shelf prospectus filed in May 2014 and expired in July 2017 and to the at-the-market facility. For the year ended November 30, 2018, costs directly related to the at the-market facility of $Nil (2017 - $73,166; 2016 - $100,775) were recorded in share offering costs and $337,887 (2017 - $220,573; 2016 - $258,287) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility and base shelf prospectus. For the year ended November 30, 2018, the Company recorded $174,802 as a financing cost in the statements of operations and comprehensive loss related to the at-the-market offering program filed in November 2013.

(d)
In June 2016, the Company completed an underwritten public offering of 322,981 units of common shares and warrants, at a price of $16.10 per unit, as further described in Note 14. The warrants are

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 45,946 additional common shares at the public offering price of $16.10 per share in connection with subsequent partial exercises of the underwriter’s over- allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of these units of common shares and warrants were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional paid-in-capital.

(e)
In October 2017, the Company completed a registered direct offering of 363,636 common shares at a price of $11.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 181,818 common shares (the “October 2017 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, have a term of three years and have an exercise price of $12.50 per common share. The Company also issued to the placement agents warrants to purchase 18,181 common shares at an exercise price of $13.75 per share (the “October 2017 Placement Agent Warrants”). The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The October 2017 Warrants and the October 2017 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the October 2017 Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares, October 2017 Warrants and October 2017 Placement Agent Warrants were $500,492 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under Additional paid-in-capital.

(f)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the March 2018 Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in-capital.

(g)
In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the over-allotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the over-allotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the over-allotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit comprising of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018 Pre-Funded Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553, and the Company recorded a charge of $4,262,526 from Additional paid in capital to common shares under Capital stock. The Company has disclosed the terms used to value these warrants in Note 14.

As of November 30, 2018, there were 1,030,000 common shares to be issued due to exercise of 2018 Pre-Funded Warrants; no other October 2018 Warrants had been exercised.

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,825,224 based on the number of issued and outstanding common shares as at November 30, 2018. As at November 30, 2018, 279,257 options are outstanding and there were 1,545,967 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2018. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $45,793 related to vested performance options during the year ended November 30, 2018. These options were outstanding as at November 30, 2018.

In the year ended November 30, 2018, Nil (2017 – 37,600; 2016 - 35,500) stock options were granted to management and other employees and Nil (2017 – 12,000; 2016 - 10,500) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than nine years. For options that have an expected life of less than nine years the Company uses its own volatility. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30,	November 30,	November 30,
	2018	2017	2016

Volatility	-	71.7%	65.2%
Risk-free interest rate	-	1.56%	0.620%
Expected life (in years)	-	5.49	5.00
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	-	$7.50	$12.00

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

11.
Options (continued)

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2018			November 30, 2017			November 30, 2016
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding,
beginning of year	582,811	32.00	17.20	539,246	34.80	18.80	506,200	38.90	22.10
Granted	-	-	-	49,600	11.70	7.50	46,000	24.20	12.00
Exercised	-	-	-	(200)	23.20	12.00	(2,750)	25.70	16.80
Forfeiture	(25,533)	20.36	14.19	-	-	-	-	-	-
Expired	(1,627)	291.07	228.92	(5,835)	126.40	96.00	(10,204)	192.40	132.90
Balance,
end of year	555,651	31.75	16.69	582,811	32.00	17.20	539,246	34.80	18.80

Options
exercisable,
end of year	544,619	32.16	16.91	522,106	33.00	17.90	439,661	34.90	19.60

As of November 30, 2018, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	109,067	17.99	2.66	9.75	98,035	14.14	10.15
26.00 - 50.00	446,584	35.11	1.98	29.25	446,584	35.11	29.25
	555,651	31.75			544,619	32.16

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2018 is approximately $Nil (2017 - $788,887; 2016 - $2,366,659). During the year ended November 30, 2018, specific performance conditions were met as the FDA approved one ANDA for certain drugs, resulting in the vesting of 27,640 performance-based stock options. As a result, a stock-based compensation expense of $793,795 relating to these stock options was recognized in research and development expense (2017 - $1,577,772; 2016 - $620,632).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

11.
Options (continued)

For the year ended November 30, 2018, no options were exercised. For the year ended November 30, 2017, 200 options were exercised for cash consideration of $1,742. For the year ended November 30, 2016, 2,750 options were exercised for a cash consideration of $52,868.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$
Research and development	883,064	1,654,051	1,995,805
Selling, general and administrative	44,622	95,948	265,639
	927,686	1,749,999	2,261,444

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2018 (2017 – 4%; 2016 – 4%).

12.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the years ended November 30, 2018 and 2017, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2018, 10,279 (2017 – 9,413) DSUs are outstanding and 721 (2017 – 1,587) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2018, 2017 and 2016 in Additional paid in capital and accrued the following amounts as at November 30, 2018, 2017 and 2016:

	November 30, 2018		November 30, 2017		November 30, 2016
	$	shares	$	shares	$	shares

Additional paid in capital	7,565	866	30,355	1,738	31,628	1,674
Accrued liability	-	-	7,562	866	7,261	235

13.
Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 33,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

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

The offering was the sale of 181,500 units at a price of $17.20 per unit, with each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $21.00 per share (the “March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil. As at November 30, 2018, no March 2013 Warrants are outstanding.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common shares and warrants. The offering was the sale of 150,000 units at a price of $20.50 per unit, each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $25.50 per share (the “July 2013 Warrants”). As at November 30, 2018, no July 2013 Warrants are outstanding.

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares. The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rates of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2,608,695 2018 Option Warrants exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the over-allotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the over-allotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rates of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rates of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553, and the Company recorded a charge of $4,262,526 from Additional paid-in-capital to common shares under Capital stock.

As at November 30, 2018, 4,410,001 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 22,123,623 warrants including 2018 Firm Warrants outstanding and exercisable as of November 30, 2018:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

				Shares issuable
Warrant	Exercise price	Number outstanding	Expiry	upon exercise

June 2016 Warrants	$19.30	277,478	June 2, 2021	138,739
October 2017 Warrants	$12.50	181,818	October 13, 2020	181,818
October 2017 Placement
Agent Warrants	$13.750	18,181	October 13, 2020	18,181
March 2018 Warrants	$6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	$6.00	150,000	March 21, 2021	150,000
March 2018 Placement
Agent Warrants	$7.50	29,166	March 16, 2021	29,166
March 2018 Placement
Agent Warrants	$7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	$0.75	20,000,000	October 16, 2023	20,000,000
2018 Pre-Funded Warrants	$0.01	4,410,001	October 16, 2023	4,410,001
October 2018 Placement
Agent Warrants	$0.9375	1,160,314	October 16, 2023	1,160,314
		26,533,624		26,394,885

During the year ended November 30, 2018, other than Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants (2017 – 33,602; 2016 – 83,210) and no cashless exercise (2017 - Nil; 2016 - Nil) of warrants, resulting in the issuance of Nil (2017 – 16,801; 2016 – 35,791) and Nil (2017 - Nil; 2016 - Nil) common shares, respectively. For the warrants exercised, the Company recorded a charge to capital stock of $Nil (2017 - $430,573; 2016 - $1,030,719) comprised of proceeds of $Nil (2017 - $324,258; 2016 - $700,653) and the associated amount of $Nil (2017 - $106,315; 2016 - $330,066) previously recorded in Additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

Details of warrant transactions for the years ended November 30, 2018 and 2017 are as follows:

	Outstanding, December 1, 2017	Issued	Expired	Exercised	Rounding on consolidation	Outstanding, November 30, 2018
March 2013 Warrants	149,174	-	(149,174)	-	-	-
July 2013 Warrants	87,000	-	(87,000)	-	-	-
June 2016 Warrants	277,872	-	-	-	(394)	277,478
October 2017 Warrants	181,818	-	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	-	18,181
March 2018 Warrants	-	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	-	44,166	-	-	-	44,166
2018 Firm Warrants	-	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	-	16,563,335	-	(12,153,334)	-	4,410,001
October 2018 Placement
Agent Warrants	-	1,160,314	-	-	-	1,160,314
	714,045	38,209,481	(236,174)	(12,153,334)	(394)	26,533,624

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	October 2017 Warrants	October 2017 Placement Agent Warrants	Total
Outstanding, December 1, 2016	149,174	87,000	311,474	-	-	547,648
Issued	-	-	-	181,818	18,181	199,999
Exercised	-	-	(33,602)	-	-	(33,602)
Outstanding, November 30, 2017	149,174	87,000	277,872	181,818	18,181	714,045

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

15.
Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2018	2017	2016
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(3,643,080)	(2,347,222)	(2,688,048)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	263,650	488,769	640,481
Change in valuation allowance	4,861,770	2,128,819	2,683,775
Investment tax credit	(466,052)	-	-
Financing costs booked to equity	(1,049,430)	(269,715)	(281,063)
Difference in foreign tax rates	290	(651)	-
True up of tax returns	11,029	-	(356,095)
Tax loss expired and other	21,823	-	950
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$
Deferred tax assets
Non-capital loss carry-forwards	11,847,710	8,972,285	7,427,516
Book and tax basis differences
on assets and liabilities	1,041,360	863,215	3,409,343
Other	2,586,070	2,681,375	-
Investment tax credit	3,354,760	2,865,404	2,405,365
Undeducted research and
development expenditures	4,870,130	4,158,178	3,710,274
Capital loss carryforwards	326,060	326,064	-
Share issuance cost	1,152,750	436,427	-
Net operating loss carryforwards	-	14,135	-
	25,178,840	20,317,083	16,952,498
Valuation allowances for
deferred tax assets	(25,178,840)	(20,317,083)	(16,952,498)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2018, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	5,341,606
2037	5,694,760
2038	10,931,052
44,708,338

At November 30, 2018, the Company had a cumulative carry-forward pool of Canadian Federal SR&ED expenditures in the amount of approximately $18,377,849 (2017 - $15,690,203) which can be carried forward indefinitely.

At November 30, 2018, the Company had approximately $3,483,828 (2017 - $2,976,546) of unclaimed ITCs which expire from 2025 to 2038. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2018 or November 30, 2017.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2018 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2018, 2017 and 2016 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2018, 2017 and 2016.

The Company had no unrecognized tax benefits in 2018, 2017 and 2016, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

16.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2018, and continuing as at February 22, 2019, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, the Company had received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

16.
Contingencies (continued)

the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of the Company’s NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 overlapping patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. The Company believes that it has non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim. The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

16.
Contingencies (continued)

proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019, and discovery is ongoing.  The Company and the other defendants intend to vigorously defend themselves against the remainder of the claims asserted in the consolidated action.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc and Isa Odidi, defendants. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on the Toronto Stock Exchange during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

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

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2018		November 30, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,790,358	1,795,796	1,290,465	1,316,386

(i)
The Company calculates the interest rate for the convertible debentures and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debentures and the amounts due to related parties.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(a)
Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2018	2017
	$	$

Total accounts receivable	305,912	756,468
Less allowance for doubtful accounts	(66,849)	(66,849)
Total accounts receivable, net	239,063	689,619

Not past due	239,063	689,619
Past due for more than 31 days
but no more than 120 days	-	5,176
Past due for more than 120 days	66,849	61,673
Total accounts receivable, gross	305,912	756,468

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2018 and 2017, two customers accounted for substantially all the revenue and all the accounts receivable of the Company.

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
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

17.
Financial instruments (continued)

 (d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2018:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,643,437	-	-	-	-	2,643,437
Accrued liabilities	353,147	-	-	-	-	353,147
Related parties
Employee costs payable	222,478	-	-	-	-	222,478
Convertible debentures (Note 7)	52,274	1,376,805	12,603	12,466	537,808	1,991,956
	3,271,336	1,376,805	12,603	12,466	537,808	5,211,018

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

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$

Revenue
United States	1,712,731	5,504,452	2,247,002
	1,712,731	5,504,452	2,247,002

Total assets
Canada	11,474,227	7,396,781	7,974,689

Total property and equipment
Canada	2,755,993	3,267,551	1,889,638

19.
Subsequent event

In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture to Drs. Isa and Amina Odidi.

Item  19. Exhibits.

EXHIBIT INDEX

Number	Exhibit
1.1
Articles of Incorporation of the Company and certain Amendments thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

1.2
Articles of Amendment to the Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of September 2018 as filed on September 13, 2018)

1.3	By-Laws of the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
4.1	IPC Arrangement Agreement (incorporated herein by reference to Exhibit 4.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
4.2
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 276,394 of the Company's shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions (incorporated herein by reference to Exhibit 4.2 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.3
The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.51
Combined Series A/B common share purchase warrant for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.53 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011)

4.52	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2012 as filed on March 9, 2012)
4.53
12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.56 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.54
Lease as amended between Finley W. McLachlan Ltd. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada (incorporated herein by reference to Exhibit 4.57 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.55
Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.56(†)
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

4.57
Fifth Amendment to Lease Agreement dated November 28, 2014 between Finley W. McLachlan Properties Inc. and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada (incorporated herein by reference to Exhibit 4.65 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.58
Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.59
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

4.60
Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.61
Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.62
Underwriting Agreement between Intellipharmaceutics International Inc. and Dawson James Securities, Inc., dated May 27, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)

4.63	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)
4.64
Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.72 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.65
Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.66(†)
License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp. (incorporated herein by reference to Exhibit 4.74 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.67
Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.68	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.69	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.70
Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.71
Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.79 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.72
Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.80 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.73
Extension of Debenture Maturity Date dated as of October 1, 2018 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.29 to Amendment No. 1 to the Company's Registration Statement on Form F-1 as filed on October 5, 2018 (Registration No. 333-227448)

4.74
Form of Securities Purchase Agreement dated March 13, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.75	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.76	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.77
Engagement Letter by and between Intellipharmaceutics, Inc. and H.C. Wainwright & Co., LLC dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.78
Form of Securities Purchase Agreement dated March 19, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.79	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.80	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.81
Engagement Letter by and between Intellipharmaceutics, Inc. and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.82
10% convertible term debenture dated September 10, 2018 in principal amount of $500,000 (incorporated herein by reference to Exhibit 4.25 to the Company's Registration Statement on Form F-1 as filed on September 20, 2018 (Registration No. 333-227448))

4.83
Form of Notice to Warrant Holders pursuant to that certain Underwriting Agreement by and between the Company and Dawson James Securities, Inc., dated May 27, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.84
Form of Notice to Warrant Holders pursuant to that certain Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated October 10, 2017 (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.85
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated October 11, 2017 (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.86
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.87
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 13, 2018 (incorporated herein by reference to Exhibit 99.5 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.88
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 18, 2018 (incorporated herein by reference to Exhibit 99.6 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.89
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 19, 2018 (incorporated herein by reference to Exhibit 99.7 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.90	Engagement Letter between the Company and H.C. Wainwright & Co., LLC, dated as of August 15, 2018
4.91
Underwriting Agreement between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated October 12, 2018 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.92	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.93	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.94	Form of Underwriter Warrant (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
8.1(1)	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange
13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)
101(1)(2)
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.'s Annual Report on Form 20-F for the fiscal year-ended November 30, 2018, formatted in XBRL:

(i) Consolidated balance sheets as at November 30, 2018 and 2017
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016
(iii) Consolidated statements of shareholders' equity (deficiency) for the years ended November 30, 2018, 2017 and 2016
(iv) Consolidated statements of cash flows for the years ended November 30, 2018, 2017 and 2016
(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2018.

(2)
XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the U.S. Exchange Act, as amended, and otherwise is not subject to liability under these sections.

(†) Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Greg Powell
Greg Powell
Chief Financial Officer (Principal Financial Officer)

Intellipharmaceutics International Inc.

February 28, 2019