Form 20-F/A
Intellipharmaceutics International Inc.
filed 2019-03-04
CIK 1474835

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

Yes [_] No [X]

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the annual report on Form 20-F of Intellipharmaceutics International Inc. (the “Company”) for the fiscal year ended November 30, 2018, as filed with the Securities and Exchange Commission on February 28, 2019 (the “Original Filing”). This Amendment is being filed solely to (i) include information regarding the Company’s resubmission of its New Drug Application to the U.S. Food and Drug Administration for the Company’s Oxycodone ER product candidate on February 28, 2019; (ii) include hyperlinks to each listed exhibit as required by Form 20-F; and (iii) make revisions to (a) “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 6.A. Directors and Senior Management”, “Item 6.B. Compensation”, “Item 6.E. Share Ownership”, “Item 7.A. Major Shareholders”, “Item 8.A. Consolidated Statements and Other Financial Information”, and “Item 10.C. Major Contracts” of Part I of the Original Filing, and (b) “Item 19. Exhibits” of Part III of the Original Filing.

In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment. In addition, although no changes have been made to the financial statements included in Item 18 of Part III, the Consent of Independent Registered Chartered Accountants is included with this Amendment, filed as Exhibit 15.1 to this Amendment, and is dated as of the filing date of this Amendment.

This Amendment speaks as of the filing date of the Original Filing on February 28, 2019. For ease of reference, the entire Form 20-F, including all exhibits filed therewith, is included in this Amendment. Other than as set forth above, this Amendment does not, and does not purport to, amend, update, modify or restate any other information or disclosure included in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, statements relating to the currency of information without reference to a date and references to information being current as of “as of the date of this annual report”, “the date of this document” or “the date hereof” are current as of the February 28, 2019, filing date of the Original Filing.

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

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019.

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

In connection with any geographic expansion we may pursue, international operations would involve substantial additional risks, including, among others: difficulties complying with the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws, difficulties maintaining compliance with the various laws and regulations of multiple jurisdictions that may be applicable to our business, many of which may be unfamiliar to us, more complexity in our regulatory and accounting compliance, differing or changing obligations regarding taxes, duties or other fees, limited intellectual property protection in some jurisdictions, risks associated with currency exchange and convertibility, including vulnerability to appreciation and depreciation of foreign currencies, uncertainty related to developing legal and regulatory systems and standards for economic and business activities in some jurisdictions, trade restrictions or barriers, including tariffs or other charges and import-export regulations, changes in applicable laws or policies, the impact of and response to natural disasters, and the potential for war, civil or political unrest and economic and financial instability. The occurrence of any of these risks could limit our ability to pursue international expansion, increase our costs or expose us to fines or other legal sanctions, any of which could negatively impact our business, reputation and financial condition.

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

●
In October 2018, we announced that we had completed the clinical portion of our Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. Bioanalytical samples and statistical analysis for such studies are pending. Results from the studies were included in our response to the FDA Complete Response Letter which was submitted on February 28, 2019.

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

●
In July 2018, we announced that infringement claims related to one of the six original patents included in the Purdue litigation were dismissed without prejudice (as described below). As previously announced, in April 2017, we had received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., Rhodes Technologies, and another party had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER. The parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent (which is one of the six patents included in the original litigation case). On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019.

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

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019.

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

In September 2017, the Company received a CRL from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. The FDA granted our request for an extension to February 28, 2019 to resubmit our NDA for Oxycodone ER under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act. The Company has now met this deadline.

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

The table below outlines financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information:

			Loss per share
Quarter Ended	Revenue	Net loss	Basici	Dilutedi
	$	$	$	$
November 30, 2018	387,691	(3,784,512)	(0.67)	(0.67)
August 31, 2018	413,555	(3,954,104)	(0.91)	(0.91)
May 31, 2018	576,967	(2,859,276)	(0.68)	(0.68)
February 28, 2018	334,518	(3,149,588)	(0.91)	(0.91)
November 30, 2017	1,077,835	(2,510,936)	(0.76)	(0.76)
August 31, 2017	1,189,739	(2,550,314)	(0.83)	(0.83)
May 31, 2017	2,001,512	(1,805,329)	(0.59)	(0.59)
February 28, 2017	1,235,366	(1,990,861)	(0.66)	(0.66)

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

A.  Directors and Senior Management

DIRECTORS AND OFFICERS
The name and province of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd., are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board ..

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

Greg Powell, CPA, CGA – Chief Financial Officer

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

From August 2012 to November 2012, Mr. Powell was the chief financial officer of Shear Diamonds Ltd. (“Shear”), a reporting issuer in Alberta and British Columbia that was listed on the TSX Venture Exchange. On October 30, 2012, Shear, as a result of a lack of financial resources, was unable to prepare and file its third quarter interim financial statements and management discussion & analysis for the period ended August 31, 2012. As a result, a cease trade order was issued by the Alberta Securities Commission on November 1, 2012 and by the British Columbia Securities Commission on November 6, 2012, which cease trade orders have not been revoked as February 28, 2019. As a result, Shear was demoted from the TSX Venture Exchange to the NEX board of TSX Venture Exchange on May 15, 2013 and delisted from NEX on May 10, 2017. Mr. Powell resigned as an officer of Shear in November 2012.

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

Norman Betts – Non-Executive Director

            Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc and Adex Mining Inc.  He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc, New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

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

The employment agreement with Greg Powell, the Chief Financial Officer of the Company, effective February 11, 2019 entitles Mr. Powell to receive a base salary of C$180,000 per year, which is paid in Canadian dollars. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term. The Company can terminate this agreement without cause upon 3 to 12 months’ notice, depending on the length of employment. If the agreement is terminated without cause, payment instead of notice can be provided. Mr. Powell’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company.

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

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (C$)(e)(3)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Drs. Isa Odidi and Amina Odidi(1)	276,394	U.S.$36.20	Sept. 10, 2020	N/A	N/A	N/A
Dr. Isa Odidi	30,000 7,500 5,000 7,000 9,000 7,000	32.70 18.10 42.90 25.20 24.20 11.50	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Dr. Amina Odidi	30,000 7,500 5,000 7,000 9,000 7,000	32.70 18.10 42.90 25.20 24.20 11.50	Feb. 16, 2022 Apr. 13. 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
John Allport(2)	25,000 2,500 5,000 4,000 5,500	32.70 18.10 42.90 25.20 24.20	Feb. 16. 2022 Apr. 13, 2020 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Andrew Patient(4)	6,000 1,500	12.70 11.50	Oct. 20, 2027(4) Nov. 30, 2022(4)	N/A	N/A	N/A
Greg Powell(5)	10,000	N/A	N/A	N/A	N/A	N/A

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

(5)
Mr. Powell was appointed as Chief Financial Officer of the Company effective February 11, 2019. Mr. Powell’s employment agreement provides for the grant, pursuant and subject to the Option Plan, and as of the commencement of employment, of 10,000 options, of which 4,000 should vest immediately on issuance, 3,000 should vest on the first anniversary of his commencement date, and the remaining 3,000 should vest on the second anniversary of his commencement date. The exercise price of these options should be the volume weighted average trading price of the Company’s common shares on TSX and Nasdaq for the five business day preceding the approval of the issuance of the options by the Board. As of February 28, 2019, the grant of these options has not been approved by the Board.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)(3)
Eldon Smith	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	May 08, 2019 May 08, 2019 May 08, 2019 Feb. 28, 2019 May 08, 2019 May 08, 2019 May 08, 2019	N/A N/A N/A N/A N/A N/A N/A	10,279 N/A N/A N/A N/A N/A N/A	C$4,626 N/A N/A N/A N/A N/A N/A
Kenneth Keirstead	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Bahadur Madhani	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$32.20 C$42.90 C$25.20 C$24.20 C$11.50	Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Shawn Graham	N/A	N/A	N/A	N/A	N/A	N/A

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

Relevant Education and Experience

              Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc and Adex Mining Inc.  He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc, New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

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

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131(1)	2.64%	276,394 30,000 7,500 5,000 7,000 9,000 7,000	$36.20 C$32.70 C$18.10 C$42.90 C$25.20 C$24.20 C$11.50	10/09/2020 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	276,394 30,000 7,500 5,000 7,000 9,000 4,667	35,000(3) 166,666	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	578,131(1)	2.64%	276,394 30,000 7,500 5,000 7,000 9,000 7,000	$36.20 C$32.70 C$18.10 C$42.90 C$25.20 C$24.20 C$11.50	10/09/2018 16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021 30/11/2022	276,394 30,000 7,500 5,000 7,000 9,000 4,667	35,000(3) 166,666	N/A	N/A
John N. Allport	Consultant; Former Vice-President, Legal Affairs and Licensing and Former Director of the Company	11,055	0.5%	25,000 2,500 5,000 4,000 5,500	C$32.70 C$18.10 C$42.90 C$25.20 C$24.30	16/02/2022 13/04/2020 28/02/2019 30/11/2020 31/08/2021	25,000 2,500 5,000 4,000 5,500	N/A	N/A	Nil
Dr. Eldon Smith	Former Director of the Company	2,173	0.1%	1,000 2,500 3,750 3,750 2,000 3,500 2,667	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	08/05/2019 08/05/2019 28/02/2019 08/05/2019 08/05/2019 08/05/2019 08/05/2019	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	10,279	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	Nil	N/A
Bahadur Madhani	Director of the Company	750	0.003%	1,000 2,500 3,750 3,750 2,000 3,500 4,000	C$28.80 C$18.10 C$42.90 C$32.20 C$25.20 C$24.20 C$11.50	22/10/2019 13/04/2020 28/02/2019 30/11/2019 30/11/2020 31/08/2021 30/11/2022	1,000 2,500 3,750 3,750 2,000 3,500 2,667	N/A	Nil	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717	0.01%	5,000 1,500 1,500 2,500 1,500	C$38.20 C$18.10 C$25.20 C$24.20 C$11.50	24/05/2021 13/04/2020 30/11/2020 31/08/2021 30/11/2022	5,000 1,500 1,500 2,500 1,000	N/A	N/A	Nil
Andrew Patient	Former Chief Financial Officer of the Company	Nil	Nil	4,000 1,000	C$12.70 C$11.50	30/03/2019 30/03/2019	4,000 1,000	N/A	N/A	Nil
Totals		594,828	2.71%	526,561			518,728	201,666	10,279	Nil

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

A.  Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of February 28, 2019, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.6% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 1,182,525 common shares representing 5.25% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.). Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz reported on a Schedule 13-G/A, filed with the SEC on February 01, 2019, that they were each the beneficial owner of 1,944,978 common shares of the Company, representing approximately 9.96% of the Company’s common shares. Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099 common shares of the Company representing 9.99%  of the Company’s common shares; however, based on the number of common shares of the Company outstanding as at February 28, 2019, these 575,099 common shares currently represent approximately 2.6% of the Company’s common shares. To our knowledge, no other shareholder beneficially owns more than 5% of the issued and outstanding common shares of the Company.

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

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was due no later than February 28, 2019.  The Company has now met this deadline.

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

●
The Company entered into an engagement letter (the  “August 2018 Engagement Letter”) with Wainwright on August 15, 2018, pursuant to which Wainwright agreed to serve as (i) exclusive placement agent or underwriter for any offering in the United States of the securities of the Company to take place within the following 5 months, and (ii) exclusive agent or advisor in connection with the solicitation in respect of the Company’s outstanding warrants. The Company agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to a maximum of 8% of the aggregate gross proceeds raised by the Company from the sale of securities in each offering during the term of the engagement. The Company also agreed to grant to Wainwright, or its designees, warrants to purchase up to a maximum of 6% of the aggregate number of shares sold in the offering and issued on each closing. The August 2018 Engagement Letter provides that such warrants should have substantially the same terms as the other warrants sold in the offering, except that their exercise price should equal 125% of the offering price per share. The August 2018 Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Company agreed to pay Wainwright a management fee equal to 1% of the gross proceeds raised in the offering, a reimbursement for non-accountable expenses of $35,000 and for up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses, as well as a reimbursement for up to US$10,000 for the out-of-pocket costs of clearing agent settlement and financing. In addition, the Company granted Wainwright, for a period of 10 months from the closing of an offering, a right of first refusal to act as sole book-running manager or sole placement agent for every future public or private equity or debt offering using a manager or agent by the Company, or any of its successors or subsidiaries. The Company also agreed to a tail fee equal to the cash and warrant compensation provided in connection an offering if any investor to which Wainwright introduced the Company, or that Wainwright contacted, with respect to an offering during the term of the engagement provides the Company with capital in a public or private offering, or financing or capital raising transaction during the 12 month period following termination of the Company’s engagement of Wainwright.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2018		November 30, 2017
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3301		1.2888
	$	$	$	$
Assets
Cash	740,620	556,815	202,277	156,950
	740,620	556,815	202,277	156,950
Liabilities
Accounts payable and accrued liabilities	2,036,795	1,531,310	1,704,086	1,322,227
Employee cost payable	295,918	222,478	277,080	214,980
	2,332,713	1,753,788	1,981,166	1,537,207
Net exposure	(1,592,073)	(1,196,973)	(1,778,889)	(1,380,257)

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

4.90 (1)	Engagement Letter between the Company and H.C. Wainwright & Co., LLC, dated as of August 15, 2018
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

March 4, 2019