Form 20-F
period 2019-11-30
Intellipharmaceutics International Inc.
filed 2020-03-30
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended November 30, 2019

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

Dr. Amina Odidi, President, Chief Operating Officer and Acting Chief Financial Officer, Intellipharmaceutics International Inc., 30 Worcester Road,
 Toronto, Ontario M9W 5X2, Telephone: (416) 798-3001, Fax: (416) 798-3007
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common shares, no par value

As of November 30, 2019, the registrant had 22,085,856 common shares outstanding.

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations, plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB Venture Market (“OTCQB”) and Toronto Stock Exchange (“TSX”) requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19), including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid-based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules, which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”), challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (“Aximris XRTM”) product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

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

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™, PODRAS™. Regabatin™ XR and Aximris XR™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

We initially named our oxycodone hydrochloride extended-release tablets “Rexista™,” but later changed the name of our product candidate to “Aximris XR™” as the FDA did not approve the proposed name “Rexista”. References in this annual report, and/or the documents incorporated by reference herein or therein to Oxycodone ER, Rexista™ or Aximris XR™ are intended to refer to our oxycodone hydrochloride extended release tablets product candidate.

Unless the context otherwise requires, references in this document to (i) share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split (the “reverse split”) which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018, and (ii) “consolidation” or “share consolidation” are intended to refer to such reverse split. The Common Shares of the Company are currently traded on the OTCQB and the TSX.

PART I

Item 1.
Identity of Directors, Senior Management and Advisers

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

Not applicable.

Item 2
Offer Statistics and Expected Timetable

A.
Offer statistics

Not applicable.

B.
Method and expected timetable

Not applicable.

Item 3.
Key Information

A.
Selected Financial Data

The following selected financial data of the Company has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2019, 2018, 2017, 2016, and 2015. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in U.S. dollars, unless otherwise indicated.

(In thousands of U.S. dollars, except for per share data)
	As at and for the year ended November 30, 2019	As at and for the year ended November 30, 2018	As at and for the year ended November 30, 2017	As at and for the year ended November 30, 2016	As at and for the year ended November 30, 2015
	$	$	$	$	$
Revenue	3,481	1,713	5,504	2,247	4,094
Loss for the year	(8,085)	(13,747)	(8,857)	(10,144)	(7,436)
Total assets	3,797	11,474	7,397	7,975	5,224
Total liabilities	7,489	7,372	7,010	6,858	5,362
Net assets	(3,692)	4,102	386	1,116	(138)
Capital stock	45,561	44,328	35,290	29,831	21,481
Loss per share - basic and diluted	(0.37)	(2.89)	(2.86)	(3.80)	(3.13)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	21,580	4,762	3,101	2,670	2,377

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

Risks related to our Company

We have a history of operating losses, which may continue for the foreseeable future and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For fiscal year ended November 30, 2019, we reported net losses of $8,084,646, and negative cash flow from operating activities of $6,663,677. As of November 30, 2019, we had an aggregate accumulated deficit of $93,705,585. We anticipate that we will continue to report losses and negative operating cash flow. As a result of these net losses and other factors our independent auditors issued an audit opinion with respect to our financial statements for the three years ended November 30, 2019 that indicated that there is a substantial doubt about our ability to continue as a going concern.

There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. In addition to the other factors described in this annual report, our ultimate success will depend on how many of our product candidates receive approval by the FDA or Health Canada and the regulatory authorities of the other countries in which our products are proposed to be sold and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA, Health Canada or such other regulatory approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability. If we are unsuccessful in commercializing our products and/or securing sufficient financing, we may need to cease or curtail our operations.

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business.

Our business is capital intensive and requires significant investment to conduct the research and development, clinical and regulatory activities necessary to bring our products to market, which capital may not be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2018, we had a cash balance of $6.6 million. As of November 30, 2019, our cash balance was $64,622. We currently expect to meet short-term cash requirements from quarterly profit share payments from Par and by cost savings associated with managing operating expense levels. If we are able to supply products to our marketing and distribution partner, Tris Pharma (as defined below), and it achieves sales of our generic Seroquel XR®, generic Pristiq and generic Effexor XR at anticipated rates, then we may satisfy our cash needs with reduced staff and cost saving measures. We will need to obtain additional funding to further product commercialization activities and development of our product candidates. Potential sources of capital may include payments from licensing agreements, and/or new strategic partnership agreements which the Company is actively exploring. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward. If conditions permit, we intend to utilize the equity markets and/or debt financing to bridge any funding shortfall. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive approval by the FDA or Health Canada and the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive FDA or Health Canada or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR of Oxycodone ER 505(b)(2) product candidates, and selected generic product candidate development projects. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section), and some of those are still owed by the Company. For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, the delisting of our shares from Nasdaq, strategic alliance agreements and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then-existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the Purdue litigation and other litigation to which we are a party and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs, at all or in time to competitively market our products or product candidates.

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

We are a defendant in the litigation matters described in this annual report. The defense of such litigation may increase our expenses and divert our management’s attention and resources, and any unfavorable outcome could have a material adverse effect on our business and results of operations. Any adverse determination in such litigation, or any settlement of such litigation matters could require that we make significant payments. In addition, we may be the target of other litigation in the future. Any negative outcome in any ongoing or future litigation may have a material adverse effect on our business and financial condition.

Recent and future legal developments could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge.

In the United States and elsewhere, recent and proposed legal and regulatory changes to healthcare systems could prevent or delay our receipt of regulatory approval for our product candidates, restrict or regulate our post-approval marketing activities, and adversely affect our ability to profitably sell our products. We do not know whether additional legislative changes will be enacted, or whether the FDA’s regulations, guidance or interpretations will be changed, or what impact any such changes will have, if any, on our ability to obtain regulatory approvals for our product candidates. Further, the U.S. Centers for Medicare and Medicaid Services (“CMS”) frequently changes product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Also, increased scrutiny by the U.S. Congress of the FDA’s approval process could significantly delay or prevent our receipt of regulatory approval for our product candidates and subject us to more stringent product labeling and post-marketing testing and other requirements.

We operate in a highly litigious environment.

From time to time, we may be exposed to claims and legal actions in the normal course of business. There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an ANDA or 505(b)(2) new drug application (NDA) for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge prevents FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face and have faced such challenges and may continue to do so in the future.

As of the date of this annual report, we are not aware of any pending or threatened material litigation claims against us, other than as described in this annual report under the caption “Legal Proceedings and Regulatory Actions”. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights or such rights of others, business or licensing arrangements with other persons, product liability or financing activities. Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others. If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

We rely on maintaining as trade secrets our competitively sensitive know-how and other information, the intentional or unintentional disclosure of which could impair our competitive position.

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

Our founders potentially may be able to exercise influence over certain corporate actions.

Our founders, Drs. Amina and Isa Odidi, our President, Chief Operating Officer and Co-Chief Scientific Officer and our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, respectively, and shareholders of our Company, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate approximately 2.44% of our issued and outstanding Common Shares as of March 30, 2020 (and collectively beneficially owned in the aggregate approximately 19.71% of our Common Shares, including Common Shares issuable upon the exercise of outstanding options and the conversion of the 2018 Debenture (as defined below), May 2019 Debenture (as defined below) and the November 2019 Debenture (as defined below and collectively with the 2018 Debenture and the May 2019 Debenture, the “Debentures”). As a result, these shareholders potentially may be able to exercise influence over matters submitted to our shareholders for approval.

Approvals for our product candidates may be delayed or become more difficult to obtain if the FDA changes its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012 (“GDUFA”), was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, and product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2020, the user fee rate is $176,237.  For the FDA’s fiscal year 2020, the FDA will also charge an annual facility user fee of $210,662 plus a general program fee of $166,168. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products and generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

We cannot ensure the availability of raw materials.

Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies. While we attempt to manage the risk associated with such proprietary raw materials through contractual provisions in supply contracts, by management of inventory and by continuing to search for alternative authorized suppliers of such materials or their equivalents, if our efforts fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity, and scarcity as a result of any other reason (such as the novel coronavirus (COVID-19)), could adversely affect our ability to develop or manufacture our product candidates. In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.

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

Near-term revenue depends significantly on the success of our commercialized products

Our ability to generate significant near-term revenue will depend upon successful commercialization of our ANDA products.

Our ANDA product, a once daily generic Focalin XR® capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par Pharmaceutical, Inc. (“Par”). Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA (as defined in Item 4.B. below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par had 180 days of U.S. generic marketing exclusivity for those strengths. In November 2017, Par launched the remaining 5 and 40 mg strengths of generic Focalin XR®, complementing the 10, 15, 20, 25, 30 and 35 mg strengths previously launched and marketed by Par and providing us with the full line of general Focalin XR® strengths available in the U.S. market. Under the Par agreement (as defined below), we receive calendar quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance that commercialization of the product will produce significant revenue for us. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due.

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma the exclusive license to market, sell and distribute all strengths of generic Seroquel XR® (quetiapine fumarate extended-release tablets) in the United States. In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths and on September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute that product in the United States. Our Venlafaxine hydrochloride extended-release capsules received final approval from the FDA in the 37.5, 75 and 150 mg strengths in November 2018; and the Company announced an exclusive licensing agreement with Tris Pharma to market, sell and distribute that product in the United States in November 2019.

There can be no assurance that any strengths of products licensed to Tris Pharma will be successfully commercialized. We depend significantly on the actions of our marketing partner Tris Pharma in the commercialization of these licensed products and on their timely payment to us of the contracted payments as they come due.

Our near-term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded products are in the market. Although we have some NDA 505(b)(2) product candidates in our pipeline, these are at early stages of development. We have ANDAs still under review by the FDA and commercial alternatives for our products that have been approved by the FDA that are not licensed.

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

We believe that the revenues derived from our generic Focalin XR® capsules and other licensed products are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonal fluctuations in relation to generic Focalin XR® capsules (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

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

While we have our own manufacturing facility in Toronto, we rely on third-party manufacturers to supply pharmaceutical ingredients, and we will be reliant upon a third-party manufacturer to produce certain of our products and product candidates. Third-party manufacturers may not be able to meet our deadlines or adhere to quality standards and specifications. Our reliance on third parties for the manufacture of pharmaceutical ingredients and finished products creates a dependency that could severely disrupt our research and development, our clinical testing, and ultimately our sales and marketing efforts if such third party manufacturers fail to perform satisfactorily, or do not adequately fulfill their obligations. If our manufacturing operation or any contracted manufacturing operation is unreliable or unavailable, we may not be able to move forward with our intended business operations and our entire business plan could fail. There is no assurance that our manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards or current Good Manufacturing Practices (“cGMP”).

If our manufacturing facility is unable to manufacture our product(s) or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, it could have a material adverse impact on our business.

If our manufacturing facility fails to comply with regulatory requirements or encounter other manufacturing difficulties, it could adversely affect our ability to supply products. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with the current cGMP regulations. Compliance with FDA and Health Canada cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, record-keeping and quality assurance and control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects our manufacturing facility to possible legal or regulatory action, including shutdown, which may adversely affect our ability to manufacture product. Were we not able to manufacture products at our manufacturing facility because of regulatory, business or any other reasons, the manufacture and marketing of these products would be interrupted. This could have a material adverse impact on our business, results of operations, financial condition, cash flows and competitive position.

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

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays. Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices (“good clinical practices”), for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s cGMP regulations. Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

The effect of U.S. federal income tax law changes enacted in 2017 on the U.S. corporate income tax burden on our future U.S. operations cannot be predicted. Although such legislation reduced the maximum corporate income tax rate from 35% to 21%, it also introduced several changes that could increase our effective rate of tax to a rate in excess of 21% on any net operating income we earn in the future. For example, if our operations are highly leveraged, the new limitations on business interest deductions may prevent us from being able to reduce our corporate income tax base by a significant amount of interest incurred on debt necessary to fund operations. In addition, newly enacted limitations on a corporation’s ability to reduce its taxable income by net operating loss carryovers may prevent us from using prior year accumulated losses fully to offset taxable income earned in profitable years. Finally, if we make significant payments for interest, royalties, services and otherwise deductible items to our foreign affiliates, the base erosion minimum tax enacted in 2017 may apply to increase our effective rate of U.S. corporate income tax.

Shareholder ownership interest in the Company may be diluted as a result of future financings and acquisitions.

The Company may seek to raise funds from time to time in public or private issuances of equity in the near future or over the longer term. Sales of the Company’s securities offered through future equity offerings may result in substantial dilution to the interests of the Company’s current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that the Company might otherwise wish to effect sales. In addition, the Company may issue its Common Shares for various acquisitions in the future, which may also result in substantial dilution to the interests of the Company’s current shareholders.

Authorized capital includes an unlimited number of shares of Common Shares.

The Company’s authorized capital consists of an unlimited number of shares of one class designated as Common Shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to our Common Shares without the affirmative vote of two-thirds of the votes cast by the holders of the Common Shares. The Company’s Common Shares do not have pre-emptive rights to purchase additional shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. Under the U.S. Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on May 30, 2020.

In the future, we would lose our foreign private issuer status if a majority of our shares are owned by U.S residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the U.S. Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such transition and modifications would involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

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

There has been an increased public awareness of the problems associated with the potential for abuse opioid-based medications.

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

Federal, state and local governmental agencies have increased their level of scrutiny of commercial practices of companies marketing and distributing opioid products, resulting in investigations, litigation and regulatory intervention affecting other companies. A number of counties and municipalities have filed lawsuits against pharmaceutical wholesale distributors, pharmaceutical manufacturers and retail chains related to the distribution of prescription opioid pain medications. Policy makers and regulators are seeking to reduce the impact of opioid abuse on families and communities and are focusing on policies aimed at reversing the potential for abuse. In furtherance of those efforts, the FDA has developed an action plan and has committed to enhance safety labeling, require new data, strengthen post-market requirements, update the Risk Evaluation and Mitigation Strategy (REMS) program, expand access to and encourage the development of abuse-deterrent formulations and alternative treatments, and re-examine the risk-benefit profile of opioids to consider the wider public health effects of opioids, including the risk of misuse. Several states also have passed laws and have employed other clinical and public health strategies to curb prescription drug abuse, including prescription limitations, increased physician education requirements, enhanced monitoring programs, tighter restrictions on access, and greater oversight of pain clinics. This increasing scrutiny and related governmental and private actions, even if not related to a product that we intend to manufacture and commercialize, could have an unfavorable impact on the overall market for opioid-based products such as our Oxycodone ER product candidate, or otherwise negatively affect our business.

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

The cost of prescription pharmaceuticals has also been the subject of considerable discussion in the U.S. Members of Congress and the Trump administration have indicated that they will address such costs through new legislative and administrative measures. To date, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to pursue new legislative and/or administrative measures to control drug costs. The Trump administration has proposed a plan to reduce the cost of drugs. The Trump administration’s plan contains certain measures that the U.S. Department of Health and Human Services is already working to implement. For example, on October 25, 2018, CMS issued an Advanced Notice of Proposed Rulemaking (“ANPRM”), indicating it is considering issuing a proposed rule in the Spring of 2019 on a model called the International Pricing Index. This model would utilize a basket of other countries’ prices as a reference for the Medicare program to use in reimbursing for drugs covered under Part B. The ANPRM also included an updated version of the Competitive Acquisition Program, as an alternative to current “buy and bill” payment methods for Part B drugs. Such a proposed rule could limit our product pricing and have material adverse effects on our business.

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

Our business could be adversely affected by the current novel coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of the coronavirus was first identified in Wuhan, Hubei Province, China. Currently, this coronavirus spread to other parts of the world, including Canada as well as the United States, India and Europe from where we obtain services and supplies. As the virus has spread, we and third parties with which we contract are having to ask employees to temporarily work from home, which could adversely impact the productivity of our workforce or the workforce of third parties on which we rely for supplies and services required for our operations. The result is interruptions or delays in our business operations. The limitations on travel and interruption in global shipping may affect the transport of supplies and raw materials. Any disruption of our suppliers would likely impact our ability to conduct research and development and commercial operations, and ultimately materially adversely affect our operating results.

The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Risks related to our common shares

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of the Company’s Common Shares and make it difficult for the Company’s shareholders to resell their shares.

The Company’s Common Shares are quoted on the OTCQB tier of the OTC Markets. Trading in stock quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with the Company’s operations or business prospects. This volatility could depress the market price of the Company’s Common Shares for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like the New York Stock Exchange. These factors may result in investors having difficulty reselling any shares of the Company’s Common Shares.

We may on occasion be unable to timely file certain periodic reports and other documents with the regulatory bodies in Canada and the United States.

We may not be able to timely file with the regulatory bodies in Canada and the United States our year-end and quarterly financial statements and management discussion and analysis, or our Annual Information Form and annual report on Form 20-F by the requisite due dates. If we are not able to file any required reports and other documents in the future in the times specified by the U.S. Exchange Act, we will continue to lose our eligibility to use Form F-3 for future capital raises, and that could impair our ability to conduct public offerings of our stock. Our inability to timely file required reports in the future could materially and adversely affect our financial condition and results of operations.

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

Sales of a significant number of our Common Shares in the public markets, or the perception that such sales could occur, could depress the market price of the Common Shares.

Sales of a substantial number of our Common Shares or securities convertible or exchangeable into Common Shares in the public markets could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of Common Shares would have on the market price of our Common Shares.

As of March 30, 2020, we had approximately 23,678,105 Common Shares outstanding. In order to raise additional capital, we intend to offer additional Common Shares or other securities convertible into or exchangeable for our Common Shares. In addition, a substantial portion of our Common Shares are currently freely trading without restriction under the U.S. Securities Act, having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144.

If the holders of our registered Common Shares choose to sell such shares in the public market or if holders of our convertible securities exercise or convert their securities and sell the underlying Common Shares in the public market, or if holders of currently restricted Common Shares choose to sell such shares in the public market, the prevailing market price of our Common Shares may decline. The sale of shares issued upon the exercise of our securities convertible into or exchangeable for our Common Shares could also further dilute the holdings of our then-existing shareholders. In addition, future public sales by holders of our Common Shares could impair our ability to raise capital through equity offerings.

In November 2013, we established an at-the-market equity program pursuant to which we originally could, from time to time, sell up to 530,548 of our Common Shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations). We issued and sold an aggregate of 474,035 Common Shares for aggregate gross proceeds of $13,872,929 under the at-the-market program. On March 13, 2018, we terminated the continuous offering by us under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of our at-the-market program. If we seek to continue to offer and sell Common Shares under our at-the-market program, we would be required to file another prospectus supplement prior to making such additional offers and sales. We are not required to sell shares under the at-the-market program. Moreover, currently we do not meet the requirements to utilize our Form F-3 (described below) to issue any further securities at-the-market equity program (or otherwise) under the Form F-3.

On July 17, 2017, the Company’s most recent registration statement on Form F-3 (the “Shelf Registration Statement”) was declared effective by the SEC. The Shelf Registration Statement allows for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company’s Common Shares, preference shares, warrants, subscription receipts, subscription rights and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors (the “Board”), at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of March 30, 2020, the Company has issued 1,246,969 Common Shares (including shares issued under the at-the-market program described above) using the Shelf Registration Statement, and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus. As noted above, currently the Company does not meet the requirements to utilize its Form F-3 to issue any further securities under the Form F-3.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd“) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company. Our shareholders who received shares under the IPC Arrangement Agreement who were not deemed “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement were able to resell the Common Shares that they received without restriction under the U.S. Securities Act. The Common Shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.

As of March 30, 2020, there are currently Common Shares issuable upon the exercise of outstanding options and warrants and the conversion of the outstanding Debentures for an aggregate of approximately 28,213,854 Common Shares. To the extent any of our options and warrants are exercised and the Debentures are converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

There is no guarantee that an active trading market for our Common Shares will be maintained on OTCQB or TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our Common Shares is not active.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Shares.

The Company may, from time to time, issue additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of our Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or the perception that such sales could occur.

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

Our Common Shares are currently a “penny stock” under SEC rules. It may be more difficult to resell shares of Common Shares classified as “penny stock.”

Our Common Shares are a “penny stock” under applicable SEC rules. Transactions in securities that are traded in the United States by companies with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00 that are not traded on Nasdaq or on other securities exchanges may be subject to the “penny stock” rules promulgated under the U.S. Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:

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

●
As a result of these requirements, since our Common Shares are subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

As long as our stock price remains below $5.00 per share, our shareholders will face restrictions in using our shares as collateral for margin accounts.

The closing price of our Common Shares on the OTCQB on March 27, 2020 was $0.11 per share. If the market price of our Common Shares remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our Common Shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our Common Shares. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

Our shareholders may face significant restrictions on the resale of our Common Shares due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state.

Absent compliance with such individual state laws, our Common Shares may not be traded in such jurisdictions. Because the securities have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold our Common Shares for an indefinite period of time. You should therefore consider the resale market for our Common Shares to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

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

We may be classified as a “passive foreign investment company” (“PFIC”), for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our Company as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. Holders (as defined below) with respect to the sale or other disposition of our Common Shares acquired through the exercise of certain warrants. It may be possible for U.S. Holders of Common Shares to mitigate certain of these consequences by making an election (a so-called “QEF Election”) to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Internal Revenue Code (the “Code”); or a mark-to-market election under Section 1296 of the Code. A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. We believe that there is a substantial basis for concluding that we were not a PFIC during our 2019 taxable year and will not likely be a PFIC during our 2020 taxable year, although that conclusion is not free from doubt. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2020 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our Common Shares will depend to some extent on whether such U.S. Holder makes a QEF or mark-to-market election after acquisition of such shares through the exercise of warrants. Unless otherwise provided by the IRS, a U.S. holder of our Common Shares is generally required to file an informational return annually to report its ownership interest in the Company during any year in which we are a PFIC.

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

Other Risks

There are other unidentified risks.

The risks set forth above are not a complete list of the risks facing purchasers of our securities.  We acknowledge that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond.  There can be no assurance that we will succeed in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

Our agent for service in the United States is Corporation Service Company at 1090 Vermont Avenue N.W., Washington, D.C. 20005.

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen approved the IPC Arrangement Agreement that resulted in the October 22, 2009 court-approved merger of IPC Ltd. and another U.S. subsidiary of Intellipharmaceutics Inc., coincident with an arrangement pursuant to which a predecessor of the Company combined with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (the “IPC Arrangement Transaction”). The completion of the IPC Arrangement Transaction on October 22, 2009 resulted in the formation of the Company, which is incorporated under the laws of Canada and governed by the CBCA. The Common Shares of the Company are traded on the TSX and OTCQB.

For the years ended November 30, 2019, 2018 and 2017, we spent a total of $6,608,794, $10,827,293, and $9,271,353, respectively, on research and development. Over the past three fiscal years and up to March 30, 2020, we have raised approximately $26,936,546 in gross proceeds from the issuance of equity and convertible debt securities. Our Common Shares are listed on the TSX and on OTCQB under the symbol “IPCI” and “IPCIF” respectively.

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

B.
Business Overview

Corporate Developments

●
On February 5, 2020, we announced the resignation of Greg Powell, our Chief Financial Officer, for personal and family reasons. Mr. Powell has agreed to continue to offer his services to us through March 4, 2020 and is willing to continue thereafter on a consulting basis on mutually agreeable terms. Pending the hiring of a replacement for Mr. Powell, the functions of Chief Financial Officer for us will be carried out by our President and former Chief Financial Officer, Dr. Amina Odidi. Fazayill Shaideen, who has been our Controller for the past 8 years, will continue to handle accounting activities.

●
On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to review our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XRTM for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The FDA has continued to review the NDA, and the Company expects the FDA to take action on the application on completion of their review.

●
On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths approved for sale in the US market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in the aggregate principal amount of $250,000 (the "November 2019 Debenture"). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into Common Shares at a conversion price equal to $0.12 per Common Share. Up to an aggregate of 2,083,333 Common Shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, is now scheduled to mature on March 31, 2020. We used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer and Co-Chief Scientific Officer.

●
On November 7, 2019, we announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc. et al. case No. 1:17-cv-05761-JPO., an action pending in the Southern District of New York asserting claims under the U.S. federal securities laws on behalf of an alleged class of investors in Intellipharmaceutics Common Shares against us, our Chief Executive Officer, Dr. Isa Odidi, who is also a member of our Board, and a former Chief Financial Officer, Domenic Della Penna, had entered into a stipulation of settlement to resolve all claims asserted in the action. The settlement is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of $1.6 million, which we anticipate will be funded by available insurance. As part of the settlement, we also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to $400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that we and the other defendants continue to deny that we committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that we are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019. Given the lack of activity for the past several months, plaintiffs’ counsel filed on March 11, 2020, a letter on behalf of all parties jointly requesting a conference with the Court about the preliminary approval motion for the settlement.

●
On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended  by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled the mandatory settlement conference with the Magistrate Judge for April 23, 2020. The Company and other defendants intend to defend against the allegations set forth in the complaint.

●
On October 4, 2019 we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P. (“Purdue”), our ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and us have been stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. During a status update March 13, 2020, the stay was ordered to be continued. The parties are required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order had been issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the current litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged, and has now expired.

●
On September 30, 2019, pursuant to an ANDA sale agreement (the "Levetiracetam ANDA Agreement") we sold all of the assets relating to our ANDA for Levetiracetam extended-release 500 mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to the ANDA Repository, LLC (the "Levetiracetam ANDA Purchaser") in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year, equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase at any time the Transferred Levetiracetam ANDA for a purchase price of $1.

●
On September 5, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine Succinate ER in the 50 and 100 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
On August 15, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Quetiapine ER in the 50, 150, 200, 300 and 400 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
On July 24, 2019, we announced that the Company has been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss the Company’s NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” The Company had resubmitted the NDA on February 28, 2019 and the FDA assigned a Prescription Drug User Fee Act (“PDUFA”) goal date of August 28, 2019 for the application. Because of the postponement of the advisory committee meeting in respect of the application, the FDA did not meet that PDUFA goal date.

●
On July 8, 2019, we announced that the Company had obtained an equity financing commitment of up to $10,000,000 from Silverback Capital Corporation, a private investment firm. We have not used this commitment and are exploring terminating it.

●
On May 30, 2019, we announced that our pre-existing license to conduct activities with cannabidiol (“CBD”) had been migrated by Health Canada to a Cannabis Drug License (“CDL”) under the Cannabis Regulations. Our CDL allows us to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids. Previously, we were authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada because we hold a dealer's license under the Narcotics Control Regulations (“NCR”). With the CDL, a specific license for CBD, CBD is no longer covered under the controlled substance license.

●
On May 10, 2019, we announced that we had received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq®. Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor (“SNRI”) indicated for the treatment of major depressive disorder ("MDD").

●
On April 12, 2019, we and Mallinckrodt LLC ("Mallinckrodt") mutually agreed to terminate our license and commercial supply agreement with Mallinckrodt (the “Mallinckrodt agreement”). Effective August 12, 2019 the Mallinckrodt agreement was terminated.

●
On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture (as defined below), subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

●
As more fully described below (under the heading “Nasdaq Delisting and OTCQB Quotation”), in March 2019, a Nasdaq Hearings Panel (the “Nasdaq Panel”) determined to delist our Common Shares from Nasdaq based upon our non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our Common Shares began trading on the OTCQB, which is operated by the OTC Markets Group Inc., commencing on March 21, 2019. Our Common Shares are also listed on the TSX and our non-compliance with Nasdaq's bid price requirement did not impact our listing or trading status on that exchange.

●
On February 21, 2019, we and our CEO, Dr. Isa Odidi, were served with a Statement of Claim filed in the Superior Court of Justice of Ontario for a proposed class action under the Ontario Class Proceedings Act. The action was brought by Victor Romita, the proposed representative plaintiff, on behalf of a class of Canadian persons who traded Common Shares during the period from February 29, 2016 to July 26, 2017. The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleged that he and the class suffered loss and damages as a result of their trading in our shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. The defendants intend to vigorously defend the action and have filed a Notice of Intent to Defend.

●
In January 2019, we announced that we had commenced a R&D program of pharmaceutical CBD based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License (or “DEL”) and a dealer's license under the NCR. Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing CBD in Canada.

There can be no assurance that our products, including any of the products licensed to Tris Pharma, will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions (including the Philippines, Malaysia and Vietnam) that our desvenlafaxine extended-release will receive final FDA approval, or that any of our products will ever be successfully commercialized and produce significant revenue for us, or that the litigation cases against us can be resolved in our favor. Moreover, there can be no assurance that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us. Furthermore, there can be no assurance if or when the now-vacated dates in the Purdue litigation will be reinstated. There can also be no assurance that any of our provisional patent applications will successfully mature into patents.

Nasdaq Delisting and OTCQB Quotation

In March 2019, we received formal notice that the Nasdaq Panel had determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB under the symbol “IPCIF”, commencing on March 21, 2019. Our shares also are listed on the TSX under the symbol “IPCI” and our non-compliance with Nasdaq's requirements did not impact our listing or trading status on that exchange.

Our Company

On October 22, 2009, Intellipharmaceutics Ltd. and Vasogen Inc. completed the IPC Arrangement Transaction, a court-approved plan of arrangement and merger resulting in the formation of the Company, which is incorporated under the laws of Canada and the Common Shares of which are currently traded on the TSX and OTCQB.

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

In November 2005, we entered into a license and commercialization agreement with Par (as amended on August 12, 2011 and September 24, 2013, the “Par agreement”), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par.

In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. Revenues from sales of the generic Focalin XR® capsules continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due.

In October 2016, we announced we had entered into the Mallinckrodt agreement, a license and commercial supply agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug products:

■ Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved and launched
■ Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Approved
■ Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA under FDA Review

We agreed to manufacture and supply these licensed products exclusively for Mallinckrodt on a cost-plus basis. The Mallinckrodt agreement contained customary terms and conditions for an agreement of this kind and was subject to early termination in the event we did not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to Mallinckrodt, our then marketing and distribution partner, and Mallinckrodt launched all strengths in June 2017; however, the arrangement did not generate significant revenue. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma the exclusive license to market, sell and distribute in the United States Quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths.

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC.

On September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute in the United States Desvenlafaxine extended-release tablets in the 50 and 100 mg strengths.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths.

All three licensing agreements with Tris Pharma have an initial term of five years and include two-year renewal periods until terminated, and all provide for a share of net profits to us. The rights granted include a license to intellectual property necessary to distribute the licensed products in the US market. We will maintain all ownership of the licensed products and responsibility to manufacture the licensed products and supply exclusively to Tris Pharma on a cost-plus basis. The Tris Pharma agreements contain customary terms and conditions for agreements of this kind. There can be no assurance that any of the products licensed to Tris Pharma will be successfully commercialized and produce significant revenue for us.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We have been continuing to evaluate options to realize commercial returns on this product, particularly in international markets. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our metformin hydrochloride extended release tablets in the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

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

On September 30, 2019, pursuant to the Levetiracetam ANDA Agreement, we sold the Transferred Levetiracetam ANDA to the Levetiracetam ANDA Purchaser in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference for the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time.

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

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our R&D emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for Oxycodone ER and commencing other projects in our 505(b)(2) pipeline. In January 2019, we announced that we had commenced an R&D program of pharmaceutical CBD-based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. We are still exploring collaboration with potential commercialization partners in the cannabidiol industry, and had identified a potential supplier of CBD. There can be no assurance that any of our provisional patent applications will successfully mature into patents. We currently hold a Health Canada CDL. Under the CDL, we are currently authorized to possess, produce, sell and deliver drug products containing CBD in Canada. Prior to obtaining the CDL, we were authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada based on our dealer's license under the NCR. We have also identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent an overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the

Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The Company is working on the development of an Oxycodone immediate-release (IR) product incorporating this technology.

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$877	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$141	ANDA Repository(5)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	$838	Intellipharmaceutics and Tris Pharma (US)
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$385	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$208 (500 and 750 mg only)	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$112
Intellipharmaceutics and Tris Pharma (US)

Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements

Vietnamese distribution rights to unannounced pharmaceutical distributor

Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$523	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received approval for the 50 and 100 mg strengths from FDA	ANDA	$275	Intellipharmaceutics and Tris Pharma (US)
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$240	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$49	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules		Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,200	Intellipharmaceutics
Pregabalin extended-release capsules		Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$3,594	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$566	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	$653	Intellipharmaceutics

Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2020 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

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

(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

(5)
Pursuant to the Levetiracetam ANDA Agreement we sold the Transferred Levetiracetam ANDA to the Levetiracetam ANDA Purchaser, ANDA Repository, LLC, in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year, equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase at any time the Transferred Levetiracetam ANDA for a purchase price of $1. We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

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

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Keppra XR®. These multi-year agreements are each subject to early termination. There can be no assurance that the Company’s generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

On September 30, 2019, pursuant to the Levetiracetam ANDA Agreement, we sold the Transferred Levetiracetam ANDA to the Levetiracetam ANDA Purchaser in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference for the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity; however, we are continuing to evaluate options to realize commercial returns on this product, particularly in international markets.

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

Venlafaxine hydrochloride – Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor XR®, and the drug active venlafaxine hydrochloride, are indicated for the treatment of MDD. We are actively exploring the best approach to maximize our commercial returns from this approval. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine extended-release capsules in the 37.5, 75, and 150 mg strengths. Several other generic versions of the licensed products are currently available in the market and this limits the overall market opportunity. There can be no assurance that the Company’s venlafaxine hydrochloride extended-release capsules for the 37.5, 75, and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Seroquel XR®, and the drug active quetiapine fumarate, are indicated for use in the management of schizophrenia, bipolar disorder and major depressive disorder (MDD). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our then marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement and effective August 12, 2019 the Mallinckrodt agreement was terminated.

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

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute all strengths of our generic Seroquel XR® in the United States.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Pristiq®, and the drug active desvenlafaxine succinate, are indicated for use in the management of depression. We previously announced that we had entered into the Mallinckrodt agreement, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®).

On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement, and effective August 12, 2019 the Mallinckrodt agreement was terminated.

On September 5, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute the two strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenue for us.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended Release Tablets)

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

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a PDUFA, goal date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA’s “Abuse-Deterrent Opioids - Evaluation and Labeling” guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified all holders of the subject patents of such certification. On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

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

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case; however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial is scheduled for June 2020.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court. The Company and its management intend to continue to vigorously defend against these claims and firmly believe that we do not infringe the subject patents.

An order was issued on April 24, 2019 setting the trial date for the Company's ongoing Purdue litigation case, case number 17-392 in the District of Delaware, with the trial scheduled to begin on November 12, 2019 and the 30-month stay date was extended to March 2, 2020.

On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, have been stayed and the existing trial dates in both cases have been vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. During a status update March 13, 2020, the stay was ordered to be continued. The parties are required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order had been issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the current litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged and has now expired.

In June 2017, we announced that a joint meeting of the Advisory Committees of the FDA was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

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

In September 2017, the Company received a Complete Response Letter (“CRL”) from the FDA for the Oxycodone ER NDA, stating that it could not approve the application at that time. In its CRL, the FDA provided certain recommendations and requests for information, including that the Company complete studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration, provide additional information related to the inclusion of the blue dye in the formulation of the product, and submit an alternate proposed proprietary name for Oxycodone ER. The FDA required a response within a year of issuing the CRL, but granted our request for an extension to resubmit by February 28, 2019

In February 2018, the Company met with the FDA to discuss the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

The abuse liability studies for the intranasal route of abuse commenced in May 2018 with subject screening, while the studies for the oral route commenced in June 2018. The clinical part of both studies was completed, and the results included in the NDA resubmission.

In March 2019, the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA filed on February 28, 2019. The FDA had informed the Company that it considered the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA. The FDA also assigned a PDUFA goal date of August 28, 2019.

On July 24, 2019, we announced that the Company had been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss our NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement was not unique to our product and the Anesthetic and Analgesic Drug Products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA was going to be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing PDUFA timeline, but noted that, due to the postponement of the AADPAC meeting, it was possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the goal date of August 28, 2019.

In December 2019 we announced that a joint meeting of the Advisory Committees of the FDA had been scheduled for January 15, 2020 to review the NDA for Aximris XRTM abuse-deterrent oxycodone hydrochloride extended-release tablets.

On January 15, 2020, at a joint meeting of the Advisory Committees of the FDA to review our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XRTM for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application after completion of their review.

There can be no assurance that the studies submitted will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrent label claims or that the FDA will ultimately approve our NDA for the sale of Aximris XRTM in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market Oxycodone ER in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our Oxycodone ER and we will be the exclusive supplier of our Oxycodone ER. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product candidate will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Regabatin™ XR (Pregabalin Extended-Release)

Another of our non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica® CR, a controlled-release version of pregabalin. In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug, or Pre-IND, meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Oxycodone Hydrochloride IR Tablets (“IPCI006”) (Abuse Deterrent and Overdose Resistant Oxycodone Hydrochloride Immediate Release Tablets)

In November 2018, we announced that we had submitted an investigational new drug (“IND”) application to the FDA for our IPCI006 oxycodone hydrochloride immediate release tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates the Company’s PODRAS delivery technology and its nPODDDS™ technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, “parachuting,” injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets. The data generated from the studies conducted under this IND is expected to form part of an NDA seeking FDA approval for IPCI006 tablets.

If approved, IPCI006 may be the first immediate release formulation of oxycodone hydrochloride intended to simultaneously prevent or delay overdose and prevent abuse by intranasal or intravenous routes.

There can be no assurance that we will be successful in submitting any NDA with the FDA, that the FDA will approve the Company’s IPCI006 product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.

Other Potential Products and Markets

We are continuing our efforts to identify opportunities internationally, particularly in China, that could, if effectuated, provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. Discussions toward establishing a partnership to facilitate future development activities in China are ongoing. We have not at this time entered into and may not ever enter into any such arrangements.

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

Additionally, in January 2018, we announced we had commenced a R&D program of pharmaceutical cannabidiol, or CBD, based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient.

On May 30, 2019 we announced that the Company’s pre-existing license to conduct activities with CBD has been migrated by Health Canada to a CDL under the Cannabis Regulations. Our Cannabis Drug License allows the Company to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids. Only companies, such as our Company, with a Health Canada issued Drug Establishment License are eligible to apply for a Cannabis Drug License. There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

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

MANUFACTURING
We have internal manufacturing capabilities consisting of cGLP research laboratories and a current Good Manufacturing Process (“cGMP”) manufacturing plant for solid oral dosage forms at our facility located at 30 Worcester Road. Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that 30 Worcester Road Facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. The most recent inspections by FDA were conducted in July 2017 and June 2019; FDA issued close-out letters in both cases. Similarly, Health Canada completed an inspection of 30 Worcester Road Facility in September 2015 which resulted in a compliant rating. The most recent Health Canada inspection was conducted in June 2019 and a compliant rating was issued on August 15, 2019 Once we have completed certain renovations to our 22 Worcester Road Facility (as defined in Item 4.D. below), we plan to request an inspection by regulatory agencies which will determine compliance of the facility with cGMP.

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

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States, Japanese, Chinese, Indian, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A.	October 31, 2017	9,801,939	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,516	Compositions and Methods For Reducing Overdose
U.S.A.	July 11, 2017	9,700,515	Compositions and Methods For Reducing Overdose
U.S.A.	December 20, 2016	9,522,119	Compositions and Methods For Reducing Overdose
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	August 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	December 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	March 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	March 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A.	December 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A.	August 15, 2006	7,090,867	Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	October 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	November 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A.	August 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	November 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	October 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	May 5, 2017	9,636,306	Proton Pimp-Inhibitor Containing Capsules which Comprise Subunits Differently Structured for a Delayed Release of the Active Ingredient
U.S.A.	November 6, 2019	10,314,787	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	April 9, 2018	10,064,828	Pulsed Extended-Pulsed and Extended-Pulsed Drug Delivery Systems
U.S.A.	December 25, 2018	10,159,649	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	July 2, 2017	9,561,188	Controlled Release Delivery Device Comprising an Organosol Coat

U.S.A.	May 21, 2019	10,293,046	Compositions and Methods for Reducing Overdose
Japan	August 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	January 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	August 8, 2014	5,592,547	Drug Delivery Composition
Japan	August 30, 2013	5,349,290	Drug Delivery Composition
Japan	July 29, 2016	5,978,276	Pharmaceutical Composition having Reduced Abuse Potential
Japan	June 28, 2019	6,544,749	Compositions and Methods for Reducing Overdose
India	February 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
India	July 3, 2017	281,085	Drug Delivery Composition
India	January 19, 2017	279,389	Controlled Release Delivery Device Comprising an Organosol Coat
Europe	July 25, 2018	2,112,920	Proton Pump-Inhibitor Containing Capsules which Comprise Subunits Differently Structured for a Delayed Release of the Active Ingredient
Europe	November 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	November 29, 2016	2,910,865	Compositions and Methods for Reducing Overdose
Canada	May 28, 2019	2,648,278	Drug Delivery Composition
Canada	May 26, 2015	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same/ Controlled Release Delivery Device
Canada	January 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	April 8, 2014	2,576,556	Drug Delivery Device
Canada	March 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	June 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	September 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	February 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	March 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
China	May 11, 2016	200780019665	Drug Delivery Composition
China	November 25, 2015	ZL200780025611.X	Pharmaceutical Composition having Reduced Abuse Potential

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

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators who are experienced in conducting studies under good clinical practices guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an institutional review board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required.

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2020, the user fee rate is $176,237. For the FDA’s fiscal year 2020, the FDA will also charge an annual facility user fee of $210,662 plus a general program fee of $166,168. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

C.
Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics International Inc. and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of March 30, 2020.

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

Item 5.
Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2019, 2018 and 2017.

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

The following are selected financial data for the years ended November 30, 2019, 2018 and 2017.

	For the years ended
	November 30	November 30	November 30	Change		Change
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	$	$	$	$	%	$	%
Revenue:
Licensing	1,114,031	1,370,607	5,025,350	(256,576)	-19%	(3,654,743)	-73%
Up-front fees	2,366,485	342,124	479,102	2,024,361	592%	(136,978)	-29%
	3,480,516	1,712,731	5,504,452	1,767,785	103%	(3,791,721)	-69%

Cost of goods sold	33,068	124,870	704,006	(91,802)	-74%	(579,136)	-82%
Gross Margin	3,447,448	1,587,861	4,800,446	1,859,587	117%	(3,212,585)	-67%

Expenses:
Research and development	6,608,794	10,827,293	9,271,353	(4,218,499)	-39%	1,555,940	17%
Selling, general and administrative	4,167,801	3,476,450	3,287,914	691,351	20%	188,536	6%
Depreciation	505,803	610,384	506,961	(104,581)	-17%	103,423	20%
	11,282,398	14,914,127	13,066,228	(3,631,729)	-24%	1,847,899	14%

Loss from operations	(7,834,950)	(13,326,266)	(8,265,782)	5,491,316	-41%	(5,060,484)	61%
Net foreign exchange (loss) gain	(25,498)	8,592	(80,093)	(34,090)	-397%	88,685	-111%
Interest income	13,535	227	15,037	13,308	5863%	(14,810)	-98%
Interest expense	(247,516)	(255,231)	(389,239)	7,715	-3%	134,008	-34%
Financing cost	-	(174,802)	(137,363)	174,802	-100%	(37,439)	27%
Gain on settlement of convertible debt	4,419	-	-	4,419	N/A	-	N/A
Net loss before income taxes	(8,090,010)	(13,747,480)	(8,857,440)	5,657,470	-41%	(4,890,040)	55%

Provision for income taxes
Current tax expense	5,678	-	-	5,678	N/A	-	N/A
Deferred tax recovery	(11,042)	-	-	(11,042)	N/A	-	N/A
Net loss and comprehenisve loss	(8,084,646)	(13,747,480)	(8,857,440)	5,662,834	-41%	(4,890,040)	55%

Year Ended November 30, 2019 Compared to the Year Ended November 30, 2018

Revenue

The Company recorded revenues of $3,480,516 for the year ended November 30, 2019 versus $1,712,731 for the year ended November 30, 2018. Licensing revenue consisted primarily of commercial sales of the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths of generic Focalin XR® under the Par agreement. The higher increased revenue in the year ended November 30, 2019 compared to year ended November 30, 2018 is primarily due to the change in contract term with Mallinckrodt that terminated on August 12, 2019, and the recognition of up-front fees on the termination of the Mallinckrodt agreement.

We entered into separate license and commercial supply agreements with Tris, granting Tris exclusive licenses to market, sell and distribute in the United States Quetiapine Extended-Release (ER) Tablets in the 50, 150, 200, 300 and 400 mg strengths, Desvenlafaxine Succinate ER Tablets in the 50 and 100 mg strengths and Venlafaxine Hydrochloride ER Capsules 37.5 mg, 75 mg and 150 mg, which are all approved for sale in the US market by the FDA.

Cost of goods sold

The Company recorded cost of goods sold of $33,068 for the year ended November 30, 2019 versus $124,870 for the year ended November 30, 2018. Cost of sales reflects the Company’s manufacturing shipments of generic Seroquel XR® to Mallinckrodt.

Research and Development

Expenditures for R&D for the year ended November 30, 2019 were lower by $4,218,499 compared to the year ended November 30, 2018. The decrease is primarily due to significantly lower expenditures in clinical and other biostudies, stock-based compensation, as well as patent litigation expenses partially offset by higher third-party consulting fees.

In the year ended November 30, 2019, we recorded $212,357 of expenses for stock-based compensation for R&D employees compared to $883,064 for the year ended November 30, 2018.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2019 were lower by $3,547,792 compared to the year ended November 30, 2018. The decrease was mainly due to the decrease in expenditures on clinical studies and other biostudies as well as patent and litigation expenses and was partially offset by higher third-party consulting fees.

Selling, General and Administrative

Selling, general and administrative expenses were $4,167,801 for the year ended November 30, 2019 in comparison to $3,476,450 for the year ended November 30, 2018, resulting in an increase of $691,351. The increase is due to higher expenses related to administrative costs partially offset by a decrease in marketing cost and wages and benefits.

Administrative costs for the year ended November 30, 2019 were $2,783,421 in comparison to $1,793,724 in the year ended November 30, 2018. The increase for the year ended November 30, 2019 was due to the increase in professional and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2019 were $926,574 in comparison to $1,124,568 in the year ended November 30, 2018. For the year ended November 30, 2019, we recorded an expense of $52,211 against expense for stock-based compensation compared to an expense of $44,622 for the year ended November 30, 2018. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2019 were lower by $205,583 compared to the year ended November 30, 2018. During the year ended November 30, 2019, the Company reduced its head count to 31 employees from 59 as at November 30, 2018 and accrued severance of $180,499 for the terminated employees during the year ended November 30, 2019.

Marketing costs for the year ended November 30, 2019 were $324,586 in comparison to $421,401 in the year ended November 30, 2018. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2019 were $133,220 in comparison to $136,757 for the year ended November 30, 2018.

Depreciation

Depreciation expenses for the year ended November 30, 2019 were $505,803 in comparison to $610,384 in the year ended November 30, 2018. The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2019.

Foreign Exchange Gain

Foreign exchange loss was $25,498 for the year ended November 30, 2019 in comparison to a gain of $8,592 in the year ended November 30, 2018. The foreign exchange loss for the year ended November 30, 2019 was due to the weakening of the U.S dollar against the Canadian dollar during the year ended November 30, 2019 as the exchange rates changed to $1.00 for C$1.3289 as at November 30, 2019 from $1.00 for C$1.3301 as at November 30, 2018. The foreign exchange gain for the year ended November 30, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2018 as the exchange rates changed to $1.00 for C$1.3301 as at November 30, 2018 from $1.00 for C$1.2888 as at November 30, 2017.

Interest Income

Interest income for the year ended November 30, 2019 was higher by $13,308 in comparison to the prior period. For the year ended November 30, 2019, interest was higher largely due to interest received on input tax credit refunds under the SR&ED incentive program in the third quarter of 2019.

Interest Expense

Interest expense for the year ended November 30, 2019 was $247,516 in comparison to $255,231 in the year ended November 30, 2018. This is primarily due to interest paid in 2019 on the 2013 Debenture and May 2019 Debenture, which accrues interest at 12% annually, interest paid on the 2018 Debenture, which accrues interest at 10% annually, interest paid on the August 2019 Debenture (as defined below), which accrued interest at 8% annually and interest paid on the November 2019 Debenture, which accrues interest at 12% annually and the related 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3%, August 2019 Debenture being accreted at an annual effective interest rate of approximately 77.1% and November 2019 Debenture being accreted at an annual effective interest rate of approximately 152.4% in comparison to the year ended November 30, 2018 when the interest expense was related to the interest paid on the 2013 Debenture which accrued interest payable at 12% annually and 2018 Debenture which accrues interest payable at 10% annually and the related 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3%.

Net Loss

The Company recorded net loss for the year ended November 30, 2019 of $8,084,646 or $0.37 per common share, compared with a net loss of $13,747,480 or $2.89 per common share for the year ended November 30, 2018. In the year ended November 30, 2019, the lower net loss is attributed to the higher recognition of Mallinckrodt upfront fees due to the change in contract term with Mallinckrodt which was terminated effective August 12, 2019 compared to the original ten-year term combined with increased administrative expense related to professional and legal fees and decreased R&D expenses. In the year ended November 30, 2018, the net loss was attributed to lower recognition of Mallinckrodt upfront fees combined with increased R&D expenses.

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

Revenues from generic Seroquel XR® were well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Several initiatives to gain market share had shown some improved returns, however, the product did not achieve meaningful market penetration. The Mallinckrodt agreement was terminated effective August 12, 2019.

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

Interest Expense

Interest expense for the year ended November 30, 2018 was lower by $134,008 compared with the prior year. This is primarily due to interest expense paid on the 2013 Debenture, which accrued interest payable at 12% annually, as well as the 2018 Debenture, which accrues interest payable at 10% annually, and the related debenture being accreted at an annual effective interest of approximately 4.9% during the 2018 fiscal year in comparison to the fiscal year 2017 when we had only the 2013 Debenture with an effective interest of approximately 15.2%.

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

B.
Liquidity and Capital Resources

	For the year ended
	November 30,	November 30,	November 30,
	2019	2018	2017	Change (2019 vs 2018)		Change (2018 vs 2017)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,663,677)	(12,508,960)	(6,105,785)	5,845,283	-47%	(6,403,175)	105%
Cash flows provided from financing activities	100,896	17,354,954	5,682,168	(17,254,058)	-99%	11,672,786	205%
Cash flows used in investing activities	(14,474)	(101,178)	(1,823,746)	86,704	-86%	1,722,568	-94%
(Decrease) increase in cash	(6,577,255)	4,744,816	(2,247,363)	(11,322,071)	-239%	6,992,179	-311%
Cash, beginning of year	6,641,877	1,897,061	4,144,424	4,744,816	250%	(2,247,363)	-54%
Cash, end of year	64,622	6,641,877	1,897,061	(6,577,255)	-99%	4,744,816	250%

The Company had cash of $64,622 as at November 30, 2019 compared to $6,641,877 as at November 30, 2018. The decrease in cash during the fiscal year 2019 was mainly due to expenditures for R&D and selling, general, and administrative expenses which are partially offset by cash receipts from Par and cash inflow provided from financing activities. The increase in cash during the year ended November 30, 2018 was mainly due to the cash receipts provided from financing activities derived from the Company’s two registered direct offering in March 2018, the 2018 Debenture financing in September 2018 (the “2018 Debenture Financing”) and an underwritten public offering in October 2018, offset by ongoing expenditures in R&D and selling, general and administrative expenses.

In November 2013, the Company entered into an equity distribution agreement with Roth, pursuant to which the Company originally could sell up to a certain number of Common Shares through at-the-market issuances on Nasdaq or otherwise. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. The underwriting agreement relating to the October 2018 offering (described below) restricts the Company's ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of Common Shares or Common Share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement. Moreover, currently the Company does not meet the requirements to utilize its Registration Statement on Form F-3 to issue any further securities under at-the-market equity program (or otherwise) under the Form F-3.

For the year ended November 30, 2019, net cash flows used in operating activities decreased to $6,663,677 as compared to net cash flows used in operating activities for the year ended November 30, 2018 of $12,508,960. The decrease was primarily a result of the lower loss from operations, increase in accounts payable and accrued liabilities offset by a decrease in accounts receivable, as well as a decrease in prepaid expenses. R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2019 and November 30, 2018, R&D expense was $6,608,794 and $10,827,293, respectively. The decrease was mainly due to the decrease in clinical and other biostudies and patent and litigation expenses and offset by higher third-party consulting fees and employees’ salaries.

For the year ended November 30, 2019, net cash flows provided from financing activities were $100,896 and a decrease of $17,254,058, compared to the year ended November 30, 2018. Net cash flows from financing activities in the year ended November 30, 2019 related to the issuance of a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into Common Shares. The Company incurred $15,800 in debt issuance costs. In addition we issued two promissory notes payable, unsecured, non-interest bearing with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company, as well as, issuance of an unsecured November 2019 convertible debenture in the principal amount of $250,000, which bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. Financing activities in the year ended November 30, 2019 also related to the issuance of 2,793,334 common shares on exercise of 2018 Pre-Funded Warrants (as defined below) issued as part of the October 2018 financing for gross proceeds of $27,953 offset by the principal repayment of $300,000 made on the 2013 Debenture and the repayment of $161,920 made on the August 2019 Debenture. In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants”) pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 pre-funded units (“2018 Pre-Funded Units”), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance (the “October 2018 Placement Agent Warrants”). In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

For the year ended November 30, 2019, net cash flows used in investing activities of $14,474 related mainly to the purchase of lab and computer equipment. For the year ended November 30, 2018 net cash flows used in investing activities of $101,178 related mainly to the purchase of production, laboratory and computer equipment.

All non-cash items have been added back or deducted from the consolidated statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to be negatively impacted for the next several quarters. As of November 30, 2018, the Company had a cash balance of $6.6 million. As of November 30, 2019, our cash balance was approximately $65,000. We currently expect to meet short-term cash requirements from quarterly profit share payments from Par and by cost savings associated with managing operating expense levels. If we are able to supply products to our marketing and distribution partner, Tris Pharma, and it achieves sales of our generic Seroquel XR®, generic Pristiq and generic Effexor XR at anticipated rates, then we may satisfy our cash needs with reduced staff and cost-saving measures. We will need to obtain additional funding to further product commercialization activities and development of our product candidates. Potential sources of capital may include payments from licensing agreements, and/or new strategic partnership agreements which the Company is actively exploring. The Company has funded its business activities principally through the issuance of securities, loans from related parties and funds from development agreements. There is no certainty that such funding will be available going forward. If conditions permit, we intend to utilize the equity markets and/or debt financing to bridge any funding shortfall. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive approval by the FDA or Health Canada and the regulatory authorities of other countries in which our products are proposed to be sold and on whether we are able to successfully market our approved products. We cannot be certain that we will receive FDA or Health Canada or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates such as our RegabatinTM XR and Oxycodone ER 505(b)(2) product candidates and selected generic product candidate development projects. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue litigation, and some of those are still owed by the Company. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million (the “2018 Debenture”). The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the May 2019 Debenture was further extended to February 1, 2020. Effective January 31, 2020, the maturity date for the May 2019 Debenture was further extended to March 31, 2020.

On August 26, 2019, the Company completed a private placement financing of an unsecured debenture in the principal amount of $140,800 with Power Up Lending Group Ltd. (the “August 2019 Debenture). The August 2019 Debenture was scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into Common Shares after 180 days at a conversion price equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the Common Shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

On November 15, 2019, the Company issued the November 2019 Debenture, an unsecured convertible debenture in the principal amount of $250,000 that is now scheduled to mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into Common Shares of the Company at a conversion price of $0.12 per share.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, the delisting of our shares from Nasdaq, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the Purdue litigation and other litigation to which we are a party and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

C.
Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2019, 2018 and 2017, R&D expense was $6,608,794, $10,827,293 and $9,271,353, respectively.

D.
Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The lower net loss in the fourth quarter of 2019 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The lower net loss in the third quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of the Mallinckrodt agreement, lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of the Mallinckrodt agreement and lower R&D spending offset by higher selling, general and administrative expenses. The lower net loss in the first quarter of 2019 is primarily attributed to lower R&D spending offset by higher selling, general and administrative expenses and licensing revenues. The lower net loss in the fourth quarter of 2018 is primarily attributed to lower R&D spending and selling, general and administrative expenses offset by licensing revenues. The higher net loss in the third quarter of 2018 is primarily attributed to higher third-party R&D expenses as a result of clinical trials for Oxycodone ER, as well as increased patent litigation expenses. The lower net loss in the second quarter of 2018 is primarily attributed to slightly higher licensing revenues and lower R&D spending. The net loss in the first quarter of 2018 is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR®, along with higher R&D expenses.

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

			Loss per share
	Revenue	Net loss	Basici	Dilutedi
Quarter Ended	$	$	$	$
November 30, 2019	232,519	(1,333,074)	(0.04)	(0.04)
August 31, 2019	1,689,941	(1,454,325)	(0.07)	(0.07)
May 31, 2019	1,214,520	(2,072,798)	(0.10)	(0.10)
February 28, 2019	343,536	(3,224,449)	(0.16)	(0.16)
November 30, 2018	387,691	(3,784,512)	(0.67)	(0.67)
August 31, 2018	413,555	(3,954,104)	(0.91)	(0.91)
May 31, 2018	576,967	(2,859,276)	(0.68)	(0.68)
February 28, 2018	334,518	(3,149,588)	(0.91)	(0.91)

(i) Quarterly per share amounts may not sum due to rounding

E.
Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2019, the Company was not involved in any material unconsolidated SPE transactions.

F.
Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the Combined Properties (as defined in Item 4.B. above), comprising the Company’s premises that it operates from in the 30 Worcester Road Facility (as defined in Item 4.B. above) as well as the adjoining 22 Worcester Road Facility (as defined in Item 4.B. above), which is indirectly owned by the same landlord, which will expire in November 2020, subject to a 5 year renewal option. The Company also has an option to purchase the Combined Properties up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2020.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Accounts payable	3,757,018	3,757,018	-	-	-
Accrued liabilities	927,698	927,698	-	-	-
Income tax payable	5,678	5,678	-	-	-
Employee costs payable	893,864	893,864	-
Convertible debentures	1,851,058	1,851,058	-	-	-
Promissory notes payable	159,863	159,863	-	-	-
Total contractual obligations	7,595,179	7,595,179	-	-	-

G.
Safe Harbor

See “Disclosure Regarding Forward-Looking Information” in the introduction to this annual report.
 September
Item 6.
Directors, Senior Management and Employees

A.
Directors and Senior Management

DIRECTORS AND OFFICERS
The name and province of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd., are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board.

Name and Province of Residence	Position held with the Company	Officer/Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	September 2004
Dr. Amina Odidi(1) Ontario, Canada	President, Chief Operating Officer and Acting Chief Financial Officer and Director	September 2004
Norman Betts(2), New Brunswick, Canada	Director(5)	January 2019
Shawn Graham(3) (4), New Brunswick, Canada	Director	May 2018
Kenneth Keirstead(2)(3)(4) New Brunswick, Canada	Director	January 2006
Bahadur Madhani(2)(3) Ontario, Canada	Director	March 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Chemistry and Analytical Services	September 2004

Notes:

(1)
In addition to serving as President and Chief Operating Officer (and as a Director), Dr. Amina Odidi has (since the effective date of Greg Powell’s resignation described below) assumed the responsibilities of the Company’s Chief Financial Officer.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Corporate Governance Committee.

(5)
Dr. Betts was appointed a director of the Company on January 22, 2019 to fill the vacancy created by the resignation of Dr. Eldon Smith.

Greg Powell was appointed the Company’s Chief Financial Officer effective February 11, 2019. Mr. Powell resigned as the Company’s Chief Financial Officer on February 2, 2020 (effective March 4, 2020) for personal reasons.

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

Isa Odidi, Ph.D., MBA – Chairman, CEO, Co-Chief Scientific Officer and Executive Director

Dr. Isa Odidi has served as Chairman of the Board of the Company and Chief Executive Officer and Co-Chief Scientific Officer of the Company since September 2004. In 1998, Dr. Odidi co-founded Intellipharmaceutics Inc., the predecessor of publicly-traded Intellipharmaceutics International Inc. From 1995 to 1998, Dr. Odidi held positions, first as Director, then as Vice President of Research of Drug Development and New Technologies, at Biovail Corporation International, (now Valeant Pharmaceutical International, Inc.), a drug delivery company. Dr. Odidi currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada and is an Adjunct Professor at the Institute for Molecular Medicine in California. Dr. Isa Odidi is also the Chairman of Smart Pharmaceutical (Shanghai) Ltd, China. Dr. Odidi holds a Bachelor of Science degree in pharmacy from Ahmadu Bello University, Nigeria, a master of science in pharmaceutical technology, Ph.D. pharmaceutics from the University of London, and his MBA from Joseph L. Rotman School of Management, University of Toronto. He is also a graduate of the Western Executive Program, Ivey School of Business at the University of Western Ontario. Dr. Odidi was awarded an Honorary Doctor of Science degree (Honoris causa) from the University of Benin, Nigeria.

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

Norman Betts – Non-Executive Director

Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc. and Adex Mining Inc.  He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc., New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

From March 2006 until June 2013, Dr. Norman Betts served as a director of Starfield Resources Inc. (TSX: SRU) (“Starfield”). On August 22, 2013, Starfield was the subject of a cease trade order issued by the Ontario Securities Commission as a result of Starfield’s failure to file, inter alia, its audited annual financial statements, related management’s discussion and analysis and officer certifications for the year ended February 28, 2013. The order is still in effect. On April 18, 2013, Starfield’s shares were delisted from the TSX. On July 2, 2013, Starfield announced that it was deemed to have made an assignment in bankruptcy, effective at the close of business on June 28, 2013 for failure to file a proposal before the time for doing so had past pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada). Starfield had previously filed a Notice of Intention to Make a Proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PriceWaterhouseCoopers Inc. (“PwC”) was appointed as the trustee (“Proposal Trustee”) in Starfield’s proposal proceedings. Pursuant to an Order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired at the end of the day on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake Project in early June 2013. However, in consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield was deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013. PwC acted as the trustee in bankruptcy for Starfield.

Greg Powell, CPA-CGA – Former Chief Financial Officer

Greg Powell served as the Chief Financial Officer of the Company from February 2019 through to his resignation effective March 4, 2020. Mr. Powell has over 15 years of extensive experience as a senior financial professional, in large as well as small scale operations in industries ranging from international mining, exploration and construction to technology sector operations in multiple jurisdictions. In 2013, Mr. Powell became the Director of Finance for ViXS System Inc. (now Pixelworks Canada), a multimedia solutions innovator, where he was instrumental in streamlining the financial reporting process to meet public company standards. In August 2018, he became Director of Finance at Wave Financial, Inc., a private company that provides financial services for small businesses. Mr. Powell is a Chartered Professional Accountant – Certified General Accountant, and in 2012 was awarded Fellowship in the Association of Chartered Certified Accountants.

As of March 30, 2020, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 583,028 common shares, representing approximately 2.46% of the issued and outstanding common shares of the Company (and beneficially owned approximately 5,886,085 common shares representing 20.3% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.44% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,671,853 Common Shares representing 19.71% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase Common Shares held by directors and officers of the Company and the Debentures held by Drs. Amina and Isa Odidi.).

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the fiscal years ended November 30, 2019, November 30, 2018 and November 30, 2017 in respect of the Chief Executive Officer, the Chief Operating Officer, and the Chief Financial Officers (current and former) (“Named Executive Officers”). No other officers of the Company earned greater than C$150,000 in total compensation in the fiscal year ended November 30, 2019.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(c)	Share-based awards (U.S.$)(d)	Option-based awards (U.S.$)(2)(e)	Annual incentive plans(3)	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientific Officer	2019 2018 2017	$340,130 $350,306 $343,430	N/A N/A N/A	$104,373 $811,208 $1,609,573	102,039 N/A N/A	N/A N/A N/A	N/A N/A N/A	$13,545 $13,950 $13,676	$560,087 $1,175,465 $1,966,680
Dr. Amina Odidi, President, Chief Operating Officer and Co-Chief Scientific Officer	2019 2018 2017	$340,130 $350,306 $343,430	N/A N/A N/A	$104,373 $811,208 $1,609,573	102,039 N/A N/A	N/A N/A N/A	N/A N/A N/A	$13,545 $13,950 $13,676	$560,087 $1,175,465 $1,966,680
Andrew Patient, Former Chief Financial Officer (5)	2018 2017	$232,504 $54,395	N/A N/A	$11,619 $19,800	N/A N/A	N/A N/A	N/A N/A	$13,950 $3,419	$258,073 $77,614
Greg Powell, Former Chief Financial Officer (6)	2019 2018	$108,844 N/A	N/A N/A	$6,620 N/A	N/A N/A	N/A N/A	N/A N/A	$13,545 N/A	$129,009 N/A

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7525 to C$1.00 (2018 - U.S.$ 0.7750; 2017 – U.S. $0.7598) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amounts paid to each Named Executive Officer in fiscal 2019, 2018 and 2017 are as disclosed in the table.

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

(3)
Amount awarded at the discretion of the Board. The bonus was paid to Dr. Isa Odidi in the second quarter of 2019; no bonuses were paid during the fiscal year 2018

(4)
“All other compensation” includes car allowances and other miscellaneous benefits.

(5)
Mr. Patient served as the Company's Chief Financial Officer from September 6, 2017 until his resignation effective on November 30, 2018.

(6)
Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March 4, 2020.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate agreement relating to performance-based options applicable to Drs. Isa and Amina Odidi described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Isa Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually each year during the term of the agreement by 20% of the prior year’s base salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the Company’s deferred share unit plan (the “DSU Plan”); and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Isa Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Isa Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Isa Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of 20% each year and to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009 or C$452,000 per year. Pursuant to such amendment, Dr. Isa Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Isa Odidi is eligible to receive a bonus, based on his performance, and that of the Company, as determined by the Board. In February 2012, Dr. Isa Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In April 2013, Dr. Isa Odidi received a grant of 7,500 options of which 3,750 vested immediately on issuance and the remaining 3,750 vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Dr. Isa Odidi received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Dr. Isa Odidi received a grant of 7,000 options of which 4,900 vested immediately on issuance, with the remaining 2,100 options vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Dr. Isa Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Isa Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Isa Odidi received a grant of 500,000 options of which 166,667 vested immediately on issuance, 166,667 vested on March 20, 2020 and 166,666 will vest on March 20, 2021 at an exercise price of C$0.35 per share.

The employment agreement with Dr. Amina Odidi, the President, Chief Operating Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Amina Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually by 20% of the prior year’s base salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the DSU Plan; and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Amina Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Amina Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Amina Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of 20% each year and to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Pursuant to such amendment, Dr. Amina Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Amina Odidi is eligible to receive a bonus, based on her performance and the Company, as determined by the Board. In February 2012, Dr. Amina Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In April 2013, Dr. Amina Odidi received a grant of 7,500 options of which 3,750 vested immediately on issuance and the remaining 3,750 vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Dr. Amina Odidi received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Dr. Amina Odidi received a grant of 7,000 options of which 4,900 vested immediately on issuance, with the remaining 2,100 options vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Dr. Amina Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Amina Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Isa Odidi received a grant of 500,000 options of which 166,667 vested immediately on issuance, 166,667 vested on March 20, 2020 and 166,666 will vest on March 20, 2021 at an exercise price of C$0.35 per share.

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

Andrew Patient had served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective on November 30, 2018. The employment agreement with Andrew Patient, dated August 30, 2017, effective September 6, 2017, entitled Mr. Patient to receive a base salary of C$300,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement was terminated without cause, it required payment to Mr. Patient of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within six months of a change of control of the Company, it required payment to Mr. Patient of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Patient’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. Mr. Patient was granted 6,000 options, of which 2,000 vested immediately on issuance, 2,000 vested on October 20, 2018 and the remaining 2,000 were to vest on October 20, 2019 at an exercise price of C$12.70 per share. In November 2017, Mr. Patient received a grant of 1,500 options of which 500 vested immediately on issuance, 500 to vest on November 30, 2018 and the remaining 500 to vest on November 30, 2019 at an exercise price of C$11.50 per share. Mr. Patient’s options will cease to be exercisable 120 days after the date on which he ceased to be employed by the Company, i.e., the options ceased to be exercisable on March 30, 2019. As Mr. Patient resigned, no payment was made to him in connection with the termination of his employment.

Greg Powell had served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March 4, 2020. The employment agreement with Greg Powell, the former Chief Financial Officer of the Company, effective February 11, 2019 entitled Mr. Powell to receive a base salary of C$180,000 per year. In addition, he was to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) have a car allowance of C$1,000 per month. The employment agreement was for an indefinite term. The Company could terminate this agreement without cause upon 3 to 12 months’ notice, depending on the length of employment. If the agreement was terminated without cause, it required payment to Mr. Powell of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within 6 months of a change of control of the Company, it required payment to Mr. Powell of 12 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. Mr. Powell’s employment agreement contained intellectual property, non-competition and non-solicitation provisions in favor of the Company. In March 2019, Mr. Powell received a grant of 40,000 options of which 13,334 vested immediately on issuance, 13,333 were to vest on March 20, 2020 and 13,333 will vest on March 20, 2021 at an exercise price of C$0.35 per share. Mr. Powell’s options will cease to be exercisable 120 days after the date on which he ceased to be employed by the Company, i.e., the options will cease to be exercisable on July 2, 2020. As Mr. Powell resigned, no payment was made to him in connection with the termination of his employment.

John Allport had served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004 until his resignation effective on May 17, 2017. The employment agreement with Mr. Allport, effective September 1, 2004, provided for Mr. Allport to receive a base salary of C$95,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement was for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 25,000 options of which 17,500 vested immediately on issuance and the remaining 7,500 options vested on February 17, 2013 at an exercise price of C$32.70 per share. Mr. Allport’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favor of the Company. In April 2013, Mr. Allport received a grant of 2,500 options of which 1,250 vested immediately on issuance and the remaining 1,250 options vested on November 30, 2013 at an exercise price of C$18.10 per share. In March 2014, Mr. Allport received a grant of 5,000 options of which 2,500 vested immediately on issuance and the remaining 2,500 vested on November 30, 2014 at an exercise price of C$42.90 per share. In November 2015, Mr. Allport received a grant of 4,000 options of which 2,800 vested immediately on issuance, with the remaining 1,200 vested on November 30, 2016 at an exercise price of C$25.20 per share. In August 2016, Mr. Allport received a grant of 5,500 options of which 3,700 vested on issuance, with the remaining 1,800 were to vest on November 30, 2017 at an exercise price of C$24.20 per share. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide on-going services to the Company on an as-needed basis. The consulting agreement provides that Mr. Allport is to serve as a consultant to the Company to provide pharmaceutical business consulting services when requested from time to time. The agreement is terminable by either the Company or Mr. Allport on less than one-month notice and provides for such consideration as is mutually agreed from time to time. The consulting agreement includes intellectual property, non-competition and non-solicitation provisions in favor of the Company.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (C$)(e)(3)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Drs. Isa Odidi and Amina Odidi(1)	276,394	U.S.$36.20	Sept. 10, 2020	N/A	N/A	N/A
Dr. Isa Odidi	30,000 7,500 7,000 9,000 7,000 500,000	32.70 18.10 25.20 24.20 11.50 0.35	Feb. 16, 2022 Apr. 13. 2020 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Dr. Amina Odidi	30,000 7,500 7,000 9,000 7,000 500,000	32.70 18.10 25.20 24.20 11.50 0.35	Feb. 16, 2022 Apr. 13. 2020 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
John Allport(2)	25,000 2,500 4,000 5,500	32.70 18.10 25.20 24.20	Feb. 16. 2022 Apr. 13, 2020 Nov. 30, 2020 Aug. 31, 2021	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Andrew Patient(4)	6,000 1,500	12.70 11.50	N/A N/A	N/A	N/A	N/A
Greg Powell(5)	40,000	0.35	Mar. 20, 2029	N/A	N/A	N/A

Notes:

(1)
These option-based awards are held jointly.

(2)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004, until his resignation May 17, 2017.

(3)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and OTCQB for US$ exercise prices on November 30, 2019 (C$0.20 and US$0.15, respectively) and multiplying the result by the number of common shares underlying an option.

(4)
Mr. Patient served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective November 30, 2018. Mr. Patient’s options expired as of March 30, 2019.

 (5)
Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective March 4, 2020. Mr. Powell’s options will cease to be exercisable 120 days after he ceased to be employed by the Company (i.e., will cease to be exercisable on July 2, 2020).

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	N/A	N/A	N/A
Dr. Amina Odidi	N/A	N/A	N/A
Andrew Patient(2)	N/A	N/A	N/A
Greg Powell(3)	N/A	N/A	N/A

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
Mr. Patient served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective November 30, 2018. Mr. Patient’s options will cease to be exercisable 120 days after the date on which he ceased to be employed by the Company i.e. ceased to be exercisable on March 30, 2019.

(3)
Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective March 4, 2020. Mr. Powell’s options will cease to be exercisable 120 days after he ceased to be employed by the Company (i.e., cease to be exercisable on July 4, 2020).

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed fiscal year, it is estimated that an amount of up to approximately C$2.6 million would be payable to each of the Odidis, which is the amount that would have been payable through to September 30, 2022, at each of the Odidis’ current annual base salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2022, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2022. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

For a discussion of certain termination and change of control benefits under the employment agreement with Mr. Patient and Mr. Powell, see the description of their employment agreements under the heading “Employment Agreements” above.

Director Compensation

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(2)	(d)(3)	(e)	(f)	(g)	(h)
Eldon Smith(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kenneth Keirstead	C$38,000	N/A	C$16,878	N/A	N/A	N/A	C$54,878
Bahadur Madhani	C$45,000	N/A	C$16,878	N/A	N/A	N/A	C$61,878
Shawn Graham	C$33,500	N/A	C$11,252	N/A	N/A	N/A	C$44,752
Norman Betts	C$32,500	N/A	C$11,252	N/A	N/A	N/A	C$43,752

Notes:

(1)
Eldon Smith served as a Director to the Company from October 2009 until his resignation (effective January 9, 2019) to pursue other opportunities.

(2)
DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

(3)
Option-based awards for fiscal year 2019 were issued on March 20, 2019.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)(1)	(f)(2)	(g)
Kenneth Keirstead	2,500 2,000 3,500 4,000 60,000	C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	Apr. 13, 2020 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Bahadur Madhani	2,500 2,000 3,500 4,000 60,000	C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	Apr. 13, 2020 Nov. 30, 2020 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Shawn Graham	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A
Norman Betts	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2019 (C$0.20) and multiplying the result by the number of common shares underlying an option.

(2)
These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2019.

(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2019 (C$0.20) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)(2)	(d)
Kenneth Keirstead	N/A	N/A	Nil
Bahadur Madhani	N/A	N/A	Nil
Shawn Graham	N/A	N/A	Nil
Norman Betts	N/A	N/A	Nil

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $5,500,000 subject to a deductible loss payable by the Company of $1,500,000 (for securities claims) or $1,000,000 (for other claims). The premium payable by the Company for the period from November 30, 2019 to November 30, 2020 is $205,200.

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

Relevant Education and Experience

Norman Betts is a Professor, Faculty of Business Administration, University of New Brunswick, a Chartered Professional Accountant Fellow (FCPA) and a member of the Institute of Corporate Directors (ICD). Dr. Betts currently serves as a director and member of the audit committees of Tanzanian Royalty Exploration Corporation, 49 North Resources, Biotricity Inc. and Adex Mining Inc. He has extensive public company and Crown Corporation experience including having served on boards including Tembec Inc., New Brunswick Power Corporation, and the Bank of Canada.  He is also co-chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees. Dr. Betts is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a Ph.D. in Management from the School of Business at Queens University in 1992.

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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2018 to November 30, 2019.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2019 for filing with the Canadian provincial securities commissions and the SEC.

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

D.
Employees

The number of full-time employees as of the end of each of last three fiscal years is as follows:

	November 30, 2019	November 30, 2018	November 30, 2017
Research Employees	26	49	51
Administrative Employees	5	10	11

Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

The Company reduced the number of employees by 28 as a cost saving measure, and because of reduced activity in operations due to the financial condition of the Company. We currently intend to hire additional if and when the Company’s circumstances allow for such hirings.

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

E.
Share Ownership

The following table states the names of the directors and officers of the Company (current and during the last year), the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of March 30, 2020.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt(3)	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131(1)	2.44%	276,394(1) 30,000 7,500 7,000 9,000 7,000 500,000	$36.20 C$32.70 C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	10/09/2020 16/02/2022 13/04/2020 30/11/2020 31/08/2021 30/11/2022 20/03/2029	276,394(1) 30,000 7,500 7,000 9,000 7,000 333,334	1,779,661 166,666 2,083,333	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company	578,131(1)	2.44%	276,394(1) 30,000 7,500 7,000 9,000 7,000 500,000	$36.20 C$32.70 C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	10/09/2020 16/02/2022 13/04/2020 30/11/2020 31/08/2021 30/11/2022 20/03/2029	276,394(1) 30,000 7,500 7,000 9,000 7,000 333,334	1,779,661 166,666 2,083,333	N/A	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	2,500 2,000 3,500 4,000 60,000	C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	13/04/2020 30/11/2020 31/08/2021 30/11/2022 20/03/2029	2,500 2,000 3,500 4,000 40,000	N/A	N/A	N/A
Bahadur Madhani	Director of the Company	750	0.003%	2,500 2,000 3,500 4,000 60,000	C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	13/04/2020 30/11/2020 31/08/2021 30/11/2022 20/03/2029	2,500 2,000 3,500 4,000 40,000	N/A	N/A	N/A
Shawn Graham	Director of the Company	1,430	0.006%	40,000	C$0.35	20/03/2029	26,667	N/A	N/A	N/A
Norman Betts	Director of the Company	Nil	Nil	40,000	C$0.35	20/03/2029	26,667	N/A	N/A	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717	0.01%	5,000 1,500 1,500 2,500 1,500 40,000	C$38.20 C$18.10 C$25.20 C$24.20 C$11.50 C$0.35	24/05/2021 13/04/2020 30/11/2020 31/08/2021 30/11/2022 20/03/2029	5,000 1,500 1,500 2,500 1,500 26,667	N/A	N/A	N/A
Greg Powell	Former Chief Financial Officer	Nil	Nil	13,334	C$0.35	20/03/2029	13,334	N/A	N/A	N/A
Totals		583,028	2.46%	1,686,728			1,273,397	4,029,660	N/A	N/A

Notes:

(1)
578,131 represents the number of shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 276,394 performance-based options are jointly held by Drs. Amina and Isa Odidi, and 560,500 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)
On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the original principal amount of $1.5 million (the “2013 Debenture”), which was originally due to mature January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of US$30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. The maturity date of the 2013 Debenture was changed several times from the original maturity date. A principal repayment of $150,000 was made on April 1, 2017. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. After giving effect to such partial repayments, the 2013 Debenture was convertible at any time into 35,000 Common Shares at a conversion price of $30.00 per Common Share at the option of the holder. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. The maturity date for the May 2019 Debenture has been extended twice, to the current maturity date of March 31, 2020. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the May 2019 Debenture have agreed to extneded the May 2019 Debenture to May 15, 2020. On September 10, 2018, the Company completed the 2018 Debenture Financing in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture. On November 15, 2019, the Company issued to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into 2,083,333 Common Shares of the Company at a conversion price of $0.12 per Common Share at the option of the holder. The maturity date of the November 2019 Debenture is now March 31, 2020. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the November 2019 Debenture have agreed to extneded the May 2019 Debenture to May 15, 2020.

(4)
Includes options exercisable within 60 days of the date of this filing.

As of March 30, 2020, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 583,028 common shares, representing approximately 2.46% of the issued common shares of the Company (and beneficially owned approximately 5,886,085 common shares representing 20.3% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof).

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

A total of 2,199,310 options to purchase common shares have been issued, representing 8.1% of the shares issued and outstanding as of March 30, 2020. As of March 30, 2020, 17,200 options have been exercised under the Plan since inception. Included within the total outstanding options are performance-based options granted to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

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

●
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 33,000 common shares of the Company representing approximately 0.14% of the issued and outstanding common shares of the Company as of March 30, 2020.

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

(i)
be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessaryto comply with applicable law or the requirements of any regulatory authority or stock exchangeand any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)
alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;

(iii)
change any termination provision in any RSU;

(iv)
introduce features to the RSU Plan that would permit the Company to, instead of issuing commonshares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefitof participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

(v)
Introduce features to the RSU Plan that would permit the Company to, instead of issuing commonshares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;

(vi)
change the application of the adjustment provisions of the RSU Plan or the change of controlprovisions of the RSU Plan; or

(vii)
change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 33,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 0.14% of the Company’s common shares issued and outstanding as at March 30, 2020. No RSUs have been issued and none are outstanding as of March 30, 2020.

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

●
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 11,000 common shares of the Company, representing approximately 0.05% of the total number of issued and outstanding common shares as of March 30, 2020.

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

(i)
allow for the assignment or transfer of any right under the DSU Plan or a DSU creditedpursuantto the provisions of the DSU Plan other than as provided for under theassignability provisions inthe DSU Plan;

(ii)
increase the fixed maximum number of common shares which may be issued pursuant tothe DSUPlan; or

(iii)
amend the amendment provisions of the DSU Plan; and

●
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:

(i)
be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessaryto comply with applicable law or the requirements of any regulatory authority or stock exchangeand any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)
introduce features to the DSU Plan that would permit the Company to, instead of issuing commonshares from treasury upon the redemption of the DSUs, retain a broker and make payments for thebenefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

(iii)
introduce features to the DSU Plan that would permit the Company to, instead of issuing commonshares from treasury upon the redemption of the DSUs, make lump sum cash payments toparticipants;

(iv)
change the application of the adjustment provisions of the DSU Plan; or

(v)
change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 11,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.05% of the Company’s common shares issued and outstanding as at March 30, 2020. A total of nil DSUs have been issued, representing common share rights that comprise 0% of the common shares issued and outstanding as at March 30, 2020.

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

Item 7.
Major Shareholders and Related Party Transactions

A.
Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of March 30, 2020, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.44% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,671,853 common shares representing 19.71% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.) Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099, representing less than 10% of the Company’s common shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571, representing approximately 4.65% of the Company’s common shares. To our knowledge, no other shareholder beneficially owns more than 5% of the issued and outstanding common shares of the Company. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2019 there were a total of 343 registered holders of record of our common shares, of which 245 holders were registered with addresses in Canada holding in the aggregate approximately 3% of our 22,702,523 outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 97% of our 22,702,523 outstanding common shares, and 51 holders were registered with addresses in other nations holding in the aggregate 0% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B.
Related Party Transactions

In January 2013, we completed a private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture. The maturity date of the 2013 Debenture was changed several times from the original maturity date. In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the May 2019 Debenture was extended to February 1, 2020. Effective January 31, 2020, the maturity date for the May 2019 Debenture was further extended to March 31, 2020. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the May 2019 Debenture have agreed to extneded the May 2019 Debenture to May 15, 2020.  Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the May 2019 Debenture have agreed to extneded the May 2019 Debenture to May 15, 2020.

On September 10, 2018, the Company completed the 2018 Debenture Financing. The 2018 Debenture bears interest at a rate of 10% per annum, is payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020. The net proceeds of the 2018 Debenture were used for working capital and general corporate purposes.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). In November 2019, the August 2019 Debenture was fully paid.

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

On November 15, 2019, the Company issued the November 2019 Debenture, an unsecured convertible debenture in the principal amount of $250,000 that is now scheduled to mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into Common Shares of the Company at a conversion price of $0.12 per share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The original maturity of the November 2019 Debenture was December 31, 2019. Effective January 31, 2020, the maturity date for the November 2019 Debenture was extended to March 31, 2020. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the November 2019 Debenture have agreed to extneded the November 2019 Debenture to May 15, 2020.  Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company and holders of the May 2019 Debenture have agreed to extneded the November 2019 Debenture to May 15, 2020.

To the Company’s knowledge, Armistice, previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright; and (iii) the underwritten public offering completed in October 2018. Armistice reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s Common Shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571, representing approximately 4.65% of the Company’s Common Shares.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2019, and continuing as at March 30, 2020, we are not aware of any pending or threatened material litigation claims against us, other than the following as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue's file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

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

On or about June 26, 2018 the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim were filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a claims construction on the first case. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020.

The U.S. Federal Circuit Court of Appeal affirmed On April 4, 2019 the invalidity of one Purdue OxyContin® patent. The patent is: 9,060,976. The patent was nominally in our 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30-month litigation stay in either docketed case.

On October 4, 2019 following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties are required to provide a further status report no later than March 13, 2020. During a status update March 13, 2020, the stay was ordered to be continued. The parties are required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order had been issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the current litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged, and has now expired.

We are confident that we do not infringe any of the subject patents in either of the two cases and will vigorously defend against these claims.

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

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim.  The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin®. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019. On February 5, 2019, the court held an initial pretrial conference and entered a scheduling order governing discovery and class certification. In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation. As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.  On October 10, 2019, the Company provided notice that it was not able to satisfy those conditions.  As a result, it is possible that the parties will resume active litigation in the action in the near future.  If a settlement does not go forward, the Company and the other defendants intend to vigorously defend themselves against the remainder of the claims asserted in the consolidated action.

On November 7, 2019 the Company announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc., an action pending in New York reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which Intellipharmaceutics anticipates will be funded by available insurance. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019. Given the lack of activity for the past several months, plaintiffs’ counsel filed on March 11, 2020, a letter on behalf of all parties jointly requesting a conference with the Court about the preliminary approval motion for the settlement.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, were served with a Statement of Claim filed in the Superior Court of Justice of Ontario for a proposed class action under the Ontario Class Proceedings Act. The Action was brought by Victor Romita, the proposed representative plaintiff, on behalf of a class of Canadian persons who traded shares of the Company during the period from February 29, 2016 to July 26, 2017. The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the relevant period. On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020, the plaintiff served an Amendment Motion. The proposed Fresh as Amended Statement of Claim purports, among other things, to include common law claims for misrepresentation and added an additional representative plaintiff. The plaintiff’s Amendment Motion has been scheduled for April 21, 2020. The hearing of the Leave Motion has not yet been rescheduled and no date has been set for the hearing of the certification application. The defendants intend to vigorously defend the action and have filed a Notice of Intent to Defend.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S Securities Act by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended, by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective.  In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020. The Company and other defendants intend to vigorously defend against the allegations set forth in the complaint.   However, there can be no assurance that the case can be resolved in the Company's favor.

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

Item 9.
The Offer and Listing

Not Applicable, except for Item 9.A.4 and Item 9.C.

Our common shares are currently listed on OTCQB and on TSX under the symbols “IPCIF” and “IPCI”, respectively. Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed. Additional Information. See Item 4.B.

Item 10.
Additional Information

A.
Share Capital

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018. In March 2019, a Nasdaq Hearings Panel determined to delist the Company’s Common Shares from Nasdaq based upon its non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. The Company’s Common Shares began trading on the OTCQB commencing on March 21, 2019. The Company’s Common Shares are also listed on the TSX.

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2019, there were 22,085,856 common shares (November 30, 2018 – 18,252,243; November 30, 2017 – 3,470,451) and no preference shares issued and outstanding. As of March 30, 2020, there were 23,678,105 common shares and no preference shares issued and outstanding.

The number of shares outstanding increased as a result of the issuance of 2,793,334 common shares upon exercise of the same number of 2018 Pre-Funded Warrants and the issuance of 1,030,000 common shares in connection with the exercise of the same number of 2018 Pre-Funded Warrants as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018 and the issuance of 10,279 common shares due to the exercise of deferred share units. The number of shares outstanding increased as at November 30, 2018, as a result of the completion of the registered direct offerings of an aggregate of 883,333 common shares in March 2018 and the completion of the underwritten public offering in October 2018 for an aggregate of 827,970 Units, comprised of one common share and one 2018 Unit Warrant, an additional 1,947,261 common shares and 2,608,695 2018 Option Warrants pursuant to the over-allotment option exercised in part by the underwriter. In addition, we also issued 2018 Pre-Funded Warrants exercisable for 16,563,335 common shares, of which 12,153,334 2018 Pre-Funded Warrants were exercised as of November 30, 2018. In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we originally could from time to time sell up to 530,548 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise.  During the year ended November 30, 2019, we issued and sold an aggregate of Nil (2018 – Nil; 2017 – 110,815) common shares with an aggregate offering price of $Nil under the at-the-market program. During the year ended November 30, 2019, Roth received compensation of $Nil (2018 - $Nil; 2017 - $73,166) in connection with such sales.

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

Warrants

At November 30, 2019, an aggregate of 23,601,551 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.03 per common share. At March 30, 2020, an aggregate of 21,984,884 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.10 per common share.

Options

At November 30, 2019, an aggregate of 2,353,829 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $8.35 per common share and up to 131,150 additional common shares were reserved for issuance under our Option Plan.
				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,951,635	1.21	0.08	0.71	719,995	3.50	1.50
26.00 - 50.00	402,194	34.77	1.13	18.65	402,194	34.77	18.64
	2,353,829	8.35	-	-	1,122,189	17.12	-

 As of March 30, 2020, there were 2,199,310 Common Shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $8.85 per Common Share. As at March 30, 2020, up to 444,894 additional common shares were reserved for issuance under our Option Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the May 2019 Debenture was extended to February 1, 2020. Effective January 31, 2020, the maturity date for the May 2019 Debenture was further extended to March 31, 2020.

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

On August 26, 2019, the Company completed a private placement financing with Power Up Lending Group Ltd. of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that is now scheduled to mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The original maturity of the November 2019 Debenture was December 31, 2019. Effective January 31, 2020, the maturity date for the November 2019 Debenture was further extended to March 31, 2020.

Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2018 Debenture, the May 2019 Debenture and the November 2019 Debenture.

Deferred Share Units

At November 30, 2019, there were no DSUs issued and outstanding. From November 30, 2019 to March 30, 2020, no additional DSUs have been issued.

Restricted Share Units

At November 30, 2019, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2019 to the date of this report, no RSUs have been issued. At March 30, 2020, 33,000 RSUs are reserved for issuance under our RSU Plan.

Prior Sales

During the 12-month period prior to the date of this annual report, we have issued Common Shares, or securities convertible into Common Shares, as follows:

In January 2013, the Company completed the private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into Common Shares at a conversion price of $30.00 per Common Share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. No new proceeds were received by the Company as a result of this refinancing. The original maturity of the May 2019 Debenture was November 1, 2019. Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the May 2019 Debenture was extended to February 1, 2020. Effective January 31, 2020, the maturity date for the May 2019 Debenture was further extended to March 31, 2020.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

On September 10, 2018, the Company issued the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into Common Shares at any time prior to the maturity date at a conversion price of $3.00 per Common Share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that is now scheduled to mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The original maturity of the November 2019 Debenture was December 31, 2019. Effective January 31, 2020, the maturity date for the November 2019 Debenture was further extended to March 31, 2020.

During the 12-month period ended November 30, 2019, warrants (including Pre-Funded Warrants) to purchase an aggregate of 2,793,334 common shares were exercised.

During the 12-month period ended November 30, 2019, 1,887,000 options were granted, and no options were exercised.

Also during the 12-month period ended November 30, 2019, no DSUs were granted and 10,279 DSUs were exercised.

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

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018. In March 2019, a Nasdaq Hearings Panel determined to delist the Company’s Common Shares from Nasdaq based upon its non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. The Company’s Common Shares began trading on the OTCQB commencing on March 21, 2019. The Company’s Common Shares are also listed on the TSX.

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

●
In January 2013, the Company completed the private placement financing of the 2013 Debenture, an unsecured debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into Common Shares at a conversion price of $30.00 per Common Share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. As a result of a refinancing transaction, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture will now mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 1,779,661 Common Shares of the Company at a conversion price of $0.59 per Common Share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the May 2019 Debenture was extended to February 1, 2020. Effective January 31, 2020, the maturity date for the May 2019 Debenture was further extended to March 31, 2020.

●
Pursuant to placement agent agreements entered dated March 12, 2018 and March 18, 2018 between the Company and Wainwright, the Company completed, in March 2018, two registered direct offerings. The first offering consisted of 583,333 common shares at a price of $6.00 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 291,666 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agents warrants to purchase 29,166 common shares at an exercise price of $7.50 per share. In the second registered direct offering, we issued 300,000 common shares at a price of $6.00 per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 150,000 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agents warrants to purchase 15,000 common shares at an exercise price of $7.50 per share.

●
On August 15, 2018, the Company entered into an engagement letter (the “2018 Wainwright Engagement Letter”), pursuant to which Wainwright agreed to serve as (i) exclusive placement agent or underwriter for any offering in the United States of the securities of the Company to take place within the following 5 months, and (ii) exclusive agent or advisor in connection with the solicitation in respect of the Company’s outstanding warrants. The Company agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to a maximum of 8% of the aggregate gross proceeds raised by the Company from the sale of securities in each offering during the term of the engagement. The Company also agreed to grant to Wainwright, or its designees, warrants to purchase up to a maximum of 6% of the aggregate number of shares sold in the offering and issued on each closing. The 2018 Wainwright Engagement Letter provides that such warrants should have substantially the same terms as the other warrants sold in the offering, except that their exercise price should equal 125% of the offering price per share. The 2018 Wainwright Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Company agreed to pay Wainwright a management fee equal to 1% of the gross proceeds raised in the offering, a reimbursement for non-accountable expenses of $35,000 and for up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses, as well as a reimbursement for up to $10,000 for the out-of-pocket costs of clearing agent settlement and financing. In addition, the Company granted Wainwright, for a period of 10 months from the closing of an offering, a right of first refusal to act as sole book-running manager or sole placement agent for every future public or private equity or debt offering using a manager or agent by the Company, or any of its successors or subsidiaries. The Company also agreed to a tail fee equal to the cash and warrant compensation provided in connection an offering if any investor to which Wainwright introduced the Company, or that Wainwright contacted, with respect to an offering during the term of the engagement provides the Company with capital in a public or private offering, or financing or capital raising transaction during the 12-month period following termination of the Company’s engagement of Wainwright.

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

●
On August 15, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Quetiapine ER in the 50, 150, 200, 300 and 400 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
On September 5, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine Succinate ER in the 50 and 100 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

●
On November 15, 2019 the Company issued the November 2019 Debenture. The November 2019 Debenture is an unsecured convertible debenture in the principal amount of $250,000, is now scheduled to mature on March 31, 2020, bears interest at a rate of 12% per annum and is convertible into 2,083,333 Common Shares of the Company, at a conversion price of $0.12 per Common Share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The original maturity of the November 2019 Debenture was December 31, 2019. Effective January 31, 2020, the maturity date for the November 2019 Debenture was further extended to March 31, 2020.

●
On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths approved for sale in the US market by the FDA. Several other generic versions of these licensed products are currently available in the market.

●
On December 23, 2019, the Company entered into an engagement letter with Wainwright (the “2019 Wainwright Engagement Letter”) pursuant to which Wainwright agreed to serve as (i) exclusive agent or underwriter in any offering in the United States of securities of the Company during the term of the agreement and (ii) exclusive agent or advisor with respect to the solicitation with respect to the Company’s outstanding warrants. The engagement has a term of four months. The Company agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to a maximum of 8% of the aggregate gross proceeds raised in each closing from the sale of securities or warrants in each offering during the term of the engagement. The Company also agreed to grant to Wainwright, or its designees, warrants to purchase up to a maximum of 6% of the aggregate number of shares sold in the offering and issued on each closing. The 2019 Wainwright Engagement Letter provides that such warrants should have the same terms as the other warrants sold in the offering, except that their exercise price should equal 125% of the offering price per share. The 2019 Wainwright Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Company agreed to pay Wainwright a management fee equal to 1% of the gross proceeds raised in the offering, a reimbursement for non-accountable expenses of $35,000 and for up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses as well as a reimbursement for up to $10,000 for the out-of-pocket costs of clearing agent settlement and financing. In addition, the Company granted Wainwright, for a period of 12 months from the closing of an offering, a right of first refusal to act as sole book-running, sole manager, sole placement agent, sole underwriter or sole agent for every future public or private equity or debt offering using a manager or agent by the Company, or any of its successors or subsidiaries. The Company also agreed to a tail fee equal to the cash and warrant compensation provided in connection with an offering if any investor to which Wainwright introduced the Company, or that Wainwright contacted, with respect to an offering during the term of the engagement provides the Company with capital in a public or private offering, or financing or capital raising transaction during the 12 month period following termination of the Company’s engagement of Wainwright.

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

E.
Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following discussion is a general summary of certain material United States federal income tax considerations applicable to a U.S. holder arising from and relating to the consequences of the ownership and disposition of our common shares and warrants that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Code. This discussion does not address holders of other securities. This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes. The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares or warrants in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the IRS will take a view similar to those described in this summary as to any of the tax consequences discussed below.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. The applicable statutes, regulations, court precedents and other authorities may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. We cannot predict whether, when, or to what extent U.S. federal tax laws will be changed, or regulations, interpretations, or rulings will be issued or revoked, nor is the long-term impact of the significant changes made to the Code in 2017 known at this time.

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

For purposes of the income and asset tests, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received its proportionate share of the income of that other corporation. Under regulations proposed in 2019, similar rules would apply to a foreign corporation’s proportionate shares of the assets and income of a partnership in which it held, directly or indirectly, at least a 25% interest (measured by value). Also, for purposes of the income and asset tests, passive income does not include any income that is an interest, dividend, rent or royalty payment if it is received or accrued from a related person to the extent that amount is properly allocable to the active income of the related person. Under applicable attribution rules, if the Company is a PFIC, U.S. Holders of common shares will be treated as holding stock of the Company’s subsidiaries that are PFICs in certain circumstances. In these circumstances, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences for U.S. Holders under the PFIC rules.

We believe that we were not a PFIC during our 2019 taxable year and are unlikely to be a PFIC during our 2020 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict the composition of our future income and assets and the nature of our future activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years.

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

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for any dividends-received deduction otherwise available to U.S. corporations. Any amounts paid by a PFIC that are treated as dividends generally will not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code and will, therefore, not be eligible for the preferential 20% U.S. federal income tax rate for such income generally in effect for individuals under current law. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain may be treated as an excess distribution.

The QEF Election Alternative

A U.S. Holder of common shares (but not warrants) who elects (an “Electing U.S. Holder”) under Section 1295 of the Code, in a timely manner to treat us as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of (a) the Company’s ordinary earnings, as ordinary income, and (b) our net capital gains, as long-term capital gain. An Electing U.S. Holder will generally be subject to U.S. federal income tax on such amounts for each taxable year in which we are classified as a PFIC, regardless of whether such amounts are actually distributed to the Electing U.S. Holder. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of U.S. federal income tax on such amounts to the extent they remain undistributed, subject to certain limitations. However, if payment of such tax is deferred, the taxes ultimately paid will be subject to an interest charge calculated from the due date of the tax return for the relevant year with respect to which the QEF election applies until the date the tax is paid.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our common shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common shares (or has previously made a QEF election with respect to our common shares), the QEF election will apply to the newly acquired common shares, but the adverse tax consequences attributable to the period prior to exercise of the warrants, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired common shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election causes the U.S. Holder making such election to be treated as selling such common shares at their fair market value as of the effective date of the election (either the last day of the last year that the Company was a PFIC or the first day of the first taxable year for which a QEF election is in effect). The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

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

The mark-to-market rules generally do not appear to prevent the application of the excess distribution rules in respect of stock of any of our non-U.S. subsidiaries in the event that any of such subsidiaries were considered PFICs. Accordingly, if we and any of our non-U.S. subsidiaries were both considered PFICs and a U.S. Holder made a mark-to-market election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to the shares of stock in our non-U.S. subsidiaries that such holder owns indirectly.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF, PROCEDURES FOR MAKING, AND CONSEQUENCES OF A QEF ELECTION OR MARK-TO-MARKET ELECTION WITH RESPECT TO THE COMPANY’S COMMON SHARES.

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

If we are not a PFIC, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. Any amount considered to be a dividend received by a U.S. Holder who is an individual should be eligible for the 20% maximum rate of U.S. federal income tax under Section 1(h)(11) of the Code. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for any “dividends received deduction” otherwise available to certain U.S. corporate shareholders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Adjustments to Warrants

The terms of a warrant may provide for an adjustment to the number of common shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of our warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a related distribution of cash to the holders of our common shares which is taxable to the U.S. Holders of such common shares as described under “Distributions on Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest in our assets or earnings and profits.

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

Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year. The long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income other than qualified dividend income, as defined above. Currently, the maximum rate on long-term capital gains is 20% (possibly supplemented by the 3.8% Medicare surtax on net investment income described under “Additional Considerations” below), although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change. The deductibility of losses may be subject to limitations. As a result of the complexities in the rules and the uncertainty as to their future application, prospective U.S. Holders should consult their tax advisors.

Warrants

Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a warrant upon exercise of such warrant to acquire our common shares. A U.S. Holder’s tax basis in a warrant will generally be the price paid for the warrant or, with respect to a warrant acquired as part of an investment unit, the portion of the investment unit purchase price that is allocated to the warrant. Upon exercise of a warrant, the tax basis of the new common shares would be equal to the sum of the tax basis of the warrants in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the new common shares would begin on the date that the warrants are exercised. If a warrant lapses without exercise, the U.S. Holder will generally realize a capital loss equal to its tax basis in the warrant. Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of warrants.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common shares received upon exercise would equal the U.S. holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the common shares so acquired would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. If taxable exchange treatment applied, a U.S. Holder’s tax basis in the common shares received would equal the sum of the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the common shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

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

Additional Tax on Net Investment Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will generally be required to pay a 3.8% Medicare surtax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which, in the case of individuals, will generally be between U.S. $125,000 and U.S. $250,000 depending on the individual’s circumstances). A U.S. Holder’s “net investment income” may generally include, among other items, certain interest, dividends, gain, and other types of income from investments, minus the allowable deductions that are properly allocable to that gross income or net gain. U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares or warrants.

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

For example, U.S. federal income tax information reporting rules generally require certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally U.S. $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, and on certain other factors. Certain domestic entities that are U.S. Holders may also be required to file Form 8938 if both (i) such entities are owned at least 80% by an individual who is a U.S. citizen or U.S. tax resident (or, in some cases, by a nonresident alien who meets certain criteria) or are trusts with beneficiaries that are such individuals and (ii) more than 50% of their income consists of certain passive income or more than 50% of their assets is held for the production of such income. U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2019	2018
	$	$
Total accounts receivable	177,202	305,912
Less allowance for doubtful accounts	-	(66,849)
Total accounts receivable, net	177,202	239,063

Not past due	177,202	239,063
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	66,849
Total accounts receivable, gross	177,202	305,912

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company. For the year ended November 30, 2018, two customers accounted for substantially all the revenue and all the accounts receivable of the Company. The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2019. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

	November 30, 2019		November 30, 2018
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3,289		1.3,301
	$	$	$	$
Assets
Cash	48,407	36,426	740,620	556,815
	48,407	36,426	740,620	556,815
Liabilities
Accounts payable and accrued libilities	2,282,883	1,717,814	2,036,795	1,531,310
Employee cost payable	1,187,856	893,864	295,918	222,478
	3,470,739	2,611,678	2,332,713	1,753,788
Net exposure	(3,422,332)	(2,575,252)	(1,592,093)	(1,196,973)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2019:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,757,018	-	-	-	-	3,757,018
Accrued liabilities	927,698	-	-	-	-	927,698
Income tax payable	5,678	-	-	-	-	5,678
Employee costs payable	893,864	-	-	-	-	893,864
Convertible debentures	1,325,715	12,603	12,603	500,137	-	1,851,058
Promissory notes payable	159,863	-	-	-	-	159,863
Total contractual obligations	7,069,836	12,603	12,603	500,137	-	7,595,179

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2019, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12.
Description of Securities Other than Equity Securities.

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

None.

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of any principal, but the Company has not made interest payments on any related party Debentures since July 2019. The holders of the Debentures have waived any penalty related to the delayed payment of the interests due. Neither the Company nor its subsidiaries has any preferred shares outstanding.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2019.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We currently expect the transition to this new framework to continue through fiscal 2020. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2019. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2019.

Changes in Internal Control over Financial Reporting
During the year ended November 30, 2019, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

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

Item 16.
[Reserved]

Item 16A.
Audit Committee Financial Expert.

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Shawn Graham, each of whom is considered independent and financially literate (as such terms are defined under National Instrument 52-110 – Audit Committee). The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

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

See also Item 6.A.

Item 16B.
Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2019, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The following table summarizes the total fees paid or accrued by the Company for audit and other services provided by MNP, the Company’s external auditor since July 27, 2016, in relation to the fiscal year ended November 30, 2019 and 2018:

	2019	2018
Audit Fees(1)	$C171,200	$C139,100
Audit-Related Fees(2)	$C143,741	$C160,603
Tax Fees(3)	$C35,331	$C29,305
All Other Fees(4)	-	-
Total Fees	$C350,272	$C329,008

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

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2019 and 2018, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Item 16G. Corporate Governance.

The only stock exchange on which the Company’s Common Shares trade is the TSX, where the Common Shares are traded under the symbol “IPCI”. The Company’s Common Shares are not listed on a U.S. national securities exchange, but are quoted for trading on OTCQB under the symbol “IPCIF”. (Our Common Shares began trading on October 22, 2009, when the IPC Arrangement Agreement with Vasogen was completed; the Company is the successor issuer to Vasogen for reporting purposes under the U.S. Exchange Act.) The Company’s Corporate Governance guidelines are described in its Notice of 2019 Annual meeting of Shareholders and Management Proxy Circular furnished to the SEC on Report on Form 6-K filed on May 28, 2019.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17.
Financial Statements.

See Item 18 below.

Item 18.
Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2019, 2018 and 2017

Intellipharmaceutics International Inc.
November 30, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”) as of November 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three year period ended November 30, 2019, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended November 30, 2019, in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 /s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2016

Toronto, Ontario
February 28, 2020

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2019 and 2018
(Stated in U.S. dollars)
		2019	2018
		$	$
Assets
Current
Cash		64,622	6,641,877
Accounts receivable, net (Note 4)		177,202	239,063
Investment tax credits		775,736	998,849
Prepaid expenses, sundry and other assets		156,616	586,794
Inventory (Note 3)		349,131	251,651
		1,523,307	8,718,234

Property and equipment, net (Note 5)		2,273,406	2,755,993
		3,796,713	11,474,227

Liabilities
Current
Accounts payable		3,757,018	2,643,437
Accrued liabilities (Note 6)		927,698	353,147
Employee costs payable (Note 8)		893,864	222,478
Income tax payable (Note 15)		5,678	-
Promissory notes payable (Note 7)		159,863	-
Convertible debentures (Note 7)		1,744,813	1,790,358
Deferred revenue (Note 3)		-	300,000
		7,488,934	5,309,420
Deferred revenue (Note 3)		-	2,062,500
		7,488,934	7,371,920

Shareholders' equity (deficiency)
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
22,085,856 common shares		45,561,222	44,327,952
(November 30, 2018 - 18,252,243)
Additional paid-in capital		44,167,721	45,110,873
Accumulated other comprehensive income		284,421	284,421
Accumulated deficit		(93,705,585)	(85,620,939)
		(3,692,221)	4,102,307
Contingencies (Note 16)
		3,796,713	11,474,227

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss
For the years ended November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)
	2019	2018	2017
	$	$	$
Revenue
Licensing (Note 3)	1,114,031	1,370,607	5,025,350
Up-front fees (Note 3)	2,366,485	342,124	479,102
	3,480,516	1,712,731	5,504,452

Cost of good sold
Cost of goods sold	33,068	124,870	704,006

Gross Margin	3,447,448	1,587,861	4,800,446

Expenses
Research and development	6,608,794	10,827,293	9,271,353
Selling, general and administrative	4,167,801	3,476,450	3,287,914
Depreciation (Note 5)	505,803	610,384	506,961
	11,282,398	14,914,127	13,066,228

Loss from operations	(7,834,950)	(13,326,266)	(8,265,782)

Net foreign exchange (loss) gain	(25,498)	8,592	(80,093)
Interest income	13,535	227	15,037
Interest expense	(247,516)	(255,231)	(389,239)
Financing cost (Note 10)	-	(174,802)	(137,363)
Gain on settlement of convertible debt (Note 7)	4,419	-	-
Net loss before income taxes	(8,090,010)	(13,747,480)	(8,857,440)

Provision for income taxes (Note 15)
Current tax expense	5,678	-	-
Deferred tax recovery	(11,042)	-	-
Net loss and comprehensive loss	(8,084,646)	(13,747,480)	(8,857,440)

Loss per common share, basic and diluted	(0.37)	(2.89)	(2.86)

Weighted average number of common
shares outstanding, basic and diluted	21,580,059	4,762,274	3,101,448

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
For the years ended November 3, 2019, 2018 and 2017
(Stated in U.S. dollars)
				Accumulated		Total
		Captial	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2016	2,978,999	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 12)	-	-	30,355	-	-	30,355
Stock options to employees (Note 11)	-	-	1,749,999	-	-	1,749,999
Shares issued for options exercised (Note 11)	200	1,100	642	-	-	1,742
Proceeds from at-the-market financing (Note 10)	110,815	2,541,640	-	-	-	2,541,640
Proceeds from issuance of shares and warrants (Note 10 & 14)	363,636	3,257,445	742,555	-	-	4,000,000
Cost of warrants issued to placement agent (Note 14)	-	(86,196)	86,196	-	-	-
Share issuance cost (Note 10)	-	(685,319)	(108,912)	-	-	(794,231)
Issuance of shares on exercise of warrants (Note 14)	16,801	430,573	(106,315)	-	-	324,258
Modification of 2013 Debenture (Note 7)	-	-	273,796	-	-	273,796
Net loss	-	-	-	-	(8,857,440)	(8,857,440)
Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383

DSU's to non-management board members (Note 12)	-	-	7,565	-	-	7,565
Stock options to employees (Note 11)	-	-	927,686	-	-	927,686
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,658,564	5,993,472	13,651,434	-	-	19,644,906
Proceeds from exercise of Pre-Funded warrants (Note 14)	11,123,334	4,012,528	(3,901,275)	-	-	111,253
Shares to be issued from exercise of Pre-Funded warrants (Note 14)	-	371,551	(361,251)	-	-	10,300
Cost of warrants issued to placement agent (Note 14)	-	(602,981)	602,981	-	-	-
Share issuance cost (Note 10)	-	(736,652)	(2,568,321)	-	-	(3,304,973)
Beneficial conversion feature related to Debenture (Note 7)	-	-	66,667	-	-	66,667
Net loss	-	-	-	-	(13,747,480)	(13,747,480)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307

Stock options to employees (Note 11)	-	-	264,568	-	-	264,568
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 12)	10,279	225,612	(225,612)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	8,639	-	-	8,639
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(11,042)	-	-	(11,042)
Net loss	-	-	-	-	(8,084,646)	(8,084,646)
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
For the years ended November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)
	2019	2018	2017
	$	$	$
Net loss	(8,084,646)	(13,747,480)	(8,857,440)
Items not affecting cash
Depreciation (Note 5)	506,685	612,736	520,838
Financing cost	-	174,802	137,363
Provision for doubtful debts (Note 4)	(66,849)	-	66,849
Stock-based compensation (Note 11)	264,568	927,686	1,749,999
Deferred share units (Note 12)	-	7,565	30,355
Accreted interest on convertible debentures (Note 7)	54,469	66,560	219,497
Gain on settlement of convertible debt (Note 7)	(4,419)	-	-
Deferred income tax recovery (Note 15)	(11,042)	-	-
Unrealized foreign exchange loss	57,189	52,613	56,998

Change in non-cash operating assets & liabilities
Accounts receivable	61,861	450,556	(283,994)
Investment tax credits	223,113	(362,360)	44,647
Inventory	(97,480)	(135,984)	(115,667)
Prepaid expenses, sundry and other assets	430,178	(361,702)	175,550
Accounts payable, accrued liabilities and employee costs payable	2,359,518	106,048	599,220
Income tax payable	5,678	-	-
Deferred revenue (Note 3)	(2,362,500)	(300,000)	(450,000)
Cash flows used in operating activities	(6,663,677)	(12,508,960)	(6,105,785)

Financing activities
Repayment of principal on convertible debentures (Note 7)	(461,920)	-	(150,000)
Proceeds from promissory notes payable (Note 7)	159,863	-	-
Proceeds from shares to be issued from exercise of Pre-Funded Warrants (Note 14)	-	10,300	-
Proceeds from issuance of shares and warrants (Note 10 and 14)	-	19,644,906	4,000,000
Proceeds from issuance of shares on exercise of warrants (Note 14)	27,953	111,253	324,258
Repayment of capital lease obligations	-	-	(14,829)
Issurance of shares on exercise of stock options (Note 11)	-	-	1,742
Issurance of common shares on at-the-market financing, gross (Note 10)	-	-	2,541,640
Debenture financing, net (Note 7)	375,000	500,000	-
Offering costs	-	(2,911,505)	(1,020,643)
Cash flows provided from financing activities	100,896	17,354,954	5,682,168

Investing activity
Purchase of property and equipment (Note 5)	(14,474)	(101,178)	(1,823,746)
Cash flows used in investing activities	(14,474)	(101,178)	(1,823,746)

(Decrease) Increase in cash	(6,577,255)	4,744,816	(2,247,363)
Cash, beginning of year	6,641,877	1,897,061	4,144,424
Cash, end of year	64,622	6,641,877	1,897,061

Supplemental cash flow information
Interest paid	139,787	209,675	123,204
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market (“OTCQB”).

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost-plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $8,084,646 for the year ended November 30, 2019 (2018 – $13,747,480; 2017 – $8,857,440) and has an accumulated deficit of $93,705,585 as at November 30, 2019 (November 30, 2018 - $85,620,939). The Company has a working capital deficiency of $5,965,627 as at November 30, 2019 (November 30, 2018 – working capital of $3,408,814). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of the other countries in which its products are proposed to be sold and whether it is able to successfully market approved products. The Company cannot be certain that it will receive FDA, Health Canada, or such other regulatory approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs, or at all.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain sufficient additional capital, it will raise substantial doubt about the Company’s ability to continue as a going concern, realize its assets and pay its liabilities as they become due. The Company’s cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance its product pipeline and selling, general and administrative expenses to support its commercialization efforts. Depending upon the results of the Company’s R&D programs, the impact of the litigation against the Company and the availability of financial resources, the Company could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

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

References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse stock split (known as a share consolidation under Canadian law) (the “reverse split”) which became effective on each of The Nasdaq Stock Market LLC (“Nasdaq”) and TSX at the opening of the market on September 14, 2018. The term “share consolidation” is intended to refer to such reverse split and the terms “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

In September 2018, the Company announced the reverse split. At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a share consolidation of the issued and outstanding common shares of the Company on the basis of a share consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the 1-for-10 reverse split.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(a)
Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol "IPCI" at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2018 except for the adoption of ASC 606 “Revenue from Contracts with Customers” (“ASC 606”), and Accounting Standards Update (“ASU”) No. 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), as further discussed below in Notes 3 and 17.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

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

As at November 30, 2019 and 2018, the Company had no cash equivalents.

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
November 30, 2019, 2018 and 2017
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

Assets	Basis	Rate
Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over the term of lease

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

(h)
Convertible debentures

In fiscal year 2013, the Company issued an unsecured convertible debenture in the principal amount of $1,500,000 (the “2013 Debenture”). At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(h)
Convertible debentures (continued)

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

On September 10, 2018, the Company completed a private placement financing (the “2018 Debenture Financing”) of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “2019 Debenture”). On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share.  At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). In November 2019, the debt was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

(i)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC 606. Under ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
 Revenue recognition (continued)

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

The Company also had a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017.

Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company recorded revenue once Mallinckrodt obtained control of the product and the performance obligation was satisfied.

On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”), effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt has been released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC 606. Once product was sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC 606, the Company records licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
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

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2019, the Company recognized $2,362,500 (2018 - $300,000) of revenue over the remaining term of the Mallinckrodt agreement, which expired on August 12, 2019. As of November 30, 2019, the Company has recorded a deferred revenue balance of $Nil (November 30, 2018 - $2,362,500) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2019, the Company had raw materials inventories of $172,830 (November 30, 2018 - $144,659), work in process of $73,927 (November 30, 2018 - $73,927) and finished goods inventory of $102,374 (November 30, 2018 - $33,065) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

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

The Company accounts for income taxes in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(l)
Income taxes (continued)

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

(p)
Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statements of shareholders’ equity (deficiency).

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(q)
Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2019, 2018, and 2017, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2019, 2018 and 2017 as the effect would be anti-dilutive.

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

(t)
Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ASC 606, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Under ASC 606, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring control of goods or services to a customer. The principles in ASC 606 provide a more structured approach to measuring and recognizing revenue. As of December 1, 2018, the Company has adopted ASC 606 using the modified retrospective method and has elected to apply the standard retrospectively only to contracts that are not completed contracts at the date of initial application. The adoption of ASC 606 did not have an impact on the date of transition and did not have a material impact on the Company’s consolidated financial statements for the year ended November 30, 2019.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(t)
Recently adopted accounting pronouncements (continued)

requirements associated with the fair value of financial instruments. The Company has adopted ASU No. 2016-01 effective December 1, 2018 and the adoption did not have an impact on the date of transition or any material impact on the Company’s consolidated financial statements for the year ended November 30, 2019.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company adopted ASU 2017-01 effective December 1, 2018 and the amendments did not have any impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance on changes to the terms or conditions of a share-based payment award, which require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company adopted ASU 2017-09 effective December 1, 2018 and the amendments did not have any impact on the Company’s financial position, results of operations, cash flows or disclosures.

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

4.
Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2019, the Company has an account receivable balance of $177,202 (2018 - $305,912) and an allowance for doubtful accounts of $Nil (2018 - $66,849). During the year ended November 30, 2019, the company reversed an allowance for doubtful accounts in the amount of $66,849, which was provided for in prior years. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
	$	$	$	$	$	$	$	$
Cost
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320
Additions	20,336	-	-	80,842	-	-	-	101,178
Balance at November 30, 2018	551,086	156,059	172,498	5,367,645	1,441,452	276,300	76,458	8,041,498
Additions	3,790	-	-	20,308	-	-	-	24,098
Balance at November 30, 2019	554,876	156,059	172,498	5,387,953	1,441,452	276,300	76,458	8,065,596

Accumulated depreciation
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769
Depreciation	77,179	12,465	10,501	413,576	82,835	15,500	680	612,736
Balance at November 30, 2018	363,662	143,593	130,491	3,082,808	1,275,781	214,298	74,872	5,285,505
Depreciation	57,128	6,233	8,402	339,210	82,835	12,401	476	506,685
Balance at November 30, 2019	420,790	149,826	138,893	3,422,018	1,358,616	226,699	75,348	5,792,190

Net book value at:
November 30, 2018	187,424	12,466	42,007	2,284,837	165,671	62,002	1,586	2,755,993
November 30, 2019	134,086	6,233	33,605	1,965,935	82,836	49,601	1,110	2,273,406

As at November 30, 2019, there was $606,271 (November 30, 2018 - $595,589; November 30, 2017 - $728,309) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

As at November 30, 2019, there was $9,624 (November 30, 2018 - $Nil) unpaid balance for purchased equipment. During the year ended November 30, 2019, the Company recorded depreciation expense within cost of goods sold in the amount of $882 (November 30, 2018 - $2,352; November 30, 2017 - $13,877).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2019, the Company recorded a $Nil write-down of long-lived assets (2018 - $Nil; 2017 - $Nil).

6.
Accrued liabilities

	November 30,	November 30,
	2019	2018
	$	$
Professional fees	220,754	229,170
Board of Directors fees	115,885	49,901
Litigation settlement fee	400,000	-
Interest	60,019	17,413
Other	131,040	56,663
	927,698	353,147

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable

(a)
Convertible debentures

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2019	2018
Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“2013 Debenture”)	$-	$1,350,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 10% annual interest rate,
payable monthly (“2018 Debenture”)	$473,442	$440,358

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“2019 Debenture”)	$1,050,000	$-

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“November 2019 Debenture”)	$221,371	$-
	$1,744,813	$1,790,358

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture (as defined above) in the original principal amount of $1.5 million, which was originally due to mature on January 1, 2015. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the original $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date for the 2013 Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date for the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC 470-50-40, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date for the 2013 Debenture was further extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date for the 2013 Debenture was further extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date for the 2013 Debenture was further extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. Under ASC 470-50, the changes in the debt instrument were accounted for as modifications of debt. There were no changes in the fair value of the conversion option at the respective date of the modifications. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “2019 Debenture”). On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, will be the holders of the 2019 Debenture.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective November 1, 2019, the maturity date for the 2019 Debenture was further extended to December 31, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The carrying amount of the debt instrument is accreted over the remaining life of the 2019 Debenture using a nominal effective rate of interest.

Effective December 31, 2019, the December 31, 2019 maturity date for the 2019 Debenture was further extended to February 1, 2020 and then effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020.

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

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture is accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture (as defined above) in the principal amount of $140,800. The August 2019 Debenture will mature on August 26, 2020, bears interest at a rate of 8% per annum, is pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and is convertible at the option of the holder into common shares after 180 days at a conversion price which is equal to 75% of the market price. Market price is defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date. The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at August 26, 2019 of $62,655 was allocated to Additional paid-in capital. Subsequently, the fair value of the August 2019 Debenture is accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 77.1%.

In November 2019, the debenture was fully paid, and the value of the beneficial conversion feature was recalculated at settlement in the amount of $88,652, which was offset to Additional paid-in capital and $4,419 gain on settlement was recognized in the consolidated statements of operations and comprehensive loss.

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture (as defined above) in the principal amount of $0.25 million. The November 2019 Debenture will mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at November 15, 2019 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 152.4%.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020.

Accreted interest expense during the year ended November 30, 2019 is $54,469 (2018 - $66,560; 2017 - $219,497) and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the year ended November 30, 2019 is $182,393 (2018 - $172,977; 2017 - $162,530) and has also been included in the consolidated statements of operations and comprehensive loss.

(b)
Promissory notes payable

	November 30,	November 30,
	2019	2018
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	159,863	-
	159,863	-

 In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are principal shareholders, directors and executive officers of the Company.

8.
Employee costs payable

As at November 30, 2019, the Company had $893,864 (2018 - $222,478) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9.
Lease obligations

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5-year term with a 5-year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2019:

Operating
Year ending November 30,	Lease
$
2020	191,654
191,654

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2019, the Company had 22,085,856 (November 30, 2018 – 18,252,243) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2018 – 578,131) common shares or approximately 2.6% (November 30, 2018 – 3.2%) of the issued and outstanding common shares of the Company as at November 30, 2019.

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

During the year ended November 30, 2019, an aggregate of Nil (2018 – Nil; 2017 – 110,815) common shares were sold on Nasdaq for gross proceeds of $Nil (2018- $Nil; 2017 - $2,541,640), with net proceeds to the Company of $Nil (2018 - $Nil; 2017 - $2,468,474), respectively, under the at-the-market offering program.

In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

The underwriting agreement relating to the October 2018 offering described in Note 10(f) restricts the Company’s ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2019, the Company recorded $Nil (2018 - $Nil – 2017 - $137,363) as a financing cost in the statements of operations and comprehensive loss related to the base shelf prospectus filed in May 2014 and expired in July 2017 and to the at-the-market facility. For the year ended November 30, 2019, costs directly related to the at the-market facility of $Nil (2018 - $Nil; 2017 - $73,166) were recorded in share offering costs and $Nil (2018 - $337,887; 2017 - $220,573) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility and base shelf prospectus. For the year ended November 30, 2019, the Company recorded $Nil (2018 - $174,802) as a financing cost in the statements of operations and comprehensive loss related to the at-the-market offering program filed in November 2013.

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

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the October 2017 Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares, October 2017 Warrants and October 2017 Placement Agent Warrants were $500,492 and were recorded as an offset against the consolidated statements of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under Additional paid-in capital.

(e)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the March 2018 Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in capital.

(f)
In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018 Pre-Funded Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553, and the Company recorded a charge of $4,262,526 from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 2,793,334 common shares were issued upon the exercise of 2018 Pre-Funded Warrants and 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018 for proceeds of $27,953 and the Company recorded a charge of $979,705 from Additional paid-in capital to common shares under Capital stock. The Company has disclosed the terms used to value these warrants in Note 14.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the consolidated statements of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in capital.

(g)
In July 2019, the company issued 10,279 common shares upon the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,208,585 based on the number of issued and outstanding common shares as at November 30, 2019. As at November 30, 2019, 2,077,435 options are outstanding and there were 131,150 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2019. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two-year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2020. These options were outstanding as at November 30, 2019.

In the year ended November 30, 2019, 1,687,000 (2018 – Nil; 2017 - 37,600) stock options were granted to management and other employees and 200,000 (2018 – Nil; 2017 - 12,000) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company uses its own volatility to calculate the fair value of the options granted during the year. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

11.
Options (continued)

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30,	November 30,	November 30,
	2019	2018	2017

Volatility	93.90%-111.93%	-	71.70%
Risk-free interest rate	1.62%-1.90%	-	1.56%
Expected life (in years)	5.78 - 10.00	-	5.49
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	$0.22 - $0.28	-	$7.50

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2019			November 30, 2018			November 30, 2017
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
	Number	exercise	average	Number	exercise	average	Number	exercise	average
	of	price per	grant date	of	price per	grant date	of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding,
beginning of year	555,651	37.70	19.33	582,811	36.93	19.37	539,246	34.80	18.80

Granted	1,887,000	0.35	0.26	-	-	-	49,600	11.70	7.50
Exercised	-	-	-	-	-	-	(200)	23.20	12.00
Forfeiture	(28,432)	1.41	0.80	(25,533)	20.36	14.19	-	-	-
Expired	(60,390)	31.54	14.27	(1,627)	291.07	228.92	(5,835)	126.40	96.00
Balance,
end of year	2,353,829	8.35	4.30	555,651	37.70	19.33	582,811	36.93	19.37

Options
exercisable,
end of year	1,122,189	17.12	8.75	544,619	38.23	19.59	522,106	38.01	20.06

As of November 30, 2019, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	date	Number	price per	date
Exercis price	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$	$	$		$	$
Under 25	1,951,635	1.21	0.08	0.71	719,995	3.50	1.50
26.00 - 50.00	402,194	34.77	1.13	18.65	402,194	34.77	18.64
	2,353,829	8.35	-	-	1,122,189	17.12	-

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2019 is $Nil (2018 - $Nil; 2017 - $788,887).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

11.
Options (continued)

For the year ended November 30, 2019 and 2018, no options were exercised. For the year ended November 30, 2017, 200 options were exercised for cash consideration of $1,742.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2019	2018	2017
	$	$	$
Research and development	212,357	883,064	1,654,051
Selling, general and administrative	52,211	44,622	95,948
	264,568	927,686	1,749,999

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2019 (2018 - 4%; 2017 – 4%).

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

During the year ended November 30, 2019, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plan. During the year ended November 30, 2018, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2019, Nil (2018 - 10,279) DSUs are outstanding and 11,000 (2018 - 721) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2019, 2018 and 2017 in Additional paid-in capital and accrued the following amounts as at November 30, 2019, 2018 and 2017:

	November 30, 2019		November 30, 2018		November 30, 2017
	$	shares	$	shares	$	shares
Additional paid in capital	-	-	7,565	866	30,355	1,738
Accrued liability	-	-	-	-	7,562	866

During the year ended November 30, 2019, 10,279 DSU’s were exercised and the Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

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
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

14.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the overallotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rate of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares (the “October 2017 Warrants”). The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rate of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk-free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

14.
Warrants (continued)

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2019, 2,793,334 (2018 – 12,153,334) 2018 Pre-Funded Warrants were exercised for proceeds of $27,953 (2018 - $121,553), and the Company recorded a charge of $979,705 (2018 - $4,262,526) from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

14.
Warrants (continued)

As at November 30, 2019, 1,616,667 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 23,740,290 warrants including 2018 Firm Warrants outstanding and exercisable as of November 30, 2019:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise
June 2016 Warrants	$19.30	277,478	June 02, 2021	138,739
October 2017 Warrants	$12.50	181,818	October 13, 2020	181,818
October 2017 Placement
Agent Warrants	$13.75	18,181	October 13, 2020	18,181
March 2018 Warrants	$6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	$6.00	150,000	March 21, 2021	150,000
March 2018 Placement
Agent Warrants	$7.50	29,166	March 16, 2021	29,166
March 2018 Placement
Agent Warrants	$7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	$0.75	20,000,000	October 16, 2023	20,000,000
2018 Pre-Funded Warrants	$0.01	1,616,667	October 16, 2023	1,616,667
October 2018 Placement
Agent Warrants	$0.9375	1,160,314	October 16, 2023	1,160,314
		23,740,290		23,601,551

During the year ended November 30, 2019, other than 2018 Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants (2018 – Nil) and no cashless exercise (2018 - Nil) of warrants, resulting in the issuance of Nil (2018 – Nil) and Nil (2018 - Nil) common shares, respectively.

Details of warrant transactions for the years ended November 30, 2019 and 2018 are as follows:

	Outstanding, December 1, 2018	Issued	Expired	Exercised	Outstanding, November 30, 2019
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	18,181
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	4,410,001	-	-	(2,793,334)	1,616,667
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	26,533,624	-	-	(2,793,334)	23,740,290

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

14.
Warrants (continued)
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

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2019	2018	2017
	%	%	%
Statutory income tax rate	26.5	26.5	26.5
	$	$	$
Statutory income tax recovery	(2,143,853)	(3,643,080)	(2,347,222)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	79,210	263,650	488,769
Change in valuation allowance	2,425,721	4,861,770	2,128,819
Investment tax credit	(364,955)	(466,052)	-
Financing costs booked to equity	-	(1,049,430)	(269,715)
Difference in foreign tax rates	(1,487)	290	(651)
True up of tax returns	-	11,029	-
Tax loss expired and other	-	21,823	-
Income tax recovery	(5,364)	-	-

The Company's income tax recovery is allocated as follows:

Current tax expense	5,678	-	-
Deferred tax recovery	(11,042)	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

15.
Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,
	2019	2018
	$	$
Deferred tax assets
Non-capital loss carry-forwards	13,031,063	11,847,710
Book and tax basis differences
on assets and liabilities	1,151,545	1,041,360
Other	1,514,224	2,884,013
Investment tax credit	3,759,118	3,354,760
Undeducted research and
development expenditures	5,366,539	4,870,130
Capital loss carryforwards	322,983	326,060
Share issuance cost	813,208	1,152,750
	25,958,680	25,476,783
Deferred tax liabilities
Unrealized foreign exchange gain	(279,062)	(282,138)
Convertible debentures	(14,627)	(15,805)
	(293,689)	(297,943)

Valuation allowances for
deferred tax assets	(25,664,991)	(25,178,840)
Net deferred tax assets	-	-

Deffered tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the lega right and intent to offset.

Movement in net deferred tax assets (liabilities):
	2019	2018
	$	$

Balance at the beginning of the year	-	-
Recognized in profit/loss	(11,042)	-
Recognized in shareholders' equity	11,042	-
Balance at the end of the year	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2019, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$
2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	10,931,052
2039	7,768,905
49,173,825

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2019. The Company has non-capital loss carry-forwards at November 30, 2019, totaling $49,173,825 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2039.

At November 30, 2019, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $20,251,089 (2018 - $18,377,849) which can be carried forward indefinitely.

At November 30, 2019, the Company had approximately $3,773,333 (2018 - $3,483,828) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2019 or November 30, 2018.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2019 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company had no accrued interest and penalties as of November 30, 2019, 2018 and 2017.

16.
Contingencies
From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2019, and continuing as at February 28, 2020, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue's file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

16.
Contingencies (continued)

product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, the Company received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

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

On or about June 26, 2018 the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim were filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a claims construction on the first case which the Company believe does not weaken the case.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020.

The U.S. Federal Circuit Court of Appeal affirmed On April 4, 2019 the invalidity of one Purdue oxycontin patent. The patent is: 9,060,976. This patent claimed a core matrix containing PEO and magnesium stearate, which is then heated. The patent was nominally in our 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall equation. However, it does not, by itself, eliminate the 30 month litigation stay in either docketed case.

On October 3, 2019 following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases number 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

16.
Contingencies (continued)

order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties are required to provide a further status report no later than March 13, 2020.

The current 30-month regulatory stay date for FDA of March 2, 2020 remains unchanged at this time, absent a further order of the judge.

The Company is confident that it does not infringe any of the subject patents in either of the two cases and will vigorously defend against these claims.

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

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim.  The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019. On February 5, 2019, the court held an initial pretrial conference and entered a scheduling order governing discovery and class certification. In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation.  As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.  On October 10, 2019, the Company provided notice that it was not able to satisfy those conditions.  As a result, it is possible that the parties will resume active litigation in the action in the near future.  If a settlement does not go forward, the Company and the other defendants intend to vigorously defend themselves against the remainder of the claims asserted in the consolidated action.

On November 7, 2019, the Company announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc., an action pending in New York reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which Intellipharmaceutics anticipates will be funded by available insurance. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

16.
Contingencies (continued)

otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the Plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. No date has been set for the hearing of the certification application. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such the Court released those dates. On January 28, 2020 the plaintiff served an Amendment Motion. The proposed Fresh as Amended Statement of Claim purports, among other things, to include common law claims for misrepresentation and added an additional representative plaintiff. The plaintiff’s Amendment Motion has been scheduled for April 21, 2020. The hearing of the Leave Motion has not yet been rescheduled and no date has been set for the hearing of the certification application. The Defendants intend to vigorously defend the action and have filed a Notice of Intent to Defend.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after the Registration Statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The Plaintiff filed an opposition to that motion on February 4, 2020 and briefing is scheduled to be complete on March 6, 2020 if they are served in the action. If they are served in the action, the Company and other defendants intend to defend against the allegations set forth in the complaint.   However, there can be no assurance that the case can be resolved in the Company's favor.

17.
Financial instruments
(a)
Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(a)
Fair values (continued)

participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

As of December 1, 2018, the Company has adopted ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. The adoption did not have an impact on the date of transition and did not have a material impact on the consolidated financial statements for the year ended November 30, 2019.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

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

(i)
The Company calculates fair value of the options and warrants using its own historical volatility (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2019		November 30, 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,744,813	1,778,988	1,790,358	1,795,796
Promissory notes payable(i)	159,863	159,863	-	-

  (i) The Company calculates the interest rate for the Debentures and promissory notes payable based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debentures and the promissory notes payable.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
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

	November 30,	November 30,
	2019	2018
	$	$
Total accounts receivable	177,202	305,912
Less allowance for doubtful accounts	-	(66,849)
Total accounts receivable, net	177,202	239,063

Not past due	177,202	239,063
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	66,849
Total accounts receivable, gross	177,202	305,912

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company. For the year ended November 30, 2018, two customers accounted for substantially all the revenue and all the accounts receivable of the Company.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)

17.
Financial instruments (continued)
(d)
Liquidity risk (continued)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2019:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$$	$$	$$	$$	$$	$
Accounts payable	3,757,018	-	-	-	-	3,757,018
Accrued liabilities (Note 6)	927,698	-	-	-	-	927,698
Income tax payable	5,678	-	-	-	-	5,678
	893,864	-	-	-	-	893,864
Convertible debentures (Note 7)	1,325,715	12,603	12,603	500,137	-	1,851,058
Promissory notes payable (Note 7)	159,863	-	-	-	-	159,863
Total contractual obligations	7,069,836	12,603	12,603	500,137	-	7,595,179

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

	November 30,	November 30,	November 30,
	2019	2018	2017
	$	$	$
Revenue
United States	3,480,516	1,712,731	5,504,452
	3,480,516	1,712,731	5,504,452

Total assets
Canada	3,796,713	11,474,227	7,396,781

Total property and equipment
Canada	2,273,406	2,755,993	3,267,551

Item 19.
Exhibits.

EXHIBIT INDEX

Number	Exhibit
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

1.3	By-Laws of the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
2(1)	Description of Securities
4.1	IPC Arrangement Agreement (incorporated herein by reference to Exhibit 4.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
4.2
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 276,394 of the Company's shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions (incorporated herein by reference to Exhibit 4.2 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.3
The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.4
Registration rights agreement for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.52 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011).

4.5	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012).
4.6
12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.56 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.7
Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.8
Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.9
Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.10
Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.72 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.11
Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.12
Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.79 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.13
Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.80 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.14
Extension of Debenture Maturity Date dated as of October 1, 2018 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.29 to Amendment No. 1 to the Company's Registration Statement on Form F-1 as filed on October 5, 2018 (Registration No. 333-227448)

4.15(1)	Extension of Debenture Maturity Date dated as of April 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013
4.16(1)	Extension of Debenture Maturity Date dated as of May 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013
4.17(1)	12% convertible term debenture dated May 1, 2019 in principal amount of $1,050,000 refinancing of that certain 12% convertible term debenture dated January 10, 2013 2013 Debenture
4.18(1)	Extension of Debenture Maturity Date dated as of December 31, 2019 to that certain 12% convertible term debenture dated May 1, 2019
4.19(1)	Extension of Debenture Maturity Date dated as of February 1, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.20(1)	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.21
Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.22(†)
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

4.23
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

4.24	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)
4.25(†)
License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp. (incorporated herein by reference to Exhibit 4.74 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.26
Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.27	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.28	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.29
Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.30
Form of Securities Purchase Agreement dated March 13, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.31	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.32	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.33
Engagement Letter by and between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.34
Form of Securities Purchase Agreement dated March 19, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.35	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.36	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.37
Engagement Letter by and between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.38
Form of Notice to Warrant Holders pursuant to that certain Underwriting Agreement by and between the Company and Dawson James Securities, Inc., dated May 27, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.39
Form of Notice to Warrant Holders pursuant to that certain Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated October 10, 2017 (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.40
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated October 11, 2017 (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.41
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.42
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 13, 2018 (incorporated herein by reference to Exhibit 99.5 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.43
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 18, 2018 (incorporated herein by reference to Exhibit 99.6 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.44
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 19, 2018 (incorporated herein by reference to Exhibit 99.7 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.45
Underwriting Agreement between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated October 12, 2018 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.46	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.47	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.48	Form of Underwriter Warrant (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.49
10% convertible term debenture dated September 10, 2018 in principal amount of $500,000 (incorporated herein by reference to Exhibit 4.25 to the Company's Registration Statement on Form F-1 as filed on September 20, 2018 (Registration No. 333-227448))

4.50(1)(^)	License and Commercial Supply Agreement dated effective August 15, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp
4.51(1)(^)	License and Commercial Supply Agreement dated effective September 2, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp
4.52(1)(^)	License and Commercial Supply Agreement dated effective November 1, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp

4.53 (1)	Promissory note dated September 5, 2019 for up to $6,500 issued by Intellipharmaceutics International Inc. to Isa Odidi and Amina Odidi
4.54(1)	Promissory note dated September 13, 2019 for up to CDN$203,886 issued by Intellipharmaceutics International Inc. to Isa Odidi and Amina Odidi
4.55(1)	12% convertible term debenture dated November 15 10, 2019 in principal amount of $250,000
4.56(1)	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019
8.1(1)	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange
13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)
101(1)(2)	(i) Consolidated balance sheets as at November 30, 2019 and 2018
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2019, 2018 and 2017
(iii) Consolidated statements of shareholders' equity (deficiency) for the years ended November 30, 2019, 2018 and 2017
(iv) Consolidated statements of cash flows for the years ended November 30, 2019, 2018 and 2017
(v) Notes to the consolidated financial statements

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2019.
 (2)  XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the U.S. Exchange Act, as amended, and otherwise is not subject to liability under these sections.

(†) Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the SEC
(^) Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

By: /s/ Dr. Amina Oididi
Dr. Amina Odidi

Acting Chief Financial Officer (Principal Financial Officer)

Intellipharmaceutics International Inc.

March 30, 2020