Form 20-F
period 2020-12-31
Intellipharmaceutics International Inc.
filed 2021-03-31
CIK 1474835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended November 30, 2020

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
Common shares, no par value

As of November 30, 2020, the registrant had 23,678,105 common shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [_]

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

Yes [_] No [X]

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations, plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB Venture Market (“OTCQB”) and Toronto Stock Exchange (“TSX”) requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19), including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid-based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules, which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”), challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (“Aximris XRTM”) product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

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

PART I

Item 1.
Identity of Directors, Senior Management and Advisers

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

Not applicable.

Item 2
Offer Statistics and Expected Timetable

A.
Offer statistics

Not applicable.

B.
Method and expected timetable

Not applicable.

Item 3.
Key Information

A.
Selected Financial Data

The following selected financial data of the Company has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2020, 2019, 2018, 2017, and 2016. As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in U.S. dollars, unless otherwise indicated.

(In thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2020	As at and for the year ended November 30, 2019	As at and for the year ended November 30, 2018	As at and for the year ended November 30, 2017	As at and for the year ended November 30, 2016
	$	$	$	$	$
Revenue	1,402	3,481	1,713	5,504	2,247
Loss for the year	(3,391)	(8,085)	(13,747)	(8,857)	(10,144)
Total assets	3,387	3,797	11,474	7,397	7,975
Total liabilities	9,701	7,489	7,372	7,010	6,858
Net assets	(6,314)	(3,692)	4,102	386	1,116
Capital stock	46,144	45,561	44,328	35,290	29,831
Loss per share - basic and diluted	(0.14)	(0.37)	(2.89)	(2.86)	(3.80)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	23,562	21,580	4,762	3,101	2,670

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

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For fiscal year ended November 30, 2020, we reported net losses of $3,390,965, and positive cash flow from operating activities of $112,108. As of November 30, 2020, we had an aggregate accumulated deficit of $97,096,550. We anticipate that we will continue to report losses as well as negative operating cash flow. As a result of these net losses and other factors our independent auditors issued an audit opinion with respect to our financial statements for the three years ended November 30, 2020 that indicated that there is a substantial doubt about our ability to continue as a going concern.

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

              Our business requires substantial capital investment to conduct our R&D, clinical and regulatory activities, to defend against patent litigation claims, and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2020, our cash balance was $202,046. We currently expect to meet our short-term cash requirements from quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels. If we are able to obtain sufficient funds to supply products to our marketing and distribution partner, Tris Pharma, Inc. (“Tris Pharma”) and it achieves sales of our generic Seroquel XR®, generic Pristiq® and generic Effexor XR® products at anticipated rates, then we may satisfy some of our cash needs with cost-saving measures. Even if that occurs, we will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs.  Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products.  We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, and selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company.  For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

           The availability of equity or other financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners, the market acceptance of our products, the state of the capital markets generally, the availability of strategic alliance agreements and other relevant commercial considerations. If we raise additional funds by issuing equity securities, our then-existing security holders will likely experience dilution. Any additional indebtedness would create increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of any litigation to which we are a party and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part, at anytime, to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada or other regulatory authorities for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs, at all or in time to competitively market our products or product candidates.

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

Our founders, Drs. Amina and Isa Odidi, our President, Chief Operating Officer and Co-Chief Scientific Officer and our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, respectively, and shareholders of our Company, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate approximately 2.44% of our issued and outstanding common shares as of March 31, 2021 (and collectively beneficially owned in the aggregate approximately 19.79% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the 2018 Debenture (as defined below), May 2019 Debenture (as defined below) and the November 2019 Debenture (as defined below and collectively with the 2018 Debenture and the May 2019 Debenture, the “Debentures”). As a result, these shareholders potentially may be able to exercise influence over matters submitted to our shareholders for approval.

Approvals for our product candidates may be delayed or become more difficult to obtain if the FDA changes its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012 (“GDUFA”), was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, and product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2021, the annual facility fee is $199,022 and the GDUFA fee is $154,299. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products and generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

We cannot ensure the availability of raw materials.

Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies. While we attempt to manage the risk associated with such proprietary raw materials through contractual provisions in supply contracts, by management of inventory and by continuing to search for alternative authorized suppliers of such materials or their equivalents, if our efforts fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity, and scarcity as a result of any other reason (such as the novel coronavirus (COVID-19), could adversely affect our ability to develop or manufacture our product candidates. In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.

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

Further, success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful, nor does success in preliminary studies for ANDA candidates or generic candidates in other jurisdictions ensure that bioequivalence studies will be successful. Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

As a result, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized and produce significant revenue for us.

Near-term revenue depends significantly on the success of our commercialized products.

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

There can be no assurance that any strengths of products licensed to Tris Pharma will be successfully commercialized and produce significant revenue for us. We depend significantly on the actions of our marketing partner Tris Pharma in the commercialization of these licensed products and on their timely payment to us of the contracted payments as they come due.

Our near-term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded products are in the market. Although we have some NDA 505(b)(2) product candidates in our pipeline, with the exception of our oxycodone extended-release tablets (Aximris XR™), these are at early stages of development. We have ANDAs still under review by the FDA and ANDA products that have been approved by the FDA that are not licensed.

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

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays. Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices (“good clinical practices”) for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s cGMP regulations. Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Although our financial results are reported in U.S. dollars and our revenues are payable in U.S. dollars, a large percentage of our expenses are payable in Canadian dollars. Our financial condition may be affected by movements of the U.S. dollar against the Canadian dollar. There may be instances where we have net foreign currency exposure. Any fluctuations in exchange rates may have an adverse effect on our financial results.

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

The effect of U.S. federal income tax law changes enacted in 2017 on the U.S. corporate income tax burden on our future U.S. operations cannot be predicted. Although such legislation reduced the maximum corporate income tax rate from 35% to 21%, it also introduced several changes that could increase our effective rate of tax to a rate in excess of 21% on any net operating income we earn in the future. For example, if our operations are highly leveraged, the new limitations on business interest deductions may prevent us from being able to reduce our corporate income tax base by a significant amount of interest incurred on debt necessary to fund operations. In addition, limitations enacted in and after 2017 on a corporation’s ability to reduce its taxable income by net operating loss carryovers may prevent us from using prior year accumulated losses fully to offset taxable income earned in profitable years. Finally, if we make significant payments for interest, royalties, services and otherwise deductible items to our foreign affiliates, the base erosion minimum tax enacted in 2017 may apply to increase our effective rate of U.S. corporate income tax.

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

We are a “foreign private issuer,” as such term is defined under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. Under the U.S. Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on May 30, 2021.

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

The cost of prescription pharmaceuticals has also been the subject of considerable discussion in the U.S. Members of Congress have indicated that they will address such costs through new legislative and administrative measures. To date, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.

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

In connection with any geographic expansion we may pursue, international operations would involve substantial additional risks, including, among others: difficulties complying with the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws; difficulties maintaining compliance with the various laws and regulations of multiple jurisdictions that may be applicable to our business, many of which may be unfamiliar to us; more complexity in our regulatory and accounting compliance; differing or changing obligations regarding taxes, duties or other fees; limited intellectual property protection in some jurisdictions; risks associated with currency exchange and convertibility, including vulnerability to appreciation and depreciation of foreign currencies; uncertainty related to developing legal and regulatory systems and standards for economic and business activities in some jurisdictions; trade restrictions or barriers, including tariffs or other charges and import-export regulations, changes in applicable laws or policies; the impact of and response to natural disasters; and the potential for war, civil or political unrest and economic and financial instability. The occurrence of any of these risks could limit our ability to pursue international expansion, increase our costs or expose us to fines or other legal sanctions, any of which could negatively impact our business, reputation and financial condition.

Our business could be adversely affected by the novel coronavirus (COVID-19) outbreak.

               Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company. The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. The limitations on travel and interruption in global shipping could affect the transport of supplies and raw materials. Any disruption of our suppliers would likely impact our ability to conduct R&D and commercial operations, and ultimately materially adversely affect our operating results.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. It is not possible to reliably estimate length and severity of the developments and impact on the future financial condition of the company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

As of March 31, 2021, we had approximately 23,678,105 common shares outstanding. In order to raise additional capital, we intend to offer additional common shares or other securities convertible into or exchangeable for our common shares. In addition, a substantial portion of our common shares are currently freely trading without restriction under the U.S. Securities Act, having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144.

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

As of March 31, 2021, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of the outstanding Debentures for an aggregate of approximately 26,884,914 common shares. To the extent any of our options and warrants are exercised and the Debentures are converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

The closing price of our common shares on the OTCQB on March 30, 2021 was $0.20 per share. If the market price of our common shares remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our common shares. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

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

Absent compliance with such individual state laws, our common shares may not be traded in such jurisdictions. Because the securities have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold common shares for an indefinite period of time. You should therefore consider the resale market for our common shares to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. We believe that there is a substantial basis for concluding that we were not a PFIC during our 2020 taxable year and will not likely be a PFIC during our 2021 taxable year, although that conclusion is not free from doubt. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2021 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our common shares will depend to some extent on whether such U.S. Holder makes a QEF or mark-to-market election after acquisition of such shares (including an acquisition through the exercise of warrants). Unless otherwise provided by the IRS, a U.S. holder of our common shares is generally required to file an informational return annually to report its ownership interest in the Company during any year in which we are a PFIC.

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

Our agent for service in the United States is Corporation Service Company at 1090 Vermont Avenue N.W., Washington, D.C. 20005.

On October 19, 2009, the shareholders of IPC Ltd. and Vasogen approved the IPC Arrangement Agreement that resulted in the October 22, 2009 court-approved merger of IPC Ltd. and another U.S. subsidiary of Intellipharmaceutics Inc., coincident with an arrangement pursuant to which a predecessor of the Company combined with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (the “IPC Arrangement Transaction”). The completion of the IPC Arrangement Transaction on October 22, 2009 resulted in the formation of the Company, which is incorporated under the laws of Canada and governed by the CBCA. The common shares of the Company are currently traded on the TSX and OTCQB.

For the years ended November 30, 2020, 2019 and 2018, we spent a total of $3,517,018, $6,608,794, and $10,827,293, respectively, on research and development. Over the past three fiscal years and up to March 31, 2021, we have raised approximately 20,394,906 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are currently listed on the TSX and on OTCQB under the symbol “IPCI” and “IPCIF” respectively.

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

B.
Business Overview

Corporate Developments

●
On July 2, 2020 the Company announced that the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Purdue Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Purdue Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue’s chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XRTM with the FDA. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount of money to the Company.

●
On February 5, 2020, we announced the resignation of Greg Powell, our former Chief Financial Officer, for personal and family reasons. Pending the hiring of a replacement for Mr. Powell, the functions of Chief Financial Officer are being carried out by our President and former Chief Financial Officer, Dr. Amina Odidi. Fazayill Shaideen, who has been our Controller for the past 8 years, will continue to handle accounting activities.

●
On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to discuss our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA.

There can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. or that the product will ever be successfully commercialized and produce significant revenue for us. If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated settlement agreement of the Purdue Litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again.

Nasdaq Delisting and OTCQB Quotation

In March 2019, we received formal notice that a Nasdaq Panel had determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB under the symbol “IPCIF”, commencing on March 21, 2019. Our shares also are listed on the TSX under the symbol “IPCI” and our non-compliance with Nasdaq's requirements did not impact our listing or trading status on that exchange.

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

In October 2016, we announced we had entered into a license and commercial supply agreement (the “Mallinckrodt agreement”) with Mallinckrodt LLC (“Mallinckrodt”), granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three extended release drug products;

●
Quetiapine fumarate extended-release tablets (generic of Seroquel XR®) – Approved and launched®

●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Approved

●
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

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma the exclusive license to market, sell and distribute in the United States Quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths. Several other generic versions of these licensed products are available in the market.

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine extended-release tablets in the 50 and 100 mg strengths.

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

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We continue to evaluate possible options to realize commercial returns on this product. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. There can be no assurance as to when and if the product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our metformin hydrochloride extended release tablets in the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release) tablets for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity. We have been exploring licensing and other options for this product. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

On September 30, 2019, pursuant to an ANDA sale agreement (the “Levetiracetam ANDA Agreement”), we sold all of the assets relating to our ANDA for Levetiracetam extended-release 500mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time provided that any outstanding fees are paid to ANDA Repository.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of revenue generating commercial products. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense, will improve our return from our products while allowing us to focus on our core competencies. We expect our expenditures for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher when we have to accommodate. the commercialization of more ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval respectively, if and when these events occur. We have reduced the levels of development activities and staffing levels from late 2019 due to the financial condition of the Company, and later the effects of COVID-19 as well.

There can be no assurance that any of our product candidates will receive regulatory approval from FDA, Health Canada or the regulatory authorities of any other country in which our products are proposed to be sold, or that any of our products will ever be successfully commercialized and produce significant revenues for us.

              Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company. The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. We have adjusted our R&D and business development/marketing activities according to the pandemic effects as we continue to work to try to ensure operations continue while we remain committed to keeping our employees safe. We have also made arrangements for our employees to work under a government workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week and the government of Canada provides income support in the form of employment insurance. From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effect of the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products;it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

 The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Later, our development effort became increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We increased emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. We work on these and other product candidates as resources permit. Currently, we are not working on these product candidates. In January 2019, we announced that we had commenced an R&D program of cannabidiol (“CBD”) -based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. We are still exploring collaboration with potential commercialization partners in the cannabidiol industry, and had identified a potential supplier of CBD. There can be no assurance that any of our provisional patent applications will successfully mature into patents. The Company holds a Health Canada Cannabis Drug License (“CDL”). Under the CDL, we are authorized to possess, produce, sell and deliver drug products containing CBD in Canada.We had also previously identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. We are still exploring the potential development of such product candidates when resources permit. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent an overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The development of an Oxycodone immediate-release (IR) product incorporating this technology as resources permit is in the Company’s development pipeline.

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

HypermatrixTM

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

The HypermatrixTM Family of Technologies

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

IntelliFoamTM

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$877	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$141	ANDA Repository(5)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	$838	Intellipharmaceutics and Tris Pharma (US)
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA Application for commercialization approval for 2 strengths under review by FDA	ANDA	$385	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$208 (500 and 750 mg only)	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$112	Intellipharmaceutics and Tris Pharma (US) Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$523	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received approval for the 50 and 100 mg strengths from FDA ANDS under review by Health Canada	ANDA ANDS	$275	Intellipharmaceutics and Tris Pharma (US)
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA Application for commercialization approval for 2 strengths under review by FDA	ANDA	N/A(6)	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$49	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA. Second FDA Advisory Committees meeting held January 2020	NDA 505(b)(2)	$1,200	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$3,594	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$566	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	$653	Intellipharmaceutics

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

(3)
For information regarding the Par agreement, the Tris Pharma agreement, and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see the “Business Overview” and “Other Potential Products and Markets” sections. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are seeking licensing agreement opportunities or other opportunities. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

(5)
As at September 30, 2019, pursuant to the Levetiracetam ANDA Agreement, we sold the Transferred Levetiracetam ANDA to the Levetiracetam ANDA Purchaser in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time provided that any outstanding fees are paid to ANDA Repository.

(6)
Trazodone Hydrochloride extended-release tablets are not currently being marketed in the United States.

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

On September 30, 2019, pursuant to an ANDA sale agreement (the “Levetiracetam ANDA Agreement”), we sold all of the assets relating to our ANDA for Levetiracetam extended-release 500mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA sale agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time provided that any outstanding fees are paid to ANDA Repository.

There can be no assurance that the Company’s generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

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

Venlafaxine hydrochloride – Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR ® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor XR®, and the drug active venlafaxine hydrochloride, are indicated for the treatment of major depressive disorder, or MDD. We are actively exploring the best approach to maximize our commercial returns from this approval. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris an exclusive license to market, sell and distribute in the United States, Venlafaxine extended-release capsules in the 37.5, 75, and 150 mg strengths. Several other generic versions of the licensed products are currently available in the market and that this limits the overall market opportunity. There can be no assurance that the Company’s venlafaxine hydrochloride extended-release capsules for the 37.5 mg, 75 mg, and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

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

On August 15, 2019 we announced a license and commercial supply agreement with Tris Pharma, granting Tris an exclusive license to market, sell and distribute all strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. There can be no assurance that the product will be successfully commercialized and produce significant revenue for us. An ANDS is under review with Health Canada.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Pristiq®, and the drug active desvenlafaxine succinate, are indicated for use in the management of depression. We previously announced that we had entered into the Mallinckrodt agreement, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®). Among other things, the agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. Effective August 12, 2019, the Mallinckrodt agreement was terminated. On September 5, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris an exclusive license to market, sell and distribute the two strengths of the product in the United States. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenue for us. An ANDS is under review with Health Canada.

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

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal did not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial was scheduled for June 2020.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, have been stayed and the existing trial dates in both cases have been vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. During a status update March 13, 2020, the stay was ordered to be continued. The parties were required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order had been issued, setting the trial date for case number 17-392 in the District of Delaware, with the trial scheduled to begin on November 12, 2019 and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged and has expired.

On April 15, 2020, Purdue filed a new patent infringement suit against the Company. The suit was filed in the District of Delaware, under docket number: 1:20-cv-00515. The new patent suit relates to additional Paragraph IV certifications lodged against Purdue’s patent numbers: 10,407,434 and 10,369,109.

On or about July 2, 2020 the parties in the Purdue Litigations between Purdue and Intellipharmaceutics entered into a stipulated dismissal of the Purdue Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XR™ with the FDA. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XR™ NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue has paid an amount of money to the Company.

In June 2017, we announced that a joint meeting of the Advisory Committees was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

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

In September 2017, the Company received a Complete Response Letter (“CRL”) from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. The FDA has granted our request for an extension to February 28, 2019 to resubmit our NDA for Oxycodone ER under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act.

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

In March 2019, the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA filed on February 28, 2019. The FDA had informed the Company that it considers the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA.

             On July 24, 2019, we announced that the Company had been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss our NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement was not unique to our product and the Anesthetic and Analgesic Drug Products Advisory Committees (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA was going to be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing PDUFA timeline, but noted that, due to the postponement of the AADPAC meeting, it was possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the goal date of August 28, 2019.

In December 2019, we announced that a joint meeting of the Advisory Committees of the FDA had been scheduled for January 15, 2020 to review the NDA for Aximris XRTM abuse-deterrent oxycodone hydrochloride extended-release tablets.

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

There can be no assurance that the studies submitted to the FDA will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrent label claims, that the FDA will ultimately approve our NDA for the sale of Aximris XRTM in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us. If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated settlement agreement of the Purdue Litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again.

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

In March 2015, the FDA accepted a Pre-Investigational New Drug or Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

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

Oxycodone Hydrochloride IR Tablets (“IPCI006”) (Abuse Deterrent and Overdose Resistant Oxycodone Hydrochloride Immediate Release Tablets) – ROXICODONE®

In November 2018, we announced that we had submitted an IND application to the FDA for our IPCI006 oxycodone hydrochloride immediate release tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates the Company’s PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology and its nPODDDS™, or novel Point Of Divergence Drug Delivery System, technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, “parachuting,” injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets. The data generated from the studies conducted under this IND is expected to form part of an NDA seeking FDA approval for IPCI006 tablets.

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

Additionally, in January 2018, we announced we had commenced a R&D program of pharmaceutical cannabidiol, or CBD, based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient. The Company holds a Health Canada CDL. Under the CDL, we are authorized to possess, produce, sell and deliver drug products containing CBD in Canada.

There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us. There can be no assurance that any patents pertaining to the delivery and application of cannabinoid-based therapeutics will be issued to the Company.

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

MANUFACTURING
We have internal manufacturing capabilities consisting of cGLP research laboratories and a current Good Manufacturing Process (“cGMP”) manufacturing plant for solid oral dosage forms at our 30 Worcester Road Facility (as defined below). Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that 30 Worcester Road Facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. The most recent inspections by FDA were conducted in July 2017 and June 2019; both closed satisfactorily. Similarly, Health Canada completed an inspection of 30 Worcester Road Facility in September 2015 which resulted in a “compliant” rating. The most recent Health Canada inspection was conducted in June 2019 and a compliance rating was issued August 15, 2019.

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

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States, Japanese, Chinese, Canadian and European patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S.A.	18-Feb-20	10,561,602	Controlled Extended Release Pregabalin
U.S.A.	21-Apr-20	10,624,858	Controlled Release Composition Using Transition Coating And Method of Preparing Same
U.S.A.	28-Apr-20	10,632,205	Pharmaceutical Compositions Having Reduced Abuse Potential
U.S.A.	19-May-20	10,653,776	Compositions and Methods For Reducing Overdose
U.S.A.	31-Oct-17	9,801,939	Compositions and Methods For Reducing Overdose
U.S.A.	11-Jul-17	9,700,516	Compositions and Methods For Reducing Overdose
U.S.A.	11-Jul-17	9,700,515	Compositions and Methods For Reducing Overdose
U.S.A.	14-Jul-15	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	12-Aug-14	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	10-Dec-13	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	12-Mar-13	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	28-Dec-10	7,858,119	Extended Release Pharmaceuticals
U.S.A.	5-May-17	9,636,306	Proton Pimp-Inhibitor Containing Capsules which Comprise Subunits Differently Structured for a Delayed Release of the Active Ingredient
U.S.A	6-Nov-19	10,314,787	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	9-Apr-18	10,064,828	Pulsed Extended-Pulsed and Extended-Pulsed Drug Delivery Systems
U.S.A.	25-Dec-18	10,159,649	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	2-Jul-17	9,561,188	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	21-May-19	10,293,046	Compositions and Methods for Reducing Overdose
Japan	28-Aug-15	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	28-Jun-19	6,544,749	Compositions and Methods for Reducing Overdose
Europe	26-Nov-14	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	29-Nov-16	2,910,865	Compositions and Methods for Reducing Overdose

Canada	28-May-19	2,648,278	Drug Delivery Composition
Canada	26-May-15	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same
Canada	28-Jan-14	2,571,897	Controlled Extended Drug Release Technology
Canada	8-Apr-14	2,576,556	Drug Delivery Device
Canada	11-Mar-14	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	19-Jun-12	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	25-Sep-12	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	22-Feb-11	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	15-Mar-05	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
China	5-Nov-16	ZL 200780019665.5	Drug Delivery Composition

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2021, the annual facility fee is $199,022 and the GDUFA program fee is $154,299. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

Proposals have been made that, if implemented, would significantly change Canada’s drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

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

C.
Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics International Inc. and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of March 31, 2021.

Intellipharmaceutics International Inc.
(Canada)
100%
100%
Vasogen, Corp.
(Delaware)
64.3%
Intellipharmaceutics Ltd.
(Delaware)
35.7%
Intellipharmaceutics Corp.
(Nova Scotia)

D.
Property, Plant and Equipment

On December 1, 2015, we entered into a lease agreement for a 25,000 square foot facility located at 30 Worcester Road Toronto, Ontario, Canada M9W 5X2 (“30 Worcester Road Facility”), as well as a 40,000 square foot facility on the adjoining property located at 22 Worcester Road, Toronto, Ontario, Canada M9W 5X2, both of which are owned indirectly by the same landlord (“22 Worcester Road Facility”, and together with 30 Worcester Road Facility, the “Combined Properties”) for a five-year term with a five-year renewal option. We also had an option to purchase the Combined Properties until November 30, 2020 based on a fair value purchase formula. We use our 30 Worcester Road Facility as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The 30 Worcester Road Facility consists of approximately 4,900 square feet for administrative space, 4,300 square feet for R&D, 9,200 square feet for manufacturing, and 3,000 square feet for warehousing. On June 21, 2020, the Company entered into a lease surrender agreement and vacated the property at 22 Worcester Road on June 30, 2020. On August 20, 2020, the Company extended its lease for the premises at 30 Worcester Road that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4A.
Unresolved Staff Comments

Not applicable.

Item 5.
Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2020, 2019 and 2018.

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

The following are selected financial data for the years ended November 30, 2020, 2019 and 2018.

	For the years ended
	November 30	November 30	November 30	Change		Change
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	$	$	$	$	%	$	%
Revenue:
Licensing	1,401,517	1,114,031	1,370,607	287,486	26%	(256,576)	-19%
Up-front fees	-	2,366,485	342,124	(2,366,485)	-100%	2,024,361	592%
	1,401,517	3,480,516	1,712,731	(2,078,999)	-60%	1,767,785	103%

Cost of goods sold	-	33,068	124,870	(33,068)	-100%	(91,802)	-74%
Gross Margin	1,401,517	3,447,448	1,587,861	(2,045,931)	-59%	1,859,587	117%

Expenses:
Research and development	3,517,018	6,608,794	10,827,293	(3,091,776)	-47%	(4,218,499)	-39%
Selling, general and administrative	2,147,432	4,167,801	3,476,450	(2,020,369)	-48%	691,351	20%
Depreciation	415,375	505,803	610,384	(90,428)	-18%	(104,581)	-17%
	6,079,825	11,282,398	14,914,127	(5,202,573)	-46%	(3,631,729)	-24%

Loss from operations	(4,678,308)	(7,834,950)	(13,326,266)	3,156,642	-40%	5,491,316	-41%
Net foreign exchange (loss) gain	(168,568)	(25,498)	8,592	(143,070)	561%	(34,090)	-397%
Interest income	-	13,535	227	(13,535)	-100%	13,308	5863%
Interest expense	(969,653)	(247,516)	(255,231)	(722,137)	292%	7,715	-3%
Financing cost	-	-	(174,802)	-	N/A	174,802	-100%
Gain on settlement of convertible debt	-	4,419	-	(4,419)	N/A	4,419	N/A
Gain on settlement	2,500,000	-	-	2,500,000	N/A	-	N/A
Loss on disposal of propery and equipment	(41,603)	-	-	(41,603)	N/A	-	N/A
Net loss before income taxes	(3,358,132)	(8,090,010)	(13,747,480)	4,731,878	-58%	5,657,470	-41%

Provision for income taxes
Current tax expense	32,833	5,678	-	27,155	478%	5,678	N/A
Deferred tax recovery	-	(11,042)	-	11,042	-100%	(11,042)	N/A
Net loss and comprehenisve loss	(3,390,965)	(8,084,646)	(13,747,480)	4,693,681	-58%	5,662,834	-41%

Year ended November 30, 2020 compared to the year ended November 30, 2019

Revenue

The Company recorded revenues of $1,401,517 for the year ended November 30, 2020 versus $3,480,516 for the year ended November 30, 2019. The revenues for the year ended November 30, 2020 consisted solely of licensing revenues from commercial sales of generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2020 compared to the year ended November 30, 2019 is primarily due to the recognition of $2,366,485 from up-front fees in fiscal 2019, resulting from early termination of the Mallinckrodt agreement on August 12, 2019 as compared to the original ten-year term. Beginning in early 2018, we began to see a significant impact on the revenue from sales of generic Focalin XR from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments which continues to date. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the 2020 fiscal year improved over the same period in 2019.

Cost of goods sold

The Company recorded cost of goods sold of $Nil for the year ended November 30, 2020 versus $33,068 for the year ended November 30, 2019. The decrease in the year ended November 30, 2020 is primarily due to the termination of the Mallinckrodt agreement effective August 12, 2019, and the fact that no goods were shipped under the Tris Pharma agreements.

Research and Development

            Expenditures for R&D for the year ended November 30, 2020 were lower by $3,091,776 compared to the year ended November 30, 2019.

In the year ended November 30, 2020, we recorded $60,446 of expenses for stock-based compensation for R&D employees compared to $212,357 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2020 were lower by $2,939,865 compared to the year ended November 30, 2019. The decrease is due to a reduction in R&D staff, decrease in material purchases and patent and litigation expenses, lower third party consulting fees and a decrease in expenses related to biostudies. During the year ended November 30, 2020, the Company reduced its head count to 11 R&D employees compared to 26 for the year ended November 30, 2019.

Selling, General and Administrative

            Selling, general and administrative expenses were $2,147,432 for the year ended November 30, 2020 in comparison to $4,167,801 for the year ended November 30, 2019, resulting in a decrease of $2,020,369. The decrease is mainly due to a decrease in administrative costs and a decrease in wages and marketing costs.

Administrative costs for the year ended November 30, 2020 were $1,515,646 in comparison to $2,783,421 in the year ended November 30, 2019. The decrease for the year ended November 30, 2020 was due to the decrease in professional and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2020 were $452,381 in comparison to $926,574 in the year ended November 30, 2019. For the year ended November 30, 2020, we recorded an expense of $11,199 for stock-based compensation compared to $52,211 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2020 were lower by $433,181 compared to the year ended November 30, 2019. During the year ended November 30, 2020, the Company reduced its head count of administrative staff to 2 employees compared to 5 for the year ended November 30, 2019.

Marketing costs for the year ended November 30, 2020 were $65,757 in comparison to $324,586 in the year ended November 30, 2019. This decrease is primarily the result of a decrease in travel and expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2020 were $113,648 in comparison to $133,220 for the year ended November 30, 2019. The decrease is due to lower facility operating expenses, as the Company vacated one building in the third quarter of 2020.

Depreciation

Depreciation expenses for the year ended November 30, 2020 were $415,375 in comparison to $505,803 in the year ended November 30, 2019. The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2020.

Foreign Exchange Loss

Foreign exchange loss was $168,568 for the year ended November 30, 2020 in comparison to $25,498 in the year ended November 30, 2019. The foreign exchange loss for the year ended November 30, 2020 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2020 as the exchange rates changed to $1.00 for C$1.2965 as at November 30, 2020 from $1.00 for C$1.3289 as at November 30, 2019. The foreign exchange loss for the year ended November 30, 2019 was due to the weakening of the U.S dollar against the Canadian dollar during the year ended November 30, 2019 as the exchange rates changed to $1.00 for C$1.3289 as at November 30, 2019 from $1.00 for C$1.3301 as at November 30, 2018.

Interest Expense

Interest expense for the year ended November 30, 2020 was $969,653 in comparison to $247,516 in the year ended November 30, 2019. In the year ended November 30, 2020, interest expense is accrued on the May 2019 Debenture at 12% annually, on the 2018 Debenture at 10% annually, and on the November 2019 Debenture at 12% annually. In the year ended November 30, 2019, interest expense was recorded on each of the three Debentures above and on the August 2019 Debenture (as defined below) at 8% annually. The increase in fiscal 2019 was a result of the May 2019 Debenture being accreted at an annual effective interest rate of approximately 782.7% from December 31, 2019 to January 31, 2019, the 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3% to September 1, 2020, and the November 2019 Debenture being accreted at an annual effective interest rate of approximately 152.4% from December 1, 2019 to December 31, 2019, 504.4% from January 31, 2020 to March 31, 2020, 72.4% from March 31, 2020 to May 15, 2020, 260.9% from May 15, 2020 to June 12, 2020, 211.4% from June 12, 2020 to July 15, 2020, and 40.0% from July 15, 2020 to August 31, 2020. In comparison, in fiscal 2019, the 2018 Debenture was accreted an annual effective interest rate of 7.3%, the August 2019 Debenture was accreted at an annual effective interest rate of approximately 77.1%, and the November 2019 Debenture was accreted at an annual effective interest rate of approximately 152.4%.

Net Loss

             The Company recorded a net loss for the year ended November 30, 2020 of $3,390,965 or $0.14 per common share, compared with a net loss of $8,084,646 or $0.37 per common share for the year ended November 30, 2019. The lower net loss for the year ended November 30, 2020 is attributed to an increase in licensing revenues from commercial sales of generic Focalin XR®, other income received through a stipulated dismissal agreement, as well as a decrease in administrative expenses related to lower professional and legal fees and R&D expenses related to decreased third party consulting fees, lower expenses related to biostudies and the reduction in the number of R&D employees.

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

Research and Development

Expenditures for R&D for the year ended November 30, 2019 were lower by $4,218,499 compared to the year ended November 30, 2018. The decrease is primarily due to significantly lower expenditures in clinical and other biostudies, stock-based compensation as well as patent litigation expenses partially offset by higher third-party consulting fees.

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

Interest Expense

Interest expense for the year ended November 30, 2019 was $247,516 in comparison to $255,231 in the year ended November 30, 2018. This is primarily due to interest paid in 2019 on the 2013 Debenture (as defined below) and the May 2019 Debenture, which accrue interest at 12% annually, interest paid on the 2018 Debenture, which accrues interest at 10% annually, interest paid on the August 2019 Debenture, which accrues interest at 8% annually and interest paid on the November 2019 Debenture, which accrues interest at 12% annually. This is in addition to the 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3%, the August 2019 Debenture being accreted at an annual effective interest rate of approximately 77.1% and the November 2019 Debenture being accreted at an annual effective interest rate of approximately 152.4%. In comparison, for the year ended November 30, 2018, the interest expense was related to the interest paid on the 2013 Debenture which accrues interest payable at 12% annually and the 2018 Debenture which accrued interest payable at 10% annually, and the 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3%.

Net Loss

The Company recorded a net loss for the year ended November 30, 2019 of $8,084,646 or $0.37 per common share, compared to a net loss of $13,747,480 or $2.89 per common share for the year ended November 30, 2018. In the year ended November 30, 2019, the lower net loss is attributed to the recognition of a larger portion of the Mallinckrodt upfront fees due to the change in the term of the contract with Mallinckrodt which terminated effective August 12, 2019 compared to the original ten-year term; combined with a decrease in R&D expenses, offset by increased administrative expense related to professional and legal fees. In the year ended November 30, 2018, the higher net loss was attributed to the recognition of a smaller portion of the Mallinckrodt upfront fees combined with increased R&D expenses.

B.
Liquidity and Capital Resources

	For the year ended
	November 30,	November 30,	November 30,
	2020	2019	2018	Change (2020 vs 2019)		Change (2019 vs 2018)
	$	$	$	$	%	$	%
Cash flows provided from (used in) operating activities	112,108	(6,663,677)	(12,508,960)	6,775,785	-102%	5,845,283	-47%
Cash flows provided from financing activities	-	100,896	17,354,954	(100,896)	-100%	(17,254,058)	-99%
Cash flows provided from (used in) investing activities	25,316	(14,474)	(101,178)	39,790	-275%	86,704	-86%
Increase (decrease) in cash	137,424	(6,577,255)	4,744,816	6,714,679	-102%	(11,322,071)	-239%
Cash, beginning of year	64,622	6,641,877	1,897,061	(6,577,255)	-99%	4,744,816	250%
Cash, end of year	202,046	64,622	6,641,877	137,424	213%	(6,577,255)	-99%

The Company had cash of $202,046 as at November 30, 2020 compared to $64,622 as at November 30, 2019. The increase in cash was mainly due to the receipt of a payment under the Purdue stipulated dismissal agreement as well as lower expenditures for R&D and selling, general, and administrative expenses.

                For the year ended November 30, 2020, net cash flows provided from operating activities increased to $112,108 as compared to net cash flows used in operating activities of $6,663,677 for the year ended November 30, 2019. The increase was primarily a result of the significantly lower loss from operations as a result of recognizing other income received pursuant to the Purdue stipulated dismissal agreement, offset by significant decreases in R&D and selling, general and administrative expense.

                R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs, are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2020 and November 30, 2019, R&D expenses were $3,517,018 and $6,608,794, respectively. The decrease is primarily due to significantly reduced third party consulting fees, decreased materials expenses and patent expenses, decrease in expenses related to biostudies and the reduction in R&D staff.

                For the year ended November 30, 2020, net cash flows provided from financing activities were $Nil compared to $100,896 for the year ended November 30, 2019. Net cash flows from financing activities in the year ended November 30, 2019 related to the issuance of a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into Common Shares. The Company incurred $15,800 in debt issuance costs. In addition we issued two promissory notes payable, unsecured, non-interest bearing with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company, as well as, issuance of an unsecured November 2019 convertible debenture in the principal amount of $250,000, which bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. Financing activities in the year ended November 30, 2019 also related to the issuance of 2,793,334 common shares on exercise of 2018 Pre-Funded Warrants (as defined below) issued as part of the October 2018 financing for gross proceeds of $27,953 offset by the principal repayment of $300,000 made on the 2013 Debenture and the repayment of $161,920 made on the August 2019 Debenture. In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants”) pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 pre-funded units (“2018 Pre-Funded Units”), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance (the “October 2018 Placement Agent Warrants”). In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

For the year ended November 30, 2020, net cash flows provided from investing activities was $25,316, which related to the sale of equipment offset by the purchase of laboratory equipment. For the year ended November 30, 2019, net cash flows used in investing activities of $14,474 related mainly to the purchase of lab and computer equipment.

All non-cash items have been added back or deducted from the consolidated statements of cash flows.

             With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Transaction and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to be negatively impacted for the next several quarters. As of November 30, 2020, our cash balance was $202,046. We currently expect to meet our short-term cash requirements from quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels. If we are able to obtain sufficient funds to supply products to our marketing and distribution partner, Tris Pharma, Inc. (“Tris Pharma”) and it achieves sales of our generic Seroquel XR®, generic Pristiq® and generic Effexor XR® products at anticipated rates, then we may satisfy some of our cash needs with cost-saving measures. Even if that occurs, we will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs.  Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products.  We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, and selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company.  For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. There can be no assurance that we can raise sufficient funds to maintain current operations or that we can obtain additional funding to further commercialization activities or further development of our product candidates.

            On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date for the 2018 Debenture is now May 31, 2021. No interest was paid on the 2018 Debenture for the year ended November 30, 2020.

            On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2021. No interest was paid on the May 2019 Debenture for the year ended November 30, 2020.

            On August 26, 2019, the Company completed a private placement financing of an unsecured debenture in the principal amount of $140,800 with Power Up Lending Group Ltd. (the “August 2019 Debenture”). The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

            On November 15, 2019, the Company completed a private placement financing of the unsecured November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of proceeds for the November 2019 Debenture. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2021. No interest was paid on the November 2019 Debenture for the year ended November 30, 2020.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, our delisting from Nasdaq, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

C.
Research and development, patents, and licenses, etc.

We expense R&D costs. For the years ended November 30, 2020, 2019 and 2018, R&D expense was $3,517,018, $6,608,794 and $10,827,293, respectively.

D.
Trend Information

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net (loss) income has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The higher net loss in the fourth quarter of 2020 is primarily attributed to lower licensing revenue and higher R&D expenses and selling, general and administrative expenses. The higher net income in the third quarter of 2020 is primarily attributed to other income received pursuant to the Purdue stipulated dismissal agreement and lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2020 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The higher net loss in the first quarter of 2020 is primarily attributed to higher accrued interest expense, higher general, selling, administrative expenses, partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the fourth quarter of 2019 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The lower net loss in the third quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of the Mallinckrodt agreement, lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of the Mallinckrodt agreement and lower R&D spending offset by higher selling, general and administrative expenses. The lower net loss in the first quarter of 2019 is primarily attributed to lower R&D spending offset by higher selling, general and administrative expenses and licensing revenues.

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

	Revenue	Net (loss) income	(Loss) income per share
Quarter Ended			Basici	Dilutedi
	$	$	$	$
November 30, 2020	299,442	(1,622,100)	(0.07)	(0.07)
August 31, 2020	328,781	1,026,941	0.04	0.04
May 31, 2020	395,740	(1,048,433)	(0.04)	(0.04)
February 29, 2020	377,554	(1,747,373)	(0.08)	(0.08)
November 30, 2019	232,519	(1,333,074)	(0.04)	(0.04)
August 31, 2019	1,689,941	(1,454,325)	(0.07)	(0.07)
May 31, 2019	1,214,520	(2,072,798)	(0.10)	(0.10)
February 28, 2019	343,536	(3,224,449)	(0.16)	(0.16)

(i) Quarterly per share amounts may not sum due to rounding

E.
Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2020, the Company was not involved in any material unconsolidated SPE transactions.

F.
Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the Combined Properties (as defined in Item 4.B. above), comprising the Company’s premises that it operates from in the 30 Worcester Road Facility (as defined in Item 4.B. above) as well as the adjoining 22 Worcester Road Facility (as defined in Item 4.B. above), which the Company previously occupied and is indirectly owned by the same landlord On June 21, 2020, the Company entered into a lease surrender agreement and vacated the 22 Worcester Road Facility on June 30, 2020. On August 20, 2020, the Company extended for one year its lease for the 30 Worcester Road Facility premises that it currently operates from, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations	$	$	$	$	$
Accounts payable	4,103,966	4,103,966	-	-	-
Accrued liabilities	1,780,272	1,780,272	-	-	-
Employee costs payable	1,665,236	1,665,236	-	-	-
Operating lease liability	163,904	163,904	-	-	-
Convertible debentures	1,800,000	1,800,000	-	-	-
Promissory notes payable	163,758	163,758	-	-	-
Total contractual obligations	9,677,136	9,677,136	-	-	-

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

As of March 31, 2021, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 583,028 common shares, representing approximately 2.46% of the issued and outstanding common shares of the Company (and beneficially owned approximately 5,968,688 common shares representing 20.54% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.44% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,699,791 common shares representing 19.79% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the Debentures held by Drs. Amina and Isa Odidi.).

Family Relationships

Except Drs. Isa Odidi and Amina Odidi who are spouses to each other, there are no other family relationships among any of our officers and directors.

B.
Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2020, the Company had 13 full-time employees engaged in administration and research and development.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the fiscal years ended November 30, 2020, November 30, 2019 and November 30, 2018 in respect of the Named Executive Officers (current acting and former). No other officers of the Company earned greater than C$150,000 in total compensation in the fiscal year ended November 30, 2020.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(c)	Share-based awards (U.S.$)(d)	Option-based awards (U.S.$)(2)(e)	Annual incentive plans(3)	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientific Officer	2020 2019 2018	$348,628 $340,130 $350,306	N/A N/A N/A	N/A $104,373 $811,208	N/A 102,039 N/A	N/A N/A N/A	N/A N/A N/A	$13,883 $13,545 $13,950	$362,511 $560,087 $1,175,465
Dr. Amina Odidi, President, Chief Operating Officer, Co-Chief Scientific Officer and Acting Chief Financial Officer	2020 2019 2018	$348,628 $340,130 $350,306	N/A N/A N/A	N/A $104,373 $811,208	N/A 102,039 N/A	N/A N/A N/A	N/A N/A N/A	$13,883 $13,545 $13,950	$362,511 $560,087 $1,175,465
Dr. Patrick Yat Vice-President, Chemistry and Analytical Services	2020 2019 2018	$98,341 $112,875 $116,252	N/A N/A N/A	N/A $6,612 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$9,256 $9,030 $9,300	$107,597 $128,526 $125,552
Andrew Patient, Former Chief Financial Officer (5)	2018	$232,504	N/A	$11,619	N/A	N/A	N/A	$13,950	$258,073
Greg Powell, Former Chief Financial Officer (6)	2020 2019 2018	$73,926 $108,844 N/A	N/A N/A N/A	N/A $6,620 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$5,013 $13,545 N/A	$78,939 $129,009 N/A

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7713 to C$1.00 (2019 - U.S.$ 0.7525; 2018 – U.S. $0.7750) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer. Actual amounts paid to each Named Executive Officer in fiscal 2020, 2019 and 2018 are as disclosed in the table. As at November 30, 2020, compensation in the amounts of $453,717 and $446,004 (including all other compensation) were payable to Dr. Isa and Dr. Amina Odidi, respectively.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa Odidi and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa Odidi and Amina Odidi were entitled to purchase up to 276,394 of the Company’s common shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards was determined using the Black-Scholes pricing model calculated as at the award date. These options expired in September 10, 2020.

(3)
Amount awarded at the discretion of the Board. The bonus was paid to Dr. Isa Odidi in the second quarter of 2019; no bonuses were paid during the fiscal year 2018.

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

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Isa Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually each year during the term of the agreement by 20% of the prior year’s base salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the Company’s deferred share unit plan (the “DSU Plan”); and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Isa Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Isa Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Isa Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of 20% each year and to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009 or C$452,000 per year. Pursuant to such amendment, Dr. Isa Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Isa Odidi is eligible to receive a bonus, based on his performance, and that of the Company, as determined by the Board. In February 2012, Dr. Isa Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In August 2016, Dr. Isa Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Isa Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Isa Odidi received a grant of 500,000 options of which 166,667 vested immediately on issuance, 166,667 vested on March 20, 2020 and 166,666 vested on March 20, 2021 at an exercise price of C$0.35 per share.

The employment agreement with Dr. Amina Odidi, the President, Chief Operating Officer and Co-Chief Scientific Officer of the Company, effective September 1, 2004, entitles Dr. Amina Odidi to receive a base salary of $200,000 per year, which is paid in Canadian dollars, and is increased annually by 20% of the prior year’s base salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the DSU Plan; and (c) a car allowance of up to $1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Amina Odidi written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Amina Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions. In April 2010, Dr. Amina Odidi’s employment agreement was amended effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of 20% each year and to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Pursuant to such amendment, Dr. Amina Odidi’s base salary is subject to increase on an annual basis at the discretion of the Board, and Dr. Amina Odidi is eligible to receive a bonus, based on her performance and the Company, as determined by the Board. In February 2012, Dr. Amina Odidi received a grant of 30,000 options of which 20,000 vested immediately on issuance and the remaining 10,000 vested on February 17, 2013 at an exercise price of C$32.70 per share. In August 2016, Dr. Amina Odidi received a grant of 9,000 options of which 6,000 vested immediately on issuance, with the remaining 3,000 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Amina Odidi received a grant of 7,000 options of which 2,333 vested immediately on issuance, 2,333 vested on November 30, 2018 and 2,334 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Amina Odidi received a grant of 500,000 options of which 166,667 vested immediately on issuance, 166,667 vested on March 20, 2020 and 166,666 vested on March 20, 2021 at an exercise price of C$0.35 per share.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa Odidi and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa Odidi and Amina Odidi are entitled to purchase up to 276,394 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company products and product candidates. The options are exercisable at a price of $36.20 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As of November 30, 2020, these options have expired.

The employment agreement with Dr. Patrick Yat, Vice President, Chemistry and Analytical Services of the Company, effective September 1, 2004 entitles Dr. Yat to receive a base salary of C$150,000 per year, which is paid in Canadian dollars. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term. Dr. Yat’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. In May 2011, Dr.  Yat received a grant of 5,000 options of which 1,667 vested on November 30, 2011, 1,666 options vested on November 30, 2012 and the remaining 1,666 vested on November 30, 2013 at an exercise price of C$38.20 per share. In August 2016, Dr. Yat received a grant of 2,500 options of which 1,700 vested immediately on issuance, with the remaining 800 vested on November 30, 2017 at an exercise price of C$24.20 per share. In November 2017, Dr. Yat received a grant of 1,500 options of which 500 vested immediately on issuance, 500 vested on November 30, 2018 and 500 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Yat received a grant of 40,000 options of which 13,334 vested immediately on issuance, 13,333 vested on March 20, 2020 and 13,333 vested on March 20, 2021 at an exercise price of C$0.35 per share.

Andrew Patient had served as the Company’s Chief Financial Officer from September 6, 2017 until his resignation effective on November 30, 2018. The employment agreement with Andrew Patient, dated August 30, 2017, effective September 6, 2017, entitled Mr. Patient to receive a base salary of C$300,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provided for automatic renewal on December 31 each year from year to year in absence of notice of termination from the Company at least 90 days prior to the end of the then applicable term. If the agreement was terminated without cause, it required payment to Mr. Patient of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within six months of a change of control of the Company, it required payment to Mr. Patient of thirteen months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 18 months. Mr. Patient’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. Mr. Patient was granted 6,000 options, of which 2,000 vested immediately on issuance, 2,000 vested on October 20, 2018 and the remaining 2,000 were to vest on October 20, 2019 at an exercise price of C$12.70 per share. In November 2017, Mr. Patient received a grant of 1,500 options of which 500 vested immediately on issuance, 500 to vest on November 30, 2018 and the remaining 500 to vest on November 30, 2019 at an exercise price of C$11.50 per share. Mr. Patient’s options ceased to be exercisable on March 30, 2019. As Mr. Patient resigned, no payment was made to him in connection with the termination of his employment.

Greg Powell had served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March 4, 2020. The employment agreement with Mr. Powell, effective February 11, 2019 entitled Mr. Powell to receive a base salary of C$180,000 per year. In addition, he was to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) have a car allowance of C$1,000 per month. The employment agreement was for an indefinite term. The Company could terminate this agreement without cause upon 3 to 12 months’ notice, depending on the length of employment. If the agreement was terminated without cause, it required payment to Mr. Powell of 3 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within 6 months of a change of control of the Company, it required payment to Mr. Powell of 12 months' base salary, plus 6 weeks' base salary for every full year of service, up to a combined maximum of 12 months. Mr. Powell’s employment agreement contained intellectual property, non-competition and non-solicitation provisions in favor of the Company. In March 2019, Mr. Powell received a grant of 40,000 options of which 13,334 vested immediately on issuance, 13,333 were to vest on March 20, 2020 and 13,333 will vest on March 20, 2021 at an exercise price of C$0.35 per share. Mr. Powell’s options ceased to be exercisable on July 2, 2020. As Mr. Powell resigned, no payment was made to him in connection with the termination of his employment.

John Allport had served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004 until his resignation effective on May 17, 2017. The employment agreement with Mr. Allport, effective September 1, 2004, provided for Mr. Allport to receive a base salary of C$95,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement was for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 25,000 options of which 17,500 vested immediately on issuance and the remaining 7,500 options vested on February 17, 2013 at an exercise price of C$32.70 per share. Mr. Allport’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favor of the Company. In August 2016, Mr. Allport received a grant of 5,500 options of which 3,700 vested on issuance, with the remaining 1,800 vested on November 30, 2017 at an exercise price of C$24.20 per share. Mr. Allport entered into a consulting agreement with the Company effective May 17, 2017 to provide on-going services to the Company on an as-needed basis. The consulting agreement provides that Mr. Allport is to serve as a consultant to the Company to provide pharmaceutical business consulting services when requested from time to time. The agreement is terminable by either the Company or Mr. Allport on less than one-month notice and provides for such consideration as is mutually agreed from time to time. The consulting agreement includes intellectual property, non-competition and non-solicitation provisions in favor of the Company.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for .each Named Executive Officer. all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (C$)(e)(2)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Dr. Isa Odidi	30,000 9,000 7,000 500,000	32.70 24.20 11.50 0.35	Feb. 16, 2022 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Dr. Amina Odidi	30,000 9,000 7,000 500,000	32.70 24.20 11.50 0.35	Feb. 16, 2022 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
John Allport(1)	25,000 5,500	32.70 24.20	Feb. 16, 2022 Aug. 31, 2021	N/A N/A	N/A N/A	N/A N/A
Dr. Patrick Yat	5,000 2,500 1,500 40,000	38.20 24.20 11.50 0.35	May 24, 2021 Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A

Notes:

(1)
Mr. Allport, a consultant to the Company, served as the Company’s Vice President Legal Affairs and Licensing and as a director from September 2004, until his resignation May 17, 2017.

(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and OTCQB for US$ exercise prices on November 30, 2020 (C$0.16 and US$0.13, respectively) and multiplying the result by the number of common shares underlying an option.

 Incentive Plan Awards – Value Vested or Earned During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)(1)	(c)	(d)
Drs. Isa Odidi	N/A	N/A	N/A
Dr. Amina Odidi	N/A	N/A	N/A
Dr. Patrick Yat	N/A	N/A	N/A
Greg Powell(2)	N/A	N/A	N/A

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective March 4, 2020. Mr. Powell’s options expired as of July 2, 2020.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed fiscal year, it is estimated that an amount of up to approximately C$1.7 million would be payable to each of the Odidis, which is the amount that would have been payable through to September 30, 2022, at each of the Odidis’ current annual base salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2022, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2022. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

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

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d)	(e)	(f)	(g)	(h)
Kenneth Keirstead	C$44,000	N/A	N/A	N/A	N/A	N/A	C$44,000
Bahadur Madhani	C$54,000	N/A	N/A	N/A	N/A	N/A	C$54,000
Shawn Graham	C$42,500	N/A	N/A	N/A	N/A	N/A	C$42,500
Norman Betts	C$41,500	N/A	N/A	N/A	N/A	N/A	C$41,500

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Kenneth Keirstead	3,500 4,000 60,000	C$24.20 C$11.50 C$0.35	Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Bahadur Madhani	3,500 4,000 60,000	C$24.20 C$11.50 C$0.35	Aug. 31, 2021 Nov. 30, 2022 Mar. 20, 2029	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Shawn Graham	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A
Norman Betts	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2020 (C$0.16) and multiplying the result by the number of common shares underlying an option.

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $5,500,000 subject to a deductible loss payable by the Company of $1,500,000 (for securities claims) or $1,000,000 (for other claims). The premium payable by the Company for the period from November 30, 2020 to November 30, 2021 is $99,000.

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

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2019 to November 30, 2020.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2020 for filing with the Canadian provincial securities commissions and the SEC.

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

D.
Employees

The number of full-time employees as of the end of each of last three fiscal years is as follows:

	November 30, 2020	November 30, 2019	November 30, 2018
Research Employees	11	26	49
Administrative Employees	2	5	10

Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

The Company reduced the number of employees as a cost saving measure, and because of reduced activity in operations due to the financial condition of the Company. We currently intend to hire additional employees if and when the Company’s circumstances allow for such hirings.

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

E.
Share Ownership

The following table states the names of the directors and officers of the Company (current and during the last fiscal year), the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of March 31, 2021.

Name	Position with the Company	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt(3)	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131(1)	2.44%	30,000 9,000 7,000 500,000	C$32.70 C$24.20 C$11.50 C$0.35	16/02/2022 31/08/2021 30/11/2022 20/03/2029	30,000 9,000 7,000 500,000	1,779,661 166,666 2,083,333	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company(5)	578,131(1)	2.44%	30,000 9,000 7,000 500,000	C$32.70 C$24.20 C$11.50 C$0.35	16/02/2022 31/08/2021 30/11/2022 20/03/2029	30,000 9,000 7,000 500,000	1,779,661 166,666 2,083,333	N/A	N/A
Kenneth Keirstead	Director of the Company	Nil	Nil	3,500 4,000 60,000	C$24.20 C$11.50 C$0.35	31/08/2021 30/11/2022 20/03/2029	3,500 4,000 60,000	N/A	N/A	N/A
Bahadur Madhani	Director of the Company	750	0.003%	3,500 4,000 60,000	C$24.20 C$11.50 C$0.35	31/08/2021 30/11/2022 20/03/2029	3,500 4,000 60,000	N/A	N/A	N/A
Shawn Graham	Director of the Company	1,430	0.006%	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Norman Betts	Director of the Company	Nil	Nil	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717	0.01%	5,000 2,500 1,500 40,000	C$38.20 C$24.20 C$11.50 C$0.35	24/05/2021 31/08/2021 30/11/2022 20/03/2029	5,000 2,500 1,500 40,000	N/A	N/A	N/A
Totals		583,028	2.46%	1,356,000			1,356,000	4,029,660	N/A	N/A

Notes:

(1)
578,131 represents the number of shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 546,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)
For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)
On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the original principal amount of $1.5 million (the “2013 Debenture”), which was originally due to mature January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of US$30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. The maturity date of the 2013 Debenture was changed several times from the original maturity date. A principal repayment of $150,000 was made on April 1, 2017. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. After giving effect to such partial repayments, the 2013 Debenture was convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. The maturity date for the May 2019 Debenture has been extended from time to time and the current maturity date is May 31, 2021. On September 10, 2018, the Company completed the 2018 Debenture financing in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020, and it is now due to mature on May 31, 2021. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture. On November 15, 2019, the Company issued to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into 2,083,333 common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now May 31, 2021.

(4)
Includes options exercisable within 60 days of the date of this filing.

(5)
Dr. Amina Odidi has been Acting CFO since March 4, 2020.

As of March 31, 2021, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 583,028 common shares, representing approximately 2.46% of the issued common shares of the Company (and beneficially owned approximately 5,968,688 common shares representing 20.54% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof).

The Company has in place the Option Plan for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”). Certain Named Executive Officers have been issued options under such plan. The Company had also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. As of November 30, 2020, these options have expired. No other performance-based options have been granted to any other Named Executive Officer.

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

A total of 1,556,201 options to purchase common shares have been issued, representing 6.57% of the shares issued and outstanding as of March 31, 2021. As of March 31, 2021, 17,200 options have been exercised under the Plan since inception.

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

●
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 33,000 common shares of the Company representing approximately 0.14% of the issued and outstanding common shares of the Company as of March 31, 2021.

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

The 33,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 0.14% of the Company’s common shares issued and outstanding as at March 31, 2021. No RSUs have been issued and none are outstanding as of March 31, 2021.

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

●
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 11,000 common shares of the Company, representing approximately 0.05% of the total number of issued and outstanding common shares as of March 31, 2021.

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

(i)
be of a “house keeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

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

The 11,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.05% of the Company’s common shares issued and outstanding as at March 31, 2021. A total of nil DSUs have been issued, representing common share rights that comprise 0% of the common shares issued and outstanding as at March 31, 2021.

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

Item 7.
Major Shareholders and Related Party Transactions

A.
Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of March 31, 2021, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 2.44% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,699,791 common shares representing 19.79% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.) Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099, representing less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571, representing approximately 4.65% of the Company’s common shares. To our knowledge, no other shareholder beneficially owns more than 5% of the issued and outstanding common shares of the Company. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2020 there were a total of 343 registered holders of record of our common shares, of which 245 holders were registered with addresses in Canada holding in the aggregate approximately 3% of our 23,678,105 outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 97% of our 23,678,105 outstanding common shares, and 51 holders were registered with addresses in other nations holding in the aggregate 0% of our  outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2021. No interest was paid on the May 2019 Debenture for the year ended November 30, 2020.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). The 2018 Debenture bears interest at a rate of 10% per annum, is payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The original maturity date for the 2018 Debenture was September 1, 2020. Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020. Effective November 30, 2020, the maturity date for the 2018 Debenture was extended to May 31, 2021. No interest was paid on the 2018 Debenture for the year ended November 30, 2020. The net proceeds of the 2018 Debenture were used for working capital and general corporate purposes.

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

On November 15, 2019, the Company issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the "November 2019 Debenture"). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, and was scheduled to mature on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2021. No interest was paid on the November 2019 Debenture for the year ended November 30, 2020. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer, Co-Chief Scientific Officer and acting Chief Financial Officer.

To the Company’s knowledge, Armistice, previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright; and (iii) the underwritten public offering completed in October 2018. Armistice reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571 common shares of the Company, representing approximately 4.65% of the Company’s common shares at the time.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2020, and continuing as at March 31, 2021, we are not aware of any pending or threatened material litigation claims against us, other than the following as described below.

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

On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim was filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against us adding the 4 further patents. This lawsuit was also in the District of Delaware federal court under docket number 18-404.

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

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020, which was also subject to extension via the bankruptcy.

The U.S. Federal Circuit Court of Appeal affirmed on April 4, 2019 the invalidity of one Purdue OxyContin® patent. The patent is: 9,060,976. The patent was nominally in our 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30 month litigation stay in either docketed case. On October 4, 2019 following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties were required to provide a further status reports. The 30-month regulatory stay date for FDA of March 2, 2020 remained unchanged and expired.

On April 15, 2020, Purdue filed a new patent infringement suit against the Company. The suit was filed in the United States District Court for the District of Delaware under docket number: 1:20-cv-00515. The new patent suit relates to additional Paragraph IV certifications lodged against Purdue’s patent numbers: 10,407,434 and 10,369,109.

On or about July 2, 2020 the parties in the Purdue Litigations between Purdue and Intellipharmaceutics entered into a stipulated dismissal of the Purdue Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company during the year ended November 30, 2020 and an additional $500,000 in December 2020

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.).  The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017.  The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets.  The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

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

On November 7, 2019 the Company announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc., an action pending in New York reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which Intellipharmaceutics anticipates will be funded by available insurance. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation. On December 7, 2020 the court approved the settlement and, thereby concluding the case.

             On February 21, 2019, we and our CEO, Dr. Isa Odidi, were served with a Statement of Claim filed in the Superior Court of Justice of Ontario for a proposed class action under the Ontario Class Proceedings Act. The action was brought by Victor Romita, the proposed representative plaintiff, on behalf of a class of Canadian persons who traded common shares during the period from February 29, 2016 to July 26, 2017. The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleged that he and the class suffered loss and damages as a result of their trading in our shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of our shares on the TSX during the relevant period. On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such the court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. The Company and Dr. Odidi intend to vigorously defend the action and have filed a Notice of Intent to Defend. A tentative settlement has been reached in this proceeding. A hearing for settlement approval has now been scheduled for June 25, 2021.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended  by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Fact discovery is substantially complete. Motions for summary judgment have been filed. The Company intends to continue to vigorously defend the claims asserted in the complaint. However, there can be no assurance that the case can be resolved in the Company's favor.

On February 5, 2020, we announced the resignation of Greg Powell, our former Chief Financial Officer, for personal and family reasons. On or about May 28, 2020, the Company became aware that a statement of claim was filed in the Ontario Superior Court of Justice (CV-20-00641581-0000) against the Company and its directors by Greg Powell. The claims sought damages for unpaid wages, wrongful dismissal, manner of dismissal plus other compensation claims and special damages. On August 6, 2020, the parties consented to an order dismissing this case. The Company paid the settlement amount to Mr. Powell and he signed a Release. The claim was dismissed, without costs, by a court order dated October 15, 2020.

On or about April 28, 2020, the Company received demand letters from the landlord for amounts owing. The amounts in question were fully accrued for and included in accounts payable and accrued liabilities in the consolidated balance sheets. On June 21, 2020, the Company entered into a lease surrender agreement pursuant to which it paid the rent arrears and vacated the 22 Worcester Road Facility on June 30, 2020. The Company also extended its lease for the 30 Worcester Road premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

 On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter.

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

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2020 and as of March 31, 2021, there were 23,678,105 common shares (November 30, 2019 – 22,085,856; November 30, 2018 – 18,252,243) and no preference shares issued and outstanding.

The number of shares outstanding as of November 30, 2020 increased as a result of the issuance of 1,592,249 common shares upon cashless exercise of the 2018 Pre-Funded Warrants. The number of shares outstanding increased as at November 30, 2019 as a result of the issuance of 2,793,334 common shares upon exercise of the same number of 2018 Pre-Funded Warrants and the issuance of 1,030,000 common shares in connection with the exercise of the same number of 2018 Pre-Funded Warrants as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018 and the issuance of 10,279 common shares due to the exercise of deferred share units.

The underwriting agreement relating to the October 2018 offering restricts the Company's ability to use the Company’s equity distribution agreement. It contains a prohibition on the Company for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

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

Warrants

At November 30, 2020, an aggregate of 21,784,885 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $1.00 per common share. As at March 31, 2021, an aggregate of 21,299,053 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.88 per common share.

Options

At November 30, 2020, an aggregate of 1,697,638 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $2.92 per common share and up to 670,172 additional common shares were reserved for issuance under our Option Plan.

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	date	Number	price per	date
Exercise price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,600,438	1.08	8.02	0.63	1,134,109	1.38	0.78
26.00 - 50.00	97,200	33.28	1.16	24.35	97,200	33.28	24.35
	1,697,638	2.92			1,231,309	3.90

As of March 31, 2021, there were 1,556,201 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $3.11 per common share. As at March 31, 2021, up to 811,609 additional common shares were reserved for issuance under our Option Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2021.

On September 10, 2018, the Company completed the 2018 Debenture financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020. Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020. Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021.

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

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2021.

Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2018 Debenture, the May 2019 Debenture and the November 2019 Debenture.

Deferred Share Units

At November 30, 2020, there were no DSUs issued and outstanding. From November 30, 2020 to March 31, 2021, no additional DSUs have been issued.

Restricted Share Units

At November 30, 2020, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2020 to the date of this report, no RSUs have been issued. At March 31, 2021, 33,000 RSUs are reserved for issuance under our RSU Plan.

Prior Sales

During the 12-month period prior to the date of this annual report, we have issued common shares, or securities convertible into common shares, as follows:

In January 2013, the Company completed the private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture.

             On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2021.

             On September 10, 2018, the Company issued the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was originally September 1, 2020. Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020. Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021.

On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, the November 2019 Debenture. The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, matures on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2021.

During the 12-month period ended November 30, 2020, warrants (including Pre-Funded Warrants) to purchase an aggregate of 1,592,249 common shares were exercised.

During the 12-month period ended November 30, 2020, no options were granted, and no options were exercised.

During the 12-month period ended November 30, 2020, no DSUs were granted, and no DSUs were exercised.

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

●
In January 2013, the Company completed the private placement financing of the 2013 Debenture, an unsecured debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. As a result of a refinancing transaction, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2021. No interest was paid on the May 2019 Debenture for the year ended November 30, 2020.

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

●
On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020. Effective November 30, 2020, the maturity date for the 2018 Debenture was extended to May 31, 2021. No interest was paid on the 2018 Debenture for the year ended November 30, 2020.

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

●
On November 15, 2019 the Company issued the November 2019 Debenture. The November 2019 Debenture is an unsecured convertible debenture in the principal amount of $250,000, bears interest at a rate of 12% per annum and is convertible into 2,083,333 common shares of the Company, at a conversion price of $0.12 per common share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now May 31, 2021. No interest was paid on the November 2019 Debenture for the year ended November 30, 2020.

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

●
On December 23, 2019, the Company entered into an engagement letter with Wainwright (the “2019 Wainwright Engagement Letter”) pursuant to which Wainwright agreed to serve as (i) exclusive agent or underwriter in any offering in the United States of securities of the Company during the term of the agreement and (ii) exclusive agent or advisor with respect to the solicitation with respect to the Company’s outstanding warrants. The engagement had a term of four months. The Company agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to a maximum of 8% of the aggregate gross proceeds raised in each closing from the sale of securities or warrants in each offering during the term of the engagement. The Company also agreed to grant to Wainwright, or its designees, warrants to purchase up to a maximum of 6% of the aggregate number of shares sold in the offering and issued on each closing. The 2019 Wainwright Engagement Letter provides that such warrants should have the same terms as the other warrants sold in the offering, except that their exercise price should equal 125% of the offering price per share. The 2019 Wainwright Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Company agreed to pay Wainwright a management fee equal to 1% of the gross proceeds raised in the offering, a reimbursement for non-accountable expenses of $35,000 and for up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses as well as a reimbursement for up to $10,000 for the out-of-pocket costs of clearing agent settlement and financing. In addition, the Company granted Wainwright, for a period of 12 months from the closing of an offering, a right of first refusal to act as sole book-running, sole manager, sole placement agent, sole underwriter or sole agent for every future public or private equity or debt offering using a manager or agent by the Company, or any of its successors or subsidiaries. The Company also agreed to a tail fee equal to the cash and warrant compensation provided in connection with an offering if any investor to which Wainwright introduced the Company, or that Wainwright contacted, with respect to an offering during the term of the engagement provides the Company with capital in a public or private offering, or financing or capital raising transaction during the 12 month period following termination of the Company’s engagement of Wainwright.

●
On August 20, 2020, The Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

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

E.
Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following discussion is a general summary of certain material United States federal income tax considerations applicable to a U.S. holder arising from and relating to the consequences of the ownership and disposition of our common shares and warrants that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Code. This discussion does not address holders of other securities. This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes. The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares or warrants in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of either (i) the total combined voting power of all classes of stock entitled to vote or (ii) the value of all of our outstanding stock, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the IRS will take a view similar to those described in this summary as to any of the tax consequences discussed below.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. The applicable statutes, regulations, court precedents and other authorities may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. We cannot predict whether, when, or to what extent U.S. federal tax laws will be changed, or regulations, interpretations, or rulings will be issued or revoked, nor is the long-term impact of the significant changes made to the Code in 2017 or thereafter known at this time.

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

For purposes of the income and asset tests, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received its proportionate share of the income of that other corporation. Under regulations proposed in 2020, similar rules would apply to a foreign corporation’s proportionate shares of the assets and income of a partnership in which it held, directly or indirectly, at least a 25% interest (measured by value). Also, for purposes of the income and asset tests, passive income does not include any income that is an interest, dividend, rent or royalty payment if it is received or accrued from a related person to the extent that amount is properly allocable to the active income of the related person. Under applicable attribution rules, if the Company is a PFIC, U.S. Holders of common shares will be treated as holding stock of the Company’s subsidiaries that are PFICs in certain circumstances. In these circumstances, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences for U.S. Holders under the PFIC rules.

We believe that we were not a PFIC during our 2020 taxable year and are unlikely to be a PFIC during our 2021 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict the composition of our future income and assets and the nature of our future activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years.

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

A QEF Election must be made in a timely manner as specified in applicable Treasury Regulations. Generally, the QEF Election must be made by filing the appropriate QEF election documents at the time such U.S. Holder timely files its U.S. federal income tax return for the first taxable year of the Company during which it was a PFIC or, if such holder has made a purging election, for the first taxable year of the Company during which it was a PFIC following the period covered by such purging election.

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

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

If we are not a PFIC, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. Any amount considered to be a dividend received by a U.S. Holder who is an individual should be eligible for the 20% maximum rate of U.S. federal income tax under Section 1(h)(11) of the Code. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for any “dividends received deduction” otherwise available to certain less-than 10% U.S. corporate shareholders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, due to differences between Canadian and U.S. income tax rules, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a potentially reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2020	2019
	$	$
Accounts receivable	66,384	177,202
Other receivable	500,000	-
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	566,384	177,202

Not past due	566,384	177,202
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	566,384	177,202

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company.

On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company during the year ended November 30, 2020 and an additional $500,000 in December 2020. The additional $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2020. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2020		November 30, 2019
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.2965		1.3289
	$	$	$	$
Assets
Cash	32,888	25,367	48,407	36,426
	32,888	25,367	48,407	36,426
Liabilities
Accounts payable and accrued libilities	2,055,890	1,585,723	2,282,883	1,717,814
Employee cost payable	2,158,978	1,665,236	1,187,856	893,864
	4,214,868	3,250,959	3,470,739	2,611,678
Net exposure	(4,181,980)	(3,225,592)	(3,422,332)	(2,575,252)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2020:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	4,103,966	-	-	-	-	4,103,966
Accrued liabilities	1,780,272	-	-	-	-	1,780,272
Employee costs payable	1,665,236	-	-	-	-	1,665,236
Operating lease liability	40,976	40,976	40,976	40,976	-	163,904
Convertible debentures	1,300,000	500,000	-	-	-	1,800,000
Promissory notes payable	163,758	-	-	-	-	163,758
Total contractual obligations	9,054,208	540,976	40,976	40,976	-	9,677,136

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2020, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12.
Description of Securities Other than Equity Securities.

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

None.

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of any principal, but the Company has not made interest payments on any related party Debentures since July 2019. The holders of the Debentures have waived any penalty related to the delayed payment of the interest due. Neither the Company nor its subsidiaries has any preferred shares outstanding.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2020.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We currently expect the transition to this new framework to continue through fiscal 2021. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2020. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2020.

Changes in Internal Control over Financial Reporting
During the year ended November 30, 2020, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

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

See also Item 6.A.

Item 16B.
Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2020, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The following table summarizes the total fees paid or accrued by the Company for audit and other services provided by MNP, the Company’s external auditor since July 27, 2016, in relation to the fiscal year ended November 30, 2020 and 2019:

	2020	2019
Audit Fees(1)	C$144,450	$C$171,200
Audit-Related Fees(2)	C$108,070	$C$143,741
Tax Fees(3)	C$78,431	$C$35,331
All Other Fees(4)	-	-
Total Fees	C$330,951	$C$350,272
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

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2020 and 2019, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17.
Financial Statements.

See Item 18 below.

Item 18.
Financial Statements.

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2020, 2019 and 2018

Intellipharmaceutics International Inc.
November 30, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”) as of November 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three year period ended November 30, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended November 30, 2020, in conformity with accounting principles generally accepted in the United States of America (US GAAP).

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

Change in Accounting Principle

As discussed in Note 3(t) of the consolidated financial statements, the Company has changed its method of accounting for leases as of December 1, 2019 due to the adoption of ASC 842 Leases.

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

 /s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2016.

Toronto, Canada
February 28, 2021

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at
(Stated in U.S. dollars)
	November 30,	November 30,
	2020	2019
	$	$
Assets
Current
Cash	202,046	64,622
Trade and other receivables, net	566,384	177,202
Investment tax credits	482,135	775,736
Prepaid expenses, sundry and other assets	115,750	156,616
Inventory (Note 3)	112,672	349,131
	1,478,987	1,523,307

Property and equipment, net (Note 5)	1,770,137	2,273,406
Right-of-use asset (Note 9)	137,931	-
	3,387,055	3,796,713

Liabilities
Current
Accounts payable	4,103,966	3,757,018
Accrued liabilities (Note 6)	1,780,272	927,698
Employee costs payable (Note 8)	1,665,236	893,864
Operating lease liability (Note 9)	157,110	-
Income tax payable (Note 15)	38,511	5,678
Promissory notes payable (Note 7)	163,758	159,863
Convertible debentures (Note 7)	1,791,791	1,744,813
	9,700,644	7,488,934

	9,700,644	7,488,934

Shareholders' deficiency
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,678,105 common shares	46,144,402	45,561,222
(November 30, 2019 - 22,085,856)
Additional paid-in capital	44,354,138	44,167,721
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(97,096,550)	(93,705,585)
	(6,313,589)	(3,692,221)
Contingencies (Note 16)
	3,387,055	3,796,713

On behalf of the Board:

/s/ Dr. Isa Odidi /s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
	2020	2019	2018
	$	$	$
Revenue
Licensing (Note 3)	1,401,517	1,114,031	1,370,607
Up-front fees (Note 3)	-	2,366,485	342,124
	1,401,517	3,480,516	1,712,731

Cost of good sold
Cost of goods sold	-	33,068	124,870

Gross Margin	1,401,517	3,447,448	1,587,861

Expenses
Research and development	3,517,018	6,608,794	10,827,293
Selling, general and administrative	2,147,432	4,167,801	3,476,450
Depreciation (Note 5)	415,375	505,803	610,384
	6,079,825	11,282,398	14,914,127

Loss from operations	(4,678,308)	(7,834,950)	(13,326,266)

Net foreign exchange (loss) gain	(168,568)	(25,498)	8,592
Interest income	-	13,535	227
Interest expense	(969,653)	(247,516)	(255,231)
Financing cost (Note 10)	-	-	(174,802)
Gain on settlement of convertible debt (Note 7)	-	4,419	-
Gain on settlement (Note 17)	2,500,000	-	-
Loss on disposal of property and equipment	(41,603)	-	-
Net loss before income taxes	(3,358,132)	(8,090,010)	(13,747,480)

Provision for income taxes (Note 15)
Current tax expense	32,833	5,678	-
Deferred tax recovery	-	(11,042)	-
Net loss and comprehensive loss	(3,390,965)	(8,084,646)	(13,747,480)

Loss per common share, basic and diluted	(0.14)	(0.37)	(2.89)

Weighted average number of common
shares outstanding, basic and diluted	23,561,949	21,580,059	4,762,274

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 12)	-	-	7,565	-	-	7,565
Stock options to employees (Note 11)	-	-	927,686	-	-	927,686
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,658,564	5,993,472	13,651,434	-	-	19,644,906
Proceeds from exercise of Pre-Funded warrants (Note 14)	11,123,334	4,012,528	(3,901,275)			111,253
Shares to be issued from exercise of Pre-Funded warrants (Note 14)	-	371,551	(361,251)			10,300
Cost of warrants issued to placement agent (Note 14)	-	(602,981)	602,981	-	-	-
Share issuance cost (Note 10)	-	(736,652)	(2,568,321)	-	-	(3,304,973)
Beneficial conversion feature related to Debenture (Note 7)	-	-	66,667	-	-	66,667
Net loss	-	-	-	-	(13,747,480)	(13,747,480)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307
Stock options to employees (Note 11)	-	-	264,568	-	-	264,568
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 12)	10,279	225,612	(225,612)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	8,639	-	-	8,639
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(11,042)	-	-	(11,042)
Net loss	-	-	-	-	(8,084,646)	(8,084,646)
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 11)	-	-	71,645	-	-	71,645
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	1,592,249	583,180	(583,180)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	697,952	-	-	697,952
Net loss	-	-	-	-	(3,390,965)	(3,390,965)
Balance, November 30, 2020	23,678,105	46,144,402	44,354,138	284,421	(97,096,550)	(6,313,589)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
	2020	2019	2018
	$	$	$
Net loss	(3,390,965)	(8,084,646)	(13,747,480)
Items not affecting cash
Depreciation (Note 5)	415,375	506,685	612,736
Financing cost	-	-	174,802
Provision for doubtful debts (Note 4)	-	(66,849)	-
Stock-based compensation (Note 11)	71,645	264,568	927,686
Deferred share units (Note 12)	-	-	7,565
Accreted interest on convertible debentures (Note 7)	744,930	54,469	66,560
Gain on settlement of convertible debt (Note 7)	-	(4,419)	-
Deferred income tax recovery (Note 15)	-	(11,042)	-
Write-down of inventory (Note 3)	236,459	-	-
Write-down of investment tax credits	233,377	-	-
Loss on disposal of property and equipment	41,603	-	-
Non-cash lease expense	19,855	-	-
Unrealized foreign exchange loss	62,658	57,189	52,613

Change in non-cash operating assets & liabilities
Accounts receivable	(389,182)	61,861	450,556
Investment tax credits	60,244	223,113	(362,360)
Inventory	-	(97,480)	(135,984)
Prepaid expenses, sundry and other assets	40,866	430,178	(361,702)
Accounts payable, accrued liabilities and employee costs payable	1,970,896	2,359,518	106,048
Operating lease liability	(38,486)	-	-
Income tax payable	32,833	5,678	-
Deferred revenue (Note 3)	-	(2,362,500)	(300,000)
Cash flows provided from (used in) operating activities	112,108	(6,663,677)	(12,508,960)

Financing activities
Repayment of principal on convertible debentures (Note 7)	-	(461,920)	-
Proceeds from promissory notes payable (Note 7)	-	159,863	-
Proceeds from shares to be issued from exercise of Pre-Funded Warrants (Note 14)	-	-	10,300
Proceeds from issuance of shares and warrants (Note 10 and 14)	-	-	19,644,906
Proceeds from issuance of shares on exercise of warrants (Note 14)	-	27,953	111,253
Debenture financing, net (Note 7)	-	375,000	500,000
Offering costs	-	-	(2,911,505)
Cash flows provided from financing activities	-	100,896	17,354,954

Investing activity
Sale of property and equipment (Note 5)	29,191	-	-
Purchase of property and equipment (Note 5)	(3,875)	(14,474)	(101,178)
Cash flows provided from (used in) investing activities	25,316	(14,474)	(101,178)

Increase (decrease) in cash	137,424	(6,577,255)	4,744,816
Cash, beginning of year	64,622	6,641,877	1,897,061
Cash, end of year	202,046	64,622	6,641,877

Supplemental cash flow information
Interest paid	-	139,787	209,675
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd“) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market.

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

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $3,390,965 for the year ended November 30, 2020 (2019 – $8,084,646; 2018 – $13,747,480) and has an accumulated deficit of $97,096,550 as at November 30, 2020 (November 30, 2019 - $93,705,585). The Company has a working capital deficiency of $8,221,657 as at November 30, 2020 (November 30, 2019 – working capital deficiency of $5,965,627). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

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

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, the delisting from Nasdaq (as defined below), strategic alliance agreements, and other relevant commercial considerations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(a)
Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2019 except for the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”), as further discussed below in Note 3.

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

Areas where significant judgment is involved in making estimates are the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders. As COVID-19 has spread, the Company and its third party contractors have had to ask employees to temporarily work from home, which could adversely impact the productivity of the Company’s workforce or the workforce of third parties which the Company relies on for supplies and services required for operations. The Company has also made arrangements for its employees to work under a workshare program. Any disruption of suppliers would likely impact the Company’s ability to conduct R&D and commercial operations, and ultimately materially adversely affect operating results. The extent to which COVID-19 impacts results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

As at November 30, 2020 and 2019, the Company had no cash equivalents.

(b)
Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

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
November 30, 2020, 2019 and 2018
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

The Company also had a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company had ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017.

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
November 30, 2020, 2019 and 2018
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

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2020, the Company recognized $Nil (2019 - $2,362,500) of revenue over the remaining term of the Mallinckrodt agreement, which expired on August 12, 2019. As of November 30, 2020, the Company has recorded a deferred revenue balance of $Nil (November 30, 2019 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise of raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2020, the Company had raw materials inventories of $112,672 (November 30, 2019 - $172,830), work in process of $Nil (November 30, 2019 - $73,927) and finished goods inventory of $Nil (November 30, 2019 - $102,374) relating to the Company’s generic Seroquel XR® product. During the year ended November 30, 2020, the Company wrote off raw materials inventories of $60,158 (November 30, 2019 - $Nil), work in process of $73,927 (November 30, 2019 - $Nil) and finished goods inventory of $102,374 (November 30, 2019 - $Nil). The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

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
November 30, 2020, 2019 and 2018
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
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(q)
Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2020, 2019, and 2018, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for each of the years ended November 30, 2020, 2019 and 2018 and the effect would be anti-dilutive.

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

(t)
Recently adopted accounting pronouncements

On December 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842 Leases using the modified retrospective transition method, applying the new standard to all leases existing at the date of initial application. In addition, the Company elected the package of practical expedients in transition, which permitted the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs on leases that commenced prior to adoption of the new standard. The Company also elected the ongoing practical expedient not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases. As a result of adopting the new standard, the Company didn’t recognize any right-of-use (“ROU”) assets or lease liabilities in the consolidated balance sheet, as the Company only had one lease which had a term of less than 12 months on the date of adoption of Topic 842. There was no impact to opening accumulated deficit on the date of adoption.

The ROU assets are initially measured at cost and amortized using the straight-line method through the end of the lease term. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

4.
Trade and other receivables

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Trade and other receivables are carried on the consolidated balance sheets net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2020, the Company has a trade and other receivables balance of $566,374 (2019 - $177,202) and an allowance for doubtful accounts of $Nil (2019 - $Nil). During the year ended November 30, 2020, the company reversed an allowance for doubtful accounts in the amount of $Nil (2019 - $66,849). Risks and uncertainties and credit quality information related to trade and other receivables have been disclosed in Note 17.

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2018	627,544	156,059	172,498	5,643,945	1,441,452	8,041,498
Additions	3,790	-	-	20,308	-	24,098
Balance at November 30, 2019	631,334	156,059	172,498	5,664,253	1,441,452	8,065,596
Additions	-	-	-	3,875	-	3,875
Disposition	-	-	-	(91,769)	-	(91,769)
Balance at November 30, 2020	631,334	156,059	172,498	5,576,359	1,441,452	7,977,702

Accumulated depreciation
Balance at November 30, 2018	438,534	143,593	130,491	3,297,106	1,275,781	5,285,505
Depreciation	57,604	6,233	8,402	351,611	82,835	506,685
Balance at November 30, 2019	496,138	149,826	138,893	3,648,717	1,358,616	5,792,190
Depreciation	40,559	3,116	6,721	282,143	82,836	415,375
Balance at November 30, 2020	536,697	152,942	145,614	3,930,860	1,441,452	6,207,565

Net book value at:
November 30, 2019	135,196	6,233	33,605	2,015,536	82,836	2,273,406
November 30, 2020	94,637	3,117	26,884	1,645,499	-	1,770,137

 As at November 30, 2020, there was $514,502 (November 30, 2019 - $606,271) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment. Also, during the year ended November 30, 2020, the Company returned equipment in the amount of $32,269, which was unpaid previously, and recorded loss on disposal of that equipment amounting to $11,294. The Company also sold equipment with a net book value of $59,500 for the amount of $29,191 and recognized a loss on sale of that equipment in the amount of $30,309.

As at November 30, 2020, there was $Nil (November 30, 2019 - $9,624) unpaid balance for purchased equipment. During the year ended November 30, 2020, the Company recorded depreciation expense within cost of goods sold in the amount of $Nil (November 30, 2019 - $882; November 30, 2018 - $2,352).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2020, the Company recorded a $Nil write-down of long-lived assets (2019 - $Nil; 2018 - $Nil).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

6.
Accrued liabilities

	November 30,	November 30,
	2020	2019
	$	$
Professional fees	144,866	220,754
Board of Directors fees	230,812	115,885
Litigation settlement fee (Note 16)	600,000	400,000
Interest	266,498	60,019
Other	538,096	131,040
	1,780,272	927,698

7.
Convertible debentures and promissory notes payable

(a)
Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2020	2019
Convertible debenture payable to two directors and officers of the
Company, unsecured, 10% annual interest rate,
payable monthly (“2018 Debenture”)	$500,000	$473,442

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“November 2019 Debenture”)	241,791	221,371
	$1,791,791	$1,744,813

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million, which was originally scheduled to mature on January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the original $1.5 million of the proceeds for the 2013 Debenture.

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
November 30, 2020, 2019 and 2018
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

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,350,000 and recorded the new convertible debt at the fair value of $1,350,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)
(a)
Convertible debentures (continued)

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective December 31, 2019, the December 31, 2019 maturity date for the May 2019 Debenture was further extended to February 1, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2019 of $427,119 was allocated to Additional paid-in capital. Subsequently, the fair value of the May 2019 Debenture was accreted over the remaining life of the May 2019 Debenture using an effective rate of interest of 782.7%.

Effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective March 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 15, 2020, the maturity date for the May 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

 Effective June 12, 2020, the maturity date for the May 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest. Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture matured on September 1, 2020. The 2018 Debenture bore interest at a rate of 10% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest. Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at August 26, 2019 of $62,655 was allocated to Additional paid-in capital. Subsequently, the fair value of the August 2019 Debenture was accreted over the remaining life of the August 2019 Debenture using an effective rate of interest of 77.1%.

In November 2019, the August 2019 Debenture was fully paid, and the value of the beneficial conversion feature was recalculated at settlement in the amount of $88,652, which was offset to Additional paid-in capital and $4,419 gain on settlement was recognized in the consolidated statements of operations and comprehensive loss.

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at November 15, 2019 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 152.4%.

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at January 31, 2020 of $125,000 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 504.4%.

Effective March 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at March 31, 2020 of $20,833 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 72.4%.

Effective May 15, 2020, the maturity date for the November 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 260.9%.

Effective June 12, 2020, the maturity date for the November 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at June 12, 2020 of $41,666 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 211.4%.

Effective July 15, 2020, the maturity date for the November 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 15, 2020 of $41,667

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Converible debenutres and promissory notes payable (continued)

(a)
Convertible debentures (continued)

was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 40.0%. Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021.

Accreted interest expense during the year ended November 30, 2020 is $744,930 (2019 - $54,469; 2018 - $66,560) and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the year ended November 30, 2020 is $206,564 (2019 - $182,393; 2018 - $172,977) and has also been included in the consolidated statements of operations and comprehensive loss.

(b)
Promissory notes payable

	November 30,	November 30,
	2020	2019
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	163,758	159,863

	163,758	159,863

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

8.
Employee costs payable

As at November 30, 2020, the Company had $1,665,236 (2019 - $893,864) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9.
Lease

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property, which is owned by the same landlord, for a 5-year term with a 5-year renewal option. On June 21, 2020, the Company entered into a lease surrender agreement and vacated one of its premises on June 30, 2020. On August 20, 2020, The Company extended its lease for the premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021. This operating lease was capitalized under ASC 842 effective on the August 20, 2020 date of extension.

The gross amounts of assets and liabilities related to operating leases were as follows:

November 30, 2020
Assets:
Operating lease right-of-use asset	$137,931

Liabilities:
Current:
Operating lease liability	$157,110

Total lease liability	$157,110

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

9.
Lease (continued)

On adoption of ASC 842, the Company elected to apply the recognition exemption on its rental lease agreement. During the year ended November 30, 2020, the Company recognized rent expense of $119,635 in the consolidated statement of operations and comprehensive loss.

Subsequent to capitalization of the amended lease agreement under ASC 842, operating lease costs amounting to $38,486 have been recorded in selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss for the year ended November 30, 2020. During the year ended November 30, 2020, lease payments of $18,631 were paid in relation to the operating lease liability.

Lease terms and discount rates are as follows:

November 30, 2020

Remaining lease term (months)	12
Estimated incremental borrowing rate	11.4%

The approximate future minimum lease payments for the operating lease as at November 30, 2020 were as follows:

November 30, 2020
Lease payments for the year ending November 30, 2021	$163,904
Less imputed interest	6,794
Present value of lease liabilities	$157,110

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2020, the Company had 23,678,105 (November 30, 2019 – 22,085,856) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2019 – 578,131) common shares or approximately 2.4% (November 30, 2019 – 2.6%) of the issued and outstanding common shares of the Company as at November 30, 2020.

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
November 30, 2020, 2019 and 2018
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

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in capital.

(c)
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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

During the year ended November 30, 2020, 1,592,249 common shares were issued upon the exercise of 2018 Pre-Funded Warrants (2019 – 2,793,334) for proceeds of $Nil (2019 – $27,953) and the Company recorded a charge of $583,180 (2019 – $979,705) from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were also issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018. The Company has disclosed the terms used to value these warrants in Note 14.

(d)
In July 2019, the company issued 10,279 common shares due to the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,367,810 based on the number of issued and outstanding common shares as at November 30, 2020. As at November 30, 2020, 1,697,638 options are outstanding and there were 670,172 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2020. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two-year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2020. As of November 30, 2020, these options have expired.

In the year ended November 30, 2020, Nil (2019 – 1,687,000; 2018 - Nil) stock options were granted to management and other employees and Nil (2019 – 200,000; 2018 - Nil) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s own volatility for options that have an expected life of less than ten years. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

11.
Options (continued)

The weighted average fair value of employee stock options granted was estimated using the following assumptions in Canadian dollars (“C$”):

	November 30,	November 30,	November 30,
	2020	2019	2018

	-	93.90 - 111.93%	-
Risk-free interest rate	-	1.62 - 1.90%	-
Expected life (in years)	-	5.78 - 10.00	-
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	-	$0.22 - $0.28	-

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2020			November 30, 2019			November 30, 2018
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$	$	$	$		$	$
Outstanding,
beginning of year	2,353,829	8.35	4.30	555,651	37.70	19.33	582,811	36.93	19.37

Granted	-	-	-	1,887,000	0.35	0.26	-	-	-
Cancelled	(101,182)	1.53	0.78	-	-	-	-	-	-
Forfeiture	(225,315)	0.35	0.22	(28,432)	1.41	0.80	(25,533)	20.36	14.19
Expired	(329,694)	42.84	19.68	(60,390)	31.54	14.27	(1,627)	291.07	228.92
Balance,
end of year	1,697,638	2.92	1.99	2,353,829	8.35	4.30	555,651	37.70	19.33

Options
exercisable,
end of year	1,231,309	3.90	2.64	1,122,189	17.12	8.75	544,619	38.23	19.59

As of November 30, 2020, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows in Canadian dollars (“C$”):

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	date	Number	price per	date
Exercise price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,600,438	1.08	8.02	0.63	1,134,109	1.38	0.78
26.00 - 50.00	97,200	33.28	1.16	24.35	97,200	33.28	24.35
	1,697,638	2.92			1,231,309	3.90	-

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2020 is $Nil (2019 - $Nil; 2018 - $Nil).

For the year ended November 30, 2020, 2019 and 2018, no options were exercised.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

11.
Options (continued)

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2020	2019	2018
	$	$	$
Research and development	60,446	212,357	883,064
Selling, general and administrative	11,199	52,211	44,622
	71,645	264,568	927,686

The Company has estimated its stock option forfeitures to be approximately 4% for year ended November 30, 2020 (2019 – 4%; 2018 – 4%).

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

During the year ended November 30, 2020 and 2019, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at November 30, 2020, Nil (2019 – Nil; 2018 – 10,279) DSUs were outstanding and 11,000 (2019 – 11,000; 2018 - 721) DSUs were available for grant under the DSU Plan.

The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2020, 2019 and 2018 in Additional paid-in capital and accrued the following amounts as at November 30, 2020, 2019 and 2018:

	November 30, 2020		November 30, 2019		November 30, 2018
	$	shares	$	shares	$	shares

Additional paid in capital	-	-	-	-	7,565	866
Accrued liability	-	-	-	-	-	-

During the year ended November 30, 2020, Nil (2019 – 10,279; 2018 – Nil) DSU’s were exercised and the Company recorded a charge of $Nil (2019 – $225,612; 2018 – $Nil) from Additional paid-in capital to common shares under Capital stock.

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
November 30, 2020, 2019 and 2018
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
November 30, 2020, 2019 and 2018
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

During the year ended November 30, 2020, 1,616,667 (2019 - 2,793,334) 2018 Pre-Funded Warrants were exercised and 1,592,249 (2019 – 2,793,334) common shares were issued in respect of 2018 Pre-Funded Warrants, for cash proceeds of $Nil (2019 - $27,953), and the Company recorded a charge of $583,180 (2019 – $979,705) from Additional paid-in-capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

As at November 30, 2020, Nil (2019 – 1,616,667) 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 21,923,624 warrants, including 2018 Firm Warrants, outstanding and exercisable as of November 30, 2020:

	Exercise	Number		Shares issuable
	price ($)	outstanding	Expiry	upon exercise
Warrant
June 2016 Warrants	19.30	277,478	June 02, 2021	138,739
March 2018 Warrants	6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	6.00	150,000	March 21, 2021	150,000
March 2018 Placement Agent Warrants	7.50	29,166	March 16, 2021	29,166
March 2018 Placement Agent Warrants	7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,923,624		21,784,885

During the years ended November 30, 2020 and 2019, other than 2018 Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants and no cashless exercise of warrants, resulting in the issuance of Nil common shares, respectively.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

14.
Warrants (continued)

Details of warrant transactions for the years ended November 30, 2020 and 2019 are as follows:

	Outstanding, December 1, 2019	Issued	Expired	Exercised	Outstanding, November 30, 2020
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	(181,818)	-	-
October 2017 Placement
Agent Warrants	18,181	-	(18,181)	-	-
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	1,616,667	-	-	(1,616,667)	-
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	23,740,290	-	(199,999)	(1,616,667)	21,923,624

	Outstanding, December 1, 2018	Issued	Expired	Exercised	Outstanding, November 30, 2019
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	18,181
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	4,410,001	-	-	(2,793,334)	1,616,667
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	26,533,624	-	-	(2,793,334)	23,740,290

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2020	2019	2018
Statutory income tax rate	26.5%	26.5%	26.5%
	$	$	$

Statutory income tax recovery	(889,905)	(2,143,853)	(3,643,080)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	47,287	79,210	263,650
Change in valuation allowance	843,877	2,425,721	4,861,770
Investment tax credit	-	(364,955)	(466,052)
Financing costs booked to equity	-	-	(1,049,430)
Difference in foreign tax rates	-	(1,487)	290
True up of tax returns	-	-	11,029
Tax loss expired and other	(9,069)	-	21,823
Global intangible low-taxed income (GILTI)	40,643	-	-
Income tax expense (recovery)	32,833	(5,364)	-

The Company's income tax expense (recovery) is allocated as follows:

Current tax expense	32,833	5,678	-
Deferred tax recovery	-	(11,042)	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,
	2020	2019
	$	$
Deferred tax assets
Non-capital loss carry-forwards	14,690,358	13,031,063
Book and tax basis differences
on assets and liabilities	1,274,734	1,151,545
Other	1,263,175	1,514,224
Investment tax credit	3,405,090	3,759,118
Undeducted research and
development expenditures	4,990,176	5,366,539
Capital loss carryforwards	318,915	322,983
Share issuance cost	492,243	813,208
	26,434,691	25,958,680
Deferred tax liabilities
Unrealized foreign exchange gain	(271,913)	(279,062)
Convertible debentures	(4,132)	(14,627)
	(276,045)	(293,689)

Valuation allowances for
deferred tax assets	(26,158,646)	(25,664,991)
Net deferred tax assets	-	-

Deffered tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax assets (liabilities):
	2020	2019
	$	$

Balance at the beginning of the year	-	-
Recognized in profit/loss	-	(11,042)
Recognized in shareholders' equity	-	11,042
Balance at the end of the year	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2020, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$
2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	11,534,818
2039	8,614,862
2040	4,811,764
55,435,312

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2020. The Company has non-capital loss carry-forwards at November 30, 2020, totaling $55,435,312 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2040.

At November 30, 2020, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $18,830,851 (2019 - $20,251,089) which can be carried forward indefinitely.

At November 30, 2020, the Company had approximately $3,508,087 (2019 - $3,887,669) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2020 or November 30, 2019.

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

The Company had no accrued interest and penalties as of November 30, 2020, 2019 and 2018.

16.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2020, and continuing as at February 28, 2021, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

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

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and was initially set to expire on August 24, 2019, unless the stay was earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

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

On July 6, 2018, the court issued a claims construction on the first case.

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

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020, which was also subject to extension via the bankruptcy.

The U.S. Federal Circuit Court of Appeal affirmed on April 4, 2019 the invalidity of one Purdue OxyContin® patent. The patent is: 9,060,976. The patent was nominally in the 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30-month litigation stay in either docketed case.

On October 4, 2019, following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties were required to provide a further status report no later than March 13, 2020. During a status

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

update March 13, 2020, the stay was ordered to be continued. The parties were required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order was issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged, and has now expired.

On April 15, 2020, Purdue filed a new patent infringement suit against the Company. The suit was filed in the United States District Court for the District of Delaware, under docket number: 1:20-cv-00515. The new patent suit relates to additional Paragraph IV certifications lodged against Purdue’s patent numbers: 10,407,434 and 10,369,109.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue agreed to pay an amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.).  The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets.  The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019. Given the lack of activity for the past several months, plaintiffs’ counsel filed on March 11, 2020, a letter on behalf of all parties jointly requesting a conference with the Court about the preliminary approval motion for the settlement. In an order entered on July 30, 2020, the Court preliminarily approved the proposed settlement and scheduled a hearing to consider final approval of the settlement for December 4, 2020. On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

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

On January 28, 2020, the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020, the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. The Company and Dr. Odidi intend to vigorously defend the action and have filed a Notice of Intent to Defend. A tentative settlement has been reached in this proceeding. A hearing for settlement approval has now been scheduled for June 25, 2021.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018,

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after the Registration Statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The Plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Fact discovery is substantially complete. Motions for summary judgment have been filed. The Company intends to continue to vigorously defend the claims asserted in the complaint. However, there can be no assurance that the case can be resolved in the Company's favor.

On May 28, 2020, the Company became aware that a statement of claim was filed in the Ontario Superior Court of Justice (CV-20-00641581-0000) against the Company and its directors by Greg Powell, a former employee and former CFO of the Company. The claims sought damages for unpaid wages, wrongful dismissal, manner of dismissal plus other compensation claims and special damages. On August 6, 2020, the parties have consented to an order dismissing this case. The claim was dismissed by a court order dated October 15, 2020.

On August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter.

On or about April 28, 2020, the Company received demand letters from their landlord for amounts owing. The amounts in question were fully accrued for and included in accounts payable and accrued liabilities in the consolidated balance sheets. On June 21, 2020, the Company entered into a lease surrender agreement pursuant to which it paid the rent arears and vacated the property at 22 Worcester Road on June 30, 2020. The Company also entered into an agreement extending its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

17.
 Financial instruments

(a)
 Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
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

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2020		November 30, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,791,791	1,784,646	1,744,813	1,778,988
Promissory notes payable(i)	163,758	163,758	159,863	159,863

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2020	2019
	$	$

Accounts receivable	66,384	177,202
Other receivable	500,000	-
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	566,384	177,202

Not past due	566,384	177,202
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	566,384	177,202

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(b)
 Interest rate and credit risk (continued)

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company.

On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company and paid an additional $500,000 in December 2020. During the year ended November 30, 2020, the Company received the initial payment of $2,000,000 and the remaining $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2020:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	4,103,966	-	-	-	-	4,103,966
Accrued liabilities	1,780,272	-	-	-	-	1,780,272
Employee costs payable	1,665,236	-	-	-	-	1,665,236
Operating lease liability (Note 9)	40,976	40,976	40,976	40,976	-	163,904
Convertible debentures (Note 7)	1,300,000	500,000	-	-	-	1,800,000
Promissory notes payable (Note 7)	163,758	-	-	-	-	163,758
Total contractual obligations	9,054,208	540,976	40,976	40,976	-	9,677,136

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
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

	November 30,	November 30,	November 30,
	2020	2019	2018
	$	$	$

Revenue
United States	1,401,517	3,480,516	1,712,731
	1,401,517	3,480,516	1,712,731

Total assets
Canada	3,387,055	3,796,713	11,474,227

Total property and equipment
Canada	1,770,137	2,273,406	2,755,993

Item 19.
Exhibits.

EXHIBIT INDEX

Number	Exhibit
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
4.6
12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.56 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.7
Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.8
Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.9
Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.10
Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.72 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.11
Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.12
Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.79 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.13
Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.80 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.14
Extension of Debenture Maturity Date dated as of October 1, 2018 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.29 to Amendment No. 1 to the Company's Registration Statement on Form F-1 as filed on October 5, 2018 (Registration No. 333-227448)

4.15
Extension of Debenture Maturity Date dated as of October 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.15 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.16
Extension of Debenture Maturity Date dated as of April 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.16 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.17
12% convertible term debenture dated May 1, 2019 in principal amount of $1,050,000 refinancing of that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.17 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.18
Extension of Debenture Maturity Date dated as of November 1, 2019 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.18 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.19
Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.19 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.20
Extension of Debenture Maturity Date dated as of January 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.20 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.21(1)	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.22(1)	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.23(1)	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.24(1)	Extension of Debenture Maturity Date dated as of July 15, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.25(1)	Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.26
Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.27(†)
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

4.28
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

4.29	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of May 2016 as filed on May 27, 2016)
4.30(†)
License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp. (incorporated herein by reference to Exhibit 4.74 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.31
Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.32	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.33	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.34
Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.35
Form of Securities Purchase Agreement dated March 13, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.36	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.37	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)
4.38
Engagement Letter by and between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.39
Form of Securities Purchase Agreement dated March 19, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.40	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.41	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)
4.42
Engagement Letter by and between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.43
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

4.46
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.47
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 13, 2018 (incorporated herein by reference to Exhibit 99.5 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.48
Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 18, 2018 (incorporated herein by reference to Exhibit 99.6 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.49
Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 19, 2018 (incorporated herein by reference to Exhibit 99.7 to the Company's report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.50
Underwriting Agreement between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated October 12, 2018 (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.51	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.52	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.53	Form of Underwriter Warrant (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.54
10% convertible term debenture dated September 10, 2018 in principal amount of $500,000 (incorporated herein by reference to Exhibit 4.25 to the Company's Registration Statement on Form F-1 as filed on September 20, 2018 (Registration No. 333-227448))

4.55(1)	Extension of Debenture Maturity Date dated as of September 1, 2020 to that certain 10% convertible term debenture dated September 10, 2018
4.56(1)	Extension of Debenture Maturity Date dated as of November 30, 2020 to that certain 10% convertible term debenture dated September 10, 2018
4.57(^)
License and Commercial Supply Agreement dated effective August 15, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.50 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.58(^)
License and Commercial Supply Agreement dated effective September 2, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.51 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.59(^)
License and Commercial Supply Agreement dated effective November 1, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.52 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.60
Promissory note dated September 5, 2019 for up to $6,500 issued by Intellipharmaceutics International Inc. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.53 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.61
Promissory note dated September 13, 2019 for up to CDN$203,886 issued by Intellipharmaceutics International Inc. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.54 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.62
12% convertible term debenture dated November 15, 2019 in principal amount of $250,000 (incorporated herein by reference to Exhibit 4.55 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.63
Extension of Debenture Maturity Date dated as of January 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019 (incorporated herein by reference to Exhibit 4.56 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.64(1)	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.65(1)	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.66(1)	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.67(1)	Extension of Debenture Maturity Date dated as of July 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.68(1)	Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.69(1)
Indenture of Lease dated as of August 20, 2020 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada

8.1(1)	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange
13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)
101(1)(2)	(i) Consolidated balance sheets as at November 30, 2020 and 2019
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2020, 2019 and 2018
(iii) Consolidated statements of shareholders' equity (deficiency) for the years ended November 30, 2020, 2019 and 2018
(iv) Consolidated statements of cash flows for the years ended November 30, 2020, 2019 and 2018
(v) Notes to the consolidated financial statements

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2020.
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

/s/ Dr. Amina Odidi
Dr. Amina Odidi

Acting Chief Financial Officer (Principal Financial Officer)

Intellipharmaceutics International Inc.

March 31, 2021