Form 20-F
period 2020-11-30
Intellipharmaceutics International Inc.
filed 2022-04-01
CIK 1474835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended November 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common shares, no par value

As of November 30, 2021, the registrant had 33,092,665 common shares outstanding.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section in Item 3.D below, the “Risk Factors” sections of our latest annual information form and our latest registration statements on Form F-1 and F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™, PODRAS™.Regabatin™ XR and Aximris XR™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual report are the property of their respective holders.

We initially named our oxycodone hydrochloride extended-release tablets “Rexista™,” but later changed the name of our product candidate to “Aximris XR™”as the FDA did not approve the proposed name “Rexista”. References in this annual report, and/or the documents incorporated by reference herein or therein to Oxycodone ER,Rexista™ or Aximris XR™ are intended to refer to our oxycodone hydrochloride extended release tablets product candidate.

Unless the context otherwise requires, references in this document to (i) share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split (the “reverse split”) which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018, and (ii) ”consolidation” or “share consolidation” are intended to refer to such reverse split. The common shares of the Company are currently traded on the OTCQB and the TSX.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2 Offer Statistics and Expected Timetable

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data of the Company has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2021, 2020, 2019, 2018, and 2017.As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in U.S. dollars, unless otherwise indicated.

(In thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2021	As at and for the year ended November 30, 2020	As at and for the year ended November 30, 2019	As at and for the year ended November 30, 2018	As at and for the year ended November 30, 2017
Revenue	Nil	1,402	3,481	1,713	5,504
Loss for the year	(5,145)	(3,391)	(8,085)	(13,747)	(8,857)
Total assets	2,096	3,387	3,797	11,474	7,397
Total liabilities	10,252	9,701	7,489	7,372	7,010
Net assets	(8,155)	(6,314)	(3,692)	4,102	386
Capital stock	49,176	46,144	45,561	44,328	35,290
Loss per share - basic and diluted	(0.17)	(0.14)	(0.37)	(2.89)	(2.86)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	29,430	23,562	21,580	4,762	3,101

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

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For fiscal year ended November 30, 2021, we reported net losses of $5,145,155, and negative cash flow from operating activities of $2,461,329. As of November 30, 2021, we had an aggregate accumulated deficit of $102,241,705. We anticipate that we will continue to report losses as well as negative operating cash flow. As a result of these net losses and other factors our independent auditors issued an audit opinion with respect to our financial statements for the three years ended November 30, 2021that indicated that there is a substantial doubt about our ability to continue as a going concern.

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

                Our business requires substantial capital investment to conduct our R&D, clinical and regulatory activities, to defend against patent litigation claims, and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2021, our cash balance was $771,945. We currently expect to meet our short-term cash requirements from quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels, as well as from potential revenues for approved generic products or other collaborations, and other available financing. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs.  Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products.  We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, as well as selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company.  For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

 The availability of equity or other financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners, the market acceptance of our products, the state of the capital markets generally, the availability of strategic alliance agreements and other relevant commercial considerations. If we raise additional funds by issuing equity securities, our then-existing security holders will likely experience dilution. Any additional indebtedness would create increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of any litigation to which we are a party and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part, at any time, to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada or other regulatory authorities for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs, at all or in time to competitively market our products or product candidates.

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

Our founders, Drs. Amina and Isa Odidi, our President, Chief Operating Officer and Co-Chief Scientific Officer and our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, respectively, and shareholders of our Company, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate approximately 1.75% of our issued and outstanding common shares as of March 31, 2022 (and collectively beneficially owned in the aggregate approximately 15.31% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the 2018 Debenture (as defined below),  May 2019 Debenture(as defined below) and the November 2019 Debenture (as defined below and collectively with the 2018 Debenture and the May 2019 Debenture, the “Debentures”). As a result, these shareholders potentially may be able to exercise influence over matters submitted to our shareholders for approval.

Approvals for our product candidates may be delayed or become more difficult to obtain because of failure to pay FDA fees required, or if the FDA changes its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012 (“GDUFA”), was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, and product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2022, the annual facility fee is $210,012and the GDUFA fee is $153,686. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. Any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products and generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

Successful development of our product candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements or guidelines for the demonstration of bioequivalence;

•	for NDA candidates, a product may not demonstrate acceptable large-scale clinical trial results, even though it demonstrated positive preclinical or initial clinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•	products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;

•	changes in the approval process of the FDA or other regulatory bodies during the development period or changes in regulatory review for each submitted product application may also cause delays in the approval or result in rejection of an application;

•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•	difficulties may be encountered in the manufacture and/or packaging of our products;

•	once manufactured, our products may not meet prescribed quality assurance and stability tests;

•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

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

Our ANDA product, a once daily generic Focalin XR® capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par Pharmaceutical, Inc. (“Par”). Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA (as defined in Item 4.B. below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par had 180 days of U.S. generic marketing exclusivity for those strengths. In November 2017, Par launched the remaining 5 and 40 mg strengths of generic Focalin XR®, complementing the 10, 15, 20, 25, 30 and 35 mg strengths previously launched and marketed by Par and providing us with the full line of general Focalin XR® strengths available in the U.S. market. Under the Par agreement (as defined below), we receive calendar quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance that commercialization of the product will produce significant revenue for us. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due. On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma the exclusive license to market, sell and distribute all strengths of generic Seroquel XR® (quetiapine fumarate extended-release tablets) in the United States. In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths and on September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute that product in the United States. Our Venlafaxine hydrochloride extended-release capsules received final approval from the FDA in the 37.5, 75 and 150 mg strengths in November 2018; and the Company announced an exclusive licensing agreement with Tris Pharma to market, sell and distribute that product in the United States in November 2019.Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases.

There can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us.

Our near-term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded products are in the market. Although we have some NDA 505(b)(2) product candidates in our pipeline, these are at early stages of development except Aximris XR that is still awaiting FDA decision. We have ANDAs still under review by the FDA and products that have been approved by the FDA that are not licensed.

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

If our manufacturing facility fails to comply with regulatory requirements or encounter other manufacturing difficulties, it could adversely affect our ability to supply products. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with the current cGMP regulations. Compliance with FDA and Health Canada cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, record-keeping and quality assurance and control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects our manufacturing facility to possible legal or regulatory action, including shutdown, which may adversely affect our ability to manufacture product. If we are not able to manufacture products at our manufacturing facility because of regulatory, business or any other reasons, the manufacture and marketing of these products would be interrupted. This could have a material adverse impact on our business, results of operations, financial condition, cash flows and competitive position.

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

Companies with innovator drugs often pursue strategies that may serve to prevent or delay competition from alternatives to their innovator products. These strategies include, but are not limited to:

•	filing “citizen petitions” with the FDA that may delay competition by causing delays of our product approvals;

•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate a product’s bioequivalence or “sameness” to the related innovator product;

•	filing suits for patent infringement that automatically delay FDA approval of products seeking approval based on the Section 505(b)(2) pathway;

•	obtaining extensions of market exclusivity by conducting clinical trials of innovator drugs in pediatric populations or by other methods;

•	persuading the FDA to withdraw the approval of innovator drugs for which the patents are about to expire, thus allowing the innovator company to develop and launch new patented products serving as substitutes for the withdrawn products;

•	seeking to obtain new patents on drugs for which patent protection is about to expire; and

•	initiating legislative and administrative efforts in various states to limit the substitution of innovator products by pharmacies.

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

Even if we are able to obtain regulatory approvals for our product candidates, the success of any of our products will be dependent upon market acceptance by physicians, healthcare professionals and third-party payers and our profitability and growth will depend on a number of factors, including:

•	demonstration of safety and efficacy;

•	changes in the practice guidelines and the standard of care for the targeted indication;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	the availability of alternative products from competitors;

•	the prices of our products relative to those of our competitors;

•	pricing, reimbursement and cost effectiveness, which may be subject to regulatory control;

•	the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level;

•	the acceptance of our products by government and private formularies; and

•	the availability of adequate third-party insurance coverage or reimbursement.

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

The effect of U.S. federal income tax law changes enacted in 2017 on the U.S. corporate income tax burden on our future U.S. operations cannot be predicted. Although such legislation reduced the maximum corporate income tax rate from 35% to 21%, it also introduced several changes that could increase our effective rate of tax to a rate in excess of 21% on any net operating income we earn in the future. For example, if our operations are highly leveraged, the new limitations on business interest deductions may prevent us from being able to reduce our corporate income tax base by a significant amount of interest incurred on debt necessary to fund operations. In addition, limitations enacted in and after 2017on a corporation’s ability to reduce its taxable income by net operating loss carryovers may prevent us from using prior year accumulated losses fully to offset taxable income earned in profitable years. Finally, if we make significant payments for interest, royalties, services and otherwise deductible items to our foreign affiliates, the base erosion minimum tax enacted in 2017 may apply to increase our effective rate of U.S. corporate income tax.

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

We are a “foreign private issuer,” as such term is defined under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. Under the U.S. Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on May 30, 2022.

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

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations

In the event we pursue growth through international operations, such growth could strain our resources, and if we are unable to manage any growth we may experience, we may not be able to successfully implement our business plan.

In connection with any geographic expansion we may pursue, international operations would involve substantial additional risks, including, among others: difficulties complying with the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws; difficulties maintaining compliance with the various laws and regulations of multiple jurisdictions that may be applicable to our business, many of which may be unfamiliar to us; more complexity in our regulatory and accounting compliance; differing or changing obligations regarding taxes, duties or other fees; limited intellectual property protection in some jurisdictions; risks associated with currency exchange and convertibility, including vulnerability to appreciation and depreciation of foreign currencies; uncertainty related to developing legal and regulatory systems and standards for economic and business activities in some jurisdictions; trade restrictions or barriers, including tariffs or other charges and import-export regulations, changes in applicable laws or policies; the impact of and response to natural disasters; and the potential for war, civil or political unrest and economic and financial instability. The occurrence of any of these risks could limit our ability to pursue international expansion, increase our costs or expose us to fines or other legal sanctions, any of which could negatively impact our business, reputation and financial condition.

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

The extent to which COVID-19 impacts our results will depend on future developments, which are still uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. It is not possible to reliably estimate length and severity of the developments and impact on the future financial condition of the company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

As of March 31, 2022, we had approximately 33,092,665 common shares outstanding. In order to raise additional capital, we intend to offer additional common shares or other securities convertible into or exchangeable for our common shares. In addition, a substantial portion of our common shares are currently freely trading without restriction under the U.S. Securities Act, having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144.

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

In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 Common Shares at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60. The Common Shares were subject to a four-month hold period which expired on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the “TSX”). The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the “1933 Act”). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements.

On October 22, 2009, Intellipharmaceutics Ltd. (“IPC Ltd”) and Vasogen Inc. (“Vasogen”)completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company. Our shareholders who received shares under the IPC Arrangement Agreement who were not deemed “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement were able to resell the common shares that they received without restriction under the U.S. Securities Act. The common shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.

As of March 31, 2022, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of the outstanding Debentures for an aggregate of approximately 26,679,474common shares. To the extent any of our options and warrants are exercised and the Debentures are converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

The closing price of our common shares on the OTCQB on March 30, 2022 was $0.1308 per share. If the market price of our common shares remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our common shares. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

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

For the years ended November 30, 2020, 2019 and 2018, we spent a total of $2,661,875, $3,517,018, and $6,608,794, respectively, on research and development. Over the past three fiscal years and up to March 31, 2021, we have raised approximately 3,319,448 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are currently listed on the TSX and on OTCQB under the symbol “IPCI” and “IPCIF” respectively.

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

B. Business Overview

Corporate Developments

•	In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

•	In November 2021 the Company received final FDA approval for its Dexmethylphenidate Extended-release Capsules in the 5 mg, 10 mg, 30 mg and 40 mg strengths. The 15 mg and 30 mg strengths were initially approved and commercialized by Par Pharmaceutical Inc. (“Par”) in November 2013; the additional strengths launched at the time, and subsequently, were approved in a Par abbreviated new drug application.

•	Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. (“Tris Pharma”) for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® for the US market were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases.

•	On April 22, 2021, the Company announced the completion of a non-brokered private placement (the “Private Placement”) of 9,414,560 common shares of the Company (the “Common Shares”) at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60, subject to the final acceptance by the TSX. The Common Shares were subject to a four-month hold period that expired on August 22, 2021 in accordance with applicable securities legislation and the policies of the TSX. The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 as amended (“U.S. Securities Act”). The Common Shares issued in the Private Placement were not registered under the U.S. Securities Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. The TSX approved the private placement. The proceeds of the Private Placement were used to maintain the Company’s existing operations and for general working capital purposes and to fund research and development activities.

•	On July 2, 2020 the Company announced that the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Purdue Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Purdue Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue’s chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XRTM with the FDA. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount of money to the Company.

•	On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to discuss our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA. To date the FDA has not communicated any action to the Company.

There can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. or that the product will ever be successfully commercialized and produce significant revenue for us. If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated settlement agreement of the Purdue Litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again. There can be no assurance that any of the generic products approved for the Company, for the US or Canadian market, will ever be successfully commercialized and produce significant revenue for us.

Nasdaq Delisting and OTCQB Quotation

In March 2019, we received formal notice that a Nasdaq Panel had determined to delist our Common Shares from Nasdaq based upon our non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our Common Shares began trading on the OTCQB under the symbol “IPCIF”, commencing on March 21, 2019. Our shares also are listed on the TSX under the symbol “IPCI” and our non-compliance with Nasdaq’s requirements did not impact our listing or trading status on that exchange.

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

In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. Revenues from sales of the generic Focalin XR® capsules continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due. The Company has now received final FDA approval for the 5 mg, 10 mg, 30 mg and 40 mg strengths in its ANDA.

In October 2016, we announced we had entered into a license and commercial supply agreement (the “Mallinckrodt agreement”) with Mallinckrodt LLC (“Mallinckrodt”), granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three extended release drug products, including Quetiapine fumarate extended-release tablets (generic of Seroquel XR®).

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

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma the exclusive license to market, sell and distribute in the United States Quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths. Several other generic versions of these licensed products are available in the market. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

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

There can be no assurance that any of our product candidates will receive regulatory approval from FDA, Health Canada or the regulatory authorities of any other country in which our products are proposed to be sold, or that any of our products will ever be successfully commercialized and produce significant revenues for us.Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company. The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. We have adjusted our R&D and business development/marketing activities according to the pandemic effects as we continue to work to try to ensure operations continue while we remain committed to keeping our employees safe. We have also made arrangements for our employees to work under a government workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week and the government of Canada provides income support in the form of employment insurance. From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effect of the Covid-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory pathway. Later, our development program became increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We increased emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for Oxycodone ER and RegabatinTM XR, and commencing other projects in our 505(b)(2) pipeline. We work on these and other product candidates as resources permit.Currently, we are not working on these product candidates. In January 2019, we announced that we had commenced an R&D program of pharmaceutical cannabidiol (“CBD”) -based products. As part of the CBD-based R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. We are still exploring collaboration with potential commercialization partners in the cannabidiol industry, and had identified a potential supplier of CBD.There can be no assurance that any of our provisional patent applications will successfully mature into patents. The Company holds a Health Canada Cannabis Drug License (“CDL”). Under the CDL, we are authorized to possess, produce, sell and deliver drug products containing CBD in Canada.We had also previously identified several additional 505(b)(2) product candidates for development in various areas including cardiovascular, dermatology, pulmonary disease and oncology. We are still exploring the potential development of such product candidates when resources are available.The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

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

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets)is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We started, and intend to continue, working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that it had met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

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

There can be no assurance that we will be successful in developing any product utilizing the PODRASTM platform, that we will be successful in submitting any NDA, that the FDA will approve the product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.

The HypermatrixTM Family of Technologies

Our platform of Hypermatrix™ drug delivery technologies include, but are not limited to, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™ andIntelliShuttle™. Some of their key attributes are described below.

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(3) Received final approval for 5 mg, 10 mg, 20 mg and 40 mg in Intellipharmaceutics’ ANDA	ANDA	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	ANDA Repository(4)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	Intellipharmaceutics.
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA Application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. .	ANDA ANDS	Intellipharmaceutics. Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements .
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received approval for the 50 and 100 mg strengths from FDA. received approval (notice of compliance) from Health Canada for the 50 mg and 100 mg strengths	ANDA ANDS	Intellipharmaceutics.
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules		Pain	NDA application accepted February 2017 and under review by FDA. Second FDA Advisory Committees meeting held January 2020. Awaiting action from FDA	NDA 505(b)(2)	Intellipharmaceutics
Pregabalin extended-release capsules		Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	Intellipharmaceutics
Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	Intellipharmaceutics

Notes:

(1) There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2) For information regarding the Par agreement, the Tris Pharma agreement, and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see the “Business Overview” and “Other Potential Products and Markets” sections. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are seeking licensing agreement opportunities or other opportunities. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(3)  Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

(4)  As at September 30, 2019, pursuant to the Levetiracetam ANDA Agreement, we sold the Transferred Levetiracetam ANDA to the Levetiracetam ANDA Purchaser in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time provided that any outstanding fees are paid to ANDA Repository, provided that any outstanding fees are paid to ANDA Repository.

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

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva to 180 days of generic exclusivity from the date of first launch of such products. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. In November 2017, Par launched the remaining 5 and 40 mg strengths providing us with the full line of generic Focalin XR® strengths available in the U.S. market. The Company has now received final FDA approval for the 5 mg, 10 mg, 30 mg and 40 mg strengths in its ANDA.

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

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Keppra XR®. These multi-year agreements are each subject to early termination. There can be no assurance that the Company’s generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized in the US market. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will ever be successfully commercialized there and produce significant revenues for us.

On September 30, 2019, pursuant to the “Levetiracetam ANDA Agreement, we sold the Transferred Levetiracetam ANDA to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA sale agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time, provided that any outstanding fees are paid to the Levetiracetam ANDA Purchaser.

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

There can be no assurance that our generic Glucophage® XR for the 500 and 750 mg strengths will be successfully commercialized in the US market. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Venlafaxine hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR ® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor XR®, and the drug active venlafaxine hydrochloride, are indicated for the treatment of major depressive disorder, or MDD. We are actively exploring the best approach to maximize our commercial returns from this approval. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine extended-release capsules in the 37.5, 75, and 150 mg strengths. Several other generic versions of the licensed products are currently available in the market and that this limits the overall market opportunity. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that the Company’s venlafaxine hydrochloride extended-release capsules for the 37.5 mg, 75 mg, and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Seroquel XR®, and the drug active quetiapine fumarate, are indicated for use in the management of schizophrenia, bipolar disorder and major depressive disorder. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our then marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement, and effective August 12, 2019 the Mallinckrodt agreement was terminated.

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

On August 15, 2019 we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute all strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that the product will be successfully commercialized and produce significant revenue for us.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Pristiq®, and the drug active desvenlafaxine succinate, are indicated for use in the management of depression. We previously announced that we had entered into the Mallinckrodt agreement, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company’s desvenlafaxine extended-release tablets (generic Pristiq®). Among other things, the agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. Effective August 12, 2019, the Mallinckrodt agreement was terminated. On September 5, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute the two strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. The product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenue for us.

In February 2022 the Company received Health Canada marketing approval (notice of compliance) for generic Pristiq (desvenlafaxine extended-release tablets) in the 50 and 100 mg strengths. The Company is discussing a licensing agreement for the commercialization of the product.

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

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a Prescription Drug User Fee Act, or PDUFA, goal date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA’s “Abuse-Deterrent Opioids - Evaluation and Labeling” guidance published in April 2015.FDA had agreed that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

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

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents. As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018.

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patentc which is one of the six patents included in the original litigation case.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. On April 24, 2019, an order had been issued, setting atrial date of November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the Purdue Litigations between Purdue and Intellipharmaceutics entered into a stipulated dismissal of the Purdue Litigations. The stipulated dismissal, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XR™ with the FDA.

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

In September 2017, the Company received a Complete Response Letter (“CRL”) from the FDA for the Oxycodone ER NDA, stating that it could not approve the application at that time. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration, provide additional information related to the inclusion of the blue dye in the formulation, of the product, and submit an alternate proposed proprietary name for Oxycodone ER. The FDA required a response within a year of issuing the CRL but granted our request for an extension to resubmit by February 28, 2019.

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

The NDA resubmission in response to CRL was filed February 28, 2019. In March 2019, the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA. The FDA had informed the Company that it considered the resubmission a complete response to the September 22, 2017, action letter it issued in respect of the NDA.

On July 24, 2019, we announced that the Company had been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss our NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement was not unique to our product and the Anesthetic and Analgesic Drug Products Advisory Committees (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA was going to be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing PDUFA timeline, but noted that, due to the postponement of the AADPAC meeting, it was possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the PDUFA goal date of August 28, 2019.

In December 2019, we announced that a joint meeting of the Advisory Committees of the FDA had been scheduled for January 15, 2020 to review the NDA for Aximris XRTM abuse-deterrent oxycodone hydrochloride extended-release tablets.

On January 15, 2020, at a joint meeting of the Advisory Committees of the FDA to review our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XRTM for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The 30-month stay date of March 2, 2020 has since expired. The Company has been following up with FDA, however no action has been taken on the NDA yet.

There can be no assurance that the studies submitted to the FDA will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrent label claims, that the FDA will ultimately approve our NDA for the sale of Aximris XRTM in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us.If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated settlement agreement of the Purdue Litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again.

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

 In March 2015, the FDA accepted a Pre-Investigational New Drug or Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and have been evaluating strategic options to advance this opportunity.

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

 If developed and approved, IPCI006 may be the first immediate release formulation of oxycodone hydrochloride intended to simultaneously prevent or delay overdose and prevent abuse by intranasal or intravenous routes.

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

In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. Under the terms of the agreement the distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generics of Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of said products. The multi-year agreement with the Philippines distributor is subject to early termination. Financial terms of the agreement have not been disclosed. There can be no assurance as to when or if any of our products or product candidates will receive regulatory approval for sale in the Philippines or that, if so approved, any such products will be successfully commercialized there and produce significant revenues for us. Moreover, there can be no assurance that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of our requested abuse-deterrent label claims, that the FDA will meet its deadline for review, that the FDA will ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us.

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

The multi-year agreements with the Malaysian and Vietnamese distributors are each subject to early termination. Financial terms of the agreements have not been disclosed. There can be no assurance as to when or if any of our products will receive regulatory approval for sale in Malaysia or Vietnam or that, if so approved, the products will ever be successfully commercialized there and produce significant revenues for the Company.

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

We believe that our ability to successfully compete will depend on, among other things, the efficacy, safety and reliability of our products and product candidates, the timing and scope of regulatory approval, the speed at which we develop product candidates, our, or our commercialization partners’ ability to manufacture and sell commercial quantities of a product to the market, product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technologies, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

MANUFACTURING

We have internal manufacturing capabilities consisting of cGLP research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road Facility (as defined below). Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials are generally not particularly volatile. In October 2014, the FDA provided us with written notification that 30 Worcester Road Facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. The most recent inspections by FDA were conducted in July 2017 and June 2019; both closed satisfactorily. Similarly, Health Canada completed an inspection of 30 Worcester Road Facility in September 2015 which resulted in a “compliant” rating. The most recent Health Canada inspection was conducted in June 2019 and a compliance rating was issued August 15, 2019.

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

Patents which relate to and protect various aspects of our Hypermatrix™ family of drug delivery technologies include the following United States, Japanese, and Canadian patents which have been issued to us:

Country	Issue Date	Issue No.	Title
U.S. A	18-Feb-20	10,561,602	Controlled Extended Release Pregabalin
U.S.A	21-Apr-20	10,624,858	Controlled Release Composition Using Transition Coating And Method of Preparing Same
U.S.A.	28-Apr-20	10,632,205	Pharmaceutical Compositions Having Reduced Abuse Potential
U.S.A.	19-May-20	10,653,776	Compositions and Methods For Reducing Overdose
U.S.A.	31-Oct-17	9,801,939	Compositions and Methods For Reducing Overdose
U.S.A.	11-Jul-17	9,700,516	Compositions and Methods For Reducing Overdose
U.S.A.	11-Jul-17	9,700,515	Compositions and Methods For Reducing Overdose
U.S.A.	14-Jul-15	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	12-Aug-14	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A.	10-Dec-13	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	12-Mar-13	8,394,409	Controlled Extended Drug Release Technology
U.S.A.	28-Dec-10	7,858,119	Extended Release Pharmaceuticals

U.S.A.	5-May-17	9,636,306	Proton Pimp-Inhibitor Containing Capsules which Comprise Subunits Differently Structured for a Delayed Release of the Active Ingredient
U.S.A.	6-Nov-19	10,314,787	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	9-Apr-18	10,064,828	Pulsed Extended-Pulsed and Extended-Pulsed Drug Delivery Systems
U.S.A.	25-Dec-18	10,159,649	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	2-Jul-17	9,561,188	Controlled Release Delivery Device Comprising an Organosol Coat
U.S.A.	21-May-19	10,293,046	Compositions and Methods for Reducing Overdose
Japan	28-Aug-15	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	28-Jun-19	6,544,749	Compositions and Methods for Reducing Overdose
Europe	26-Nov-14	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	29-Nov-16	2,910,865	Compositions and Methods for Reducing Overdose
Canada	28-May-19	2,648,278	Drug Delivery Composition
Canada	26-May-15	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same
Canada	28-Jan-14	2,571,897	Controlled Extended Drug Release Technology
Canada	8-Apr-14	2,576,556	Drug Delivery Device
Canada	11-Mar-14	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	19-Jun-12	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	25-Sep-12	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
Canada	22-Feb-11	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	15-Mar-05	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
China	5-Nov-16	ZL 200780019665.5	Drug Delivery Composition

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

A new formulation for an existing drug compound requires a 505(b)(2) application. This application contains full reports of investigations of safety and effectiveness but at least some information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A 505(b)(2) application is submitted when some specific information necessary for approval is obtained from: (1) published literature and/or (2) the FDA findings of safety and effectiveness for an approved drug. The FDA has implemented this approach to encourage innovation in drug development without requiring duplicative studies while protecting the patent and exclusivity rights for the approved drug. A 505(b)(2) application can be submitted for a new chemical entity, a new molecular entity or any changes to previously approved drugs such as dosage form, strength, route of administration, formulation, indication, or bio inequivalence where the application may rely on the FDA’s finding on safety and effectiveness of the previously approved drug. In addition, the applicant may also submit a 505(b)(2) application for a change in drug product that is eligible for consideration pursuant to a suitability petition. For example, a 505(b)(2) application would be appropriate for a controlled-release product that is bio inequivalent to a reference listed drug where the proposed product is at least as bioavailable and the pattern of release is at least as favorable as the approved pharmaceutically equivalent product. A 505(b)(2) application may be granted three years of exclusivity if one or more clinical investigations, other than bioavailability/bioequivalence studies, was essential to the approval and conducted or sponsored by the applicant; five years of exclusivity is granted if it is for a new chemical entity. A 505(b)(2) application may also be eligible for orphan drug and pediatric exclusivity.

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

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bio equivalency data; that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure is available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from Listed Drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness. The advantages of an ANDA over an NDA include reduced R&D costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

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

C. Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics International Inc. and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of March 31, 2022.

D. Property, Plant and Equipment

On December 1, 2015, we entered into a lease agreement for a 25,000 square foot facility located at 30 Worcester Road Toronto, Ontario, Canada M9W 5X2 (“30 Worcester Road Facility”), as well as a 40,000 square foot facility on the adjoining property located at 22 Worcester Road, Toronto, Ontario, Canada M9W 5X2, both of which are owned indirectly by the same landlord (“22 Worcester Road Facility”, and together with 30 Worcester Road Facility, the “Combined Properties”) for a five-year term with a five-year renewal option. We also had an option to purchase the Combined Properties until November 30, 2020 based on a fair value purchase formula. We use our 30 Worcester Road Facility as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The 30 Worcester Road Facility consists of approximately 4,900 square feet for administrative space, 4,300 square feet for R&D, 9,200 square feet for manufacturing, and 3,000 square feet for warehousing. On June 21, 2020, the Company entered into a lease surrender agreement and vacated the property at 22 Worcester Road on June 30, 2020. On August 20, 2020, the Company extended its lease for the premises at 30 Worcester Road that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.Effective December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) for one year with an option to renew for another year. The current basic rent is $218,750 per year.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2021, 2020and 2019.

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

	For the years ended
	November 30	November 30	November 30	Change		Change
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	$	$	$	$	%	$	%
Revenue:
Licensing	-	1,401,517	1,114,031	(1,401,517)	-100%	287,486	26%
Up-front fees	-	-	2,366,485	-	N/A	(2,366,485)	-100%
	-	1,401,517	3,480,516	(1,401,517)	-100%	(2,078,999)	-60%

Cost of goods sold	-	-	33,068	-	N/A	(33,068)	-100%
Gross Margin	-	1,401,517	3,447,448	(1,401,517)	-100%	(2,045,931)	-59%

Expenses:
Research and development	2,661,875	3,517,018	6,608,794	(855,143)	-24%	(3,091,776)	-47%
Selling, general and administrative	1,249,676	2,147,432	4,167,801	(897,756)	-42%	(2,020,369)	-48%
Depreciation	261,525	415,375	505,803	(153,850)	-37%	(90,428)	-18%
	4,173,076	6,079,825	11,282,398	(1,906,749)	-31%	(5,202,573)	-46%

Loss from operations	(4,173,076)	(4,678,308)	(7,834,950)	505,232	-11%	3,156,642	-40%
Net foreign exchange (loss) gain	(22,465)	(168,568)	(25,498)	146,103	-87%	(143,070)	561%
Interest income	-	-	13,535	-	N/A	(13,535)	-100%
Interest expense	(549,299)	(969,653)	(247,516)	420,354	-43%	(722,137)	292%
Gain on settlement of convertible debt	-	-	4,419	-	N/A	(4,419)	N/A
Gain on settlement	-	2,500,000	-	(2,500,000)	N/A	2,500,000	N/A
Loss on disposal of propery and equipment	-	(41,603)	-	41,603	N/A	(41,603)	N/A
Impairment of fixed assets	(514,502)	-	-	(514,502)	N/A	-	N/A
Net loss before income taxes	(5,259,342)	(3,358,132)	(8,090,010)	(1,901,210)	57%	4,731,878	-58%

Provision for income taxes
Current tax expense/(recovery)	(20,333)	32,833	5,678	(53,166)	-162%	27,155	N/A
Deferred tax recovery	(93,854)	-	(11,042)	(93,854)	N/A	11,042	N/A
Net loss and comprehenisve loss	(5,145,155)	(3,390,965)	(8,084,646)	(1,754,190)	52%	4,693,681	-58%

Year ended November 30, 2021 compared to the year ended November 30, 2020

Revenue

The Company recorded revenues of $Nil for the year ended November 30, 2021 versus $1,401,517 for the year ended November 30, 2020. Such revenues are primarily licensing revenues from commercial sales of generic Focalin XR® under the Par agreement.

Research and Development

Expenditures for R&D for the year ended November 30, 2021 were lower by $855,143 compared to the year ended November 30, 2020.

In the year ended November 30, 2021, we recorded $9,719 of expenses for stock-based compensation for R&D employees compared to $60,446 for the year ended November 30, 2020.

After adjusting for the stock-based compensation expenses stated above, expenditures for R&D for the year ended November 30, 2021 were lower by $804,416 compared to the year ended November 30, 2020.The decrease is mainly due to the decrease in patent and litigation expenses, lower third-party consulting fees, and a reduction in R&D staff.

Selling, General and Administrative

Selling, general and administrative expenses were $1,249,676 for the year ended November 30, 2021 in comparison to $2,147,432 for the year ended November 30, 2020, resulting in a decrease of $867,981. The decrease is mainly due to a decrease in administrative costs and a decrease in wages, marketing costs and occupancy cost.

Administrative costs for the year ended November 30, 2021 were $871,679 in comparison to $1,515,645 in the year ended November 30, 2020. The decrease for the year ended November 30, 2021 was due to the significant decrease in professional and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2021 were $264,796 in comparison to $452,382 in the year ended November 30, 2020. For the year ended November 30, 2021, we recorded an expense of $2,266 for stock-based compensation compared to an expense of $11,199 for the year ended November 30, 2020. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2021 were lower by $178,653 compared to the year ended November 30, 2020.The decrease was related to the accrual of severance pay to employees that was laid off during the year ended November 30, 2020, as well as the Company enrolling our employees to work under a workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week.

Marketing costs for the year ended November 30, 2021 were $39,748 in comparison to $65,757 in the year ended November 30, 2020. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2021 were $73,453 in comparison to $113,648 for the year ended November 30, 2020.The decrease is due to lower facility operating expenses because the Company was occupying only one building during the current reporting period. The decrease is also attributable to the receipt of Canada Emergency Rent Subsidy (CERS) in the year ended November 30, 2021 as part of the CERS COVID-19 relief program offset by higher lease expense due to the changes in Accounting policy under ASC 842 which was adopted at the fiscal 2020 year end.

Depreciation

Depreciation expenses for the year ended November 30, 2021 were $261,525 in comparison to $415,376 in the year ended November 30, 2020.The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2021.

Foreign Exchange loss

Foreign exchange loss was $22,465 for the year ended November 30, 2021 in comparison to a loss of $168,568 in the year ended November 30, 2020. The foreign exchange loss for the year ended November 30, 2021 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2021 as the exchange rates changed to $1.00 for C$1.2793 as at November 30, 2021 from $1.00 for C$1.2965 as at November 30, 2020. The foreign exchange loss for the year ended November 30, 2020 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2020 as the exchange rates changed to $1.00 for C$1.2965 as at November 30, 2020 from $1.00 for C$1.3289 as at November 30, 2019.

Interest Expense

Interest expense for the year ended November 30, 2021 was $549,299 in comparison to $969,653 in the year ended November 30, 2020. This decrease is primarily due to the November 2019 Debenture being accreted at an annual effective interest rate of 309.06% during the year ended November 30, 2021. This is in comparison to the higher expense during the year ended November 30, 2020 where the May 2019 Debenture was accreted at an annual effective interest rate of 782.7%; the 2018 Debenture was accreted at an annual effective interest rate of approximately 7.3%; and the November 2019 Debenture was accreted at an annual effective interest rate of approximately 504.4%.

Net Loss

The Company recorded net loss for the year ended November 30, 2021 of $5,145,155 or $0.17 per common share, compared with a net loss of $3,390,965 or $0.14 per common share for the year ended November 30, 2020. In the year ended November 30, 2021, the net loss is attributed to the decrease in licensing revenues from commercial sales of generic Focalin XR®, combined with ongoing administrative expenses related to professional and legal fees as well as ongoing R&D expenses, as well as the Company realizing an impairment expense on its fixed assets. In the year ended November 30, 2020, the lower net loss is attributed to the other income received through a stipulated dismissal agreement, offset by a decrease in up-front fees recognized in revenue, combined with decreased administrative expenses related to professional and legal fees and R&D expenses related to the decrease in third party consulting fees, decrease in expenses related to biostudies and the reduction in R&D staff.

Year ended November 30, 2020 compared to the year ended November 30, 2019

Revenue

The Company recorded revenues of $1,401,517 for the year ended November 30, 2020 versus $3,480,516 for the year ended November 30, 2019. The revenues for the year ended November 30, 2020 consisted solely of licensing revenues from commercial sales of generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2020 compared to the year ended November 30, 2019 is primarily due to the recognition of $2,366,485 from up-front fees in fiscal 2019, resulting from early termination of the Mallinckrodt agreement on August 12, 2019 as compared to the original ten-year term. Beginning in early 2018, we began to see a significant impact on the revenue from sales of generic Focalin XR from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments which continues to date. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the 2020 fiscal year had improved over the same period in 2019.

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

In the year ended November 30, 2020, we recorded $60,446 of expenses for stock-based compensation for R&D employees compared to $212,357 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2020 were lower by $2,939,865 compared to the year ended November 30, 2019. The decrease is due to a reduction in R&D staff, decrease in material purchases and patent and litigation expenses, lower third party consulting fees and a decrease in expenses related to biostudies. During the year ended November 30, 2020, the Company reduced its head count to 11 R&D employees compared to 48 for the year ended November 30, 2019.

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

Expenditures for wages and benefits for the year ended November 30, 2020 were $452,381 in comparison to $926,574 in the year ended November 30, 2019. For the year ended November 30, 2020, we recorded an expense of $11,199 for stock-based compensation compared to $52,211 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2020 were lower by $433,181 compared to the year ended November 30, 2019.During the year ended November 30, 2020, the Company reduced its head count of administrative staff to 2 employees compared to 5 for the year ended November 30, 2019.

Marketing costs for the year ended November 30, 2020 were $65,757 in comparison to $324,586 in the year ended November 30, 2019. This decrease is primarily the result of a decrease in travel and resources expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2020 were $113,648 in comparison to $133,220 for the year ended November 30, 2019.The decrease is due to lower facility operating expenses, as the Company vacated one building in the third quarter of 2020.

Depreciation

Depreciation expenses for the year ended November 30, 2020 were $415,375 in comparison to $505,803 in the year ended November 30, 2019.The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2020.

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

Interest Expense

Interest expense for the year ended November 30, 2020 was $969,653 in comparison to $247,516 in the year ended November 30, 2019. In the year ended November 30, 2020, interest expense is accrued on the May 2019 Debenture at 12% annually, on the 2018 Debenture at 10% annually, and on the November 2019 Debenture at 12% annually. In the year ended November 30, 2019, interest expense was recorded on each of the three Debentures above and on the August 2019 Debenture at 8% annually. Additional increase in fiscal 2019 was a result of the May 2019 Debenture being accreted at an annual effective interest rate of approximately 782.7% from December 31, 2019 to January 31, 2019, the 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3% to September 1, 2020, and the November 2019 Debenture being accreted at an annual effective interest rate of approximately 152.4% from December 1, 2019 to December 31, 2019, 504.4% from January 31, 2020 to March 31, 2020, 72.4% from March 31, 2020 to May 15, 2020, 260.9% from May 15, 2020 to June 12, 2020, 211.4% from June 12, 2020 to July 15, 2020, and 40.0% from July 15, 2020 to August 31, 2020. In comparison, in fiscal 2019, the 2018 Debenture was accreted an annual effective interest rate of 7.3%, the August 2019 Debenture was accreted at an annual effective interest rate of approximately 77.1%, and the November 2019 debenture was accreted at an annual effective interest rate of approximately 152.4%.

Net Loss

The Company recorded a net loss for the year ended November 30, 2020 of $3,390,965 or $0.14 per common share, compared with a net loss of $8,084,646 or $0.37 per common share for the year ended November 30, 2019. The lower net loss for the year ended November 30, 2020 is attributed to an increase in licensing revenues from commercial sales of generic Focalin XR®, other income received through a stipulated dismissal agreement, as well as a decrease in administrative expenses related to lower professional and legal fees and research and development (“R&D”) expenses related to decreased third party consulting fees, lower expenses related to biostudies and the reduction in number of R&D employees.

B. Liquidity and Capital Resources

 The Company had cash of $771,945 as at November 30, 2021 compared to $202,046 as at November 30, 2020.The increase in cash was due to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969 in April 2021, as well as lower expenditures for R&D, selling and general, and administrative expenses.

                For the year ended November 30, 2021, net cash flows used in operating activities increased to $2,461,329 as compared to net cash flows provided from operating activities of $112,108 for the year ended November 30, 2020. The increase was primarily a result of the Company decrease in accounts receivable, paying off more accounts payable, offset by a decrease in R&D and selling, lower general and administrative expense, and a decrease in wages and benefits.

R&D costs, which are a portion of the cash flows used in operating activities, related to continued internal R&D programs, are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2021 and the year ended November 30, 2020, R&D expenses were $2,661,875, and $3,517,018, respectively. The decrease is primarily due to reduced third party consulting fees, decreased materials expense, decreased patent expenses, and the reduction in R&D staff.

For the year ended November 30, 2021, net cash flows from financing activities were $3,031,228, compared to $Nil for the year ended November 30, 2020. The increase in financing activities is related to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.

All non-cash items have been added back or deducted from the condensed unaudited interim consolidated statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Transaction and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to continue to be negatively impacted for the next several quarters. As of November 30, 2021, our cash balance was $771,945. We currently expect to meet our short-term cash requirements from quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels, as well as from potential revenues for approved generic products or other collaborations and other available financing. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs. Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, and selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company. For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

There can be no assurance that we can raise sufficient funds to maintain current operations or that we can obtain additional funding to further commercialization activities or further development of our product candidates.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date is now May 31, 2022. No interest was paid on the 2018 Debenture for year ended November 30, 2021.

On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is currently May 31, 2022.No interest was paid on the May 2019 Debenture for the year ended November30, 2021.

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

On November 15, 2019, the Company completed a private placement financing of the unsecured November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of proceeds for the November 2019 Debenture. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2022. No interest was paid on the November 2019 Debenture for the year ended November 30, 2021.

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

We expense R&D costs. For the years ended November 30, 2021, 2020 and 2019, R&D expense was $2,661,875, $3,517,018, and $6,608,794, respectively.

D. Trend Information

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic[i]	Diluted[i]
	$	$	$	$
November 30, 2021	-	(1,956,100)	(0.17)	(0.17)
August 31, 2021	-	(1,264,305)	(0.04)	(0.04)
May 31, 2021	93,427	(1,000,184)	(0.04)	(0.04)
February 28, 2021	-	(924,566)	(0.04)	(0.04)
November 30, 2020	299,442	(1,622,100)	(0.07)	(0.07)
August 31, 2020	328,781	1,026,941	0.04	0.04
May 31, 2020	395,740	(1,048,433)	(0.04)	(0.04)
February 29, 2020	377,554	(1,747,373)	(0.08)	(0.08)

(i) Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net(loss) income has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The higher net loss in the fourth quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense, as well as the expense related to the impairment of fixed assets. The higher net loss in the third quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense partially offset by lower general, selling and administrative spending. The higher net loss in the second quarter of 2021 is primarily attributed to higher general, selling, administrative spending partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the first quarter of 2021 is primarily attributed to lower R&D spending and lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2020 is primarily attributed to lower licensing revenue and higher R&D expenses and selling, general and administrative expenses. The higher net income in the third quarter of 2020 is primarily attributed to other income received pursuant to the Purdue stipulated dismissal agreement and lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2020 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The higher net loss in the first quarter of 2020 is primarily attributed to higher accrued interest expense, higher general, selling, administrative spending partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the fourth quarter of 2019 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The lower net loss in the third quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of Mallinckrodt agreement, lower R&D spending and selling, general and administrative expenses.

E. Off-balance sheet arrangements

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2021, the Company was not involved in any material unconsolidated SPE transactions.

F. Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the Combined Properties (as defined in Item 4.B. above), comprising the Company’s premises that it operates from in the 30 Worcester Road Facility (as defined in Item 4.B. above) as well as the adjoining 22 Worcester Road Facility (as defined in Item 4.B. above), which the Company previously occupied and is indirectly owned by the same landlord On June 21, 2020, the Company entered into a lease surrender agreement and vacated the 22 Worcester Road Facility on June 30, 2020. On August 20, 2020, the Company extended for one year its lease for the 30 Worcester Road Facility premises that it currently operates from, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.The Company currently has a one year lease expiring December 31, 2022 with an option to renew for another year.

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures	1,800,000	-	-	-	-	1,800,000
Promissory notes payable	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

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

Name and Province of Residence	Position held with the Company	Officer/Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	September 2004
Dr. Amina Odidi(1) Ontario, Canada	President, Chief Operating Officer and Acting Chief Financial Officer and Director	September 2004
Norman Betts(2)(3)(4), New Brunswick, Canada	Director	January 2019
Shawn Graham(2)(3) (4), New Brunswick, Canada	Director	May 2018
Kenneth Keirstead(5) New Brunswick, Canada	Director	January 2006
Bahadur Madhani(2)(3)(4) Ontario, Canada	Director	March 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Chemistry and Analytical Services	September 2004

Notes:

(1)

In addition to serving as President and Chief Operating Officer (and as a Director), Dr. Amina Odidi has (since the effective date of Greg Powell’s resignation described below) assumed the responsibilities of the Company’s Chief Financial Officer.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Kenneth Keirstead is deceased January 6, 2022.

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

Amina Odidi, Ph.D. – President, COO, Co-Chief Scientific Officer and Executive Director

Dr. Amina Odidi has served as President, Chief Operating Officer and Co-Chief Scientific Officer of the Company since September 2004. In 1998, Dr. Odidi co-founded Intellipharmaceutics Inc., the predecessor of publicly-tradedIntellipharmaceutics International Inc. She has extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. She has invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutraceutical, biological, agricultural and chemical agents. In the past she has worked for the pharmaceutical and health care industry. Dr. Odidi has co-authored eight articles, papers and textbooks. Dr. Odidi holds a bachelor of science in pharmacy, a master of science in biopharmaceutics, and a Ph.D. in pharmaceutics from the University of London.

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

As of March 31, 2022, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 583,028 common shares, representing approximately 1.76% of the issued and outstanding common shares of the Company (and beneficially owned approximately 5,876,188 common shares representing 15.3% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 578,131 common shares, representing approximately 1.75% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,621,791common shares representing 14.7% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the Debentures held by Drs. Amina and Isa Odidi.).

Family Relationships

Except Drs. Isa Odidi and Amina Odidi who are spouses to each other, there are no other family relationships among any of our officers and directors.

B. Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2021, the Company had 13 full-time employees engaged in administration and research and development.

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

The Company had also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. As of November 30, 2021, these options have expired. The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of IPC Ltd., the predecessor company of the Company, at the meeting of shareholders held on October 19, 2009. Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased. Grants are determined based on individual and aggregate performance, as determined by the Board.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the fiscal years ended November 30, 2021, November 30, 2020and November 30, 2019in respect of the Chief Executive Officer, the Chief Operating Officer, and the Chief Financial Officers (current acting and former) (“Named Executive Officers”). No other officers of the Company earned greater than C$150,000 in total compensation in the fiscal year ended November 30, 2021.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position (a)	Year(b)	Salary (U.S.$)(1)(2)(c)	Share- based awards (U.S.$)(d)	Option- based awards (U.S.$)(e)	Annual incentive plans(3)	Long- term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(4)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientific Officer	2021 2020 2019	$360,562 $348,628 $340,130	N/A N/A N/A	N/A N/A $104,373	N/A N/A 102,039	N/A N/A N/A	N/A N/A N/A	$14,359 $13,883 $13,545	$374,921 $362,511 $560,087
Dr. Amina Odidi, President, Chief Operating Officer, Co-Chief Scientific Officer and Acting Chief Financial Officer	2021 2020 2019	$360,562 $348,628 $340,130	N/A N/A N/A	N/A N/A $104,373	N/A N/A 102,039	N/A N/A N/A	N/A N/A N/A	$14,359 $13,883 $13,545	$374,921 $362,511 $560,087
Dr. Patrick Yat Vice-President, Chemistry and Analytical Services	2021 2020 2019	$47,874 $98,341 $112,875	N/A N/A N/A	N/A N/A N/A	N/A N/A $6,621	N/A N/A N/A	N/A N/A N/A	$9,572 $9,256 $9,030	$57,446 $107,597 $128,526
Greg Powell, Former Chief Financial Officer (5)	2020 2019	$73,926 $108,844	N/A N/A	N/A $6,620	N/A N/A	N/A N/A	N/A N/A	$5,013 $13,545	$78,939 $129,009

Notes:

(1)

Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7979 to C$1.00 (2020- U.S.$ 0.7713; 2019 – U.S. $0.7525) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer.

(2)	As at November 30, 2021, compensation in the amounts of $747,646, $838,741 and $49,345 (including all other compensation) were payable to Dr. Isa, Dr. Amina Odidi and Dr. Patrick Yat respectively.

(3)	Amount awarded at the discretion of the Board. The bonus was paid to Dr. Isa Odidi in the second quarter of 2019.

(4)	“All other compensation” includes car allowances and other miscellaneous benefits.

(5)	Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March 4, 2020.

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

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa Odidi and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa Odidi and Amina Odidi are entitled to purchase up to 276,394 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company products and product candidates. The options are exercisable at a price of $36.20 per share and were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. These options expired on September 10, 2020.

The employment agreement with Dr. Patrick Yat, Vice President, Chemistry and Analytical Services of the Company, effective September 1,2004 entitles Dr. Yat to receive a base salary of C$150,000 per year, which is paid in Canadian dollars. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term. Dr. Yat’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favor of the Company. In November 2017, Dr. Yat received a grant of 1,500 options of which 500 vested immediately on issuance, 500 vested on November 30, 2018 and 500 vested on November 30, 2019 at an exercise price of C$11.50 per share. In March 2019, Dr. Yat received a grant of 40,000 options of which 13,334 vested immediately on issuance, 13,333 vested on March 20, 2020 and 13,333 vested on March 20, 2021 at an exercise price of C$0.35 per share.

Greg Powell had served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March4, 2020.The employment agreement with Mr. Powell, effective February 11, 2019 entitled Mr. Powell to receive a base salary of C$180,000 per year. In addition, he was to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) have a car allowance of C$1,000 per month. The employment agreement was for an indefinite term. The Company could terminate this agreement without cause upon 3 to 12 months’ notice, depending on the length of employment. If the agreement was terminated without cause, it required payment to Mr. Powell of 3 months’ base salary, plus 6 weeks’ base salary for every full year of service, up to a combined maximum of 12 months. If such termination occurred within 6 months of a change of control of the Company, it required payment to Mr. Powell of 12 months’ base salary, plus 6 weeks’ base salary for every full year of service, up to a combined maximum of 12 months. Mr. Powell’s employment agreement contained intellectual property, non-competition and non-solicitation provisions in favor of the Company. In March 2019, Mr. Powell received a grant of 40,000 options of which 13,334 vested immediately on issuance, 13,333were to vest on March 20, 2020 and 13,333 will vest on March 20, 2021 at an exercise price of C$0.35 per share. Mr. Powell’s options ceased to be exercisable on July 2, 2020.As Mr. Powell resigned, no payment was made to him in connection with the termination of his employment.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for .each Named Executive Officer .all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the- money options (C$)(e)(2)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Dr. Isa Odidi	7,000 500,000	11.50 0.35	Nov. 30, 2022 Mar. 20, 2029	N/A N/A	N/A N/A	N/A N/A

Dr. Amina Odidi	7,000 500,000	11.50 0.35	Nov. 30, 2022 Mar. 20, 2029	N/A N/A	N/A N/A	N/A N/A

Dr. Patrick Yat	1,500 40,000	11.50 0.35	Nov. 30, 2022 Mar. 20, 2029	N/A N/A	N/A N/A	N/A N/A

Notes:

(1)

The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and OTCQB for US$ exercise prices on November 30, 2021(C$0.14and US$0.12, respectively) and multiplying the result by the number of common shares underlying an option.

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

Name	Fees earned	Share- based awards	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d)	(e)	(f)	(g)	(h)
Kenneth Keirstead	C$41,000	N/A	N/A	N/A	N/A	N/A	C$41,000
Bahadur Madhani	C$47,000	N/A	N/A	N/A	N/A	N/A	C$47,000
Shawn Graham	C$35,500	N/A	N/A	N/A	N/A	N/A	C$35,500
Norman Betts	C$34,500	N/A	N/A	N/A	N/A	N/A	C$34,500

Notes:

(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the- money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Kenneth Keirstead	4,000 60,000	C$11.50 C$0.35	Nov. 30, 2022 Mar. 20, 2029	N/A N/A	N/A N/A	N/A N/A
Bahadur Madhani	4,000 60,000	C$11.50 C$0.35	Nov. 30, 2022 Mar. 20, 2029	N/A N/A	N/A N/A	N/A N/A
Shawn Graham	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A
Norman Betts	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A

Notes:

(1)

The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2021(C$0.14) and multiplying the result by the number of common shares underlying an option.

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $1,000,000 subject to a deductible loss payable by the Company of $1,500,000 (for securities claims) or $1,000,000 (for other claims). The premium payable by the Company for the period from November 30, 2021to November 30, 2022is $99,000.

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

Composition of the Audit Committee

Our Audit Committee is comprised of Norman Betts, Shawn Graham and Bahadur Madhani, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation) and satisfies the independence criteria of Rule 10A3-(b)(1) under the U.S. Exchange Act. The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

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

Shawn Graham is a member of the advisory board of the Faculty of Business, University of New Brunswick, volunteers as a national board member to Ducks Unlimited Canada and has been a director of the Company since May 2018. Mr. Graham has been awarded an Honorary Doctor of Laws degree from the University of New Brunswick. He served as the 31st Premier of New Brunswick when he effectively steered the province through the worst recession in generations. He was Co-Chair of the Council of the Federation, Co-Chair if Northeastern Governors and Eastern Canadian Premiers, and Co-Chair of a Pan-Canadian Trade Mission to China. He is currently President and CEO of G&R Holdings Inc., a company involved in the development and implementation of global projects and business alliance strategies with a special focus on globalising with China.

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

The list of pre-approved services includes:

1.	Audit Services

•	Audits of the Company’s consolidated financial statements;

•	Statutory audits of the financial statements of the Company’s subsidiaries;

2.	Audit-Related Services

•	Reviews of the quarterly consolidated financial statements of the Company;

•	Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators;

•	Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board or Chartered Professional Accountants of Canada), or other regulatory or standard setting bodies.

•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions;

3.	Tax Services

a.	Compliance Services

•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company;

•	Assistance in responding to Canada Revenue Agency or IRS on proposed reassessments and other matters;

b.	Canadian & International Planning Services

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

•	Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

•	Assistance and advising on routine planning matters;

•	Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest;

c.	Commodity Tax Services

•	Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments;

•	Assistance with interpretations or rulings;

4.	All Other Services

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;

•	Financial information systems design and implementation;

•	Appraisal or valuation services for financial reporting purposes;

•	Actuarial services for items recorded in the financial statements;

•	Internal audit outsourcing services;

•	Management functions;

•	Human resources;

•	Certain corporate finance and other services;

•	Legal services;

•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2020to November 30, 2021.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2021for filing with the Canadian provincial securities commissions and the SEC.

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

Composition of the Compensation Committee

The Compensation Committee is composed of Shawn Graham, Norman Betts and Bahadur Madhani, each of whom is considered independent and is a director of the Company. All of the members shall be “independent” as such term is defined in applicable securities legislation. In no case shall a member be a current employee or immediate family member of a current employee. The members of the Compensation Committee have selected a Chair from amongst themselves, being Mr. Graham.

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

Composition of the Corporate Governance Committee

The Corporate Governance Committee is composed of Norman Betts, Shawn Graham and Bahadur Madhani, each of whom is considered independent and is a director of the Company. The members of the Corporate Governance Committee have selected a Chair from amongst themselves, being Dr. Betts.

D. Employees

The number of full-time employees as of the end of each of last three fiscal years is as follows:

	November 30, 2021	November 30, 2020	November 30, 2019
Research Employees	9	11	26
Administrative Employees	2	2	5

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

E. Share Ownership

The following table states the names of the directors and officers of the Company (current and during the last fiscal year), the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of March31, 2022.

Name	Position with the Company	Number of Common Shares Owned		Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt(3)	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131	(1)	1.75%	7,000 500,000	C$11.50 C$0.35	30/11/2022 20/03/2029	7,000 500,000	1,779,661 166,666 2,083,333	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company(5)	578,131	(1)	1.75%	7,000 500,000	C$11.50 C$0.35	30/11/2022 20/03/2029	7,000 500,000	1,779,661 166,666 2,083,333	N/A	N/A
Kenneth Keirstead	Director of the Company	Nil		Nil	4,000 60,000	C$11.50 C$0.35	30/11/2022 20/03/2029	4,000 60,000	N/A	N/A	N/A
Bahadur Madhani	Director of the Company	750		0.002%	4,000 60,000	C$11.50 C$0.35	30/11/2022 20/03/2029	4,000 60,000	N/A	N/A	N/A
Shawn Graham	Director of the Company	1,430		0.004%	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Norman Betts	Director of the Company	Nil		Nil	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717		0.01%	1,500 40,000	C$11.50 C$0.35	30/11/2022 20/03/2029	1,500 40,000	N/A	N/A	N/A
Totals		583,028		1.76%	1,263,500			1,263,500	4,029,660	N/A	N/A

Notes:

(1)

578,131 represents the number of shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 507,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

82

(3)

On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the original principal amount of $1.5 million (the “2013 Debenture”), which was originally due to mature January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of US$30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. The maturity date of the 2013 Debenture was changed several times from the original maturity date. A principal repayment of $150,000 was made on April 1, 2017. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. After giving effect to such partial repayments, the 2013 Debenture was convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. The maturity date for the May 2019 Debenture has been extended from time to time and the current maturity date is May 31, 2022. On September 10, 2018, the Company completed the 2018 Debenture financing in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020, and it is now due to mature on May 31, 2021. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture. On November 15, 2019, the Company issued to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into 2,083,333 common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now May 31, 2022.

(4)	Includes options exercisable within 60 days of the date of this filing.

(5)	Dr. Amina Odidi has been Acting CFO since March 4, 2020.

As of March 31, 2022, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 583,028 common shares, representing approximately 1.76% of the issued common shares of the Company (and beneficially owned approximately 5,876,188 common shares representing 15.3% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof).

The Company has in place the Option Plan for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”). Certain Named Executive Officers have been issued options under such plan. The Company had also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. As of November 30, 2021, these options have expired. No other performance-based options have been granted to any other Named Executive Officer.

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

A total of 1,404,500 options to purchase common shares have been issued, representing 4.24% of the shares issued and outstanding as of March 31, 2022. As of March 31, 2022,17,200 options have been exercised under the Plan since inception.

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

86

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

•

If an “event of termination” of employment has occurred, any and all common shares corresponding to any vested RSUs in a participant’s account, if any, will be issued as soon as practicable after the event of termination to the former participant. If an event of termination has occurred, any unvested RSUs in the participant’s account will, unless otherwise determined by the Board in its discretion, forthwith and automatically be forfeited by the participant and cancelled. Not withstanding the foregoing, if a participant is terminated for just cause, each unvested RSU in the participant’s account will be forfeited by the participant and cancelled. An “event of termination” is defined under the RSU Plan as an event whereby a participant ceases to be eligible under the RSU Plan and is deemed to have occurred by the giving of any notice of termination of employment (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment for any reason whatsoever, including disability or death.

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

The 33,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 0.09% of the Company’s common shares issued and outstanding as at March 31, 2022. No RSUs have been issued and none are outstanding as of March 31, 2022.

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

•

The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 11,000 common shares of the Company, representing approximately 0.03% of the total number of issued and outstanding common shares as of March 31, 2022.

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

88

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

The 11,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.03% of the Company’s common shares issued and outstanding as at March 31, 2022. A total of nil DSUs have been issued, representing common share rights that comprise 0% of the common shares issued and outstanding as at March 31, 2022.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of March 31, 2022, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 1.75% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,621,791 common shares representing 14.7% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.) Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099, representing less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 15, 2022, reported that Armistice was the beneficial owner of 3,672,877, representing approximately 9.99% of the Company’s common shares at the time. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571, representing approximately 4.65% of the Company’s common shares.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2021 there were a total of 346 registered holders of record of our common shares, of which 245 holders were registered with addresses in Canada holding in the aggregate approximately 2% of our 33,092,665 outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 69% of our 33,092,665 outstanding common shares, and 54 holders were registered with addresses in other nations holding in the aggregate 28% of our  outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

B. Related Party Transactions

In January 2013, we completed a private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture.The maturity date of the 2013 Debenture was changed several times from the original maturity date. In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2022. No interest was paid on the May 2019 Debenture for the year ended November 30, 2021.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). The 2018 Debenture bears interest at a rate of 10% per annum, is payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The original maturity date for the 2018 Debenture was September 1, 2020.Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020.Effective November 30, 2020, the maturity date for the 2018 Debenture was extended to May 31, 2022. No interest was paid on the 2018 Debenture for the year ended November 30, 2021. The net proceeds of the 2018 Debenture were used for working capital and general corporate purposes.

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

On November 15, 2019, the Company issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the “November 2019 Debenture”). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, and was scheduled to mature on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2022. No interest was paid on the November 2019 Debenture for the year ended November 30, 2021. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer, Co-Chief Scientific Officer and acting Chief Financial Officer.

To the Company’s knowledge, Armistice, previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright; and (iii) the underwritten public offering completed in October 2018. Armistice reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 15, 2022, reported that Armistice was the beneficial owner of 3,672,877, representing approximately 9.99% of the Company’s common shares at the time. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571 common shares of the Company, representing approximately 4.65% of the Company’s common shares at the time.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2021, and continuing as at February 28, 2022, we are not aware of any pending or threatened material litigation claims against us, other than as described below.

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

On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the “Purdue litigation plaintiffs”, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case.

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

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount to the Company.

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

On November 7, 2019 the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, were served with a Statement of Claim filed in the Superior Court of Justice of Ontario for a proposed class action under the Ontario Class Proceedings Act. The Action was brought by Victor Romita, the proposed representative plaintiff, on behalf of a class of Canadian persons who traded shares of the Company during the period from February 29, 2016 to July 26, 2017. The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the relevant period. On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021. At a hearing on 12 October 2021, the Court approved the settlement. The stipulation of settlement provides for a settlement payment of CAD$266,000 by the Company, CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000. Therefore, this action is now settled.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended, by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021.In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter. The Company has fulfilled the terms and has received a release and consent to dismiss. A dismissal order is pending from the court.

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

Item 10. Additional Information

A. Share Capital

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018.In March 2019, a Nasdaq Hearings Panel determined to delist the Company’s common shares from Nasdaq based upon its non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. The Company’s common shares began trading on the OTCQB commencing on March 21, 2019. The Company’s common shares are also listed on the TSX.

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2021and as of March 31, 2022, there were 33,092,665 common shares (November 30, 2019 – 22,085,856; November 30, 2018 – 18,252,243) and no preference shares issued and outstanding.

The number of shares outstanding as of November 30, 2021 increased as a result of the issuance of 9,414,560 common share upon the completion of a private placement offering.

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

Warrants

At November 30, 2021, an aggregate of 21,160,314 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.76 per common share. As at March 31, 2022, an aggregate of 21,160,314 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.76 per common share.

Options

At November 30, 2021, an aggregate of 1,489,500 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $2.40 per common share and up to 1,819,767 additional common shares were reserved for issuance under our Option Plan.

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value

Under 25	1,404,500	0.55	7.19	0.38	1,404,500	0.55	0.38
26.00 - 50.00	85,000	32.70	0.21	25.08	85,000	32.70	25.08
	1,489,500	2.40			1,489,500	0.12	-

As of March 31, 2022, there were 1,404,500 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $0.55 per common share. As at March 31, 2022, up to 1,904,767 additional common shares were reserved for issuance under our Option Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2022.

On September 10, 2018, the Company completed the 2018 Debenture financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was September 1, 2020; it has been extended from time to time and the maturity date for the 2018 Debenture is now May 31, 2022.

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

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2022.

Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2018 Debenture, the May 2019 Debenture and the November 2019 Debenture.

Deferred Share Units

At November 30, 2021, there were no DSUs issued and outstanding. From November 30, 2021to March 31, 2022, no DSUs were issued.

Restricted Share Units

At November 30, 2021, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2021to the date of this report, no RSUs were issued. At March 31,2022, 33,000 RSUs are reserved for issuance under our RSU Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2022.

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

On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, the November 2019 Debenture. The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, matures on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now May 31, 2022.

In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 Common Shares at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60. The Common Shares were subject to a four-month hold period which expired on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the “TSX”). The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the “1933 Act”). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements.

During the 12-month period ended November 30, 2021,no warrants (including Pre-Funded Warrants) to purchase common shares were exercised.

 During the 12-month period ended November 30, 2021, no options were granted, and no options were exercised.

 During the 12-month period ended November 30, 2021, no DSUs were granted, and no DSUs were exercised.

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

Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and TSX on a post-reverse split basis on September 14, 2018.In March 2019, a Nasdaq Hearings Panel determined to delist the Company’s common shares from Nasdaq based upon its non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. The Company’s common shares began trading on the OTCQB commencing on March 21, 2019. The Company’s common shares are also listed on the TSX.

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

•

In January 2013, the Company completed the private placement financing of the 2013 Debenture, an unsecured debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. As a result of a refinancing transaction, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now May 31, 2022. No interest was paid on the May 2019 Debenture for the year ended November 30, 2021.

100

•

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

•

On September 10, 2018, the Company issued the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was originally September 1, 2020. The maturity date has been extended from time to time and the maturity date is now May 31, 2022.

•

On August 15, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Quetiapine ER in the 50, 150, 200, 300 and 400 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement.

•

On September 5, 2019, we announced we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine Succinate ER in the 50 and 100 mg strengths approved for sale in the U.S. market by the FDA. Several other generic versions of these licensed products are currently available in the market. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement.

•

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

101

•

On November 15, 2019 the Company issued the November 2019 Debenture. The November 2019 Debenture is an unsecured convertible debenture in the principal amount of $250,000, bears interest at a rate of 12% per annum and is convertible into 2,083,333 common shares of the Company, at a conversion price of $0.12 per common share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now May 31, 2022.

•

On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths approved for sale in the US market by the FDA. Several other generic versions of these licensed products are currently available in the market. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement.

•

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

•

On August 20, 2020, The Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.Effective December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) for one year with an option to renew for another year. The basic rent is $218,750 per year.

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

We believe that we were not a PFIC during our 2020taxable year and are unlikely to be a PFIC during our 2021taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2021taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict the composition of our future income and assets and the nature of our future activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years.

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

The “No Election” Alternative – Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a U.S. Holder has held common shares or warrants and, in the case of our common shares, that U.S. Holder has not made a QEF Election or a mark-to-market election, special rules may subject that U.S. Holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge upon the sale or other disposition of the common shares or warrants or upon the receipt of any excess distribution (as defined below). Under these rules:

•	the gain, if any, realized on such disposition will be allocated ratably over the U.S. Holder’s holding period;

•	the amount of gain allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

•	the amount of gain allocated to each of the taxable years other than the year in which the excess distribution occurs and pre-PFIC years will be subject to tax at the highest ordinary income tax rate for corporations or individuals, as the case may be, in effect for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other taxable years.

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

Ownership and Disposition of Common Shares and Warrants to the Extent that the PFIC Rules do not Apply

Distributions on Common Shares

If we are not a PFIC, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. Any amount considered to be a dividend received by a U.S. Holder who is an individual should be eligible for the 20% maximum rate of U.S. federal income tax under Section 1(h)(11) of the Code. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should (unless advised to the contrary) therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for any “dividends received deduction” otherwise available to certain less-than 10%U.S. corporate shareholders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2021	2020

Accounts receivable	-	66,384
Other receivable	-	500,000
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	-	566,384

Not past due	-	566,384
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	-	566,384

 Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 31, 2020, one customer accounted for all the revenue and two customers’ accounted for all the receivable of the Company.

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

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2021. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2021		November 30, 2020
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.2793		1.2965

Assets
Cash	910,660	711,842	32,888	25,367
	910,660	711,842	32,888	25,367
Liabilities
Accounts payable and accrued libilities	5,000,720	3,908,950	2,055,890	1,585,723
Employee cost payable	2,896,264	2,263,944	2,158,978	1,665,236
	7,896,984	6,172,895	4,214,868	3,250,959
Net exposure	(6,986,324)	(5,461,052)	(4,181,980)	(3,225,592)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2021:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures	1,800,000	-	-	-	-	1,800,000
Promissory notes payable	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2021, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2021.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We currently expect the transition to this new framework to continue through fiscal 2022. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2021. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2021.

Changes in Internal Control over Financial Reporting

During the year ended November 30, 2021, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our Audit Committee is comprised of Norman Betts, Shawn Graham and Bahadur Madhani, each of whom is considered independent and financially literate (as such terms are defined under National Instrument 52-110 – Audit Committee). The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

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

See also Item 6.A.

Item 16B. Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2021, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The following table summarizes the total fees paid or accrued by the Company for audit and other services provided by MNP, the Company’s external auditor since July 27, 2016, in relation to the fiscal year ended November 30, 2021and 2020:

	2021	2020
Audit Fees(1)	C$128,400	C$144,450
Audit-Related Fees(2)	C$101,650	C$108,070
Tax Fees(3)	C$2,782	C$78,431
All Other Fees(4)	-	-
Total Fees	C$232,832	C$330,951

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.

(2)	Audit-related fees consist of consultation on accounting and disclosure matters and reviews of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.

(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

(4)	All other fees related to internal control reviews.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2021 and 2020, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

Item 16D.Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

Item 16F.Change in Registrant’s Certifying Accountant.

The disclosure related to Item 16-F was previously reported, as that term is defined in Rule 12b-2 under the U.S. Exchange Act, in our Form 20-F filed on February 28, 2017.

Item 16G.Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

See Item 18 below.

Item 18. Financial Statements.

Intellipharmaceutics International Inc.

November 30, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. (the Company) as of November 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Change in Accounting Principle

As discussed in Note 3(t) to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 1, 2019 due to the adoption of ASC 842 Leases.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Critical Audit Matter Description

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We identified the Company’s ability to continue as a going concern as a critical audit matter because auditing the Company’s going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts.

This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

Audit Response

We responded to this matter by performing procedures over management’s assessment of the Company’s ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

•	We evaluated management’s process for preparing the business plan with forecasted cash flows included in the going concern assessment;

•	We assessed the completeness, accuracy, and relevance of underlying data used in management’s forecast;

•	We evaluated the reasonableness of the assumptions included in the forecasted cash flows used by management in their business plan, which involved determining whether the underlying assumptions were reasonable considering the Company’s current and past performance, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit; and

•	We assessed the adequacy of the going concern disclosures included in Note 1 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Signed:
Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2016.

Toronto, Canada

February 28, 2022

Intellipharmaceutics International Inc.

Consolidated balance sheets

As at

(Stated in U.S. dollars)

	November 30,	November 30,
	2021	2020
	$	$
Assets
Current
Cash	771,945	202,046
Trade and other receivables, net	-	566,384
Investment tax credits	268,179	482,135
Prepaid expenses, sundry and other assets	62,192	115,750
Inventory (Note 3)	-	112,672
	1,102,316	1,478,987

Property and equipment, net (Note 5)	994,109	1,770,137
Right-of-use asset (Note 9)	-	137,931
	2,096,425	3,387,055

Liabilities
Current
Accounts payable	3,779,550	4,103,966
Accrued liabilities (Note 6)	2,272,610	1,780,272
Employee costs payable (Note 8)	2,263,944	1,665,236
Operating lease liability (Note 9)	-	157,110
Income tax payable (Note 15)	18,178	38,511
Promissory notes payable (Note 7)	165,878	163,758
Convertible debentures (Note 7)	1,751,483	1,791,791
	10,251,643	9,700,644

Shareholders' deficiency
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 33,092,665 common shares	49,175,630	46,144,402
(November 30, 2020 - 23,678,105)
Additional paid-in capital	44,626,436	44,354,138
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(102,241,705)	(97,096,550)
	(8,155,218)	(6,313,589)
Contingencies (Note 16)
	2,096,425	3,387,055

On behalf of the Board:
/s/Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$
Revenue
Licensing (Note 3)	-	1,401,517	1,114,031
Up-front fees (Note 3)	-	-	2,366,485
	-	1,401,517	3,480,516

Cost of good sold
Cost of goods sold	-	-	33,068

Gross Margin	-	1,401,517	3,447,448

Expenses
Research and development	2,661,875	3,517,018	6,608,794
Selling, general and administrative	1,249,676	2,147,432	4,167,801
Depreciation (Note 5)	261,525	415,375	505,803
	4,173,076	6,079,825	11,282,398

Loss from operations	(4,173,076)	(4,678,308)	(7,834,950)

Net foreign exchange (loss) gain	(22,465)	(168,568)	(25,498)
Interest income	-	-	13,535
Interest expense	(549,299)	(969,653)	(247,516)
Gain on settlement of convertible debt (Note 7)	-	-	4,419
Gain on settlement (Note 17)	-	2,500,000	-
Loss on disposal of property and equipment	-	(41,603)	-
Impairment of fixed asset (Note 5)	(514,502)	-	-
Net loss before income taxes	(5,259,342)	(3,358,132)	(8,090,010)

Provision for income taxes (Note 15)
Current tax expense	(20,333)	32,833	5,678
Deferred tax recovery	(93,854)	-	(11,042)
Net loss and comprehensive loss	(5,145,155)	(3,390,965)	(8,084,646)

Loss per common share, basic and diluted	(0.17)	(0.14)	(0.37)

Weighted average number of common shares outstanding, basic and diluted	29,430,014	23,561,949	21,580,059

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of shareholders' equity (deficiency)

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Share	amount	capital	income	deficit	(deficiency)
	$	$	$	$	$	$
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307
Stock options to employees (Note 11)	-	-	264,568	-	-	264,568
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 12)	10,279	225,612	(225,612)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	8,639	-	-	8,639
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(11,042)	-	-	(11,042)
Net loss	-	-	-	-	(8,084,646)	(8,084,646)
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 11)	-	-	71,645	-	-	71,645
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	1,592,249	583,180	(583,180)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	697,952	-	-	697,952
Net loss	-	-	-	-	(3,390,965)	(3,390,965)
Balance, November 30, 2020	23,678,105	46,144,402	44,354,138	284,421	(97,096,550)	(6,313,589)
Stock options to employees (Note 11)	-	-	11,985	-	-	11,985
Proceeds from private placemtn financing (Note 10)	9,414,560	3,069,448	-	-	-	3,069,448
Cost of private placement financing (Note 10)		(38,220)	-	-	-	(38,220)
Beneficial conversion feature related to Debentures (Note 7)	-	-	354,167	-	-	354,167
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(93,854)	-	-	(93,854)
Net loss	-	-	-	-	(5,145,155)	(5,145,155)
Balance, November 30, 2021	33,092,665	49,175,630	44,626,436	284,421	(102,241,705)	(8,155,218)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of cash flows

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$	$
Net loss	(5,145,155)	(3,390,965)	(8,084,646)
Items not affecting cash
Depreciation (Note 5)	261,525	415,375	506,685
Provision for doubtful debts (Note 4)	-	-	(66,849)
Stock-based compensation (Note 11)	11,985	71,645	264,568
Accreted interest on convertible debentures (Note 7)	313,865	744,930	54,469
Gain on settlement of convertible debt (Note 7)	-	-	(4,419)
Deferred income tax recovery (Note 15)	(93,854)	-	(11,042)
Write-down of inventory (Note 3)	112,672	236,459	-
Write-down of investment tax credits	-	233,377	-
Loss on disposal of property and equipment	-	41,603	-
Non-cash lease expense	138,051	19,855	-
Write down on impaired fixed assets (Note 5)	514,502	-	-
Unrealized foreign exchange gain	1,995	62,658	57,189

Change in non-cash operating assets & liabilities
Accounts receivable	566,384	(389,182)	61,861
Investment tax credits	213,956	60,244	223,113
Inventory	-	-	(97,480)
Prepaid expenses, sundry and other assets	53,558	40,866	430,178
Accounts payable, accrued liabilities and employee costs payable	766,630	1,970,896	2,359,518
Operating lease liability	(157,110)	(38,486)	-
Income tax payable	(20,333)	32,833	5,678
Deferred revenue (Note 3)	-	-	(2,362,500)
Cash flows (used in) provided from operating activities	(2,461,329)	112,108	(6,663,677)

Financing activities
Repayment of principal on convertible debentures (Note 7)	-	-	(461,920)
Proceeds from promissory notes payable (Note 7)	-	-	159,863
Proceeds from private placement (Note 10)	3,069,448	-	-
Share issuance cost (Note 10)	(38,220)	-	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	-	-	27,953
Debenture financing, net (Note 7)	-	-	375,000
Cash flows provided from financing activities	3,031,228	-	100,896

Investing activity
Sale of property and equipment (Note 5)	-	29,191	-
Purchase of property and equipment (Note 5)	-	(3,875)	(14,474)
Cash flows provided from (used in) investing activities	-	25,316	(14,474)

Increase (decrease) in cash	569,899	137,424	(6,577,255)
Cash, beginning of year	202,046	64,622	6,641,877
Cash, end of year	771,945	202,046	64,622

Supplemental cash flow information
Interest paid	-	-	139,787
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

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

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $5,145,155 for the year ended November 30, 2021 (2020 - $3,390,965; 2019 - $8,084,646) and has an accumulated deficit of $102,241,705 as at November 30, 2021 (November 30, 2020 - $97,096,550). The Company has a working capital deficiency of $9,149,327 as at November 30, 2021 (November 30, 2020-working capital deficiency of $8,221,657). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

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

November 30, 2021, 2020 and 2019

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

2. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

 These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2020.

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

The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and the Company’s business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. The Company has adjusted its R&D and business development/marketing activities according to the pandemic effects as it continues to work to try to ensure that operations continue while remaining committed to keeping its employees safe. The Company has also made arrangements for its employees to work under a government workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week and the Government of Canada provides income support in the form of employment insurance. From late 2019, the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effect of the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact the Company’s ability to maintain operations and launch new products; it could also impair the value of the Company’s shares, its long-lived assets, and materially adversely impact its ability to generate potential future revenue.

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

As at November 30, 2021and 2020, the Company had no cash equivalents.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

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

November 30, 2021, 2020 and 2019

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC Topic 815. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

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

(i) Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC Topic 606 Revenue from Contracts with Customers. Under ASC Topic 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

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

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC Topic 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

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

On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”), effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt was released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

While the Mallinckrodt agreement was in force, licensing revenue in respect of manufactured product was reported as revenue in accordance with ASC Topic 606. Once product was sold by Mallinckrodt, the Company received downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement were not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC Topic 606, the Company recorded licensing revenue as earned on a monthly basis.

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

November 30, 2021, 2020 and 2019

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

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. As of November 30, 2021, the Company has recorded a deferred revenue balance of $Nil (November 30, 2020 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(j) Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC Topic 730 Research and Development. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k) Inventory

Inventories comprise of raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2021, the Company had raw materials inventories of $Nil (November 30, 2019 - $112,672), work in process of $Nil (November 30, 2020 - $Nil) and finished goods inventory of $Nil (November 30, 2020 - $Nil) relating to the Company’s generic Seroquel XR® product. During the year ended November 30, 2021, the Company wrote off raw materials inventories of $112,672 (November 30, 2020 - $60,158), work in process of $Nil (November 30, 2020 - $73,927) and finished goods inventory of $Nil (November 30, 2020 - $102,374).The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(l) Income taxes (continued)

The Company accounts for income taxes in accordance with ASC Subtopic 740-10 Income Taxes - Overall. This ASC Subtopic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC Subtopic 740-10 are described in Note 15.

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(q) Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2021, 2020, and 2019, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for each of the years ended November 30, 2021, 2020 and 2019and the effect would be anti-dilutive.

(r) Comprehensive loss

The Company follows ASC Topic 220 Income Statement - Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(s) Fair value measurement

Under ASC Topic 820 Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(t) Lease

On December 1, 2019, the Company adopted ASC Topic 842 Leases using the modified retrospective transition method, applying the new standard to all leases existing at the date of initial application. In addition, the Company elected the package of practical expedients in transition, which permitted the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs on leases that commenced prior to adoption of the new standard. The Company also elected the ongoing practical expedient not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases. As a result of adopting the new standard, the Company didn’t recognize any right-of-use (“ROU”) assets or lease liabilities in the consolidated balance sheet, as the Company only had one lease which had a term of less than 12 months on the date of adoption of Topic 842. There was no impact to opening accumulated deficit on the date of adoption.

The ROU assets are initially measured at cost and amortized using the straight-line method through the end of the lease term. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

4. Trade and other receivables

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Trade and other receivables are carried on the consolidated balance sheets net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2021, the Company has a trade and other receivables balance of $Nil (2020 - $566,374) and an allowance for doubtful accounts of $Nil (2020 - $Nil). Risks and uncertainties and credit quality information related to trade and other receivables have been disclosed in Note 17.

5. Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2019	631,334	156,059	172,498	5,664,253	1,441,452	8,065,596
Additions	-	-	-	3,875	-	3,875
Disposition	-	-	-	(91,769)	-	(91,769)
Balance at November 30, 2020	631,334	156,059	172,498	5,576,359	1,441,452	7,977,702
Impairment of asset	-	-	-	(514,502)	-	(514,502)
Balance at November 30, 2021	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Accumulated depreciation
Balance at November 30, 2019	496,138	149,826	138,893	3,648,717	1,358,616	5,792,190
Depreciation	40,559	3,116	6,721	282,143	82,836	415,375
Balance at November 30, 2020	536,697	152,942	145,614	3,930,860	1,441,452	6,207,565
Depreciation	28,391	1,558	5,377	226,200	-	261,526
Balance at November 30, 2021	565,088	154,500	150,991	4,157,060	1,441,452	6,469,091

Net book value at:
November 30, 2020	94,637	3,117	26,884	1,645,499	-	1,770,137
November 30, 2021	66,246	1,559	21,507	904,797	-	994,109

As at November 30, 2021, there was $Nil (November 30, 2020 - $514,502) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment. Also, during the year ended November 30, 2020, the Company returned equipment in the amount of $32,269, which was unpaid previously, and recorded loss on disposal of that equipment amounting to $11,294. The Company also sold equipment with a net book value of $59,500 for the amount of $29,191 and recognized a loss on sale of that equipment in the amount of $30,309.

As at November 30, 2021, there was $Nil (November 30, 2020 - $nil) unpaid balance for purchased equipment. During the year ended November 30, 2021, the Company recorded depreciation expense within cost of goods sold in the amount of $Nil (November 30, 2020 - $Nil; November 30, 2019 - $882).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2021, the Company recorded a $514,502 write-down of long-lived assets (2020 - $Nil; 2019 - $Nil).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

6. Accrued liabilities

	November 30,	November 30,
	2021	2020
	$	$
Professional fees	106,417	144,866
Board of Directors fees	189,220	230,812
Litigation settlement fee (Note 16)	400,000	600,000
Interest	472,357	266,498
Other	1,104,616	538,096
	2,272,610	1,780,272

7. Convertible debentures and promissory notes payable

(a) Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2021	2020
Convertible debenture payable to two directors and officers of the Company, unsecured, 10% annual interest rate, payable monthly (“2018 Debenture”)	$500,000	$500,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“November 2019 Debenture”)	201,483	241,791
	$1,751,483	$1,791,791

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

Effective October 1, 2014, the maturity date for the 2013 Debenture was extended to July 1, 2015. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC Subtopic 470-50, the change in the maturity date for the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC Section 470-50-40 Debt-Modifications and Extinguishments-Derecognition, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date for the 2013 Debenture was further extended to July 1, 2016. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date for the 2013 Debenture was further extended to December 1, 2016. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date for the 2013 Debenture was further extended to April 1, 2017and a principal repayment of $150,000 was made at the time of the extension. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2017. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,350,000 and recorded the new convertible debt at the fair value of $1,350,000, resulting in no gain or loss.The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May2019 Debenture was issued in the principal amount of $1,050,000,that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective December 31, 2019, the December 31, 2019 maturity date for the May 2019 Debenture was further extended to February 1, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2019 of $427,119 was allocated to Additional paid-in capital. Subsequently, the fair value of the May 2019 Debenture was accreted over the remaining life of the May 2019 Debenture using an effective rate of interest of 782.7%.

Effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective March31, 2020, the maturity date for the May 2019 Debenture was further extended to May 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 15, 2020, the maturity date for the May 2019 Debenture was further extended to June 12, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

 Effective June 12, 2020, the maturity date for the May 2019 Debenture was further extended to July 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 31, 2021, the maturity date for the May 2019 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 31, 2021, the maturity date for the May 2019 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective October 31, 2021, the maturity date for the May 2019 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

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

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020.Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective May 31, 2021, the maturity date for the 2018 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective July 31, 2021, the maturity date for the 2018 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective October 31, 2021, the maturity date for the 2018 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date).The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

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

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December31, 2019. The November 2019 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at January 31, 2020 of $125,000 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 504.4%.

Effective March 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at March 31, 2020 of $20,833was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 72.4%.

Effective May 15, 2020, the maturity date for the November 2019 Debenture was further extended to June 12, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions .At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 15, 2020 of $41,667was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 260.9%.

Effective June 12, 2020, the maturity date for the November 2019 Debenture was further extended to July 15, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at June 12, 2020 of $41,666 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 211.4%.

Effective July 15, 2020, the maturity date for the November 2019 Debenture was further extended to December 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 40.0%.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2020 of $41,667was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 44.9%.

Effective May 31, 2021, the maturity date for the November 2019 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 31, 2021 of $125,000was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 496.1%.

Effective July 31, 2021, the maturity date for the November 2019 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 31, 2021 of $125,000was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 309.6%.

Effective October 31, 2021, the maturity date for the November 2019 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at October 31, 2021 of $62,500was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 90.8%.

Accreted interest expense during the year ended November 30, 2021 is $313,865 (2020 - $744,930; 2019 - $54,469) and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the year ended November 30, 2021 is $205,859(2020- $206,564; 2019 - $182,393) and has also been included in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(b) Promissory notes payable

	November 30,	November 30,
	2021	2020
	$	$
Promissory notes payable to two directors and officers of the Company, unsecured, no annual interest rate on the outstanding loan balance	165,878	163,758
	165,878	163,758

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

8. Employee costs payable

As at November 30, 2020, the Company had $2,263,944(2020 - $1,665,236) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9. Lease

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property, which is owned by the same landlord, for a 5-year term with a 5-year renewal option. On June 21, 2020, the Company entered into a lease surrender agreement and vacated one of its premises on June 30, 2020. On August 20, 2020, The Company extended its lease for the premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.This operating lease was capitalized under ASC Topic 842 effective on the August 20, 2020 date of extension.

The gross amounts of assets and liabilities related to operating leases were as follows:

	November 30, 2021	November 30, 2020

Assets:
Operating lease right-of-use asset	$-	$137,931

Liabilities:
Current:
Operating lease liability	$-	$157,110

Total lease liability	$-	$157,110

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

9. Lease (continued)

Operating lease costs, net of Canada Emergency Rent Subsidy (CERS) received, amounted to $115,784 for the year ended November 30, 2021 respectively and have been recorded in selling, general and administrative expenses in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

For the year ended November 30, 2021, lease payments of $169,552 were paid in relation to the operating lease liability. These payments have been offset by $34,709 received as part of the CERS COVID-19 relief program for net cash lease payments of $134,843.

Lease terms and discount rates are as follows:

November 30, 2021

Remaining lease term (months)	12
Estimated incremental borrowing rate	11.4%

10. Capital stock

Authorized, issued and outstanding

(a) The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2021, the Company had 33,092,665(November 30, 2020 - 23,678,105) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2020 - 578,131) common shares or approximately 1.7% (November 30, 2020 - 2.4%) of the issued and outstanding common shares of the Company as at November 30, 2021.

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

10. Capital stock (continued)

Authorized, issued and outstanding (continued)

(b) In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333common shares at a price of $6.00per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC Topic 480.

The Company recorded $4,184,520as the value of common shares under Capital stock and $1,115,480as the value of the March 2018 Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974being recorded under Additional paid-in capital.

(c) In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970Units at $0.75per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018Pre-Funded Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

10. Capital stock (continued)

Authorized, issued and outstanding (continued)

During the year ended November 30, 2020, 1,592,249 common shares were issued upon the exercise of 2018 Pre-Funded Warrants (2019 - 2,793,334) for proceeds of $Nil (2019 - $27,953) and the Company recorded a charge of $583,180 (2019 - $979,705) from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were also issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018. The Company has disclosed the terms used to value these warrants in Note 14.

(d) In July 2019, the company issued 10,279 common shares due to the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

(e) In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 common shares at a price of CAD$0.41 per Common Share. The Company recorded $3,069,448 as the value of common shares under Capital stock in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). The direct costs related to the issuance of the common shares were $38,220. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

11. Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,309,267 based on the number of issued and outstanding common shares as at November 30, 2021. As at November 30, 2021, 1,489,500 options are outstanding and there were 1,819,767 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

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

In the year ended November 30, 2021, Nil (2020 - Nil; 2019 - 1,687,000) stock options were granted to management and other employees and Nil (2020 - Nil; 2019 - 200,000) stock options were granted to members of the Board of Directors.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

11. Options (continued)

The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted was estimated using the following assumptionsin Canadian dollars (“C$”):

	November 30,	November 30,	November 30,
	2021	2020	2019

Volatility	-	-	93.90% - 111.93%
Risk-free interest rate	-	-	1.62% - 1.90%
Expected life (in years)	-	-	5.78 - 10.00
Dividend yield	-	-	-
The weighted average grant date fair value of options granted	-	-	$0.22 - $0.28

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2021			November 30, 2020			November 30, 2019
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding, beginning of year	1,697,638	2.92	1.99	2,353,829	8.35	4.30	555,651	37.70	19.33
Granted	-	-	-	-	-	-	1,887,000	0.35	0.26
Cancelled	(156,572)	1.05	0.57	(101,182)	1.53	0.78	-	-	-
Forfeiture	(6,666)	0.35	0.22	(225,315)	0.35	0.22	(28,432)	1.41	0.80
Expired	(44,900)	27.60	13.74	(329,694)	42.84	19.68	(60,390)	31.54	14.27
Balance, end of year	1,489,500	2.40	1.80	1,697,638	2.92	1.99	2,353,829	8.35	4.30

Options exercisable, end of year	1,489,500	2.40	1.80	1,231,309	3.90	2.64	1,122,189	17.12	8.75

As of November 30, 2021, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows in Canadian dollars (“C$”):

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,404,500	0.55	7.19	0.38	1,404,500	0.55	0.38
26.00 - 50.00	85,000	32.70	0.21	25.08	85,000	32.70	25.08
	1,489,500	2.40			1,489,500	0.12	-

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2021is $Nil (2020- $Nil; 2020 - $Nil).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

11. Options (continued)

For the year ended November 30, 2021, 2020 and 2019, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2021	2020	2019
		$	$
Research and development	9,719	60,446	212,357
Selling, general and administrative	2,266	11,199	52,211
	11,985	71,645	264,568

The Company has estimated its stock option forfeitures to be approximately 4% for year ended November 30, 2021(2020-4%; 2019 - 4%).

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

During the year ended November 30, 2021 and 2020, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at November 30, 2021, Nil (2020 - Nil; 2019 - Nil) DSUs were outstanding and 11,000 (2020 - 11,000; 2019-11,000) DSUs were available for grant under the DSU Plan.

During the year ended November 30, 2021, Nil (2020 - Nil; 2019 - 10,279) DSU’s were exercised and the Company recorded a charge of $Nil (2020 - $Nil; 2019 - $225,612) from Additional paid-in capital to common shares under Capital stock.

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

November 30, 2021, 2020 and 2019

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

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares (the “October 2017 Warrants”). The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be base don the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rate of 1.64%, expected life of 3 years, and dividend yield of Nil.

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

November 30, 2021, 2020 and 2019

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

During the year ended November 30, 2021, Nil (2020 -1,616,667) 2018 Pre-Funded Warrants were exercised and Nil (2020 - 1,592,249) common shares were issued in respect of 2018 Pre-Funded Warrants for cash proceeds of $Nil (2020 - $Nil), and the Company recorded a charge of $ Nil (2020- $583,180) from Additional paid-in-capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

As at November 30, 2021, Nil (2020 - Nil) 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 21,160,314 warrants, including 2018 Firm Warrants, outstanding and exercisable as of November 30, 2021:

	Exercise	Number		Shares issuable upon
Warrant	price ($)	outstanding	Expiry	exercise

2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,160,314		21,160,314

During the years ended November 30, 2021 and 2020, other than 2018 Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants and no cashless exercise of warrants, resulting in the issuance of Nil common shares, respectively.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

14. Warrants (continued)

Details of warrant transactions for the years ended November 30, 2021 and 2020 are as follows:

	Outstanding, December 1, 2020	Issued	Expired	Exercised	Outstanding, November 30, 2021
June 2016 Warrants	277,478	-	(277,478)	-	-
March 2018 Warrants	441,666	-	(441,666)	-	-
March 2018 Placement Agent Warrants	44,166	-	(44,166)	-	-
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement Agent Warrants	1,160,314	-	-	-	1,160,314
	21,923,624	-	(763,310)	-	21,160,314

	Outstanding, December 1, 2019	Issued	Expired	Exercised	Outstanding, November 30, 2020
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	(181,818)	-	-
October 2017 Placement Agent Warrants	18,181	-	(18,181)	-	-
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	1,616,667	-	-	(1,616,667)	-
October 2018 Placement Agent Warrants	1,160,314	-	-	-	1,160,314
	23,740,290	-	(199,999)	(1,616,667)	21,923,624

15. Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

15. Income taxes (continued)

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2021	2020	2019
	%	%	%
Statutory income tax rate	26.5	26.5	26.5
	$	$	$

Statutory income tax recovery	(1,393,726)	(889,905)	(2,143,853)
Increase (decrease) in income taxes
Non-deductible expenses/non-taxable income	53,470	47,287	79,210
Change in valuation allowance	540,925	843,877	2,425,721
Investment tax credit	-	-	(364,955)
Financing costs booked to equity	(10,128)	-	-
Difference in foreign tax rates	(98)	-	(1,487)
True up of tax returns	-	-	-
Tax loss expired and other	695,370	(9,069)	-
Global intangible low-taxed income (GILTI)		40,643	-
Income tax expense (recovery)	(114,187)	32,833	-

The Company's income tax expense (recovery) is allocated as follows:

Current tax expense	(20,333)	32,833	5,678
Deferred tax recovery	(93,854)	-	(11,042)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances.Significant temporary differences and carry-forwards are as follows:

	2021	2020
	$	$
Deferred tax assets
Non-capital loss carry-forwards	16,323,553	14,690,358
Book and tax basis differences on assets and liabilities	1,527,791	1,274,734
Other	1,509,122	1,263,175
Investment tax credit	2,850,496	3,405,090
Undeducted research and development expenditures	4,227,211	4,990,176
Capital loss carryforwards	318,915	318,915
Share issuance cost	227,253	492,243
	26,984,341	26,434,691
Deferred tax liabilities
Unrealized foreign exchange gain	(271,913)	(271,913)
Convertible debentures	(12,857)	(4,132)
	(284,770)	(276,045)

Valuation allowances for deferred tax assets	(26,699,571)	(26,158,646)
Net deferred tax assets	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax assets (liabilities):

	2021	2020
	$	$
Balance at the beginning of the year	-	-
Recognized in profit/loss	(93,854)	-
Recognized in shareholders' equity	93,854	-
Balance at the end of the year	-	-

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

15. Income taxes (continued)

At November 30, 2021, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring in the year ended November 30,	Federal
$
2029	609,497
2030	3,717,403
2031	6,154,180
2032	6,410,970
2033	4,984,768
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	11,231,494
2039	9,891,661
2040	3,111,826
2041	4,968,817
61,598,314

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2021. The Company has non-capital loss carry-forwards at November 30, 2021, totaling $61,598,314 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2029 and 2041.

At November 30, 2021, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $15,951,739 (2020 - $18,830,851) which can be carried forward indefinitely.

At November 30, 2021, the Company had approximately $2,933,013 (2020 - $3,508,087) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2021 or November 30, 2020.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2020 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company had no accrued interest and penalties as of November 30, 2021, 2020 and 2019.

16. Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2021, and continuing as at February 28, 2022, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies(continued)

On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes six out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, four further such patents were listed and published in the Orange Book. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the four further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case.

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

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies(continued)

On July 28, 2020 the U.S. District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017.The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

In an order entered at the parties’ request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation. As a result of subsequent extensions, the stay was extended through October 10, 2019. The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021.A tentative settlement has been reached in this case. An order for leave to proceed for settlement purposes was granted by the judge on 25 June 2021. At a hearing on 12 October 2021, the Court approved the settlement. The amount of CAD$266,000 provided by the stipulation of settlement has been paid; CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies (continued)

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021.In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter.

17. Financial instruments

(a) Fair values

The Company follows ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal ormost advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(a) Fair values (continued)

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

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2021		November 30, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,751,483	1,783,882	1,791,791	1,784,646
Promissory notes payable(i)	165,878	165,878	163,758	163,758

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

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(b) Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2021	2020
	$	$
Accounts receivable	-	66,384
Other receivable	-	500,000
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	-	566,384

Not past due	-	566,384
Past due for more than 31 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	-	566,384

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company.

 On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement andfor future saved litigation expenses, Purdue paid $2,000,000 to the Company and paid an additional $500,000 in December 2020. During the year ended November 30, 2020, the Companyreceived the initial payment of $2,000,000 and the remaining $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

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

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements against expected cash drawdown.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(d) Liquidity risk (continued)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities asat November 30, 2021:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures (Note 7)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 7)	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

18. Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, allof the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2021	2020	2019
	$	$	$
Revenue
United States	-	1,401,517	3,480,516
	-	1,401,517	3,480,516

Total assets
Canada	2,096,425	3,387,055	3,796,713

Total property and equipment
Canada	994,109	1,770,137	2,273,406

19. Subsequent event

On December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2021, with lease expiring on December 31, 2022 with an option to renew for another year.

Item 19. Exhibits.

EXHIBIT INDEX

Number	Exhibit
1.1

Articles of Incorporation of the Company and certain Amendments thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

1.2

Articles of Amendment to the Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 13, 2018)

1.3	By-Laws of the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

2(1)	Description of Securities

4.1	IPC Arrangement Agreement (incorporated herein by reference to Exhibit 4.1to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.2

The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 276,394 of the Company’s shares upon payment of $36.20 per share, subject to satisfaction of the performance vesting conditions (incorporated herein by reference to Exhibit 4.2 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.3

The amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

4.4

 Registration rights agreement for February 1, 2011 private placement (incorporated herein by reference to Exhibit 4.52 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2010 as filed on May 31, 2011).

4.5	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 to the Company’s report on Form 6-K for the month of March 2012 as filed on March 9, 2012).

4.6

12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference toExhibit 4.56 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.7

Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.8

Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.9

Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.10

Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference toExhibit 4.72 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

119

4.11

Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.12

Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.79 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.13

Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.80 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.14

Extension of Debenture Maturity Date dated as of October 1, 2018 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.29 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 as filed on October 5, 2018 (Registration No. 333-227448)

4.15

Extension of Debenture Maturity Date dated as of October 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013(incorporated herein by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.16

Extension of Debenture Maturity Date dated as of April1, 2019 to that certain 12% convertible term debenture dated January 10, 2013(incorporated herein by reference to Exhibit 4.16to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.17

12% convertible term debenture dated May 1, 2019 in principal amount of $1,050,000refinancing of that certain 12% convertible term debenture dated January 10, 2013 (ncorporated herein by reference to Exhibit 4.17to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.18

Extension of Debenture Maturity Date dated as of November 1, 2019 to that certain 12% convertible term debenture dated May 1, 2019(incorporated herein by reference to Exhibit 4.18to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.19

Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019(incorporated herein by reference to Exhibit 4.19 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.20

Extension of Debenture Maturity Date dated as of January31, 2020 to that certain 12% convertible term debenture dated May 1, 2019(incorporated herein by reference to Exhibit 4.20to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.26

Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference toExhibit 99.1 to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.27(†)

License and Commercialization Agreement dated as of November 21, 2005, between Intellipharmaceutics Corp., and Par Pharmaceutical, Inc., as amended by the First Amendment To License and Commercialization Agreement dated as of August 12, 2011, and as further amended by the Second Amendment to License and Commercialization Agreement dated as of September 24, 2013(incorporated herein by reference to Exhibit 4.64 to the Company’s Amendment No. 1 on Form 20-F/A for the fiscal year ended November 30, 2013 as filed on April 14, 2014)

120

4.28

Indenture of Lease dated as of December 1, 2015 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 22 Worcester Road and 30 Worcester Road, Toronto, Ontario, Canada(incorporated herein by reference to Exhibit 4.67 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.29	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of May 2016 as filed on May 27, 2016)

4.30(†)

License and Commercial Supply Agreement dated effective October 11, 2016, between Mallinckrodt LLC and Intellipharmaceutics Corp.(incorporated herein by reference to Exhibit 4.74 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.31

Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein(incorporated herein by reference toExhibit 99.1 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.32	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.33	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.34

Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017 (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

4.35

Form of Securities Purchase Agreement dated March 13, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.36	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.37	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.38

Engagement Letter by and between Intellipharmaceutics International Inc.and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 16, 2018)

4.39

Form of Securities Purchase Agreement dated March 19, 2018, by and between Intellipharmaceutics International Inc. and the purchasers (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.40	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.41	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.42

Engagement Letter by and between Intellipharmaceutics International Inc.and H.C. Wainwright & Co., LLC dated March 18, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of March 2018 as filed on March 20, 2018)

4.43

Form of Notice to Warrant Holders pursuant to that certain Underwriting Agreement by and between the Company and Dawson James Securities, Inc., dated May 27, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

121

4.44

Form of Notice to Warrant Holders pursuant to that certain Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated October 10, 2017 (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.45

Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated October 11, 2017 (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.46

Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 12, 2018 (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.47

Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 13, 2018 (incorporated herein by reference to Exhibit 99.5 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.48

Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 18, 2018 (incorporated herein by reference to Exhibit 99.6 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.49

Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 19, 2018 (incorporated herein by reference to Exhibit 99.7 to the Company’s report on Form 6-K for the month of September 2018 as filed on September 21, 2018)

4.50

Underwriting Agreement between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated October 12, 2018 (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.51	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.52	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.53	Form of Underwriter Warrant (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)

4.54

10% convertible term debenture dated September 10, 2018 in principal amount of $500,000 (incorporated herein by reference to Exhibit 4.25 to the Company’s Registration Statement on Form F-1 as filed on September 20, 2018 (Registration No. 333-227448))

4.57(**)

License and Commercial Supply Agreement dated effective August 15, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp(incorporated herein by reference to Exhibit 4.50to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.58(**)

License and Commercial Supply Agreement dated effective September 2, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp(incorporated herein by reference to Exhibit 4.51to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.59(**)

License and Commercial Supply Agreement dated effective November 1, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp(incorporated herein by reference to Exhibit 4.52to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.60

Promissory note dated September 5, 2019 for up to $6,500 issued by IntellipharmaceuticsInternational Inc. to Isa Odidi and Amina Odidi(incorporated herein by reference to Exhibit 4.53to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

122

4.61

Promissory note dated September 13, 2019 for up to CDN$203,886 issued by IntellipharmaceuticsInternational Inc. to Isa Odidi and Amina Odidi(incorporated herein by reference to Exhibit 4.54to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.62

12% convertible term debenture dated November 15, 2019 in principal amount of $250,000(incorporated herein by reference to Exhibit 4.55to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.63

Extension of Debenture Maturity Date dated as of January31, 2020 to that certain 12% convertible term debenture dated November 15, 2019 (corporated herein by reference to Exhibit 4.56to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.64	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019

4.65	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019

4.66	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated November 15, 2019

4.67	Extension of Debenture Maturity Date dated as of July 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019

4.68	Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019

4.69	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019

4.70	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated May 1, 2019

4.71	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated May 1, 2019

4.72	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 12% convertible term debenture dated May 1, 2019

4.73	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 12% convertible term debenture dated May 1, 2019

4.74	Extension of Debenture Maturity Date dated as of May 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018

4.75	Extension of Debenture Maturity Date dated as of July 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018

4.76	Extension of Debenture Maturity Date dated as of October 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018

4.77	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 10% convertible term debenture dated September 10, 2018

4.78	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 10% convertible term debenture dated September 10, 2018

4.79	Extension of Debenture Maturity Date dated as of May 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019

4.80	Extension of Debenture Maturity Date dated as of July 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019

4.81	Extension of Debenture Maturity Date dated as of October 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019

4.82	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 12% convertible term debenture dated November 15, 2019

4.83	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 12% convertible term debenture dated November 15, 2019

8.1(1)	List of subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)

12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange

13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)

101(1)(2)	(i) Consolidated balance sheets as at November 30, 2021and 2020

123

(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2021, 2020and 2019

(iii) Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2021, 2020and 2019

(iv) Consolidated statements of cash flows for the years ended November 30, 2021, 2020and 2019

(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2021.

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

(**)

Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

124

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Dr. Amina Odidi
Dr. Amina Odidi
Acting Chief Financial Officer (Principal Financial Officer)

Intellipharmaceutics International Inc.

March 31, 2022

125