Form 20-F
period 2022-11-30
Intellipharmaceutics International Inc.
filed 2023-06-14
CIK 1474835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the fiscal year ended November 30, 2022

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

Common shares, no par value

As of November 30, 2022, the registrant had 33,092,665 common shares outstanding.

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

Item 2 Offer Statistics and Expected Timetable

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data of the Company has been derived from the audited consolidated financial statements of the Company as at and for the years ended November 30, 2022, 2021, 2020, 2019, and 2018.As a result of the IPC Arrangement Transaction (as defined and described in Item 4.A below) completed on October 22, 2009, we selected a November 30 year end. The comparative number of shares issued and outstanding, basic and diluted loss per share have been amended to give effect to this arrangement transaction. These statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in this annual report are expressed in U.S. dollars, unless otherwise indicated.

(In thousands of U.S. dollars, except for per share data)

	As at and for the year ended November 30, 2022	As at and for the year ended November 30, 2021	As at and for the year ended November 30, 2020	As at and for the year ended November 30, 2019	As at and for the year ended November 30, 2018
	$	$	$	$	$
Revenue	66	Nil	1,402	3,481	1,713
Loss for the year	(2,887)	(5,145)	(3,391)	(8,085)	(13,747)
Total assets	1,403	2,096	3,387	3,797	11,474
Total liabilities	12,009	10,252	9,701	7,489	7,372
Net assets	(10,577)	(8,155)	(6,314)	(3,692)	4,102
Capital stock	49,176	49,176	46,144	45,561	44,328
Loss per share - basic and diluted	(0.09)	(0.17)	(0.14)	(0.37)	(2.89)
Dividends	Nil	Nil	Nil	Nil	Nil
Weighted average common shares	33,093	29,430	23,562	21,580	4,762

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

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For fiscal year ended November 30, 2022, we reported net losses of $2,892,394 and negative cash flow from operating activities of $1,388,223. As of November 30, 2022, we had an aggregate accumulated deficit of $105,134,099. We anticipate that we will continue to report losses as well as negative operating cash flow. As a result of these net losses and other factors our independent auditors issued an audit opinion with respect to our financial statements for the three years ended November 30, 2022 that indicated that there is a substantial doubt about our ability to continue as a going concern.

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

Our business requires substantial capital investment to conduct our R&D, clinical and regulatory activities, to defend against patent litigation claims, and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2022, our cash balance was $83,722. We currently expect to meet our short-term cash requirements from quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels, as well as from potential revenues for approved generic products or other collaborations, and other available financing. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs. Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, as well as selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company. For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

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

Our founders, Drs. Amina and Isa Odidi, our President, Chief Operating Officer and Co-Chief Scientific Officer and our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, respectively, and shareholders of our Company, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, own in the aggregate approximately 1.75% of our issued and outstanding common shares as of March 31, 2022 (and collectively beneficially owned in the aggregate approximately 15.12% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the 2018 Debenture (as defined below), May 2019 Debenture(as defined below) and the November 2019 Debenture (as defined below and collectively with the 2018 Debenture and the May 2019 Debenture, the “Debentures”). As a result, these shareholders potentially may be able to exercise influence over matters submitted to our shareholders for approval.

Approvals for our product candidates may be delayed or become more difficult to obtain because of failure to pay FDA fees required, or if the FDA changes its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012 (“GDUFA”), was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, and product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2023, the annual facility fee is $243,134 and the GUDFA fee is $162,056. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. Any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products and generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

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

Our ability to generate significant near-term revenue will depend upon successful commercialization of our ANDA and/or other products.

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

We believe that the revenues derived from our generic Focalin XR® capsules and other potential licensed products are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonal fluctuations in relation to generic Focalin XR® capsules (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

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

We are a “foreign private issuer,” as such term is defined under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. Under the U.S. Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on May 31, 2023.

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

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company. The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. The limitations on travel and interruption in global shipping is affecting the transport of supplies and raw materials. Any disruption of our suppliers would likely impact our ability to conduct R&D and commercial operations, and ultimately materially adversely affect our operating results.

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

As of May 31, 2023, we had approximately 33,092,665 common shares outstanding. In order to raise additional capital, we intend to offer additional common shares or other securities convertible into or exchangeable for our common shares. In addition, a substantial portion of our common shares are currently freely trading without restriction under the U.S. Securities Act, having been registered for resale or held by their holders for over six months and are eligible for sale under Rule 144.

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

As of June 13, 2023, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of the outstanding Debentures for an aggregate of approximately 26,498,974 common shares. To the extent any of our options and warrants are exercised and the Debentures are converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

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

The closing price of our common shares on the OTCQB on June 13, 2023 was $0.06 per share. If the market price of our common shares remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our common shares. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. We believe that there is a substantial basis for concluding that we were not a PFIC during our 2021 taxable year and will not likely be a PFIC during our 2022 taxable year, although that conclusion is not free from doubt. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2021taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.

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

For the years ended November 30, 2021, 2020 and 2019, we spent a total of $2,149,126, $2,661,875, and $3,517,018, respectively, on research and development. Over the past three fiscal years and up to June 13, 2023, we have raised approximately 3,319,448 in gross proceeds from the issuance of equity and convertible debt securities. Our common shares are currently listed on the TSX and on OTCQB under the symbol “IPCI” and “IPCIF” respectively.

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

B. Business Overview

Corporate Developments

•

On March 7, 2023 the Company announced that the Ontario Securities Commission (the “OSC”) has issued a general “failure to file” cease trade order (CTO) pursuant to National Policy 11-103 – Failure to File Cease Trade Orders in Multiple Jurisdictions dated March 6, 2023 in respect of the securities of the Company as a result of the Company’s inability to file its annual audited financial statements and other required filings for the fiscal year ended November 30, 2022 by the filing deadline of February 28, 2023.

•

The CTO prohibits the trading, whether direct or indirect, by any person of any securities of the Company in each jurisdiction in Canada in which the Company is a reporting issuer for as long as the CTO remains in effect; however, the CTO provides an exception for beneficial security holders of the Company who are not (and who were not as of March 6, 2023) insiders or control persons of the Company and who sell securities of the Company acquired before March 6, 2023 if both of the following criteria are met: (i) the sale is made through a “foreign organized regulated market”, as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada and (ii) the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation. If the default is remedied within 90 days of the date of the CTO (March 6, 2023), including any annual or interim financial statements, MD&A and certifications that subsequently became due, the filing of the documents constitutes the application to revoke the CTO and no application fee will be required.

The Company filed the November 2022 annual financial statements, MD&A and required certifications as well as the Q1 2023 interim financial statements, MD&A and required certifications June 5, 2023 meeting the 90-day deadline. The failure to file cease trade order was revoked dated June 7, 2023.

•	On February 3, 2023 the Company had announced that its annual audited financial statements for the fiscal year ended November 30, 2022, related management’s discussion and analysis and accompanying Chief Executive Officer and Chief Financial Officer certificates and annual information form for the fiscal year ended November 30, 2022 due February 28, 2023 will not be filed by the filing deadline.

•	In connection with the anticipated delay, the Company had applied to the applicable Canadian securities regulators that a management cease trade order (the “MCTO”) be imposed to restrict trading in the common shares in the capital of the Company by insiders of the Company, as opposed to a general cease trade order, which would restrict all trading in the shares, pursuant to National Policy 12-203 – Management Cease Trade orders (“NP 12-203”). However we were informed that the company was not eligible for that consideration.

•	In August 2022 the Company announced that it has entered into a license and supply agreement with Taro Pharmaceuticals Inc. (“Taro”), by which the Company has granted Taro an exclusive license to market, sell and distribute in Canada, Desvenlafaxine Extended-release Tablets in the 50 mg and 100 mg strengths (the “licensed product”) approved for sale in the Canadian market by the Pharmaceutical Drugs Directory (PDD) of Health Canada.

•	In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

•	In November 2021 the Company received final FDA approval for its Dexmethylphenidate Extended-release Capsules in the 5 mg, 10 mg, 30 mg and 40 mg strengths. The 15 mg and 30 mg strengths were initially approved and commercialized by Par Pharmaceutical Inc. (“Par”) in November 2013; the additional strengths launched at the time, and subsequently, were approved in a Par abbreviated new drug application.

There can be no assurance that our generic of Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths approved for marketing in Canada and licensed to Taro will be successfully commercialized and produce significant revenues for us. There can be no assurance that any of the generic products approved for the Company, for the US or Canadian market, will ever be successfully commercialized and produce significant revenue for us.

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

These and the Company’s other approved products and products under development are discussed under “Our Products and Product Candidates (page 39)”.

We continue to evaluate options to commercial these approved generic products, but there can be no assurance these can ever produce significant revenue for the Company.

In February, 2022 we received marketing approval, for sale in the Canadian market, for our generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths. The Company has now entered into a license and supply agreement with Taro Pharmaceuticals Inc. (“Taro”), by which the Company has granted Taro an exclusive license to market, sell and distribute the product in Canada, There can be no assurance that the product will be successfully commercialized and produce significant revenues for us.

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

From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effects of the Covid-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory pathway. Later, our development program became increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We increased emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for Oxycodone ER and RegabatinTM XR, and commencing other projects in our 505(b)(2) pipeline. We intend to work on these and other product candidates as resources permit. Currently, we are not working on these product candidates. In January 2019, we announced that we had commenced an R&D program of pharmaceutical cannabidiol (“CBD”) -based products. As part of the CBD-based R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. There can be no assurance that any of our provisional patent applications will successfully mature into patents. We had also previously identified several additional 505(b)(2) product candidates for development in various areas including cardiovascular, dermatology, pulmonary disease and oncology. We are still exploring the potential development of such product candidates when resources are available.The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended-release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent an overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The development of an Oxycodone immediate-release (IR) product incorporating this technology as resources permit is in the Company’s development pipeline. There can be no assurance that any issued Patent can be maintained by the Company, there can be no assurance that any application filed by the Company will issue as a Patent.

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

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended-release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We started, and intend to continue, working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that it had met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRAS™ platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to apply the PODRAS™ technology platforms to other extended-release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

There can be no assurance that we will be successful in developing any product utilizing the PODRASTM platform, that we will be successful in submitting any NDA, that the FDA will approve the product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.There can be no assurance that any issued Patent can be maintained by the Company,

The HypermatrixTM Family of Technologies

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

Our Products and Product Candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(3) Received final approval for 5 mg, 10 mg, 20 mg and 40 mg in Intellipharmaceutics’ ANDA	ANDA	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	ANDA Repository(4)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	Intellipharmaceutics.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA Application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. .	ANDA ANDS	Intellipharmaceutics. Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements.
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received approval for the 50 and 100 mg strengths from FDA. Received approval from Health Canada for the 50 mg and 100 mg strengths	ANDA ANDS	Intellipharmaceutics. Taro Pharmaceuticals Inc.
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules		Pain	NDA application accepted February 2017 and under review by FDA. Second FDA Advisory Committees meeting held January 2020. Awaiting action from FDA	NDA 505(b)(2)	Intellipharmaceutics
Pregabalin extended-release capsules		Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	Intellipharmaceutics

Notes:

(1) There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2) For information regarding the Par agreement, the Taro Pharmaceuticals Inc. agreement, and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see the “Business Overview” and “Other Potential Products and Markets” sections. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are seeking licensing agreement opportunities or other opportunities. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

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

Dexmethylphenidate Hydrochloride – Generic Focalin XR®(a registered trademark of the brand manufacturer)

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

Levetiracetam – Generic Keppra XR®(a registered trademark of the brand manufacturer)

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

Venlafaxine hydrochloride – Generic Effexor XR®(a registered trademark of the brand manufacturer)

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

Desvenlafaxine succinate extended-release tablets – Generic Pristiq®(a registered trademark of the brand manufacturer)

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

In February 2022 the Company received Health Canada marketing approval (notice of compliance) for generic Pristiq (desvenlafaxine extended-release tablets) in the 50 and 100 mg strengths. The Company has entered into a license and supply agreement with Taro Pharmaceuticals Inc. for the commercialization of the product by which the Company has granted Taro an exclusive license to market, sell and distribute the product in Canada, There can be no assurance that the product will be successfully commercialized and produce significant revenues for us.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended Release Tablets)

One of our non-generic products under development is our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended-release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long-acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended-release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

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

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 4, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

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

A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. There was also the potential to include other products in the agreement with said distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

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

We had also commenced a R&D program of pharmaceutical cannabidiol, or CBD, based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient.

There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us. There can be no assurance that any patents pertaining to the delivery and application of cannabinoid-based therapeutics will be issued to the Company. There can be no assurance that the Company can maintain any issued patent.

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

MANUFACTURING

We have internal manufacturing capabilities consisting of cGLP research laboratories and a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road Facility (as defined below). Raw materials used in manufacturing our products are available from a number of commercial sources and the prices for such raw materials had generally not been particularly volatile. In October 2014, the FDA provided us with written notification that 30 Worcester Road Facility had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. The most recent inspections by FDA were conducted in July 2017 and June 2019; both closed satisfactorily. Similarly, Health Canada completed an inspection of 30 Worcester Road Facility in September 2015 which resulted in a “compliant” rating. The most recent Health Canada inspection was conducted in May/June 2022 and a compliance rating was issued dated June 29, 2022.

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

The Company has several issued Patents which relate to and protect various aspects of our drug delivery technologies. In addition to these issued patents, we have several patent applications relating to various aspects of our HyperMatrixTM drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

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

GDUFA implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal year 2023, the annual facility fee is $243,134 and the GUDFA fee is $162,056. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Patent Certification and Exclusivity Issues

ANDAs and/or NDAs filed under Paragraph IV of the Hatch Waxman Act which seek approval by a non-brand owner to market a generic version of a branded drug product prior to the expiry of patents owned or listed in the Orange Book (the “Listed Patents”) as applicable to the brand owner’s product, are required to include certifications pursuant to Paragraph IV that either the Listed Patents are invalid or that the applicant’s drug product does not infringe the Listed Patents. In such circumstances, the owner of the branded drug and/or the holder of the patents may commence patent infringement litigation against the applicant. In such a case, the FDA is not empowered to approve such pending ANDA or NDA until the expiry of 30 months from the commencement of such litigation, unless within such 30-month period the said patents are found to be invalid, or the drug product covered by the ANDA or NDA is finally found by a court not to infringe such patents.

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

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application to the Pharmaceutical Drugs Directory (‘PDD’), formerly Therapeutic Products Directorate (“TPD”). This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug. If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

New Drug Submission

Before selling a new drug in Canada, we must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“SNDS”) to the PDD and receive a Notice of Compliance (“NOC”) from the PDD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The PDD reviews the NDS or SNDS. If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the PDD will issue an NOC for the new drug.

Where the PDD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an ANDS. In certain cases, the PDD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the PDD that the drug is bioequivalent to the drug that has already been approved and marketed.

The PDD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

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

C. Organizational Structure

The following chart shows the corporate relationship structure of Intellipharmaceutics International Inc. and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as of June 13, 2023.

D. Property, Plant and Equipment

On December 1, 2015, we entered into a lease agreement for a 25,000 square foot facility located at 30 Worcester Road Toronto, Ontario, Canada M9W 5X2 (“30 Worcester Road Facility”), as well as a 40,000 square foot facility on the adjoining property located at 22 Worcester Road, Toronto, Ontario, Canada M9W 5X2, both of which are owned indirectly by the same landlord (“22 Worcester Road Facility”, and together with 30 Worcester Road Facility, the “Combined Properties”) for a five-year term with a five-year renewal option. We use our 30 Worcester Road Facility as a cGLP research laboratory, office space, and cGMP scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The 30 Worcester Road Facility consists of approximately 4,900 square feet for administrative space, 4,300 square feet for R&D, 9,200 square feet for manufacturing, and 3,000 square feet for warehousing. On June 21, 2020, the Company entered into a lease surrender agreement and vacated the property at 22 Worcester Road on June 30, 2020. On August 20, 2020, the Company extended its lease for the premises at 30 Worcester Road that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021. Effective December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) for one year and has exercised an option to renew for another year effective December 1, 2022. The current basic rent is$237,500 per year.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 4E. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with U.S. GAAP. All amounts are expressed in United States dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which ended on November 30, 2022, 2021 and 2020.

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

	For the years ended
	November 30	November 30	November 30	Change		Change
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	$	$	$	$	%	$	%
Revenue:
Licensing	29,682	-	1,401,517	29,682	N/A	(1,401,517)	-100%
Up-front fees	19,068	-	-	19,068	N/A	-	N/A
Other Services	16,978	-	-	16,978	N/A	-	N/A
	65,728	-	1,401,517	65,728	N/A	(1,401,517)	-100%

Expenses:
Research and development	2,149,126	2,661,875	3,517,018	(512,749)	-19%	(855,143)	-24%
Selling, general and administrative	561,050	1,249,676	2,147,432	(688,626)	-55%	(897,756)	-42%
Depreciation	206,059	261,525	415,375	(55,466)	-21%	(153,850)	-37%
	2,916,235	4,173,076	6,079,825	(1,256,841)	-30%	(1,906,749)	-31%

Loss from operations	(2,850,507)	(4,173,076)	(4,678,308)	1,322,569	-32%	505,232	-11%
Net foreign exchange (loss) gain	210,634	(22,465)	(168,568)	233,099	-1038%	146,103	-87%
Interest expense	(291,619)	(549,299)	(969,653)	257,680	-47%	420,354	-43%
Gain on settlement	-	-	2,500,000	-	N/A	(2,500,000)	-100%
Loss on disposal of propery and equipment	44,435	-	(41,603)	44,435	N/A	41,603	100%
Impairment of fixed assets	-	(514,502)	-	514,502	-100%	(514,502)	N/A
Net loss before income taxes	(2,887,057)	(5,259,342)	(3,358,132)	2,372,285	-45%	(1,901,210)	57%

Provision for income taxes
Current tax expense/(recovery)	10,858	(20,333)	32,833	31,191	-153%	(53,166)	-162%
Deferred tax recovery	(5,521)	(93,854)	-	88,333	-94%	(93,854)	N/A
Net loss and comprehenisve loss	(2,892,394)	(5,145,155)	(3,390,965)	2,252,761	-44%	(1,754,190)	52%

Year ended November 30, 2022 compared to the year ended November 30, 2021

Revenue

The Company recorded revenues of $65,728 for the year ended November 30, 2022 versus $Nil for the year ended November 30, 2021. Such revenues consisted primarily of up-front payment from the Taro license and supply agreement, for the year ended November 30, 2022. There was no revenue from generic Focalin XR® for the year ended November 30, 2021, primarily due to a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments which continues to date.

Research and Development

Expenditures for R&D were $2,149,126 for the year ended November 30, 2022 in comparison to $2,661,875 for the year ended November 30, 2021, resulting in a decrease of $512,749 compared to the year ended November 30, 2022. In the year ended November 30, 2022, we recorded $Nil of expenses for stock-based compensation for R&D employees compared to $Nil for the year ended November 30, 2021.  After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2022 were lower by $512,749 compared to the year ended November 30, 2021. The higher R&D expense during the year ended November 30, 2021 was due to the allocation of losses on royalty payments for generic Focalin XR®.

Selling, General and Administrative

Selling, general and administrative expenses were $526,050 for the year ended November 30, 2022 in comparison to $1,249,676 for the year ended November 30, 2021, resulting in a decrease of $723,626. The decrease is due to a significant decrease in administrative costs, and a decrease in wages.

Administrative costs for the year ended November 30, 2022 were $194,536 in comparison to $871,679 in the year ended November 30, 2021. The decrease is due to a previously accrued expense being reversed during the year ended November 30, 2022.

Expenditures for wages and benefits for the year ended November 30, 2022 were $250,539, in comparison to $264,796 in the year ended November 30, 2021. For the year ended November 30, 2022, we recorded an expense of $Nil. for stock-based compensation compared to an expense of $Nil for the year ended November 30, 2021. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2022 were lower by $14,257 compared to the year ended November 30, 2021. The decrease during the year ended November 30, 2022 was mainly related to the reduction in staff.

Occupancy costs for the year ended November 30, 2022 were $79,451, in comparison to $73,453 for the year ended November 30, 2021.  The increase during the year ended November 30, 2022, was related to the increase in lease expense. Also, during the year ended November 20, 2021 occupancy cost was offset by the rent subsidy received from the government as part of the Canada Emergency Rent Subsidy (CERS) COVID-19 relief program.

Depreciation

Depreciation expenses for the year ended November 30, 2022 were $206,059 in comparison to $261,525 in the year ended November 30, 2021. The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2022.

Foreign Exchange Gain

Foreign exchange gain was $210,634 for the year ended November 30, 2022 in comparison to a loss of $22,465 in the year ended November 30, 2021. The foreign exchange gain for the year ended November 30, 2022 was due to the strengthening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2022 as the exchange rates changed to $1.00 for C$1.3508 as at November 30, 2022 from $1.00 for C$1.2793 as at November 30, 2021.

Interest Expense

Interest expense for the year ended November 30, 2022 was $287,917 in comparison to $549,299 in the year ended November 30, 2021. This decrease is primarily due to the November 2019 Debenture being accreted at an annual effective interest rate of 35.1% during the year ended November 30, 2022.  This is in comparison to the November 2019 Debenture being accreted at an annual effective interest rate of 90.8% during year ended November 30, 2021.

Net Loss

The Company recorded net loss for the year ended November 30, 2022 of $2,892,394 or $0.09 per common share, compared with a net loss of $5,259,342 or $0.17 per common share for the year ended November 30, 2021. In the year ended November 30, 2022, the net loss was attributed to the gain on sale of equipment, decreased administrative expense related to professional and legal fees and R&D expenses. In the year ended November 30, 2021, the net loss is attributed to the increase in interest expenses related the accounting for convertible debenture as well as, expenditures related to ongoing selling, general and administrative expenses related to professional and legal fees, as well as ongoing R&D expenses.

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

Occupancy costs for the year ended November 30, 2021 were $73,453 in comparison to $113,648 for the year ended November 30, 2020.The decrease is due to lower facility operating expenses because the Company was occupying only one building during the year ended 2021. The decrease is also attributable to the receipt of Canada Emergency Rent Subsidy (CERS) in the year ended November 30, 2021 as part of the CERS COVID-19 relief program offset by higher lease expense due to the changes in Accounting policy under ASC 842 which was adopted at the fiscal 2020 year end.

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

B. Liquidity and Capital Resources

	For the year ended
	November 30,	November 30,	November 30,
	2022	2021	2020	Change (2022 vs 2021)		Change (2020 vs 2020)
	$	$	$	$	%	$	%
Cash flows provided from (used in) operating activities	(1,388,223)	(2,461,329)	112,108	1,073,106	-44%	(2,573,437)	-2295%
Cash flows provided from financing activities	200,000	3,031,228	-	(2,831,228)	-93%	3,031,228	N/A
Cash flows provided from (used in) investing activities	500,000	-	25,316	500,000	N/A	(25,316)	-100%
Increase (decrease) in cash	(688,223)	569,899	137,424	(1,258,122)	-221%	432,475	315%
Cash, beginning of year	771,945	202,046	64,622	569,899	282%	137,424	213%
Cash, end of year	83,722	771,945	202,046	(688,223)	-89%	569,899	282%

                The Company had cash of $83,722 as at November 30, 2022 compared to $771,945 as at November 30, 2021. The increase in cash during the year ended November 30, 2021 was due to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969, as well as lower expenditures for R&D, selling and general, and administrative expenses.

For the year ended November 30, 2022, net cash flows used in operating activities decreased to $1,388,223 as compared to net cash flows used in operating activities of $2,461,329 for the year ended November 30, 2021. The decrease was primarily a result of the Company paying off more accounts payable, offset by a decrease in R&D and selling, lower general and administrative expense, and a lower loss from operations.

R&D costs, which are a portion of the cash flows used in operating activities, related to continued internal R&D programs, are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2022 and the year ended November 30, 2021, R&D expenses were $2,149,126, and $2,661,875, respectively. The decrease was primarily due to the allocation of losses from royalty payments during the year ended November 30, 2021 to R&D.

For the year ended November 30, 2022, net cash flows from financing activities were $200,000, compared to $3,031,228 for the year ended November 30, 2021. During the year ended November 30, 2022, the Company issued an unsecured promissory note at an annual interest rate of 10%, with an original expiry date of April 6, 2023, which was extended to October 6, 2023. The financing activities in the year ended November 30, 2021 related to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.

For the year ended November 30, 2022, net cash flows from Investing activities were $500,000, compared to $Nil for the year ended November 30, 2021. The increase in the year ended November 30, 2022 was related to the sale of equipment.

All non-cash items have been added back or deducted from the condensed unaudited interim consolidated statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Transaction and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to continue to be negatively impacted for the next several quarters. As of November 30, 2022, our cash balance was $83,722. We currently expect to meet our short-term cash requirements from potential revenues for approved generic products or other collaborations, other available financing and by cost savings resulting from reduced R&D activities and staffing levels, as well as quarterly profit share from Par. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. The Company recently entered into a license and supply agreement with Taro Pharmaceuticals Inc. by which the Company has granted Taro an exclusive license to market, sell and distribute a product in Canada. There can be no assurance that the product will be successfully commercialized and produce significant revenues for us. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs. Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, and selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company. For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

There can be no assurance that we can raise sufficient funds to maintain current operations or that we can obtain additional funding to further commercialization activities or further development of our product candidates.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date is now August 31, 2023. No interest was paid on the 2018 Debenture for year ended November 30, 2022.

On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is currently August 31, 2023. No interest was paid on the May 2019 Debenture for the year ended November 30, 2022.

On November 15, 2019, the Company completed a private placement financing of the unsecured November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of proceeds for the November 2019 Debenture. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now August 31, 2023. No interest was paid on the November 2019 Debenture for the year ended November 30, 2022.

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

We expense R&D costs. For the years ended November 30, 2022, 2021 and 2020, R&D expense was $2,149,126, $2,661,875, and $3,517,018, respectively.

D. Trend Information

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic[i]	Diluted[i]
	$	$	$	$
November 30, 2022	46,660	(874,725)	(0.09)	(0.09)
August 31, 2022	19,068	(296,043)	(0.01)	(0.01)
May 31, 2022	-	(840,654)	(0.03)	(0.03)
February 28, 2022	-	(880,972)	(0.03)	(0.03)
November 30, 2021	-	(1,956,100)	(0.17)	(0.17)
August 31, 2021	-	(1,264,305)	(0.04)	(0.04)
May 31, 2021	93,427	(1,000,184)	(0.04)	(0.04)
February 28, 2021	-	(924,566)	(0.04)	(0.04)
November 30, 2020	299,442	(1,622,100)	(0.07)	(0.07)

(i) Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net(loss) income has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The higher net loss in the fourth quarter of 2022 is primarily attributed to higher R&D spending and an increase in interest expense partially offset by lower general, selling and administrative spending. The lower net loss in the third quarter of 2022 is primarily attributed to the significant decrease in the selling, general and administrative expenses. The lower net loss in the second quarter of 2022 is primarily attributed to the gain on the sale of equipment, offset by higher R&D spending and selling, general and administrative expenses. The lower net loss in the first quarter of 2022 is primarily attributed to slightly higher licensing revenue partially offset by higher accrued interest expense, higher general, selling, administrative spending. The higher net loss in the fourth quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense, as well as the expense related to the impairment of fixed assets. The higher net loss in the third quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense partially offset by lower general, selling and administrative spending. The higher net loss in the second quarter of 2021 is primarily attributed to higher general, selling, administrative spending partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the first quarter of 2021 is primarily attributed to lower R&D spending and lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2020 is primarily attributed to lower licensing revenue and higher R&D expenses and selling, general and administrative expenses. The higher net income in the third quarter of 2020 is primarily attributed to other income received pursuant to the Purdue stipulated dismissal agreement and lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2020 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses.

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

F. Tabular disclosure of contractual obligations

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Current operating lease obligations relate to the lease of the Company’s premises at 30 Worcester Road. On June 21, 2020, the Company entered into a lease surrender agreement and vacated the 22 Worcester Road Facility (which it also previously occupied) on June 30, 2020. On August 20, 2020, the Company extended its lease for the 30 Worcester Road Facility for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.The Company had a one year lease expiring November 30, 2022 and has exercised an option to renew for another year effective December 1, 2022.

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,764,692	-	-	-	-	3,764,692
Accrued liabilities	2,821,506	-	-	-	-	2,821,506
Employee costs payable	3,067,578	-	-	-	-	3,067,578
Operating lease liabiity	45,891	45,891	45,891	45,891	-	183,564
Convertible debentures (Note 7)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 7)	360,514	-	-	-	-	360,514
Total contractual obligations	11,860,181	45,891	45,891	45,891	-	11,997,854

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

From March 2006 until June 2013, Dr. Norman Betts served as a director of Starfield Resources Inc. (TSX: SRU) (“Starfield”). On August 22, 2013, Starfield was the subject of a cease trade order issued by the Ontario Securities Commission as a result of Starfield’s failure to file, inter alia, its audited annual financial statements, related management’s discussion and analysis and officer certifications for the year ended February 28, 2013. The order is still in effect. On April 18, 2013, Starfield’s shares were delisted from the TSX. On July 2, 2013, Starfield announced that it was deemed to have made an assignment in bankruptcy, effective at the close of business on June 28, 2013 for failure to file a proposal before the time for doing so had passed pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada). Starfield had previously filed a Notice of Intention to Make a Proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PriceWaterhouseCoopers Inc. (“PwC”) was appointed as the trustee (“Proposal Trustee”) in Starfield’s proposal proceedings. Pursuant to an Order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired at the end of the day on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake Project in early June 2013. However, in consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield was deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013. PwC acted as the trustee in bankruptcy for Starfield.

As of May 31, 2023, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 583,028 common shares, representing approximately 1.76% of the issued and outstanding common shares of the Company (and beneficially owned approximately 5,791,958 common shares representing 15.12% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 578,131 common shares, representing approximately 1.75% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,607,791 common shares representing 14.71% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under this “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares held by directors and officers of the Company and the Debentures held by Drs. Amina and Isa Odidi.).

Family Relationships

Except Drs. Isa Odidi and Amina Odidi who are spouses to each other, there are no other family relationships among any of our officers and directors.

B. Compensation

Compensation Discussion and Analysis

Background – We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. As of November 30, 2022, the Company had 11 full-time employees engaged in administration and research and development.

Compensation Governance – The Company’s Compensation Committee is comprised of three directors, Messrs. Graham, Madhani and Betts, each of whom is considered “independent” within the meaning of section 2.4 of Form 51-102F6 – Statement of Executive Compensation. Each member of the Compensation Committee has sufficient experience in order to make decisions on the suitability of the Company’s compensation policies and practices.

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

The Company had also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. These options expired on September 2020. The Company’s Option Plan was adopted effective October 22, 2009 as part of the IPC Arrangement Agreement approved by the shareholders of IPC Ltd., the predecessor company of the Company, at the meeting of shareholders held on October 19, 2009. Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased. Grants are determined based on individual and aggregate performance, as determined by the Board.

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

Executive Compensation

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the fiscal years ended November 30, 2022, November 30, 2021 and November 30, 2020 in respect of the Chief Executive Officer, the Chief Operating Officer, and the Chief Financial Officers (current acting and former) (“Named Executive Officers”). No other officers of the Company earned greater than C$150,000 in total compensation in the fiscal year ended November 30, 2022.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation (U.S.$)(f)
Name and principal position(a)	Year(b)	Salary (U.S.$)(1)(2)(c)	Share-based awards (U.S.$)(d)	Option-based awards (U.S.$) (e)	Annual incentive plans	Long-term incentive plans	Pension value (U.S.$)(g)	All other compensation (U.S.$)(3)(h)	Total compensation (U.S.$)(i)
Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientific Officer	2022 2021 2020	$334,616 $360,562 $348,628	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$13,325 $14,359 $13,883	$347,941 $374,921 $362,511
Dr. Amina Odidi, President, Chief Operating Officer, Co-Chief Scientific Officer and Acting Chief Financial Officer	2022 2021 2020	$334,616 $360,562 $348,628	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$13,325 $14,359 $13,883	$347,941 $374,921 $362,511
Dr. Patrick Yat Vice-President, Chemistry and Analytical Services	2022 2021 2020	$111,045 $47,874 $98,341	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$8,884 $9,572 $9,256	$119,929 $57,446 $107,597
Greg Powell, Former Chief Financial Officer (4)	2020	$73,926	N/A	N/A	N/A	N/A	N/A	$5,013	$78,939

Notes:

(1)

Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars. All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.7403 to C$1.00 (2021 - $0.7979; 2020- U.S.$ 0.7713) being the average closing exchange rate quoted by the Bank of Canada for the respective periods. Salary includes all amounts paid or payable to the Named Executive Officer.

(2)

As at November 30, 2022, compensation in the amounts of $1,021,197, $1,054,510 and $106,881 (including all other compensation) were payable to Dr. Isa, Dr. Amina Odidi and Dr. Patrick Yat, respectively.

(3)	“All other compensation” includes car allowances and other miscellaneous benefits.

(4)	Mr. Powell served as the Company’s Chief Financial Officer from February 11, 2019 until his resignation effective on March 4, 2020.

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

	Option-based Awards				Share-based Awards
Name(a)	Number of securities underlying unexercised options (#)(b)	Option exercise price (C$)(c)	Option expiration date(d)	Value of unexercised in-the-money options (C$)(e)(2)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested (C$)(g)
Dr. Isa Odidi	500,000	0.35	Mar. 20, 2029	N/A	N/A	N/A

Dr. Amina Odidi	500,000	0.35	Mar. 20, 2029	N/A	N/A	N/A

Dr. Patrick Yat	40,000	0.35	Mar. 20, 2029	N/A	N/A	N/A

Notes:

(1)

The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and OTCQB for US$ exercise prices on November 30, 2022 (C$0.10 and US$0.07, respectively) and multiplying the result by the number of common shares underlying an option.

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

Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms. As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed fiscal year, it is estimated that an amount of up to approximately C$1.3 million would be payable to each of the Odidis, which is the amount that would have been payable through to September 30, 2025, at each of the Odidis’ current annual base salary level. Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2025, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2025. Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board. There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

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

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c)(1)	(d)	(e)	(f)	(g)	(h)
Bahadur Madhani	C$47,000	N/A	N/A	N/A	N/A	N/A	C$47,000
Shawn Graham	C$42,000	N/A	N/A	N/A	N/A	N/A	C$42,000
Norman Betts	C$42,000	N/A	N/A	N/A	N/A	N/A	C$42,000

Notes:

(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Bahadur Madhani	60,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A
Shawn Graham	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A
Norman Betts	40,000	C$0.35	Mar. 20, 2029	N/A	N/A	N/A

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

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $1,000,000 subject to a deductible loss payable by the Company of $1,500,000 (for securities claims) or $1,000,000 (for other claims). The premium payable by the Company for the period from November 30, 2022 to November 30, 2023 is $86,400.

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

Under the SEC rules implementing SOX, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Mr. Madhani qualifies as an audit committee financial expert under the applicable SEC rules.

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

The list of pre-approved services includes:

Audit Services

Audits of the Company’s consolidated financial statements;

Statutory audits of the financial statements of the Company’s subsidiaries;

Audit-Related Services

Reviews of the quarterly consolidated financial statements of the Company;

Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

Special attest services as required by regulatory and statutory requirements;

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

Presentations or training on accounting or regulatory pronouncements;

Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions;

Tax Services

Compliance Services

Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company;

Assistance in responding to Canada Revenue Agency or IRS on proposed reassessments and other matters;

Canadian & International Planning Services

Advice with respect to cross-border/transfer pricing tax issues;

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

Assistance and advising on routine planning matters;

Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest;

Commodity Tax Services

Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;

Commodity tax advice and compliance assistance with business reorganizations;

Advice and assistance with respect to government audits/assessments;

Advice with respect to other provincial tax filings and assessments;

Assistance with interpretations or rulings;

All Other Services

Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

The list of prohibited services includes:

Bookkeeping or other services related to the preparation of accounting records or financial statements;

Financial information systems design and implementation;

Appraisal or valuation services for financial reporting purposes;

Actuarial services for items recorded in the financial statements;

Internal audit outsourcing services;

Management functions;

Human resources;

Certain corporate finance and other services;

Legal services;

Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held 4 meetings during the period from December 1, 2021 to November 30, 2022.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2022 for filing with the Canadian provincial securities commissions and the SEC.

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

D. Employees

The number of full-time employees as of the end of each of last three fiscal years is as follows:

	November 30, 2022	November 30, 2021	November 30, 2020
Research Employees	9	9	11
Administrative Employees	2	2	2

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

E. Share Ownership

The following table states the names of the directors and officers of the Company (current and during the last fiscal year), the positions within the Company now held by them, and the approximate number of common shares of the Company beneficially owned or over which control or direction is exercised by each of them as of June 13, 2023.

Name	Position with the Company	Number of Common Shares Owned		Percentage of Common Shares Owned	Number of Stock Options Held(2)	Exercise Price	Option Expiry dd/mm/yyyy	Number of Currently Exercisable Options(4)	Number of Common Shares Issuable on Conversion of Convertible Debt(3)	Number of DSU Held	Number of RSU Held
Dr. Isa Odidi	Chief Executive Officer and Chairman of the Board and Director of the Company	578,131	(1)	1.75%	500,000	C$0.35	20/03/2029	500,000	1,779,661 166,666 2,083,333	N/A	N/A
Dr. Amina Odidi	President, Chief Operating Officer and Director of the Company(5)	578,131	(1)	1.75%	500,000	C$0.35	20/03/2029	500,000	1,779,661 166,666 2,083,333	N/A	N/A
Bahadur Madhani	Director of the Company	750		0.002%	60,000	C$0.35	20/03/2029	60,000	N/A	N/A	N/A
Shawn Graham	Director of the Company	1,430		0.004%	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Norman Betts	Director of the Company	Nil		Nil	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Dr. Patrick Yat	Vice-President, Chemistry and Analytical Services	2,717		0.01%	40,000	C$0.35	20/03/2029	40,000	N/A	N/A	N/A
Totals		583,028		1.76%	1,180,000			1,180,000	4,029,660	N/A	N/A

Notes:

(1)

578,131 represents the number of shares owned of record by Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi. In addition, 500,000 stock options are held by each of Dr. Isa Odidi and Dr. Amina Odidi.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

(3)

On January 10, 2013, the Company completed a private placement financing of a convertible debenture in the original principal amount of $1.5 million (the “2013 Debenture”), which was originally due to mature January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company, and was convertible at any time into 50,000 common shares at a conversion price of US$30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, shareholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the 2013 Debenture. The maturity date of the 2013 Debenture was changed several times from the original maturity date. A principal repayment of $150,000 was made on April 1, 2017. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. After giving effect to such partial repayments, the 2013 Debenture was convertible at any time into 35,000 common shares at a conversion price of $30.00 per common share at the option of the holder. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. The maturity date for the May 2019 Debenture has been extended from time to time and the current maturity date is August 31, 2023. On September 10, 2018, the Company completed the 2018 Debenture financing in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020, and it is now due to mature on August 31, 2023. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa Odidi and Amina Odidi provided us with the original $500,000 of the proceeds for the 2018 Debenture. On November 15, 2019, the Company issued to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into 2,083,333 common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now August 31, 2023.

(4)	Includes options exercisable within 60 days of the date of this filing.

(5)	Dr. Amina Odidi has been Acting CFO since March 4, 2020.

As of May 31, 2023, the directors and executive officers of the Company as a group owned, directly or indirectly, or exercised control or direction over 578,131 common shares, representing approximately 1.7% of the issued common shares of the Company (and beneficially owned approximately 5,791,958 common shares representing 15.12% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof).

The Company has in place the Option Plan for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (see below under “Employee Stock Option Plan”). Certain Named Executive Officers have been issued options under such plan. The Company had also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for Company drugs, such that 27,639 options vest in connection with each of the FDA filings for the first five Company drugs and 27,639 options vest in connection with each of the FDA approvals for the first five Company drugs. These options expired in September 2020. No other performance-based options have been granted to any other Named Executive Officer.

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

not adversely alter or impair any option previously granted;

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

changes amending or modifying any mechanics for exercising an option;

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

amendments changing the eligible participants of the Option Plan; and

amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.

A total of 1,309,000 options to purchase common shares have been issued, representing 3.96% of the shares issued and outstanding as of June 13, 2023. As of June 13, 2023,17,200 options have been exercised under the Plan since inception.

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

The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 33,000 common shares of the Company representing approximately 0.14% of the issued and outstanding common shares of the Company as of June 13, 2023

A separate notional account will be maintained for each participant under the RSU Plan. Each such account will be credited with RSUs awarded to the participant from time to time by way of a bookkeeping entry in the books of the Company. On the vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled.

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

The 33,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 0.09% of the Company’s common shares issued and outstanding as at June 13, 2023. No RSUs have been issued and none are outstanding as of June 13, 2022.

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

The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 11,000 common shares of the Company, representing approximately 0.03% of the total number of issued and outstanding common shares as of May 31, 2023.

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

The 11,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.03% of the Company’s common shares issued and outstanding as at June 13, 2023. A total of nil DSUs have been issued, representing common share rights that comprise 0% of the common shares issued and outstanding as at June 13, 2023.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

We completed a registered direct offering in October 2017, registered direct offerings in March 2018 and an underwritten public offering completed in October 2018 all of which resulted in a significant change in the percentage ownership of our then-principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi (a decrease to approximately 14.3%) of our then-issued and outstanding common shares of the Company (subsequent to the offering) (See “Prior Sales”). As of May 31, 2023, Drs. Amina and Isa Odidi and Odidi Holdings Inc. own in the aggregate directly and indirectly 578,131 common shares, representing approximately 1.7% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 5,029,660 common shares representing 15.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the Debentures that are exercisable or convertible within 60 days of the date hereof). (Reference is made to the section entitled “E. Share Ownership” under “Item 6. Directors, Senior Management and Employees” for additional information regarding the options to purchase common shares and the Debentures held by Drs. Amina and Isa Odidi.) Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that they were each the beneficial owner of 575,099, representing less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 15, 2022, reported that Armistice was the beneficial owner of 3,672,877, representing approximately 9.99% of the Company’s common shares at the time. The most recent Schedule 13G filed February 14, 2023 reported that Armistice was the beneficial owner of 3,672,877 common shares, representing approximately 9.99% of the Company’ common shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571, representing approximately 3.33% of the Company’s common shares.

 There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

No holder of common shares has different voting rights from any other holders of common shares.

As at December 31, 2022 there were a total of 346 registered holders of record of our common shares, of which 245 holders were registered with addresses in Canada holding in the aggregate approximately 2% of our 33,092,665 outstanding common shares, 47 holders were registered with addresses in the United States holding in the aggregate approximately 69% of our 33,092,665 outstanding common shares, and 54 holders were registered with addresses in other nations holding in the aggregate 28% of our  outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names”.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now August 31, 2023. No interest was paid on the May 2019 Debenture for the year ended November 30, 2022.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). The 2018 Debenture bears interest at a rate of 10% per annum, is payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The original maturity date for the 2018 Debenture was September 1, 2020.Effective September 1, 2020, the maturity date for the 2018 Debenture was extended to November 30, 2020.Effective November 30, 2020, the maturity date for the 2018 Debenture was extended to August 31, 2023. No interest was paid on the 2018 Debenture for the year ended November 30, 2022. The net proceeds of the 2018 Debenture were used for working capital and general corporate purposes.

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

On November 15, 2019, the Company issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the “November 2019 Debenture”). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, and was scheduled to mature on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now August 31, 2023. No interest was paid on the November 2019 Debenture for the year ended November 30, 2022. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer, Co-Chief Scientific Officer and acting Chief Financial Officer.

To the Company’s knowledge, Armistice, previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright; and (iii) the underwritten public offering completed in October 2018. Armistice reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares. A subsequent Schedule 13G filed with the SEC on February 15, 2022, reported that Armistice was the beneficial owner of 3,672,877, representing approximately 9.99% of the Company’s common shares at the time. The most recent Schedule 13G filed February 14, 2023 reported that Armistice was the beneficial owner of 3,672,877 common shares, representing approximately 9.99% of the Company’ common shares. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571 common shares of the Company, representing approximately 3.33% of the Company’s common shares at the time.

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

Legal Proceedings and Regulatory Actions

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2022, and continuing as at June 13, 2023, we are not aware of any pending or threatened material litigation claims against us, other than as described below.

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

On or about August 9, 2022, a service provider brought to the Company’s attention a Motion Record to seek judgement with respect to amounts owed it by the Company for the principal amount owed, plus pre-judgment interest and costs. We found out then, that a statement of claim dated May 3, 2021 was delivered to the Company’s premises.  The Company did not respond to the claim because it was inadvertently never brought to the attention of management, as a result the Company was noted in default in May 31, 2021. The Company was not aware of the claim and the default before August 9, 2022. The Company has signed a consent which allows the other party to obtain judgement from a court and take steps to enforce judgement if we default on certain conditions.

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

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2022 and as of June 13, 2023, there were 33,092,665 common shares (November 30, 2021 – 33,092,665; November 30, 2020 – 22,085,856) and no preference shares issued and outstanding.

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

Warrants

At November 30, 2022, an aggregate of 21,160,314 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.76 per common share. As at June 13, 2023, an aggregate of 21,160,314 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $0.76 per common share.

Options

At November 30, 2022, an aggregate 1,309,000 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $0.35 per common share and up to 2,000,267 additional common shares were reserved for issuance under our Option Plan.

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 0 - 1.00	1,309,000	0.35	6.27	0.27	1,309,000	0.35	0.27

	1,309,000	0.35	0.27		1,309,000	0.35	0.27

As of June 13,, 2023, there were 1,309,000 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $0.35 per common share. As at June 13, 2023, up to 2,000,267 additional common shares were reserved for issuance under our Option Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share.  Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now August 31, 2023.

On September 10, 2018, the Company completed the 2018 Debenture financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was September 1, 2020; it has been extended from time to time and the maturity date for the 2018 Debenture is now August 31, 2023.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now August 31,2 2023.

Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2018 Debenture, the May 2019 Debenture and the November 2019 Debenture.

Deferred Share Units

At November 30, 2022, there were no DSUs issued and outstanding. From November 30, 2022 to June 13, 2023, no DSUs were issued.

Restricted Share Units

At November 30, 2022, there were no restricted share units (“RSUs”) issued and outstanding. From November 30, 2022 to the date of this report, no RSUs were issued. At June 13, 2023, 33,000 RSUs are reserved for issuance under our RSU Plan.

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

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now August 31, 2023.

On September 10, 2018, the Company issued the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was originally September 1, 2020. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date for the 2018 Debenture is now August 31, 2023.

On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, the November 2019 Debenture. The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into common shares at a conversion price equal to U.S. $0.12 per common share. Up to an aggregate of 2,083,333 common shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, matures on December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now August 31, 2023.

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

During the 12-month period ended November 30, 2022, no warrants (including Pre-Funded Warrants) to purchase common shares were exercised.

During the 12-month period ended November 30, 2022, no options were granted, and no options were exercised.

During the 12-month period ended November 30, 2022, no DSUs were granted, and no DSUs were exercised.

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

In January 2013, the Company completed the private placement financing of the 2013 Debenture, an unsecured debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. As a result of a refinancing transaction, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000. The May 2019 Debenture bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The original maturity of the May 2019 Debenture was November 1, 2019. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now August 31, 2023. No interest was paid on the May 2019 Debenture for the year ended November 30, 2022.

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

On September 10, 2018, the Company issued the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture was originally September 1, 2020. The maturity date has been extended from time to time and the maturity date is now August 31, 2023. No interest was paid on the May 2019 Debenture for the year ended November 30, 2022.

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

On November 15, 2019 the Company issued the November 2019 Debenture. The November 2019 Debenture is an unsecured convertible debenture in the principal amount of $250,000, bears interest at a rate of 12% per annum and is convertible into 2,083,333 common shares of the Company, at a conversion price of $0.12 per common share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The original maturity of the November 2019 Debenture was December 31, 2019. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date is now August 31, 2023. No interest was paid on the May 2019 Debenture for the year ended November 30, 2022.

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

On August 20, 2020, The Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.Effective December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) for one year with an option to renew for another yea, which option was exercised for a one year lease effective December 1, 2022 . The basic rent is $237,500 per year.

In August 2022 the Company entered into a license and supply agreement with Taro Pharmaceuticals Inc. (“Taro”), by which the Company has granted Taro an exclusive license to market, sell and distribute in Canada, Desvenlafaxine Extended-release Tablets in the 50 mg and 100 mg strengths (the “licensed product”) approved for sale in the Canadian market by the Pharmaceutical Drugs Directory (PDD) of Health Canada.

In October 2022, the Company issued an unsecured, 10% annual interest bearing promissory note, with a fixed repayment term of 6 months, in the amount of US$200,000 to Actimus Bio. The proceeds from such notes were used for working capital and general corporate purposes. Effective April 6, 2023, the promissory note was further extended to October 6, 2023.

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

We believe that we were not a PFIC during our 2022 taxable year and are unlikely to be a PFIC during our 2023 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict the composition of our future income and assets and the nature of our future activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. Absent one of the elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder’s share of our income for such year will continue to be subject to the regime described below, regardless of whether we cease to meet the PFIC tests in one or more subsequent years.

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2022	2021
	$	$
Accounts receivable	602	-
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	602	-

Not past due	602	-
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	602	-

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2022, three customers accounted for all the revenues and one customer accounted for all the accounts receivable of the Company recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheet as at November 30, 2022.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Foreign exchange risk

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2022. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2022:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,764,692	-	-	-	-	3,764,692
Accrued liabilities	2,821,506	-	-	-	-	2,821,506
Employee costs payable	3,067,578	-	-	-	-	3,067,578
Operating lease liabiity	45,891	45,891	45,891	45,891	-	183,564
Convertible debentures (Note 7)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 7)	360,514	-	-	-	-	360,514
Total contractual obligations	11,860,181	45,891	45,891	45,891	-	11,997,854

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2022, and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2022.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk.  We currently expect the transition to this new framework to continue through fiscal 2023. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2022. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2022.

Changes in Internal Control over Financial Reporting

During the year ended November 30, 2022, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

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

See also Item 6.A.

Item 16B. Code of Ethics.

The Code of Business Conduct and Ethics (the “Code of Ethics”) has been implemented and it applies to all directors, officers, employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com. During the year ended November 30, 2022, no waivers or requests for exemptions from the Code of Ethics were either requested or granted.

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

The following table summarizes the total fees paid or accrued by the Company for audit and other services provided by MNP, the Company’s external auditor since July 27, 2016, in relation to the fiscal year ended November 30, 2022 and 2021:

	2022	2021
Audit Fees(1)	C$132,000	C$128,400
Audit-Related Fees(2)	C$64,200	C$101,650
Tax Fees(3)	C$-	C$2,782
All Other Fees(4)	-	-
Total Fees	C$196,200	C$232,832

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.

(2)	Audit-related fees consist of consultation on accounting and disclosure matters and reviews of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.

(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

(4)	All other fees related to internal control reviews.

Under applicable Canadian securities regulations, the Company is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee’s responsibility is to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. For each of the years ended November 30, 2022 and 2021, all of the non-audit services provided by the Company’s external auditor were approved by the Chairman of the Audit Committee.

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

Item 18. Financial Statements.

Consolidated financial statements of

Intellipharmaceutics

International Inc.

November 30, 2022, 2021 and 2020

Intellipharmaceutics International Inc.

November 30, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. (the Company) as of November 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended November 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Going Concern

Critical Audit Matter Description

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency as at November 30, 2022 that raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is ultimately dependent on its product candidates receiving approval from the Food and Drug Administration, Health Canada and the regulatory authorities of other countries in which its products are proposed to be sold and whether it is able to successfully market the approved products. Management intends to continue to fund its business by way of licensing agreements, cost savings, equity and debt financing and new strategic partnership agreements. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

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

•         We evaluated the reasonableness of the underlying assumptions included in the forecasted cash flows used by management in their business plan considering the Company’s current and past performance, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit; and

•         We assessed the adequacy of the going concern disclosures included in Note 1 of the consolidated financial statements and considered if these are appropriate to reflect the assessments that management has performed.

Signed: MNP LLP
Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2016.

Toronto, Canada

June 05, 2023

Intellipharmaceutics International Inc.
Consolidated balance sheets
(Stated in U.S. dollars)
	November 30,	November 30,
	2022	2021
	$	$
Assets
Current
Cash	83,722	771,945
Trade and other receivables, net	602	-
Investment tax credits	268,179	268,179
Prepaid expenses and other assets (Note 5)	140,008	62,192
	492,511	1,102,316

Property and equipment, net (Note 6)	788,050	994,109
Right-of-use asset (Note 10)	151,471	-
	1,432,032	2,096,425

Liabilities
Current
Accounts payable	3,764,692	3,779,550
Accrued liabilities (Note 7)	2,821,506	2,272,610
Employee costs payable (Note 9)	3,067,578	2,263,944
Operating lease liability (Note 10)	165,441	-
Income tax payable (Note 16)	29,036	18,178
Promissory notes payable (Note 8)	360,514	165,878
Convertible debentures (Note 8)	1,800,000	1,751,483
	12,008,767	10,251,643

Shareholders' deficiency
Capital stock (Note 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
33,092,665 common shares	49,175,630	49,175,630
(November 30, 2020 - 23,678,105)
Additional paid-in capital	45,097,313	44,626,436
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(105,134,099)	(102,241,705)
	(10,576,735)	(8,155,218)
Contingencies (Note 17)
	1,432,032	2,096,425
Going Concern (Note 1)

On behalf of the Board:

/s/ Dr. Isa Oidid	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss
For the years ended November 30, 2022, 2021 and 2020
(Stated in U.S. dollars)

	2022	2021	2020
	$	$	$
Revenue
Licensing (Note 3)	29,682	-	1,401,517
Up-front fees (Note 3)	19,068	-	-
Other Services	16,978	-	-
	65,728	-	1,401,517

Expenses
Research and development	2,149,126	2,661,875	3,517,018
Selling, general and administrative	561,050	1,249,676	2,147,432
Depreciation (Note 6)	206,059	261,525	415,375
	2,916,235	4,173,076	6,079,825

Loss from operations	(2,850,507)	(4,173,076)	(4,678,308)

Net foreign exchange gain (loss)	210,634	(22,465)	(168,568)
Interest expense	(291,619)	(549,299)	(969,653)
Gain on settlement	-	-	2,500,000
Gain (loss) on disposal of property and equipment	44,435	-	(41,603)
Impairment of fixed asset (Note 6)	-	(514,502)	-
Net loss before income taxes	(2,887,057)	(5,259,342)	(3,358,132)

Provision for income taxes (Note 16)
Current tax expense / (recovery)	10,858	(20,333)	32,833
Deferred tax recovery	(5,521)	(93,854)	-
Net loss and comprehensive loss	(2,892,394)	(5,145,155)	(3,390,965)

Loss per common share, basic and diluted	(0.09)	(0.17)	(0.14)

Weighted average number of common
shares outstanding, basic and diluted	33,092,665	29,430,014	23,561,949

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
For the years ended November 30, 2022, 2021 and 2020
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 12)	-	-	71,645	-	-	71,645
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 15)	1,592,249	583,180	(583,180
Beneficial conversion feature related to Debentures (Note 8)			697,952			697,952
Net loss	-	-	-	-	(3,390,965)	(3,390,965)
Balance, November 30, 2020	23,678,105	46,144,402	44,354,138	284,421	(97,096,550)	(6,313,589)
Stock options to employees (Note 12)	-	-	11,985	-	-	11,985
Proceeds from private placemtn financing (Note 11)	9,414,560	3,069,448	-	-	-	3,069,448
Cost of private placement financing (Note 11)		(38,220)	-	-	-	(38,220)
Beneficial conversion feature related to Debentures (Note 8)			354,167			354,167
Deferred tax expense related to beneficial conversion feature (Note 16)			(93,854			(93,854
Net loss	-	-	-	-	(5,145,155)	(5,145,155)
Balance, November 30, 2021	33,092,665	49,175,630	44,626,436	284,421	(102,241,705)	(8,155,218)
Beneficial conversion feature related to Debentures (Note 8)			20,833			20,833
Deferred tax expense related to beneficial conversion feature (Note 16)			(5,521			(5,521
Proceeds from sale of equipment (Note 6)	-	-	455,565	-	-	455,565
Net loss	-	-	-	-	(2,892,394)	(2,892,394)
Balance, November 30, 2022	33,092,665	49,175,630	45,097,313	284,421	(105,134,099)	(10,576,735)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
For the years ended November 30, 2022, 2021 and 2020
(Stated in U.S. dollars)
	2022	2021	2020
	$	$	$
Net loss	(2,892,394)	(5,145,155)	(3,390,965)
Items not affecting cash
Depreciation (Note 6)	206,059	261,525	415,375
Stock-based compensation (Note 12)	-	11,985	71,645
Accreted interest on convertible debentures (Note 8)	69,351	313,865	744,930
Deferred income tax recovery (Note 16)	(5,521)	(93,854)	-
Write-down of inventory	-	112,672	236,459
Write-down of investment tax credits	-	-	233,377
(Gain) loss on disposal of property and equipment	(44,435)	-	41,603
Non-cash lease expense	14,366	138,051	19,855
Write down on impaired fixed assets (Note 6)	-	514,502	-
Unrealized foreign exchange (gain) loss	(5,761)	1,995	62,658

Change in non-cash operating assets & liabilities
Accounts receivable	(602)	566,384	(389,182)
Investment tax credits	-	213,956	60,244
Prepaid expenses, sundry and other assets	(77,816)	53,558	40,866
Accounts payable, accrued liabilities and employee costs payable	1,337,672	609,520	1,932,410
Income tax payable	10,858	(20,333)	32,833
Cash flows (used in) provided from operating activities	(1,388,223)	(2,461,329)	112,108

Financing activities
Proceeds from promissory notes payable (Note 8)	200,000	-	-
Proceeds from private placement (Note 11)	-	3,069,448	-
Share issuance cost (Note 11)	-	(38,220)	-
Cash flows provided from financing activities	200,000	3,031,228	-

Investing activity
Sale of property and equipment (Note 6)	500,000	-	29,191
Purchase of property and equipment (Note 6)	-	-	(3,875)
Cash flows provided from investing activities	500,000	-	25,316

(Decrease) increase in cash	(688,223)	569,899	137,424
Cash, beginning of year	771,945	202,046	64,622
Cash, end of year	83,722	771,945	202,046

Supplemental cash flow information
Interest paid	-	-	-
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

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

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $2,892,394 for the year ended November 30, 2022 (2021 – $5,145,155; 2020 – $3,390,965) and has an accumulated deficit of $105,134,099 as at November 30, 2022 (November 30, 2021 - $102,241,705). The Company has a working capital deficiency of $11,516,252 as atNovember 30, 2022 (November 30, 2021–working capital deficiency of $9,149,327). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

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

2. Basis of presentation

(a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp., and Vasogen Corp.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

2. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change was applied retroactively.

These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2021.

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

Areas where significant judgment is involved in making estimates are the determination of the functional currency; the fair values of financial assets and liabilities, valuation of convertible debt; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effects of the Covid-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital,postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

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

As at November 30, 2022 and 2021, the Company had no cash equivalents.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

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

(g) Warrants

The Company previously issued warrants as described in Notes 11 and 15. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. The Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

3. Significant accounting policies (continued)

(g) Warrants (continued)

prospective equity classification in ASC Topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

(h) Revenue recognition

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

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC Topic 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

3. Significant accounting policies (continued)

(i) Revenue recognition (continued)

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. As of November 30, 2022, the Company has recorded a deferred revenue balance of $Nil (November 30, 2021 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

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

The Company accounts for income taxes in accordance with ASC Subtopic 740-10 Income Taxes - Overall. This ASC Subtopic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC Subtopic 740-10 are described in Note 16.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

3. Significant accounting policies (continued)

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

The Company estimates forfeitures at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 12 provides supplemental disclosure of the Company's stock options.

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

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2022, 2021, and 2020, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for each of the years ended November 30, 2022, 2021 and 2020 and the effect would be anti-dilutive.

(q)Comprehensive loss

The Company follows ASC Topic 220 Income Statement – Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

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

4. Trade and other receivables

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Trade and other receivables are carried on the consolidated balance sheets net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2022, the Company has a trade and other receivables balance of $602 (2021 - $Nil) and an allowance for doubtful accounts of $Nil (2021 - $Nil). Risks and uncertainties and credit quality information related to trade and other receivables have been disclosed in Note 18.

5.Prepaids expenses and other assets

	November 30, 2022	November 30, 2021
HST Receivable	120,602	48,155
Professional Fees	7,403	-
Other	12,003	14,037
	140,008	62,192

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

6. Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2020	631,334	156,059	172,498	5,576,359	1,441,452	7,977,702
Impairment of asset	-	-	-	(514,502)	-	(514,502)
Balance at November 30, 2021	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Balance at November 30, 2022	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Accumulated depreciation
Balance at November 30, 2020	536,697	152,942	145,614	3,930,860	1,441,452	6,207,565
Depreciation	28,391	1,558	5,377	226,200	-	261,526
Balance at November 30, 2021	565,088	154,500	150,991	4,157,060	1,441,452	6,469,091
Depreciation	19,874	925	4,301	180,959	-	206,059
Balance at November 30, 2022	584,962	155,425	155,292	4,338,019	1,441,452	6,675,150

Net book value at:
November 30, 2021	66,246	1,559	21,507	904,797	-	994,109
November 30, 2022	46,372	634	17,206	723,838	-	788,050

During the year ended November 30, 2022, the Company sold equipment that were not in use for the amount of $500,000 and recognized a gain on sale of that equipment in the amount of $44,435, and the remainder allocated to additional paid in capital as a capital contribution. This equipment was sold to a related Company, which is controlled by a shareholder of the Company.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. During the year ended November 30, 2022, the Company recorded a write-down of long-lived assets of $Nil (2021 - $514,502).

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

7. Accrued liabilities

	November 30,	November 30,
	2022	2021
	$	$
Professional fees	120,308	106,417
Board of Directors fees	276,178	189,220
Litigation settlement fee (Note 17)	-	400,000
Interest	678,216	472,357
Federal Drug Administration fees	1,500,940	914,277
Other	245,864	190,339
	2,821,506	2,272,610

8. Convertible debentures and promissory notes payable

(a) Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2022	2021

Convertible debenture payable to two directors and officers of the Company, unsecured, 10% annual interest rate, payable monthly (“2018 Debenture”)	$500,000	$500,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“November 2019 Debenture”)	250,000	201,483
	$1,800,000	$1,751,483

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

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the 2018 Debenture was further extended to August 31, 2023.

Effective May 31, 2022, the maturity date for the May 2019 Debenture was further extended to November 30, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

8. Convertible debentures and promissory notes payable

(a) Convertible debentures (continued)

the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the May 2019 Debenture was further extended to August 31, 2023.

Effective May 31, 2022, the maturity date for the November 2019 Debenture was further extended to November 30, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the November 2019 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the November 2019 Debenture was further extended to August 31, 2023.

(b) Promissory notes payable

	November 30,	November 30,
	2022	2021
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	157,437	165,878

Promissory notes payable to third party
unsecured, 10% annual interest
rate on the outstanding loan balance	203,077	-

	360,514	165,878

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

In October 2023, the Company issued an unsecured, 10% annual interest bearing promissory note, with a 6 month fixed repayment term, in the amount of US$200,000.

9.Employee costs payable

As at November 30, 2022, the Company had $3,067,578 (2021 - $2,263,944) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

10.Lease

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

10.Lease (continued)

The gross amounts of assets and liabilities related to operating leases were as follows:

November 30, 2022

Assets:
Operating lease right-of-use asset	$151,471

Liabilities:
Current:
Operating lease liability	$165,441

Total lease liability	$165,441

Operating lease costs, net of Canada Emergency Rent Subsidy (CERS) received, amounted to $115,784 for the year ended November 30, 2021 respectively and have been recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

For the year ended November 30, 2022, lease payments of $169,072 (2021 - $169,552) were paid in relation to the operating lease liability. For the year ended November 30, 2021, these payments have been offset by $34,709 received as part of the CERS COVID-19 relief program for net cash lease payments of $134,843.

Lease terms and discount rates are as follows:

November 30, 2022

Remaining lease term (months)	12
Estimated incremental borrowing rate	11.4%

The approximate future minimum lease payments for the operating lease as at November 30, 2022 were as follows:

November 30, 2022
Lease payments from December 1, 2022 - November 30, 2023	$175,821
Less imputed interest (December 1, 2022 - November)	10,380
Present value of lease liabilities	$165,441

11. Capital stock

Authorized, issued and outstanding

(a) The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2022, the Company had 33,092,665 (November 30, 2021 – 33,092,665) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2021 – 578,131) common shares or approximately 1.7% (November 30, 2021 – 1.7%) of the issued and outstanding common shares of the Company as at November 30, 2022.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

11. Capital stock

Authorized, issued and outstanding

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

(b) In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 common shares at a price of CAD$0.41 per Common Share. The Company recorded $3,069,448 44as the value of common shares under Capital stock in 3. The direct costs related to the issuance of the common shares were $38,220. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

12. Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,309,267 based on the number of issued and outstanding common shares as at November 30, 2021. As at November 30, 2022, 1,309,000 options are outstanding and there were2,000,267 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In the year ended November 30, 2022, Nil (2021 – Nil; 2020 - Nil) stock options were granted to management and other employees and Nil (2021 – Nil; 2020 - Nil) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC Topic 718. Compensation—Stock Compensation Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s own volatility for options that have an expected life of less than ten years. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option.

The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

12. Options (continued)

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2022			November 30, 2021			November 30, 2020
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding,
beginning of year	1,489,500	2.40	1.80	1,697,638	2.92	1.99	2,353,829	8.35	4.30
Granted	-	-	-	-	-	-	-	-	-
Cancelled	-	-	-	(156,572)	1.05	0.57	(101,182)	1.53	0.78
Forfeiture	-	-	-	(6,666)	0.35	0.22	(225,315)	0.35	0.22
Expired	(180,500)	17.16	12.81	(44,900)	27.60	13.74	(329,694)	42.84	19.68
Balance,
end of year	1,309,000	0.35	0.27	1,489,500	2.40	1.80	1,697,638	2.92	1.99

Options
exercisable,
end of year	1,309,000	0.35	0.27	1,489,500	2.40	1.80	1,231,309	3.90	2.64

As of November 30, 2022, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows in Canadian dollars (“C$”):

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$	$	$	$	$	$	$	$
Under 0 - 1.00	1,309,000	0.35	6.27	0.27	1,309,000	0.35	0.27

	1,309,000	0.35	0.27		1,309,000	0.35	0.27

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2022 is $Nil (2021- $Nil; 2020 - $Nil).

For the year ended November 30, 2022, 2021 and 2020, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2022	2021	2020
		$	$
Research and development	-	9,719	60,446
Selling, general and administrative	-	2,266	11,199
	-	11,985	71,645

The Company has estimated its stock option forfeitures to be approximately 4% for year ended November 30, 2022 (2021–4%; 2020 – 4%).

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

13. Deferred share units

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

During the year ended November 30, 2021 and 2020, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at November 30, 2022, Nil (2021 – Nil; 2020 – Nil) DSUs were outstanding and 11,000 (2021 – 11,000; 2020–11,000) DSUs were available for grant under the DSU Plan.

During the year ended November 30, 2022, Nil (2021 – Nil; 2020 – Nil) DSU’s were exercised and the Company recorded a charge of $Nil (2021 – $Nil; 2020 – $Nil) from Additional paid-in capital to common shares under Capital stock.

14.Restricted share units

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

15. Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480.Topic 480 Distinguishing Liabilities from Equity. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

The following table provides information on the 21,160,314 warrants, including 2018 Firm Warrants, outstanding and exercisable as of November 30, 2022:

	Exercise	Number		Shares issuable
Warrant	price ($)	outstanding	Expiry	upon exercise

2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,160,314		21,160,314

During the years ended November 30, 2022 and 2021, there were no cash exercises in respect of warrants and no cashless exercise of warrants, resulting in the issuance of Nil common shares, respectively.

Details of warrant transactions for the years ended November 30, 2022 and 2021 are as follows:

	Outstanding, December 1, 2021	Issued	Expired	Exercised	Outstanding, November 30, 2022
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	21,160,314	-	-	-	21,160,314

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

15. Warrants (continued)

	Outstanding, December 1, 2020	Issued	Expired	Exercised	Outstanding, November 30, 2021
June 2016 Warrants	277,478	-	(277,478)	-	-
March 2018 Warrants	441,666	-	(441,666)	-	-
March 2018 Placement
Agent Warrants	44,166	-	(44,166)	-	-
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	21,923,624	-	(763,310)	-	21,160,314

16. Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2022	2021	2020
	%	%	%
Statutory income tax rate	26.5	26.5	26.5
	$	$	$

Statutory income tax recovery	(765,070)	(1,393,726)	(889,905)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	(41,921)	53,470	47,287
Change in valuation allowance	815,181	540,925	843,877
Financing costs booked to equity	-	(10,128)	-
Difference in foreign tax rates	(2,844)	(98)	-
Tax loss expired and other	(9)	695,370	(9,069)
Global intangible low-taxed income (GILTI)	-	-	40,643
Income tax expense (recovery)	5,337	(114,187)	-

The Company's income tax expense (recovery) is allocated as follows:

Current tax expense	10,858	(20,333)	32,833
Deferred tax recovery	(5,521)	(93,854)	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances

Significant temporary differences and carry-forwards are as follows:

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

16. Income taxes (continued)

	November 30,	November 30,
	2022	2021
	$	$
Deferred tax assets
Non-capital loss carry-forwards	16,560,810	16,323,553
Book and tax basis differences
on assets and liabilities	1,582,397	1,527,791
Other	2,120,034	1,509,122
Investment tax credit	2,850,496	2,850,496
Undeducted research and
development expenditures	4,227,211	4,227,211
Capital loss carryforwards	318,915	318,915
Share issuance cost	6,077	227,253
	27,665,940	26,984,341
Deferred tax liabilities
Unrealized foreign exchange gain	(271,913)	(271,913)
Convertible debentures	-	(12,857)
	(271,913)	(284,770)

Valuation allowances for
deferred tax assets	(27,394,027)	(26,699,571)
Net deferred tax assets	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax assets (liabilities):

	2022	2021
	$	$
Balance at the beginning of the year	-	-
Recognized in profit/loss	(5,521)	(93,854)
Recognized in shareholders' equity	5,521	93,854
Balance at the end of the year	-	-

At November 30, 2022, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal

2029	614,200
2030	3,717,403
2031	6,154,180
2032	6,410,970
2033	4,984,768
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	11,231,494
2039	9,891,661
2040	3,111,826
2041	4,968,817
2042	890,607
62,493,624

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2022. The Company has non-capital loss carry-forwards at November 30, 2022, totaling $62,493,624 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2029 and 2042.

16. Income taxes (continued)

At November 30, 2022, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $15,951,739 (2021 - $15,951,739) which can be carried forward indefinitely.

At November 30, 2022, the Company had approximately $2,933,013 (2021 - $2,933,013) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2022 or November 30, 2021.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2021 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company had accrued interest and penalties as of November 30, 2022 of $38,673 (2021 - $Nil and 2020 - $Nil).

17. Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2022, and continuing as at May 31, 2023, the Company is not aware of anypending or threatenedmateriallitigation claimsagainst the Company, other than as described below.

In November 2016, the Company filed an NDA for its Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

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

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and were to expire on August 24, 2019, unless the stay was earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

17. Contingencies(continued)

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

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and The Company were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relatingto the NDA and (ii) if the parties fail to resolve all such claims during such periodPurdue Pharma will have fifteen (15) days to pursue an infringement action against the Company.The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 theU.S.District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice.In consideration of the confidential stipulated dismissal agreement andfor future saved litigation expenses, Purduepaidan amount to the Company.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

17. Contingencies(continued)

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

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended-release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”).

On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021. At a hearing on October 12,2021, the Court approved the settlement. The stipulation of settlement provides for a settlement payment of CAD$266,000 by the Company, CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000. Therefore, this action is now settled.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleged that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021. In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

17. Contingencies(continued)

dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter. The Company has fulfilled the terms and has received a release and consent to dismiss. A dismissal order is pending from the court.

On or about August 9, 2022, a service provider brought to the Company’s attention a Motion Record to seek judgement with respect to amounts owed it by the Company for the principal amount owed, plus pre-judgment interest and costs. We found out then, that a statement of claim dated May 3, 2021 was delivered to the Company’s premises. The Company did not respond to the claim because it was inadvertently never brought to the attention of management, as a result the Company was noted in default in May 31, 2021. The Company was not aware of claim and the default before August 9, 2022. The Company has signed a consent which allows the other party to obtain judgement from a court and take steps to enforce judgement if we default on certain conditions.

18. Financial instruments

(a) Fair values

The Company follows ASC Topic 820 Fair Value Measurement (“ASC Topic 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

18. Financial instruments (continued)

(a) Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2022		November 30, 2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,800,000	1,753,406	1,751,483	1,783,882
Promissory notes payable(i)	360,514	360,514	165,878	165,878

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

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2022	2021
	$	$
Accounts receivable	602	-
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	602	-

Not past due	602	-
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	602	-

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2022, three customers accounted for all the revenues and one customer accounted for all the accounts receivable of the Company recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheet as at November 30, 2022.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

18. Financial instruments (continued)

(c)Foreign exchange risk

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2022:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,764,692	-	-	-	-	3,764,692
Accrued liabilities	2,821,506	-	-	-	-	2,821,506
Employee costs payable	3,067,578	-	-	-	-	3,067,578
Operating lease liabiity	45,891	45,891	45,891	45,891	-	183,564
Convertible debentures (Note 8)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 8)	360,514	-	-	-	-	360,514
Total contractual obligations	11,860,181	45,891	45,891	45,891	-	11,997,854

19. Segmented information

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

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2022, 2021 and 2020 (Stated in U.S. dollars)

	November 30,	November 30,	November 30,
	2022	2021	2020
	$	$	$
Revenue
United States	29,682	-	1,401,517
Canada	19,068	-	-
Other	16,978	-	-
	65,728	-	1,401,517

Total assets
Canada	1,432,032	2,096,425	3,387,055

Total property and equipment
Canada	788,050	994,109	1,770,137

Item 19. Exhibits.

EXHIBIT INDEX

Number	Exhibit
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
4.6

12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.56 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2012 as filed on January 31, 2013)

4.7

Extension of Debenture Maturity Date dated October 1, 2014 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.66 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2014 as filed on February 27, 2015)

4.8

Extension of Debenture Maturity Date dated as of June 29, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.68 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.9

Extension of Debenture Maturity Date dated as of December 8, 2015 to that certain 12% convertible term debenture dated January 10, 2013 in principal amount of $1,500,000 (incorporated herein by reference to Exhibit 4.69 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2015 as filed on March 21, 2016)

4.10

Extension of Debenture Maturity Date dated as of May 26, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.72 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.11

Extension of Debenture Maturity Date dated as of December 1, 2016 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.73 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2016 as filed on February 28, 2017)

4.12

Extension of Debenture Maturity Date dated as of March 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.79 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.13

Extension of Debenture Maturity Date dated as of September 28, 2017 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.80 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2017 as filed on March 1, 2018)

4.14

Extension of Debenture Maturity Date dated as of October 1, 2018 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.29 to Amendment No. 1 to the Company's Registration Statement on Form F-1 as filed on October 5, 2018 (Registration No. 333-227448)

4.15

Extension of Debenture Maturity Date dated as of October 1, 2019 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.15 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

Number	Exhibit
4.16

Extension of Debenture Maturity Date dated as of April1, 2019 to that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.16 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.17

12% convertible term debenture dated May 1, 2019 in principal amount of $1,050,000refinancing of that certain 12% convertible term debenture dated January 10, 2013 (incorporated herein by reference to Exhibit 4.17to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.18

Extension of Debenture Maturity Date dated as of November 1, 2019 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.18to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.19

Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.19 to the Company's annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.20

Extension of Debenture Maturity Date dated as of January31, 2020 to that certain 12% convertible term debenture dated May 1, 2019 (incorporated herein by reference to Exhibit 4.20to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.26

Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company’s report on Form 6-K for the month of November 2013 as filed on November 27, 2013)

4.27(†)

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

4.32	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)
4.33	Form of Wainwright Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of October 2017 as filed on October 12, 2017)

Number	Exhibit
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

Number	Exhibit
4.51	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.52	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 99.3 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.53	Form of Underwriter Warrant (incorporated herein by reference to Exhibit 99.4 to the Company’s report on Form 6-K for the month of October 2018 as filed on October 12, 2018)
4.54

10% convertible term debenture dated September 10, 2018 in principal amount of $500,000 (incorporated herein by reference to Exhibit 4.25 to the Company’s Registration Statement on Form F-1 as filed on September 20, 2018 (Registration No. 333-227448))

4.57(*)

License and Commercial Supply Agreement dated effective August 15, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.50 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.58(*)

License and Commercial Supply Agreement dated effective September 2, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.51 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.59(*)

License and Commercial Supply Agreement dated effective November 1, 2019, between Tris Pharma, Inc. and Intellipharmaceutics Corp (incorporated herein by reference to Exhibit 4.52 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.60

Promissory note dated September 5, 2019 for up to $6,500 issued by IntellipharmaceuticsInternational Inc. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.53to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.61

Promissory note dated September 13, 2019 for up to CDN$203,886 issued by IntellipharmaceuticsInternational Inc. to Isa Odidi and Amina Odidi (incorporated herein by reference to Exhibit 4.54to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.62

12% convertible term debenture dated November 15, 2019 in principal amount of $250,000 (incorporated herein by reference to Exhibit 4.55 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.63

Extension of Debenture Maturity Date dated as of January31, 2020 to that certain 12% convertible term debenture dated November 15, 2019 (incorporated herein by reference to Exhibit 4.56to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2019 as filed on March 30, 2020)

4.64	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.65	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.66	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.67	Extension of Debenture Maturity Date dated as of July 15, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.68	Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated November 15, 2019
4.69	Extension of Debenture Maturity Date dated as of March 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.70	Extension of Debenture Maturity Date dated as of May 15, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.71	Extension of Debenture Maturity Date dated as of June 12, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.65	Extension of Debenture Maturity Date dated as of July 15, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.65	Extension of Debenture Maturity Date dated as of December 31, 2020 to that certain 12% convertible term debenture dated May 1, 2019
4.66	Extension of Debenture Maturity Date dated as of September 1, 2020 to that certain 10% convertible term debenture dated September 10, 2018
4.67	Extension of Debenture Maturity Date dated as of November 30, 2020 to that certain 10% convertible term debenture dated September 10, 2018
4.68

Indenture of Lease dated as of August 20, 2020 between Finley W. McLachlan Properties Inc. and Dufferin Lumber And Supply Company Limited, and Intellipharmaceutics Corp. for premises at 30 Worcester Road, Toronto, Ontario, Canada

4.69	Extension of Debenture Maturity Date dated as of May 31, 2021 to that certain 12% convertible term debenture dated May 1, 2019

Number	Exhibit
4.70	Extension of Debenture Maturity Date dated as of July 31, 2021 to that certain 12% convertible term debenture dated May 1, 2019
4.71	Extension of Debenture Maturity Date dated as of October 31, 2021 to that certain 12% convertible term debenture dated May 1, 2019
4.72	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 12% convertible term debenture dated May 1, 2019
4.73	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 12% convertible term debenture dated May 1, 2019
4.74	Extension of Debenture Maturity Date dated as of May 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018
4.75	Extension of Debenture Maturity Date dated as of July 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018
4.76	Extension of Debenture Maturity Date dated as of October 31, 2021 to that certain 10% convertible term debenture dated September 10, 2018
4.77	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 10% convertible term debenture dated September 10, 2018
4.78	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 10% convertible term debenture dated September 10, 2018
4.79	Extension of Debenture Maturity Date dated as of May 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019
4.80	Extension of Debenture Maturity Date dated as of July 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019
4.81	Extension of Debenture Maturity Date dated as of October 31, 2021 to that certain 12% convertible term debenture dated November 15, 2019
4.82	Extension of Debenture Maturity Date dated as of February 28, 2022 to that certain 12% convertible term debenture dated November 15, 2019
4.83	Extension of Debenture Maturity Date dated as of May 31, 2022 to that certain 12% convertible term debenture dated November 15, 2019
4.84	Extension of Debenture Maturity Date dated as of November 30, 2022 to that certain 12% convertible term debenture dated May 1, 2019
4.85	Extension of Debenture Maturity Date dated as of November 30, 2022 to that certain 10% convertible term debenture dated September 10, 2018
4.86	Extension of Debenture Maturity Date dated as of November 30, 2022 to that certain 12% convertible term debenture dated November 15, 2019
4.87	License and supply agreement effective August 2022 between Taro Pharmaceuticals Inc. and Intellipharmaceutics Corp.

Number	Exhibit
4.88	Promissory note dated October 5, 2022 for up to $200,000 issued by Intellipharmaceutics International Inc. to Actimus Inc.
4.89	Extension of the Promissory note date October 5, 2022 issued by Intellipharmaceutics International Inc. to Actimus Inc.
8.1(1)	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2009 as filed on June 1, 2010)
12.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange
13.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(1)	Consent of Independent Registered Public Accounting Firm (MNP LLP)
101(1)(2)	(i) Consolidated balance sheets as at November 30, 2022 and 2021
(ii) Consolidated statements of operations and comprehensive loss for the years ended November 30, 2022, 2021 and 2020
(iii) Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2022, 2021 and 2020
(iv) Consolidated statements of cash flows for the years ended November 30, 2022, 2021 and 2020
(v) Notes to the consolidated financial statements

(1)	Filed as exhibits to this annual report on Form 20-F for the fiscal year ended November 30, 2022.

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

(†) Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the SEC

(*) Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intellipharmaceutics International Inc.

/s/ Dr. Amina Odidi

Dr. Amina Odidi

Acting Chief Financial Officer (Principal Financial Officer)

Intellipharmaceutics International Inc.

June 14, 2023

