Form 20-F/A
period 2022-11-30
Intellipharmaceutics International Inc.
filed 2024-02-06
CIK 1474835

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

•

This Company has not filed this annual report on Form 20-F in compliance with Rules 13a-16 and 15d-16 under the U.S. Exchange Act and as a result the Company is not currently eligible to (i) suspend or terminate its reporting obligations under the U.S. Exchange Act on either Form 15 or Form 15F or (ii) to raise capital on a short form basis pursuant to Form F-3.

•

In addition, Section 12(k) of the U.S. Exchange Act gives the SEC the authority to suspend trading in a security for up to 10 trading days if the SEC believes that a suspension is required to protect investors and the public interest. A trading suspension by the SEC halts the trading in a security on all trading platforms (e.g., national securities exchanges, over-the-counter market, or alternative trading systems). In addition, Section 12(j) gives the SEC the authority to revoke, or suspend for up to twelve months, an issuer's securities registration if, after an administrative hearing, the SEC finds that the Company has violated the U.S. Exchange Act by failing to file its periodic reports. A 12(j) order would impair the Company’s ability to raise capital in the United States until it files a new registration statement.

The Company filed the November 2022 annual financial statements, MD&A and required certifications as well as the Q1 2023 interim financial statements, MD&A and required certifications June 5, 2023 meeting the 90-day deadline required under Canadian law. The failure to file cease trade order was revoked dated June 7, 2023.

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

•

This Company has not furnished the quarterly financial statements and management discussion and analysis for the three-month period ended February 28, 2023 in compliance with Rules 13a-16 and 15d-16 under the U.S. Exchange Act and as a result the Company is not currently eligible to (i) suspend or terminate its reporting obligations under the U.S. Exchange Act on either Form 15 or Form 15F or (ii) to raise capital on a short form basis pursuant to Form F-3.

•

In addition, Section 12(k) of the U.S. Exchange Act gives the SEC the authority to suspend trading in a security for up to 10 trading days if the SEC believes that a suspension is required to protect investors and the public interest. A trading suspension by the SEC halts the trading in a security on all trading platforms (e.g., national securities exchanges, over-the-counter market, or alternative trading systems). In addition, Section 12(j) gives the SEC the authority to revoke, or suspend for up to twelve months, an issuer's securities registration if, after an administrative hearing, the SEC finds that the Company has violated the U.S. Exchange Act by failing to file its periodic reports. A 12(j) order would impair the Company’s ability to raise capital in the United States until it files a new registration statement.”

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

Year ended November 30, 2022 compared to the year ended November 30, 2021

Revenue

The Company recorded revenues of $65,728 for the year ended November 30, 2022 versus $Nil for the year ended November 30, 2021. Such revenues consisted primarily of up-front payment from the Taro license and supply agreement, for the year ended November 30, 2022. There was no revenue from generic Focalin XR® for the year ended November 30, 2021, primarily due to a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments in some periods which continues to date. No revenue was recognized during the year ended November 30, 2021, because the deductions resulted in nil profit share for the Company.

Research and Development

Expenditures for R&D were $2,149,126 for the year ended November 30, 2022 in comparison to $2,661,875 for the year ended November 30, 2021, resulting in a decrease of $512,749 compared to the year ended November 30, 2022. The lower R&D expenses during the year ended November  30, 2022 was due to the decrease in wages, as the Company enrolled in a government wage subsidy program, a decrease in material cost due to the write off in inventory during the year ended November 30, 2021, due to the termination of the Mallinckrodt agreement, as well as the Company having to repay a government R&D credit for Scientific Research and Development, offset by an increase in laboratory supplies and laboratory equipment validation and licensing. In the year ended November 30, 2022, we recorded $Nil of expenses for stock-based compensation for R&D employees compared to $Nil for the year ended November 30, 2021.  After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2022 were lower by $512,749 compared to the year ended November 30, 2021. The higher R&D expense during the year ended November 30, 2021 was due to the allocation of losses on royalty payments for generic Focalin XR®.

For the year-ended November 30, 2022, and November 30, 2021 , research and development expenses comprised of the following:

Fiscal year ended November 30,

Description	2022	2021
Salaries	$1,196,882	$1,289,275
Active Raw Materials	-	96,664
Reference Products	995	21,147
Excipient Raw Material	538	6,128
Chemicals	3,469	9,872
Laboratory Supplies	14,111	6,615
Analytical Contract	1,635	2,530
Packaging Materials	-	14,805
License, Validation, Registry	30,905	14,312
Lab Uniform and Laundary	2,181	5,026
Regulatory Consulting	3,205	-1,597
Regulatory Filing Expense	610,054	616,832
Equipment Maintenance	18,844	37,673
Brokerage & Freight Expense	-735	1,233
Storage Fee Expense	24,390	94,617
Facility Maintenance	238,352	220,358

R&D emploee options expense	4,301	9,761
SR&ED Credit	-	161,716
loss in profit share payment (PAR)	-	54,908
	2,149,126	2,661,875

Because of the capital constraints in the Company during the last few years, the Company did not make significant investment in R&D in any one project.

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

